11/5

07027868

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Avastra Ltd.

*CURRENT ADDRESS GPO Box 744
Brisbane QLD 4001
Australia

**FORMER NAME

**NEW ADDRESS

PROCESSED
NOV 15 2007
THOMSON FINANCIAL

FILE NO. 82- 35729 FISCAL YEAR

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☐
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☒
DEF 14A	(PROXY)	☐			

OICF/BY: MAC

DAT : 11/9/07

ASX
AUSTRALIAN SECURITIES EXCHANGE

MARKET RELEASE

1 November 2007

Avastra Limited

TRADING HALT

The securities of Avastra Limited (the "Company") will be placed in pre-open at the request of the Company, pending the release of an announcement by the Company. Unless ASX decides otherwise, the securities will remain in pre-open until the earlier of the commencement of normal trading on Tuesday, 6 November 2007 or when the announcement is released to the market.

Security Code: AVS

Rohan Abeyewardene
Adviser, Issuers (Brisbane)

AVASTRA

1 November 2007

Australian Stock Exchange
Riverside Centre
Level 5, 123 Eagle Street
Brisbane QLD 4000

Attention: Rohan Abeyewardene

Avastra Ltd (ASX: AVS): Request for Trading Halt

We hereby request an immediate trading halt on our securities until such time as an announcement is made regarding a proposed capital raising. The company expects to make a full announcement detailing the terms of the capital raising on Monday 5 November 2007.

The company is not aware of any reason why the trading halt should not be granted.

Capital will be raised to allow the company to progress with its stated objective of consolidating the fragmented US sleep diagnostic market, and to take advantage of current opportunities in the large acquisition pipeline.

Yours faithfully,

Paul Jobbins
Company Secretary

Avastra Ltd ABN 47 094 446 803
Level 7, 360 Queen Street, Brisbane QLD 4000 AUSTRALIA
GPO Box 744, Brisbane QLD 4001 AUSTRALIA
phone: (61) 7 3120 0633, fax: (61) 7 3120 0639
info@avastra.com www.avastra.com

AVASTRA

UBS Australian Healthcare Conference

Investor Presentation

Dr. Mitchell Rosenberg, Executive Chairman

November 1, 2007

ASX code: AVS

AVASTRA

Vision:

Avastra is committed to being the largest and highest quality provider of sleep diagnostic, therapeutic and clinical trials services in the United States

Avastra History

- Avastra had an EGM in September 2006 to authorize direction into "rolling up" sleep centres in the USA
- AVS relists in December 2006
- Avastra has acquired eight established sleep centre businesses since listing
- As of November 2007:
  - AVS is the 2nd largest sleep centre group in the USA
  - AVS has run rate revenue of US$50m (including LOIs)
  - AVS is profitable
  - AVS is operationally cash-flow positive

AVASTRA

Overall Market Characteristics

- US$2+ billion market for sleep diagnostic services
- US$1+ billion market for selling CPAPs
- US$500+ million market for clinical trail services related to sleep
- Annual growth estimated to be 15% - 30%
- Highly fragmented market with no market leader:
  - Over 1100 companies in the industry
- Limited access to capital or liquidity for current sleep centres
  - US public markets too large for these businesses
  - No industry players (Respironics/F&P/ResMed, insurance carriers, DME companies) able to effectively purchase centres

AVASTRA

Two Distinct Types of Sleep Centres in the Market: 'Hub' and 'Spoke'

Avastra has found <u>TWO</u> distinct types of sleep centres in the market.

1. **'Hub' Business (usually 5-7 centres in a region)** - of the 1100 total centres in the market, ***less than 50*** offer a line of revenue with high barriers to entry and high profit margins.

- **Research Trials Services** – a medically supervised service provided to pharmaceutical companies looking for FDA approval of a sleep drug where the pharmaceutical company pays AVS $12,000 to $50,000 per patient to execute a phase II or phase III trial
- **Ambulatory Services** – an unattended sleep study where health insurance companies pay $350 to $650 per night to diagnose a patient in their own house using portable equipment

2. **'Spoke' Business (usually 1-3 centres, very local)** – of the 1100 total centres in the market, virtually all centres (including 'hubs') offer the standard lines of revenue:

- **Clinical Diagnostics** – a technician attended sleep study where health insurance companies pay $600 to $1000 per night to diagnose a using equipment built into the laboratory
- **CPAP Set Up** – a service to set up a patient on a CPAP machine (for patients with apnea) where health insurance companies pay $800 to $3200 per machine set up by Avastra employed respiratory therapists

AVASTRA

Industry Consolidation Benefits and Leverage

"It's all about the patient database"

- Improving lines of revenue at the 'hub' level.
  - Each 'hub' business excels in obtaining certain types of clinical trials and recruiting patients from their database.
  - 'Hubs' share these trials across other 'hub' businesses increasing revenues by tapping the database for many types of trials.
  - A special focus on CPAP sales and supply, an area where 'hub' businesses generally do not focus, increases sales
- **KEY DRIVER:** Leveraging 'hubs' to bring clinical trials into the 'spokes'
  - Once a 'spoke' is started or acquired, Avastra has mastered the process of improving the business with the ability to execute clinical trials
  - The 'spoke' business can then use its **established patient database** to recruit research subjects yielding massive growth in EBIT margins after purchase
- Operating in a fast growing market as a dominant, high quality company drives more referrals

AVASTRA

The Acquisition Opportunity – Target Rich Environment with Virtually No Acquisition Competition

'Hubs' – less than 50 total in the market

- Privately-held and doctor-owned/operated; profitable but capital constrained
  - Average hub business has 25 beds with US$5M in revenue
    - Usually 5-7 locations in a region
  - Restricted ability to grow business in lucrative research revenue line due to lack of capital
- Regionally fragmented market with niche specialties
  - No company offers research services in more than 2 regions
  - Less than 50 total companies offer the service because a well known sleep doctor is needed to attract the trials

'Spokes' – over 1000 in the market

- Privately-held, very localized and technician-owned/operated; total lack of access to capital
  - Average spoke business has 8 beds with US$2M in revenue

Over 1100 total business with no exits opportunities and no access to capital. Currently, AVS is the only company with a substantial balance sheet that can take advantage of the market dynamics

AVASTRA

AVASTRA

Current Business

National Footprint, Integration Plan & Business Risks

Sleep Centres Currently Owned and Centres Under Negotiation



United States
CANADA
Hudson Bay
RUS.
AK
CAN.
Pacific Ocean
HI
WA
OR
ID
MT
WY
NV
UT
CO
AZ
NM
ND
SD
NE
KS
OK
TX
MN
IA
MO
AR
LA
WI
IL
MI
IN
OH
KY
TN
MS
AL
GA
FL
SC
NC
VA
WV
MD
DE
PA
NJ
NY
CT
RI
MA
VT
NH
ME
Ottawa
Washington, D.C.
UNITED STATES
MEXICO
Pacific Ocean
Atlantic Ocean
Gulf of Mexico
Northern Mariana Islands
Guam
American Samoa
U.S. Virgin Islands
Puerto Rico
Acquire Hub business
0 250 500 mi
0 250 500 km

★ ✧ Acquired hub/spoke business ● Planned greenfield expansions

△ Hub business acquisition/academic transformation in advanced negotiations

Annualised Run Rate Figures including LOI September 2006 – December 2007

	Snapshot September 2006 (EGM)	Snapshot December 2006	Snapshot July 2007	Snapshot Est. December 2007
Annualised run rate Revenues	$ 0	A$18,400,000	A$38,000,000	A$55,000,000

- Annualized Snapshot Revenue and EBITDA figures are based upon trailing 12 months of revenue and EBITDA for each acquired business (even if prior to Avastra ownership), less corporate overhead and other expenses to improve the acquired business. The result is a "run rate" figure for the business assuming no further growth and no further acquisitions. Therefore, full results of acquired companies will not fully impact Avastra's financials until acquired businesses are owned by Avastra for one year.
- All figures are rounded unaudited actual annualised run rate results.

Integration Model:
Organizational Chart for AVS



Patients/Referring Doctors
Shareholders
SLEEP CENTRE
CPAP/Therapeutics Sales
Clinical Trials Sales
Sleep Diagnostics Sales
Sleep Technicians
Respiratory Therapists
Back Office:
Billing/
Contracting
I.T./General
Accounts
Medical Group/Employed Doctors
General Managers
Executive Team: Exec Chairman – Mitchell Rosenberg
COO, CFO, CMO, EVP
Board of Directors

Integration Savings

Efficiencies:

- Centralize billing, contracting, information systems
- Improve pricing for CPAP procurement with added purchasing power
- Nationalized marketing for large payor accounts
- Staffing within geographic regions
- Standard operating procedures/best practices
- Human resource administration

AVASTRA

Strategies for Facing Market Risks Create Competitive Advantage for Avastra

- Labour shortage of qualified and trained sleep technicians
  - AVS is well positioned with a sleep technician school to train and retain qualified personnel
- Ambulatory reimbursement for sleep tests by Medicare
  - With 4 existing revenue streams, AVS has a strong strategy to make risk a competitive advantage

AVASTRA

AVASTRA

Summary of Acquisitions & Integration to November 1, 2007

Company Overview September 2007- June 2008

- On 29 August 2006 Shareholders approved significant change to nature and scale of Company's activities - focus on sleep disorder diagnostics – US$2B market

- *Acquired PSM; Dec. 07 as West Coast "hub" business*
- *Acquired SleepWell and PDX; Jan and Feb 07 as West Coast "spoke" businesses*
- *Acquired Somnitech; June 07 as Mid-West "hub" business*
- *Acquired Ca Sleep; June 07 as West Coast "spoke" business*

- **The west coast "Hub" successfully drives additional revenue streams into spoke businesses increasing revenues and EBITDA**

- *Acquired Complete Sleep; July 07 as "spoke" business*
- *Acquired SMCC; October 07 as Upper East Coast "hub" business*
- *Acquired SMIM; October 07 as Northwest "hub" business*

- Large pipeline of acquisitions will result in substantial growth in profits and revenues over the next 3 years. **AVS offers a 1 for 10 rights offering to build balance sheet cash for further acquisitions**

AVASTRA

AVASTRA

Company Announcement

31 October 2007

Avastra Ltd (ASX: AVS): Appendix 4C – Quarterly Report

Please find attached Appendix 4C, Consolidated Statement of Cash Flows, for the quarter to 30 September 2007.

A significant percentage of the Company's revenue comes from clinical trials with payments often collected in substantial portions at the end of projects. As a result it is difficult to equate cash flow statements with income statements. During the September quarter the group has recorded strong sales in all revenue lines however cash flow suffered from the lumpy nature of receipts from research trials while expenses relating to research trials continued to be paid regularly. We have seen collections improve during October and we expect them to continue to improve throughout the current quarter.

As the company has matured in size and scope certain expenses have been reclassified this quarter making comparison with previous quarters difficult.

At 30 September 2007 the Company maintains a balance in $7.6M in accounts receivable and a further $5.1M in cash.

By Order of the Board

For further information contact Simon Mitchell, Executive Director, on +61 7 3120 0637.

Avastra Ltd ABN 47 094 446 803
Level 7, 360 Queen Street, Brisbane QLD 4000 AUSTRALIA
GPO Box 744, Brisbane QLD 4001 AUSTRALIA
phone: (61) 7 3120 0633, fax: (61) 7 3120 0639
info@avastra.com www.avastra.com

Rule 4.7B

Appendix 4C

Quarterly report for entities admitted on the basis of commitments

Name of entity

Avastra Ltd

ABN

47 094 446 803

Quarter ended ("current quarter")

30 September 2007

Consolidated statement of cash flows

Cash flows related to operating activities		Current quarter $A'000	Year to date (3 months) $A'000
1.1	Receipts from customers	7,813	7,813
1.2	Payments for (a) staff costs	(4,480)	(4,480)
	(b) advertising & marketing	(74)	(74)
	(c) research & development	-	-
	(d) leased assets	-	-
	(e) other working capital	(2,790)	(2,790)
1.3	Dividends received	-	-
1.4	Interest and other items of a similar nature received	44	44
1.5	Interest and other costs of finance paid	(51)	(51)
1.6	Income taxes paid	(159)	(159)
1.7	Other (provide details if material)		
	(a) rent	(540)	(540)
	(b) consulting fees	(81)	(81)
	(c) compliance	(144)	(144)
	(d) office supplies	(376)	(376)
	Net operating cash flows	(838)	(838)

+ See chapter 19 for defined terms.

		Current quarter $A'000	Year to date (3 months) $A'000
1.8	Net operating cash flows (carried forward)	(838)	(838)
	Cash flows related to investing activities		
1.9	Payment for acquisition of:		
	(a) businesses (item 5)	(1,465)	(1,465)
	(b) equity investments	-	-
	(c) intellectual property	-	-
	(d) physical non-current assets	(312)	(312)
	(e) other non-current assets	-	-
1.10	Proceeds from disposal of:		
	(a) businesses (item 5)		
	(b) equity investments		
	(c) intellectual property		
	(d) physical non-current assets		
	(e) other non-current assets		
1.11	Loans to other entities	-	-
1.12	Loans repaid by other entities	-	-
1.13	Other (provide details if material)	-	-
	Net investing cash flows	(1,777)	(1,777)
1.14	**Total operating and investing cash flows**	(2,615)	(2,615)
	Cash flows related to financing activities		
1.15	Proceeds from issues of shares, options, etc.	-	-
1.16	Proceeds from sale of forfeited shares	-	-
1.17	Proceeds from borrowings	-	-
1.18	Repayment of borrowings	(226)	(226)
1.19	Dividends paid	-	-
1.20	Other (provide details if material)	-	-
	Costs of raising capital	(63)	(63)
	Cash held in acquired business		
	Net financing cash flows	(289)	(289)
	Net increase (decrease) in cash held	(2,904)	(2,904)
1.21	Cash at beginning of quarter/year to date	8,063	8,063
1.22	Exchange rate adjustments to item 1.20	-	-
1.23	**Cash at end of quarter**	5,159	5,159

+ See chapter 19 for defined terms.

Payments to directors of the entity and associates of the directors

Payments to related entities of the entity and associates of the related entities

		Current quarter $A'000
1.24	Aggregate amount of payments to the parties included in item 1.2	67
1.25	Aggregate amount of loans to the parties included in item 1.11	

1.26 Explanation necessary for an understanding of the transactions

Directors fees and superannuation $67,000

Non-cash financing and investing activities

2.1 Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows

2.2 Details of outlays made by other entities to establish or increase their share in businesses in which the reporting entity has an interest

Financing facilities available

Add notes as necessary for an understanding of the position. (See AASB 1026 paragraph 12.2).

		Amount available $A'000	Amount used $A'000
3.1	Loan facilities	566	376
3.2	Credit standby arrangements		

+ See chapter 19 for defined terms.

Reconciliation of cash

Reconciliation of cash at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.		Current quarter $A'000	Previous quarter $A'000
4.1	Cash on hand and at bank	3,291	5,049
4.2	Deposits at call	848	2,020
4.3	Bank overdraft	-	-
4.4	Term Deposits	1,020	994
	Total: cash at end of quarter (item 1.23)	5,159	8,063

Acquisitions and disposals of business entities

		Acquisitions *(Item 1.9(a))*	Disposals *(Item 1.10(a))*
5.1	Name of entity	Complete Sleep Analysis, LLC	N/A
5.2	Place of incorporation or registration	Arizona, USA	
5.3	Consideration for acquisition or disposal	US$122,000 plus 60,000 shares (excluding earn out payments)	
5.4	Total net assets	$113,000	
5.5	Nature of business	Operator of sleep diagnostic laboratories and supplier of sleep therapeutic equipment	

Compliance statement

1 This statement has been prepared under accounting policies which comply with accounting standards as defined in the Corporations Act (except to the extent that information is not required because of note 2) or other standards acceptable to ASX.

2 This statement does give a true and fair view of the matters disclosed.

Sign here: .... Date: 31 October 2007
(Company Secretary)

Print name: Paul Jobbins

+ See chapter 19 for defined terms.

Notes

1. The quarterly report provides a basis for informing the market how the entity's activities have been financed for the past quarter and the effect on its cash position. An entity wanting to disclose additional information is encouraged to do so, in a note or notes attached to this report.

2. The definitions in, and provisions of, *AASB 1026: Statement of Cash Flows* apply to this report except for the paragraphs of the Standard set out below.

   - 6.2 - reconciliation of cash flows arising from operating activities to operating profit or loss
   - 9.2 - itemised disclosure relating to acquisitions
   - 9.4 - itemised disclosure relating to disposals
   - 12.1(a) - policy for classification of cash items
   - 12.3 - disclosure of restrictions on use of cash
   - 13.1 - comparative information

3. **Accounting Standards.** ASX will accept, for example, the use of International Accounting Standards for foreign entities. If the standards used do not address a topic, the Australian standard on that topic (if any) must be complied with.

+ See chapter 19 for defined terms.

AVASTRA | **Notice of Annual General Meeting**

Notice is hereby given that the Annual General Meeting of Avastra Ltd will be held at 2:00pm on Friday 30 November 2007 at Riverside Centre Auditorium, Level 5, 123 Eagle Street, Brisbane QLD 4000.

AGENDA

Open

Chairman's Address

Financial Statements and Reports
To receive and consider the Annual Financial Report, Directors' Report and Auditors Report for the year ended 30 June 2007.

Resolutions
To consider and if thought fit pass the following as ordinary resolutions:

1. Change of company name

To consider and, if thought fit, pass the following resolution as a special resolution:

"That for the purposes of section 157(1) of the Corporations Act, 2001 and for all other purposes, the Company adopt 'Avastra Sleep Centres Limited' as the name of the Company."

2. Adoption of the Remuneration Report

That the Remuneration Report, included in the Directors Report for the year ended 30 June 2007, be adopted.

3. Re-election of Dr Mitchell Rosenberg as Company Director

That Dr Mitchell Rosenberg, who was appointed as a Director as an addition to the existing Directors on 24 January 2007, being eligible for re-election, and seeking re-election in accordance with Article 55 of the Company's Constitution, be and is hereby re-elected as a Director of the Company.

4. Re-election of Mr Simon Mitchell as Company Director

That Mr Simon Mitchell, who was appointed as a Director as an addition to the existing Directors on 5 April 2007, being eligible for re-election, and seeking re-election in accordance with Article 55 of the Company's Constitution, be and is hereby re-elected as a Director of the Company.

5. Re-election of Mr Troy Shadian as Company Director

That Mr Troy Shadian, who was appointed as a Director as an addition to the existing Directors on 24 January 2007, being eligible for re-election, and seeking re-election in accordance with Article 55 of the Company's Constitution, be and is hereby re-elected as a Director of the Company.

6. Re-election of Dr George Steinfels as Company Director

That Dr George Steinfels, who being a director who retires at the meeting in accordance with Article 57 of the Company's Constitution and being eligible for re-election and seeking re-election, be and is hereby re-elected as a Director of the Company.

7. Ratification of Allotment and Issue of Shares

To consider and, if thought fit, pass the following resolution as an ordinary resolution:

"That for the purposes of listing rule 7.4 of the Listing Rules of ASX and for all other purposes, the Company approves and ratifies the allotments of the following securities, which were issued on terms and conditions set out in the Explanatory Statement accompanying this notice":

Date	Issued to	Number of Securities Issued	Terms of Securities	Assumed issue price	Gross Amount Raised ($)
25/05/2007	Vendors of California Sleep Solutions, LLC	720,000	Ordinary Shares	$0.70	Nil – consideration for acquisition
08/6/2007	Stephen Hull, MD	1,000,000	Ordinary Shares	$0.595	Nil – consideration for acquisition
18/6/2007	Stephen Hull, MD	150,000	Ordinary Shares	$0.60	Nil – consideration for acquisition
27/6/2007	Vendors of Pacific Sleep Medicine Services Inc.	2,398,554	Ordinary Shares	$0.595	Nil – consideration for acquisition
27/6/2007	Vendors of Complete Sleep Analysis, LLC	60,000	Ordinary Shares	$0.595	Nil – consideration for acquisition

Voting Exclusion Statement

The Company will disregard any votes cast on this Resolution by the vendors of California Sleep Solutions, LLC, Stephen Hull, MD, the vendors of Pacific Sleep Medicine Services, Inc, the vendors of Complete Sleep Analysis, LLC and any of their respective associates.

However, the Company need not disregard a vote if:

(a) it is cast by a person as a proxy for a person who is entitled to vote, in accordance with the direction on the proxy form; or

(b) it is cast by the person chairing the meeting as a proxy for a person who is entitled to vote, in accordance with the direction on the proxy form to vote as the proxy decides.

8. Approval of Issue of Shares

To consider and, if thought fit, pass the following resolution as an ordinary resolution:

"That for the purposes of section Listing Rule 7.1 of the Listing Rules of ASX and for all other purposes, approval is given for the Company to allot and issue the following securities on the terms and conditions set out in the Explanatory Statement accompanying this notice:"

To be issued	Number of Securities to be Issued	Terms of Securities	Gross Amount Raised ($)
Dr Daniel Rifkin, M.D.	1,130,000	Ordinary Shares	Nil – consideration for acquisition
Dr Paul Haberman, M.D.	938,000	Ordinary Shares	Nil – consideration for acquisition
Sleep Medicine Institute Management, LLC	1,400,000	Ordinary Shares	Nil – consideration for acquisition

Voting Exclusion Statement

The Company will disregard any votes cast on this Resolution by Sleep Medicine Institute Management, LLC, Dr Paul Haberman, M.D., Dr Daniel Rifkin, M.D., and any of their respective associates.

However, the Company need not disregard a vote if:

(a) *it is cast by a person as a proxy for a person who is entitled to vote, in accordance with the direction on the proxy form; or*

(b) *it is cast by the person chairing the meeting as a proxy for a person who is entitled to vote, in accordance with the direction on the proxy form to vote as the proxy decides.*

9. Approval of Issue of Options to Director

To consider and, if thought fit, pass the following resolution as an ordinary resolution:

"That, for the purposes of Listing Rule 10.11 of the Listing Rules of ASX and for all other purposes, approval is given for the Company to allot and issue 300,000 options to Simon Mitchell, an Executive Director of the Company, on the terms and conditions set out in the explanatory statement."

Voting Exclusion Statement

The Company will disregard any votes cast on this Resolution by Simon Mitchell and any of his associates.

However, the Company need not disregard a vote if:

(a) *it is cast by a person as a proxy for a person who is entitled to vote, in accordance with the direction on the proxy form; or*

(b) *it is cast by the person chairing the meeting as a proxy for a person who is entitled to vote, in accordance with the direction on the proxy form to vote as the proxy decides.*

By Order of the Board

Paul Jobbins
Company Secretary
28 October 2007

Proxies

A proxy form is attached.

A member entitled to attend and vote may appoint not more than 2 proxies. Where more than one proxy is appointed, each proxy must be appointed to represent a specified proportion of the member's voting rights.

To be valid, a proxy form must be received by the Company by 2.00 pm Brisbane time on 28 November 2007 ("Proxy Deadline"). Proxies may be submitted:

(a) by post in the reply paid envelope provided; or

(b) by post addressed to, or delivery to the Company's Registry, Computershare Investor Services Pty Ltd, Level 2, 60 Carrington Street, Sydney, NSW 2000; or

(c) by facsimile to the Registry at +61 3 9473 2118.

Voting Entitlements

For the purposes of the meeting, shares will be taken to be held by the persons who are registered holders at 2:00 pm on Wednesday, 28 November 2007. Accordingly, transactions registered after that time will be disregarded in determining entitlements to attend and vote at the meeting.

Avastra Ltd – AGM Explanatory Statement

This explanatory statement has been prepared to assist members in understanding the business to be put to members at the Annual General Meeting and forms part of the notice of meeting.

Financial statements and member questions

The Financial Report, Directors' Report and Auditor's Report for the Company for the year ended 30 June 2007 will be laid before the meeting. There is no requirement for members to approve those reports. However, the Chairman will allow a reasonable opportunity for members to ask questions or make comments about those reports. Members will also be given a reasonable opportunity to ask the auditor questions about the conduct of the audit and the preparation and content of the Auditor's Report.

1. Change of company name

To reflect the Company's change of business from being a biotechnology company to a company owning, acquiring and operating sleep centres, the Board proposes to change its name from Avastra Ltd to Avastra Sleep Centres Limited.

Under section 157(1) of the *Corporations Act* 2001, a Company must obtain member approval by a special resolution to adopt a new name.

The name change is subject to and will take effect when the Australian Securities and Investments Commission effects the change and alters the Company's registration details.

Accordingly, Resolution 1 seeks member approval to change the Company's name.

Directors' Recommendation

The Board recommends that members vote in favour of the resolution to change the Company's name.

2. The Remuneration Report

In accordance with Section 250R(2) of the Corporations Act, the Company submits the Remuneration Report to Shareholders for consideration and adoption.

The Remuneration Report sets out the Company's remuneration requirements for the Managing Director/CEO, executives and non-executive directors. A reasonable opportunity will be provided for discussion of the Remuneration Report at the meeting.

Please note that the vote on Resolution 2 is advisory only and does not bind the Company or its directors.

The Directors recommend that Shareholders vote in favour of this resolution. The Chairman will vote any undirected proxy votes in favour of this resolution.

3. Re-election of Dr Mitchell Rosenberg as Company Director

Dr Mitchell Rosenberg was elected by the Board on 24 January 2007. The Company's constitution requires that a director appointed by the board retire at the next AGM. Dr Rosenberg is eligible and offers himself for re-election.

Dr Rosenberg's profile can be found on page 7 of the Annual Report accompanying this notice. The Directors recommend that Shareholders vote in favour of this resolution. The Chairman will vote any undirected proxy votes in favour of this resolution.

4. Re-election of Mr Simon Mitchell as Company Director

Mr Simon Mitchell was elected by the Board on 5 April 2007. The Company's constitution requires that a director appointed by the board retire at the next AGM. Mr Mitchell is eligible and offers himself for re-election.

Mr Mitchell's profile can be found on page 7 of the Annual Report accompanying this notice. The Directors recommend that Shareholders vote in favour of this resolution. The Chairman will vote any undirected proxy votes in favour of this resolution.

5. Re-election of Mr Troy Shadian as Company Director

Mr Troy Shadian was elected by the Board on 27 January 2007. The Company's constitution requires that a director appointed by the board retire at the next AGM. Mr Shadian is eligible and offers himself for re-election.

Mr Shadian's profile can be found on page 7 of the Annual Report accompanying this notice. The Directors recommend that Shareholders vote in favour of this resolution. The Chairman will vote any undirected proxy votes in favour of this resolution.

6. Re-election of Dr George Steinfels as Company Director

Dr George Steinfels was elected by shareholders on 22 November 2006. The Company's constitution requires that at least one third of the Directors (excluding those appointed by the Directors and required to submit themselves for re-election in any event) retire at each AGM. Dr Steinfels is eligible and offers himself for re-election.

Dr Steinfels's profile can be found on page 8 of the Annual Report accompanying this notice. The Directors recommend that Shareholders vote in favour of this resolution. The Chairman will vote any undirected proxy votes in favour of this resolution.

7. Ratification of allotment of securities pursuant to Listing Rule 7.4

This resolution has been proposed so that members may consider and, if thought fit, formally approve for all purposes, including for the purpose of ASX Listing Rule 7.4, the recent issues by the Company of ordinary shares (**"Share Issues"**).

ASX Listing Rule 7.4 provides that an issue of shares made without approval under ASX Listing Rule 7.1 is treated as having been made with approval for the purpose of ASX Listing Rule 7.1 where the issue did not breach the ASX Listing Rule 7.1 and the members subsequently approved it.

The Share Issues have already taken place, within the 15% limit prescribed by the ASX Listing Rule 7.1. Member approval of the Share Issues is, accordingly, sought in accordance with ASX Listing Rule 7.4. The effect of member approval is described below.

Listing Rule 7.5 contains certain requirements as to the contents of a notice sent to Shareholders for the purpose of Listing Rule 7.4 and the following information is included in this Explanatory Statement for that purpose:

Vendors of California Sleep Solutions, LLC

- The number of shares issued was 720,000 shares.
- The shares were allotted on 25 May 2007.
- The deemed issue price for the securities was $0.70.
- The shares rank equally with existing ordinary shares.
- The shares formed part of the consideration paid by the Company for all of the ordinary shares in California Sleep Solutions, LLC. An explanation of the acquisition and consideration is more particularly described in the ASX announcement released on 15 May 2007.

Stephen Hull, MD (issue 1)

- The number of shares issued was 1,000,000 shares.
- The shares were allotted on 8 June 2007.
- The deemed issue price for the securities was $0.595.
- The shares rank equally with existing ordinary shares.
- The shares formed part of the consideration paid by the Company for the acquisition of the somniSleep Group. An explanation of the acquisition and consideration is more particularly described in the ASX announcement released on 9 May 2007.

Stephen Hull, MD (issue 2)

- The number of shares issued was 150,000 shares.
- The shares were allotted on 18 June 2007.
- The deemed issue price for the securities was $0.60.
- The shares rank equally with existing ordinary shares.
- The shares formed part of the consideration paid by the Company for the acquisition of the somniSleep Group. An explanation of the acquisition and consideration is more particularly described in the ASX announcement released on 9 May 2007.

Vendors of Pacific Sleep Medicine Services, Inc. (PSM)

- The number of shares issued was 2,398,554 shares.
- The shares were allotted on 27 July 2007.
- The deemed issue price for the securities was $0.595.
- The shares rank equally with existing ordinary shares.
- The shares formed part of the consideration by the Company for all of the ordinary shares in PSM. An explanation of the acquisition and consideration is more particularly described in the ASX announcement released on 30 November 2006.

Vendors of Complete Sleep Analysis, LLC

- The number of shares issued was 60,000 shares.
- The shares were allotted on 27 July 2007.
- The deemed issue price for the securities was $0.595.
- The shares rank equally with existing ordinary shares.
- The shares formed part of the consideration by the Company for all of the ordinary shares in Complete Sleep Analysis LLC. An explanation of the acquisition and consideration is more particularly described in the ASX announcement released on 27 July 2007.

Effect of shareholder approval

The approval proposed in Resolution 7, under ASX Listing Rule 7.4, is effectively a retrospective approval or ratification to refresh the Company's capacity to issue further equity securities pursuant to ASX Listing Rule 7.1.

If members approve Resolution 7, the Company will then have the flexibility to issue more shares in the future if an opportunity arises which the Board believes is in the best interests of the Company, and which it expects will create shareholder value. The issues of shares described in Resolution 7 would be treated, for the purpose of ASX Listing Rule 7.1, as having been made with prior shareholder approval. They would then cease to use up the part of the 15% limit and would enable that proportion of the 15% limit to be used for a future issue of securities.

Table 1: Impact of Resolutions 7 and 8 on capacity under ASX Listing Rule 7.1 to issue further shares within the 15% limit*

Before Resolution 7 is passed	**Total capacity**	
Existing capacity	Approximately 6,646,000 shares	
If Resolution 7 is passed	**Increase in existing capacity**	**Total capacity (cumulative)**
Approval of the Share Issues	Approximately 4,978,000 shares	Approximately 11,624,000 shares
If Resolution 8 is passed	**Increase in existing capacity**	**Total capacity (cumulative)**
Approval of the share issues set out in Resolution 8	Approximately 520,000 shares	Approximately 12,144,000 shares

***Notes to Table 1**

1. Unless otherwise stated, all calculations are as at 22 October 2007, being the date on which this Explanatory Statement was finalised for printing.
2. All calculations of capacity have been rounded to the nearest number in 000's of shares.

If Resolution 7 is not passed

The Company is not required, under ASX Listing Rule 7.1, to seek member approval prior to the issue of shares described in resolution 7.

If members do not approve Resolution 7, it will not invalidate the Share Issues. However, the issues of shares will be absorbed as part of the 15% limit and so reduce the Company's ability to issue further equity securities in the 12 month period subsequent to the issue, unless member approval is obtained of the issue falls within another exception in the ASX Listing Rules.

The Company may issue further shares within the limit of the existing capacity, as indicated above, without seeking further approval.

In addition, any other issues of shares or rights following the date of preparation of these Explanatory Notes will absorb part of the existing capacity, unless member approval is obtained for those issues or the issue falls within another exception in the ASX Listing Rules.

Directors' Recommendation

The Board recommends that members vote in favour of approving the Share Issues

8. Approval of proposed issues of shares to Vendors

Background

ASX Listing Rule 7.1 provides that a listed company may seek shareholder approval to issue or agree to issue shares.

ASX Listing Rule 7.1 provides that a listed company may not issue securities in any 12-month period where the total number of securities to be issued exceeds 15% of the number of fully paid ordinary securities on issue 12 months before the date of the issues, except:

(a) with the prior approval of members of the company in general meeting of the terms and conditions of the proposed issue; or

(b) where certain other exemptions apply.

Resolution 8 has been included so that Shareholders may approve, pursuant to Listing Rule 7.1, the Company issuing 3,379,000 ordinary shares. The Shares are to be issued to Dr Daniel Rifkin, M.D., Dr Paul Haberman, M.D., and Sleep Medicine Institute Management, LLC., or their respective nominees on the terms and conditions set out below.

Details

The ASX Listing Rules requires the following information to be disclosed to Shareholders for the purposes of obtaining Shareholder approval for Resolution 8:

Dr Daniel Rifkin, M.D.

- The maximum number of shares to be issued is 1,130,000 shares;
- the share issues will take place within three months of Resolution 8 being passed on a date or dates to be determined by the Directors;
- the shares issued have the same terms as, and rank equally with, other ordinary shares in the Company;
- there is no deemed issue price for the securities;
- the allottee of the shares will be Daniel J. Rifkin, M.D., P.C. D/B/A Sleep Medicine Centres of Western New York, Sleep Medicine Centers of Florida, LLC or as he directs; and
- no funds are being raised from the share issue. The shares are being issued as consideration for the acquisition by the company of Sleep Medicine Centers of Western New York LLC and Sleep Medicine Centers of Florida LLC.

Dr Paul Haberman, M.D.

- The maximum number of shares to be issued is 938,000 shares;
- the share issues will take place within three months of Resolution 8 being passed on a date or dates to be determined by the Directors;
- the shares issued have the same terms as, and rank equally with, other ordinary shares in the Company;
- there is no deemed issue price for the securities;
- the allottee of the shares will be Paul B. Haberman, M.D. D/B/A St. John's Medical Plaza Sleep Disorder Center Medical Corporation or as he directs; and
- no funds are being raised from the share issue. The shares are being issued as consideration for the acquisition by the company of Paul B. Haberman, M.D., a Medical Corporation.

Sleep Medicine Institute Management, LLC

- The maximum number of shares to be issued is 1,400,000 shares;
- the share issues will take place within three months of Resolution 8 being passed on a date or dates to be determined by the Directors;
- the shares issued have the same terms as, and rank equally with, other ordinary shares in the Company;
- there is no deemed issue price for the securities;
- the allottee of the shares will be Sleep Medicine Institute Management, LLC or as it directs; and
- no funds are being raised from the share issue. The shares are being issued as consideration for the acquisition by the company of Sleep Medicine Institute Management, LLC.

Effect of shareholder approval

The approval proposed in Resolution 8, for the purposes of ASX Listing Rule 7.1, is an approval to issue further equity securities pursuant to ASX Listing Rule 7.1.

If members approve Resolution 8, the Company will then have the flexibility to issue more shares in the future if an opportunity arises which the Board believes is in the best interests of the Company, and which it expects will create shareholder value. The issues of shares described in Resolution 8 will have been, for the purpose of ASX Listing Rule 7.1, made with prior shareholder approval. They will then cease to use up part of the 15% limit and would enable that proportion of the 15% limit to be used for a future issue of equity securities.

See Table 1 above (in the explanatory notes for Resolution 7) for further details regarding the effect of approving Resolution 8 on the Company's ability to issue further securities without shareholder approval.

If Resolution 8 is not passed

If members do not approve Resolution 8, the Company will still be able to proceed with the share issues but they will absorb part of the Company's existing capacity.

In addition, any other issues of shares or rights following the date of preparation of this Explanatory Statement will absorb part of existing capacity, unless member approval is obtained for those issues or the issue falls within another exception in the ASX Listing Rules.

Recommendation of the Directors – Resolution 8

The Board recommends that members vote in favour of Resolution 8 to approve the proposed issues of Shares to Dr Daniel Rifkin, M.D., Dr Paul Haberman, M.D., and Sleep Medicine Institute Management, LLC., on the terms set out above.

9. Approval of Issue of Options

For the purposes of attracting and retaining superior executives and corporate advisers the Company intends to issue a total of 300,000 options to Executive Director Mr Simon Mitchell.

The Options will be issued in lots of 3 tranches (see tables below). The key terms of the Options to be issued are as follows:

- Exercise Price - nil.
- Exercise ratio - each option entitles the holder to subscribe for one fully paid ordinary share in the capital of the Company, subject to vesting.
- Expiry date - the earlier of 5 years from the issue date and 2 years from the earliest exercise date for each tranche.
- Vesting conditions - quarterly earnings before interest and tax (**EBIT**) of the Company for at least one quarter reaching at least the amount set out in the table below for the relevant tranche of Options. However if Mr Mitchell's consultancy agreement with the Company is terminated all Options will vest immediately.
- Earliest exercise date – see table below.
- Transferability – the Options are transferable.
- Terms – see Annexure A to this Explanatory Statement.

Tranche	Exercise Price	Number of options	Vesting Conditions	Earliest Exercise Date (subject to vesting)
1	Nil	100,000	Quarterly EBIT of US$0.75M	5 April 2008
2	Nil	100,000	Quarterly EBIT of US$1M	5 October 2008
3	Nil	100,000	Quarterly EBIT of US$1.25M	5 April 2009

ASX Listing Rules

ASX Listing Rule 10.11 requires a listed company to obtain member approval by ordinary resolution prior to the issue of securities (including an option) to a related party of the Company.

Separate approval pursuant to ASX Listing Rule 7.1 is not required in order to issue the options to the related party as approval is being obtained under ASX Listing Rule 10.11. Members should note that the issue of securities if approved under this resolution will not be included in the 15% calculation for the purposes of ASX Listing Rule 7.1.

For the purposes of the approval under ASX Listing Rule 10.11, the following information is provided in relation to Resolution 9:

- the maximum number of options to be issued by the Company is 300,000;
- the options will be issued to Mr Simon Mitchell or his nominee;
- the options will be issued not later than one month after the date of this meeting (or any later date as permitted by any ASX waiver or modification of the ASX Listing Rules) and it is anticipated that allotment will occur on one date. The Options will not become exercisable until the appropriate vesting conditions for each tranche of Options are met, subject to early vesting upon termination of Mr Mitchell's consultancy agreement in certain circumstances (see attached terms for further details);
- the options will be issued as consideration for services rendered and to be rendered to the Company and its subsidiaries;
- a voting exclusion statement has been included in this notice;
- no funds will be raised by the issue or exercise of these options.

Valuation of options

The value of the Options to be issued to Simon Mitchell under resolution 9 has been calculated externally by an independent expert using a combination of Monte-Carlo simulation and the Cox-Ross-Rubenstein Binomial pricing model and based upon the following assumptions:

- the last expiry date of the Options is 5 April 2011 (2 years after earliest exercise date for Tranche 3 options);
- all of the Options have a nil exercise price;
- a price per Share at the date of granting of $0.51, being the 1 week VWAP of the Company's shares on ASX up to and including 14 September 2007;
- a common volatility factor of between 29.17% and 39.17% per annum, with a mid-point of 34.17%;
- an interest rate of 5.98% per annum;
- a dividend yield of 0.00% per annum;
- a probability factor (of the relevant vesting conditions being satisfied) of 80% for options issued under Tranche 1, 75% for options issued under Tranche 2 and 70% for the options issued under Tranche 3. The assessment of the probability of vesting have been estimated having regard to the following:
    - current financial performance of the Company as at July 2007;
    - forecast financial performance for the year ending 2008;
    - the valuation date for the Options is 14 September 2007.

Based on the above, the 300,000 Options have been valued at $115,883.

Directors' Recommendation

Each of the Directors is of the opinion that the proposal is in the best interests of the Company and its Shareholders and accordingly recommends that Shareholders vote in favour of Resolution 9.

Annexure A to Notice of General Meeting

Avastra Limited

Option terms - related party options: Resolution 9

1. **Option** – Each option entitles the holder to subscribe for one fully paid ordinary share in the capital of the Company on the terms set out in this document.

2. **No quotation** – Options will not be quoted on a stock exchange.

3. **Exercise price** – The exercise price for the options is nil.

4. **Exercise** – An option may only be exercised after the earliest exercise date shown below and after the relevant vesting condition shown below has been satisfied. The options must be exercised before the expiry time shown below.

5. **Vesting conditions and earliest exercise date** - Each tranche of options vest once the consolidated earnings before interest and tax (**EBIT**) of Avastra for at least one full calendar quarter reach at least the amount set out in the table below corresponding to the relevant tranche of Options. If the Company terminates Simon Mitchell's consultancy agreement (except in certain circumstances set out in that agreement which include termination for material breach of the agreement or Mr Mitchell ceasing to be permitted to take part in the management of the Company by the Corporations Act), the options will vest immediately.

Tranche	Exercise Price	Number of options	Vesting Conditions	Earliest Exercise Date (subject to vesting)
1	Nil	100,000	Quarterly EBIT of US$0.75M	12 April 2008
2	Nil	100,000	Quarterly EBIT of US$1M	12 October 2008
3	Nil	100,000	Quarterly EBIT of US$1.25M	12 April 2009

6. **Expiry date** – Each tranche of options expires at 5.00 pm (Brisbane time) on the earlier of 5 years from the issue date and 2 years from the earliest exercise date.

7. **Manner of exercise** – Subject to these terms, an option may only be exercised by delivery to the registered office of the Company a signed notice of exercise together with the relevant option certificates.

8. **Issue of shares** – On receipt of a valid notice of exercise of an option and accompanying option certificates the Company must issue the shares the subject of the option within 15 days. Where the Company is listed on a stock exchange, the Company must apply for shares issued on exercise of options to be listed on that stock exchange.

9. **Shares** – Any share issued pursuant to an exercise of an option will rank equally with all existing ordinary shares from the date of issue.

10. **Transferability** – The Options are not transferable except with the prior approval of the Board.

11. **Reorganisation** – If the capital of the Company is reorganised (including consolidation, sub-division, reduction or return) the options shall be treated in accordance with the ASX Listing Rules applying at the relevant time whether or not these rules apply to the Company.

12. **New issues** – Subject to the ASX Listing Rules a holder of an option may only participate in respect of an option in a new issue of shares or other securities to holders of shares if the option has been exercised in accordance with its terms on or before the record date for determining entitlements to the issue.

13. **Change of control** – Where a change of control event occurs (i.e. the Company becomes a subsidiary of another company, there is a sale of the business of the Company other than to a company in the group, or any other reorganisation of the Company), or where the Board deems that such event is likely to occur, the Board may accelerate the vesting of any options.

14. **Amendment** – The Board may from time to time amend the terms of the options. No amendment to these terms may be made if the amendment reduces the rights of the holder (unless agreed by the holder) other than an amendment introduced primarily:

    (a) to make them comply with the rules of any applicable stock exchange, any law or to correct any manifest error; or

    (b) to take into consideration possible adverse taxation implications in respect of the options from matters including changes to applicable taxation legislation or the interpretation of that legislation by a court of competent jurisdiction or any rulings from taxation authorities administering such legislation.

    The Board may determine that any amendment to these terms be given retrospective effect.

    As soon as reasonably practicable after making any amendment to these terms the Board shall give notice of the amendment to the holders. Failure by the Board to notify a holder of any amendment shall not invalidate the amendment as it applies to that holder.

15. **Listing rules** – While the Company is admitted to any stock exchange, to the extent that these terms are inconsistent with the listing rules of that stock exchange, the provisions of the listing rules shall apply and the terms shall be deemed to be amended to the extent of that inconsistency.

16. **Governing law** – These terms are to be governed by and construed in accordance with the law applying in Queensland.

AVASTRA

www.avastra.com

197GM12156

AVASTRA LTD
ACN 094 446 803

Avastra Limited

ACN 094 446 803

RECEIVED

2007 NOV -5 A 8:31

TO LODGE A PROXY FORM:
Computershare Investor Services Pty Limited
GPO Box 242 Melbourne
Victoria 3001 Australia
Facsimile 61 3 9473 2118

FOR ALL ENQUIRIES CALL:
(within Australia) 1300 855 080
(outside Australia) 61 3 9415 4000

000001 000 AVS
MR JOHN SMITH 1
FLAT 123
123 SAMPLE STREET
THE SAMPLE HILL
SAMPLE ESTATE
SAMPLEVILLE VIC 3030

FOR YOUR VOTE TO BE EFFECTIVE IT MUST BE RECEIVED BY 2:00pm 28 November 2007

YOUR SECURITYHOLDER INFORMATION IS AVAILABLE ONLINE, SIMPLY VISIT:
www.investorcentre.com\au

☑ **Review your securityholding**
☑ **Update your securityholding**

YOUR SECURE ONLINE ACCESS INFORMATION

SRN/HIN: I1234567890

POST CODE: 3030

FOR SECURITY REASONS IT IS IMPORTANT THAT YOU KEEP YOUR SRN/HIN CONFIDENTIAL.

HOW TO COMPLETE THIS PROXY FORM *Please read these notes prior to completion of the voting form.*

VOTES ON ITEMS OF BUSINESS

Voting 100% of your holding. You may direct your proxy how to vote by placing a mark in one of the boxes opposite each item of business. All your securities will be voted in accordance with such a direction. If you do not mark any of the boxes on a given item, your proxy may vote as he or she chooses. If you mark more than one box on an item your vote on that item will be invalid.

Voting a portion of your holding. You may indicate only a portion of voting rights are to be voted on any item by inserting the percentage or number of securities you wish to vote in the appropriate box or boxes. The sum of the votes cast on each item or the percentages for and against an item must not exceed your voting entitlement or 100%.

A proxy need not be a securityholder of the Company.

APPOINTMENT OF A SECOND PROXY

You are entitled to appoint up to two proxies to attend the meeting and vote on a poll. If you appoint two proxies you must specify the proportion or number of votes each proxy may exercise, otherwise each proxy may exercise half of the votes. Fractions of votes will be disregarded. A separate Proxy Form should be used for each proxy. You can obtain additional forms by telephoning the company's share registry or you may copy this form. If you lodge two proxies please lodge both forms together.

SIGNING INSTRUCTIONS

Individual: where the holding is in one name, the holder must sign.

Joint Holding: where the holding is in more than one name, all of the securityholders should sign.

Power of Attorney: to sign under Power of Attorney, you must have already lodged this document with the registry. If you have not previously lodged this document for notation, please attach a certified photocopy of the Power of Attorney to this form when you return it.

Companies: Where the company has a Sole Director who is also the Sole Company Secretary, this form must be signed by that person. If the company (pursuant to section 204A of the Corporations Act 2001) does not have a Company Secretary, a Sole Director can also sign alone. Otherwise this form must be signed by a Director jointly with either another Director or a Company Secretary. Please indicate the office held by signing in the appropriate place.

If a representative of a corporate securityholder or proxy is to attend the meeting the appropriate "Certificate of Appointment of Corporate Representative" should be produced prior to admission. A form of the certificate may be obtained by telephoning the company's share registry or at www.computershare.com.

LODGEMENT OF A PROXY FORM. This Form (and any Power of Attorney under which it is signed) must be received at an address given above no later than 48 hours before the commencement of the meeting at 2:00pm, Friday 30 November 2007. Any Proxy Form received after that time will not be valid for the scheduled meeting.

AVS_PROXY_100441/000001/000002/i

PROXY FORM

PLEASE MARK X TO INDICATE YOUR DIRECTIONS

STEP 1 APPOINT A PROXY TO VOTE ON YOUR BEHALF

I/We being a member/s of Avastra Ltd hereby appoint

☐ **the Chairman of the Meeting** **OR** [ ]

Please leave this box blank if you have selected the Chairman of the Meeting. Do not insert your own name(s).

or failing the individual or body corporate named, or if no individual or body corporate is named, the Chairman of the Meeting, as my/our proxy to act generally at the meeting on my/our behalf and to vote in accordance with the following directions (or if no directions have been given, as the proxy sees fit) at the Annual General Meeting of Avastra Ltd to be held at Riverside Centre Auditorium, Level 5, 123 Eagle Street, Brisbane QLD 400 on Friday 30 November 2007 at 2:00pm and at any adjournment of that meeting.

☐ **IMPORTANT: FOR ITEMS 7 - 9 BELOW** If the Chairman of the Meeting is your nominated proxy, or may be appointed by default, and you have not directed your proxy how to vote on Items 7 - 9 below, please place a mark in this box. By marking this box you acknowledge that the Chairman of the Meeting may exercise your proxy even if he has an interest in the outcome of that Item and that votes cast by him, other than as proxy holder, would be disregarded because of that interest. If you do not mark this box, and you have not directed your proxy how to vote, the Chairman of the Meeting will not cast your votes on Items 7 - 9 and your votes will not be counted in computing the required majority if a poll is called on this Item. The Chairman of the Meeting intends to vote undirected proxies in favour of Items 7 - 9.

STEP 2 ITEMS OF BUSINESS

PLEASE NOTE: If you mark the **Abstain** box for a particular item, you are directing your proxy not to vote on your behalf on a show of hands or on a poll and your votes will not be counted in computing the required majority on a poll.

Item	For	Against	Abstain
1 Change of company name	☐	☐	☐
2 Adoption of the Remuneration Report	☐	☐	☐
3 Re-election of Dr Mitchell Rosenberg as Company Director	☐	☐	☐
4 Re-election of Mr Simon Mitchell as Company Director	☐	☐	☐
5 Re-election of Mr Troy Shadian as Company Director	☐	☐	☐
6 Re-election of Dr George Steinfels as Company Director	☐	☐	☐
7 Ratification of Allotment and Issue of Shares	☐	☐	☐
8 Approval of Issue of Shares	☐	☐	☐
9 Approval of Issue of Options to Director	☐	☐	☐

In addition to the intention advised above, the Chairman of the Meeting intends to vote undirected proxies in favour of each of the other items of business.

SIGN SIGNATURE OF SECURITYHOLDER(S) *This section must be completed.*

Individual or Securityholder 1	Securityholder 2	Securityholder 3
Sole Director and Sole Company Secretary	Director	Director/Company Secretary

000001 000 AVS
MR JOHN SMITH 1
FLAT 123
123 SAMPLE STREET
THE SAMPLE HILL
SAMPLE ESTATE
SAMPLEVILLE VIC 3030

I 1234567890 IND

☐ **Change of name and/or address.** If your name and/or address is incorrect, please mark this box and make the correction on this form. Securityholders sponsored by a broker (reference number commences with 'X') should advise your broker of any changes. *Please note, you cannot change ownership of your securities using this form.*

Computershare

AVASTRA

Company Announcement

24 October 2007

Avastra Ltd (ASX: AVS): AVS accepts invitation to present at the UBS Australian Healthcare Conference in Sydney on November 1st at 3pm

Avastra is pleased to announce that Dr. Mitchell Rosenberg, Executive Chairman of Avastra Ltd, has been invited to the prestigious UBS Australian Healthcare Conference in Sydney, Australia on November 1st & 2nd.

Dr. Rosenberg will make a presentation to investors about Avastra's progress in aggregating the sleep centre industry in the United States. This presentation will be held at 3pm on November 1st at the UBS offices in Chifley Tower.

Following Dr. Rosenberg's presentation, Dr. Ralph Pascualy will represent Avastra with a call into a panel discussion dealing with the sleep apnea market in the United States at 4pm on November 1st.

Less than a year ago, Avastra closed its first acquisition in the $2 billion US sleep diagnostic and research services market. Avastra has 165 beds in 34 company owned facilities, and 143 beds under hospital 'outreach' contracts for a total of 308 beds. Nine of the company owned facilities have clinical research capabilities. Avastra now has a run rate of unaudited, trailing 12-months revenue for all acquisitions exceeding US$38,000,000.

By Order of the Board.

For further information about the conference and Avastra, please contact Simon Mitchell, Executive Director +61 7 3120 0637.

Avastra Ltd ABN 47 094 446 803
Level 7, 360 Queen Street, Brisbane QLD 4000 AUSTRALIA
GPO Box 744, Brisbane QLD 4001 AUSTRALIA
phone: (61) 7 3120 0633, fax: (61) 7 3120 0639
info@avastra.com www.avastra.com

Company Announcement

18 October 2007

Avastra Ltd (ASX: AVS): Completion of SMCC Acquisition

Further to our announcement of 11 October 2007, Avastra advises that the purchase of a hub business, Sleep Medicine Centers of Western New York and Sleep Medicine Centers of Florida, has been completed.

By Order of the Board.

For further information contact Simon Mitchell, Executive Director, on 0404 858 485.

Avastra Ltd ABN 47 094 446 803
Level 7, 360 Queen Street, Brisbane QLD 4000 AUSTRALIA
GPO Box 744, Brisbane QLD 4001 AUSTRALIA
phone: (61) 7 3120 0633, fax: (61) 7 3120 0639
info@avastra.com www.avastra.com

AVASTRA

RECEIVED
2007 NOV -5 A 9:3

For personal use only

Company Announcement

15 October 2007

Avastra Ltd (ASX: AVS): Securities to be released from Escrow

In accordance with Listing Rule 3.10A, Avastra advises that 83,334 ordinary shares will be released from voluntary escrow on 1 November 2007.

41,667 ordinary shares will remain in voluntary escrow until 1 December 2007.

125,001 ordinary shares will remain in voluntary escrow with 41,667 released from escrow on the 1st day of each month, until 1 February 2008.

By Order of the Board

Paul Jobbins
Company Secretary

Avastra Ltd ABN 47 094 446 803
Level 7, 360 Queen Street, Brisbane QLD 4000 AUSTRALIA
GPO Box 744, Brisbane QLD 4001 AUSTRALIA
phone: (61) 7 3120 0633, fax: (61) 7 3120 0639
info@avastra.com www.avastra.com

Company Announcement

15 October 2007

Avastra Ltd (ASX: AVS): Correction to SMCC Purchase Agreement announcement

The Avastra Board wishes to advise of a correction to an announcement released to the market on 11 October 2007 relating to the binding purchase agreement of a hub business in New York and Florida.

In the fifth paragraph of the second page of the announcement, the earn-out payments during the first year due to the vendor were calculated using an example of EBIT of US$800,000. Using this example the deferred payment should have read US$1,080,000 rather than US$1,020,000.

The paragraph in question should read:

"On the six month anniversary, the actual EBIT will be calculated and a payment of 1.8 times the difference of actual EBIT and $600,000 plus 90% of the actual EBIT will be paid in cash. Therefore, if the EBIT for the period equals $800,000 a payment of $1,080,000 in cash will be made. On the twelfth month anniversary, the actual EBIT will be calculated and a payment of 1.8 times the difference of actual EBIT and $600,000 plus 90% of the actual EBIT will be paid in cash. Therefore, if the EBIT for the period equals $800,000 a payment of $1,080,000 in cash will be made."

By Order of the Board.

For further information contact Simon Mitchell, Executive Director, on 0404 858 485.

Avastra Ltd ABN 47 094 446 803
Level 7, 360 Queen Street, Brisbane QLD 4000 AUSTRALIA
GPO Box 744, Brisbane QLD 4001 AUSTRALIA
phone: (61) 7 3120 0633, fax: (61) 7 3120 0639
info@avastra.com www.avastra.com

For personal use only

AVASTRA

Company Announcement

11 October 2007

Avastra Ltd (ASX: AVS): AVS signs binding Purchase Agreement with 'Hub' business based in New York and Florida

Avastra is pleased to announce that it has signed a binding Purchase Agreement for the acquisition of The Sleep Medicine Center Companies of New York and Florida (SMCC), a sleep centre group operating in New York and Florida, led by Dr. Dan Rifkin and including additional sleep doctors and technical staff. This marks the first acquisition on the east coast of the United States and is another step in establishing Avastra's nationwide footprint of sleep centres across the United States. A nationwide footprint is the key to the Avastra business strategy in creating revenue synergies for acquired businesses.

SMCC has 6 centres in New York State and 2 centres in Florida with unaudited revenues for August 2006- July 2007 of US$5.5 million. In the nine month period from January 2007 –August 2007, annualised combined adjusted EBIT of the company, based upon unaudited reports, was US$1,600,000.

SMCC will act as a 'hub' for Avastra in New York State with revenue lines including clinical trials services, diagnostic, and, where reimbursed, ambulatory services. In Florida, SMCC has recently opened two new centers. Avastra will use these centres as a starting point to enter into that lucrative market.

Less than a year ago, Avastra closed its first acquisition in the $2 billion US sleep diagnostic and research services market. With the closing of this acquisition, Avastra's seventh, the company enters into two large geographic areas on the US east coast. Avastra will have 165 beds in 34 company owned facilities, and 143 beds under hospital 'outreach' contracts for a total of 308 beds. Nine of the company owned facilities will have clinical research capabilities. Avastra now has a run rate of unaudited, trailing 12-months revenue for all acquisitions exceeding US$38,000,000.

Executive Chairman, Dr. Mitchell Rosenberg said, "SMCC is one of the fastest growing 'hub' businesses we have seen in the market. Their successful entrance into the Florida market and profitable growth over the last 4 years makes them an ideal platform for New York and Florida. SMCC's dedicated employees and staff will serve as a model for future growth in the northeast. With this 'hub' acquisition, Avastra is one step closer to a nationwide footprint. With this footprint, we intend to secure nationwide insurance contracts for clinical diagnostic, CPAP reimbursement and, most importantly, clinical trials research services."

Dr. Rifkin said, "Joining the Avastra team will give us the ability to expand our services throughout the region and realise the benefits of a nationwide footprint. I believe having a nationwide presence is a

Avastra Ltd ABN 47 094 446 803
Level 7, 360 Queen Street, Brisbane QLD 4000 AUSTRALIA
GPO Box 744, Brisbane QLD 4001 AUSTRALIA
phone: (61) 7 3120 0633, fax: (61) 7 3120 0639
info@avastra.com www.avastra.com

necessary pre-requisite to creating substantial barriers to entry into clinical research and ambulatory services in the US sleep services market."

Chief Medical Officer, Dr. Milton Erman said, "Simply put, with the addition of Dr. Rifkin and his team, and our other acquisitions and start-ups, we now have the best team in the business without a doubt."

The terms of the agreement are as follows:

At closing, expected in October of 2007, Avastra will pay a multiple of 2 times annualised combined adjusted EBIT of $1,600,000 for the business, split 71% cash and 29% shares priced at A$0.81 cents per share

The split equates to an issue of 1.13 million escrowed shares and US$2.28 in cash at closing. Also at closing, Dr. Rifkin will sign a 7 year non-compete.

On the six month anniversary, the actual EBIT will be calculated and a payment of 1.8 times the difference of actual EBIT and $600,000 plus 90% of the actual EBIT will be paid in cash. Therefore, if the EBIT for the period equals $800,000 a payment of $1,020,000 in cash will be made.
On the twelfth month anniversary, the actual EBIT will be calculated and a payment of 1.8 times the difference of actual EBIT and $600,000 plus 90% of the actual EBIT will be paid in cash. Therefore, if the EBIT for the period equals $800,000 a payment of $1,020,000 in cash will be made.

If SMCC generates $1,600,000 of EBIT in the first 12 months after acquisitions, the total 12 month performance based earn out payment (in two payments) is 1.35 times EBIT.

On the eighteenth month anniversary of the closing, Avastra will calculate actual EBIT between these periods and pay to the seller 90% of the actual six month EBIT in cash to SMCC.
On the twenty-four month anniversary, Avastra will pay 39% of actual six-month EBIT in cash to SMCC. Avastra will also issue 26% of the actual six-month EBIT in shares at market price to SMCC.

The 24 month performance based earn out payment is 0.775 times actual preceding 12 months EBIT in cash and stock.

On three, four, and five year anniversaries of the closing, Avastra will pay 39% of actual twelve-month EBIT in cash to SMC for each specified period. Avastra will also issue 26% of the actual twelve-month EBIT in shares at market price to SMCC for each specified period.

The 36, 48 and 60 month performance based earn out payments are 0.65 times actual preceding 12 months EBIT in cash and stock.

By Order of the Board,

For further information contact Simon Mitchell, Executive Director on 0404 858485

Avastra Ltd ABN 47 094 446 803
Level 7, 360 Queen Street, Brisbane QLD 4000 AUSTRALIA
GPO Box 744, Brisbane QLD 4001 AUSTRALIA
phone: (61) 7 3120 0633, fax: (61) 7 3120 0639
info@avastra.com www.avastra.com

RECEIVED
2007 NOV -5 A 8:31

AVASTRA

AVASTRA LTD ABN 47 094 446 803 and CONTROLLED ENTITIES

CONSOLIDATED FINANCIAL REPORT
FOR THE YEAR ENDED 30 JUNE 2007

INDEX

The directors of Avastra Ltd present their report on the company and its controlled entities for the year ended 30 June 2007 and report in accordance with a resolution of the directors as follows:

Directors

The following persons were directors of Avastra Ltd during the financial year and up to the date of this report:

Dr Mitchell M Rosenberg (Executive Chairman)	(appointed Director 23 January 2007, appointed Chairman 27 April 2007, appointed Executive Chairman 20 September 2007)
Mr Simon J Mitchell (Executive Director)	(appointed 5 April 2007)
Mr Geoffrey S Garside (Non-executive Director)	(appointed 22 November 2006)
Mr Troy Shadian (Non-executive Director)	(appointed 23 January 2007)
Dr George Steinfels (Non-executive Director)	
Mr Michael P Dalsin (Non-executive Director)	(resigned 24 January 2007)
Mr Roger S Greene (Non-executive Director)	(resigned 24 January 2007)
Mr Guy M Aird (Non-executive Director)	(resigned 5 April 2007)
Mr Ian C Sandford, (Non-executive Chairman)	(appointed 22 November 2006, resigned 27 April 2007)
Mr Gregory D Fagan (Non-executive Director)	(resigned 5 April 2007)

Directors were in office for the entire period unless stated otherwise.

Principal Activity

On 29 August 2006 shareholders of the company approved a significant change to the nature and scale of the company's activities. From that point the principal activity of the entities in the consolidated group was the operation of sleep diagnostic clinics in the United States.

Operating Results

The net loss for the year after providing for income tax was $2,035,000 (2006: $3,000,000 loss). Included in the loss were non-cash share-based payments of $2,071,000 and foreign exchange losses of $124,000. After adding back these non-cash items the adjusted net profit after tax was $123,000. Operating activities have generated positive cash flows of $559,000. $2,742,000 was generated in the second half of the year which more than covered negative cash flow in the first half associated with the change of business.

Dividend Paid or Recommended

No dividend has been recommended out of the profits of the parent entity for the year ended 30 June 2007 nor has a dividend been paid or declared since the end of the previous financial year.

Review of Operations

On 7 December 2006 the company was re-listed on the Australian Stock Exchange after shareholders approved a change to the nature and scale of the company's activities and after completing a capital raising of approximately $9 million through a placement and an entitlements offer.

On 30 November 2006 the company completed it first acquisition, Pacific Sleep Medicine Services, Inc. a profitable and long established California based sleep centre business. A further four profitable sleep centre groups have been acquired prior to 30 June 2007.

Financial Position

After the initial capital raising of $9 million completed in December 2006, a further $5,940,000 was raised in April 2007. At 30 June 2007 the group retains a cash balance of over $8 million and has a further $6,759,000 in receivables. $9 million has been invested in the acquisition of sleep centre businesses and $400,000 on property, plant and equipment, including a new IT operating system.

At balance date $15,863,000 has been recorded as the fair value for deferred consideration payable to the vendors of acquired sleep centre businesses based on the acquired companies achieving expected earnings targets. After year-end $1.4 million of the amount due has been met by the issue of shares in the company to that value. Over three years a further $4 million will also be met by the issue of shares to that value. In addition, the vendors of the somniSleep Group have the option to receive $1.76 million in cash or to be issued 2 million shares in the company or to receive any combination of cash and shares to the value of $1.76 million.

Significant Changes in State of Affairs

Shareholders of the company approved a significant change to the nature and scale of the company's activities on 29 August 2006 . From that point the principal activity of the entities in the consolidated group was the operation of sleep diagnostic clinics in the United States. There were no other significant changes in the state of affairs of the consolidated group during the financial year.

After Balance Date Events

On 27 July 2007, the group acquired 100% of the issued capital of Complete Sleep Analysis, LLC, a sleep centre business in Arizona, United States, for a purchase consideration of $173,300 satisfied by the issue of 60,000 ordinary shares at an issue price of $0.595 each and the payment of US$122,000. The issue price was based on the market price on date of purchase. Further cash payments of up to US$100,000 may be made over 3 years after completion dependant on Complete Sleep Analysis, LLC achieving certain earnings targets. The financial effect of this transaction has not been brought to account in the 2007 financial report.

No other matters or circumstances have arisen since the end of the financial year that have significantly affected or may significantly affect:

(i) the operations of the consolidated group;

(ii) the results of those operations; or

(iii) the state of affairs of the consolidated group.

Future Developments, Prospects and Business Strategies

To further improve shareholder value the group intends to acquire further profitable sleep centre businesses in the United States. In addition, improvements in the management of acquired businesses and the benefits from combining these businesses are expected to assist in the achievement of the consolidated group's long-term goals.

Information on Directors

Particulars of directors' qualifications, experience and special responsibilities are as follows:

Dr Mitchell M Rosenberg	- Executive Chairman (appointed Director 23 January 2007, appointed Chairman 27 April 2007, appointed Executive Chairman 20 September 2007)
Qualifications	- MSc, Ph.D
Experience	- Dr Rosenberg has over two decades experience in the area of Operational Management, Human Resource and Organisational Development. He was Teaching Assistant to Peter Drucker during graduate school. Twelve of those years were spent in Human Resource and Organisational Development in the Banking sector, working for such large financial institutions as Washington Mutual Bank, American Savings Bank and Great Western Bank. As the Chief People Officer for a Sequoia Capital backed technology and marketing company, Harmonic Communications, Dr Rosenberg was responsible for leading the development of a "next generation" organisational environment. Under his leadership as Executive Vice President and Director of Business Services for Ameriquest Capital Corporation, the company was a finalist in the Fortune 100 "Best Companies to Work For." Prior to founding his own consulting firm M.M. Rosenberg & Associates, Dr Rosenberg was CEO of The Picerne Group, an international investment firm managing a portfolio of loans and real estate valued in excess of US$7 billion.
Special Responsibilities	- Chairman of the Remuneration and Nomination Committee
Directorships held in other listed entities	- Ambri Limited (resigned 21 August 2007)
Mr Simon J Mitchell	- Executive Director (appointed 5 April 2007)
Qualifications	- B App Sc, MBA, GAICD
Experience	- Mr Mitchell has over 20 years experience as a manager, owner and investor in the healthcare industry. Most recently Simon was with the Queensland Investment Corporation as an Investment Manager for two of QIC's biotech-focused venture capital funds. He has also been employed with several international eyecare companies including a joint venture partnership with the Specsavers/Visionplus Group in the UK. He sits on a number of committees including the Royal Children's Hospital Healthcare Committee in Brisbane and maintains registration as an Optometrist. He has an MBA majoring in new venture management and finance from the BGSB, a degree in Optometry from QUT and a broad interest in the provision of healthcare services.
Mr Geoffrey S Garside	- Non-executive Director (appointed 22 November 2006)
Qualifications	- FAICD, FCPA, FCIS
Experience	- Mr Garside has a wealth of experience gained in accounting, corporate finance, treasury risk management, company secretarial and administrative roles over a 30-year career. He has been employed with blue chip international corporations including Amcor Limited, Pfizer Corporation Inc. and the Dalgety Group. Geoff also has considerable management consulting experience, having advised numerous large Australian corporations and Government departments and agencies on finance and corporate treasury matters and was instrumental in gaining licensing under the Financial Services Regulations. He has represented professional associations and is a FAICD, FCPA and FCIS. He is a former National President of the Australian Society of Corporate Treasurers. Geoff has held both executive and non-executive Director Positions with several organizations and is currently Chief Executive Officer of The Doctors' Health Fund Limited, a national restricted access private health insurance fund.
Special Responsibilities	- Chair of the Audit and Risk Committee
Mr Troy Shadian	- Non-executive Director (appointed 23 January 2007)
Qualifications	- BA, MBA.
Experience	- Mr Shadian is a partner in Core Capital Investments, a private equity firm which has acquired over $100 million of hospitality sector businesses and commercial property since 2003. He is also the president of a corporate finance consulting firm. Since 1999 the firm has provided advisory services on over $4 billion of transactions. Previously, Mr Shadian was in the fixed income division of Morgan Stanley using the firm's capital to make debt investments. His other experience includes underwriting debt for Nomura Securities and acquiring and managing real estate for Goldman Sachs & Company in its real estate principal investment area.
Special Responsibilities	- Chair of Business Acquisition Committee Member of Audit and Risk Committee

Dr George Steinfels	- Non-executive Director
Qualifications	- Ph.D, MBA
Experience	- Dr Steinfels has over 25 years experience in the pharmaceutical industry and is currently the Chief Business Officer and Senior Vice President Clinical Development at Rexahn Pharmaceuticals, Inc. He has extensive operational experience in multinational companies that included development of strategic plans to rapidly grow business units through acquisition of existing providers in the targeted services. He further has experience in managing a US$12 million research budget with 45 research scientists, and developed preclinical and clinical development strategies for over 50 new chemical entities and products in therapeutic areas that include sleep disorders, neurodegenerative disorders, anxiety/depression, schizophrenia and pain.
Special Responsibilities	- Member of Nomination and Remuneration Committee

Company Secretary

Mr Paul Jobbins, BBus (Accounting), CA, GDipAppFin

Paul Jobbins held the position of company secretary at the end of the financial year. He was appointed to the position of Chief Financial Officer on 26 September 2006 and as Company Secretary on 23 January 2007. Previously he held the position of Chief Financial Officer and Company Secretary of the ASX listed telecommunications company, Reverse Corp Limited.

Remuneration Report

This report details the nature and amount of remuneration for each director and for the executives receiving the highest remuneration.

Remuneration policy

The group's remuneration policy has been designed to align director and executive objectives with shareholder and business objectives by providing a fixed remuneration component and offering specific long-term incentives based on key performance areas affecting the consolidated group's financial results. The board believes the remuneration policy to be appropriate and effective in its ability to attract and retain the best executives and directors to run and manage the consolidated group as well as create goal congruence between directors, executives and shareholders.

The board's policy for determining the nature and amount of remuneration for board members and senior executives is as follows:

- The remuneration policy setting the terms and conditions for the directors and executives was developed by the Remuneration and Nomination Committee and approved by the Board.
- All executives may receive a base salary (which is based on factors such as length of service and experience), superannuation, fringe benefits, options and performance incentives.
- The Remuneration and Nomination Committee reviews executive packages annually by reference to the group's performance, executive performance and comparable information from industry sectors and other listed companies in similar industries.

The performance of executives is measured against criteria agreed annually with each executive and is based predominantly on the forecast growth of the group's profits and shareholders' value. All bonuses and incentives must be linked to predetermined performance criteria. The Board may, however, exercise its discretion in relation to approving incentives, bonuses and options, and can recommend changes to the committee's recommendations. Any changes must be justified by reference to measurable performance criteria. The policy is designed to attract the highest calibre of executives and reward them for performance that results in long-term growth in shareholder value.

Executives are also entitled to participate in employee share and option arrangements.

Australian based directors and executives receive superannuation guarantee contributions required by the government, which is currently 9%, and do not receive any other retirement benefits. Some individuals have chosen to sacrifice part of their salary to increase payments towards superannuation.

All remuneration paid to directors and executives is valued at the cost to the company and expensed. Options are valued using a binomial methodology.

Non-executive Directors

The Board's policy is to remunerate non-executive directors at market rates for comparable companies for time, commitment and responsibilities. The remuneration committee determines payments to non-executive directors and reviews their remuneration annually. Independent external advice is sought when required. Fees for non-executive directors are not linked to performance of the group however to align directors' interests with shareholder interests, the directors are encouraged, but not required, to hold shares in the company.

Non-executive directors fees approved by the shareholders on 16 March 2007 are not to exceed $400,000 per annum. Directors' base fees for the year ended 30 June 2007 were $43,600. Non-executive directors who chair committees of the Board receive a further $8,720 per annum. The Non-executive Chairman received $65,400 per annum. Non-executive directors do not receive incentive based remuneration. There are no provisions for any retirement benefits other than statutory requirements.

Employment contracts of key management personnel

The employment conditions of key management personnel are formalised in contracts of employment which have unlimited durations. The contracts stipulate a range of one to three months resignation periods. The company may terminate an employment contract without cause by providing written notice or making payment in lieu of notice, based on the individuals annual salary component together with a redundancy payment. Termination payments are generally not payable on resignation or dismissal for serious misconduct. In instances of serious misconduct the company may terminate employment at any time. Any options not exercised before or on the date of termination will lapse.

Directors and Key Management Personnel Remuneration

2007	Short Term Salaries & Fees $'000	Total $'000	Super-annuation $'000	Termination Benefits $'000	Share based Payments - Options $'000	Total $'000	Portion of remuneration based on performance	Portion of remuneration represented by options
Directors								
Dr Mitchell M Rosenberg (appointed 23 January 2007)	21	21	-	-	-	21	-	-
Mr Simon J Mitchell (appointed 5 April 2007)	18	18	2	-	34	54	-	63.0%
Mr Geoffrey S Garside (appointed 22 November 2006)	29	29	3	-	-	32	-	-
Mr Troy Shadian (appointed 23 January 2007)	17	17	-	-	-	17	-	-
Dr George Steinfels	37	37	-	-	10*	47	-	21.3%
Mr Michael P Dalsin (resigned 24 January 2007)	-	-	-	-	200*	200	-	100.0%
Mr Roger S Greene (resigned 24 January 2007)	-	-	-	-	200*	200	-	100.0%
Mr Guy M Aird (resigned 5 April 2007)	30	30	3	-	30*	63	-	47.6%
Mr Ian C Sandford (appointed 22 November 2006, resigned 27 April 2007)	20	20	13	-	-	33	-	-
Mr Gregory D Fagan (resigned 5 April 2007)	18	18	17	-	50*	85	-	58.8%
Executives								
Mr Paul Jobbins, Chief Financial Officer & Company Secretary (commenced 26 September 2006)	48	48	4	-	9	61	-	14.8%
Dr Milt Erman, Chief Medical Officer (commenced 1 December 2006)	178	178	31	-	-	209	-	-
Mr Tom Wiedel, Research Coordinator (commenced 1 December 2006)	146	146	31	-	-	177	-	-
Mr Brandon Slavik, Executive Vice-President (commenced 7 January 2007)	49	49	-	-	-	49	-	-
Ms Eva Liu, Company Secretary (made redundant 2 February 2007)	46	46	4	6	13	74	-	24.3%
	657	657	108	6	551	1,322		

* Represents the value of options granted to and exercised by directors during the year

Directors and Key Management Personnel Remuneration

2006	Short Term Salaries & Fees $'000	Total $'000	Super-annuation $'000	Termination Benefits $'000	Share based Payments - Options $'000	Total $'000	Portion of remuneration based on performance	Portion of remuneration represented by options
Directors								
Mr Gregory D Fagan	26	26	24	-	-	50	-	-
Dr George Steinfels (appointed 13 April 2006)	7	7	-	-	-	7	-	-
Mr Michael P Dalsin (appointed 28 October 2005)	-	-	-	-	-	-	-	-
Mr Roger S Greene (appointed 28 October 2005)	-	-	-	-	-	-	-	-
Mr Guy M Aird (appointed 15 December 2005)	16	16	-	-	-	16	-	-
Mr Alan Thompson (resigned 4 April 2006)	23	23	-	-	-	23	-	-
Mr Paul Ralph (resigned 16 December 2005) **	140	140	-	240	-	380	-	-
** Paid to Colorado Investments Pty Ltd, a company of which Mr Paul Ralph is a director.								
Executives								
Dr Matthew Harris, Interim Chief Executive Officer (resigned 10 April 2006)	107	107	8		2	117	-	1.7%
Ms Eva Liu, Company Secretary	61	61	5	-	-	66	-	-
	380	380	37	240	2	659		

Directors' Interests

As at the date of this report, the interests of the directors or entities associated with them in shares and options of the company were:

	Ordinary shares	Options
Dr Mitchell M Rosenberg	500,000	-
Mr Simon J Mitchell	1,084,134	200,000
Mr Geoffrey S Garside	100,000	-
Mr Troy Shadian	159,800	-
Dr George Steinfels	50,000	-

Share options

Options granted to Directors and Executives of the Company

The following options were granted to Directors or Executives of the company during or since the end of the year:

	Date of Issue	Number of options issued
Mr Simon J Mitchell	27 March 2007	200,000
Mr Michael P Dalsin	11 September 2006	1,000,000
Mr Roger S Greene	11 September 2006	1,000,000
Dr George Steinfels	11 September 2006	50,000
Mr Guy M Aird	11 September 2006	150,000
Mr Gregory D Fagan	11 September 2006	250,000
Mr Paul Jobbins	25 May 2007	500,000
Ms Eva Liu	2 April 2007	40,000
Mr Kai Wenk-Wolff (Chief Operating Officer, appointed 1 July 2007)	27 July 2007	1,000,000

Other options granted

The following options were granted during or since the end of year:

	Date of Issue	Number of options issued
Mr Grant Markham	27 March 2007	150,000
Mr Michael P Dalsin	27 March 2007	200,000
Mr Roger S Greene	27 March 2007	200,000
Mr George Suda	27 March 2007	200,000
Mr Ben Wright	2 April 2007	40,000
Stanmore Capital Partners, LLC	27 July 2007	3,650,000

Options held by Directors and Executives of the Company

2007	Balance at 1.7.2006	Options granted	Options exercised	Options lapsed	Balance at 30.6.2007
Mr Simon J Mitchell	-	200,000	-	-	200,000
Mr Michael P Dalsin	1,000,000	1,000,000	(1,000,000)	-	1,000,000 *
Mr Roger S Greene	1,000,000	1,000,000	(1,000,000)	-	1,000,000 *
Dr George Steinfels		50,000	(50,000)	-	-
Mr Guy M Aird		150,000	(150,000)	-	-
Mr Gregory D Fagan	321,144	250,000	(250,000)	(221,144)	100,000 *
Mr Paul Jobbins	-	500,000	-	-	500,000
Ms Eva Liu	-	40,000	-	-	40,000 *
	2,321,144	3,190,000	(2,450,000)	(221,144)	2,840,000

*Options held at date of resignation

2006	Balance at 1.7.2005	Options granted	Options exercised	Options lapsed	Balance at 30.6.2006
Mr Gregory D Fagan	321,144	-	-	-	321,144
Mr Michael P Dalsin (appointed 28 October 2005)	-	1,000,000	-	-	1,000,000
Mr Roger S Greene (appointed 28 October 2005)	-	1,000,000	-	-	1,000,000
Mr Alan Thompson (resigned 4 April 2006)	100,000	-	-	-	100,000
Dr Matthew Harris, Interim Chief Executive Officer (resigned 10 April 2006)	-	80,000	-	-	80,000 *
Mr Paul Ralph (resigned 16 December 2005)	247,807				247,807 *
	421,144	2,080,000	-	-	2,501,144

*Options held at date of resignation

Unissued shares under options

At the date of this report the unissued ordinary shares of the Company under option are as follows:

Number of Options	Exercise Price	Expiry Date
950,000	$0.00	27 March 2012
3,650,000	$0.00	27 July 2012
130,000	$0.20	1 October 2008
80,000	$0.20	23 March 2010
750,000	$0.25	26 October 2008
166,667	$0.35	25 May 2012
500,000	$0.35	27 July 2012
1,250,000	$0.40	26 October 2008
166,667	$0.70	25 May 2012
500,000	$0.70	27 July 2012
320,000	$1.00	20 January 2008
166,666	$1.05	25 May 2012
8,630,000		

No person entitled to exercise options has any right by virtue of the option to participate in any share issue of any other body corporate.

During the year the following ordinary shares of the Company were issued on exercise of options. No amounts are unpaid on the issued shares.

Issue price of shares	Number of shares issued
$0.00	2,450,000
$0.20	25,000

Meetings of Directors

During the financial year 19 meetings of the company's directors were held. The number of meetings each director of the company attended is as follows:

	Directors Meetings		Audit & Risk Committee Meetings		Remuneration & Nomination Committee Meetings	
	A	B	A	B	A	B
Dr Mitchell M Rosenberg	8	8	-	-	-	-
Mr Simon J Mitchell	4	4	-	-	-	-
Mr Geoffrey S Garside	11	12	3	3	-	-
Mr Troy Shadian	8	8	1	1	-	-
Dr George Steinfels	19	19	-	-	-	-
Mr Michael P Dalsin	11	11	-	-	-	-
Mr Roger S Greene	11	11	-	-	-	-
Mr Guy M Aird	14	15	-	-	-	-
Mr Ian C Sandford	7	8	-	-	-	-
Mr Gregory D Fagan	15	15	-	-	-	-

A- Number of meetings attended.
B- Number of meetings eligible to attend.

Directors and Auditors Indemnification

No indemnities have been given, or insurance premiums paid, during or since the end of the financial year, for any person who is or has been an officer or auditor of the consolidated entity except for premiums paid by the Company to insure each of the directors against liabilities for costs and expenses incurred by them in defending any legal proceedings arising out of their conduct involving a wilful breach of duty in relation to the Company. The total premium paid was $62,000.

Proceedings on Behalf of the Company

No person has applied for leave of a Court to bring proceedings on behalf of the Company or to intervene in any proceedings to which the company is a party for the purpose of taking responsibility on behalf of the Company for all or any part of those proceedings.

Non-audit services

During the year William Buck, the Company's auditor, provided the following services in addition to their statutory duties as set out in Note 8:

Taxation services	$8,600
Review of prospectus	$31,000
Advice on financial report disclosures	$4,260

The board of directors has considered the position and, in accordance with advice received from the audit committee, is satisfied that the provision of non-audit services is compatible with the general standard on independence imposed for auditors imposed by the *Corporations Act 2001*.

Auditor's Independence Declaration

The Lead Auditor's Independence Declaration under Section 307C of the Corporations Act 2001 is set out on page 10 and forms part of the directors' report for the year ended 30 June 2007.

Rounding of Amounts

The company is an entity to which ASIC Class Order 98/100 applies and, accordingly, amounts in the financial statements and directors' report have been rounded to the nearest thousand dollars.

Signed in accordance with a resolution of the Board of Directors.

Dr Mitchell Rosenberg
Executive Chairman

Brisbane, 27 September 2007

Auditor's Independence Declaration under Section 307C of the Corporations Act 2001 to the directors of Avastra Ltd

I declare that, to the best of my knowledge and belief, during the year ended 30 June 2007 there have been:

(i) no contraventions of the auditor independence requirements as set out in the Corporations Act 2001; and

(ii) no contraventions of any applicable code of professional conduct.

William Buck.

WILLIAM BUCK
Chartered Accountants

D W LANGDON
Lead Audit Partner

Brisbane, 27 September 2007

AVASTRA LTD ABN 47 094 446 803 and CONTROLLED ENTITIES
CONSOLIDATED INCOME STATEMENT
FOR THE YEAR ENDED 30 JUNE 2007

	NOTE	Consolidated Group 2007 $'000	Consolidated Group 2006 $'000	Parent Entity 2007 $'000	Parent Entity 2006 $'000
Sales revenue	2	12,997	-	-	-
Interest received	3	325	244	610	244
Other revenue	3	24	325	68	325
Cost of sales		(8,171)	-	-	-
Other employee benefits and expenses		(4,304)	(262)	(1,054)	(262)
Research and development		-	(650)	-	(650)
Other operating expenses	5	(4,682)	(2,483)	(2,855)	(2,483)
Finance costs	4	(456)	-	(1)	-
Depreciation and amortisation		(233)	(174)	(1)	(174)
LOSS BEFORE INCOME TAX		(2,500)	(3,000)	(3,233)	(3,000)
Income tax benefit	6	465	-	430	-
LOSS FOR THE PERIOD AFTER TAX		(2,035)	(3,000)	(2,803)	(3,000)
Basic earnings per share	9	(3.1)	(9.3)		
Diluted earnings per share	9	(2.9)	(9.3)		

Notes to and forming part of the financial statements are attached.

AVASTRA LTD ABN 47 094 446 803 and CONTROLLED ENTITIES
CONSOLIDATED BALANCE SHEET
AS AT 30 JUNE 2007

	Note	Consolidated Group		Parent Entity	
		2007	2006	2007	2006
		$'000	$'000	$'000	$'000
CURRENT ASSETS					
Cash and cash equivalents	10	8,063	3,746	4,377	3,746
Trade and other receivables	11	6,759	89	14,956	89
Inventories	12	369	-	-	-
Other current assets	16	691	67	185	67
TOTAL CURRENT ASSETS		15,882	3,902	19,518	3,902
NON-CURRENT ASSETS					
Property, plant and equipment	14	3,029	43	2	43
Intangible assets	15	26,072	-	-	-
Deferred tax assets	19	1,626	-	743	-
Other non-current assets	16	87	-	-	-
TOTAL NON-CURRENT ASSETS		30,814	43	745	43
TOTAL ASSETS		46,696	3,945	20,263	3,945
CURRENT LIABILITIES					
Trade and other payables	17	2,044	168	215	168
Short term financial liabilities	18	1,298	-	-	-
Current tax liabilities	19	4,479	-	-	-
Short term provisions	20	236	6	3	6
Other current liabilities	21	5,288	-	-	-
TOTAL CURRENT LIABILITIES		13,345	174	218	174
NON-CURRENT LIABILITIES					
Long term financial liabilities	18	1,533	-	-	-
Deferred tax liabilities	19	1,260	-	-	-
Other non-current liabilities	21	10,575	-	-	-
TOTAL NON-CURRENT LIABILITIES		13,368	-	-	-
TOTAL LIABILITIES		26,713	174	218	174
NET ASSETS		19,983	3,771	20,045	3,771
EQUITY					
Issued capital	22	30,031	11,130	30,031	11,130
Reserves	23	(654)	-	176	-
Retained earnings		(9,394)	(7,359)	(10,162)	(7,359)
TOTAL EQUITY		19,983	3,771	20,045	3,771

Notes to and forming part of the financial statements are attached.

AVASTRA LTD ABN 47 094 446 803 and CONTROLLED ENTITIES
CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
FOR THE YEAR ENDED 30 JUNE 2007

CONSOLIDATED ENTITY	Issued capital $'000	Reserves $'000	Retained earnings $'000	Total $'000
Balance at 1 July 2005	10,891	-	(4,359)	6,532
New issues	297	-	-	297
Costs of issue	(39)	-	-	(39)
Shares bought back during the year	(19)	-	-	(19)
Transfer to reserves	-	-	-	-
Profit/(loss) for the period	-	-	(3,000)	(3,000)
Balance at 30 June 2006	11,130	-	(7,359)	3,771
Balance at 1 July 2006	11,130	-	(7,359)	3,771
New issues	19,864	-	-	19,864
Costs of issue	(963)	-	-	(963)
Transfer to reserves	-	(654)	-	(654)
Profit/(loss) for the period	-	-	(2,035)	(2,035)
Balance at 30 June 2007	30,031	(654)	(9,394)	19,983

PARENT ENTITY	Issued capital $'000	Reserves $'000	Retained earnings $'000	Total $'000
Balance at 1 July 2005	10,891	-	(4,359)	6,532
New issues	297	-	-	297
Costs of issue	(39)	-	-	(39)
Shares bought back during the year	(19)	-	-	(19)
Transfer to reserves	-	-	-	-
Profit/(loss) for the period	-	-	(3,000)	(3,000)
Balance at 30 June 2006	11,130	-	(7,359)	3,771
Balance at 1 July 2006	11,130	-	(7,359)	3,771
New issues	19,864	-	-	19,864
Costs of issue	(963)	-	-	(963)
Transfer to reserves	-	176	-	176
Profit/(loss) for the period	-	-	(2,803)	(2,803)
Balance at 30 June 2007	30,031	176	(10,162)	20,045

Notes to and forming part of the financial statements are attached.

AVASTRA LTD ABN 47 094 446 803 and CONTROLLED ENTITIES
CONSOLIDATED CASH FLOW STATEMENT
FOR THE YEAR ENDED 30 JUNE 2007

	Note	Consolidated Group		Parent Entity	
		2007 Inflows (Outflows) $'000	2006 Inflows (Outflows) $'000	2007 Inflows (Outflows) $'000	2006 Inflows (Outflows) $'000
CASH FLOWS FROM OPERATING ACTIVITIES					
Receipts from customers		15,043	-	264	-
Payments to suppliers and employees		(14,352)	(2,621)	(1,966)	(2,621)
Interest received		325	244	610	244
Interest paid		(456)	-	(1)	-
Government grants		-	23	-	23
Other receipts		-	297	-	297
NET CASH FROM OPERATING ACTIVITIES	27	560	(2,057)	(1,093)	(2,057)
CASH FLOWS FROM INVESTING ACTIVITIES					
Payments for acquisition of businesses (net of cash acquired)	27	(8,932)	-	-	-
Payments for other businesses not yet acquired		(88)	-	-	-
Payments for property, plant and equipment		(403)	(13)	(3)	(13)
Payment for loans to related parties		-	-	(12,010)	-
Proceeds from disposal of property, plant and equipment		73	119	31	119
NET CASH FROM INVESTING ACTIVITIES		(9,350)	106	(11,982)	106
CASH FLOWS FROM FINANCING ACTIVITIES					
Proceeds from issues of shares		14,984	297	14,984	297
Costs of issues of shares		(1,278)	(39)	(1,278)	(39)
Repayment of borrowings		(599)	-	-	-
Payments for share buy-backs		-	(19)	-	(19)
NET CASH FROM FINANCING ACTIVITIES		13,107	239	13,706	239
Net increase/(decrease) in cash held		4,317	(1,712)	631	(1,712)
Cash at the beginning of the period		3,746	5,458	3,746	5,458
CASH AT THE END OF THE PERIOD		8,063	3,746	4,377	3,746

Notes to and forming part of the financial statements are attached.

NOTE 1 - STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES

Reporting Entity

Avastra Ltd (the "Company") is a listed public company domiciled in Australia. The financial report covers the consolidated entity of Avastra Ltd and controlled entities ("the Group"), and Avastra Ltd as an individual parent entity.

The Group operates sleep diagnostic clinics in the United States.

Basis of Preparation

Statement of Compliance

The financial report of Avastra Ltd and controlled entities, and Avastra Ltd as an individual parent entity s a general purpose financial report prepared in accordance with Australian Accounting Standards which include Australian equivalents to International Financial Reporting Standards (AIFRS), adopted by the Australian Accounting Standards Board "AASB"), and the Corporations Act 2001. Compliance with AIFRS ensures that the financial report, comprising the financial statements and notes thereto, complies with International Financial Reporting Standards.

The following standards and amendments were available for early adoption but have not been applied in the financial report:

- AASB 7 *Financial Instruments: Disclosure* (August 2005) replacing the presentation requirements financial instruments in AASB 132. AASB 7 is applicable for financial reporting periods beginning on or after 1 January 2007.

- AASB 2005-10 Amendments to Australian Accounting Standards (September 2005) makes consequential amendments to AASB 132 Financial Instruments: Disclosures and Presentation, AASB 101 Presentation of Financial Statements, AASB 114 Segment Reporting, AASB 117 Leases, AASB 133 Earnings Per Share, AASB 139 Financial Instruments: Recognition and Measurement, AASB 1 First Time Adoption of Australian Equivalents to International Financial Reporting Standards, AASB 4 Insurance Contracts, AASB 1023 General Insurance Contracts and AASB 1038 Life Insurance Contracts, arising from the release of AASB 7. AASB 2005-10 is applicable for reporting periods beginning on or after 1 January 2007.

It is anticipated that the above standards (where applicable) when adopted will only impact on disclosures.

Reporting Basis and Conventions

The financial report is presented in Australian dollars.

The preparation of a financial report in conformity with Australian Accounting Standards requires management to make judgements, estimates and assumptions that effect the application of policies and the reported amounts of assets, liabilities, revenue and expenses.

- Critical Accounting Estimates and Judgments

  The estimates and judgments incorporated into the financial report are based on historical experiences and the best available current information on current trends and economic data, obtained both externally and within the group. The estimates and judgements made assume a reasonable expectation of future events but actual results may differ from these estimates. Judgment has been used in estimating deferred consideration payable to vendors of acquired businesses where a portion of the deferred consideration payable is subject to the future earnings of those acquired businesses.

- Key Estimates — Impairment

  The group assesses impairment at each reporting date by evaluating conditions specific to the group that may lead to impairment of assets. Where an impairment trigger exists, the recoverable amount of the asset is determined. Value-in-use calculations performed in assessing recoverable amounts incorporate a number of key estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimate is revised if the revision effects only that period, or in the period of the revision and future periods if the revision affects both current and future periods. There were no key adjustments during the year which required accounting estimates and judgements.

The financial report has been prepared on an accruals basis and is based on historical costs modified by the revaluation of selected non-current assets, financial assets and financial liabilities for which the fair value basis of accounting has been applied.

The following is a summary of the material accounting policies adopted by the consolidated entity in the preparation of the financial report. The accounting policies have been consistently applied, unless otherwise stated.

Accounting Policies

a. **Principles of Consolidation**

A controlled entity is any entity Avastra Ltd has the power to control the financial and operating policies of so as to obtain benefits from its activities. A list of controlled entities is contained in Note 13 to the financial statements. All controlled entities have a June financial year-end.

All inter-company balances and transactions between entities in the consolidated entity, including any unrealised profits or losses, have been eliminated on consolidation. Accounting policies of subsidiaries have been changed where necessary to ensure consistencies with those policies applied by the parent entity.

NOTE 1 - STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

a. **Principles of Consolidation (continued)**

Where controlled entities have entered or left the consolidated entity during the year, their operating results have been included/excluded from the date control was obtained or until the date control ceased.

b. **Income Tax**

The charge for current income tax expense is based on the profit for the year adjusted for any non-assessable or disallowed items. It is calculated using the tax rates that have been enacted or are substantially enacted by the balance sheet date.

Deferred tax is accounted for using the balance sheet liability method in respect of temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements. No deferred income tax will be recognised from the initial recognition of an asset or liability, excluding a business combination, where there is no effect on accounting or taxable profit or loss.

Deferred tax is calculated at the tax rates that are expected to apply to the period when the asset is realised or liability is settled. Deferred tax is credited in the income statement except where it relates to items that may be credited directly to equity, in which case the deferred tax is adjusted directly against equity.

Deferred income tax assets are recognised to the extent that it is probable that future tax profits will be available against which deductible temporary differences can be utilised.

The amount of benefits brought to account or which may be realised in the future is based on the assumption that no adverse change will occur in income taxation legislation and the anticipation that the consolidated entity will derive sufficient future assessable income to enable the benefit to be realised and comply with the conditions of deductibility imposed by the law.

c. **Inventories**

Inventories are measured at the lower of cost and net realisable value.

d. **Property, Plant and Equipment**

Each class of property, plant and equipment is carried at cost or fair value less, where applicable, any accumulated depreciation and impairment losses.

Plant and equipment

Plant and equipment are measured on the cost basis.

The carrying amount of plant and equipment is reviewed annually by directors to ensure it is not in excess of the recoverable amount from these assets. The recoverable amount is assessed on the basis of the expected net cash flows that will be received from the asset's employment and subsequent disposal. The expected net cash flows have been discounted to their present values in determining recoverable amounts.

The cost of fixed assets constructed within the consolidated entity includes the cost of materials, direct labour, borrowing costs and an appropriate proportion of fixed and variable overheads.

Subsequent costs are included in the asset's carrying amount or recognised as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the group and the cost of the item can be measured reliably. All other repairs and maintenance are charged to the income statement during the financial period in which they are incurred.

NOTE 1 - STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

d. **Property, Plant and Equipment (continued)**

Depreciation
The depreciable amount of all fixed assets including capitalised lease assets is depreciated on a straight-line basis over their useful lives to the consolidated entity commencing from the time the asset is held ready for use. Leasehold improvements are amortised over the shorter of either the unexpired period of the lease or the estimated useful lives of the improvements.

The depreciation rates used for each class of depreciable assets are:

Class of Fixed Asset	Depreciation Rate
Diagnostic equipment	15–20%
Plant and equipment	15–20%
Leasehold improvements	2 5–25%
Motor vehicles	20%

The assets' residual values and useful lives are reviewed, and adjusted if appropriate, at each balance sheet date.

An asset's carrying amount is written down immediately to its recoverable amount if the asset's carrying amount is greater than its estimated recoverable amount.

Gains and losses on disposals are determined by comparing proceeds with the carrying amount. These gains and losses are included in the income statement.

e. **Leases**
Leases of fixed assets where substantially all the risks and benefits incidental to the ownership of the asset, but not the legal ownership that is transferred to entities in the consolidated entity, are classified as finance leases.

Finance leases are capitalised by recording an asset and a liability at the lower of the amounts equal to the fair value of the leased property or the present value of the minimum lease payments, including any guaranteed residual values. Lease payments are allocated between the reduction of the lease liability and the lease interest expense for the period.

Leased assets are depreciated on a straight-line basis over the shorter of their estimated useful lives or the lease term.

Lease payments for operating leases, where substantially all the risks and benefits remain with the lessor, are charged as expenses in the periods in which they are incurred.

Leases Incentives

Lease incentives under operating leases are recognised as a liability and amortised on a straight-line basis over the life of the lease term.

f. **Financial Instruments**

Recognition
Financial instruments are initially measured at cost on trade date, which includes transaction costs, when the related contractual rights or obligations exist. Subsequent to initial recognition these instruments are measured as set out below.

Financial assets at fair value through profit and loss
A financial asset is classified in this category if acquired principally for the purpose of selling in the short term or if so designated by management and within the requirements of AASB 139: Recognition and Measurement of Financial Instruments. Derivatives are also categorised as held for trading unless they are designated as hedges. Realised and unrealised gains and losses arising from changes in the fair value of these assets are included in the income statement in the period in which they arise.

Loans and receivables
Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market and are stated at amortised cost using the effective interest rate method.

Held-to-maturity investments
These investments have fixed maturities, and it is the group's intention to hold these investments to maturity. Any held-to-maturity investments held by the group are stated at amortised cost using the effective interest rate method.

NOTE 1 - STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

f. **Financial Instruments (continued)**

Available-for-sale financial assets
Available-for-sale financial assets include any financial assets not included in the above categories. Available-for-sale financial assets are reflected at fair value. Unrealised gains and losses arising from changes in fair value are taken directly to equity.

Financial liabilities
Non-derivative financial liabilities are recognised at amortised cost, comprising original debt less principal payments and amortisation.

Derivative instruments
Derivative instruments are measured at fair value. Gains and losses arising from changes in fair value are taken to the income statement unless they are designated as hedges.

Avastra Ltd and Controlled Entities designates certain derivatives as either;

i. hedges of the fair value of recognised assets or liabilities or a firm commitment (fair value hedge); or

ii. hedges of highly probable forecast transactions (cash flow hedges).

At the inception of the transaction the relationship between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions is documented.

Assessments, both at hedge inception and on an ongoing basis, of whether the derivatives that are used in hedging transactions have been and will continue to be highly effective in offsetting changes in fair values or cash flows of hedged items, are also documented.

(i) Fair value hedge
Changes in the fair value of derivatives that are designated and qualify as fair value hedges are recorded in the income statement, together with any changes in the fair value of the hedge asset or liability that are attributable to the hedged risk.

(ii) Cash flow hedge
The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is deferred to a hedge reserve in equity. The gain or loss relating to the ineffective portion is recognised immediately in the income statement.

Amounts accumulated in the hedge reserve in equity are transferred to the income statement in the periods when the hedged item will affect profit or loss.

Fair value
Fair value is determined based on current bid prices for all quoted investments. Valuation techniques are applied to determine the fair value for all unlisted securities, including recent arm's length transactions, reference to similar instruments and option pricing models.

Impairment
At each reporting date, the group assess whether there is objective evidence that a financial instrument has been impaired. In the case of available-for-sale financial instruments, a prolonged decline in the value of the instrument is considered to determine whether an impairment has arisen. Impairment losses are recognised in the income statement.

g. **Impairment of Assets**
At each reporting date, the group reviews the carrying values of its tangible and intangible assets to determine whether there is any indication that those assets have been impaired. If such an indication exists, the recoverable amount of the asset, being the higher of the asset's fair value less costs to sell and value in use, is compared to the asset's carrying value. Any excess of the asset's carrying value over its recoverable amount is expensed to the income statement.

Impairment testing is performed annually for goodwill and intangible assets with indefinite lives. Refer also Note 15.

Where it is not possible to estimate the recoverable amount of an individual asset, the group estimates the recoverable amount of the cash-generating unit to which the asset belongs.

NOTE 1 - STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

h. **Intangibles**

Goodwill
Goodwill and goodwill on consolidation are initially recorded at the amount by which the purchase price for a business or for an ownership interest in a controlled entity exceeds the fair value attributed to its net assets at date of acquisition. Goodwill on acquisitions of subsidiaries is included in intangible assets. Goodwill is tested annually for impairment and carried at cost less accumulated impairment losses.

i. **Foreign Currency Transactions and Balances**

Functional and presentation currency
The functional currency of each of the group's entities is measured using the currency of the primary economic environment in which that entity operates. The consolidated financial report is presented in Australian dollars which is the parent entity's functional and presentation currency. The functional currency of the foreign operations, US based AvastraUSA, Inc. and its subsidiaries, is United States dollars (US$).

Transaction and balances
Foreign currency transactions are translated into functional currency using the exchange rates prevailing at the date of the transaction. Foreign currency monetary items are translated at the year-end exchange rate. Non-monetary items measured at historical cost continue to be carried at the exchange rate at the date of the transaction. Non-monetary items measured at fair value are reported at the exchange rate at the date when fair values were determined.

Exchange differences arising on the translation of monetary items are recognised in the income statement, except where deferred in equity as a qualifying cash flow or net investment hedge.

Exchange differences arising on the translation of non-monetary items are recognised directly in equity.

Group companies
The financial results and position of foreign operations whose functional currency is different from the group's presentation currency are translated as follows:

- assets and liabilities are translated at year-end exchange rates prevailing at that reporting date;
- income and expenses are translated at average exchange rates for the period; and
- retained earnings are translated at the exchange rates prevailing at the date of the transaction.

Exchange differences arising on translation of foreign operations are transferred directly to the group's foreign currency translation reserve in the balance sheet. These differences are recognised in the income statement in the period in which the operation is disposed.

j. **Employee Benefits**
Provision is made for the company's liability for employee benefits arising from services rendered by employees to balance date. Employee benefits that are expected to be settled within one year have been measured at the amounts expected to be paid when the liability is settled, plus related on-costs. Employee benefits payable later than one year have been measured at the present value of the estimated future cash outflows to be made for those benefits.

Equity-settled compensation
The group operates an employee share option scheme. The total amount to be expensed over the vesting period is determined by reference to the fair value of the shares of the options granted.

k. **Provisions**
Provisions are recognised when the group has a legal or constructive obligation, as a result of past events, for which it is probable that an outflow of economic benefits will result and that outflow can be reliably measured.

l. **Cash and Cash Equivalents**
Cash and cash equivalents include cash on hand, deposits held at call with banks, other short-term highly liquid investments with original maturities of three months or less, and bank overdrafts. Bank overdrafts are shown within short-term borrowings in current liabilities on the balance sheet.

NOTE 1 - STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

m. **Revenue**

Revenue from the rendering of a service is recognised upon the delivery of the service to the customers. Revenue from the sale of goods is recognised upon the delivery of goods to customers.

Interest revenue is recognised on a proportional basis taking into account the interest rates applicable to the financial assets.

All revenue is stated net of the amount of goods and services tax (GST).

n. **Borrowing Costs**

Borrowing costs directly attributable to the acquisition, construction or production of assets that necessarily take a substantial period of time to prepare for their intended use or sale, are added to the cost of those assets, until such time as the assets are substantially ready for their intended use or sale.

All other borrowing costs are recognised in income in the period in which they are incurred.

o. **Goods and Services Tax (GST)**

Revenues, expenses and assets are recognised net of the amount of GST, except where the amount of GST incurred is not recoverable from the Australian Tax Office. In these circumstances the GST is recognised as part of the cost of acquisition of the asset or as part of an item of the expense. Receivables and payables in the balance sheet are shown inclusive of GST.

Cash flows are presented in the cash flow statement on a gross basis, except for the GST component of investing and financing activities, which are disclosed as operating cash flows.

p. **Comparative Figures**

When required by Accounting Standards, comparative figures have been adjusted to conform to changes in presentation for the current financial year.

q. **Rounding of Amounts**

The company is an entity to which ASIC Class Order 98/100 applies and, accordingly, amounts in the financial statements and directors' report have been rounded to the nearest thousand dollars.

	Consolidated Group		Parent Entity	
	2007	2006	2007	2006
	$'000	$'000	$'000	$'000
Note 2: Sales and Revenue				
Provision of services - clinical studies	6,645	-	-	-
Provision of services - research studies	5,130	-	-	-
Sale of goods - medical equipment	1,222	-	-	-
Total Sales Revenue	12,997	-	-	-
Note 3: Other Income				
Interest received on bank deposits	325	244	305	244
Interest from wholly-owned subsidiaries	-	-	305	-
Government grants	-	23	-	23
Income tax rebate	-	296	-	296
Other revenue	24	6	68	6
Total Other Income	349	569	678	569
Note 4: Finance Costs				
Interest expense - external	73	-	1	-
Net change in fair value of financial assets	383	-	-	-
Total Finance Costs	456	-	1	-
Note 5: Other Operating Expenses				
Rental expense on operating leases				
. minimum lease payments	667	127	10	127
. rental expense for sublease	14	-	13	-
Net foreign exchange loss	124	-	920	-
Consultancy fees	1,465	882	1,345	882
Insurance	214	52	50	52
Motor vehicle expenses	62	-	-	-
Office expenses	755	45	29	45
Professional services	329	316	110	316
Public company costs	147	37	147	37
Travel	185	233	129	233
Write-down of licences and patents	-	680	-	680
Other	720	111	102	111
Total Other Operating Expenses	4,682	2,483	2,855	2,483
Note 6: Income Tax Expense				
a. The components of tax expense comprise:				
Current tax	(465)	-	(430)	-
Deferred tax	-	-	-	-
b. Income tax recognised directly in equity:				
Current tax	-	-	-	-
Deferred tax	(314)	-	(314)	-
c. The prima facie tax on profit from ordinary activities before income tax is reconciled to the income tax as follows:				
Prima facie tax payable on net profit before income tax at 30% (2006: 30%)				
- consolidated entity	(761)	(900)	-	-
- parent entity	-	-	(970)	(900)
Add:				
Tax effect of:				
- non-allowable depreciation and amortisation	-	30	-	30
- other non-allowable items	18	100	17	100
- impairment write-downs	-	220	-	220
- share-based payments	549	-	549	-
- share options expensed during year	53	-	53	-
	(141)	(550)	(351)	(550)
Less:				
Tax effect of:				
- deductible costs recognised in equity	(79)	-	(79)	-
- foreign exchange loss on intercompany loan	(245)	-	-	-
Tax benefit not brought to account	-	550	-	550
Income tax attributable to entity	(465)	-	(430)	-
The applicable weighted average effective tax rates are as follows:	19%	-	13%	-

Note 7: Key Management Personnel Compensation

a. Names and positions held of consolidated and parent entity key management personnel in office at any time during the financial year are:

Dr Mitchell M Rosenberg (appointed 23 January 2007)	Executive Chairman
Mr Simon J Mitchell (appointed 5 April 2007)	Executive Director
Mr Geoffrey S Garside (appointed 22 November 2006)	Non-executive Director
Mr Troy Shadian (appointed 23 January 2007)	Non-executive Director
Dr George Steinfels	Non-executive Director
Mr Michael P Dalsin (resigned 24 January 2007)	Non-executive Director
Mr Roger S Greene (resigned 24 January 2007)	Non-executive Director
Mr Guy M Aird (resigned 5 April 2007)	Non-executive Director
Mr Ian C Sandford (appointed 22 November 2006, resigned 27 April 2007)	Non-executive Director
Mr Gregory D Fagan (resigned 5 April 2007)	Non-executive Director
Mr Paul Jobbins (appointed 26 September 2006)	Chief Financial Officer, Avastra Ltd
Dr Milton Erman (appointed 1 December 2006)	Chief Medical Officer, AvastraUSA, Inc.
Mr Tom Wiedel (appointed 1 December 2006)	Research Co-ordinator, AvastraUSA, Inc.
Mr Brandon Slavik (appointed 7 January 2007)	Executive Vice-President, AvastraUSA, Inc.

b. Key Management Personnel Compensation

	Consolidated Group		Parent Entity	
	2007	2006	2007	2006
	$'000	$'000	$'000	$'000
Short-term employee benefits	657	380	284	380
Post-employment benefits	108	37	46	37
Long-term benefits	6	240	6	240
Share-based payments	551	2	551	2
	1,322	659	887	659

The company has taken advantage of the relief provided by the Corporations Regulation 2M.6.04 and has transferred the detailed remuneration disclosures to the Remuneration Report section of the directors' report.

c. Compensation Options
Options Granted As Compensation

	Granted No.	Grant Date	Terms and Conditions for Each Grant: Value per Option at Grant Date	Exercise Price	First Exercise Date	Vested No.
Key Management Personnel						
Dr George Steinfels	50,000	11-Sep-06	$ 0.20	$ -	11-Sep-06	50,000
Mr Michael P Dalsin	1,000,000	11-Sep-06	$ 0.20	$ -	11-Sep-06	1,000,000
Mr Roger S Greene	1,000,000	11-Sep-06	$ 0.20	$ -	11-Sep-06	1,000,000
Mr Guy M Aird	150,000	11-Sep-06	$ 0.20	$ -	11-Sep-06	150,000
Mr Gregory D Fagan	250,000	11-Sep-06	$ 0.20	$ -	11-Sep-06	250,000
Mr Simon Mitchell	200,000	27-Mar-07	$ 0.64	$ -	23-March-08*	-
Mr Paul Jobbins	166,667	25-May-07	$ 0.37	$ 0.35	25-May-08*	-
Mr Paul Jobbins	166,667	25-May-07	$ 0.18	$ 0.70	25-May-09*	-
Mr Paul Jobbins	166,666	25-May-07	$ 0.12	$ 1.05	25-May-10*	-
	3,150,000					2,450,000

* Subject to vesting conditions of quarterly earnings per share targets.

Options issued to directors on 11 September 2006 expired within one month of issue. All other options expire on the earlier of 5 years from date of issue or 2 years from vesting.

All options were granted for nil consideration.

d. Options and Rights Holdings
Number of Options Held by Key Management Personnel

	Balance 1.7.2006	Granted as Compensation	Options Exercised	Options lapsed	Balance 30.6.2007*	Total Vested and Exercisable 30.6.2007*	Total Vested and Unexercisable 30.6.2007*
Dr George Steinfels	-	50,000	(50,000)	-	-	-	-
Mr Michael P Dalsin	1,000,000	1,000,000	(1,000,000)	-	1,000,000	1,000,000	-
Mr Roger S Greene	1,000,000	1,000,000	(1,000,000)	-	1,000,000	1,000,000	-
Mr Guy M Aird	-	150,000	(150,000)	-	-	-	-
Mr Gregory D Fagan	321,144	250,000	(250,000)	(221,144)	100,000		100,000
Mr Simon J Mitchell	-	200,000	-	-	200,000	-	200,000
Mr Paul Jobbins	-	500,000	-	-	500,000	-	500,000
TOTAL	2,321,144	3,150,000	(2,450,000)	(221,144)	2,800,000	2,000,000	800,000

* Options held at date of resignation.

Note 7: Key Management Personnel Compensation (continued)

e. **Shareholdings**

Number of Shares held by Key Management Personnel

	Balance 1.7.2006	Received as Compensation	Options Exercised	Net Change Other*	Balance 30.6.2007**
Dr Mitchell M Rosenberg	-	500,000	-	-	500,000
Mr Simon J Mitchell	-	-	-	1,084,134	1,084,134
Mr Geoffrey S Garside	-	-	-	100,000	100,000
Mr Troy Shadian	-	-	-	159,800	159,800
Dr George Steinfels	-	-	50,000	-	50,000
Mr Michael P Dalsin	329,500	-	1,000,000	318,000	1,647,500
Mr Roger S Greene	142,400	-	1,000,000	318,000	1,460,400
Mr Guy M Aird	-	-	150,000	175,000	325,000
Mr Gregory D Fagan	814,250	-	250,000	335,419	1,399,669
Mr Ian C Sandford	-	-	-	100,000	100,000
Mr Paul Jobbins	-	-	-	145,000	145,000
TOTAL	1,286,150	500,000	2,450,000	2,735,353	6,971,503

* Net Change Other refers to shares purchased or sold during the financial year or shares held prior to appointment.
** Shares held at date of resignation.

Note 8: Auditors' Remuneration

	Consolidated Entity		Parent Entity	
	2007 $000's	2006 $000's	2007 $000's	2006 $000's
Remuneration of the auditor of the parent entity for:				
- audit and review of the financial report	64	20	64	20
- taxation services	9	-	9	-
- review of prospectus	31	-	31	-
- advice on financial report disclosures	4	-	4	-
Remuneration of other auditors of subsidiaries for:				
- auditing or reviewing the financial report of subsidiaries	53	-	-	-
- taxation services	6	-	-	-

Note 9: Earnings per Share

	Consolidated Entity	
	2007 $'000	2006 $'000
a. Reconciliation of earnings to profit or loss		
Profit	(2,035)	(3,000)
Earnings used to calculate basic EPS	(2,035)	(3,000)
Earnings used to calculate diluted EPS	(2,035)	(3,000)
b. Weighted average number of ordinary shares outstanding during the year used in calculating basic and diluted EPS	No.	No.
Weighted average number of ordinary shares outstanding during the year used in calculating basic EPS	66,337,151	30,138,061
Weighted average number of options outstanding *	3,408,829	-
Weighted average number of ordinary shares outstanding during the year used in calculating diluted EPS	69,745,980	30,138,061
Calculation of weighted average number of options outstanding:	No.	No. *
Options outstanding at beginning of year	3,988,506	-
Effect of options issued	2,282,335	-
Effect of options exercised	(1,839,148)	-
Effect of options lapsed	(1,022,864)	-
Weighted average options outstanding during the year	3,408,829	-

* Options on issue during the 2006 year had exercise prices significantly higher than the average share price for the 2006 year. Accordingly, options were considered anti-dilutive and were not weighted as their conversion to ordinary shares would have resulted in a decreased loss per share for the 2006 year.

Note 10: Cash and Cash Equivalents

	Consolidated Group		Parent Entity	
	2007 $'000	2006 $'000	2007 $'000	2006 $'000
Cash at bank and on hand	5,049	196	1,363	196
Short-term bank deposits	3,014	3,550	3,014	3,550
	8,063	3,746	4,377	3,746

The effective interest rate on short-term bank deposits was 3.50% (2006: 5.3%).
These deposits have an average maturity of 5 days.

Reconciliation of cash

Cash at the end of the financial year as shown in the cash flow statement is reconciled to items in the balance sheet as follows:

Cash and cash equivalents	8,063	3,746	4,377	3,746
	8,063	3,746	4,377	3,746

Note 11: Trade and Other Receivables	Consolidated Group 2007 $'000	Consolidated Group 2006 $'000	Parent Entity 2007 $'000	Parent Entity 2006 $'000
CURRENT				
Trade receivables	6,494	-	-	-
Provision for impairment of receivables	-	-	-	-
	6,494	-	-	-
Other debtors	265	89	65	89
Provision for impairment of receivables	-	-	-	-
	265	89	65	89
Other receivables				
Amounts receivable from:				
- wholly-owned subsidiaries	-	-	14,891	-
	6,759	89	14,956	89

Note 12: Inventories

	Consolidated Group 2007 $'000	Consolidated Group 2006 $'000	Parent Entity 2007 $'000	Parent Entity 2006 $'000
CURRENT				
Medical equipment held for sale - at cost	369	-	-	-
	369	-	-	-

Note 13: Controlled Entities

a. **Controlled Entities Consolidated**	Country of Incorporation	Percentage Owned (%)* 2007	Percentage Owned (%)* 2006
Parent Entity:			
Avastra Ltd	Australia	-	-
Subsidiaries of Avastra Ltd:			
AvastraUSA, Inc.	United States	100	-
Subsidiaries of AvastraUSA, Inc:			
Pacific Sleep Medicine Services, Inc.	United States	100	-
Sleepwell Partners, LLC	United States	100	-
PDX Sleep Solutions, LLC	United States	100	-
somniTech, Inc.	United States	100	-
somniCare, Inc.	United States	100	-
somniSchool, Inc.	United States	100	-
California Sleep Solutions, LLC	United States	100	-

** Percentage of voting power is in proportion to ownership*

b. **Acquisition of Controlled Entities**

Pacific Sleep Medicine Services, Inc.

On 30 November 2006 the group acquired 100% of Pacific Sleep Medicine Services, Inc. An initial payment of US$2,000,000 was accompanied by the issue of 5,000,000 ordinary shares at AU$0.20, the price of shares issued during capital raisings prior to re-listing. The company agreed to pay a further US$1,500,000 within 9 months of completion of the acquisition and further cash payments and share issues over 3 years after completion dependant on Pacific Sleep Medicine Services, Inc. achieving certain earnings targets. The obligation to pay a further US$1,500,000 was primarily met by the issue of ordinary shares in July 2007.

The purchase price, assuming Pacific Sleep Medicine Services, Inc. achieves the earnings targets, has been allocated as follows:

	$'000
Purchase consideration	13,553
Costs of acquisition	1,121
Total	14,674

The fair value of assets acquired and liabilities assumed at acquisition date were as follows:

Cash	1,993
Receivables	6,185
Inventories	26
Property, plant and equipment	845
Other non-current assets	111
Payables	(1,513)
Short-term debt	(318)
Long-term debt	(1,122)
Tax liabilities	(4,304)
	1,903
Goodwill on consolidation	12,771
	14,674

The goodwill is attributable to the profitability of the acquired business and the synergies expected to arise after the group's acquisition of further sleep centre businesses. No other intangible assets were identified as existing separately from goodwill.

The assets and liabilities arising from the acquisition are recognised at fair value which is equal to their carrying value immediately prior to acquisition date.

Profit of Pacific Sleep Medicine Services, Inc. included in consolidated profit of the group since the acquisition date on 30 November 2006 amounted to $1,324,000.

Note 13: Controlled Entities (continued)

Sleepwell Partners, LLC.

On 23 January 2007 the group acquired 100% of Sleepwell Partners, LLC. An initial payment was US$648,000 was accompanied by the commitment to issue of 810,000 ordinary shares. At balance date 656,950 shares had been issued with a remaining 153,050 to be issued. The fair value of the shares issued was $484,469. Further cash payments will be made over 3 years based on Sleepwell Partners, LLC earnings over the period. At balance date the effect of these further payments has not been recognised in the cost of the investment as it was considered that the size of the payments could not be measured reliably.

The purchase price has been allocated as follows:

	$'000
Purchase consideration	1,170
Costs of acquisition	372
Total	1,542

The fair value of assets acquired and liabilities assumed at acquisition date were as follows:

Receivables	3
Inventories	19
Property, plant and equipment	291
Payables	(19)
Short-term debt	(178)
Tax assets	48
	164
Goodwill on consolidation	1,378
	1,542

The goodwill is attributable to the profitability of the acquired business and the synergies expected to arise after the group's acquisition of further sleep centre businesses. No other intangible assets were identified as existing separately from goodwill.

The assets and liabilities arising from the acquisition are recognised at fair value which is equal to their carrying value immediately prior to acquisition date.

Since the acquisition date on 23 January 2007 Sleepwell Partners, LLC. contributed a loss of $19,000 before intercompany allocations to the consolidated profit of the group.

PDX Sleep Solutions, LLC.

On 6 February 2007 the group acquired 100% of PDX Sleep Solutions, LLC. Initial consideration was satisfied by the issue of 150,000 ordinary shares at $0.58.

The purchase price has been allocated as follows:

	$'000
Purchase consideration	87
Costs of acquisition	(6)
Total	81

The fair value of assets acquired and liabilities assumed at acquisition date were as follows:

Inventories	2
	2
Goodwill on consolidation	79
	81

The goodwill is attributable to the profitability of the acquired business and the synergies expected to arise after the group's acquisition of further sleep centre businesses. No other intangible assets were identified as existing separately from goodwill.

The assets and liabilities arising from the acquisition are recognised at fair value which is equal to their carrying value immediately prior to acquisition date.

Profit of PDX Sleep Solutions, LLC. included in consolidated profit of the group since the acquisition date on 6 February 2007 amounted to $1,000.

Note 13: Controlled Entities (continued)

California Sleep Solutions, LLC

On 25 May 2007 the group acquired 100% of California Sleep Solutions, LLC. An initial payment of US$1,040,000 was accompanied by the issue of 720,000 ordinary shares at issue price of AU$0.70. The company has agreed to pay a further US$100,000 within 90 days of completion of the acquisition and further cash payments over 3 years after completion dependant on California Sleep Solutions, LLC. achieving certain earnings targets.

The purchase price has been allocated as follows:

	$'000
Purchase consideration	3,432
Costs of acquisition	435
Total	3,867

The fair value of assets acquired and liabilities assumed at acquisition date were as follows:	
Cash	33
Receivables	538
Inventories	119
Property, plant and equipment	197
Payables	(200)
Tax liabilities	(166)
	521
Goodwill on consolidation	3,346
	3,867

The goodwill is attributable to the profitability of the acquired business and the synergies expected to arise after the group's acquisition of further sleep centre businesses. No other intangible assets were identified as existing separately from goodwill.

The assets and liabilities arising from the acquisition are recognised at fair value which is equal to their carrying value immediately prior to acquisition date.

Profit of California Sleep Solutions, LLC. included in consolidated profit of the group since the acquisition date on 25 May 2007 amounted to $30,000.

somniSleep Group

On 5 June 2007 the group acquired 100% of the somniSleep group comprising somniTech, Inc, somniCare, Inc and somniSchool, Inc. An initial payment of approximately US$3,570,000 was accompanied by the issue of 1,150,000 ordinary shares with a fair value of AU$685,000. Further cash payments will be made over 3 years after completion dependant on the somniSleep Group achieving certain earnings targets.

The purchase price has been allocated as follows:

	$'000
Purchase consideration	8,743
Costs of acquisition	770
Total	9,513

The fair value of assets acquired and liabilities assumed at acquisition date were as follows:	
Cash	112
Receivables	2,059
Inventories	53
Property, plant and equipment	1,549
Other non-current assets	172
Payables	(407)
Short-term debt	(421)
Long-term debt	(1,408)
Tax liabilities	(464)
	1,245
Goodwill on consolidation	8,268
	9,513

The goodwill is attributable to the profitability of the acquired business and the synergies expected to arise after the group's acquisition of further sleep centre businesses. No other intangible assets were identified as existing separately from goodwill.

The assets and liabilities arising from the acquisition are recognised at fair value which is equal to their carrying value immediately prior to acquisition date.

Profit of the somniSleep Group included in consolidated profit of the group since the acquisition date on 5 June 2007 amounted to $65,000.

Note 13: Controlled Entities (continued)

The initial accounting for the business combinations is provisional because the cost of the combination can be determined only provisionally. Judgment has been used in estimating deferred consideration payable to vendors of acquired businesses where a portion of the deferred consideration payable is subject to the future earnings of those acquired businesses.

It is impractical to disclose the revenue and profit or loss of the combined entity for the year as though the acquisition dates for all business combinations effected during the year had been the beginning of the year because prior to acquisition each business acquired employed different accounting policies and operated under different accounting periods.

Refer to Note 27 for cash flow impacts of acquisitions.

Subsequent to year-end Complete Sleep Analysis, LLC. was acquired. See Note 29 for details.

	Consolidated Group		Parent Entity	
	2007	2006	2007	2006
Note 14: Property, Plant and Equipment	$'000	$'000	$'000	$'000
PLANT AND EQUIPMENT				
Diagnostic equipment				
At cost	3,520	-	-	-
Accumulated depreciation	(2,251)	-	-	-
Total Plant and equipment	1,269	-	-	-
Plant and equipment:	1,472	143	3	143
At cost	(577)	(46)	(1)	(46)
Accumulated impairment losses	-	(54)	-	(54)
Total Plant and equipment	895	43	2	43
Motor vehicles				
At cost	272	-	-	-
Accumulated amortisation	(129)	-	-	-
Total Motor vehicles	143	-	-	-
Leasehold improvements				
At cost	1,102	-	-	-
Accumulated depreciation	(380)	-	-	-
Total Leasehold improvements	722	-	-	-
Total plant and equipment	3,029	43	2	43
Total Property, Plant and Equipment	3,029	43	2	43

a. Movements In Carrying Amounts

Movement in the carrying amounts for each class of property, plant and equipment between the beginning and the end of the current financial year:

	Diagnostic equipment	Plant and Equipment	Motor Vehicles	Leasehold Improvements	Total
	$'000	$'000	$'000	$'000	$'000
Consolidated Entity:					
Balance at the beginning of year	-	43	-	-	43
Additions	85	322	-	-	407
Disposals	(8)	(43)	(43)	-	(94)
Additions through acquisition of entity	1,278	629	197	757	2,861
Depreciation expense	(85)	(57)	(11)	(35)	(188)
Carrying amount at the end of year	1,270	894	143	722	3,029
Parent Entity:					
Balance at the beginning of year	-	43	-	-	43
Additions	-	3	-	-	3
Disposals	-	(43)	-	-	(43)
Depreciation expense	-	(1)	-	-	(1)
Carrying amount at the end of year	-	2	-	-	2

Note 15: Intangible Assets

	Consolidated Group		Parent Entity	
	2007	2006	2007	2006
	$'000	$'000	$'000	$'000
Goodwill				
Cost	25,842	-	-	-
Accumulated impaired losses	-	-	-	-
Net carrying value	25,842	-	-	-
Patents and licences				
Cost	-	1,000	-	1,000
Accumulated amortisation and impairment	-	(1,000)	-	(1,000)
Net carrying value	-	-	-	-
Computer software				
Cost	290	-	-	-
Accumulated amortisation and impairment	(137)	-	-	-
Net carrying value	153	-	-	-
Covenant not to compete				
Cost	206	-	-	-
Accumulated amortisation and impairment	(134)	-	-	-
Net carrying value	72	-	-	-
Organisation costs				
Cost	16	-	-	-
Accumulated amortisation and impairment	(11)	-	-	-
Net carrying value	5	-	-	-
Total intangibles	26,072	-	-	-

	Goodwill	Patents & licences	Computer software	Covenant not to compete	Organisation costs
	$'000	$'000	$'000	$'000	$'000
Consolidated Group:					
Year ended 30 June 2006					
Balance at the beginning of year	-	780	-	-	-
Amortisation charge	-	(100)	-	-	-
Impairment losses	-	(680)	-	-	-
	-	-	-	-	-
Year ended 30 June 2007					
Balance at the beginning of year	-	-	-	-	-
Acquisitions through business combinations	25,842	-	172	96	7
Amortisation charge	-	-	(19)	(24)	(2)
Closing value at 30 June 2007	25,842	-	153	72	5

	Goodwill	Patents & licences	Computer software	Covenant not to compete	Organisation costs
Parent Entity:	$'000	$'000	$'000	$'000	$'000
Year ended 30 June 2006					
Balance at the beginning of year	-	780	-	-	-
Amortisation charge	-	(100)	-	-	-
Impairment losses	-	(680)	-	-	-
Closing value at 30 June 2006	-	-	-	-	-
Year ended 30 June 2007					
Balance at the beginning of year	-	-	-	-	-
Closing value at 30 June 2007	-	-	-	-	-

Intangible assets, other than goodwill, have finite useful lives. The current amortisation charges for intangible assets are included under depreciation and amortisation expense per the income statement. Goodwill has an infinite life. It is not expected that the value of goodwill brought to account will diminish over time as it directly relates to the value of the businesses acquired.

No internally generated intangibles have been brought to account.

Note 15: Intangible Assets (continued)

Impairment Disclosures

Goodwill is allocated to groups of cash generating units. The recoverable amount of each group is determined based on value-in-use calculations. Value-in-use is calculated based on the present value of cash flow projections, based on past experience, over a 5 year period with the period extending beyond 5 years extrapolated using an estimated growth rate. The cash flows are discountec using an estimated weighted average costs of capital of 15% and a growth rate 3.5%.

Goodwill is allocated to groups of cash-generating units which are based on the group's secondary reporting segment:

	Note	Consolidated Group		Parent Entity	
		2007	2006	2007	2006
		$'000	$'000	$'000	$'000
United States		25,842	-	-	-
Australia		-	-	-	-
Total		25,842	-	-	-

Note 16: Other Assets

	Note	Consolidated Group 2007 $'000	Consolidated Group 2006 $'000	Parent Entity 2007 $'000	Parent Entity 2006 $'000
CURRENT					
Prepayments		603	67	185	67
Preliminary acquisition costs		88	-	-	-
		691	67	185	67
NON-CURRENT					
Deposits		84	-	-	-
Other		3	-	-	-
		87	-	-	-

Note 17: Trade and Other Payables

	Note	Consolidated Group 2007 $'000	Consolidated Group 2006 $'000	Parent Entity 2007 $'000	Parent Entity 2006 $'000
CURRENT					
Unsecured liabilities					
Trade payables		1,576	147	214	147
Sundry payables and accrued expenses		468	21	1	21
		2,044	168	215	168

Note 18: Financial Liabilities

	Note	Consolidated Group 2007 $'000	Consolidated Group 2006 $'000	Parent Entity 2007 $'000	Parent Entity 2006 $'000
CURRENT					
Unsecured liabilities					
Notes to vendors		270	-	-	-
Lease liability	24	45	-	-	-
		315	-	-	-
Secured liabilities					
Line of credit		421	-	-	-
Equipment loans	24	562	-	-	-
		983	-	-	-
		1,298	-	-	-
NON-CURRENT					
Unsecured liabilities					
Notes to vendors		668	-	-	-
Lease liability	24	112	-	-	-
		780	-	-	-
Secured liabilities					
Equipment loans	24	753	-	-	-
		753	-	-	-
		1,533	-	-	-
a. Total current and non-current secured liabilities:					
Line of credit		421	-	-	-
Equipment loans		1,315	-	-	-
		1,736	-	-	-
b. The carrying amounts of non-current assets pledged as security are:					
Property, plant anc equipment		1,231	-	-	-
		1,231	-	-	-

c. The line of credit is secured by a fixed and floating charge over the assets of somniTech, Inc. and a personal guarantee from the former owner.

Note 19: Tax

	Consolidated Group		Parent Entity	
	2007 $'000	2006 $'000	2007 $'000	2006 $'000
a. Liabilities				
CURRENT				
Income Tax	4,479	-	-	-
NON-CURRENT				
Deferred tax liability comprises:				
Tax allowances relating to property, plant and equipment	236	-	-	-
Tax allowances relating to change in accounting method	305	-	-	-
Business assets acquired	719	-	-	-
Total	1,260	-	-	-
b. Assets				
Deferred tax assets comprise:				
Transaction costs on equity issue	314	-	314	-
Unrealised foreign exchange losses	245	-	245	-
Tax losses	191	-	191	-
Provisions	(1)	-	(1)	-
Business assets acquired	883	-	-	-
Other	(6)	-	(6)	-
	1,626	-	743	-
c. Reconciliations				
i. Gross Movements				
The overall movement in the deferred tax accounts is as follows:				
Opening balance	-	-	-	-
Acquisitions through business combinations	(660)	-	-	-
(Charge)/credit to income statement	465	-	430	-
(Charge)/credit to equity	559	-	314	-
Closing balance	364	-	744	-
ii. Deferred Tax Liability				
The movement in deferred tax liability for each temporary difference during the year is as follows:				
Tax allowances relating to property, plant and equipment:				
Opening balance	-	-		-
Acquisitions through business combinations	253			
Charged to the income statement	(17)	-		-
Closing balance	236	-	-	-
Tax allowances relating to change in accounting method:				
Opening balance	-	-		-
Acquisitions through business combinations	407			
Charged to the income statement	(102)	-		-
Closing balance	305	-	-	-
Business assets acquired				
Opening balance	-	-		-
Charged to the income statement	719	-		-
Closing balance	719	-	-	-

Note 19: Tax (continued)

iii. Deferred Tax Assets

	Consolidated Group 2007 $'000	Consolidated Group 2006 $'000	Parent Entity 2007 $'000	Parent Entity 2006 $'000
The movement in deferred tax assets for each temporary difference during the year is as follows:				
Transaction costs on equity issue				
Opening balance	-	-	-	-
Credited directly to equity	314	-	314	-
Closing balance	314	-	314	-
Unrealised foreign exchange losses				
Opening balance	-	-	-	-
Credited to the income statement	-	-	245	-
Credited directly to equity	245	-	-	-
Closing balance	245	-	245	-
Tax losses				
Opening balance	-	-	-	-
Credited to the income statement	191	-	191	-
Closing balance	191	-	191	-
Provisions				
Opening balance	-	-	-	-
Credited/(charged) to the income statement	(1)	-	(1)	-
Closing balance	(1)	-	(1)	-
Business assets acquired				
Opening balance	-	-	-	-
Credited/(charged) to the income statement	883	-	-	-
Closing balance	883	-	-	-
Other				
Opening balance	-	-	-	-
Credited/(charged) to the income statement	(6)	-	(6)	-
Closing balance	(6)	-	(6)	-
d. Deferred tax assets not brought to account:				
- temporary differences				
- tax losses	-	549	-	549
	-	549	-	549

Note 20: Provisions

	Consolidated Group 2007 $'000	Consolidated Group 2006 $'000	Parent Entity 2007 $'000	Parent Entity 2006 $'000
CURRENT				
Employee leave entitlements	236	6	3	6
	236	6	3	6
Provision for Employee leave entitlements				
Opening balance at 1 July	6	21	6	21
Provisions made during the year	130	3	3	3
Provisions used during the year	(7)	(18)	(6)	(18)
Provisions acquired through business combinations	107	-	-	-
Provisions reversed during the year	-	-	-	-
Balance at 30 June	236	6	3	6

A provision has been recognised for employee leave entitlements. It is expected that each employee will use their entitlement within 12 months. The measurement and recognition criteria relating to employee benefits has been included in Note 1 to this report.

Note 21: Other Liabilities

	Consolidated Group 2007 $'000	Consolidated Group 2006 $'000	Parent Entity 2007 $'000	Parent Entity 2006 $'000
CURRENT				
Deferred consideration payable to vendors of acquired businesses	5,288	-	-	-
	5,288	-	-	-
NON-CURRENT				
Deferred consideration payable to vendors of acquired businesses	10,575	-	-	-
	10,575	-	-	-

Note 22: Issued Capital

	Consolidated Entity		Parent Entity	
	2007	2006	2007	2006
	$'000	$'000	$'000	$'000
99,284,042 (2006: 30,138,061) fully paid ordinary shares	30,031	11,130	30,031	11,130
	30,031	11,130	30,031	11,130

Effective 1 July 1998 the concepts of authorised capital and par value shares were abolished. Accordingly, the consolidated entity does not have authorised capital nor par value in respect of its issued capital.

	Consolidated Entity		Parent Entity	
	2007	2006	2007	2006
	No.	No.	No.	No.
a. Ordinary shares				
At the beginning of reporting period	30,138,061	28,215,423	30,138,061	28,215,423
Shares issued during the year				
— 24 January 2006	-	200,000	-	200,000
— 7 March 2006	-	1,857,138	-	1,857,138
— 11 September 2006	400,000	-	400,000	-
— 28 September 2006	50,000	-	50,000	-
— 6 October 2006	2,000,000	-	2,000,000	-
— 25 October 2006	19,000,000	-	19,000,000	-
— 29 November 2006	5,000,000	-	5,000,000	-
— 4 December 2006	25,794,031	-	25,794,031	-
— 7 December 2006	500,000	-	500,000	-
— 20 December 2006	400,000	-	400,000	-
— 20 December 2006	25,000	-	25,000	-
— 5 February 2007	500,000	-	500,000	-
— 6 February 2007	150,000	-	150,000	-
— 16 March 2007	2,000,000	-	2,000,000	-
— 16 April 2007	10,800,000	-	10,800,000	-
— 23 April 2007	273,375	-	273,375	-
— 25 May 2007	720,000	-	720,000	-
— 8 June 2007	1,000,000	-	1,000,000	-
— 18 June 2007	150,000	-	150,000	-
— 27 June 2007	383,575	-	383,575	-
Shares bought back during year				
— 30 September 2005		(75,000)		(75,000)
— 5 October 2005	-	(59,500)	-	(59,500)
At reporting date	99,284,042	30,138,061	99,284,042	30,138,061

Ordinary shareholders participate in dividends and the proceeds of winding up of the entity in proportion to the number of shares held. At shareholder meetings each ordinary share is entitled to one vote when a poll is called, otherwise each shareholder has one vote on a show of hands.

b. Options

i. For information relating to the Avastra Ltd employee option plan, including details of options issued, exercised and lapsed during the financial year and the options outstanding at year-end, refer to Note 28 Share-based Payments.

ii. For information relating to share options issued to key management personnel during the financial year, refer to Note 28 Share-based Payments.

Note 23: Reserves

	Consolidated Entity		Parent Entity	
	2007	2006	2007	2006
	$'000	$'000	$'000	$'000
a. Foreign Currency Translation Reserve The foreign currency translation reserve records exchange differences arising on translation of foreign controlled subsidiaries and loans between members of the group.	(830)	-	-	-
b. Option Reserve The options reserve records items recognised as expenses on valuation of employee share options.	176	-	176	-
	(654)	-	176	-

Note 24: Capital and Leasing Commitments

	Consolidated Entity 2007 $'000	Consolidated Entity 2006 $'000	Parent Entity 2007 $'000	Parent Entity 2006 $'000
a. Finance Lease and Equipment Loan Commitments				
Payable — minimum payments				
— not later than 12 months	719	-	-	-
— between 12 months and 5 years	947	-	-	-
— greater than 5 years	-	-	-	-
Minimum payments	1,666	-	-	-
Less future finance charges	(194)	-	-	-
Present value of minimum payments	1,472	-	-	-
b. Operating Lease Commitments				
Non-cancellable operating leases contracted for but not capitalised in the financial statements				
Payable — minimum lease payments				
— not later than 12 months	1,535	-	-	-
— between 12 months and 5 years	3,984	-	-	-
— greater than 5 years	3,368	-	-	-
	8,887	-	-	-
c. Other Commitments				
Expenditure commitments contracted for:				
Corporate and Mergers & Acquisitions advisory services	1,484	-	1,484	-
	1,484	-	1,484	-
Payable:				
— not later than 12 months	636	-	636	-
— between 12 months and 5 years	848	-	848	-
— greater than five years	1,484	-	1,484	-

Note 25: Contingent Liabilities and Contingent Assets

Contingent Liabilities

Earn-out amounts - Sleepwell Partners, LLC
In accordance with the Purchase Agreement to acquire 100% of the interests in Sleepwell Partners, LLC, the consolidated entity is committed to pay 15% of actual gross cash receipts over 3 years from the date of acquisition. Payments will be made on a quarterly basis and only when EBITDA of Sleepwell Partners, LLC is positive, and only up to 50% of that positive EBITDA. As payments are made they will be charged to the investment in Sleepwell Partners, LLC. No earn-out amounts have been brought to account in the 2007 financial report as they can not be reliably measured.

Note 26: Segment Reporting

Primary Reporting — Business Segments

The consolidated entity has the following business segments:

- Clinical studies
- Research studies
- Medical equipment sales

	Clinical studies	Research studies	Medical equipment sales	Corporate overhead / Unallocated	Consolidated
Year ended 30 June 2007	$'000	$'000	$'000	$'000	$'000
External sales	6,645	5,130	1,222	-	12,997
Other revenue	-	-	-	349	349
Total revenue	6,645	5,130	1,222	349	13,346
Segment result (before finance costs)	848	1,139	202	(4,233)	(2,044)
Finance costs				(456)	(456)
Profit before income tax					(2,500)
Income tax expense					465
Profit after income tax					(2,035)
Segment assets	4,532	3,124	1,242	-	8,898
Unallocated assets				37,799	37,799
Total assets					46,697
Segment liabilities	1,654	190	469	-	2,313
Unallocated liabilities				24,399	24,399
Total liabilities					26,712
Acquisitions of non-current segment assets	93	34	-	2,423	2,550
Depreciation and amortisation of segment assets	81	91	25	36	233
Other non-cash segment expenses	-	-	-	-	-

Secondary Reporting — Geographical Segments

The consolidated entity's business segments are located in the United States and corporate operations are ocated in Australia.

	Segment Revenues from External Customers		Carrying Amount of Segment Assets		Acquisitions of Non-current Segment Assets	
	2007 $'000	2006 $'000	2007 $'000	2006 $'000	2007 $'000	2006 $'000
Geographical location:						
United States	12,997	-	41,324	-	29,420	-
Australia	24	325	5,373	3,945	3	13
	13,021	325	46,697	3,945	29,423	13

Accounting Policies

Segment revenues and expenses are those directly attributable to the segments and include any joint revenue and expenses where a reasonable basis of allocation exists. Segment assets include all assets used by a segment and consist principally of cash, receivables, inventories, intangibles and property, plant and equipment, net of allowances and accumulated depreciation and amortisation. While most such assets can be directly attributed to individual segments, the carrying amount of certain assets used jointly by two or more segments is allocated to the segments on a reasonable basis. Segment liabilities consist principally of payables, employee benefits, accrued expenses, provisions and borrowings. Segment assets and liabilities do not include deferred income taxes.

Intersegment Transfers

Segment revenues, expenses and results include transfers between segments. The prices charged on intersegment transactions are the same as those charged for similar goods to parties outside of the consolidated entity at an arms length. These transfers are eliminated on consolidation.

Note 27: Cash Flow Information

	Note	Consolidated Entity		Parent Entity	
		2007	2006	2007	2006
		$'000	$'000	$'000	$'000
a. Reconciliation of Cash Flow from Operations with Profit after Income Tax					
Profit after income tax		(2,035)	(3,000)	(2,803)	(3,000)
Non-cash flows in profit					
Amortisation		-	100	-	100
Depreciation		233	74	1	74
Net loss/(gain) on disposal of property, plant and equipment		22	28	12	28
Share options expensed		176	-	176	-
Share based payments		1,951	-	1,831	-
Impairment write down		-	734	-	734
Changes in assets and liabilities, net of the effects of purchase and disposal of subsidiaries					
(Increase)/decrease in trade and term receivables		1,387	(93)	-	(93)
(Increase)/decrease in other receivables		653	-	56	-
(Increase)/decrease in prepayments		(317)	-	51	-
(Increase)/decrease in inventories		(151)	-	-	-
Increase/(decrease) in trade payables and accruals		792	100	68	100
(Increase)/decrease in other payables		(962)	-	(52)	-
(Increase)/decrease in income taxes payable		254	-	-	-
Increase/(decrease) in deferred taxes		(712)	-	(430)	-
Increase/(decrease) in provisions		98	-	(3)	-
Increase/(decrease) in foreign currency translation reserve		(829)	-	-	-
Cash flow from operations		560	(2,057)	(1,093)	(2,057)

b. Acquisition of Entities

The cash payments made for the acquisition of businesses during the year are explained as follows:

	Note	Consolidated 2007	Consolidated 2006	Parent 2007	Parent 2006
Total consideration for acquired businesses	13	26,986	-	-	-
Costs of acquisitions		2,691	-	-	-
Less: cash in acquired businesses		(2,138)	-	-	-
Less: deferred consideration payable - current		(5,272)	-	-	-
Less: deferred consideration payable - non-current		(10,575)	-	-	-
Less: consideration satisfied by the issue of shares		(2,760)	-	-	-
Cash flow on acquisition net of cash acquired		8,932	-	-	-
Costs of acquisitions not yet completed		88	-	-	-
Payments for acquisition of businesses		9,020	-	-	-

c. Non-cash Financing and Investing Activities

Share issues

5,000,000 ordinary shares were issued at $0.20 as part of the consideration for the purchase of Pacific Sleep Medicine Services, Inc. based on the assumed share price on the day the acquisition was completed.

810,000 ordinary shares were issued at $0.54 as part of the consideration for the purchase of Sleepwell Partners, LLC. based on the last share price quoted on the day the acquisition was completed.

150,000 ordinary shares were issued at $0.58 as part of the consideration for the purchase of PDX Sleep Solutions, LLC. based on the last share price quoted on the day the acquisition was completed.

720,000 ordinary shares were issued at $0.70 as part of the consideration for the purchase of California Sleep Solutions, LLC, based on the last share price quoted on the day the acquisition was completed.

1,150,000 ordinary shares were issued with a fair value of $685,000 as part of the consideration for the purchase of the somniSleep Group based on the share price when the shares were issued.

Note 27: Cash Flow Information (continued)

	Consolidated Entity		Parent Entity	
	2007	2006	2007	2006
	$'000	$'000	$'000	$'000
d. Credit Standby Arrangements with Banks				
Line of Credit facility (US$500,000)	589	-	-	-
Amount utilised (US$357,000)	421	-	-	-
	168	-	-	-

Interest rates are variable and subject to adjustment.

Note 28: Share-based Payments

The following share-based payment arrangements existed at 30 June 2007:

On 7 December 2006, 500,000 ordinary shares were issued to Dr Mitchell M Rosenberg in accordance with the terms of Dr Rosenberg's consulting agreement, as consideration, in lieu of cash, for the consulting services provided and to be provided by Dr Rosenberg to the company and its subsidiaries. The shares are held in voluntary escrow until the end of each calendar month when one twelfth of the shares are released as services are performed. The deemed issue price for the shares was $0.24 and $120,000 has been recognised as an expense for consulting services.

On 2 February 2007, 500,000 ordinary shares were issued to Orbit Capital Pty Ltd in accordance with the terms of a Placement Mandate Agreement between the company and Orbit Capital Pty Ltd, as consideration, in lieu of cash, for the consulting services provided and to be provided by Orbit Capital Pty Ltd and for the purpose of providing incentive for superior performance in the services provided by Orbit Capital Pty Ltd. The shares are held in voluntary escrow until the end of each calendar month when one twelfth of the shares are released as services are performed. The deemed issue price for the shares was $0.58 and $290,000 has been recognised as an expense for consulting services.

On 16 March 2007, 2,000,000 ordinary shares were issued to Stanmore Capital Partners, LLC as consideration for past services rendered including the creation and implementation of a new business strategy, the development of the business plan and assisting in the day to day management of the group. The deemed issue price for the shares was $0.61 and $1,220,000 has been recognised as an expense for consulting services.

On 11 September 2006, 2,450,000 share options were granted to directors to accept ordinary shares with no exercise price, as consideration for past work performed in the absence of a permanent managing director. The options were exercisable within one month of issue, held no voting or dividend rights and were not transferable. All options have been exercised and, based on a deemed fair value of $0.20 per option, $490,000 has been recognised as an expense for Directors fees.

On 16 March 2007, shareholders approved the establishment of the Avastra Ltd Employee Option Plan. All employees of the group, and any other person determined by the Board, are entitled to participate in the plan. The terms and conditions of options offered or granted under the plan are determined by the Board and include the number of options, the exercise price, option term, exercise conditions, vesting conditions, forfeiture conditions and any rights attaching to shares in respect of which the options are exercisable.

On 27 March 2007, 950,000 share options were granted to consultants and a director to accept ordinary shares with no exercise price. The options are exercisable after 12 to 24 months subject to vesting conditions of the group achieving quarterly revenue targets. The options expire on the earlier of 2 years from vesting or 5 years from issue. The options hold no voting or dividend rights. At balance date none of these share options have been exercised.

On 2 April 2007, 80,000 share options were granted to former employees under the Avastra Ltd Employee Option Plan to take up ordinary shares at an exercise price of $0.20 each. The options can be exercised any time before 23 March 2010, hold no voting or dividend rights and are not transferable without prior consent of the Board. At balance date none of these share options have been exercised.

On 25 May 2007, 500,000 share options were granted to an employee under the Avastra Ltd Employee Option Plan to take up ordinary shares at exercise prices of $0.35, $0.70 and $1.05. The options are exercisable after 12 to 36 months subject to vesting conditions of the group achieving quarterly earnings per shares targets. The options expire on the earlier of 2 years from vesting or 5 years from issue. They hold no voting or dividend rights and are not transferable without prior consent of the Board.

Note 28: Share-based Payments (continued)

All options granted to key management personnel confer a right to be issued one ordinary share in Avastra Ltd for every option held.

	Consolidated Group			
	2007		2006	
	Number of Options	Weighted Average Exercise	Number of Options	Weighted Average Exercise
Outstanding at the beginning of the year	3,988,506	$1.133	1,833,906	$2.105
Granted	3,980,000	$0.092	2,155,000	$0.330
Exercised	(2,475,000)	$0.002	-	-
Expired	(1,513,506)	$2.300	(400)	$150.000
Outstanding at year-end	3,980,000	$0.352	3,988,506	$1.133
Exercisable at year-end	2,530,000	$0.415	3,988,506	$1.133

There were 2,475,000 options exercised during the year ended 30 June 2007. These options had a weighted average share price of $0.002 at exercise date.

The options outstanding at 30 June 2007 had a weighted average exercise price of $0.352 and a weighted average remaining contractual life of 2.6 years. Exercise prices range from $0.00 to $1.05.

The weighted average fair value of the options granted during the year was $0.31.

This fair value was calculated by using a binomial option pricing model applying the following inputs:

Weighted average exercise price	$0.09
Weighted average life of the option	3 years
Underlying share price	$0.37
Expected share price volatility	37.50%
Expected dividend rate	0.00%
Risk free interest rate	6.00%

Historical volatility has been the basis for determining expected share price volatility as it is assumed that this is indicative of future tender, which may not eventuate.

The life of the options is based on the historical exercise patterns, which may not eventuate in the future.

Included under employee benefits expense in the income statement is $666,000 (2006: nil), and relates, in full, to equity-settled share-based payment transactions.

Note 29: Events After the Balance Sheet Date

a. On 27 July 2007, the Group acquired 100% of the issued capital of Complete Sleep Analysis, LLC, a sleep centre business in Arizona, United States, for a purchase consideration of $173,300 satisfied by the issue of 60,000 ordinary shares at an issue price of $0.595 each and the payment of US$122,000. The issue price was based on the market price on date of purchase. Further cash payments of up to US$100,000 may be made over 3 years after completion dependant on Complete Sleep Analysis, LLC achieving certain earnings targets. The financial effect of this transaction has not been brought to account in the 2007 financial report.

b. The financial report was authorised for issue by the board of directors on 27 September 2007.

Note 30: Related Party Transactions

Transactions between related parties are on normal commercial terms and conditions no more favourable than those available to other parties unless otherwise stated.

Transactions with related parties:

a. **Subsidiary Companies**

At balance date an intercompany receivable balance existed between Avastra Ltd and its wholly owned subsidiary, AvastraUSA, Inc. The balance represents the provision of working capital in order to operate and acquire sleep centre businesses. The intercompany receivable balance at any point in time is interest bearing and repayable on demand. At 30 June 2007 the amount owed to the company by its subsidiary was $14,891,000.

b. **Other Related Parties**

In September 2006 Avastra Ltd entered in to a 3 year agreement with US-based corporate advisors, Stanmore Capital Partners, LLC, to act as advisors in connection with growth strategies, fund raising, acquisitions and operational matters. Under this agreement the advisors' compensation consists of a monthly retainer and success fees.

During the year Stanmore Capital Partners, LLC, including its principals, employees, subcontractors and advisors, received a total of $2,042,000 in cash remuneration for activities relating to acquisitions to the value of $27 million, fundraising of $15 million, securing sleep medicine service contracts and market advice to the board of directors. $738,000 remains payable at year end. Further, shares to the value of $1,220,000 were issued as consideration for work performed prior to the change in direction of the company including the creation and implementation of the new business strategy. Former directors Mr Michael Dalsin and Mr Roger Greene are the principals of Stanmore Capital Partners, LLC, and remain related parties for 6 months after their resignation as directors of the company. Services were provided on normal commercial terms.

	Consolidated Group		Parent Entity	
	2007	2006	2007	2006
	$'000	$'000	$'000	$'000
Other Related Parties	4,000	398	4,000	398

c. **Key Management Personnel**

Information regarding individual directors and senior executives compensation is provided in the Remuneration Report section of the Directors' Report and Note 7. Apart from the details disclosed in this note, no director has entered into a material contract with the Company or the consolidated group since the end of the previous financial year and there were no material contracts involving directors' interests existing at year-end.

Note 31: Financial Instruments

a. **Financial Risk Management**

The group's exposure to market risk for changes in interest rates relates primarily to the group's cash and deposits but also to the group's debt. At 30 June 2007 100% of group debt is fixed. For further details on interest rate risk refer to Note 31(b)(i).

Foreign currency risk

The group is exposed to fluctuations in foreign currencies arising from the sale and purchase of goods and services in currencies other than the group's measurement currency.

Liquidity risk

The group manages liquidity risk by monitoring forecast cash flows and ensuring that adequate unutilised borrowing facilities are maintained.

Credit risk

The maximum exposure to credit risk, excluding the value of any collateral or other security, at balance date to recognised financial assets, is the carrying amount, net of any provisions for impairment of those assets, as disclosed in the balance sheet and notes to the financial statements.

The consolidated group does not have any material credit risk exposure to any single receivable or group of receivables under financial instruments entered into by the consolidated entity.

Note 31: Financial Instruments (continued)

b. **Financial Instruments**

i. **Interest Rate Risk**

The group's exposure to interest rate risk, which is the risk that a financial instrument's value will fluctuate as a result of changes in market interest rates and the effective weighted average interest rates on classes of financial assets and financial liabilities, is as follows:

	Weighted Average Effective Interest Rate	Floating Interest Rate $000's	Fixed Interest Rate Maturing: Within 1 Year $000's	Within 1 to 5 Years $000's	Over 5 Years $000's	Non-Interest Bearing $000's	Total $000's
Year ended 30 June 2007							
Financial Assets:							
Cash and cash equivalents	3.50%	5,838	-	-	-	2,225	8,063
Receivables	-	-	-	-	-	6,759	6,759
Total Financial Assets		5,838	-	-	-	8,984	14,822
Financial Liabilities:							
Bank loans and overdrafts	8.25%	-	421	-	-	-	421
Trade and sundry payables	-	-	-	-	-	2,044	2,044
Lease liabilities and equipment loans	8.37%	-	717	947	-	2	1,666
Deferred consideration payable to vendors of acquired businesses	-	-	-	-	-	15,863	15,863
Total Financial Liabilities		-	1,138	947	-	17,909	19,994
Year ended 30 June 2006							
Financial Assets:							
Cash and cash equivalents	5.30%	3,550	-	-	-	196	3,746
Receivables	-	-	-	-	-	89	89
Total Financial Assets		3,550	-	-	-	285	3,835
Financial Liabilities:							
Trade and sundry payables	-	-	-	-	-	168	168
Total Financial Liabilities		-	-	-	-	168	168

iii. **Net Fair Values**

The net fair values of:

— Deferred consideration payable to vendors of acquired businesses is determined by discounting the cash flows, at the relevant three year US government bond rate plus a margin of 2.00% at the time of acquiring the businesses, to their present value.

— All other assets and other liabilities approximate their carrying value.

No financial assets and financial liabilities are readily traded on organised markets in standardised form.

Aggregate net fair values and carrying amounts of financial assets and financial liabilities at balance date:

	2007 Carrying Amount $000's	2007 Net Fair Value $000's	2006 Carrying Amount $000's	2006 Net Fair Value $000's
Financial Assets				
Cash and cash equivalents	8,063	8,063	3,746	3,746
Receivables	6,759	6,759	89	89
	14,822	14,822	3,835	3,835
Financial Liabilities				
Bank loans and overdrafts	421	421	-	-
Trade and sundry payables	2,044	2,044	168	168
Lease liabilities and equipment loans	1,666	1,666	-	-
Deferred consideration payable to vendors of acquired businesses	17,559	15,863	-	-
	21,690	19,994	168	168

Fair values are materially in line with carrying values. Discount rates between 6.43% and 6.97% have been applied to deferred consideration payable to determine fair value.

Note 32: Company Details

The registered office of Avastra Ltd is:
Level 7, 360 Queen Street, Brisbane QLD 4000, Australia

The principal place of business of AvastraUSA, Inc is:
17780 Fitch Street, Suite 240, Irvine, CA 92614, United States

AVASTRA LTD ABN 47 094 446 803 and CONTROLLED ENTITIES
DIRECTORS' DECLARATION
FOR THE YEAR ENDED 30 JUNE 2007

The directors of the company declare that:

(a) The financial statements and notes set out on pages 11 to 39 are in accordance with the Corporations Act 2001 and:

(i) comply with Accounting Standards and the Corporations Regulations 2001; and

(ii) give a true and fair view of the financial position as at 30 June 2007 and the performance for the year ended on that date of the company and the consolidated group;

(b) The Chief Financial Officer has declared that:

(i) the financial records of the company for the financial year have been properly maintained in accordance with section 286 of the Corporations Act 2001;

(ii) the financial statements and notes for the financial year comply with the Accounting Standards; and

(iii) the financial statements and notes for the financial year give a true and fair view;

(c) in the directors' opinion, there are reasonable grounds to believe that the company will be able to pay its debts as and when they become due and payable.

This declaration is made in accordance with a resolution of the board of directors.

Dr Mitchell Rosenberg
Executive Chairman

Brisbane, 27 September 2007

INDEPENDENT AUDITOR'S REPORT
To the members of Avastra Ltd

Report on the Financial Report
We have audited the accompanying financial report of Avastra Ltd (the company), which comprises the balance sheets as at 30 June 2007, and the income statements, statement of changes in equity and cash flow statement for the year ended on that date, a summary of significant accounting policies and other explanatory notes and the directors' declaration of the consolidated entity comprising the company and the entities it controlled at the year's end or from time to time during the financial year.

As permitted by the Corporations Regulation 2001, the company has disclosed information about the remuneration of directors and executives ("remuneration disclosures"), as required by Australian Accounting Standard AASB 124 Related Party Disclosures, under the heading Remuneration Report on pages 5-8 of the Directors' Report and not in the financial report. We have audited the remuneration disclosures on pages 5-8 of the Directors' Report.

Directors' Responsibility for the Financial Report and the AASB 124 Remuneration Disclosures Contained in the Directors' Report
The directors of the company are responsible for the preparation and fair presentation of the financial report in accordance with Australian Accounting Standards (including the Australian Accounting Interpretations) and the *Corporations Act 2001*. This responsibility includes designing, implementing and maintaining internal control relevant to the preparation and fair presentation of the financial report that is free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

In Note 1, the directors also state, in accordance with Australian Accounting Standard AASB 101 Presentation of Financial Statements, that compliance with the Australian equivalents to International Financial Reporting Standards ensures that the financial report, comprising the financial statements and notes, complies with International Financial Reporting Standards.

The directors of the company are responsible for the remuneration disclosures contained in the Directors' Report.

Auditor's Responsibility
Our responsibility is to express an opinion on the financial report based on our audit. We conducted our audit in accordance with Australian Auditing Standards. These Auditing Standards require that we comply with relevant ethical requirements relating to audit engagements and plan and perform the audit to obtain reasonable assurance whether the financial report is free from material misstatement. Our responsibility is to also express an opinion on the remuneration disclosures contained in the Directors' Report based on our audit.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial report. The procedures selected depend on the auditor's judgement, including the assessment of the risks of material misstatement of the financial report, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial report in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the directors, as well as evaluating the overall presentation of the financial report and the remuneration disclosures contained in the Directors' Report.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Independence
In conducting our audit, we have complied with the independence requirements of the *Corporations Act 2001*. We confirm that the independence declaration required by the *Corporations Act 2001*, was provided to the directors of Avastra Ltd on the same date as the auditor's report.

AUDITOR'S OPINION

In our opinion:

(a) the financial report of Avastra Ltd is in accordance with the Corporations Act 2001, including:

(i) giving a true and fair view of company and consolidated entity's financial position as at 30 June 2007 and their performance for the year ended on that date; and

(ii) complying with Australian Accounting Standards (including the Australian Accounting Interpretations) and the Corporations Regulations 2001.

(b) the financial report also complies with International Financial Reporting Standards as disclosed in Note 1.

In our opinion, the remuneration disclosures on pages 5-8 of the Directors' Report comply with Australian Accounting Standard AASB 124 Related Party Disclosures.

Signed at Brisbane, 27 September 2007

William Buck.

WILLIAM BUCK
Chartered Accountants

D W LANGDON
Partner

AVASTRA

Company Announcement

4 October 2007

Avastra Ltd (ASX: AVS): Pacific Northwest Hub

On September 14, 2007 Avastra announced that it was in advanced discussions to finance a series of sleep centres that would act as a new hub. Avastra remains optimistic that the transaction will proceed.

To provide additional detail, the new hub would be the Pacific Northwest, based in Seattle, Washington. Dr. Ralph Pascualy, who previously served as the medical director of the Swedish Medical Sleep Centre, would serve as the president of the hub once started. After starting the Pacific Northwest hub, Dr. Pascualy would also assist Avastra in attracting additional premier sleep medicine providers and advise on other strategic issues. Dr. Pascualy has previously served on the Scientific Advisory Board for ResMed Inc.

By Order of the Board.

For further information contact Simon Mitchell, Executive Director, on +61 7 3120 0637.

Avastra Ltd ABN 47 094 446 803
Level 7, 360 Queen Street, Brisbane QLD 4000 AUSTRALIA
GPO Box 744, Brisbane QLD 4001 AUSTRALIA
phone: (61) 7 3120 0633, fax: (61) 7 3120 0639
info@avastra.com www.avastra.com

AVASTRA

"Leveraging Our Current Sleep Assets into New Growth Opportunities"

Dr. Mitchell Rosenberg - Executive Chairman
October 1, 2007

Business Description

Avastra has 25 existing sleep centres and plans to open an additional 6 centres within 6 months. Avastra services the market with over 275 beds with the following **revenue lines:**

1. **Research Trials Services –** a medically supervised service provided to pharmaceutical companies looking for FDA approval of a sleep drug where the pharmaceutical company pays AVS US$12,000 to US$50,000 per patient to execute a phase II or phase III trial
2. **Clinical Diagnostics –** a technician attended sleep study where health insurance companies pay US$600 to US$1,000 per night to diagnose a using equipment built into the laboratory
3. **CPAP Set Up** – a service to set up a patient on a CPAP machine (for patients with apnea) where health insurance companies pay US$800 to US$3200 per machine set up by Avastra employed respiratory therapists
4. **Ambulatory Services –** an unattended sleep study where health insurance companies pay US$350 to US$650 per night to diagnose a patient in their own house using portable equipment

A key strategy of Avastra is to integrate all revenue lines within each centre.

To date, Avastra has already had success in integrating these revenue lines into existing centres on the West Coast

AVASTRA

Avastra Vision

Avastra Aims to be the Largest and Highest Quality Provider of Sleep Diagnostic, Therapeutic and Research Services in the United States

In order to achieve this vision, Avastra must establish ***a nationwide footprint*** in the United States. Avastra has a two pronged growth strategy:

1. **Current Approach** – Acquisition of stand alone, profitable 'hub' businesses (sleep centres with clinical trial capability and revenue) and 'spoke' centres

   Avastra has already successfully acquired 2 hub businesses, expects to soon acquire a third hub, has acquired 5 spoke businesses and has 5 hub businesses under negotiation

2. **New, Added Approach** - Greenfield partnerships to transform large academic centres into a 'hub' businesses. These institutions have existing patients, contracts and physician relationships

   Avastra is entering into 1 binding agreement for a hub and is in discussions with 3 others

REVENUE SYNERGIES FROM ACQUISITIONS AND GREENFEILDS:

Avastra increases revenues by "spreading" revenue types and trial protocols across each company in the footprint

AVASTRA

Avastra and the Sleep Service Market Today

The Market - $2B market; growth estimated to be 20%+ per year for the last 10 years; Highly fragmented market with over 1100 companies and over 400 academic institutions serving the market; Sleep tests are required in US to diagnose and treat more than 80 sleep disorders, including sleep apnea

Avastra is the only public company exclusively focused on the sleep services and clinical trial market

Avastra Ltd - Starting Dec. 06, has acquired and integrated 6 sleep centre businesses reporting positive cash flow Jan 07 – Jun 07 of $2.7 million

- 2 'Hub' businesses which have all lines of revenue
- 5 'Spoke' businesses which had only 1-2 lines of revenue

Currently, Avastra

- The second largest stand alone sleep centre company in the US
- The largest company offering sleep clinical trails services in the US
- Has revenue run rate of $40 million
- Employs (or has medical contracts) with 25 Board Certified sleep doctors

AVASTRA

Sleep Centres Currently Owned and Centres under Advanced Discussion/Negotiations


United States
CANADA
Hudson Bay
RUS.
AK
CAN.
Pacific Ocean
HI
WA
OR
ID
MT
ND
SD
MN
WI
MI
WY
NE
IA
NV
UT
CO
UNITED STATES
KS
MO
IL
IN
OH
WV
VA
KY
TN
NC
SC
GA
AL
MS
AR
OK
LA
TX
NM
AZ
FL
ME
VT
NH
MA
RI
CT
NY
NJ
PA
MD
DE
Washington, D.C.
Ottawa
Atlantic Ocean
Pacific Ocean
Northern Mariana Islands
Guam
American Samoa
MEXICO
Gulf of Mexico
U.S. Virgin Islands
Puerto Rico
Acquire Hub business

★ Hub business acquired or LOI
✧ Transforming academic into hub business
✦ Acquired spoke
● Planned greenfield expansions for hub
△ Hub business acquisition/academic transformation in advanced negotiations

Market Growth Strategy – New Approach

New Approach – Transformation of existing academic-based centres into a "hub" business

Opportunity for Avastra - Over 400 existing academic centres have:

- A long track record of medical excellence in the community
- A large patient database for research
- Well known sleep doctors and standing in the community to drive referrals from G.P.s
- Established contracts with insurance companies and established patient base

Opportunity for Academic Centres – Avastra provides leverage to reach goals

- Nationwide database increases research opportunities as well as more efficient subject recruitment. Regulatory schemes for performing clinical research in hospitals are slow and complicated
- Increased prestige and standing. An association with large and prestigious nationwide medical group for complicated sleep cases increases prestige and standing of academic centre
- Access to the nationwide footprint for ambulatory studies
- Ability to monitor and increase compliance by having AVS set up CPAP devices instead of a DME company which does not monitor or specialize in sleep

Typical Deal Structure Benefits Avastra – Structure is set up as "re-starting" the centre as a business

- "Re-starting" the institutional centre as a "for-profit" business requires less up front capital than an traditional acquisition.
- "Earn-out" payments to doctors and the institution are made after profit performance demonstrated
- The business will be made more efficient as a specialised business, saving costs
- One-time bonus payment to the doctors once a 12 month EBIT target is achieved aids in adjusting the culture from institutional to "for-profit".

Market Growth Strategy – Existing Approach

Existing Approach – Acquisition of established, profitable 'hub' or 'spoke' business

Since May 2006, Avastra has (with the services of Stanmore Capital):

- Identified over 300 profitable, established stand alone centres as potential acquisition targets, including more *than 20 hub businesses (which comprises the majority of the available market)*
- Signed non disclosure agreements with over 50 profitable, established stand alone centre businesses, including
  - *12 hub businesses*
- Closed 2 and about to close one more hub businesses
- Closed 5 spoke businesses
- Signed 1 spoke LOI that is expected to close soon
- Is in advanced negotiations with a further 6 hub businesses (not all of these deals are expected to advance to LOI)

Avastra has a strong pipeline of hub acquisition targets which can be acquired to finalise the nationwide footprint

AVASTRA

Internal Growth Strategy

Revenue Growth Strategy:

Avastra will find revenue growth through:

1. Improving lines of revenue at the 'hub' level.
   a. Each 'hub' business excels in obtaining certain types of clinical trials. Avastra can "share" these trials across all 'hub' businesses increasing revenues at the hub level.
   b. A special focus on CPAP sales and supply, an area where 'hub' businesses generally do not focus, increases sales

2. Bringing clinical trails into the 'spokes'
   a. Once a 'spoke' is started or acquired, Avastra has mastered the process of improving the business with the ability to execute clinical trails
   b. The 'spoke' business can then use its established patient database to recruit research subjects.

3. Operating in a fast growing market as a dominant, high quality company drives more referrals

AVASTRA

Company Overview From Relisting to October 2008 (10 months)

- **On 29 August 2006 Shareholders approved change activities to sleep services**
- *Acquired PSM (So. Cal.); December 06 as "hub" business and relisted*
- *Acquired SleepWell and PDX (Oregon and Utah); Jan and Feb 07 as "spoke" businesses – successfully transferred clinical trail capability to spoke*
- *Acquired Ca Sleep (Sacramento, CA); May 07 as "spoke" business*
- *Acquired somniGroup (6 states in mid-west); June 07 as "hub" business*
- *Acquired Complete Sleep (Arizona); July 07 as a "spoke" business*
- *LOI for (New York/Florida) hub, expected to sign and close October 07*
- *Signing binding agreement to transform academic centre to hub; Close October 07 into 'hub' business*
- *Signed LOI for Los Angeles "spoke"; August 2007*
- *In advanced discussions with 2 additional academic-based hubs*
- *In substantive negotiations with 6 additional hub businesses (AVS does not expect to close all 6 deals)*
- Appointed Dr. Mitchell Rosenberg as Executive Chairman to drive integration and enhance revenue lines
- The west coast "Hub" has successfully opened additional revenue streams into spoke businesses increasing revenues and EBITDA
- Achieved operational efficiencies through centralised management and back office functions
- Large pipeline of acquisitions/potential academic transformations will result in substantial growth in profits and revenues over the next 3 years

AVASTRA

AVASTRA

For personal use only

Company Announcement

21 September 2007

Avastra Ltd (ASX: AVS): Dr Mitchell Rosenberg appointed Executive Chairman

Avastra is pleased to announce the appointment of Dr. Mitchell Rosenberg as Executive Chairman of the company.

Dr. Rosenberg said, "Since Avastra's first acquisition of Pacific Sleep Medicine 10 months ago, the company has grown from a revenue run rate of $18 million to a revenue run rate of about $50 million including all eight acquisitions planned and executed. As these profitable companies have been brought into Avastra the Board recognises the need to spend significant time and resources ensuring that the culture of each acquisition is successfully integrated into the group. We also need to ensure we continue to enhance our overall profitability and performance. As I examine our pipeline of acquisitions, as well as new and exciting opportunities to start-up sleep centres in certain areas, I recognise that this is a crucial period in terms of Avastra's evolution and growth. To realise our vision of becoming the largest and highest quality provider of sleep diagnosis, treatment and research services in the USA, my transition into the position of Executive Chairman was appropriate so that I could be more fully involved in the company and guide its strategic direction and profitable growth."

Dr. Rosenberg has a long and successful track record in companies which have grown by acquisitions. Dr. Rosenberg received his Ph.D. under the tutelage of Peter Drucker at the Claremont University. In addition, he served in an executive capacity for large American banks such as Washington Mutual Inc., with $33 billion in market capitalisation and American Savings Bank, a company acquired by Washington Mutual, Inc., where he oversaw the integration of dozens of acquisitions. He has also consulted with a number of prestigious multi-billion dollar private equity funds in the area of acquisition integration.

Dr. Rosenberg will be coming to Australia in early October to meet with retail brokers and institutional investors.

For further information contact Simon Mitchell, Executive Director on +61 7 3120 0637

Avastra Ltd ABN 47 094 446 803
Level 7, 360 Queen Street, Brisbane QLD 4000 AUSTRALIA
GPO Box 744, Brisbane QLD 4001 AUSTRALIA
phone: (61) 7 3120 0633, fax: (61) 7 3120 0639
info@avastra.com www.avastra.com

AVASTRA

Company Announcement

14 September 2007

Avastra Ltd (ASX: AVS): Avastra in startup discussions for Fourth Hub.

Avastra is in exclusive and advanced discussions with industry renowned sleep doctors to start-up a 'hub' group of sleep centres in a large US city.

Avastra is pleased to announce it is in exclusive and advanced discussions with a group of well-known sleep doctors to start a series of sleep centres that would act as a hub of a major region in the United States. These sleep centres would be equipped and staffed to offer sleep diagnostics, clinical trial research and CPAP sales.

While Avastra has chosen to acquire 'hub' sleep laboratories to date, a green field model allows Avastra to outlay less capital and substantially increase its return on equity. It should be noted that this is a rare opportunity and Avastra expects that further 'hub' opportunities will be through acquisition.

For the past 10 years, the doctors and their staff have operated a 'hub' style sleep centre at the largest and most prestigious hospital in the region. The hospital has formally agreed to exit the business and aid the doctors in transferring to a new site within the next 6 months. This new centre will be located on the hospital campus near the soon to close hospital based facility.

The sleep doctors have chosen to work with Avastra in order to continue to dominate the region in delivering high quality sleep services and equipment. It is expected, as part of the agreement, that there will be a seamless transition from the closure of the hospital sleep centre and the opening of the Avastra sleep centre on the hospital campus.

During the period of June 2006 to June 2007, the doctors consulted over 13,000 patients in their current facility. The doctors expect that similar patient volumes and revenue will be achieved in the new centre. It is also expected that the start-up will cost approximately $1m and will be cash flow positive much sooner than a typical green field.

The exclusivity period of these discussions is through October 2007. If the agreement is finalised, Avastra will provide details of the start-up costs, performance-based share issues to the doctors, timing of the opening and the expected cash flow.

By Order of the Board.

For further information contact Simon Mitchell, Executive Director on +61 404 859 485.

Avastra Ltd ABN 47 094 446 803
Level 7, 360 Queen Street, Brisbane QLD 4000 AUSTRALIA
GPO Box 744, Brisbane QLD 4001 AUSTRALIA
phone: (61) 7 3120 0633, fax: (61) 7 3120 0639
info@avastra.com www.avastra.com

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

AVASTRA LTD

ABN

47 094 446 803

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully paid ordinary shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	32,264 fully paid ordinary shares
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Fully paid ordinary shares.

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	Nil
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	A further 32,264 fully paid ordinary shares have been issued as part consideration for the acquisition of Sleepwell Partners, LLC. Up to a further 70,043 shares may be issued. The issue of these shares was approved by shareholders on 15 June 2007.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	7 September 2007

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
101,825,603	Ordinary shares

9 Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
320,000	Series 3 options exercisable at $1.00 before 21 January 2008
130,000	Staff options exercisable at $0.20 before 2 October 2008
2,000,000	Options exercisable at $0.25 and $0.40 before 26 October 2008
4,600,000	Options exercisable at $0.00 with various vesting dates, conditions and expiry dates.
1,580,000	ESOP Options with various exercise prices, vesting conditions and expiry dates.

10 Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)

Part 2 - Bonus issue or pro rata issue

11 Is security holder approval required?

12 Is the issue renounceable or non-renounceable?

13 Ratio in which the +securities will be offered

14 +Class of +securities to which the offer relates

15 +Record date to determine entitlements

16 Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?

+ See chapter 19 for defined terms.

17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will **not** be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	

28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	N/A
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) [√] Securities described in Part 1

(b) [ ] All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	N/A
39	Class of +securities for which quotation is sought	N/A
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	N/A

41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	N/A

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
  - An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

    Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty
  - Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
  - We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.
  - If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the

+ See chapter 19 for defined terms.

Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... (Company Secretary)

Date: 7 September 2007

Print name: Paul Jobbins

AVASTRA

Investor Presentation and Update

August 30, 2007

AVASTRA

General Overview of Strategy

Overall Market Characteristics

- US$2 billion market for sleep diagnostic services
- Industry growth estimated to be 20%+ per year for the last 10 years
- Highly fragmented market:
  - Over 1100 companies in the industry
  - Avastra is currently the 2nd largest sleep company in terms of revenue
  - The largest sleep company based on geographic footprint (with LOIs)
  - The largest company has less than 5% of market
- No exits for current owners of centres yields favourable pricing
  - US public markets too large for typical business
  - No industry players (Respironics/F&P/ResMed, insurance carriers, DME companies) interested in purchasing centres

Business Strategy

- Acquire "hub" businesses at favourable pricing (5-6x EBITDA). The businesses have 4 lines of revenue:
  - Diagnostic sleep tests, CPAP sales, Clinical Trails, and Ambulatory

  To date, AVS has acquired 2 hubs and has 1 hub under LOI
- Acquire "spoke" business with (typically) 2 lines of revenue (diagnostics and CPAP)

  To date, AVS has acquired 4 spokes and has 1 additional spoke under LOI
- Installed professional management to organize and integrate businesses
- Spread "hub" revenue streams to "spoke" businesses

AVASTRA

AVASTRA

FY 2007 Financials

Revenue for FY 2007

	1st Half Year	2nd Half Year	Fiscal Year 2007
Revenue			
Clinical	735,000	5,910,000	6,645,000
Research	606,000	4,524,000	5,130,000
DME	78,000	1,144,000	1,222,000
Total Revenue	**1,419,000**	**11,578,000**	**12,997,000**

AVASTRA

Profitability for FY 2007

	1st Half Year	2nd Half Year	Fiscal Year 2007
Adjusted NPAT	**(888,000)**	**1,011,000**	**123,000**
*Depreciation, Amortization, Interest, and Taxes**	(406,000)	342,000	(64,000)
Adjusted EBITDA	**(1,294,000)**	**1,353,000**	**59,000**
Less: non-cash loss from share-based payments	(499,000)	(1,571,000)	(2,070,000)
Less: Foreign Exchange charge	-	(124,000)	(124,000)
Core EBITDA	**(1,793,000)**	**(342,000)**	**(2,135,000)**

Core NPAT		**(2,035,000)**

*** Tax Benefit adjusted due to foreign exchange adjustment**

Cash Flow for FY 2007

	1st Half Year	2nd Half Year	Fiscal Year 2007
Receipts from customers	1,186,000	13,857,000	15,043,000
Operating cash flows	**(2,183,000)**	**2,742,000**	**559,000**
Payments for acquisitions of businesses	(1,382,000)	(7,638,000)	(9,020,000)
Net payments for property, plant and equipment	78,000	(408,000)	(330,000)
Investing activities	**(1,304,000)**	**(8,046,000)**	**(9,350,000)**
Proceeds from share issued (after costs)	8,235,000	5,471,000	13,706,000
Repayment of borrowings	(57,000)	(542,000)	(599,000)
Financing Activities	**8,178,000**	**4,929,000**	**13,107,000**
Cash Flow	**4,691,000**	**(375,000)**	**4,316,000**
Cash Balance – June 30, 2007			**8,063,000**

History

- Avastra holds EGM in August 2006 to authorize change in direction toward buying sleep centres; AVS relists in December 2006
- Avastra acquires six established sleep centre businesses
- Avastra signs LOIs for a Hub business in New York and Florida and a spoke business in California
- Avastra recruits and hires senior management to integrate and consolidate the businesses

AVASTRA

Avastra Today

- Since January 2007, Avastra has generated $2,700,000 in positive cash flow
- Avastra has over $8 million in cash on hand
- Avastra plans to use this cash to close the LOIs for a hub business in New York and Florida and a spoke business in California
- With the closing of these LOIs, Avastra has coast-to-coast market coverage
- As of August 30, Avastra is in LOI negotiations with seven sleep centre companies, 2 hubs and 5 spokes

AVASTRA

Financial Highlights of FY 2007

- Avastra had revenues of $12,997,000 in FY07, mostly in the second half of the year. This represents an increase of over 5000% from FY06
- Avastra produced positive operating cash flow of $2.7m in the second half of the year.
- Avastra has adjusted net profit after tax (NPAT) of $122,784
- Avastra has a strong balance sheet with current assets of $15,900,000 with which to acquire more centres

- The major adjustment to NPAT was non-cash share-based payments (SBP) which, because of the re-listing requirements, were made to executives after the share price appreciated significantly, this had a substantial negative effect on NPAT

AVASTRA

Annualised Run Rate Figures including LOI September 2006 – June 2007

	Snapshot September 2006 (EGM)	Snapshot December 2006	Snapshot June 2007	Snapshot Est. October 2007 (including both LOIs)
Annualised run rate Revenues	$ 0	A$18,400,000	A$38,000,000	A$49,000,000

- Annualized Snapshot Revenue figures are based upon trailing 12 months of revenue for each acquired business (even if prior to Avastra ownership), less corporate overhead and other expenses to improve the acquired business. The result is a “run rate” figure for the business assuming no further growth and no further acquisitions. Therefore, full results of acquired companies will not fully impact Avastra’s financials until acquired businesses are owned by Avastra for one year.
- All figures are rounded unaudited annualised run rates.

AVASTRA

Current Business Description

Profile of Currently Owned Centres and Centres under LOI since November 30, 2006

Hub businesses

- **Pacific Sleep Medicine**
  - 7 Board Certified Sleep Doctors
  - 50% of revenues are research (clinical trials)
  - Largest sleep business in California
  - Ambulatory capable
- **The SomniSleep Companies**
  - 3 Board Certified Sleep Doctors
  - 30 % of revenues are research (clinical trials), well known as top research company in the US by drug companies
  - Ambulatory capable
- **New York/ Florida LOI**
  - 3 Board Certified Sleep Doctors
  - 6 centres in New York
  - 2 centres in Florida
  - 10% of revenues are research, growing at over 50% from 06 - 07

Spoke businesses

- **California Sleep Solutions**
  - 1 Board Certified Sleep Doctor planned to hire
  - 40% of revenues from CPAP
  - Research is planned for end of 2007
- **Los Angeles LOI**
  - 2 Board Certified Sleep Doctors
  - 1 large centre in Los Angeles
  - 50% of revenues come from research (clinical trials)
- **Sleep Well**
  - 2 large centres in Oregon and Utah
  - Plan to open additional centre in Oregon
- **Complete Sleep Solutions**
  - 2 centres in Arizona
  - Over 75% of all contracts in the state
- **PDX Sleep Solutions**
  - DME company selling in Oregon in Utah
  - Plan to open additional centre in Oregon

Sleep Centres Currently Owned and Under LOI


United States
CANADA
Hudson Bay
RUS.
AK
CAN.
Pacific Ocean
HI
WA
OR
ID
MT
ND
MN
WI
MI
SD
WY
NV
UT
CO
NE
IA
IL
IN
OH
UNITED STATES
KS
MO
KY
WV
VA
NC
TN
SC
GA
AL
MS
AR
OK
TX
LA
FL
NM
AZ
CA
ME
VT
NH
MA
RI
CT
NJ
DE
MD
PA
NY
Ottawa
Washington, D.C.
Atlantic Ocean
Pacific Ocean
Northern Mariana Islands
Guam
American Samoa
MEXICO
Gulf of Mexico
U.S. Virgin Islands
Puerto Rico
0 250 500 mi
0 250 500 km

★ Hub Business ✧ Spoke Business/Spoke sleep centres (owned by hubs)

AVASTRA

AVASTRA

Acquisition Pipeline

Pipeline of Potential Acquisitions

	Hub sellers (businesses with 3-4 lines of revenues) in negotiations	Spoke sellers (businesses with 1-2 lines of revenues) in negotiations	Qualified sellers in contact but not negotiation	**Total Pipeline**
Total Businesses	12	17	28	**57**
Total trailing 12 months revenues	US$66,000,000	US$25,000,000	US$125,000,000	**$206,000,000**
Total trailing 12 months EBITDA	US$18,000,000	US$5,500,000	US$30,000,000	**$50,500,000**
Total Centres	52	35	110	**197**
Total Beds	230	135	550	**915**

AVS does not intend to close all or even most of these targets
The acquisition strategy is to build a large pipeline which has historically yielded better quality acquisitions at better pricing

AVASTRA

Integration Plan

- <u>Revenue Enhancements:</u>
  - Acquire hub business with 4 lines of revenue
  - Acquire spoke business with 1-2 lines of revenue
  - Start-up spoke lab in area with existing payor contracts
  - **Populate spoke businesses with additional "hub" revenue streams**
- <u>Efficiencies:</u>
  - Centralize billing, contracting, information systems
  - Improve pricing for CPAP procurement with added purchasing power
  - Nationalized marketing for large payor accounts
  - Staffing within geographic regions
  - Standard operating procedures/best practices
  - Human resource administration

AVASTRA

AVASTRA

Summary

Company Overview September 2007- June 2008

- On 29 August 2006 Shareholders approved significant change to nature and scale of Company's activities - focus on sleep disorder diagnostics – US$2B market
- *Acquired PSM; Dec. 07 as "hub" business and relisted*
- *Acquired SleepWell and PDX; Jan and Feb 07 as "spoke" businesses*
- *Acquired Ca Sleep; May 07 as "spoke" business*
- *Acquired Somintech; June 07 as "hub" business*
- *Acquired Complete Sleep; July 07 as a "spoke" business*
- *LOI signed for New York/Florida "hub"; August 2007*
- *LOI signed for Los Angeles "spoke"; August 2007*
- **Avastra plans to close these LOIs with cash-on-hand**

- **Hired professional management (COO, CMO, CFO) to operate, integrate and improve businesses**
- The west coast "Hub" has successfully opened additional revenue streams into spoke businesses increasing revenues and EBITDA
- Achieved operational efficiencies through centralised management and back office functions
- Large pipeline of acquisitions will result in substantial growth in profits and revenues over the next 3 years

Revenue for FY 2007

	1st Half Year	2nd Half Year	Fiscal Year 2007
Revenue			
Clinical	734,513	5,652,061	6,386,574
Research	606,097	4,781,977	5,388,074
DME	79,203	1,143,624	1,222,827
Total Revenue	**1,419,813**	**11,577,662**	**12,997,475**

Profitability for FY 2007

	1st Half Year	2nd Half Year	Fiscal Year 2007
Adjusted NPAT	**(887,807)**	**1,010,591**	**123,784**
*Less: Depreciation, Amortization, Interest, and Taxes**	406,115	(342,499)	63,616
Adjusted EBITDA	**(1,293,922)**	**1,353,090**	**59,168**
Less: non-cash loss from share-based payments	499,139	1,571,465	2,070,603
Less: Foreign Exchange charge	-	123,987	123,987
Core EBITDA	**(1,793,061)**	**(342,362)**	**(2,135,422)**

Core NPAT			**(2,034,610)**

*** Tax Benefit adjusted due to foreign exchange adjustment**

Cash Flow for FY 2007

	1st Half Year	2nd Half Year	Fiscal Year 2007
Receipts from customers	1,186,000	13,857,000	15,043,000
Operating cash flows	**(2,183,000)**	**2,742,000**	**559,000**
Payments for acquisitions of businesses	(1,832,000)	(7,638,000)	(8,940,000)
Investing activities	(1,304,000)	(8,046,000)	(9,350,000)
Financing activities	8,178,000	4,929,000	13,107,000
Cash Flow	**4,691,000**	**(375,000)**	**4,316,000**

AVASTRA LTD

ABN 47 094 446 803

Appendix 4E

Preliminary final report
for the year ended 30 June 2007
(previous corresponding year to 30 June 2006)

Results for announcement to the market:

$A'000

	2006	Change	2007
Revenue from ordinary activities	244	Up 5359%	13,322
Loss from ordinary activities after tax attributable to members	(3,000)	Down 32%	(2,035)
Net loss for the year attributable to members	(3,000)	Down 32%	(2,035)

Net profit for the year after adjusting for non-cash share-based payments and foreign exchange		123

During the 2006 financial year and into the first half of the 2007 financial year, the company abandoned its BioWeld(R) technology, discontinuing a clinical trial and all research and development. On 29 August 2006 shareholders of the company approved a significant change to the nature and scale of the company's activities through the acquisition and operation of sleep diagnostic centre businesses predominantly in the United States of America. On 7 December 2006, the company relisted with its first acquisition and made four additional acquisitions in financial year 2007. Approximately $9,000,000 was raised in the December quarter through a placement and an entitlements offer. A further $5,940,000 was raised in April 2007. Over $8,000,000 remains on the balance sheet for further acquisitions.

On 30 November 2006 the company completed its first acquisition, Pacific Sleep Medicine Services, Inc., a profitable and long established California based sleep centre business. A further four profitable sleep centre groups have been purchased in the period leading up to the end of the financial year.

Operating activities have generated positive cash flows of $559,000. $2,742,000 was generated in the second half which offset negative cash flow in the first half associated with the change in direction of the business.

Adjusted Net Profit After Tax (adjusted for non-cash share-based payments and foreign exchange charges) was a profit of $123,000.

The net loss for the year to 30 June 2007 was $2,035,000 (2006: loss ($3,000,000)). Included in the loss for the year was non-cash share based payments of $2,071,000.

$9,000,000 has been invested in the acquisitions of sleep centre businesses and $400,000 on property, plant and equipment, including a new IT operating system.

No dividend has been declared for the year.

	30 June 2007	30 June 2006
Net tangible assets per security	($0.06)	$0.12

Please refer to the attached financial statements and notes.
These financial statements are in the process of being audited.

AVASTRA LTD ABN 47 094 446 803 and CONTROLLED ENTITIES
CONSOLIDATED INCOME STATEMENT
FOR THE YEAR ENDED 30 JUNE 2007

	NOTE	Consolidated Group 2007 $'000	Consolidated Group 2006 $'000	Parent Entity 2007 $'000	Parent Entity 2006 $'000
Sales revenue	2	12,997	-	-	-
Interest received	3	325	244	610	244
Other revenue	3	24	325	68	325
Cost of goods sold		(6,171)	-	-	-
Employee benefits and expenses		(4,304)	(167)	(1,054)	(167)
Research and development		-	(650)	-	(650)
Other operating expenses	5	(4,682)	(2,577)	(2,855)	(2,577)
Finance costs	4	(456)	-	(1)	-
Depreciation and amortisation		(233)	(174)	(1)	(174)
LOSS BEFORE INCOME TAX		(2,500)	(3,000)	(3,233)	(3,000)
Income tax benefit	6	465	-	430	-
LOSS FOR THE PERIOD		(2,035)	(3,000)	(2,803)	(3,000)

		Cents	Cents
Basic earnings per share	7	(3.1)	(9.9)
Diluted earnings per share	7	(2.9)	(9.9)

Notes to and forming part of the financial statements are attached.

AVASTRA LTD ABN 47 094 446 803 and CONTROLLED ENTITIES
CONSOLIDATED BALANCE SHEET
AS AT 30 JUNE 2007

	Note	Consolidated Group		Parent Entity	
		2007	2006	2007	2006
		$'000	$'000	$'000	$'000
CURRENT ASSETS					
Cash and cash equivalents	8	8,063	3,746	4,377	3,746
Trade and other receivables	9	6,759	89	14,956	89
Inventories	10	369	-	-	-
Other current assets	14	691	67	185	67
TOTAL CURRENT ASSETS		15,881	3,901	19,518	3,901
NON-CURRENT ASSETS					
Property, plant and equipment	12	3,029	43	2	43
Intangible assets	13	26,072	-	-	-
Deferred tax assets	17	1,626	-	743	-
Other non-current assets	14	89	-	-	-
TOTAL NON-CURRENT ASSETS		30,815	43	745	43
TOTAL ASSETS		46,697	3,944	20,263	3,944
CURRENT LIABILITIES					
Trade and other payables	15	2,044	167	215	167
Short term borrowings	16	1,298	-	-	-
Current tax liabilities	17	4,480	-	-	-
Short term provisions	18	235	6	3	6
Other current liabilities	19	5,288	-	-	-
TOTAL CURRENT LIABILITIES		13,345	173	218	173
NON-CURRENT LIABILITIES					
Long term borrowings	16	1,533	-	-	-
Deferred tax liabilities	17	1,260	-	-	-
Other non-current liabilities	19	10,575	-	-	-
TOTAL NON-CURRENT LIABILITIES		13,368	-	-	-
TOTAL LIABILITIES		26,713	173	218	173
NET ASSETS		19,984	3,771	20,045	3,771
EQUITY					
Issued capital	20	30,031	11,130	30,031	11,130
Reserves	21	(653)	-	176	-
Retained earnings		(9,393)	(7,359)	(10,162)	(7,359)
TOTAL EQUITY		19,984	3,771	20,045	3,771

Notes to and forming part of the financial statements are attached.

AVASTRA LTD ABN 47 094 446 803 and CONTROLLED ENTITIES
CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
FOR THE YEAR ENDED 30 JUNE 2007

CONSOLIDATED ENTITY	Share capital $'000	Reserves $'000	Retained earnings $'000	Total $'000
Balance at 1 July 2005	10,891	-	(4,359)	6,532
New issues	297	-	-	297
Costs of issue	(39)	-	-	(39)
Shares bought back during the year	(19)	-	-	(19)
Transfer to reserves	-	-	-	-
Profit/(loss) for the period	-	-	(3,000)	(3,000)
Balance at 30 June 2006	11,130	-	(7,359)	3,771
Balance at 1 July 2006	11,130	-	(7,359)	3,771
New issues	19,864	-	-	19,864
Costs of issue	(964)	-	-	(964)
Transfer to reserves	-	(653)	-	(653)
Profit/(loss) for the period	-	-	(2,035)	(2,035)
Balance at 30 June 2007	30,031	(653)	(9,393)	19,984

PARENT ENTITY	Share capital $'000	Reserves $'000	Retained earnings $'000	Total $'000
Balance at 1 July 2005	10,891	-	(4,359)	6,532
New issues	297	-	-	297
Costs of issue	(39)	-	-	(39)
Shares bought back during the year	(19)	-	-	(19)
Transfer to reserves	-	-	-	-
Profit/(loss) for the period	-	-	(3,000)	(3,000)
Balance at 30 June 2006	11,130	-	(7,359)	3,771
Balance at 1 July 2006	11,130	-	(7,359)	3,771
New issues	19,864	-	-	19,864
Costs of issue	(964)	-	-	(964)
Transfer to reserves	-	176	-	176
Profit/(loss) for the period	-	-	(2,803)	(2,803)
Balance at 30 June 2007	30,031	176	(10,162)	20,045

Notes to and forming part of the financial statements are attached.

AVASTRA LTD ABN 47 094 446 803 and CONTROLLED ENTITIES
CONSOLIDATED CASH FLOW STATEMENT
FOR THE YEAR ENDED 30 JUNE 2007

	Note	Consolidated Group		Parent Entity	
		2007 Inflows (Outflows) $'000	2006 Inflows (Outflows) $'000	2007 Inflows (Outflows) $'000	2006 Inflows (Outflows) $'000
CASH FLOWS FROM OPERATING ACTIVITIES					
Receipts from customers		15,043	-	264	-
Payments to suppliers and employees		(14,352)	(2,621)	(1,966)	(2,621)
Interest received		325	244	610	244
Interest paid		(456)	-	(1)	-
Government grants		-	23	-	23
Other receipts		-	297	-	297
NET CASH FROM OPERATING ACTIVITIES	25	560	(2,057)	(1,093)	(2,057)
CASH FLOWS FROM INVESTING ACTIVITIES					
Payments for acquisition of businesses (net of cash acquired)	25	(8,932)	-	-	-
Payments for other businesses not yet acquired		(88)	-	-	-
Payments for property, plant and equipment		(403)	(13)	(3)	(13)
Payment for loans to related parties		-	-	(12,010)	-
Proceeds from disposal of property, plant and equipment		73	119	31	119
NET CASH FROM INVESTING ACTIVITIES		(9,350)	106	(11,982)	106
CASH FLOWS FROM FINANCING ACTIVITIES					
Proceeds from issues of shares		14,984	297	14,984	297
Costs of issues of shares		(1,278)	(39)	(1,278)	(39)
Repayment of borrowings		(599)	-	-	-
Payments for share buy-backs		-	(19)	-	(19)
NET CASH FROM FINANCING ACTIVITIES		13,107	239	13,706	239
Net increase/(decrease) in cash held		4,317	(1,712)	631	(1,712)
Cash at the beginning of the period		3,746	5,458	3,746	5,458
CASH AT THE END OF THE PERIOD		8,063	3,746	4,377	3,746

Notes to and forming part of the financial statements are attached.

NOTE 1 - STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES

Reporting Entity
Avastra Ltd (the "Company") is a listed public company domiciled in Australia. The financial report covers the consolidated entity of Avastra Ltd and controlled entities ("the Group"), and Avastra Ltd as an individual parent entity.

The Group operates sleep centres for diagnosing sleep disorders, primarily in the United States.

Basis of Preparation

The following standards and amendments were available for early adoption but have not been applied in these financial statements:

- AASB 7 *Financial Instruments: Disclosure* (August 2005) replacing the presentation requirements financial instruments in AASB 132. AASB 7 is applicable for financial reporting periods beginning on or after 1 January 2007.
- AASB 2005-10 Amendments to Australian Accounting Standards (September 2005) makes consequential amendments to AASB 132 Financial Instruments: Disclosures and Presentation, AASB 101 Presentation of Financial Statements, AASB 114 Segment Reporting, AASB 117 Leases, AASB 133 Earnings Per Share, AASB 139 Financial Instruments: Recognition and Measurement, AASB 1 First Time Adoption of Australian Equivalents to International Financial Reporting Standards, AASB 4 Insurance Contracts, AASB 1023 General Insurance Contracts and AASB 1038 Life Insurance Contracts, arising from the release of AASB 7. AASB 2005-10 is applicable for reporting periods beginning on or after 1 January 2007.

Reporting Basis and Conventions
The financial report is presented in Australian dollars.

The preparation of a financial report in conformity with Australian Accounting Standards requires management to make judgements, estimates and assumptions that effect the application of policies and the reported amounts of assets, liabilities, revenue and expenses.

- Critical Accounting Estimates and Judgments
  The estimates and judgments incorporated into the financial report are based on historical experiences and the best available current information on current trends and economic data, obtained both externally and within the group. The estimates and judgements made assume a reasonable expectation of future events but actual results may differ from these estimates.

- Key Estimates — Impairment
  The group assesses impairment at each reporting date by evaluating conditions specific to the group that may lead to impairment of assets. Where an impairment trigger exists, the recoverable amount of the asset is determined. Value-in-use calculations performed in assessing recoverable amounts incorporate a number of key estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimate is revised if the revision effects only that period, or in the period of the revision and future periods if the revision affects both current and future periods. There were no key adjustments during the year which required accounting estimates and judgements.

The financial report has been prepared on an accruals basis and is based on historical costs modified by the revaluation of selected non-current assets, financial assets and financial liabilities for which the fair value basis of accounting has been applied.

The following is a summary of the material accounting policies adopted by the consolidated entity in the preparation of the financial report. The accounting policies have been consistently applied, unless otherwise stated.

Accounting Policies

a. **Principles of Consolidation**

A controlled entity is any entity Avastra Ltd has the power to control the financial and operating policies of so as to obtain benefits from its activities. A list of controlled entities is contained in Note 11 to the financial statements. All controlled entities have a June financial year-end.

All inter-company balances and transactions between entities in the consolidated entity, including any unrealised profits or losses, have been eliminated on consolidation. Accounting policies of subsidiaries have been changed where necessary to ensure consistencies with those policies applied by the parent entity.

NOTE 1 - STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

a. **Principles of Consolidation (continued)**

Where controlled entities have entered or left the consolidated entity during the year, their operating results have been included/excluded from the date control was obtained or until the date control ceased.

b. **Income Tax**

The charge for current income tax expense is based on the profit for the year adjusted for any non-assessable or disallowed items. It is calculated using the tax rates that have been enacted or are substantially enacted by the balance sheet date.

Deferred tax is accounted for using the balance sheet liability method in respect of temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements. No deferred income tax will be recognised from the initial recognition of an asset or liability, excluding a business combination, where there is no effect on accounting or taxable profit or loss.

Deferred tax is calculated at the tax rates that are expected to apply to the period when the asset is realised or liability is settled. Deferred tax is credited in the income statement except where it relates to items that may be credited directly to equity, in which case the deferred tax is adjusted directly against equity.

Deferred income tax assets are recognised to the extent that it is probable that future tax profits will be available against which deductible temporary differences can be utilised.

The amount of benefits brought to account or which may be realised in the future is based on the assumption that no adverse change will occur in income taxation legislation and the anticipation that the consolidated entity will derive sufficient future assessable income to enable the benefit to be realised and comply with the conditions of deductibility imposed by the law.

c. **Inventories**

Inventories are measured at the lower of cost and net realisable value. The cost of manufactured products includes direct materials, direct labour and an appropriate portion of variable and fixed overheads. Overheads are applied on the basis of normal operating capacity. Costs are assigned on the basis of weighted average costs.

d. **Property, Plant and Equipment**

Each class of property, plant and equipment is carried at cost or fair value less, where applicable, any accumulated depreciation and impairment losses.

Property

Freehold land and buildings are shown at their fair value (being the amount for which an asset could be exchanged between knowledgeable willing parties in an arm's length transaction), based on periodic, but at least triennial, valuations by external independent valuers, less subsequent depreciation for buildings.

Any accumulated depreciation at the date of revaluation is eliminated against the gross carrying amount of the asset and the net amount is restated to the revalued amount of the asset.

Plant and equipment

Plant and equipment are measured on the cost basis.

The carrying amount of plant and equipment is reviewed annually by directors to ensure it is not in excess of the recoverable amount from these assets. The recoverable amount is assessed on the basis of the expected net cash flows that will be received from the asset's employment and subsequent disposal. The expected net cash flows have been discounted to their present values in determining recoverable amounts.

The cost of fixed assets constructed within the consolidated entity includes the cost of materials, direct labour, borrowing costs and an appropriate proportion of fixed and variable overheads.

Subsequent costs are included in the asset's carrying amount or recognised as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the group and the cost of the item can be measured reliably. All other repairs and maintenance are charged to the income statement during the financial period in which they are incurred.

Increases in the carrying amount arising on revaluation of land and buildings are credited to a revaluation reserve in equity. Decreases that offset previous increases of the same asset are charged against fair value reserves directly in equity; all other decreases are charged to the income statement. Each year the difference between depreciation based on the revalued carrying amount of the asset charged to the income statement and depreciation based on the asset's original cost is transferred from the revaluation reserve to retained earnings.

NOTE 1 - STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

d. **Property, Plant and Equipment (continued)**

Depreciation

The depreciable amount of all fixed assets including capitalised lease assets is depreciated on a straight-line basis over their useful lives to the consolidated entity commencing from the time the asset is held ready for use. Leasehold improvements are depreciated over the shorter of either the unexpired period of the lease or the estimated useful lives of the improvements.

The depreciation rates used for each class of depreciable assets are:

Class of Fixed Asset	Depreciation Rate
Diagnostic equipment	15–20%
Plant and equipment	15–20%
Leasehold improvements	2.5–25%
Motor vehicles	20%

The assets' residual values and useful lives are reviewed, and adjusted if appropriate, at each balance sheet date.

An asset's carrying amount is written down immediately to its recoverable amount if the asset's carrying amount is greater than its estimated recoverable amount.

Gains and losses on disposals are determined by comparing proceeds with the carrying amount. These gains and losses are included in the income statement. When revalued assets are sold, amounts included in the revaluation reserve relating to that asset are transferred to retained earnings.

e. **Leases**

Leases of fixed assets where substantially all the risks and benefits incidental to the ownership of the asset, but not the legal ownership that is transferred to entities in the consolidated entity, are classified as finance leases.

Finance leases are capitalised by recording an asset and a liability at the lower of the amounts equal to the fair value of the leased property or the present value of the minimum lease payments, including any guaranteed residual values. Lease payments are allocated between the reduction of the lease liability and the lease interest expense for the period.

Leased assets are depreciated on a straight-line basis over the shorter of their estimated useful lives or the lease term.

Lease payments for operating leases, where substantially all the risks and benefits remain with the lessor, are charged as expenses in the periods in which they are incurred.

Leases Incentives

Lease incentives under operating leases are recognised as a liability and amortised on a straight-line basis over the life of the lease term.

f. **Financial Instruments**

Recognition

Financial instruments are initially measured at cost on trade date, which includes transaction costs, when the related contractual rights or obligations exist. Subsequent to initial recognition these instruments are measured as set out below.

Financial assets at fair value through profit and loss

A financial asset is classified in this category if acquired principally for the purpose of selling in the short term or if so designated by management and within the requirements of AASB 139: Recognition and Measurement of Financial Instruments. Derivatives are also categorised as held for trading unless they are designated as hedges. Realised and unrealised gains and losses arising from changes in the fair value of these assets are included in the income statement in the period in which they arise.

Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market and are stated at amortised cost using the effective interest rate method.

Held-to-maturity investments

These investments have fixed maturities, and it is the group's intention to hold these investments to maturity. Any held-to-maturity investments held by the group are stated at amortised cost using the effective interest rate method.

NOTE 1 - STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

f. **Financial Instruments (continued)**

Available-for-sale financial assets
Available-for-sale financial assets include any financial assets not included in the above categories. Available-for-sale financial assets are reflected at fair value. Unrealised gains and losses arising from changes in fair value are taken directly to equity.

Financial liabilities
Non-derivative financial liabilities are recognised at amortised cost, comprising original debt less principal payments and amortisation.

Derivative Instruments
Derivative instruments are measured at fair value. Gains and losses arising from changes in fair value are taken to the income statement unless they are designated as hedges.

Avastra Ltd and Controlled Entities designates certain derivatives as either;

i. hedges of the fair value of recognised assets or liabilities or a firm commitment (fair value hedge); or

ii. hedges of highly probably forecast transactions (cash flow hedges).

At the inception of the transaction the relationship between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions is documented.

Assessments, both at hedge inception and on an ongoing basis, of whether the derivatives that are used in hedging transactions have been and will continue to be highly effective in offsetting changes in fair values or cash flows of hedged items, are also documented.

(i) Fair value hedge
Changes in the fair value of derivatives that are designated and qualify as fair value hedges are recorded in the income statement, together with any changes in the fair value of the hedge asset or liability that are attributable to the hedged risk.

(ii) Cash flow hedge
The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is deferred to a hedge reserve in equity. The gain or loss relating to the ineffective portion is recognised immediately in the income statement.

Amounts accumulated in the hedge reserve in equity are transferred to the income statement in the periods when the hedged item will affect profit or loss.

Fair value
Fair value is determined based on current bid prices for all quoted investments. Valuation techniques are applied to determine the fair value for all unlisted securities, including recent arm's length transactions, reference to similar instruments and option pricing models.

Impairment
At each reporting date, the group assess whether there is objective evidence that a financial instrument has been impaired. In the case of available-for-sale financial instruments, a prolonged decline in the value of the instrument is considered to determine whether an impairment has arisen. Impairment losses are recognised in the income statement.

g. **Impairment of Assets**
At each reporting date, the group reviews the carrying values of its tangible and intangible assets to determine whether there is any indication that those assets have been impaired. If such an indication exists, the recoverable amount of the asset, being the higher of the asset's fair value less costs to sell and value in use, is compared to the asset's carrying value. Any excess of the asset's carrying value over its recoverable amount is expensed to the income statement.

Impairment testing is performed annually for goodwill and intangible assets with indefinite lives.

Where it is not possible to estimate the recoverable amount of an individual asset, the group estimates the recoverable amount of the cash-generating unit to which the asset belongs.

NOTE 1 - STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

h. **Intangibles**

Goodwill
Goodwill and goodwill on consolidation are initially recorded at the amount by which the purchase price for a business or for an ownership interest in a controlled entity exceeds the fair value attributed to its net assets at date of acquisition. Goodwill on acquisitions of subsidiaries is included in intangible assets. Goodwill is tested annually for impairment and carried at cost less accumulated impairment losses.

i. **Foreign Currency Transactions and Balances**

Functional and presentation currency
The functional currency of each of the group's entities is measured using the currency of the primary economic environment in which that entity operates. The consolidated financial statements are presented in Australian dollars which is the parent entity's functional and presentation currency. The functional currency of the foreign operations, US based AvastraUSA, Inc. and its subsidiaries, is United States dollars (US$).

Transaction and balances
Foreign currency transactions are translated into functional currency using the exchange rates prevailing at the date of the transaction. Foreign currency monetary items are translated at the year-end exchange rate. Non-monetary items measured at historical cost continue to be carried at the exchange rate at the date of the transaction. Non-monetary items measured at fair value are reported at the exchange rate at the date when fair values were determined.

Exchange differences arising on the translation of monetary items are recognised in the income statement, except where deferred in equity as a qualifying cash flow or net investment hedge.

Exchange differences arising on the translation of non-monetary items are recognised directly in equity.

Group companies
The financial results and position of foreign operations whose functional currency is different from the group's presentation currency are translated as follows:

- assets and liabilities are translated at year-end exchange rates prevailing at that reporting date;
- income and expenses are translated at average exchange rates for the period; and
- retained earnings are translated at the exchange rates prevailing at the date of the transaction.

Exchange differences arising on translation of foreign operations are transferred directly to the group's foreign currency translation reserve in the balance sheet. These differences are recognised in the income statement in the period in which the operation is disposed.

j. **Employee Benefits**
Provision is made for the company's liability for employee benefits arising from services rendered by employees to balance date. Employee benefits that are expected to be settled within one year have been measured at the amounts expected to be paid when the liability is settled, plus related on-costs. Employee benefits payable later than one year have been measured at the present value of the estimated future cash outflows to be made for those benefits.

Equity-settled compensation
The group operates a number of share-based compensation plans. These include both a share option arrangement and an employee share scheme. The bonus element over the exercise price of the employee services rendered in exchange for the grant of shares and options is recognised as an expense in the income statement. The total amount to be expensed over the vesting period is determined by reference to the fair value of the shares of the options granted.

k. **Provisions**
Provisions are recognised when the group has a legal or constructive obligation, as a result of past events, for which it is probable that an outflow of economic benefits will result and that outflow can be reliably measured.

l. **Cash and Cash Equivalents**
Cash and cash equivalents include cash on hand, deposits held at call with banks, other short-term highly liquid investments with original maturities of three months or less, and bank overdrafts. Bank overdrafts are shown within short-term borrowings in current liabilities on the balance sheet.

NOTE 1 - STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

m. **Revenue**

Revenue from the rendering of a service is recognised upon the delivery of the service to the customers. Revenue from the sale of goods is recognised upon the delivery of goods to customers.

Interest revenue is recognised on a proportional basis taking into account the interest rates applicable to the financial assets.

Dividend revenue is recognised when the right to receive a dividend has been established.

All revenue is stated net of the amount of goods and services tax (GST).

n. **Borrowing Costs**

Borrowing costs directly attributable to the acquisition, construction or production of assets that necessarily take a substantial period of time to prepare for their intended use or sale, are added to the cost of those assets, until such time as the assets are substantially ready for their intended use or sale.

All other borrowing costs are recognised in income in the period in which they are incurred.

o. **Goods and Services Tax (GST)**

Revenues, expenses and assets are recognised net of the amount of GST, except where the amount of GST incurred is not recoverable from the Australian Tax Office. In these circumstances the GST is recognised as part of the cost of acquisition of the asset or as part of an item of the expense. Receivables and payables in the balance sheet are shown inclusive of GST.

Cash flows are presented in the cash flow statement on a gross basis, except for the GST component of investing and financing activities, which are disclosed as operating cash flows.

p. **Comparative Figures**

When required by Accounting Standards, comparative figures have been adjusted to conform to changes in presentation for the current financial year.

q. **Rounding of Amounts**

The parent entity has applied the relief available to it under ASIC Class Order 98/100 and accordingly, amounts have been rounded off to the nearest $1,000.

	Consolidated Group		Parent Entity	
	2007	2006	2007	2006
	$'000	$'000	$'000	$'000
Note 2: Sales and Revenue				
Provision of services - clinical studies	6,645	-	-	-
Provision of services - research studies	5,130	-	-	-
Sale of goods - medical equipment	1,222	-	-	-
Total Sales Revenue	12,997	-	-	-
Note 3: Other Income				
Interest received on bank deposits	325	244	305	244
Interest from wholly-owned subsidiaries	-	-	305	-
Government grants	-	23	-	23
Income tax rebate	-	296	-	296
Other revenue	24	6	68	6
Total Other Income	349	569	678	569
Note 4: Finance Costs				
Interest expense - external	73	-	1	-
Net change in fair value of financial assets	383	-	-	-
Total Finance Costs	456	-	1	-
Note 5: Other Operating Expenses				
Rental expense on operating leases				
. minimum lease payments	667	127	10	127
. rental expense for sublease	14	-	13	-
Net foreign exchange loss	124	-	920	-
Write-down of licences and patents	-	680	-	680
Consultancy fees	1,465	882	1,345	882
Other	2,412	888	567	888
Total Other Operating Expenses	4,682	2,577	2,855	2,577
Note 6: Income Tax Expense				
a. The components of tax expense comprise:				
Current tax	(465)	-	(430)	-
Deferred tax	-	-	-	-
b. Income tax recognised directly in equity:				
Current tax	-	-	-	-
Deferred tax	(314)	-	(314)	-
c. The prima facie tax on profit from ordinary activities before income tax is reconciled to the income tax as follows:				
Prima facie tax payable on net profit before income tax at 30% (2006: 30%)				
- consolidated entity	(761)	(900)	-	-
- parent entity	-	-	(970)	(900)
Add:				
Tax effect of:				
- non-deductible depreciation and amortisation	-	30	-	30
- other non-allowable items	18	100	17	100
- impairment write-downs	-	220	-	220
- share based payments	549	-	549	-
- share options expensed during year	53	-	53	-
	(141)	(550)	(351)	(550)
Less:				
Tax effect of:				
- deductible costs recognised in equity	(79)	-	(79)	-
- foreign exchange loss on intercompany loan	(245)	-	-	-
Tax benefit not brought to account	-	550	-	550
Income tax attributable to entity	(465)	-	(430)	-
The applicable weighted average effective tax rates are as follows:	19%	-	13%	-

Note 7: Earnings per Share

	Consolidated Entity	
	2007	2006
	$'000	$'000
a. Reconciliation of earnings to profit or loss		
Profit	(2,035)	(3,000)
Earnings used to calculate basic EPS	(2,035)	(3,000)
Earnings used to calculate diluted EPS	(2,035)	(3,000)
b. Weighted average number of ordinary shares outstanding during the year used in calculating basic and diluted EPS	**No.**	**No.**
Weighted average number of ordinary shares outstanding during the year used in calculating basic EPS	66,337,151	30,138,061
Weighted average number of options outstanding *	3,408,829	-
Weighted average number of ordinary shares outstanding during the year used in calculating basic EPS	69,745,980	30,138,061

* Options on issue during 2006 had exercise prices significantly higher than the average share price for the year. Accordingly, these options were considered anti-dilutive and were not weighted as their conversion to ordinary shares would have resulted in a decreased loss per share.

	Consolidated Group		Parent Entity	
	2007	2006	2007	2006
Note 8: Cash and Cash Equivalents	$'000	$'000	$'000	$'000
Cash at bank and on hand	5,049	196	1,363	196
Short-term bank deposits	3,014	3,550	3,014	3,550
	8,063	3,746	4,377	3,746

The effective interest rate on short-term bank deposits was 3.50% (2006: 5.3%); these deposits have an average maturity of 5 days.

Reconciliation of cash

Cash at the end of the financial year as shown in the cash flow statement is reconciled to items in the balance sheet as follows:

Cash and cash equivalents	8,063	3,746	4,377	3,746
	8,063	3,746	4,377	3,746

Note 9: Trade and Other Receivables

CURRENT				
Trade receivables	6,494	-	-	-
Provision for impairment of receivables	-	-	-	-
	6,494	-	-	-
Other debtors	265	89	65	89
Provision for impairment of receivables	-	-	-	-
	265	89	65	89
Other receivables				
Amounts receivable from:				
- wholly-owned subsidiaries	-	-	14,890	-
	6,759	89	14,955	89

Note 10: Inventories

CURRENT				
Medical equipment held for sale - at cost	369	-	-	-
	369	-	-	-

Note 11: Controlled Entities

	Country of Incorporation	Percentage Owned (%)*	
a. Controlled Entities Consolidated		**2007**	**2006**
Parent Entity:			
Avastra Ltd	Australia	-	-
Subsidiaries of Avastra Ltd:			
AvastraUSA, Inc.	United States	100	-
Subsidiaries of AvastraUSA, Inc:			
Pacific Sleep Medicine Services, Inc.	United States	100	-
Sleepwell Partners, LLC	United States	100	-
PDX Sleep Solutions, LLC	United States	100	-
somniTech, Inc.	United States	100	-
somniCare, Inc.	United States	100	-
somniSchool, Inc.	United States	100	-
California Sleep Solutions, LLC	United States	100	-

** Percentage of voting power is in proportion to ownership*

b. Acquisition of Controlled Entities

Pacific Sleep Medicine Services, Inc.

On 30 November 2006 the group acquired 100% of Pacific Sleep Medicine Services, Inc. An initial payment of US$2,000,000 was accompanied by the issue of 5,000,000 ordinary shares at an assumed issue price of AU$0.20. The company agreed to pay a further US$1,500,000 within 9 months of completion of the acquisition and further cash payments and share issues over 3 years after completion dependant on Pacific Sleep Medicine Services, Inc. achieving certain earnings targets. The obligation to pay a further US$1,500,000 was primarily met by the issue of ordinary shares in July 2007.

The purchase price, assuming Pacific Sleep Medicine Services, Inc. achieves the earnings targets, has been allocated as follows:

	$'000
Purchase consideration	13,553
Costs of acquisition	1,121
Total	14,674
The fair value of assets acquired and liabilities assumed at acquisition date were as follows:	
Cash	1,993
Receivables	6,185
Inventories	26
Property, plant and equipment	845
Other non-current assets	111
Payables	(1,513)
Short-term debt	(318)
Long-term debt	(1,122)
Tax liabilities	(4,304)
	1,903
Goodwill on consolidation	12,771
	14,674

The goodwill is attributable to the profitability of the acquired business and the synergies expected to arise after the group's acquisition of further sleep centre businesses.

The assets and liabilities arising from the acquisition are recognised at fair value which is equal to their carrying value.

Profit of Pacific Sleep Medicine Services, Inc. included in consolidated profit of the group since the acquisition date on 30 November 2006 amounted to $1,324,000.

Note 11: Controlled Entities (continued)

Sleepwell Partners, LLC.

On 23 January 2007 the group acquired 100% of Sleepwell Partners, LLC. An initial payment was US$548,000 was accompanied by the commitment to issue of 810,000 ordinary shares. At balance date 656,950 shares had been issued with a remaining 153,050 to be issued. The fair value of the shares issued was $484,469. Further cash payments will be made over 3 years based on Sleepwell Partners, LLC earnings over the period. At balance date the effect of these further payments has not been recognised in the cost of the investment as it was considered that the size of the payments could not be measured reliably.

The purchase price has been allocated as follows:

	$'000
Purchase consideration	1,170
Costs of acquisition	372
Total	1,542

The fair value of assets acquired and liabilities assumed at acquisition date were as follows:

Receivables	3
Inventories	19
Property, plant and equipment	291
Payables	(19)
Short-term debt	(178)
Tax assets	48
	164
Goodwill on consolidation	1,378
	1,542

The goodwill is attributable to the profitability of the acquired business and the synergies expected to arise after the group's acquisition of further sleep centre businesses.

The assets and liabilities arising from the acquisition are recognised at fair value which is equal to its carrying value.

Since the acquisition date on 23 January 2007 Sleepwell Partners, LLC. contributed a loss of $19,000 before intercompany allocations to the consolidated profit of the group.

PDX Sleep Solutions, LLC.

On 6 February 2007 the group acquired 100% of PDX Sleep Solutions, LLC. Initial consideration was satisfied by the issue of 150,000 ordinary shares at $0.58.

The purchase price has been allocated as follows:

	$'000
Purchase consideration	87
Costs of acquisition	(6)
Total	81

The fair value of assets acquired and liabilities assumed at acquisition date were as follows:

Inventories	2
	2
Goodwill on consolidation	79
	81

The goodwill is attributable to the profitability of the acquired business and the synergies expected to arise after the group's acquisition of further sleep centre businesses.

The assets and liabilities arising from the acquisition are recognised at fair value which is equal to its carrying value.

Profit of PDX Sleep Solutions, LLC. included in consolidated profit of the group since the acquisition date on 6 February 2007 amounted to $1,000.

Note 11: Controlled Entities (continued)

California Sleep Solutions, LLC

On 25 May 2007 the group acquired 100% of California Sleep Solutions, LLC. An initial payment of US$1,040,000 was accompanied by the issue of 720,000 ordinary shares at issue price of AU$0.70. The company has agreed to pay a further US$100,000 within 90 days of completion of the acquisition and further cash payments over 3 years after completion dependant on California Sleep Solutions, LLC. achieving certain earnings targets.

The purchase price has been allocated as follows:

	$'000
Purchase consideration	3,432
Costs of acquisition	435
Total	3,867

The fair value of assets acquired and liabilities assumed at acquisition date were as follows:

Cash	33
Receivables	538
Inventories	119
Property, plant and equipment	197
Payables	(200)
Tax liabilities	(166)
	521
Goodwill on consolidation	3,346
	3,867

The goodwill is attributable to the profitability of the acquired business and the synergies expected to arise after the group's acquisition of further sleep centre businesses.

The assets and liabilities arising from the acquisition are recognised at fair value which is equal to its carrying value.

Profit of California Sleep Solutions, LLC. included in consolidated profit of the group since the acquisition date on 25 May 2007 amounted to $30,000.

somniSleep Group

On 5 June 2007 the group acquired 100% of the somniSleep group comprising somniTech, Inc, somniCare, Inc and somniSchool, Inc. An initial payment of approximately US$3,570,000 was accompanied by the issue of 1,150,000 ordinary shares with a fair value of AU$685,000. Further cash payments will be made over 3 years after completion dependant on the somniSleep Group achieving certain earnings targets.

The purchase price has been allocated as follows:

	$'000
Purchase consideration	8,743
Costs of acquisition	770
Total	9,513

The fair value of assets acquired and liabilities assumed at acquisition date were as follows:

Cash	112
Receivables	2,059
Inventories	53
Property, plant and equipment	1,549
Other non-current assets	172
Payables	(407)
Short-term debt	(421)
Long-term debt	(1,408)
Tax liabilities	(464)
	1,245
Goodwill on consolidation	8,268
	9,513

The goodwill is attributable to the profitability of the acquired business and the synergies expected to arise after the group's acquisition of further sleep centre businesses.

The assets and liabilities arising from the acquisition are recognised at fair value which is equal to its carrying value.

Profit of the somniSleep Group included in consolidated profit of the group since the acquisition date on 5 June 2007 amounted to $65,000.

Note 11: Controlled Entities (continued)

It is impractical to disclose the revenue and profit or loss of the combined entity for the year as though the acquisition dates for all business combinations effected during the year had been the beginning of the year because prior to acquisition each business acquired employed different accounting policies and operated under different accounting periods.

Refer to Note 25 for cash flow impacts of acquisitions.

Subsequent to year-end Complete Sleep, LLC. was acquired. See Note 26 for details.

Note 12: Property, Plant and Equipment	**Consolidated Group**		**Parent Entity**	
	2007	**2006**	**2007**	**2006**
	$'000	**$'000**	**$'000**	**$'000**
PLANT AND EQUIPMENT				
Diagnostic equipment				
At cost	3,521	-	-	-
Accumulated depreciation	(2,251)	-	-	-
Total Plant and equipment	1,270	-	-	-
Plant and equipment:	1,472	143	3	143
At cost	(577)	(46)	(1)	(46)
Accumulated impairment losses	-	(54)	-	(54)
Total Plant and equipment	895	43	2	43
Motor vehicles				
At cost	272	-	-	-
Accumulated amortisation	(129)	-	-	-
Total Motor vehicles	143	-	-	-
Leasehold improvements				
At cost	1,102	-	-	-
Accumulated depreciation	(380)	-	-	-
Total Leasehold improvements	722	-	-	-
Total plant and equipment	3,030	43	2	43
Total Property, Plant and Equipment	3,030	43	2	43

a. Movements in Carrying Amounts

Movement in the carrying amounts for each class of property, plant and equipment between the beginning and the end of the current financial year:

	Diagnostic equipment	**Plant and Equipment**	**Motor Vehicles**	**Leasehold Improvements**	**Total**
	$'000	**$'000**	**$'000**	**$'000**	**$'000**
Consolidated Entity:					
Balance at the beginning of year	-	43	-	-	43
Additions	85	322	-	-	407
Disposals	(8)	(43)	(43)	-	(94)
Additions through acquisition of entity	1,297	648	198	757	2,900
Depreciation expense	(104)	(76)	(11)	(35)	(226)
Carrying amount at the end of year	1,270	894	144	722	3,030
Parent Entity:					
Balance at the beginning of year	-	43	-	-	43
Additions	-	3	-	-	3
Disposals	-	(43)	-	-	(43)
Depreciation expense	-	(1)	-	-	(1)
Carrying amount at the end of year	-	2	-	-	2

Note 13: Intangible Assets

	Consolidated Group		Parent Entity	
	2007	2006	2007	2006
	$'000	$'000	$'000	$'000
Goodwill				
Cost	25,842	-	-	-
Accumulated impaired losses	-	-	-	-
Net carrying value	25,842	-	-	-
Patents and licences				
Cost	-	1,000	-	1,000
Accumulated amortisation and impairment	-	(1,000)	-	(1,000)
Net carrying value	-	-	-	-
Computer software				
Cost	290	-	-	-
Accumulated amortisation and impairment	(137)	-	-	-
Net carrying value	153	-	-	-
Covenant not to compete				
Cost	206	-	-	-
Accumulated amortisation and impairment	(134)	-	-	-
Net carrying value	72	-	-	-
Organisation costs				
Cost	16	-	-	-
Accumulated amortisation and impairment	(11)	-	-	-
Net carrying value	5	-	-	-
Total intangibles	26,072	-	-	-

	Goodwill	Patents & licences	Computer software	Covenant not to compete	Organ-isation costs
	$'000	$'000	$'000	$'000	$'000
Consolidated Group:					
Year ended 30 June 2006					
Balance at the beginning of year	-	780	-	-	-
Amortisation charge	-	(100)	-	-	-
Impairment losses	-	(680)	-	-	-
	-	-	-	-	-
Year ended 30 June 2007					
Balance at the beginning of year	-	-	-	-	-
Acquisitions through business combinations	25,842	-	172	96	7
Amortisation charge	-	-	(19)	(24)	(2)
Closing value at 30 June 2007	25,842	-	153	72	5

	Goodwill	Patents & licences	Computer software	Covenant not to compete	Organ-isation costs
Parent Entity:	$'000	$'000	$'000	$'000	$'000
Year ended 30 June 2006					
Balance at the beginning of year	-	780	-	-	-
Amortisation charge	-	(100)	-	-	-
Impairment losses	-	(680)	-	-	-
Closing value at 30 June 2006	-	-	-	-	-
Year ended 30 June 2007					
Balance at the beginning of year	-	-	-	-	-
Closing value at 30 June 2007	-	-	-	-	-

Intangible assets, other than goodwill, have finite useful lives. The current amortisation charges for intangible assets are included under depreciation and amortisation expense per the income statement. Goodwill has an infinite life.

Note 13: Intangible Assets (continued)

Impairment Disclosures

Goodwill is allocated to groups of cash generating units. The recoverable amount of each group is determined based on value-in-use calculations. Value-in-use is calculated based on the present value of cash flow projections over a 5 year period with the period extending beyond 5 years extrapolated using an estimated growth rate. The cash flows are discounted using an estimated weighted average costs of capital of 15% and a growth rate 3.5%.

Goodwill is allocated to groups of cash-generating units which are based on the group's secondary reporting segment:

	Note	Consolidated Group		Parent Entity	
		2007	2006	2007	2006
		$'000	$'000	$'000	$'000
United States		25,842	-	-	-
Australia		-	-	-	-
Total		25,842	-	-	-

Note 14: Other Assets

	Note	Consolidated Group 2007 $'000	Consolidated Group 2006 $'000	Parent Entity 2007 $'000	Parent Entity 2006 $'000
CURRENT					
Prepayments		603	67	185	67
Preliminary acquisition costs		88	-	-	-
		691	67	185	67
NON-CURRENT					
Deposits		84	-	-	-
Other		5	-	-	-
		89	-	-	-

Note 15: Trade and Other Payables

	Note	Consolidated Group 2007 $'000	Consolidated Group 2006 $'000	Parent Entity 2007 $'000	Parent Entity 2006 $'000
CURRENT					
Unsecured liabilities					
Trade payables		1,576	147	214	147
Sundry payables and accrued expenses		468	21	1	21
		2,044	168	215	168

Note 16: Borrowings

	Note	Consolidated Group 2007 $'000	Consolidated Group 2006 $'000	Parent Entity 2007 $'000	Parent Entity 2006 $'000
CURRENT					
Unsecured liabilities					
Notes to vendors		270	-	-	-
Lease liability	21	45	-	-	-
		315	-	-	-
Secured liabilities					
Line of credit		421	-	-	-
Hire purchase liabilities	21	562	-	-	-
		983	-	-	-
		1,298	-	-	-
NON-CURRENT					
Unsecured liabilities					
Notes to vendors		668	-	-	-
Lease liability	21	112	-	-	-
		780	-	-	-
Secured liabilities					
Hire purchase liabilities	21	752	-	-	-
		752	-	-	-
		1,532	-	-	-
a. Total current and non-current secured liabilities:					
Line of credit		421			
Hire purchase liabilities		1,314	-	-	-
		1,314	-	-	-
b. The carrying amounts of non-current assets pledged as security are:					
Property, plant and equipment		1,231			
		1,231	-	-	-

c. The line of credit is secured by a fixed and floating charge over the assets of somniTech, Inc. and a personal guarantee from the former owner. The line will be repaid after year-end.

Note 17: Tax	Consolidated Group		Parent Entity	
	2007 $'000	2006 $'000	2007 $'000	2006 $'000
a. Liabilities				
CURRENT				
Income Tax	4,480	-	-	-
NON-CURRENT				
Deferred tax liability comprises:				
Tax allowances relating to property, plant and equipment	236	-	-	-
Tax allowances relating to change in accounting method	305	-	-	-
Business assets acquired	718	-	-	-
Total	1,259	-	-	-
b. Assets				
Deferred tax assets comprise:				
Transaction costs on equity issue	314	-	314	-
Unrealised foreign exchange losses	245	-	245	-
Tax losses	191	-	191	-
Provisions	(1)	-	(1)	-
Business assets acquired	883	-	-	-
Other	(6)	-	(6)	-
	1,626	-	743	-
c. Reconciliations				
i. Gross Movements				
The overall movement in the deferred tax accounts is as follows:				
Opening balance	-	-	-	-
Acquisitions through business combinations	(660)	-	-	-
(Charge)/credit to income statement	465	-	430	-
(Charge)/credit to equity	559	-	314	-
Closing balance	364	-	744	-
ii. Deferred Tax Liability				
The movement in deferred tax liability for each temporary difference during the year is as follows:				
Tax allowances relating to property, plant and equipment:				
Opening balance	-	-		-
Acquisitions through business combinations	253			
Charged to the income statement	(17)	-		-
Closing balance	236	-	-	-
Tax allowances relating to change in accounting method:				
Opening balance	-	-		-
Acquisitions through business combinations	407			
Charged to the income statement	(102)	-		-
Closing balance	305	-	-	-
Business assets acquired				
Opening balance	-	-		-
Charged to the income statement	718	-		-
Closing balance	718	-	-	-

Note 17: Tax (continued)

iii. Deferred Tax Assets	Consolidated Group		Parent Entity	
	2007	2006	2007	2006
	$'000	$'000	$'000	$'000
The movement in deferred tax assets for each temporary difference during the year is as follows:				
Transaction costs on equity issue				
Opening balance	-	-	-	-
Credited directly to equity	314	-	314	-
Closing balance	314	-	314	-
Unrealised foreign exchange losses				
Opening balance	-	-	-	-
Credited to the income statement	-	-	245	-
Credited directly to equity	245	-	-	-
Closing balance	245	-	245	-
Tax losses				
Opening balance	-	-	-	-
Credited to the income statement	191	-	191	-
Closing balance	191	-	191	-
Provisions				
Opening balance	-	-	-	-
Credited/(charged) to the income statement	(1)	-	(1)	-
Closing balance	(1)	-	(1)	-
Business assets acquired				
Opening balance	-	-	-	-
Credited/(charged) to the income statement	883	-	-	-
Closing balance	883	-	-	-
Other				
Opening balance	-	-	-	-
Credited/(charged) to the income statement	(6)	-	(6)	-
Closing balance	(6)	-	(6)	-
d. Deferred tax assets not brought to account:				
- temporary differences				
- tax losses	-	549	-	549
	-	549	-	549

Note 18: Provisions

	Consolidated Entity		Parent Entity	
	2007	2006	2007	2006
	$'000	$'000	$'000	$'000
CURRENT				
Employee entitlements	235	6	235	6
	235	6	235	6

Provision for Employee Entitlements

A provision has been recognised for employee leave entitlements. The measurement and recognition criteria relating to employee benefits has been included in Note 1 to this report.

Note 19: Other Liabilities

CURRENT				
Deferred consideration payable to vendors of acquired businesses	5,288	-	-	-
	5,288	-	-	-
NON-CURRENT				
Deferred consideration payable to vendors of acquired businesses	10,575	-	-	-
	10,575	-	-	-

Note 20: Issued Capital

	Consolidated Entity		Parent Entity	
	2007	2006	2007	2006
	$'000	$'000	$'000	$'000
99,284,042 (2006: 30,138,061) fully paid ordinary shares	30,031	11,130	30,031	11,130
	30,031	11,130	30,031	11,130

Effective 1 July 1998 the concepts of authorised capital and par value shares were abolished. Accordingly, the consolidated entity does not have authorised capital nor par value in respect of its issued capital.

	Consolidated Entity		Parent Entity	
	2007	2006	2007	2006
	No.	No.	No.	No.
a. Ordinary shares				
At the beginning of reporting period	30,138,061	28,215,423	30,138,061	28,215,423
Shares issued during the year				
— 24 January 2006	-	200,000	-	200,000
— 7 March 2006	-	1,857,138	-	1,857,138
— 11 September 2006	400,000	-	400,000	-
— 28 September 2006	50,000	-	50,000	-
— 6 October 2006	2,000,000	-	2,000,000	-
— 25 October 2006	19,000,000	-	19,000,000	-
— 29 November 2006	5,000,000	-	5,000,000	-
— 4 December 2006	25,794,031	-	25,794,031	-
— 7 December 2006	500,000	-	500,000	-
— 20 December 2006	400,000	-	400,000	-
— 20 December 2006	25,000	-	25,000	-
— 5 February 2007	500,000	-	500,000	-
— 6 February 2007	150,000	-	150,000	-
— 16 March 2007	2,000,000	-	2,000,000	-
— 16 April 2007	10,800,000	-	10,800,000	-
— 23 April 2007	273,375	-	273,375	-
— 25 May 2007	720,000	-	720,000	-
— 8 June 2007	1,000,000	-	1,000,000	-
— 18 June 2007	150,000	-	150,000	-
— 27 June 2007	383,575	-	383,575	-
Shares bought back during year				
— 30 September 2005		(75,000)		(75,000)
— 5 October 2005	-	(59,500)	-	(59,500)
At reporting date	99,284,042	30,138,061	99,284,042	30,138,061

Ordinary shareholders participate in dividends and the proceeds of winding up of the entity in proportion to the number of shares held. At shareholder meetings each ordinary share is entitled to one vote when a poll is called, otherwise each shareholder has one vote on a show of hands.

Note 21: Reserves

	Consolidated Entity		Parent Entity	
	2007	2006	2007	2006
	$'000	$'000	$'000	$'000
a. Foreign Currency Translation Reserve The foreign currency translation reserve records exchange differences arising on translation of foreign controlled subsidiaries and loans between members of the group.	(829)	-	-	-
b. Option Reserve The options reserve records items recognised as expenses on valuation of employee share options.	176	-	176	-
	(653)	-	176	-

AVASTRA

Consolidating the US sleep diagnostic industry

Simon Mitchell, Executive Director

5th Annual Australian Biotechnology Summit 2007
1st & 2nd August 2007
Sydney Exhibition and Convention Centre

AVASTRA

Contents

- Overview
- The Sleep Market
- Competitive Landscape
- Progress to Date
- Geographic Presence
- Revenue Enhancement
- Financials
- Risks



AVASTRA

Overview

2005

- biotech developing Bioweld technology
- share price 12 cents

Dec 2006

- underwent re-listing on ASX
- prospectus to consolidate US sleep laboratory market
- share price 20 cents

Now

- acquisition of 6 profitable companies
- 25 company owned centres plus numerous hospital/'outreach'centres
- 128 beds within company-owned facilities
- further 147 beds accessed within hospitals
- largest group in Western USA with 320 employees
- annualised historic revenues $AU38M
- share price 60 cents (102M shares)



AVS - AVASTRA LTD
30-Jul
0.85
0.8
0.75
0.7
0.65
0.6
0.55
0.5
0.45
0.4
0.35
0.3
0.25
0.2
0.15
0.1
5
0
Price (Dollars) Close = $0.69
Volume (millions)
Aug 05
Oct 05
Dec 05
Feb 06
Apr 06
Jun 06
Aug 06
Oct 06
Dec 06
Feb 07
Apr 07
Jun 07
Aug 07

Future

- expand # hubs through M&A
- greenfield openings (spokes)
- further integration/ systemisation
- revenue enhancement
- economies of scale

AVASTRA

Sleep Studies

Referral

- referrals to our clinics usually from PCPs or other physician groups
- overnight sleep studies and other studies undertaken and scored by technicians
- study interpreted by Sleep Physician

Sleep Study

- Polysomnogram (PSG) - EEG,EMG,EOG,EKG,Airflow,Oximetry,chest and leg sensors etc
- Nap Study (MSLT)
- CPAP or titration study
- Maintenance of Wakefulness (MWT)



Sleep Disorders

- 81 different types of sleep disorders*
- Primary Disorders - Insomnia, Sleep Apnea, Narcolepsy, Restless Leg....
- Secondary Disorders - Hypersomnia, Bruxism, Central Sleep Apnea.....

Treatment

- CPAP, Medications, Oral Appliances, Surgery, CBT

* International Classification of Sleep Disorders, 2nd edition

AVASTRA

The Sleep Lab Market

Sleep Disorders

- more than 70million sufferers in the US*
- 80%+ remain undiagnosed and untreated
- US$2Bn+ sleep lab market ✧

Growth

- 15.4% per year ✧
- bottleneck - reducing CPAP manufacturers access
- correlation with diabetes, other CV disease and high BMI is strong



Sleep Diagnostic Laboratories

- 3000+ across US
- highly fragmented industry
- minority are accredited
- Not Doctor dependent

(Source: *American Academy of Sleep Medicine, ✧Frost and Sullivan)

AVASTRA

Competitive Landscape

Competition

- most companies have revenues US$2 - $10M
- hand full have revenue > US$20M
- private companies only - undercapitalised and lack liquidity.
- many are looking for opportunity to grow with a partner - Avastra!

Other Acquirers

- industry not large enough for Americans to focus on.
- No sign of competitive acquirers
- competition may come but most likely when industry more mature







AVASTRA

Progress to Date

Date	Group Acquired	Location	Number of Locations (excludes Outreach)	No of Beds		Revenue* trailing 12mth (AU$M)
				AVS Centres	Outreach	
Jan 07	Sleepwell	Oregon, Utah	2	12	0	3.5
May 07	California Sleep Solutions	Sacramento CAL	4	14	6	3.5
Nov 06	Pacific Sleep Medicine	San Diego CAL	10	52	4	18.4
Feb 07	PDX	Oregon		DME Only		0.2
June 07	somniTech	6 Mid Western States	6	38	135	12.0
July 07	Complete Sleep	Arizona	3	12	2	0.4
			25	**128**	**147**	**38**

* Unaudited and annualised

AVASTRA

Currently Owned Centres


somniTech
Sleepwell
PDX
CSS
PSM
Complete Sleep
WA
OR
ID
MT
ND
MN
WI
MI
NY
NH
VT
ME
MA
RI
CT
NJ
DE
MD
DC
PA
OH
IN
IL
IA
SD
NE
WY
NV
UT
CO
KS
MO
KY
WV
VA
NC
TN
SC
GA
AL
MS
AR
OK
TX
LA
FL
NM
AZ
CA
AK
HI
US
Virgin Islands

★ Hub Business ☆ Spoke Business/Spoke sleep centres

AVASTRA

Present Purchase Negotiations


WA
OR
CA
NV
ID
MT
WY
UT
AZ
CO
NM
ND
SD
NE
KS
OK
TX
MN
IA
MO
AR
LA
WI
IL
MI
IN
KY
TN
MS
AL
OH
WV
PA
NY
VA
NC
SC
GA
FL
NH
VT
ME
MA
RI
CT
NJ
DE
MD
DC
AK
HI
US
Virgin Islands

★ Hub Groups ☆ Spoke Groups

AVASTRA

Pipeline of Potential Acquisitions

	Hub sellers (businesses with 3-4 lines of revenues) in negotiations	Spoke sellers (businesses with 1-2 lines of revenues) in negotiations	Qualified sellers in contact but not negotiation	**Total Pipeline**
Total Businesses	12	17	28	**57**
Total trailing 12 months revenues	US$66,000,000	US$25,000,000	US$125,000,000	**$206,000,000**
Total trailing 12 months EBITDA	US$18,000,000	US$5,500,000	US$30,000,000	**$50,500,000**
Total Centres	52	35	110	**197**
Total Beds	230	135	550	**915**

AVS does not intend to close all or even most of these targets
The acquisition strategy is to build a large pipeline which has historically yielded better quality acquisitions at better pricing

Four Revenue Streams

1. Sleep Studies

- average centre generates 2/3rds from sleep studies
- average centre has 5 beds (range from 2 - 12)
- revenue per bed ranges from US$600 - US$1000



2. Durable Medical Equipment

- includes CPAP, mask and mandibular devices
- average centre should generate 1/3rd from device sales

3. Sleep Research

- 'big pharma' focused on this 'major unmet need'
- centres with physicians attached only
- PSM and somniTech
- revenue per bed US$1,400+

4. Ambulatory

- likely to occur in the future
- Avastra attracted by home study opportunity - reduce overhead & grow research

The Reality

- centres owned by physicians - poor DME sales
- many sites have no sleep research
- **opportunity** to enhance revenue in every site

Financials

Cash Flow - Q2 2007 CF statement shows operations performing to expectations

Current Assets at 30 June 2007 - A$8.1M in cash and A$7.1M in accounts receivable

Preliminary Financials - Reporting end of August

Targets as detailed to shareholders on 22 June 2007

	FY 2008	FY 2009	FY2010
Revenues	US$ 45,500,000	US$ 72,000,000	US$ 105,000,000
EBITDA	US$ 5,800,000	US$ 15,500,000	US$ 24,500,000







AVASTRA

Risk Analysis

Technician shortage

Well positioned with a sleep technician school to train and retain personnel

Integration

Earn-out structure creates incentives for sellers to limit costs and grow revenue

Ambulatory reimbursement for sleep tests by Medicare

With 4 existing revenue streams AVS has a strong strategy to make risk a competitive advantage







AVASTRA

Company Announcement

31 July 2007

Avastra Ltd (ASX: AVS): Appendix 4C – Quarterly Report

Please find attached Appendix 4C, Consolidated Statement of Cash Flows, for the quarter and year to 30 June 2007.

Avastra is pleased to report positive cash flows from operations for Fiscal Year 2007 of $582,000 compared with negative $1,938,000 for the Fiscal Year 2006. Since commencing its strategy to acquire sleep diagnostic centres in December 2006 with the acquisition of Pacific Sleep Medicine, PDX, and SleepWell of Utah and Oregon, Avastra has collected over $15.2M from customers and is operationally profitable. Avastra acquired both somniTech (and somniCare) and California Sleep Solutions in early June 2007, therefore, only a portion of the cash flows from these operations are reflected in this figure.

Investors should note that a significant percentage of the Company's revenue comes from clinical trials with payments often collected in substantial portions at the end of projects. As a result it is difficult to equate cash flow statements with income statements. At 30 June 2007 the Company maintains a cash balance of $8.1M and has a further $7.1M in accounts receivable.

By Order of the Board

For further information contact Simon Mitchell, Executive Director, on +61 7 3120 0637.

Avastra Ltd ABN 47 094 446 803
Level 7, 360 Queen Street, Brisbane QLD 4000 AUSTRALIA
GPO Box 744, Brisbane QLD 4001 AUSTRALIA
phone: (61) 7 3120 0633, fax: (61) 7 3120 0639
info@avastra.com www.avastra.com

Rule 4.7B

Appendix 4C

Quarterly report for entities admitted on the basis of commitments

Name of entity

Avastra Ltd

ABN	Quarter ended ("current quarter")
47 094 446 803	**30 June 2007**

Consolidated statement of cash flows

	Cash flows related to operating activities		Current quarter $A'000	Year to date (12 months) $A'000
1.1	Receipts from customers		6,763	15,248
1.2	Payments for	(a) staff costs	(1,582)	(4,106)
		(b) advertising & marketing	(262)	(534)
		(c) research & development	-	-
		(d) leased assets	-	-
		(e) other working capital	(4,049)	(7,933)
1.3	Dividends received		-	-
1.4	Interest and other items of a similar nature received		107	320
1.5	Interest and other costs of finance paid		(49)	(86)
1.6	Income taxes paid		-	-
1.7	Other (provide details if material)			
	(a) bonuses paid to staff in acquired entity		-	(735)
	(b) consulting fees		(101)	(649)
	(c) legal fees		(70)	(268)
	(d) compliance		(158)	(374)
	(e) insurance		(2)	(301)
	Net operating cash flows		597	582

+ See chapter 19 for defined terms.

		Current quarter $A'000	Year to date (12 months) $A'000
1.8	Net operating cash flows (carried forward)	**597**	**582**
	Cash flows related to investing activities		
1.9	Payment for acquisition of:		
	(a) businesses (item 5)	(6,943)	(11,482)
	(b) equity investments		
	(c) intellectual property		
	(d) physical non-current assets	(157)	(402)
	(e) other non-current assets		
1.10	Proceeds from disposal of:		
	(a) businesses (item 5)		
	(b) equity investments		
	(c) intellectual property		
	(d) physical non-current assets	-	91
	(e) other non-current assets		
1.11	Loans to other entities		
1.12	Loans repaid by other entities		
1.13	Other (provide details if material)		
	Net investing cash flows	(7,100)	(11,793)
1.14	**Total operating and investing cash flows**	(6,503)	(11,211)
	Cash flows related to financing activities		
1.15	Proceeds from issues of shares, options, etc.	5,940	14,984
1.16	Proceeds from sale of forfeited shares		
1.17	Proceeds from borrowings		
1.18	Repayment of borrowings	(409)	(510)
1.19	Dividends paid		
1.20	Other (provide details if material)		
	Costs of raising capital	(421)	(1,223)
	Cash held in acquired business	149	2,280
	Net financing cash flows	5,259	15,531
	Net increase (decrease) in cash held	(1,244)	4,320
1.21	Cash at beginning of quarter/year to date	9,310	3,746
1.22	Exchange rate adjustments to item 1.20		
1.23	**Cash at end of quarter**	8,066	8,066

+ See chapter 19 for defined terms.

Payments to directors of the entity and associates of the directors
Payments to related entities of the entity and associates of the related entities

		Current quarter $A'000
1.24	Aggregate amount of payments to the parties included in item 1.2	140
1.25	Aggregate amount of loans to the parties included in item 1.11	

1.26 Explanation necessary for an understanding of the transactions

Directors fees and superannuation $105k
Travel reimbursement $35k

Non-cash financing and investing activities

2.1 Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows

2.2 Details of outlays made by other entities to establish or increase their share in businesses in which the reporting entity has an interest

Financing facilities available

Add notes as necessary for an understanding of the position. (See AASB 1026 paragraph 12.2).

		Amount available $A'000	Amount used $A'000
3.1	Loan facilities	589	421
3.2	Credit standby arrangements		

+ See chapter 19 for defined terms.

Reconciliation of cash

Reconciliation of cash at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.		Current quarter $A'000	Previous quarter $A'000
4.1	Cash on hand and at bank	6,191	6,676
4.2	Deposits at call	381	638
4.3	Bank overdraft		
4.4	Term Deposits	994	1,996
	Total: cash at end of quarter (item 1.23)	8,066	9,310

Acquisitions and disposals of business entities

		Acquisitions *(Item 1.9(a))*	Disposals *(Item 1.10(a))*
5.1	Name of entity	California Sleep Solutions, LLC	N/A
5.2	Place of incorporation or registration	California, USA	
5.3	Consideration for acquisition or disposal	$1,250,000 plus 720,000 shares (excluding earn out payments)	
5.4	Total net assets	$717,000	
5.5	Nature of business	Operator of sleep diagnostic laboratories and supplier of sleep therapeutic equipment	

		Acquisitions *(Item 1.9(a))*	Disposals *(Item 1.10(a))*
5.1	Name of entity	somniTech, Inc, somniCare Inc & somniSchool Inc	N/A
5.2	Place of incorporation or registration	Kansas, USA	
5.3	Consideration for acquisition or disposal	$3,590,000 plus 1,150,000 fully paid ordinary shares (excluding earn out payments)	
5.4	Total net assets	$1,531,000	
5.5	Nature of business	Operator of sleep diagnostic laboratories and supplier of sleep therapeutic equipment	

+ See chapter 19 for defined terms.

Compliance statement

1 This statement has been prepared under accounting policies which comply with accounting standards as defined in the Corporations Act (except to the extent that information is not required because of note 2) or other standards acceptable to ASX.

2 This statement does give a true and fair view of the matters disclosed.

Sign here: .... Date: 31 July 2007
(Company Secretary)

Print name: Paul Jobbins

Notes

1. The quarterly report provides a basis for informing the market how the entity's activities have been financed for the past quarter and the effect on its cash position. An entity wanting to disclose additional information is encouraged to do so, in a note or notes attached to this report.

2. The definitions in, and provisions of, *AASB 1026: Statement of Cash Flows* apply to this report except for the paragraphs of the Standard set out below.

   - 6.2 - reconciliation of cash flows arising from operating activities to operating profit or loss
   - 9.2 - itemised disclosure relating to acquisitions
   - 9.4 - itemised disclosure relating to disposals
   - 12.1(a) - policy for classification of cash items
   - 12.3 - disclosure of restrictions on use of cash
   - 13.1 - comparative information

3. **Accounting Standards.** ASX will accept, for example, the use of International Accounting Standards for foreign entities. If the standards used do not address a topic, the Australian standard on that topic (if any) must be complied with.

+ See chapter 19 for defined terms.

AVASTRA

For personal use only

Company Announcement

27 July 2007

Avastra Ltd (ASX: AVS): Issues of Shares and Options

Please find attached Appendix 3B notifying the issues of shares and options.

A further 2,398,554 fully paid ordinary shares have been issued as part consideration for the acquisition of Pacific Sleep Medicine ("PSM"). Consideration for the acquisition, which was completed on 30 November 2006, was detailed in the Company's Prospectus dated 5 October 2006. A deferred payment of US$1.5 million was due 9 months after the completion of the acquisition. Four of the five sellers of PSM have since requested that they receive a payment in the form of shares in the company in lieu of cash. These shares have been issued at an agreed price of US$0.50 per share.

Options have been issued to advisors to the company.

By Order of the Board

Paul Jobbins
Company Secretary

Avastra Ltd ABN 47 094 446 803
Level 7, 360 Queen Street, Brisbane QLD 4000 AUSTRALIA
GPO Box 744, Brisbane QLD 4001 AUSTRALIA
phone: (61) 7 3120 0633, fax: (61) 7 3120 0639
info@avastra.com www.avastra.com

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

AVASTRA LTD

ABN

47 094 446 803

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully paid ordinary shares Options
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	2,398,554 fully paid ordinary shares 3,650,000 options

+ See chapter 19 for defined terms.

3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Fully paid ordinary shares. Options over unissued ordinary shares: 2,025,000 options at $0.00 vesting 18 July 2008 if quarterly revenues are at least US$2.5M, expiring on the earlier of 5 years from issue or 2 years from vesting. 625,000 options at $0.00 vesting 18 January 2009 if quarterly revenues are at least US$3.75M, expiring on the earlier of 5 years from issue or 2 years from vesting. 1,000,000 options at $0.00 vesting 18 July 2009 if quarterly revenues are at least US$5.0M, expiring on the earlier of 5 years from issue or 2 years from vesting.
4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	Nil
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	A further 2,398,554 fully paid ordinary shares have been issued as part consideration for the acquisition of Pacific Sleep Medicine Services, Inc. 3,650,000 options have been issued to advisors to the company.

7 Dates of entering +securities into uncertificated holdings or despatch of certificates

27 July 2007

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
101,733,339	Ordinary shares

9 Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)

Number	**+Class**
320,000	Series 3 options exercisable at $1.00 before 21 January 2008
130,000	Staff options exercisable at $0.20 before 2 October 2008
2,000,000	Options exercisable at $0.25 and $0.40 before 26 October 2008
4,600,000	Options exercisable at $0.00 with various vesting dates, conditions and expiry dates.
1,580,000	ESOP Options with various exercise prices, vesting conditions and expiry dates.

10 Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)

Part 2 - Bonus issue or pro rata issue

11 Is security holder approval required?

12 Is the issue renounceable or non-renounceable?

13 Ratio in which the +securities will be offered

+ See chapter 19 for defined terms.

14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will **not** be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	

26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	N/A
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) [√] Securities described in Part 1

(b) [ ] All other securities

Example: restricted securities at the end of the escrowed period, partly pa d securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry o · conversion of convertible securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	N/A
39	Class of +securities for which quotation is sought	N/A
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	N/A

41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	N/A

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

  - An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

    Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

  - Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

  - We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 27 July 2007
(Company Secretary)

Print name: Paul Jobbins

AVASTRA

Company Announcement

27 July 2007

Avastra Ltd (ASX: AVS): Issues of Shares and Options

Please find attached Appendix 3B notifying the issues of shares and options.

A further 50,743 fully paid ordinary shares have been issued as part consideration for the acquisition of Sleepwell Partners, LLC. Up to a further 102,307 shares may be issued. The issue of these shares was approved by shareholders on 15 June 2007.

1,000,000 options have been issued to an executive of the company under its ESOP.

The company has also reached agreement with a related party for the issue of 300,000 options subject to shareholder approval. It is expected that shareholder approval will be sought at this year's Annual General Meeting. The options will have no exercise price and will expire on 15 March 2012. 100,000 options will vest on 5 April 2008, 5 October 2008 and 5 April 2009 subject to earnings targets being met.

By Order of the Board

Paul Jobbins
Company Secretary

Avastra Ltd ABN 47 094 446 803
Level 7, 360 Queen Street, Brisbane QLD 4000 AUSTRALIA
GPO Box 744, Brisbane QLD 4001 AUSTRALIA
phone: (61) 7 3120 0633, fax: (61) 7 3120 0639
info@avastra.com www.avastra.com

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

AVASTRA LTD

ABN

47 094 446 803

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully paid ordinary shares Options
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	50,743 fully paid ordinary shares 1,000,000 options
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Fully paid ordinary shares. Options over unissued ordinary shares: 500,000 options issued under the ESOP at $0.35 vesting 6 July 2008 if quarterly EPS is at least US$0.01, expiring on the earlier of 5 years from issue or 2 years from vesting. 500,000 options issued under the ESOP at $0.70 vesting 6 July 2009 if quarterly EPS is at least US$0.0125, expiring on the earlier of 5 years from issue or 2 years from vesting.

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	Nil
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	A further 50,743 fully paid ordinary shares have been issued as part consideration for the acquisition of Sleepwell Partners, LLC. Up to a further 102,307 shares may be issued. The issue of these shares was approved by shareholders on 15 June 2007. 1,000,000 options have been issued to an executive under the ESOP.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	27 July 2007

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	99,334,785	Ordinary shares

9 Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
320,000	Series 3 options exercisable at $1.00 before 21 January 2008
130,000	Staff options exercisable at $0.20 before 2 October 2008
2,000,000	Options exercisable at $0.25 and $0.40 before 26 October 2008
950,000	Options exercisable at $0.00 with various vesting dates, conditions and expiry dates.
1,580,000	ESOP Options with various exercise prices, vesting conditions and expiry dates.

10 Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)

Part 2 - Bonus issue or pro rata issue

11 Is security holder approval required?

12 Is the issue renounceable or non-renounceable?

13 Ratio in which the +securities will be offered

14 +Class of +securities to which the offer relates

15 +Record date to determine entitlements

16 Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?

17 Policy for deciding entitlements in relation to fractions

+ See chapter 19 for defined terms.

18	Names of countries in which the entity has +security holders who will **not** be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	

29 Date rights trading will end (if applicable)

30 How do +security holders sell their entitlements *in full* through a broker?

31 How do +security holders sell *part* of their entitlements through a broker and accept for the balance?

32 How do +security holders dispose of their entitlements (except by sale through a broker)?

N/A

33 +Despatch date

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) [√] Securities described in Part 1

(b) [ ] All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 [ ] If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 [ ] If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

+ See chapter 19 for defined terms.

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	N/A
39	Class of +securities for which quotation is sought	N/A
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	N/A
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	N/A

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

  - An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

    Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

  - Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

  - We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

  - If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 27 July 2007
(Company Secretary)

Print name: Paul Jobbins

+ See chapter 19 for defined terms.

AVASTRA

Company Announcement

16 July 2007

Avastra Ltd (ASX: AVS): Securities to be released from Escrow

In accordance with Listing Rule 3.10A, Avastra advises that 83,334 ordinary shares will be released from voluntary escrow on 1 August 2007.

166,668 ordinary shares will remain in voluntary escrow with 41,667 released from escrow on the 1st day of each month, until 1 December 2007.

250,002 ordinary shares will remain in voluntary escrow with 41,667 released from escrow on the 1st day of each month, until 1 February 2008.

By Order of the Board

Paul Jobbins
Company Secretary

Avastra Ltd ABN 47 094 446 803
Level 7, 360 Queen Street, Brisbane QLD 4000 AUSTRALIA
GPO Box 744, Brisbane QLD 4001 AUSTRALIA
phone: (61) 7 3120 0633, fax: (61) 7 3120 0639
info@avastra.com www.avastra.com

Form 605

Corporations Act 2001
Section 671B

Notice of ceasing to be a substantial holder

To Company Name / Scheme: Avastra Ltd

ACN/ARSN: ABN 47 094 446 803

1. Details of Substantial Holder (1)

Name: Queensland Investment Corporation
ACN/ARSN (if applicable)

The holder ceased to be a substantial holder on: 03/07/2007

The previous notice was dated: 18/06/2007

2. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest (2) of the substantial holder or an associate (3) in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of change	Person whose relevant interest changed	Nature of change (6)	Consideration given in relation to change (7)	Class and number of securities affected	Person's votes affected
3-Jul-07	Queensland Investment Corporation	Share Sale	$5,321,266.40	7,618,570	Queensland Investment Corporation

3. Changes in association

The persons who have become associates (3) of, ceased to be associates of, or have changed the nature of their association (7) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN/ARSN (if applicable)	Nature of association
N/A	

4. Addresses

The addresses of persons named in this form are as follows:

Name	Address
Queensland Investment Corporation	GPO Box 2242, Brisbane QLD 4001

Signature

Print Name: John Gethin-Jones

Capacity: General Manager Global Equities

Sign Here: [signature]

Date: 05/07/2007

Note 22: Capital and Leasing Commitments

	Consolidated Entity 2007 $'000	Consolidated Entity 2006 $'000	Parent Entity 2007 $'000	Parent Entity 2006 $'000
a. Finance Lease and Hire Purchase Commitments				
Payable — minimum payments				
— not later than 12 months	803	-	-	-
— between 12 months and 5 years	860	-	-	-
— greater than 5 years	-	-	-	-
Minimum payments	1,663	-	-	-
Less future finance charges	(192)	-	-	-
Present value of minimum payments	1,471	-	-	-
b. Operating Lease Commitments				
Non-cancellable operating leases contracted for but not capitalised in the financial statements				
Payable — minimum lease payments				
— not later than 12 months	1,535	-	-	-
— between 12 months and 5 years	3,984	-	-	-
— greater than 5 years	3,368	-	-	-
	8,887	-	-	-

	Consolidated Entity 2007 $'000	Consolidated Entity 2006 $'000	Parent Entity 2007 $'000	Parent Entity 2006 $'000
c. Other Commitments				
Expenditure commitments contracted for:				
Corporate and Mergers & Acquisitions advisory services	1,484	-	1,484	-
	1,484	-	1,484	-
Payable:				
— not later than 12 months	636	-	636	-
— between 12 months and 5 years	848	-	848	-
— greater than five years	1,484	-	1,484	-

Note 23: Contingent Liabilities and Contingent Assets

Contingent Liabilities

Earn-out amounts - Sleepwell Partners, LLC
In accordance with the Purchase Agreement to acquire 100% of the interests in Sleepwell Partners, LLC, the consolidated entity is committed to pay 15% of actual gross cash receipts over 3 years from the date of acquisition. Payments will be made on a quarterly basis and only when EBITDA of Sleepwell Partners, LLC is positive, and only up to 50% of that positive EBITDA. As payments are made they will be charged to the investment in Sleepwell Partners, LLC. No earn-out amounts have been brought to account in the 2007 financial report as they can not be reliably measured.

Note 24: Segment Reporting

Primary Reporting — Business Segments

The consolidated entity has the following business segments:

- Clinical studies
- Research studies
- Medical equipment sales

Year ended 30 June 2007	Clinical studies $'000	Research studies $'000	Medical equipment sales $'000	Corporate overhead / Unallocated $'000	Consolidated $'000
External sales	6,645	5,130	1,222	-	12,997
Other revenue	-	-	-	349	349
Total revenue	6,645	5,130	1,222	349	13,346
Segment result (before finance costs)	848	1,139	202	(4,233)	(2,044)
Finance costs				(456)	(456)
Profit before income tax					(2,500)
Income tax expense					465
Profit after income tax					(2,035)
Segment assets	4,532	3,124	1,242	-	8,898
Unallocated assets				37,799	37,799
Total assets					46,697
Segment liabilities	1,654	190	469	-	2,313
Unallocated liabilities				24,399	24,399
Total liabilities					26,712
Acquisitions of non-current segment assets	93	34	-	2,423	2,550
Depreciation and amortisation of segment	81	91	25	36	233
Other non-cash segment expenses	-	-	-	-	-

Secondary Reporting — Geographical Segments

The consolidated entity's business segments are located in the United States and corporate operations are located in Australia.

	Segment Revenues from External Customers		Carrying Amount of Segment Assets		Acquisitions of Non-current Segment Assets	
	2007 $'000	2006 $'000	2007 $'000	2006 $'000	2007 $'000	2006 $'000
Geographical location:						
United States	12,997	-	41,324	-	29,420	-
Australia	24	325	5,373	3,944	3	13
	13,021	325	46,697	3,944	29,423	13

Accounting Policies

Segment revenues and expenses are those directly attributable to the segments and include any joint revenue and expenses where a reasonable basis of allocation exists. Segment assets include all assets used by a segment and consist principally of cash, receivables, inventories, intangibles and property, plant and equipment, net of allowances and accumulated depreciation and amortisation. While most such assets can be directly attributed to individual segments, the carrying amount of certain assets used jointly by two or more segments is allocated to the segments on a reasonable basis. Segment liabilities consist principally of payables, employee benefits, accrued expenses provisions and borrowings. Segment assets and liabilities do not include deferred income taxes.

Intersegment Transfers

Segment revenues, expenses and results include transfers between segments. The prices charged on intersegment transactions are the same as those charged for similar goods to parties outside of the consolidated entity at an arm's length. These transfers are eliminated on consolidation.

Note 25: Cash Flow Information

	Note	Consolidated Entity 2007 $'000	Consolidated Entity 2006 $'000	Parent Entity 2007 $'000	Parent Entity 2006 $'000
a. Reconciliation of Cash Flow from Operations with Profit after Income Tax					
Profit after income tax		(2,035)	(3,000)	(2,803)	(3,000)
Non-cash flows in profit					
Amortisation		-	100	-	100
Depreciation		233	74	1	74
Net loss/(gain) on disposal of property, plant and equipment		22	28	12	28
Share options expensed		176	-	176	-
Share based payments		1,951	-	1,831	-
Impairment write down		-	734	-	734
Changes in assets and liabilities, net of the effects of purchase and disposal of subsidiaries					
(Increase)/decrease in trade and term receivables		1,387	(93)	-	(93)
(Increase)/decrease in other receivables		653	-	56	-
(Increase)/decrease in prepayments		(317)	-	51	-
(Increase)/decrease in inventories		(151)	-	-	-
Increase/(decrease) in trade payables and accruals		792	100	68	100
(Increase)/decrease in other payables		(962)	-	(52)	-
(Increase)/decrease in income taxes payable		254	-	-	-
Increase/(decrease) in deferred taxes		(712)	-	(430)	-
Increase/(decrease) in provisions		98	-	(3)	-
Increase/(decrease) in foreign currency translation reserve		(829)	-	-	-
Cash flow from operations		560	(2,057)	(1,093)	(2,057)

b. Acquisition of Entities

The cash payments made for the acquisition of businesses during the year are explained as follows:

	Note	Consolidated Entity 2007 $'000	Consolidated Entity 2006 $'000	Parent Entity 2007 $'000	Parent Entity 2006 $'000
Total consideration for acquired businesses	11	26,986	-	-	-
Costs of acquisitions		2,691	-	-	-
Less: cash in acquired businesses		(2,138)	-	-	-
Less: deferred consideration payable - current		(5,272)	-	-	-
Less: deferred consideration payable - non-current		(10,575)	-	-	-
Less: consideration satisfied by the issue of shares		(2,760)	-	-	-
Cash flow on acquisition net of cash acquired		8,932	-	-	-
Costs of acquisitions not yet completed		88	-	-	-
Payments for acquisition of businesses		9,020	-	-	-

c. Non-cash Financing and Investing Activities

Share issues

5,000,000 ordinary shares were issued at $0.20 as part of the consideration for the purchase of Pacific Sleep Medicine Services, Inc. based on the assumed share price on the day the acquisition was completed.

810,000 ordinary shares were issued at $0.54 as part of the consideration for the purchase of Sleepwell Partners, LLC. based on the last share price quoted on the day the acquisition was completed.

150,000 ordinary shares were issued at $0.58 as part of the consideration for the purchase of PDX Sleep Solutions, LLC. based on the last share price quoted on the day the acquisition was completed.

720,000 ordinary shares were issued at $0.70 as part of the consideration for the purchase of California Sleep Solutions, LLC. based on the last share price quoted on the day the acquisition was completed.

1,150,000 ordinary shares were issued with a fair value of $685,000 as part of the consideration for the purchase of the somniSleep Group based on the share price when the shares were issued.

Note 25: Cash Flow Information (continued)

	Consolidated Entity		Parent Entity	
	2007 $'000	2006 $'000	2007 $'000	2006 $'000
d. Credit Standby Arrangements with Banks				
Line of Credit facility (US$500,000)	589	-	-	-
Amount utilised (US$357,000)	421	-	-	-
	168	-	-	-

The line of credit will be repaid after year-end.
Interest rates are variable and subject to adjustment.

Note 26: Events After the Balance Sheet Date

On 27 July 2007, the Group acquired 100% of the issued capital of Complete Sleep, LLC, a sleep centre business in Arizona, United States, for a purchase consideration of $173,300 satisfied by the issue of 60,000 ordinary shares at an issue price of $0.595 each and the payment of US$122,000. The issue price was based on the market price on date of purchase. Further cash payments of up to US$100,000 may be made over 3 years after completion dependant on Complete Sleep, LLC achieving certain earnings targets. The financial effect of this transaction has not been brought to account in the 2007 financial report.

Note 27: Company Details

The registered office of Avastra Ltd is:
Level 7, 360 Queen Street, Brisbane QLD 4000, Australia

AVASTRA

Company Announcement

28 August 2007

Avastra Ltd (ASX: AVS)

Acquisition Letter of Intent for a Major 'Hub' Business on the East Coast of the US.

Avastra plans to move into the East Coast of the United States with an Acquisition Letter of Intent (LOI) for a major "hub" Sleep Centre business in New York and Florida.

Avastra is pleased to announce it has signed a LOI to acquire a large sleep centre business with locations in New York and Florida. Along with the LOI announced last week, Avastra plans to use its cash-on-hand to close both acquisitions.

This established and profitable sleep centre serves as Avastra's entrance into the East Coast market of the United States. Avastra has been advised that this business has reported trailing 12 month revenues (July 2006-June 2007) of US$5.3 million and EBIT of US$1.2 million from the New York operations alone. The Florida operations were opened within the last year. Because of its locations in the two largest states on the east coast, New York and Florida, the company has a strong platform from which to grow in the region.

This acquisition will mark the third 'hub' acquisition in the United States. In December of 2006, Avastra targeted a minimum of six 'hub' locations in the United States in order to establish a nationwide footprint. With the closing of this acquisition, Avastra will have established itself in four of these locations.

In the south-western United States, Avastra acquired the first 'hub' location, Pacific Sleep Medicine (PSM) in November of 2006.

In the mid-western United States, Avastra acquired the second 'hub', The SomniSleep Companies, in June 2007.

With the closing of this LOI, Avastra will add New York and Florida as the third and fourth 'hub' locations.

While the terms and conditions of the acquisition will not fully be determined until the final negotiation of the Purchase Agreement, the overall acquisition pricing of the business is within the range of 4-6 times EBIT. The structure will include a down payment and a series of earn-out payments over a period of a number of years.

Avastra Ltd ABN 47 094 446 803
Level 7, 360 Queen Street, Brisbane QLD 4000 AUSTRALIA
GPO Box 744, Brisbane QLD 4001 AUSTRALIA
phone: (61) 7 3120 0633, fax: (61) 7 3120 0639
info@avastra.com www.avastra.com

Steven Hull, MD, President and Medical Director of the Mid-Western Hub said, "I am excited to add another hub business to Avastra. We are now one step closer to establishing a nationwide footprint. "

Dr. Milt Erman, Chief Medical Officer and head of the Western hub for Avastra said, "Along with Dr. Hull, I am excited about how this business will expand the reach of our overall clinical trials business in the United States. The three very prominent Sleep Doctors will be a welcome addition to our elite medical team."

Dr. Mitchell Rosenberg, Chairman of Avastra said, "This is a major acquisition for Avastra. It gives the company reach into two additional large markets in the United States. Our business model revolves around making acquisitions of profitable sleep centre companies that can serve as platforms for other acquisitions in the region. With locations in New York and Florida, this company promises fantastic growth potential for both regions. It is exciting to be part of such a fast growing and profitable organization. With each acquisition, our cash flow increases and our vision of being the largest, highest quality and most dominant sleep centre company in the United States is becoming a reality."

The LOI has an exclusivity period until October 1st, 2007. Should a Purchase Agreement be reached, Avastra will provide details of the final terms and conditions.

The two LOIs recently announced will add (on a trailing twelve month basis), US$2.2 million in EBIT and will be closed using existing cash.

By Order of the Board

For further information contact Simon Mitchell, Executive Director, on +61 404 859 485.

Avastra Ltd ABN 47 094 446 803
Level 7, 360 Queen Street, Brisbane QLD 4000 AUSTRALIA
GPO Box 744, Brisbane QLD 4001 AUSTRALIA
phone: (61) 7 3120 0633, fax: (61) 7 3120 0639
info@avastra.com www.avastra.com

Company Announcement

23 August 2007

Avastra Ltd (ASX: AVS): Los Angeles Area Letter of Intent.

Continuing its "hub-and-spoke" strategy, Avastra is pleased to announce it has signed a Letter of Intent (LOI) with a long established and profitable sleep centre in Los Angeles, California.

Avastra is advised that this business has reported trailing 12 month revenues (July 2006-June 2007) of US$2.9 million and EBIT of US$1 million.

This acquisition will mark the third 'spoke' acquisition on the West Coast after acquiring Pacific Sleep Medicine (PSM) as a 'hub' platform in November of 2006. The acquisition will strengthen an already dominant position in the Western United States sleep diagnostics market.

While the terms and conditions of the acquisition will not be fully determined until the final negotiation of the Purchase Agreement, the overall acquisition pricing of the business is within the range of 4-6 times EBIT. The structure will include a down payment and a series of earn-out payments of a period of a number of years.

Dr. Milt Erman, Chief Medical Officer and head of the Western hub for Avastra said, " As we continue to grow organically on the West Coast, this high quality acquisition will add an important geographic site, in a heavily populated area, to our existing centres in the Los Angeles area. It also adds two very prominent Sleep Doctors to our medical team."

Dr. Mitchell Rosenberg, Chairman of Avastra said, "This planned 'spoke' acquisition adds to our other previous 'spoke' acquisitions of SleepWell, PDX, and California Sleep Solutions. This will provide Avastra the opportunity to realize regional economies of scale and offer our customers high quality service in more locations ".

The LOI has an exclusivity period until October 15th, 2007. Should a Purchase Agreement be reached, Avastra will provide details of the final terms and conditions.

For further information contact Simon Mitchell, Executive Director on +61 7 3120 0637.

Avastra Ltd ABN 47 094 446 803
Level 7, 360 Queen Street, Brisbane QLD 4000 AUSTRALIA
GPO Box 744, Brisbane QLD 4001 AUSTRALIA
phone: (61) 7 3120 0633, fax: (61) 7 3120 0639
info@avastra.com www.avastra.com

Company Announcement

17 August 2007

AVASTRA 2007 FINANCIAL YEAR END CONFERENCE CALL

Avastra is pleased to announce it will release its 2007 full year results on August 30, 2007. Avastra will issue an Analysts Presentation and will host a conference call to review its annual results, provide outlook for 2008 and beyond, and discuss market trends.

The conference call is scheduled to begin at:

8:30 am (August 30, 2007) Australian Eastern Standard Time
3:30 pm (August 29, 2007) US Pacific Standard Time
6:30 pm (August 29, 2007) US Eastern Standard Time

To participate in the conference call, please call one of the numbers below at least 10 minutes before the call begins and identify yourself to the operator or automated system:

Conference Name: Avastra Financial Results 2007
US: 1866 307 0659
Sydney: 02 8212 8410
Melbourne: 03 9010 0223
Brisbane: 07 3102 8828

Participant Pin Code: 743432#

After the presentation is delivered by members of the Avastra team, participants are invited to join a Q&A session.

The online archive of the broadcast will be available on the Avastra website (www.avastra.com) approximately 1 hour after the live call.

Avastra is one of the largest providers of sleep diagnostic testing in the United States. Our commitment is to provide the highest level of service in our network of accredited sleep laboratories in order to enhance our patients' quality of life. The Company provides a comprehensive range of services and products to the large population of sleep disorder sufferers across the United States. As well as offering in-laboratory testing, ambulatory testing and a wide range of products for treating sleep disorders, Avastra is a leader in conducting clinical trials for research organizations.

In recent times, Avastra has grown considerably and now offers services in many Western US states. The company has assembled a team of dedicated and experienced professionals using state of the art equipment in state of the art facilities. Further information can be obtained by contacting Simon Mitchell, Executive Director at +61 7 31200637 or smitchell@avastra.com

Avastra Ltd ABN 47 094 446 803
Level 7, 360 Queen Street, Brisbane QLD 4000 AUSTRALIA
GPO Box 744, Brisbane QLD 4001 AUSTRALIA
phone: (61) 7 3120 0633, fax: (61) 7 3120 0639
www.avastra.com

AVASTRA

Company Announcement

15 August 2007

Avastra Ltd (ASX: AVS): Securities to be released from Escrow

In accordance with Listing Rule 3.10A, Avastra advises that 83,334 ordinary shares will be released from voluntary escrow on 1 September 2007.

125,001 ordinary shares will remain in voluntary escrow with 41,667 released from escrow on the 1st day of each month, until 1 December 2007.

208,335 ordinary shares will remain in voluntary escrow with 41,667 released from escrow on the 1st day of each month, until 1 February 2008.

By Order of the Board

Paul Jobbins
Company Secretary

Avastra Ltd ABN 47 094 446 803
Level 7, 360 Queen Street, Brisbane QLD 4000 AUSTRALIA
GPO Box 744, Brisbane QLD 4001 AUSTRALIA
phone: (61) 7 3120 0633, fax: (61) 7 3120 0639
info@avastra.com www.avastra.com

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

AVASTRA LTD

ABN

47 094 446 803

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully paid ordinary shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	383,575
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Fully paid ordinary shares.

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes.
5	Issue price or consideration	Nil
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	A further 383,575 fully paid ordinary shares have been issued as part consideration for the acquisition of Sleepwell Partners, LLC. Up to a further 153,050 shares are to be issued to form part of the consideration. The issue of these shares was approved by shareholders on 15 June 2007.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	29 June 2007

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	99,284,042	Ordinary shares

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	750,000	Options exercisable at $0.25 before October 2008
		1,250,000	Options exercisable at $0.40 cents before 26 October 2008
		130,000	Staff options exercisable at $0.20 before 2 October 2008
		320,000	Series 3 options exercisable at $1.00 before 21 January 2008
		80,000	Options exercisable at $0.20 before 23 March 2010.
		500,000	Options: Exercise price: $0.00 Earliest exercise date: 23 March 2008, subject to vesting condition of quarterly consolidated revenues reaching US$2.5M. Expiry: earlier of 5 years from issue date and 2 years from earliest exercise date.
		300,000	Options: Exercise price: $0.00 Earliest exercise date: 23 September 2008, subject to vesting condition of quarterly consolidated revenues reaching US$3.75M. Expiry: earlier of 5 years from issue date and 2 years from earliest exercise date.
		150,000	Options: Exercise price: $0.00 Earliest exercise date: 23 March 2009, subject to vesting condition of quarterly consolidated revenues reaching US$5.0M. Expiry: earlier of 5 years from issue date and 2 years from earliest exercise date.

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	166,667	Options exercisable at: $0.35 Earliest exercise date: 25 May 2008, subject to vesting condition of quarterly earnings per share of $0.01. Expiry: earlier of 5 years from issue date and 2 years from earliest exercise date.
		166,667	Options exercisable at: $0.70 Earliest exercise date: 25 May 2009, subject to vesting condition of quarterly earnings per share of $0.0125. Expiry: earlier of 5 years from issue date and 2 years from earliest exercise date.
		166,666	Options exercisable at: $1.05 Earliest exercise date: 25 May 2010, subject to vesting condition of quarterly earnings per share of $0.02. Expiry: earlier of 5 years from issue date and 2 years from earliest exercise date.

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	

14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will **not** be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	

+ See chapter 19 for defined terms.

26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	N/A
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) [√] Securities described in Part 1

(b) [ ] All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	N/A
39	Class of +securities for which quotation is sought	N/A
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	N/A

+ See chapter 19 for defined terms.

41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	N/A

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

  - An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

    Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

  - Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

  - We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

  - If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the

Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... (Company Secretary) Date: 29 June 2007

Print name: Paul Jobbins

+ See chapter 19 for defined terms.

AVASTRA

Investor Presentation and Update
June 22 – 30, 2007

AVASTRA

General Overview of Strategy

Overall Market Characteristics

- US$2 billion market for sleep diagnostic services
- Industry growth estimated to be 20%+ per year for the last 10 years
- Highly fragmented market:
  - Over 1100 companies in the industry
  - Avastra is currently one of the top 5 companies in the industry
  - The largest company has less than 5% of market
- No exits for current owners of centres yields favourable pricing
  - US public markets too large for typical business
  - No industry players (Respironics/F&P/ResMed, insurance carriers, DME companies) interested in purchasing centres

AVASTRA

Business Strategy

- Acquire "hub" businesses at favourable pricing (5-6x EBITDA). The businesses have 4 lines of revenue:
  - Diagnostic sleep tests, CPAP sales, Clinical Trails, and Ambulatory
- Acquire "spoke" businesses with (typically) 2 lines of revenue (diagnostics and CPAP)
- Install professional management to organise and integrate businesses
- Spread "hub" revenue streams to "spoke" businesses

VASTRA

VASTRA

Historical Financials
&
Financial Targets

History

- Avastra has EGM in September 2006 to authorise change in direction toward buying sleep centres
- Avastra acquires five profitable and established sleep centre businesses
- Avastra recruits and hires senior management to integrate and consolidate the businesses
- Avastra continues to integrate and optimise these acquisitions

AVASTRA

Annualised Run Rate Figures September 2006 – May 2007

	Snapshot September 2006 (EGM)	Snapshot December 2006	Snapshot May 2007
Annualised run rate Revenues	$ 0	A$18,400,000	A$37,600,000
Annualised run rate EBITDA (including corporate overhead)	A$(2,100,000)	A$1,500,000	A$3,500,000

- Annualised Snapshot Revenue and EBITDA figures are based upon trailing 12 months of revenue and EBITDA for each acquired business (even if prior to Avastra ownership), less corporate overhead and other expenses to improve the acquired businesses but excludes share-based payments. The result is a "run rate" figure for the business assuming no further growth and no further acquisitions. Therefore, full results of acquired companies will not fully impact Avastra's financials until acquired businesses are owned by Avastra for one year.
- All figures are rounded unaudited actual annualised run rate results.

AVASTRA

Current Assets
September 2006 – May 2007

	Actual September 2006 (EGM)	Actual December 2006	Actual May 2007
Cash	A$3,400,000	A$8,400,000	A$11,600,000
Acc/Rec.	-	A$7,400,000	A$6,100,000

- All historical actual results are reported in Australian dollars as exchange rates were known
- All financial targets are in US dollars because exchange rates cannot be accurately predicted

VASTRA

Long Term Targets (US$)

	FY 2008	FY 2009	FY2010
Revenues	US$ 45,500,000	US$ 72,000,000	US$ 105,000,000
EBITDA	US$ 5,800,000	US$ 15,500,000	US$ 24,500,000

Targets are intended to reflect full year results, ending June 30 of the fiscal year

FY2008 margins are impacted by expenses in creating systems for future integration of acquisitions; Margins normalised thereafter

Avastra has already acquired 2 Hubs and 3 spokes in 6 months and started 1 new centre.

<u>Assumptions:</u>

- Assumes pace of 4 acquisitions per year. AVS has already made 5 acquisitions in the first 6 months.
- 3 "Spoke" acquisitions averaging annual $600,000 in EBITDA per year, paying an average of 2x EBITDA down-payment, with earnouts of 1x EBITDA for 3 years
- 1 "Hub" acquisition with ave. annual $1,500,000 in EBITDA per year, paying an average of 2.5x EBITDA, with earnouts of 1.25x EBITDA for 3 years
- 2 new sleep centers started per year with 5 beds (which will initially incur losses)
- Assumes cost and revenue synergies for acquisitions do not start to impact financial results until 6 months after acquisition
- All revenue lines from hubs will be introduced to spoke acquisitions within 6 months
- Assumes organic growth of existing businesses of approx. 15% per year in EBITDA

AVASTRA

Current Business Description

Integration Plan
&
Acquisition Plan

Profile of Currently Owned Centres

- **Pacific Sleep Medicine**
  - 7 Board Certified Sleep Doctors
  - 50% of revenues are research (clinical trials)
  - Largest sleep business in California
  - Ambulatory capable
- **SleepWell**
  - 2 Board Certified Sleep Doctors
  - Two large centres in Utah and Oregon
  - AVS has successfully integrated research into both sites
  - DME sales increasing from purchase
- **PDX Sleep Solutions**
  - DME contracts in Oregon
  - Opening sleep centre in Oregon (greenfield)
  - DME contract being awarded in Oregon
- **The SomniSleep Companies**
  - 3 Board Certified Sleep Doctors
  - 30 % of revenues are research (clinical trials), well known as top research company in the US by drug companies
  - Ambulatory capable
- **California Sleep Solutions**
  - 1 Board Certified Sleep Doctor planned to hire
  - 40% of revenues from CPAP
  - Higher than average CPAP "conversion" rate
  - Research is planned for end of 2007

VASTRA

Currently Owned Sleep Centres



somniTech
Sleepwell
PDX
CSS
PSM
WA
OR
CA
NV
ID
MT
WY
UT
AZ
NM
CO
ND
SD
NE
KS
OK
TX
MN
IA
MO
AR
LA
WI
IL
MI
IN
OH
KY
TN
MS
AL
GA
FL
SC
NC
VA
WV
PA
NY
ME
NH
VT
MA
RI
CT
NJ
DE
MD
DC
AK
HI

Hub Business   Spoke Business/Spoke sleep centres (owned by hubs)

VASTRA

AVASTRA

Acquisition Pipeline

Target Rich Environment – AVS is Currently Negotiations with Many Targets


WA
OR
MT
ID
ND
SD
WY
MN
WI
MI
NV
UT
CO
NE
IA
IL
IN
OH
KS
MO
KY
WV
VA
AZ
NM
OK
AR
TN
NC
MS
AL
GA
TX
LA
NY
PA
NH
VT
ME
MA
RI
CT
NJ
DE
MD
DC
AK
HI

Hubs in which AVS is in purchase negotiations
Spokes in which AVS is in purchase negotiations

VASTRA

Pipeline of Potential Acquisitions

	Hub sellers (businesses with 3-4 lines of revenues) in negotiations	Spoke sellers (businesses with 1-2 lines of revenues) in negotiations	Qualified sellers in contact but not negotiation	**Total Pipeline**
Total Businesses	12	17	28	**57**
Total trailing 12 months revenues	US$66,000,000	US$25,000,000	US$125,000,000	**$206,000,000**
Total trailing 12 months EBITDA	US$18,000,000	US$5,500,000	US$30,000,000	**$50,500,000**
Total Centres	52	35	110	**197**
Total Beds	230	135	550	**915**

AVS does not intend to close all or even most of these targets
The acquisition strategy is to build a large pipeline which has historically yielded better quality acquisitions at better pricing

VASTRA

Strategies for Facing Market Risks Create Competitive Advantage for Avastra

- Labour shortage of qualified and trained sleep technicians
  - AVS is well positioned with a sleep technician school to train and retain qualified personnel
- Integration
  - Earn-out structure creates incentives for sellers to limit costs and grow revenue
- Ambulatory reimbursement for sleep tests by Medicare
  - With 4 existing revenue streams, AVS has a strong strategy to make risk a competitive advantage

AVASTRA

AVASTRA

Operational Plan

Organizational Chart for AVS


Patients/Referring Doctors
Shareholders
SLEEP CENTRE
CPAP/Therapeutics Sales
Clinical Trials Sales
Sleep Diagnostics Sales
Sleep Technicians
Respiratory Therapists
Back Office:
Billing/
Contracting
I.T./General
Accounts
Medical Group/Employed
Doctors
General Managers
Executive Team: Leader - Kai Wenk-Wolff, COO; Milt Erman, CMO
Board of Directors

Integration Plan

- Revenue Enhancements:
  - Acquire hub business with 4 lines of revenue
  - Acquire spoke business with 1-2 lines of revenue
  - Start-up spoke lab in area with existing payor contracts
  - **Populate spoke businesses with additional "hub" revenue streams**
- Efficiencies:
  - Centralise billing, contracting, information systems
  - Improve pricing for CPAP procurement with added purchasing power
  - Nationalised marketing for large payor accounts
  - Staffing within geographic regions
  - Standard operating procedures/best practices
  - Human resource administration

VASTRA

VASTRA

Summary

Company Overview September 2006- June 2007

- On 29 August 2006 Shareholders approved significant change to nature and scale of Company's activities - focus on sleep disorder diagnostics – US$2B market
- *Acquired PSM; Dec. 07 as "hub" business*
- *Acquired SleepWell and PDX; Jan and Feb 07 as "spoke" businesses*
- *Acquired Ca Sleep; May 07 as "spoke" business*
- *Acquired Somnitech; June 07 as "hub" business*
- **Hired professional management (COO, CMO, CFO) to operate, integrate and improve businesses**
- The west coast "Hub" has successfully opened additional revenue streams into spoke businesses increasing revenues and EBITDA
- Achieved operational efficiencies through centralised management and back office functions
- Large pipeline of acquisitions will result in substantial growth in profits and revenues over the next 3 years

VASTRA

FORM 603

Corporations Act 2001
Section 671B

Notice of initial Substantial Holder

To: Avastra Limited

ACN/ARSN: 094 446 803

1. Details of substantial holder

Name: Commonwealth Bank of Australia ACN 123 123 124 (CBA), and its subsidiaries

The holder became a substantial holder on: 18/06/2007

2. Details of voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate had a relevant interest in on the date the substantial holder became a substantial holder are as follows:

Class of securities	Number of securities	Person's votes	Voting Power
Fully paid ordinary shares	6,948,269	6,948,269	7.04%

For the securities (if any) listed below see NOTE 1 at the end of this form

Class of securities	Number of securities	Person's votes	Voting Power
Fully paid ordinary shares	0	0	0% See note 1 at the end of this form

For the securities (if any) listed below see NOTE 2 at the end of this form

Class of securities	Number of securities	Person's votes	Voting Power
Fully paid ordinary shares	0	0	0% See note 2 at the end of this form

Class of securities	Number of securities	Person's votes	Voting Power
GRAND TOTAL Fully paid ordinary shares	6,948,269	6,948,269	7.04%

For any enquiries regarding this notice, please contact Carol Ye on 02 9303 6132 or Adrienne Harverson on 02 9303 6661.

3. Details of relevant interests

The nature of the relevant interest the substantial holder or an associate had in the following voting securities on the date the substantial holder became a substantial holder are as follows:

Holder of relevant interest	Nature of relevant interest	Class and number of shares
Colonial First State Investment Limited (1)	Power to exercise voting rights pursuant to position held as the responsible entity of a managed investment scheme	6,948,269 Fully paid ordinary shares
Total		6,948,269

4. Details of present registered holders

The persons registered as holders of the securities referred to in paragraph 3 above are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder	Class and number of shares
Colonial First State Investment Limited (1)	Citicorp Nominees Pty Limited		6,948,269 Fully paid ordinary shares
Grand Total			6,948,269

5. Consideration

The consideration paid for each relevant interest referred to in paragraph 3 above, and acquired in the four months prior to the day that the substantial holder became a substantial holder, is as follows:

Holder of relevant interest	Date of acquisition	Consideration Cash	Non-Cash	Class and number of securities
See annexure "B" to this notice.				

6. Associates

The reasons the persons named in paragraph 3 above are associates of the substantial holder are as follows:

Name and ACN/ARSN (if applicable)	Nature of Association
Colonial First State Investment Limited (1)	Is a related body corporate of Commonwealth Bank of Australia

7. Addresses

The addresses of persons named in this form are as follows:

Name	Address
Colonial First State Investment Limited (1)	Level 29, 52 Martin Place, Sydney NSW 2000

8. Signature

NOTE 1--(This note is relevant to section 2 3 4 and 5)

The relevant interests in these securitites are /were held by Colonial First State Investments Limited (CFS) as responsible entity of the specified registered managed investment schemes and relate(d) to holdings in connection with the Colonial First State First Choice product range. Decisions to buy/sell those securities and exercise voting rights in relation to those securities are made by external managers (unrelated to the Commonwealth Bank Group) to whom CFS has outsourced those functions. By instrument dated 29 October 2001 the Australian Securities and Investments Commission has granted certain relief to CFS and its related bodies corporate for these holdings from the provisions of Chapter 6 of the Corporations Act in relation to the acquisition of such securities.

NOTE 2--(This note is relevant to section 2 3 4 and 5)

452 Capital Pty Ltd ("452 Capital") is the investment manager in relation to the securities. Exercise of voting and disposal powers by 452 Capital is subject to any client direction. CMLA has a relevant interest in more than 20% of the shares in 452 Capital by virtue of the Exclusivity Agreement attached as Annexure A and therefore, by virtue of s608(3)(a) has a deemed relevant interest in the securities.



....

John Damien Hatton – Company Secretary

Dated the 21 day of June 2007.

Annexure A

This is the annexure mark A referred to in Form 603, Notice of initial Substantial Holder of Commonwealth Bank of Australia ACN 123 123 124 and certain other companies dated 18/06/2007

John Damien Hatton – Company Secretary

SCHEDULE

A.C.N. 004 929 962 Pty Ltd (ACN 4929962)
A.C.N. 080 159 762 Pty Ltd (ACN 80159762)
ACAPM Holdings B Pty Limited (ACN 99726486)
Aetna Properties Ltd (ACN 572225)
AGAL Holdings Pty Limited (ACN 96911367)
Aquashell Pty Limited (ACN 57036076)
Armraynald Investments Pty Limited (ACN 68291403)
ASB Group Investments Limited (533945)
Australian Company Number 002 680 471 Pty Limited (ACN 2680471)
Australian TIC Management Pty Limited (ACN 2213952)
Bennelong Centre Pty Ltd (ACN 7328949)
Brookhollow Ave Pty Limited (ACN 81129660)
CB-CLA Limited (ACN 3069458)
CB-CLAS Limited (ACN 3177222)
CB-CLHA Limited (ACN 3742747)
CB-CLPF Limited (ACN 1657503)
CB-CLRA Pty Limited (ACN 1826893)
CBA CORPORATE SERVICES (NSW) PTY LIMITED (72765434)
CBA Indemnity Co. Pty Limited (ACN 72183290)
CBA Investments (No 2) Pty Limited (ACN 73093286)
CBA Leasing (No 2) Pty Limited (ACN 64489238)
CBA Specialised Financing Limited (ACN 8544554)
CBFC Limited (ACN 8519462)
CC Group Holdings Pty Ltd (ACN 5934083)
Chullora Equity Investment (No 1) Pty Limited (ACN 70676943)
Chullora Equity Investment (No 3) Pty Limited (ACN 70677431)
CM Somerton Pty Ltd (ACN 5367671)
CMG Asia Pty Ltd (ACN 75668932)
CMG CH China Funds Management Limited (ACN 61146183)
Collateral Leasing Pty Limited (ACN 2681218)
Colonial Agricultural Company Limited (ACN 3963862)
Colonial Asset Management Limited (ACN 64031769)
Colonial e.Com Ltd (ACN 3345766)
Colonial Finance (Australia) Ltd (ACN 89843041)
Colonial Financial Corporation Limited (ACN 29818)
Colonial First State Fund Services Ltd (ACN 3257001)
Colonial First State Investments Limited (CFSIL) (ACN 2348352)
Colonial First State Private Equity Limited (ACN 2642819)
Colonial First State Property Holdings No 3 Pty Ltd (ACN 8100445)
Colonial First State Property Limited (ACN 85313926)
Colonial Holding Company Pty Ltd (ACN 74706782)
Colonial International Factors Pty Limited (ACN 83082973)
Colonial Investments Holding Pty Ltd (ACN 75668987)
Colonial Limited (ACN 74042112)
Colonial Mutual Funds Limited (ACN 6734514)
Colonial Mutual Superannuation Pty Ltd (ACN 6831983)
Colonial PCA Holdings Pty Ltd (ACN 50535647)
Colonial PCA Services Ltd (ACN 3900187)
Colonial Protection Insurance Pty Limited (ACN 83055967)
Colonial South Australia Limited (ACN 69065130)
Colonial State Residual (No 2) Pty Ltd (ACN 75733032)
Colonial Tasman Pty Ltd (ACN 83840644)
Commonwealth Bank Officers Superannuation Corporation Pty Ltd (074519798)
Commonwealth Capital Limited (ACN 78898370)
Commonwealth Development Bank of Australia Limited (ACN 74707458)
Commonwealth Fleet Lease Pty Limited (ACN 3429356)

A.C.N. 007 255 521 Pty Ltd (ACN 7255521)
ACAPM Holdings A Pty Limited (ACN 99726495)
ACAPM Pty Limited (ACN 99744297)
AFS Life Finance Pty Limited (ACN 85514147)
Antarctic Shipping Pty Ltd (ACN 3622491)
Aquasten Pty Ltd (ACN 6485785)
ASB Bank Limited (398445)
Australian Bank Limited (ACN 8558601)
Australian Company Number 008 521 579 Pty Limited (ACN 8521579)
Avanteos Investments Limited (ACN 066 862 977)
Birserv Pty Ltd (ACN 94234812)
CAPITAL 121 PTY LIMITED (ACN 3148187)
CB-CLARI Pty Limited (ACN 1826884)
CB-CLFIA Limited (ACN 3123233)
CB-CLMM Limited (ACN 6507731)
CB-CLPSG Limited (ACN 2585695)
CB-CLSA Limited (ACN 3774865)
CBA Corporate Services (VIC) Pty Limited (ACN 72103532)
CBA International Finance Pty Limited (ACN 63487589)
CBA Investments Limited (ACN 835423)
CBA Rail & Tram Company Pty Limited (ACN 92452625)
CBFC Leasing Pty Limited (ACN 8520965)
CBFC Properties Pty Limited (ACN 770454)
CFS Managed Property Limited (ACN 6464428)
Chullora Equity Investment (No 2) Pty Limited (ACN 70676710)
CISL (Hazelwood) Pty Limited (ACN 74747185)
CMG Asia Limited (ACN)
CMG Asia Trustee Company Limited (ACN)
CMG CH China Investments Limited (ACN 61513675)
Colonial AFS Services Pty Ltd (ACN 83514667)
Colonial Asset Finance Pty Ltd (ACN 89354370)
Colonial Australian Superannuation Ltd (ACN 3244040)
Colonial Employee Share Plan Pty Ltd (ACN 75669028)
Colonial Finance Limited (ACN 67105435)
Colonial Financial Management Limited (ACN 7299498)
Colonial First State Group Limited (ACN 4405556)
Colonial First State Private Capital Limited (ACN 2785739)
Colonial First State Property Holdings No 2 Pty Ltd (ACN 511624)
Colonial First State Property Investment Limited (ACN 3466117)
Colonial Holding Company (No 2) Pty Ltd (ACN 75333390)
Colonial Insurance Services Pty Ltd (ACN 83157117)
Colonial Investment Services Ltd (ACN 2451970)
Colonial LGA Holdings Limited (ACN 1634439)
Colonial Mutual Deposit Services Ltd (ACN 6227809)
Colonial Mutual Property Group Pty Ltd (ACN 7322429)
Colonial Net Limited (ACN 2902712)
Colonial PCA Properties Ltd (ACN 3354247)
Colonial Portfolio Services Limited (ACN 66649241)
Colonial Services Pty Limited (ACN 75733023)
Colonial State Residual (No 1) Pty Ltd (ACN 3909402)
Colonial Statutory Funds Management Limited (ACN 2807221)
Colonial Trade Services (Hong Kong) Limited (ACN)
Commonwealth Capital Corporation Limited (ACN 78898432)
Commonwealth Custodial Services Limited (CCSL) (ACN 485487)
COMMONWEALTH FINANCIAL PLANNING LIMITED (ACN 3900169)
Commonwealth Funds Management Limited (CFM) (ACN 52289442)

Commonwealth Group Pty Limited (ACN 87485078)
Commonwealth Insurance Holdings Limited (ACN 88327959)
Commonwealth Insurance Limited (ACN 67524216)
Commonwealth Investment Services Limited (CISL) (ACN 3049830)
Commonwealth Investments Pty Limited (ACN 65166305)
Commonwealth Life Limited (CLL) (ACN 3610008)
Commonwealth Managed Investments Limited (CMIL) (ACN 84098180)
Commonwealth Property Pty Limited (ACN 94052436)
Commonwealth Securities (Japan) Pty Limited (ACN 86971922)
COMMSERVE FINANCIAL LTD
COMMWEALTH INTERNATIONAL HOLDINGS PTY LIMITED (ACN 74025371)
Comsec Trading Limited (ACN 3485952)
CST Securitisation Management Limited (ACN 80151337)
Darontin Pty Ltd (ACN 7029209)
Emerald Holding Company Limited (ACN 66147528)
Fazen Pty Ltd (ACN 3066760)
Financial Wisdom Limited (ACN 6646108)
First State (Hong Kong) LLC (F8489)
First State Investment International Limited (Regd Scot 79063)
First State Investment Management (UK) Limited (Regd Scotland 47708)
FIRST STATE INVESTMENT MANAGERS (ASIA) LIMITED (ACN 54571701)
First State Investment Services (UK) Limited (Regd England & Wales 3904320)
First State Investments (Hong Kong) Limited (206616)
First State Investments (Singapore) (196900420D)
First State Investments (UK) Limited (Regd Eng/Wales 2294743)
First State Investments Holdings (Singapore) Limited (Regd 199901706Z)
First State Nominees (Hong Kong) Ltd (206615)
FIVE D PROPERTY MANAGEMENT (NSW) PTY LTD (ACN 7301582)
FIVE D PROPERTY MANAGEMENT (QLD) PTY LTD (ACN 7301573)
FIVE D PROPERTY MANAGEMENT (SA) PTY LTD (ACN 7322438)
FIVE D PROPERTY MANAGEMENT (VIC) PTY LTD (ACN 7301591)
FIVE D PROPERTY MANAGEMENT (WA) PTY LTD (ACN 83531579)
Fleet Care Services Pty Ltd (ACN 74503530)
Fouron Pty Ltd (ACN 3066840)
Gandel Chambers Pty Ltd (ACN 104 741 102)
GATX Rail (BY-1) Pty Limited (ACN 90495999)
GATX Rail (BY-2) Pty Limited (ACN 90495980)
GATX Rail (BY-3) Pty Limited (ACN 90495971)
GATX Rail (BY-4) Pty Limited (ACN 90495962)
GATX Rail (SW-1) Pty Limited (ACN 90496058)
GATX Rail (SW-2) Pty Limited (ACN 90496030)
GATX Rail (SW-3) Pty Limited (ACN 90496021)
GATX Rail (SW-4) Pty Limited (ACN 90496012)
GATX Rail (Victoria) Pty Limited (ACN 90065964)
Gold Star Mortgage Management Pty Ltd (ACN 63742049)
Goldman Sachs (Asia) L.L.C (ABN 35 717 040 327)
Hazelwood Investment Company Pty Limited (ACN 75041360)
HFV6 PTY LIMITED (ACN 76980740)
HIC Finance Pty Limited (ACN 75495528)
Homepath Pty Limited (ACN 81986530)
Infravest (No 1) Limited (ACN 60472522)
Infravest (No 2) Limited (ACN 71656865)
Investment Co Pty Ltd (ACN 83405627)
Jacques Martin Administration and Consulting Pty Ltd (ACN 6787748)
Jacques Martin Pty Ltd (ACN 6100830)
Keystone Financial Services Ltd (ACN 65021418)
Lazarose Pty Ltd (ACN 3816448)
Leaseway Transportation Pty Limited (ACN 78463457)
LG Inc. (ACN)
MMAL Fleet Lease Arranger Pty Ltd (ACN 76409526)
Nimitz Nominees Pty Ltd (ACN 3505959)
P. and B. Properties Pty Ltd (ACN 9499512)
Perpetual Stock Pty Limited (ACN 65094886)
PFM Holdings Pty Ltd (ACN 3290597)
Preferred Capital Limited (ACN 101 938 176)
Retail Investor Pty Limited (ACN 60625194)
RVG Administration Company Pty Limited (ACN 70835344)
S.B.T. Properties Pty Ltd (ACN 9517328)
SBN Nominees Pty Ltd (ACN 3501773)
SBSSW (Delaware) Inc (ACN)
SBV Nominees Limited (ACN 6291854)
Securitisation Advisory Services Pty Limited (ACN 64133946)
Securitisation Custodian Pty Limited (ACN 76980704)
Senbary Pty Limited (ACN 83183242)
Share Investments Pty Limited (ACN 54210276)
SIF Railway No 1 Pty Limited (ACN 96458730)
SIF Railway No 2 Pty Limited (ACN 96458758)
SME Custodians Pty Ltd (ACN 81924110)
SME Equities Limited (ACN 78207780)
SME Growth Limited (ACN 79678194)
South Australian Fleet Lease Arranger Pty Ltd (ACN 73607440)
Sparad (No 24) Pty Limited (ACN 57975087)
Sparad (No 26) Pty Limited (ACN 54797965)
State Nominees Limited (ACN 677350)
Super Partners Pty Limited (ACN 81837961)
Tactica Global Management Limited (ACN 77796411)
The Colonial Mutual Life Assurance Society Ltd (ACN 4021809)
Vanoti Pty Ltd (ACN 3519284)
Victorian Fleet Lease Arranger Pty Limited (ACN 77164811)
Wozen Pty Ltd (ACN 3501817)

End of Annexure A

Annexure B

This is the annexure mark B referred to in Form 603, Notice of initial Substantial Holder of Commonwealth Bank of Australia ACN 123 123 124 and certain other companies dated 18/06/2007

John Damien Hatton – Company Secretary

Colonial First State Investment Limited (1)

Date	Registered Company	Transaction type	Quantity	Consideration
17 Apr 2007	Citicorp Nominees Pty Limited	CONV IN	1090909	600000
18 Jun 2007	Citicorp Nominees Pty Limited	BUY	5857360	3521073
Total			**6948269**	**4121073**
Entity Total			**6948269**	**4121073**
Grand Total			**6948269**	**4121073**

End of Annexure B

Form 604

Corporations Act 2001
Section 671B

Notice of change of interests of substantial holder

To Company Name / Scheme: Avastra Ltd

ACN/ARSN: ABN 47 094 446 303

1. Details of Substantial Holder (1)

Name
ACN/ARSN (if applicable): Queensland Investment Corporation

There was a change in the interests of the substantial holder on: 18/06/2007

The previous notice was dated: 16/04/2007

2. Previous and present voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in when last required, and when now required, to give a substantial holding notice to the company or scheme, are as follows:

Class of securities (4)	Previous notice		Present Notice	
	Person's votes	Voting power (5)	Person's votes	Voting power (5)
Ordinary Shares Fully Paid	14,208,327	14.68%	8,886,753	8.99%

3. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest of the substantial holder or an associate in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of change	Person whose relevant interest changed	Nature of change (6)	Consideration given in relation to change (7)	Class and number of securities affected	Person's votes affected
09-May-07	Queensland Investment Corporation	Share Purchase	887,728.10	1,268,183	Queensland Investment Corporation
11-May-07	Queensland Investment Corporation	Share Sale	404,179.04	578,882	Queensland Investment Corporation
15-May-07	Queensland Investment Corporation	Share Sale	7,449.16	10,669	Queensland Investment Corporation
28-May-07	Queensland Investment Corporation	Share Sale	388.21	556	Queensland Investment Corporation
18-Jun-07	Queensland Investment Corporation	Share Sale	3,590,565.53	5,999,650	Queensland Investment Corporation

Particulars of each relevant interest of the substantial holder in voting securities after the change are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder (8)	Nature of relevant interest (6)	Class and number of securities	Person's votes
Queensland Investment Corporation	Queensland Investment Corporation			8,886,753 Ordinary Fully Paid Shares	8.99%

5. Changes in association

The persons who have become associates (2) of, ceased to be associates of, or have changed the nature of their association (9) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN/ARSN (if applicable)	Nature of association
N/A	

6. Addresses

The addresses of persons named in this form are as follows:

Name	Address
Queensland Investment Corporation	GPO Box 2242, Brisbane QLD 4001

Signature

Print Name John Gethin-Jones Capacity General Manager, Global Equities

Sign Here [signature] Date 20/06/2007

Directions

(1) If there are a number of substantial holders with similar or related relevant interests (eg. a corporation and its related corporations, or the manager and trustee of an equity trust), the names cou d be included in an annexure to the form. If the relevant interests of a group of persons are essentially similar, they may be referred to throughout the form as a specifically named group if the membership of each group, with the names and addresses of members is clearly set out in paragraph 6 of the form.

(2) See the definition of "associate" in section 9 of the Corporations Act 2001.

(3) See the definition of "relevant interest" in sections 608 and 671B(7) of the Corporations Act 2001.

(4) The voting shares of a company constitute one class unless divided into separate classes.

(5) The person's votes divided by the total votes in the body corporate or scheme multiplied by 100.

(6) Include details of:
(a) any relevant agreement of other circumstances because of which the change in relevant interest occurred. If subsection 671B(4) applies, a copy of any document setting out the terms of any relevant agreement, and a statement by the person giving full and accurate details of any contract, scheme or arrangement, must accompany this form, together with a written statement certifying this contract, scheme or arrangement; and

(b) any qualification of the power of a person to exercise, control the exercise of, or influence the exercise of, the voting powers of disposal of the securities to which the relevant interest relates (indicating clearly the particular securities to which the qualification applies).

See the definition of "relevant agreement" in section 9 of the Corporations Act 2001.

(7) Details of the consideration must include any and all benefits, money and other, that any person from whom a relevant interest was acquired has, or may, become entitled to receive in relation to that acquisition. Details must be included even if the benefit is conditional on the happening or not of a contingency. Details must be included of any benefit paid on behalf of the substantial holder or its associate in relation to the acquisitions, even if they are not paid directly to the person from whom the relevant interest was acquired.

(8) If the substantial holder is unable to determine the identity of the person (eg. if the relevant interest arises because of an option) write "unknown".

(9) Give details, if appropriate, of the present association and any change in the association since the last substantial holding notice.

Company Announcement

18 June 2007

Avastra Ltd (ASX: AVS): Completion of Acquisitions

Further to our announcements of 9 May 2007 and 8 June 2007, we attach an Appendix 3B for 150,000 fully paid ordinary shares issued as part consideration for the acquisition of somniTech, somniCare and somniSchool.

Avastra is pleased to confirm that the acquisition of somniTech, somniCare and somniSchool was completed on 6 June 2007 and that the acquisition of California Sleep Solutions was completed on 25 May 2007.

By Order of the Board

Paul Jobbins
Company Secretary

Avastra Ltd ABN 47 094 446 803
Level 7, 360 Queen Street, Brisbane QLD 4000 AUSTRALIA
GPO Box 744, Brisbane QLD 4001 AUSTRALIA
phone: (61) 7 3120 0633, fax: (61) 7 3120 0639
info@avastra.com www.avastra.com

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

AVASTRA LTD

ABN

47 094 446 803

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully paid ordinary shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	150,000
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Fully paid ordinary shares to be held in voluntary escrow until 4 May 2008.

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes.
5	Issue price or consideration	Nil
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	As described in the Company's announcement dated 9 May 2007, 150,000 fully paid ordinary shares have been issued as part consideration for the acquisition of somniTech, somniCare and somniSchool LLC. These shares will be held in voluntary escrow until 4 May 2008.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	18 June 2007

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
98,900,467	Ordinary Shares

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	750,000	Options exercisable at $0.25 before October 2008
		1,250,000	Options exercisable at $0.40 cents before 26 October 2008
		130,000	Staff options exercisable at $0.20 before 2 October 2008
		320,000	Series 3 options exercisable at $1.00 before 21 January 2008
		80,000	Options exercisable at $0.20 before 23 March 2010.
		500,000	Options: Exercise price: $0.00 Earliest exercise date: 23 March 2008, subject to vesting condition of quarterly consolidated revenues reaching US$2.5M. Expiry: earlier of 5 years from issue date and 2 years from earliest exercise date.
		300,000	Options: Exercise price: $0.00 Earliest exercise date: 23 September 2008, subject to vesting condition of quarterly consolidated revenues reaching US$3.75M. Expiry: earlier of 5 years from issue date and 2 years from earliest exercise date.
		150,000	Options: Exercise price: $0.00 Earliest exercise date: 23 March 2009, subject to vesting condition of quarterly consolidated revenues reaching US$5.0M. Expiry: earlier of 5 years from issue date and 2 years from earliest exercise date.

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	166,667	Options exercisable at: $0.35 Earliest exercise date: 25 May 2008, subject to vesting condition of quarterly earnings per share of $0.01. Expiry: earlier of 5 years from issue date and 2 years from earliest exercise date.
		166,667	Options exercisable at: $0.70 Earliest exercise date: 25 May 2009, subject to vesting condition of quarterly earnings per share of $0.0125. Expiry: earlier of 5 years from issue date and 2 years from earliest exercise date.
		166,666	Options exercisable at: $1.05 Earliest exercise date: 25 May 2010, subject to vesting condition of quarterly earnings per share of $0.02. Expiry: earlier of 5 years from issue date and 2 years from earliest exercise date.

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	

14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will **not** be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	

+ See chapter 19 for defined terms.

26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	N/A
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) [√] Securities described in Part 1

(b) [ ] All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35	☐	If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders
36	☐	If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories 1 - 1,000 1,001 - 5,000 5,001 - 10,000 10,001 - 100,000 100,001 and over
37	☐	A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	N/A
39	Class of +securities for which quotation is sought	N/A
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	N/A

+ See chapter 19 for defined terms.

41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	N/A

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
  - An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

    Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty
  - Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
  - We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.
  - If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the

Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 18 June 2007
(Company Secretary)

Print name: Paul Jobbins

+ See chapter 19 for defined terms.

Company Announcement

15 June 2007

Avastra Ltd (ASX: AVS): Appointment of Chief Operating Officer

Avastra Ltd is pleased to announce the appointment of Mr Kai Wenk-Wolff as Chief Operating Officer and Head of the Executive Operating Committee.

Mr Wenk-Wolff has had a distinguished career in a number of US and international companies. He was President and General Manager of a number of U.S. subsidiaries of Bertelsmann AG where he successfully integrated acquisitions into existing profitable businesses in a wide range of industries. Mr Wenk-Wolff has over 20 years of senior executive experience in both service and manufacturing businesses in the US.

Mr Wenk-Wolff has a Masters of Business Administration (MBA) from INSEAD (European Institute of Business Administration) located in Fountainebleau, France and a Masters of Science (MS) in Mechanical Engineering from University of Karlsruhe, Germany.

Chairman of Avastra Dr Mitchell Rosenberg said:

"The Board welcomes Kai as the operational and integration leader of the Avastra team. Kai brings to Avastra many years of experience in managing profitable operations and integrating acquisitions across a number of environments and industries. Since Avastra now has 22 centres, over 300 staff and an annualised revenue rate exceeding US$30 million, having an individual of Kai's quality will be greatly beneficial in successfully integrating acquisitions into our current operations".

Kai Wenk-Wolff said:

"I am excited to join Avastra and look forward to being closely involved in its continued growth. This company has made major strides over the last six months and I am looking forward to the opportunity to make Avastra the leading sleep diagnostic company in the US. "

Mr Wenk-Wolff will commence with Avastra on the first of July 2007 and will be based at the headquarters in Irvine, California.

By Order of the Board

Paul Jobbins
Company Secretary

Avastra Ltd ABN 47 094 446 803
Level 7, 360 Queen Street, Brisbane QLD 4000 AUSTRALIA
GPO Box 744, Brisbane QLD 4001 AUSTRALIA
phone: (61) 7 3120 0633, fax: (61) 7 3120 0639
info@avastra.com www.avastra.com

AVASTRA

Company Announcement

15 June 2007

Avastra Ltd (ASX: AVS): Results of Extraordinary General Meeting

Pursuant to section 251AA of the Corporations Act 2001 ASX Listing Rule 3.13.2, Avastra Ltd is pleased to advise that all of the resolutions considered by shareholders at the Extraordinary General Meeting held today in Brisbane were passed on a show of hands.

The following valid proxy votes were received for each resolution:

Resolutions	For	Against	Abstain	Open/Undirected
1. Approval of issue of shares	21,848,032	255,000	-	264,000
2. Approval of issue of shares	Resolution withdrawn			
3. Ratification of allotment and issue of securities	21,298,866	267,500	363,636	264,000

By Order of the Board

Paul Jobbins
Company Secretary

Avastra Ltd ABN 47 094 446 803
Level 7, 360 Queen Street, Brisbane QLD 4000 AUSTRALIA
GPO Box 744, Brisbane QLD 4001 AUSTRALIA
phone: (61) 7 3120 0633, fax: (61) 7 3120 0639
info@avastra.com www.avastra.com

Extraordinary General Meeting

15 June 2007

Chairman of Meeting : Mr Geoff Garside, Director.

Agenda

- Minutes
- Highlights
- Management Appointment
- Special Business Resolutions
- Other Business
- Close

Highlights

6 months ago

- underwent re-listing on ASX in Dec 2006
- prospectus to consolidate US sleep laboratory market
- share price 20 cents

Now

- acquisition of 5 profitable companies
- 22 centres
- 116 beds (company-owned facilities)
- further 100 + beds (hospital-owned facilities)
- 310 employees
- one of the largest groups in the USA

Present Focus

- integration and improvement of acquired businesses
- revenue enhancement
- greenfield opportunities
- further acquisitions
- COO

Management Appointment

COO and Head of Executive Operating Committee

Mr Kai Wenk-Wolff

- prev. President and General Manager - Bertlesmann AG subsidiaries in USA
- success in integrating acquisitions into existing profitable businesses
- over 20 years of senior executive experience in both service and manufacturing industries
- MBA (INSEAD) and Masters of Science in Mechanical Engineering (Germany)

[redacted]

Special Business

Note : Resolution 2 has been withdrawn

Proxy Votes Received:

Resolution	For	Against	Abstain	Open/ Undirected
1. Approval of Issue of shares	21,848,032	255,000	0	264,000
3.Ratification of allotment and issue of shares	21,298,866	267,000	363,636	264,000

[redacted]

Resolution 1

" That, for the purposes of Listing Rule 7.1 of the Listing Rules of ASX and for all other purposes, approval is given for the Company to allot and issue 536,625 ordinary shares to the following parties on the terms and conditions set out in the Explanatory Statement"

To be Issued	Number of Securities to be Issued	Terms of Securities	Gross Amount Raised ($)
Vendors of Sleepwell Partners, LLC.	536,625	Ordinary shares	NIL

Directors' recommendation: The Board recommends that members vote in favour of Resolution 1 to approve the proposed issues of Shares to vendors of Sleepwell Partners, LLC. , on the terms set out above.

Resolution 3

"That, for the purpose of Listing Rule 7.4 of the Listing Rules of ASX and for all other purposes, the Company approves and ratifies the allotments of the following securities, which were issued on terms and conditions set out in the Explanatory Statement accompanying this notice".

Date Issued	Issued to	Number of securities Issued	Terms of securities	Price securities issued	Gross amount raised
16/4/2007	Sophisticated or professional investors	10,800,000	Ordinary shares	$0.55 per share	5,940,000
23/4/2007	Strategic Financial Advisors Inc	273,375	Ordinary shares	No deemed price	NIL - issued as part consideration for acquisition

Directors' Recommendation: The Board recommends that members vote in favour of approving the Share Issues.

[redacted]

Close of Meeting

VASTRA

Company Announcement

10 April 2007

Avastra Ltd (ASX: AVS): Avastra strengthens its financial resources

Avastra Ltd is pleased to advise that it has strengthened its financial resources and share register with a share placement to institutional investors.

The Company has undertaken a placement of 10,800,000 new ordinary shares with institutional investors at $0.55 cents per share to raise approximately $5,940,000 before costs associated with the issue. Settlement of the placement is scheduled to occur on Monday 16 April 2007.

The placement was strongly supported by a group of leading Australian institutional investors and was managed by ABN AMRO Morgans Limited and Orbit Capital Pty Limited.

The institutional placement represents approximately an additional 13% of the Company's existing issued capital. The net proceeds of the issue will provide funding for further acquisitions in order to help accelerate the Company's growth strategy.

By Order of the Board

Paul Jobbins
Company Secretary

Avastra Ltd ABN 47 094 446 803
Level 7, 360 Queen Street, Brisbane QLD 4000 AUSTRALIA
GPO Box 744, Brisbane QLD 4001 AUSTRALIA
phone: (61) 7 3120 0633, fax: (61) 7 3120 0639
info@avastra.com www.avastra.com

AVASTRA

Company Announcement

8 June 2007

Avastra Ltd (ASX: AVS): Acquisition of somniTech, somniCare and somniSchool

Further to our announcement of 9 May 2007, Avastra is pleased tc announce that the acquisition of somniTech, somniCare and somniSchool has been completed.

We attach an Appendix 3B for 1,000,000 fully paid ordinary shares issued as part consideration for the acquisition.

By Order of the Board

Paul Jobbins
Company Secretary

Avastra Ltd ABN 47 094 446 803
Level 7, 360 Queen Street, Brisbane QLD 4000 AUSTRALIA
GPO Box 744, Brisbane QLD 4001 AUSTRALIA
phone: (61) 7 3120 0633, fax: (61) 7 3120 0639
info@avastra.com www.avastra.com

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

AVASTRA LTD

ABN

47 094 446 803

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully paid ordinary shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	1,000,000
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Fully paid ordinary shares to be held in voluntary escrow until 4 May 2008.

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes.
5	Issue price or consideration	Nil
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	As described in the Company's announcement dated 9 May 2007, 1,000,000 fully paid ordinary shares have been issued as part consideration for the acquisition of somniTech, somniCare and somniSchool LLC. These shares will be held in voluntary escrow until 4 May 2008.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	8 June 2007

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	98,750,467	Ordinary Shares

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	750,000	Options exercisable at $0.25 before October 2008
		1,250,000	Options exercisable at $0.40 cents before 26 October 2008
		130,000	Staff options exercisable at $0.20 before 2 October 2008
		320,000	Series 3 options exercisable at $1.00 before 21 January 2008
		80,000	Options exercisable at $0.20 before 23 March 2010.
		500,000	Options: Exercise price: $0.00 Earliest exercise date: 23 March 2008, subject to vesting condition of quarterly consolidated revenues reaching US$2.5M. Expiry: earlier of 5 years from issue date and 2 years from earliest exercise date.
		300,000	Options: Exercise price: $0.00 Earliest exercise date: 23 September 2008, subject to vesting condition of quarterly consolidated revenues reaching US$3.75M. Expiry: earlier of 5 years from issue date and 2 years from earliest exercise date.
		150,000	Options: Exercise price: $0.00 Earliest exercise date: 23 March 2009, subject to vesting condition of quarterly consolidated revenues reaching US$5.0M. Expiry: earlier of 5 years from issue date and 2 years from earliest exercise date.

+ See chapter 19 for defined terms.

9 Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
166,667	Options exercisable at: $0.35 Earliest exercise date: 25 May 2008, subject to vesting condition of quarterly earnings per share of $0.01. Expiry: earlier of 5 years from issue date and 2 years from earliest exercise date.
166,667	Options exercisable at: $0.70 Earliest exercise date: 25 May 2009, subject to vesting condition of quarterly earnings per share of $0.0125. Expiry: earlier of 5 years from issue date and 2 years from earliest exercise date.
166,666	Options exercisable at: $1.05 Earliest exercise date: 25 May 2010, subject to vesting condition of quarterly earnings per share of $0.02. Expiry: earlier of 5 years from issue date and 2 years from earliest exercise date.

10 Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)

Part 2 - Bonus issue or pro rata issue

11 Is security holder approval required?

12 Is the issue renounceable or non-renounceable?

13 Ratio in which the +securities will be offered

14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will **not** be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	

+ See chapter 19 for defined terms.

26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	N/A
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) [√] Securities described in Part 1

(b) [ ] All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	N/A
39	Class of +securities for which quotation is sought	N/A
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	N/A

+ See chapter 19 for defined terms.

41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	N/A

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

    - An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

      Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

    - Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

    - We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

    - If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the

Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 8 June 2007
(Company Secretary)

Print name: Paul Jobbins

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity AVASTRA LTD
ABN 47 094 446 803

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Mr. Simon J Mitchell
Date of last notice	5 April 2007

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of 'notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Registered holder: Mitchell Lavalle Trust
Date of change	1 June 2007
No. of securities held prior to change	984,134 ordinary shares
Class	Ordinary shares
Number acquired	100,000
Number disposed	-
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$63,000
No. of securities held after change	1,084,134 ordinary shares

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On-market trade

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	Options over unissued ordinary shares
Nature of interest	Indirect
Name of registered holder (if issued securities)	Mitchell Lavalle Trust
Date of change	-
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	200,000
Interest acquired	-
Interest disposed	-
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	- .
Interest after change	200,000

+ See chapter 19 for defined terms.

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

AVASTRA LTD

ABN

47 094 446 803

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully paid ordinary shares Options over unissued ordinary shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	720,000 fully paid ordinary shares 500,000 options

+ See chapter 19 for defined terms.

3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	720,000 fully paid ordinary shares to be held in voluntary escrow until 25 May 2008. 166,667 Options exercisable at: $0.35 Earliest exercise date: 25 May 2008, subject to vesting condition of quarterly earnings per share of $0.01. Expiry: earlier of 5 years from issue date and 2 years from earliest exercise date. 166,667 Options exercisable at: $0.70 Earliest exercise date: 25 May 2009, subject to vesting condition of quarterly earnings per share of $0.0125. Expiry: earlier of 5 years from issue date and 2 years from earliest exercise date. 166,666 Options exercisable at: $1.05 Earliest exercise date: 25 May 2010, subject to vesting condition of quarterly earnings per share of $0.02. Expiry: earlier of 5 years from issue date and 2 years from earliest exercise date.
4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Ordinary shares rank equally in all respects with issued Ordinary shares of the company. Shares issued upon exercise of the options will be fully paid and will rank equally with issued Ordinary shares of the company.
5	Issue price or consideration	Nil
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	As described in the Company's announcement dated 15 May 2007, 720,000 fully paid ordinary shares have been issued as part consideration for the acquisition of California Sleep Solutions, LLC. These shares will be held in voluntary escrow until 25 May 2008. Options issued under the Employee Share Option Plan approved by shareholders on 16 March 2007.

7	Dates of entering +securities into uncertificated holdings or despatch of certificates	25 May 2007

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	97,750,467	Ordinary Shares

		Number	**+Class**
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	750,000	Options exercisable at $0.25 before October 2008
		1,250,000	Options exercisable at $0.40 cents before 26 October 2008
		130,000	Staff options exercisable at $0.20 before 2 October 2008
		320,000	Series 3 options exercisable at $1.00 before 21 January 2008
		80,000	Options exercisable at $0.20 before 23 March 2010.
		500,000	Options: Exercise price: $0.00 Earliest exercise date: 23 March 2008, subject to vesting condition of quarterly consolidated revenues reaching US$2.5M. Expiry: earlier of 5 years from issue date and 2 years from earliest exercise date.
		300,000	Options: Exercise price: $0.00 Earliest exercise date: 23 September 2008, subject to vesting condition of quarterly consolidated revenues reaching US$3.75M. Expiry: earlier of 5 years from issue date and 2 years from earliest exercise date.

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	150,000	Options: Exercise price: $0.00 Earliest exercise date: 23 March 2009, subject to vesting condition of quarterly consolidated revenues reaching US$5.0M. Expiry: earlier of 5 years from issue date and 2 years from earliest exercise date.
		166,667	Options exercisable at: $0.35 Earliest exercise date: 25 May 2008, subject to vesting condition of quarterly earnings per share of $0.01. Expiry: earlier of 5 years from issue date and 2 years from earliest exercise date.
		166,667	Options exercisable at: $0.70 Earliest exercise date: 25 May 2009, subject to vesting condition of quarterly earnings per share of $0.0125. Expiry: earlier of 5 years from issue date and 2 years from earliest exercise date.
		166,666	Options exercisable at: $1.05 Earliest exercise date: 25 May 2010, subject to vesting condition of quarterly earnings per share of $0.02. Expiry: earlier of 5 years from issue date and 2 years from earliest exercise date.

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will **not** be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	

+ See chapter 19 for defined terms.

23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	N/A
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☑ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	N/A
39	Class of +securities for which quotation is sought	N/A
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	N/A
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	N/A

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... (Company Secretary)

Date: 28 May 2007

Print name: Paul Jobbins

+ See chapter 19 for defined terms.

Company Announcement

28 May 2007

Avastra Ltd (ASX: AVS): Acquisition of California Sleep Solutions ("CSS")

Further to our announcement of 15 May 2007, Avastra is pleased to announce that the acquisition of California Sleep Solutions, LLC has been completed.

We attach an Appendix 3B for 720,000 fully paid ordinary shares issued as part consideration for the acquisition. Included in the Appendix 3B is the issue of 500,000 options under the Employee Share Option Plan.

By Order of the Board

Paul Jobbins
Company Secretary

Avastra Ltd ABN 47 094 446 803
Level 7, 360 Queen Street, Brisbane QLD 4000 AUSTRALIA
GPO Box 744, Brisbane QLD 4001 AUSTRALIA
phone: (61) 7 3120 0633, fax: (61) 7 3120 0639
info@avastra.com www.avastra.com

AVASTRA

14 May 2007

Dear Shareholder,

On behalf of the Board of Directors, I present for shareholder consideration three resolutions for an Extraordinary General Meeting to be held on 15 June 2007.

The Directors of Avastra strongly support these three resolutions and recommend the acceptance of each resolution which will allow the Company to continue its goal of acquiring and building profitable sleep laboratories across the United States.

Recent or imminent acquisitions of sleep laboratories include the issue of shares to vendors. The directors believe this strongly aligns the previous owners with Avastra's success and allows them to financially participate in the upside of that success. Consequently, we respectfully encourage you to vote favourably to the issue of shares to vendors of California Sleep Solutions and Sleepwell Partners.

As we continue to move forward on future acquisitions and new openings of sleep laboratories, our ability to negotiate favourable terms depends heavily on the strength of the Company's balance sheet. We welcome to the company a number of sophisticated and professional investors that participated in the recent placement. Their support places the Company in a strong position to identify and close profitable acquisitions. The directors strongly support the ratification of shares issued to these investors.

On behalf of the Directors, I thank you for you continued support and recommend that you consider all resolutions carefully, and accept the Directors recommendation that you vote in the affirmative for the resolutions.

Yours faithfully,

M. Rosenberg

Dr Mitchell Rosenberg
Chairman
Avastra Ltd

Avastra Ltd ABN 47 094 446 803
Level 7, 360 Queen Street, Brisbane QLD 4000 AUSTRALIA
GPO Box 744, Brisbane QLD 4001 AUSTRALIA
phone: (61) 7 3120 0633, fax: (61) 7 3120 0639
www.avastra.com

AVASTRA LTD
ACN 094 446 803

NOTICE OF EXTRAORDINARY GENERAL MEETING AND EXPLANATORY STATEMENT

DATE OF MEETING:

Friday 15 June 2007

TIME OF MEETING:

11:00am

PLACE OF MEETING:

Riverside Centre Auditorium,
Level 5
123 Eagle Street
Brisbane QLD 4000

This notice of general meeting and explanatory statement are important documents and require your immediate attention. Please read them carefully. If you are in doubt as to what you should do, please consult your investment or other adviser.

INTENTIONALLY BLANK

AVASTRA LTD, ACN 094 446 803
NOTICE OF GENERAL MEETING

Notice is given that a general meeting of Avastra Ltd ("**Company**") will be held on 15 June 2007 at 11:00am at Riverside Centre Auditorium, Level 5, 123 Eagle Street, Brisbane QLD 4000.

SPECIAL BUSINESS

1. Approval of issue of shares

To consider and, if thought fit, pass the following resolution as an ordinary resolution:

"That, for the purposes of Listing Rule 7.1 of the Listing Rules of ASX and for all other purposes, approval is given for the Company to allot and issue 536,625 ordinary shares to the following parties on the terms and conditions set out in the Explanatory Statement:

To be Issued	Number of Securities to be Issued	Terms of Securities	Gross Amount Raised ($)
Vendors of Sleepwell Partners, LLC.	536,625	Ordinary shares	NIL

Voting Exclusion Statement

The Company will disregard any votes cast on this Resolution by the 58 former shareholders of Sleepwell Partners LLC and any of their associates.

However, the Company need not disregard a vote if:

(a) it is cast by a person as proxy for a person who is entitled to vote, in accordance with the directions on the proxy form; or

(b) it is cast by the person chairing the meeting as proxy for a person who is entitled to vote, in accordance with the direction on the proxy form to vote as the proxy decides.

2. Approval of issue of shares

To consider and, if thought fit, pass the following resolution as an ordinary resolution:

"That, for the purpose of Listing Rule 7.1 of the Listing Rules of ASX and for all other purposes, approval is given for the Company to allot and issue 720,000 ordinary shares to the following parties on the terms and conditions set out in the Explanatory Statement:

To be Issued	Number of Securities to be issued	Terms of Securities	Gross Amount Raised ($)
Mr Ken Cooper and Mr Wade Williams (Vendors of California Sleep Solutions, LLC.)	720,000	Ordinary Shares	NIL

Voting Exclusion Statement

The Company will disregard any votes cast on this Resolution by Mr Ken Cooper and Mr Wade Williams and any of their associates.

However, the Company need not disregard a vote if:

(a) it is cast by a person as proxy for a person who is entitled to vote, in accordance with the directions on the proxy form; or

(b) it is cast by the person chairing the meeting as proxy for a person who is entitled to vote, in accordance with the direction on the proxy form to vote as the proxy decides.

3. Ratification of allotment and issue of securities

To Consider and, if thought fit, pass the following resolution as an ordinary resolution:

"That, for the purpose of Listing Rule 7.4 of the Listing Rules of ASX and for all other purposes, the Company approves and ratifies the allotments of the following securities, which were issued on terms and conditions set out in the Explanatory Statement accompanying this notice:

Date Issued	Issued to	Number of Securities Issued	Terms of Securities	Price Securities Issued	Gross Amount Raised ($)
16/4/2007	Sophisticated or professional investors	10,800,000	Ordinary shares	$0.55 per share	5,940,000
23/4/2007	Strategic Financial Advisors, Inc.	273,375	Ordinary shares	No deemed issue price	NIL -- issued as part consideration for acquisition

Voting Exclusion Statement

The Company will disregard any votes cast on this Resolution by the sophisticated or professional investors who participated in the placement, Strategic Financial Advisors, Inc. and any associate of those persons.

However, the company need not disregard a vote if:

(a) it is cast by a person as proxy for a person who is entitled to vote, in accordance with the directions on the proxy form; or

(b) it is cast by the person chairing the meeting as proxy for a person who is entitled to vote, in accordance with the direction on the proxy form to vote as the proxy decides.

By order of the Board of Directors

Paul Jobbins
Company Secretary

NOTES:

Who may vote	Persons whose names are set out in the register of members of the Company as at 7.00 pm Brisbane time on 13 June 2007 are entitled to attend and vote at the meeting convened by this notice.
Proxies - Appointment	A Member of the Company who is entitled to attend and vote at the meeting has a right to appoint not more than 2 proxies to attend and vote for the Member at the meeting. Where a Member appoints 2 proxies, the appointment may specify the proportion or number of votes which each proxy may exercise. If the appointment does not specify the proportion or number of the Member's votes each proxy may exercise, then each proxy may exercise half of those votes. A proxy need not be a Member of the Company.
Proxies - Lodgement	To be valid, a proxy form must be received by the Company by 11.00 am Brisbane time on 13 June 2007 ("**Proxy Deadline**"). Proxies may be submitted: (a) by post in the reply paid envelope provided; or (b) by post addressed to, or delivery to the Company's Registry, Computershare Investor Services Pty Ltd, Level 2, 60 Carrington Street, Sydney, NSW 2000; or (c) by facsimile to the Registry at +61 3 9473 2118 A proxy appointment must be signed by the Member or the Member's attorney. Where the appointment is signed by the appointor's attorney, a certified copy of the authority, or the authority itself, must be lodged with the Company in one of the above ways by the Proxy Deadline. If facsimile transmission is used, the authority must be certified.
Body corporate representative	A Member of the Company who is a body corporate and who is entitled to attend and vote at the meeting, or a proxy who is a body corporate and who is appointed by a Member of the Company entitled to attend and vote at the meeting, may appoint a person to act as its representative at the meeting by providing that person with: (a) a letter or certificate, executed in accordance with the body corporate's constitution, authorising the person as the representative; or (b) a copy of the resolution, certified by the secretary or a director of the body corporate, appointing the representative.

AVASTRA LTD, ACN 094 446 803
EXPLANATORY STATEMENT

This statement explains the items of business to be considered at the meeting and should be read in conjunction with the notice of meeting.

1. Approval of proposed issues of shares

Background

ASX Listing Rule 7.1 provides that a listed company may seek shareholder approval to issue or agree to issue shares.

ASX Listing Rule 7.1 provides that a listed company may not issue securities in any 12 month period where the total number of securities to be issued exceeds 15% of the number of fully paid ordinary securities on issue 12 months before the date of the issues, except:

(a) with the prior approval of members of the company in general meeting of the terms and conditions of the proposed issue; or

(b) where certain other exemptions apply.

Resolution 1 has been included so that Shareholders may approve, pursuant to Listing Rule 7.1, the Company issuing 536,625 ordinary shares. The Shares are to be issued to vendors of Sleepwell Partners, LLC. (58 former shareholders) on the terms and conditions set out in this Explanatory Statement.

Details

The ASX Listing Rules requires the following information to be disclosed to Shareholders for the purposes of obtaining Shareholder approval for Resolution 1:

Sleepwell Partners, LLC. Vendors

(a) The maximum number of shares to be issued is 536,625 shares.

(b) The share issues will take place within 3 months of Resolution 1 being passed on a date or dates to be determined by the Directors.

(c) The shares will be issued to 58 vendors of shares in Sleepwell Partners, LLC.

(d) There is no deemed issue price for the securities.

(e) The shares form part of the consideration by the Company for all of the ordinary shares in Sleepwell Partners, LLC. An explanation of the acquisition and consideration is more particularly described in the prospectus dated 5 October 2006 and the ASX announcement released on 24 January 2007.

(f) The shares will rank equally with and have the same terms as conditions as existing ordinary shares.

(g) No funds are being raised from the share issue.

Effect of shareholder approval

The approval proposed in Resolution 1, for the purposes of ASX Listing Rule 7.1, is an approval to issue further equity securities pursuant to ASX Listing Rule 7.1.

If members approve Resolution 1, the Company will then have the flexibility to issue more shares in the future if an opportunity arises which the Board believes is in the best interests of the Company, and which it expects will create shareholder value. The issues of shares described in Resolution 1 will have been, for the purpose of ASX Listing Rule 7.1, made with prior shareholder approval. They will then cease to use up part of the 15% limit and would enable that proportion of the 15% limit to be used for a future issue of equity securities.

See Table 1 below (in the explanatory notes for Resolution 3) for further details regarding the effect of approving Resolution 1 on the Company's ability to issue further securities without shareholder approval.

If Resolution 1 is not passed

If members do not approve Resolution 1, the Company will be able to proceed with the share issues. However, the issues of shares will absorb part of the 15% limit and so reduce the Company's ability to issue further equity securities in the 12 month period subsequent to the issue.

The Company may issue further shares within the limit of the existing capacity, as indicated above, without seeking prior member approval.

In addition, any other issues of shares or rights following the date of preparation of this Explanatory Statement will absorb part of existing capacity, unless member approval is obtained for those issues or the issue falls within another exception in the ASX Listing Rules.

Recommendation of the Directors – Resolution 1

The Board recommends that members vote in favour of Resolution 1 to approve the proposed issues of Shares to vendors of Sleepwell Partners, LLC., on the terms set out above

2. Approval of proposed issues of shares

Background

ASX Listing Rule 7.1 provides that a listed company may seek shareholder approval to issue or agree to issue shares.

ASX Listing Rule 7.1 provides that a listed company may not issue securities in any 12 month period where the total number of securities to be issued exceeds 15% of the number of fully paid ordinary securities on issue 12 months before the date of the issues, except:

(a) with the prior approval of members of the company in general meeting of the terms and conditions of the proposed issue; or

(b) where certain other exemptions apply.

Resolution 2 has been included so that Shareholders may approve, pursuant to Listing Rule 7.1, the Company issuing 720,000 ordinary shares. The Shares are to be issued to vendors of California Sleep Solutions, LLC., on the terms and conditions set out in this Explanatory Statement.

Details

The ASX Listing Rules requires the following information to be disclosed to Shareholders for the purposes of obtaining Shareholder approval for Resolution 2:

California Sleep Solutions, LLC. Vendors

(a) The maximum number of shares to be issued is 720,000 shares.

(b) The share issues will take place within 3 months of Resolution 2 being passed on a date or dates to be determined by the Directors.

(c) There is no deemed issue price for the securities.

(d) The shares will be issued to Mr Ken Cooper and Mr Wade Williams, who are vendors of shares in California Sleep Solutions, LLC.

(e) The shares form part of the consideration by the Company for the proposed acquisition of all of the ordinary shares in California Sleep Solutions, LLC. An explanation of the acquisition terms and consideration is more particularly described in the prospectus dated 5 October 2006. The Company expects to close the acquisition on or about 31 May 2007.

(f) The shares will rank equally with and have the same terms as conditions as existing ordinary shares.

(g) No funds are being raised from the share issue.

Effect of shareholder approval

The approval proposed in Resolution 2, for the purposes of ASX Listing Rule 7.1, is an approval to issue further equity securities pursuant to ASX Listing Rule 7.1.

If members approve Resolution 2, the Company will then have the flexibility to issue more shares in the future if an opportunity arises which the Board believes is in the best interests of the Company, and which it expects will create shareholder value. The issues of shares described in Resolution 2 will have been, for the purpose of ASX Listing Rule 7.1, made with prior shareholder approval. They will then cease to use up part of the 15% limit and would enable that proportion of the 15% limit to be used for a future issue of equity securities.

See Table 1 below (in the explanatory notes for Resolution 3) for further details regarding the effect of approving Resolution 2 on the Company's ability to issue further securities without shareholder approval.

If Resolution 2 is not passed

If members do not approve Resolution 2 the Company will be able to proceed with the share issues. However, the issues of shares will absorb part of the 15% limit and so reduce the Company's ability to issue further equity securities in the 12 month period subsequent to the issue.

The Company may issue further shares within the limit of the existing capacity, as indicated above, without seeking prior member approval.

In addition, any other issues of shares or rights following the date of preparation of this Explanatory Statement will absorb part of existing capacity, unless member approval is obtained for those issues or the issue falls within another exception in the ASX Listing Rules.

Recommendation of the Directors – Resolution 2

The Board recommends that members vote in favour of Resolution 2 to approve the proposed issues of Shares to vendors of California Sleep Solutions, LLC., on the terms set out above

3. Ratification of allotment and issue of securities pursuant to Listing Rule 7.4

This resolution has been proposed so that members may consider and, if thought fit, formally approve for all purposes, including for the purpose of ASX Listing Rule 7.4, the recent issues by the Company of ordinary shares (**"Share Issues"**).

ASX Listing Rule 7.4 provides that an issue of shares made without approval under ASX Listing Rule 7.1 is treated as having been made with approval for the purpose of ASX Listing Rule 7.1 where:

(a) the issue did not breach ASX Listing Rule 7.1; and

(b) the members subsequently approve it.

The Share Issues have already taken place, within the 15% limit prescribed by ASX Listing Rule 7.1. Member approval of the Share Issues is, accordingly, sought in accordance with ASX Listing Rule 7.4. The effect of member approval is described below.

Listing Rule 7.5 contains certain requirements as to the contents of a notice sent to Shareholders for the purposes of Listing Rule 7.4 and the following information is included in this Explanatory Statement for that purpose:

Sophisticated or Professional Investors

(a) The number of ordinary shares issued was 10,800,000 and the total value of those shares, based on the $0.55 issue price was $5.94 million.

(b) The shares were allotted on 16 April 2007.

(c) The issue price for the shares was $0.55 per share.

(d) The allottees were identified or selected by the Company and were sophisticated investors, professional investors or other persons to whom the shares could be offered without disclosure under the Corporations Act.

(e) The shares rank equally with existing ordinary shares.

(f) The intended use of the funds raised will be to enable expansion of existing sleep centre operations, systems integration of sleep centre acquisitions and further acquisitions of suitable sleep centres.

Strategic Financial Advisors, Inc.

(a) The number of shares issued was 273,375 shares.

(b) The shares were allotted on 23 April 2007.

(c) There is no deemed issue price for the securities.

(d) The shares were issued to Strategic Financial Advisors, Inc., one of the vendors of the shares in Sleepwell Partners, LLC.

(e) The shares form part of the consideration by the Company for all of the ordinary shares in Sleepwell Partners, LLC. An explanation of the acquisition and consideration is more particularly described in the prospectus dated 5 October 2006 and the ASX announcement released on 24 January 2007.

(f) The shares rank equally with and have the same terms as conditions as existing ordinary shares.

(g) No funds were raised from the share issue.

Effect of shareholder approval

The approval proposed in Resolution 3, under ASX Listing Rule 7.4, is effectively a retrospective approval or 'ratification' to refresh the Company's capacity to issue further equity securities pursuant to ASX Listing Rule 7.1.

If members approve Resolution 3, the Company will then have the flexibility to issue more shares in the future if an opportunity arises which the Board believes is in the best interests of the Company, and which it expects will create shareholder value. The issues of shares described in Resolution 3 would be treated, for the purpose of ASX Listing Rule 7.1, as having been made with prior shareholder approval. They would then cease to use up part of the 15% limit and would enable that proportion of the 15% limit to be used for a future issue of equity securities.

Table 1: Impact of Resolution 3 on capacity under ASX Listing Rule 7.1 to issue further shares within the 15% limit*

Before Resolution 3 is passed		Total capacity
Existing capacity		Approximately 1,820,000 shares
If Resolution 1 is passed and the shares the subject of that resolution are issued	**Increase in existing capacity**	**Total capacity (cumulative)**
Approval of the Resolution 1 share issues	Approximately 81,000 shares	Approximately 1,901,000 shares
If Resolution 2 is passed and the shares the subject of that resolution are issued	**Increase in existing capacity**	**Total capacity (cumulative)**
Approval of the Resolution 2 share issues	Approximately 108,000 shares	Approximately 2,009,000 shares
If Resolution 3 is passed	**Increase in existing capacity**	**Total capacity (cumulative)**
Approval of the Share Issues	Approximately 12,734,000 shares	Approximately 14,743,000 shares

***Notes to Table 1**

1. Unless otherwise stated, all calculations are as at 4 May 2007, being the date on which this Explanatory Statement was finalised for printing.
2. All calculations of capacity have been rounded to the nearest number in 000's of shares.

If Resolution 3 is not passed

The Company was not required, under ASX Listing Rule 7.1, to seek member approval prior to the issue of shares described in Resolution 3.

If members do not approve Resolution 3, it will not invalidate the Share Issues. However, the issues of shares absorbed part of the 15% limit and so reduced the Company's ability to issue further equity securities in the 12 month period subsequent to the issue, unless member approval is obtained for the issue or the issue falls within another exception in the ASX Listing Rule.

The Company may issue further shares within the limit of the existing capacity, as indicated above, without seeking prior member approval.

In addition, any other issues of shares or rights following the date of preparation of these Explanatory Notes will absorb part of existing capacity, unless member approval is obtained for those issues or the issue falls within another exception in the ASX Listing Rules.

Recommendation of the Directors – Resolution 3

The Board recommends that members vote in favour of approving the Share Issues.

AVASTRA

Proxy Form

Avastra Ltd
ACN 094 446 803

All correspondence to:
Computershare Investor Services Pty Limited
GPO Box 4195 Sydney
New South Wales 2001 Australia
Enquiries (within Australia) 1300 855 080
(outside Australia) 61 3 9415 4000
Facsimile 61 3 9473 2118
www.computershare.com

Mark this box with an 'X' if you have made any changes to your address details (see reverse) ☐

000001
000
AVS
MR JOHN SMITH 1
FLAT 123
123 SAMPLE STREET
THE SAMPLE HILL
SAMPLE ESTATE
SAMPLEVILLE VIC 3030

Securityholder Reference Number (SRN)

I 1234567890 IND

Appointment of Proxy

I/We being a member/s of Avastra Ltd and entitled to attend and vote hereby appoint

☐ the Chairman of the Meeting (mark with an 'X') **OR** ________ If you are not appointing the Chairman of the Meeting as your proxy please write here the full name of the individual or body corporate (excluding the registered Securityholder) you are appointing as your proxy.

or failing the individual or body corporate named, or if no individual or body corporate is named, the Chairman of the Meeting, as my/our proxy to act generally at the meeting on my/our behalf and to vote in accordance with the following directions (or if no directions have been given, as the proxy sees fit) at the Extraordinary General Meeting of Avastra Ltd to be held at Riverside Centre Auditorium, Level 5, 123 Eagle Street, Brisbane QLD 4000 on 15 June 2007 at 11.00AM AEST and at any adjournment of that meeting.

☐ **IMPORTANT: FOR ITEMS 1, 2 AND 3 BELOW**

If the Chairman of the Meeting is your nominated proxy, or may be appointed by default, and you have not directed your proxy how to vote on items 1, 2 and 3 below, please place a mark in this box. By marking this box you acknowledge that the Chairman of the Meeting may exercise your proxy even if he has an interest in the outcome of those items and that votes cast by him, other than as proxy holder, would be disregarded because of that interest. If you do not mark this box, and you have not directed your proxy how to vote, the Chairman of the Meeting will not cast your votes on items 1, 2 and 3 and your votes will not be counted in computing the required majority if a poll is called on these items. The Chairman of the Meeting intends to vote undirected proxies in favour of each of these items.

Voting directions to your proxy - please mark X to indicate your directions

		For	Against	Abstain*
1	Approval of issue of 536,625 ordinary shares	☐	☐	☐
2	Approval of issue of 720,000 ordinary shares	☐	☐	☐
3	Ratification of allotment and issue of securities	☐	☐	☐

In addition to the intention advised above, the Chairman of the Meeting intends to vote undirected proxies in favour of each of the other items of business.

* If you mark the Abstain box for a particular item, you are directing your proxy not to vote on your behalf on a show of hands or on a poll and your votes will not be counted in computing the required majority on a poll.

PLEASE SIGN HERE

This section *must* be signed in accordance with the instructions overleaf to enable your directions to be implemented.

Individual or Securityholder 1	Securityholder 2	Securityholder 3
Sole Director and Sole Company Secretary	Director	Director/Company Secretary

In addition to signing the Proxy Form in the above box(es) please provide the information below in case we need to contact you.

Contact Name ________ Contact Daytime Telephone ________ Date ___ / ___ / ___

AVS 17PR

AVS_WIP_162633/000001/000001

How to complete the Proxy Form

1 Your Address

This is your address as it appears on the company's share register. If this information is incorrect, please mark the box and make the correction on the form. Securityholders sponsored by a broker (in which case your reference number overleaf will commence with an 'x') should advise your broker of any changes. **Please note, you cannot change ownership of your securities using this form.**

2 Appointment of a Proxy

If you wish to appoint the Chairman of the Meeting as your proxy, mark the box. If the individual or body corporate you wish to appoint as your proxy is someone other than the Chairman of the Meeting please write the full name of that individual or body corporate in the space provided. If you leave this section blank, or your named proxy does not attend the meeting, the Chairman of the Meeting will be your proxy. A proxy need not be a securityholder of the company. Do not write the name of the issuer company or the registered securityholder in the space.

3 Votes on Items of Business

You may direct your proxy how to vote by placing a mark in one of the three boxes opposite each item of business. All your securities will be voted in accordance with such a direction unless you indicate only a portion of voting rights are to be voted on any item by inserting the percentage or number of securities you wish to vote in the appropriate box or boxes. If you do not mark any of the boxes on a given item, your proxy may vote as he or she chooses. If you mark more than one box on an item your vote on that item will be invalid.

4 Appointment of a Second Proxy

You are entitled to appoint up to two proxies to attend the meeting and vote on a poll. If you wish to appoint a second proxy, an additional Proxy Form may be obtained by telephoning the company's share registry or you may copy this form.

To appoint a second proxy you must:

(a) on each of the first Proxy Form and the second Proxy Form state the percentage of your voting rights or number of securities applicable to that form. If the appointments do not specify the percentage or number of votes that each proxy may exercise, each proxy may exercise half your votes. Fractions of votes will be disregarded.

(b) return both forms together in the same envelope.

5 Signing Instructions

You must sign this form as follows in the spaces provided:

Individual:	where the holding is in one name, the holder must sign.
Joint Holding:	where the holding is in more than one name, all of the securityholders should sign.
Power of Attorney:	to sign under Power of Attorney, you must have already lodged this document with the registry. If you have not previously lodged this document for notation, please attach a certified photocopy of the Power of Attorney to this form when you return it.
Companies:	where the company has a Sole Director who is also the Sole Company Secretary, this form must be signed by that person. If the company (pursuant to section 204A of the Corporations Act 2001) does not have a Company Secretary, a Sole Director can also sign alone. Otherwise this form must be signed by a Director jointly with either another Director or a Company Secretary. Please indicate the office held by signing in the appropriate place.

If a representative of a corporate Securityholder or proxy is to attend the meeting the appropriate "Certificate of Appointment of Corporate Representative" should be produced prior to admission. A form of the certificate may be obtained from the company's share registry or at **www.computershare.com**.

Lodgement of a Proxy

This Proxy Form (and any Power of Attorney under which it is signed) must be received at an address given below no later than 48 hours before the commencement of the meeting at 11.00AM AEST on 15 June 2007. Any Proxy Form received after that time will not be valid for the scheduled meeting.

Documents may be lodged:

IN PERSON	Share Registry - Computershare Investor Services Pty Limited, Level 2, 60 Carrington Street, Sydney NSW 2000 Australia
BY MAIL	Share Registry - Computershare Investor Services Pty Limited, GPO Box 4195, Sydney NSW 2001 Australia
BY FAX	61 3 9473 2118

VASTRA

Company Announcement

15 May 2007

Avastra Ltd (ASX: AVS): Securities to be released from Escrow

In accordance with Listing Rule 3.10A, Avastra advises that 83,333 ordinary shares will be released from voluntary escrow on 1 June 2007.

250,002 ordinary shares will remain in voluntary escrow with 41,667 released from escrow on the 1st day of each month, until 1 December 2007.

333,336 ordinary shares will remain in voluntary escrow with 41,667 released from escrow on the 1st day of each month, until 1 February 2008.

By Order of the Board

Paul Jobbins
Company Secretary

Avastra Ltd ABN 47 094 446 803
Level 7, 360 Queen Street, Brisbane QLD 4000 AUSTRALIA
GPO Box 744, Brisbane QLD 4001 AUSTRALIA
phone: (61) 7 3120 0633, fax: (61) 7 3120 0639
info@avastra.com www.avastra.com

VASTRA

Company Announcement

9 May 2007

Avastra Ltd (ASX: AVS): Acquisition of somniTech, somniCare and somniSchool

Avastra has entered into a binding purchase agreement to acquire a group of three profitable sleep companies based in Overland Park, Kansas, a suburb of Kansas City, Missouri, which together represent the dominant companies that conduct sleep diagnostic tests and related services in six Midwestern states. The three companies had combined unaudited 2006 revenues of US$9 million and unaudited 2006 adjusted EBIT of US$1.5 million. In the first quarter of 2007, combined adjusted EBIT of the companies, based upon unaudited reports, approximated US$400,000.

The first of the three companies, somniTech, Inc, is the largest fully accredited sleep testing and diagnostics organization in the Midwestern United States. It conducts operations in Kansas, Missouri, Iowa, Minnesota, Nebraska, and South Dakota. In addition to diagnostic testing, the somniTech centre in Kansas is the site of numerous sleep clinical trials. SomniTech has plans to expand clinical trial work to its current Iowa location and to open an additional lab in Iowa. The second company, somniCare, Inc., specializes in the distribution of home medical equipment for patients with sleep and respiratory disorders. The third company, somniSchool, Inc., provides educational and training services to help alleviate the shortage of US medical professionals serving the sleep disorder market.

Less than six months ago, Avastra closed its first acquisition in the sleep diagnostic market. With the closing of the acquisitions announced today, Avastra will have the largest geographic coverage of any sleep diagnostic company in the western United States. Avastra's total operations will encompass nine of the twenty States in the western part of the continental United States. The company will have over 100 beds in 19 owned facilities, as well as more that 100 beds under contract for hospital based labs across the country. Seven of the 19 company owned facilities will have clinical research capabilities. Combined, unaudited, trailing 12-months revenues for all companies (including somniTech, somniCare and somniSchool) acquired by Avastra since December 2006 exceeds US$27,000,000.

"While I am pleased with the rapid growth Avastra has attained in the last six months, I am more proud of the fact that it has been able to acquire true leaders in sleep - high quality service providers with a prominent position in their markets." commented Avastra Chairman Mitchell Rosenberg. "The somiTech companies have assembled one of the top quality teams in our industry."

Founded by Pam Gillis in 1992, somniTech's steady growth and prominence in sleep medicine research made it the subject of a feature in Sleep Review Magazine in June 2004, which may be viewed online at

http://www.sleepreviewmag.com/issues/articles/2004-05_11.asp

Avastra Ltd ABN 47 094 446 803
Level 7, 360 Queen Street, Brisbane QLD 4000 AUSTRALIA
GPO Box 744, Brisbane QLD 4001 AUSTRALIA
phone: (61) 7 3120 0633, fax: (61) 7 3120 0639
info@avastra.com www.avastra.com

AVASTRA

The magazine feature praises somniTech for its flexibility in providing services, quality of care, commitment to sleep research, and contracts with hospitals and preferred provider status with key insurance companies.

After the close, the Midwestern hub will be led by the medical director, Steven Hull, MD, FCCP, who is board-certified in sleep medicine, pulmonary medicine, and internal medicine. Dr. Hull has acted as the principal investigator in more than 120 clinical trials. He is chairman of the Continuing Medical Education Committee for the American Academy of Sleep Medicine. He is an associate editor for both The Sleep Journal and the Journal of Clinical Sleep Medicine.

Dr. Steven Hull, who will serve as the President of the Midwestern hub, said "As part of the Avastra team, we look forward to growing our clinical services and our clinical research activities. We will take advantage of the strategic advantages of joining a larger company, while providing the best services on a local basis."

Founder Pam Gillis, who will continue to serve as President Emeritus until the transition is complete, said "After working to build this business for 15 years, I could think of no better partner to take the company to the next level than Avastra. I am particularly proud of my hard working employees, and believe this partnership with Avastra gives them opportunities they could never have if we remained an independent and privately-owned company. I also know that under the management of Dr. Hull, we will distinguish ourselves by continuing to provide the highest quality services, while continuing to grow the profitability of the business."

The total consideration over four payments for the transaction are within the targeted range of 4 to 6 times adjusted EBIT depending on the future profitability of the companies.

The specific terms of the deal are as follows:

- The down payment includes 1,150,000 Avastra shares (no deemed price to the vendor) and US$3,000,000.
- Three additional cash payments are due and estimated to be paid each anniversary after the close. These payments will be based on audited EBIT targets. They may be accelerated at the option of Avastra, or delayed up to 5 years from settlement if EBIT targets are not achieved as forecast. These payments may be variable based upon profitability over the time period. The payments are estimated to be in the range of 0.5 to 0.8 of adjusted EBIT for these years.
- The seller may elect to receive the last payment in stock of no more than 2 million Avastra shares at the prevailing market price at the time of payment. This issue is subject to shareholder approval.

Subject to normal closing conditions and approval of changes to a third party contract the parties expect settlement to occur within four weeks.

By Order of the Board

Paul Jobbins
Company Secretary

Avastra Ltd ABN 47 094 446 803
Level 7, 360 Queen Street, Brisbane QLD 4000 AUSTRALIA
GPO Box 744, Brisbane QLD 4001 AUSTRALIA
phone: (61) 7 3120 0633, fax: (61) 7 3120 0639
info@avastra.com www.avastra.com

Rule 4.7B

Appendix 4C

Quarterly report for entities admitted on the basis of commitments

Name of entity

Avastra Ltd

ABN	Quarter ended ("current quarter")
47 094 446 803	**31 March 2007**

Consolidated statement of cash flows

	Cash flows related to operating activities		Current quarter $A'000	Year to date (9 months) $A'000
1.1	Receipts from customers		7,304	8,485
1.2	Payments for	(a) staff costs	(1,603)	(2,524)
		(b) advertising & marketing	(206)	(272)
		(c) research & development	-	-
		(d) leased assets	-	-
		(e) other working capital	(3,059)	(3,884)
1.3	Dividends received		-	-
1.4	Interest and other items of a similar nature received		96	213
1.5	Interest and other costs of finance paid		(24)	(37)
1.6	Income taxes paid			
1.7	Other (provide details if material)			
	(a) bonuses paid to staff in acquired entity		-	(735)
	(b) consulting fees		(116)	(549)
	(c) legal fees		(39)	(197)
	(d) compliance		(83)	(216)
	(e) insurance		(169)	(299)
	Net operating cash flows		2,101	(15)

+ See chapter 19 for defined terms.

		Current quarter $A'000	Year to date (9 months) $A'000
1.8	Net operating cash flows (carried forward)	**2,101**	**(15)**
	Cash flows related to investing activities		
1.9	Payment for acquisition of:		
	(a) businesses (item 5)	(953)	(4,539)
	(b) equity investments		
	(c) intellectual property		
	(d) physical non-current assets	(233)	(245)
	(e) other non-current assets		
1.10	Proceeds from disposal of:		
	(a) businesses (item 5)		
	(b) equity investments		
	(c) intellectual property		
	(d) physical non-current assets	-	91
	(e) other non-current assets		
1.11	Loans to other entities		
1.12	Loans repaid by other entities		
1.13	Other (provide details if material)		
	Net investing cash flows	(1,186)	(4,693)
1.14	**Total operating and investing cash flows**	915	(4,708)
	Cash flows related to financing activities		
1.15	Proceeds from issues of shares, options, etc.		9,044
1.16	Proceeds from sale of forfeited shares		
1.17	Proceeds from borrowings		
1.18	Repayment of borrowings	(45)	(101)
1.19	Dividends paid		
1.20	Other (provide details if material)		
	Costs of raising capital		(802)
	Cash held in acquired business		2,131
	Net financing cash flows	(45)	10,272
	Net increase (decrease) in cash held	870	5,564
1.21	Cash at beginning of quarter/year to date	8,440	3,746
1.22	Exchange rate adjustments to item 1.20		
1.23	**Cash at end of quarter**	9,310	9,310

Payments to directors of the entity and associates of the directors
Payments to related entities of the entity and associates of the related entities

		Current quarter $A'000
1.24	Aggregate amount of payments to the parties included in item 1.2	195
1.25	Aggregate amount of loans to the parties included in item 1.11	

1.26 Explanation necessary for an understanding of the transactions

Directors fees and superannuation $63k
Consulting payments $114k
Travel reimbursement $18k

Non-cash financing and investing activities

2.1 Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows

2.2 Details of outlays made by other entities to establish or increase their share in businesses in which the reporting entity has an interest

Financing facilities available

Add notes as necessary for an understanding of the position. (See AASB 1026 paragraph 12.2).

		Amount available $A'000	Amount used $A'000
3.1	Loan facilities	495	334
3.2	Credit standby arrangements		

+ See chapter 19 for defined terms.

Reconciliation of cash

Reconciliation of cash at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.		Current quarter $A'000	Previous quarter $A'000
4.1	Cash on hand and at bank	6,676	1,973
4.2	Deposits at call	638	
4.3	Bank overdraft		
4.4	Term Deposits	1,996	6,467
	Total: cash at end of quarter (item 1.23)	9,310	8,440

Acquisitions and disposals of business entities

		Acquisitions *(Item 1.9(a))*	Disposals *(Item 1.10(a))*
5.1	Name of entity	Sleepwell Partners, LLC	N/A
5.2	Place of incorporation or registration	California, USA	
5.3	Consideration for acquisition or disposal	$822,000 (excluding earn out payments and shares)	
5.4	Total net assets	$514,000	
5.5	Nature of business	Operator of sleep diagnostic laboratories	

		Acquisitions *(Item 1.9(a))*	Disposals *(Item 1.10(a))*
5.1	Name of entity	PDX Sleep Solutions, LLC	N/A
5.2	Place of incorporation or registration	Oregon, USA	
5.3	Consideration for acquisition or disposal	150,000 fully paid ordinary shares	
5.4	Total net assets	$1,500	
5.5	Nature of business	Supply and distribution of sleep therapeutic equipment	

+ See chapter 19 for defined terms.

Compliance statement

1 This statement has been prepared under accounting policies which comply with accounting standards as defined in the Corporations Act (except to the extent that information is not required because of note 2) or other standards acceptable to ASX.

2 This statement does give a true and fair view of the matters disclosed.

Sign here: .... Date: 27 April 2007
(Company Secretary)

Print name: Paul Jobbins

Notes

1. The quarterly report provides a basis for informing the market how the entity's activities have been financed for the past quarter and the effect on its cash position. An entity wanting to disclose additional information is encouraged to do so, in a note or notes attached to this report.

2. The definitions in, and provisions of, *AASB 1026: Statement of Cash Flows* apply to this report except for the paragraphs of the Standard set out below.

   - 6.2 - reconciliation of cash flows arising from operating activities to operating profit or loss
   - 9.2 - itemised disclosure relating to acquisitions
   - 9.4 - itemised disclosure relating to disposals
   - 12.1(a) - policy for classification of cash items
   - 12.3 - disclosure of restrictions on use of cash
   - 13.1 - comparative information

3. **Accounting Standards.** ASX will accept, for example, the use of International Accounting Standards for foreign entities. If the standards used do not address a topic, the Australian standard on that topic (if any) must be complied with.

+ See chapter 19 for defined terms.

VASTRA

Company Announcement

27 April 2007

Avastra Ltd (ASX: AVS): Board Changes

Avastra Ltd today announces the appointment of current director Dr. Mitchell Rosenberg as its new Chairman and the retirement of Ian Sandford as Chairman and as a director of the company. Dr. Rosenberg is a resident of California where the company's sleep centre operations are headquartered. Mitch said "I am very excited for the future of Avastra and the large opportunity that exists within the sleep industry. I thank Ian for his contributions and leadership role on the Board over the last 6 months"

Ian has been Chairman of Avastra Ltd since last November and successfully led the board over the period when the company began its US sleep centre acquisitions. Ian, Mitch and the board feel that, at least in the short term, the Chairman should be based close to operations - to both consolidate growth and facilitate future acquisitions. Ian said "It has been a rewarding experience for me, and I know that Mitch is well suited to lead the board and take the company to the next level".

Dr. Rosenberg is an Organisational Psychologist with over two decades of experience in the areas of operational management, human resources and Organisational Development. Mitch brings to the role a rich history of professional experiences. Prior to founding his own consulting firm, M.M. Rosenberg & Associates, Dr. Rosenberg was CEO of The Piceme Group, an international investment firm managing a portfolio of loans and real estate valued in excess of US$7bn. In addition, he served in senior executive roles with large financial institutions such as Washington Mutual Bank, American Savings Bank and Great Western Bank.

Academically, in addition to a B.S. in Psychology and a Masters of Science in Industrial Psychology, he received his Ph.D. in Psychology with an emphasis on Organizational Behavior from Claremont Graduate University under the tutelage of a pioneer in his field, Peter Drucker.

By Order of the Board

Paul Jobbins
Company Secretary

Avastra Ltd ABN 47 094 446 803
Level 7, 360 Queen Street, Brisbane QLD 4000 AUSTRALIA
GPO Box 744, Brisbane QLD 4001 AUSTRALIA
phone: (61) 7 3120 0633, fax: (61) 7 3120 0639
info@avastra.com www.avastra.com

Rule 3.19A.3

Appendix 3Z

Final Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity AVASTRA LTD
ABN 47 094 446 803

We (the entity) give ASX the following information under listing rule 3.19A.3 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of director	Ian Campbell Sandford
Date of last notice	20 December 2007
Date that director ceased to be director	27 April 2007

Part 1 – Director's relevant interests in securities of which the director is the registered holder
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Number & class of securities
50,000 fully paid ordinary shares

+ See chapter 19 for defined terms.

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest	**Number & class of securities**
Clearfield Pty Ltd <Ian Sandford Family A/c>	50,000 fully paid ordinary shares

Part 3 – Director's interests in contracts

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
No. and class of securities to which interest relates	

+ See chapter 19 for defined terms.

Form 604

Corporations Law

Section 671B

Notice of change of interests of substantial holder

To Company Name/Scheme AVASTRA LTD

ACN/ARSN

1. Details of substantial holder (1)

Name Paradice Investment Management Pty Ltd

ACN/ARSN (if applicable) 090 148 619

There was a change in the interests of the substantial holder on 20/04/07

The previous notice was given to the company on 14/12/06

The previous notice was dated 08/12/06

2. Previous and present voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in when last required, and when now required, to give a substantial holding notice to the company or scheme, are as follows:

Class of securities (4)	Previous notice		Present notice	
	Person's votes	Voting power (5)	Person's votes	Voting power (5)
FPO	4,925,000	5.94%	8,098,227	8.37%*

*BASED ON ISSUED CAPITAL OF 96,757,092

3. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest of the substantial holder or an associate in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of change	Person whose relevant interest changed	Nature of change (6)	Consideration given in relation to change (7)	Class and number of securities affected	Person's votes affected
20/04/07	Paradice Investment Management Pty Ltd	Purchase of 3,272,727 shares	($1,800,000)	3,272,727 FPO	3,272,727

4. Present relevant interests

Particulars of each relevant interest of the substantial holder in voting securities after the change are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder (8)	Nature of relevant interest (6)	Class and number of securities	Person's votes
See Schedule 1					

5. Changes in association

The persons who have become associates (2) of, ceased to be associates of, or have changed the nature of their association (9) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN/ARSN (if applicable)	Nature of association
Not Applicable	

6. Addresses

The addresses of persons named in this form are as follows:

Name	Address
Paradice Investment Management Pty Ltd	Level 11, 15 Bent Street, Sydney NSW 2000

Signature

print name	Kylie Barns	capacity	Company Secretary
sign here		date	24 / 04 / 07

DIRECTIONS

(1) If there are a number of substantial holders with similar or related relevant interests (eg. a corporation and its related corporations, or the manager and trustee of an equity trust), the names could be included in an annexure to the form. If the relevant interests of a group of persons are essentially similar, they may be referred to throughout the form as a specifically named group if the membership of each group, with the names and addresses of members is clearly set out in paragraph 6 of the form.

(2) See the definition of 'associate' in section 9 of the *Corporations Law.*

(3) See the definition of 'relevant interest' in sections 608 and 671B(7) of the *Corporations Law.*

(4) The voting shares of a company constitute one class unless divided into separate classes.

(5) The person's votes divided by the total votes in the body corporate or scheme multiplied by 100.

(6) Include details of:

(a) any relevant agreement or other circumstances because of which the change in relevant interest occurred. If subsection 671B(4) applies, a copy of any document setting out the terms of any relevant agreement, and a statement by the person giving full and accurate details of any contract, scheme or arrangement, must accompany this form, together with a written statement certifying this contract, scheme or arrangement; and

(b) any qualification of the power of a person to exercise, control the exercise of, or influence the exercise of, the voting powers or disposal of the securities to which the relevant interest relates (indicating clearly the particular securities to which the qualification applies).

See the definition of 'relevant agreement' in section 9 of the *Corporations Law.*

(7) Details of the consideration must include any and all benefits, money and other, that any person from whom a relevant interest was acquired has, or may, become entitled to receive in relation to that acquisition. Details must be included even if the benefit is conditional on the happening or not of a contingency. Details must be included of any benefit paid on behalf of the substantial holder or its associate in relation to the acquisitions, even if they are not paid directly to the person from whom the relevant interest was acquired.

(8) If the substantial holder is unable to determine the identity of the person (eg if the relevant interest arises because of an option) write 'unknown'.

(9) Give details, if appropriate, of the present association and any change in that association since the last substantial holding notice.

Schedule 1 - Paradice Investment Management - Change in substantial holding for AVASTRA LTD

4. Present relevant interest

Holder of relevant interest	Registered Holder of securities	Person entitled to be registed as holder	Nature of relevant interest	Class and no. of securities	Persons votes
Paradice Investment Managemant Pty Ltd	National Nominees Ltd	P&I Nominees Pty Ltd	Investment Manager	8,098,227	8,098,227
				8,098,227	

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

AVASTRA LTD

ABN

47 094 446 803

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully paid ordinary shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	273,375
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Fully paid ordinary shares

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	nil
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	As described in the Company's prospectus dated 5 October 2006, 273,375 fully paid ordinary shares have been issued as part consideration for the acquisition of Sleepwell Partners, LLC, which was acquired on 24 January 2007. A further 536,625 shares are to be issued to form part of the consideration.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	23 April 2007

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	97,030,467	Ordinary Shares

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	750,000	Options exercisable at $0.25, expiring on 26 October 2008
		1,250,000	Options exercisable at $0.40 cents, expiring on 26 October 2008
		130,000	Staff options exercisable at $0.20, expiring on 2 October 2008
		320,000	Series 3 options exercisable at $1.00, expiring on 21 January 2008
		80,000	Options exercisable at $0.20, expiring on 23 March 2010.
		500,000	Options: Exercise price: $0.00 Earliest exercise date: 23 March 2008, subject to vesting condition. Vesting condition: Quarterly consolidated revenues reach US$2.5M. Expiry: earlier of 5 years from issue date and 2 years from earliest exercise date.
		300,000	Options: Exercise price: $0.00 Earliest exercise date: 23 September 2008, subject to vesting condition. Vesting condition: Quarterly consolidated revenues reach US$3.75M. Expiry: earlier of 5 years from issue date and 2 years from earliest exercise date.
		150,000	Options: Exercise price: $0.00 Earliest exercise date: 23 March 2009, subject to vesting condition. Vesting condition: Quarterly consolidated revenues reach US$5.0M. Expiry: earlier of 5 years from issue date and 2 years from earliest exercise date.

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	

+ See chapter 19 for defined terms.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will **not** be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	

23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	N/A
33	+Despatch date	

+ See chapter 19 for defined terms.

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☑ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	N/A
39	Class of +securities for which quotation is sought	N/A
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	N/A
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	N/A

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

+ See chapter 19 for defined terms.

- There is no reason why those +securities should not be granted +quotation.

  - An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

    Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

  - Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

  - We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

  - If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... (Company Secretary)

Date: 24 April 2007

Print name: Paul Jobbins

VASTRA

Company Announcement

10 April 2007

Avastra Ltd (ASX: AVS): Avastra strengthens its financial resources

Avastra Ltd is pleased to advise that it has strengthened its financial resources and share register with a share placement to institutional investors.

The Company has undertaken a placement of 10,800,000 new ordinary shares with institutional investors at $0.55 cents per share to raise approximately $5,940,000 before costs associated with the issue. Settlement of the placement is scheduled to occur on Monday 16 April 2007.

The placement was strongly supported by a group of leading Australian institutional investors and was managed by ABN AMRO Morgans Limited and Orbit Capital Pty Limited.

The institutional placement represents approximately an additional 13% of the Company's existing issued capital. The net proceeds of the issue will provide funding for further acquisitions in order to help accelerate the Company's growth strategy.

By Order of the Board

Paul Jobbins
Company Secretary

Avastra Ltd ABN 47 094 446 803
Level 7, 360 Queen Street, Brisbane QLD 4000 AUSTRALIA
GPO Box 744, Brisbane QLD 4001 AUSTRALIA
phone: (61) 7 3120 0633, fax: (61) 7 3120 0639
info@avastra.com www.avastra.com

VASTRA

Company Announcement

5 April 2007

Avastra Ltd (AVS): Changes to the Board

Avastra Ltd today announced the resignations of Mr Greg Fagan and Mr Guy Aird as directors of the company, and the appointment of Mr Simon Mitchell as a director.

Mr Greg Fagan was a director of Avastra Ltd for six years, including over two years as Chairman from the IPO in June 2004 to November 2006. Greg began seeking out a change of direction for the company in early 2006, leading the company to where it is today. Greg said "I am standing aside now to make way for new blood with different skills to take the company on to a new level."

Mr Guy Aird was a director of Avastra Ltd since November 2005 - over the period of significant change in the company's business direction. Guy said "Due to increased business commitments I find I am unable to give the time required for a company that has both changed direction significantly and grown in market capitalisation from $ 5 million to over $ 50 million."

The board thanks Greg and Guy for their contribution and commitment to the company and for their efforts over the past 12 months. We wish them well in their future business ventures.

Mr Simon Mitchell has over 24 years experience as a manager, owner and investor in the healthcare industry. Most recently Simon was with the Queensland Investment Corporation as an investment manager for two of QIC's biotech-focused venture capital funds. He has an MBA from QUT and a degree in Optometry and a strong interest in medical devices and the provision of healthcare services. Simon said "I am looking forward to joining the Avastra Ltd Board, and am particularly excited by the opportunity the US sleep market offers the company." The board welcomes Simon and is sure he will make a valuable contribution.

I. C. Sandford.

Ian Sandford
Chairman

Avastra Ltd ABN 47 094 446 803
Level 7, 360 Queen Street, Brisbane QLD 4000 AUSTRALIA
GPO Box 744, Brisbane QLD 4001 AUSTRALIA
phone: (61) 7 3120 0633, fax: (61) 7 3120 0639
info@avastra.com www.avastra.com

Rule 3.19A.1

Appendix 3X

Initial Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity:	**AVASTRA LTD**
ABN:	**47 094 446 803**

We (the entity) give ASX the following information under listing rule 3.19A.1 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Mr. Simon J Mitchell
Date of appointment	5 April 2007

Part 1 - Director's relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Number & class of securities

+ See chapter 19 for defined terms.

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest.	**Number & class of Securities**
Mitchell Lavalle Trust	984,134 ordinary shares 200,000 options

Part 3 – Director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
No. and class of securities to which interest relates	

+ See chapter 19 for defined terms.

Rule 3.19A.3

Appendix 3Z

Final Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity AVASTRA LTD
ABN 47 094 446 803

We (the entity) give ASX the following information under listing rule 3.19A.3 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of director	Gregory D Fagan
Date of last notice	7 December 2007
Date that director ceased to be director	5 April 2007

Part 1 – Director's relevant interests in securities of which the director is the registered holder
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Number & class of securities
943,044 fully paid ordinary shares
100,000 options expiring 21 January 2008

+ See chapter 19 for defined terms.

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest	**Number & class of securities**
Snagglepuss Pty Ltd <Fagan A/c>	375,000 fully paid ordinary shares
New Millennium Fund Pty Ltd	81,625 fully paid ordinary shares

Part 3 – Director's interests in contracts

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
No. and class of securities to which interest relates	

+ See chapter 19 for defined terms.

Rule 3.19A.3

Appendix 3Z

Final Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity AVASTRA LTD
ABN 47 094 446 803

We (the entity) give ASX the following information under listing rule 3.19A.3 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of director	Guy M Aird
Date of last notice	20 December 2007
Date that director ceased to be director	5 April 2007

Part 1 – Director's relevant interests in securities of which the director is the registered holder
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Number & class of securities
325,000 fully paid ordinary shares

+ See chapter 19 for defined terms.

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest	**Number & class of securities**

Part 3 – Director's interests in contracts

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
No. and class of securities to which interest relates	

+ See chapter 19 for defined terms.

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

AVASTRA LTD

ABN

47 094 446 803

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Options over unissued Ordinary shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	80,000
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	80,000 options Exercise price: $0.20 Expiry: 23 March 2010

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Shares issued upon exercise of the options will be fully paid and will rank equally with issued Ordinary shares of the company.
5	Issue price or consideration	Nil
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Options issued under the Employee Share Option Plan approved by shareholders on 16 March 2007.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	02 April 2007

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	85,957,092	Ordinary Shares

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	750,000	Options exercisable at $0.25, expiring on 26 October 2008
		1,250,000	Options exercisable at $0.40 cents, expiring on 26 October 2008
		130,000	Staff options exercisable at $0.20, expiring on 2 October 2008
		320,000	Series 3 options exercisable at $1.00, expiring on 21 January 2008
		80,000	Options exercisable at $0.20, expiring on 23 March 2010.
		500,000	Options Exercise price: $0.00 Earliest exercise date: 23 March 2008, subject to vesting condition. Vesting condition: Quarterly consolidated revenues reach US$2.5M. Expiry: earlier of 5 years from issue date and 2 years from earliest exercise date.
		300,000	Options Exercise price: $0.00 Earliest exercise date: 23 September 2008, subject to vesting condition. Vesting condition: Quarterly consolidated revenues reach US$3.75M. Expiry: earlier of 5 years from issue date and 2 years from earliest exercise date.
		150,000	Options Exercise price: $0.00 Earliest exercise date: 23 March 2009, subject to vesting condition. Vesting condition: Quarterly consolidated revenues reach US$5.0M. Expiry: earlier of 5 years from issue date and 2 years from earliest exercise date.

+ See chapter 19 for defined terms.

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Options are not entitled to dividends. Shares issued upon exercise of the options will rank equally with all other issued Ordinary shares with respect to dividends.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will **not** be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	

22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	N/A

+ See chapter 19 for defined terms.

33 +Despatch date

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☐ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	N/A
39	Class of +securities for which quotation is sought	N/A
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	N/A
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	N/A

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

+ See chapter 19 for defined terms.

- There is no reason why those +securities should not be granted +quotation.

  - An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

    Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

  - Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

  - We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

  - If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 4 April 2007
(Company Secretary)

Print name: Paul Jobbins

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

AVASTRA LTD

ABN

47 094 446 803

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Options over unissued Ordinary shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	950,000

+ See chapter 19 for defined terms.

3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	500,000 options Exercise price: $0.00 Earliest exercise date: 23 March 2008, subject to vesting condition. Vesting condition: Quarterly consolidated revenues reach US$2.5M. Expiry: earlier of 5 years from issue date and 2 years from earliest exercise date. 300,000 options Exercise price: $0.00 Earliest exercise date: 23 September 2008, subject to vesting condition. Vesting condition: Quarterly consolidated revenues reach US$3.75M. Expiry: earlier of 5 years from issue date and 2 years from earliest exercise date. 150,000 options Exercise price: $0.00 Earliest exercise date: 23 March 2009, subject to vesting condition. Vesting condition: Quarterly consolidated revenues reach US$5.0M. Expiry: earlier of 5 years from issue date and 2 years from earliest exercise date.
4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Shares issued upon exercise of the options will be fully paid and will rank equally with issued Ordinary shares of the company.
5	Issue price or consideration	Nil

6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Options issued to consultants to the Company as approved by shareholders on 16 March 2007.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	27 March 2007

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	85,957,092	Ordinary Shares

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	750,000	Options exercisable at $0.25, expiring on 26 October 2008
		1,250,000	Options exercisable at $0.40 cents, expiring on 26 October 2008
		130,000	Staff options exercisable at $0.20, expiring on 2 October 2008
		320,000	Series 3 options exercisable at $1.00, expiring on 21 January 2008
		500,000	Options Exercise price: $0.00 Earliest exercise date: 23 March 2008, subject to vesting condition. Vesting condition: Quarterly consolidated revenues reach US$2.5M. Expiry: earlier of 5 years from issue date and 2 years from earliest exercise date.
		300,000	Options Exercise price: $0.00 Earliest exercise date: 23 September 2008, subject to vesting condition. Vesting condition: Quarterly consolidated revenues reach US$3.75M. Expiry: earlier of 5 years from issue date and 2 years from earliest exercise date.
		150,000	Options Exercise price: $0.00 Earliest exercise date: 23 March 2009, subject to vesting condition. Vesting condition: Quarterly consolidated revenues reach US$5.0M. Expiry: earlier of 5 years from issue date and 2 years from earliest exercise date.

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Options are not entitled to dividends. Shares issued upon exercise of the options will rank equally with all other issued Ordinary shares with respect to dividends.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will **not** be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

32 How do +security holders dispose of their entitlements (except by sale through a broker)?	N/A
33 +Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☐ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	N/A
39	Class of +securities for which quotation is sought	N/A
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	N/A
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	N/A

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

  - An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

    Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

  - Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

  - We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

  - If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... (Company Secretary) Date: 28 March 2007

Print name: Paul Jobbins

+ See chapter 19 for defined terms.

AVASTRA

27 March 2007

Avastra Ltd (AVS): Signing of Letter of Intent

Avastra Ltd is pleased to announce that it has signed a non-binding Letter of Intent with an operator of sleep diagnostic centres for the acquisition of sleep centres in 6 states within the US, as well as a related company that distributes sleep therapeutic devices (CPAPs). The overall terms and conditions for this potential acquisition cannot be determined until Avastra conducts due diligence and negotiation. The LOI has an exclusivity period to May 30th, 2007. We have been advised that the target company has calendar 2006 revenues of approximately A$13 million.

Should a formal agreement be reached we will provide details of the final terms and conditions.

By Order of the Board

Paul Jobbins
Company Secretary

Avastra Ltd ABN 47 094 446 803
Level 7, 360 Queen Street, Brisbane QLD 4000 AUSTRALIA
GPO Box 744, Brisbane QLD 4001 AUSTRALIA
phone: (61) 7 3120 0633, fax: (61) 7 3120 0639
info@avastra.com www.avastra.com

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B - Amendment

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

AVASTRA LTD

ABN

47 094 446 803

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Fully Paid
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	2,000,000
3	Principal terms of the +securities (eg. if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	Nil
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Shares issued in consideration for past services rendered by corporate adviser as approved by shareholders on 16 Mach 2007.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	23 March 2007

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	85,957,092	Ordinary Shares

+ See chapter 19 for defined terms.

9 Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
750,000	Options exercisable at $0.25, expiring on 26 October, 2008
1,250,000	Options exercisable at $0.40 cents, expiring on 26 October, 2008
130,000	Staff options exercisable at $0.20, expiring on 2 October 2008
320,000 – Series 3	Options exercisable at $1.00, expiring on 21 January 2008

10 Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)

N/A

Part 2 - Bonus issue or pro rata issue

11 Is security holder approval required?

12 Is the issue renounceable or non-renounceable?

13 Ratio in which the +securities will be offered

14 +Class of +securities to which the offer relates

+ See chapter 19 for defined terms.

15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will **not** be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	

+ See chapter 19 for defined terms.

23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	N/A
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) [√] Securities described in Part 1

(b) [ ] All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 [ ] If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 [ ] If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

+ See chapter 19 for defined terms.

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	N/A
39	Class of +securities for which quotation is sought	N/A
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	N/A
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	N/A

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

    - An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

      Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

    - Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

    - We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

    - If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 26 March 2007
(Company Secretary)

Print name: Paul Jobbins

+ See chapter 19 for defined terms.

AVASTRA LIMITED
ACN 094 446 803

EMPLOYEE OPTION PLAN RULES

THIS AGREEMENT WITNESSES

1. DEFINITIONS AND INTERPRETATION

1.1 Definitions

In these Rules, the following words and expressions have the meanings indicated unless the contrary intention appears:

Board means a quorum of the Directors of the Company or Substituted Corporation or a committee appointed by the Directors for the purposes of fulfilling any function which may be carried out by the Board under these Rules;

Buy-Back means the purchase by the Company or Substituted Corporation of an Option prior to its exercise or Plan Shares pursuant to clause 8;

Change of Control Event means any of the events listed in clause 12.1;

Company means Avastra Limited (ACN 094 446 803);

Directors means each director of the Company or any of its Subsidiaries;

Eligible Participant means the Employees, and any other person determined by the Board in its sole and absolute discretion;

Employee means any full or part-time employee of the Company or any of its Subsidiaries;

Exercise Conditions means any criteria, including performance requirements and time based conditions, determined by the Board or under these Plan Rules, which must be met (notwithstanding the satisfaction of any Vesting Conditions) prior to a Participant being entitled to exercise the Options in accordance with clause 5.4(c);

Exercise Price means the amount payable by a Participant to acquire or subscribe for a Share on the exercise of an Option specified by the Board in the Offer or Outright Grant of that Option;

Fair Value means the value of the Plan Shares as determined by a valuation method approved by the Board and, if the Shares are quoted on a stock exchange, the price of the Company's Shares quoted on that stock exchange;

Group means the Company and each of its Subsidiaries;

Listing Rules means the listing rules of any Stock Exchange upon which the Company or Substituted Corporation is listed;

Loan means a loan on the conditions set out in clause 6;

Net Gain means the amount given by subtracting the Exercise Price of an Option granted under the Plan from the Fair Value of the Share which is the subject of the Option;

Nominated Party means an individual related to the Eligible Participant or an entity with which the Eligible Participant has an association acceptable to the Board;

Notice of Exercise means a notice in the form determined by the Board from time to time;

Offer means an offer to grant Options made under these Rules;

Option means an option to acquire an issued Share or subscribe for an unissued Share;

Option Fee means any fee payable by a Participant on the grant of an Option to them as determined by the Board in its sole and absolute discretion;

Option Register means the option register maintained by the Company as required by section 168(1)(b) of the Corporations Act 2001;

Option Term means the date determined by the Board on grant of an Option after which a Participant can no longer exercise the Option granted to them but which in no case must exceed 10 years from the date of grant;

Outright Grant means a grant of Options made under these Rules without an Offer being made and accepted;

Participant means a person who has been granted Options pursuant to these Rules;

Permanent Incapacity means a condition that prevents a Participant from continuing to be an Eligible Participant engaged in a similar capacity as they held prior to the condition being acquired;

Plan means the employee option plan in respect of which these Rules apply;

Plan Share means any Share held by a Participant in respect of which they exercised an Option or any Shares to be issued to a Participant upon exercise of an Option;

Rules means these rules in respect of the operation of the Plan;

Secretary means the company secretary of the Company (if any);

Share means a share in the capital of the Company or a Substituted Corporation;

Shareholder means any holder of a Share;

Shareholder Approval means any prior consent or affirming resolution that needs to be obtained from shareholders of the Company or Substituted Corporation before an action is taken or determination made under these Rules;

Stock Exchange means Australian Stock Exchange Limited or such other stock exchange upon which the shares in the Company or Substituted Corporation are quoted;

Subsidiary means a company which is a subsidiary of a body corporate for the purposes of the Corporations Act 2001;

Substituted Corporation means a body corporate which becomes a parent company of the Company following commencement of the Plan and whose shares become the subject of the Options granted under the Plan in accordance with these Rules;

Vesting Conditions means any criteria, including performance requirements and time based conditions, determined by the Board or under these Plan Rules, which must be met prior to the Options vesting under clause 5.4(b), and subject to any Exercise Conditions being met, being capable of exercised.

1.2 **Interpretation**

In these Rules unless otherwise stated or the contrary intention appears:

(a) The singular includes the plural and vice versa;

(b) A gender includes all genders;

(c) A reference to any legislation includes any modification or replacement of it and all regulations and statutory instruments issued under it and a reference to any provision of any legislation includes any modification or substitution of it;

(d) A reference to these Rules means these Rules as amended from time to time and includes all recitals, annexures, addendums and schedules to these Rules;

(e) A reference to a person includes a reference to the person's executors, administrators and successors or a body corporate; and

(f) In making any determination or exercising any discretion pursuant to these Rules the Board shall do so in a manner consistent with these Rules and subject to the Company's constitution and any applicable laws and Listing Rules (if applicable).

1.3 **Headings**

Headings are inserted in these Rules for convenience only and do not effect the interpretation of these Rules.

2. COMMENCEMENT

The Plan shall commence on the date determined by the Board.

3. MAXIMUM OPTION ALLOCATION

Unless prior Shareholder Approval is obtained, the number of Options which may be granted under this Plan must not exceed (assuming all outstanding Options were exercised) a maximum of ten percent (10%) of the total issued capital of the Company at the time of the grant of the Options.

4. ELIGIBILITY AND GRANT

4.1 Participation

The Board may at its discretion determine that an Eligible Participant may participate in the Plan.

4.2 Selection

Following determination that an Eligible Participant may participate in the Plan the Board may at any time and from time to time make an Offer or Outright Grant of Options to the Eligible Participant.

4.3 Offer or Grant

(a) The manner, form and content of an Offer or Outright Grant of Options shall be as determined by the Board.

(b) In the case of an Outright Grant the Board shall require a Participant to acknowledge and agree to be bound by the terms and conditions of the Outright Grant and these Rules. The manner, form and content of the acknowledgement and agreement in the case of an Outright Grant shall be determined by the Board.

4.4 Nominated Party

(a) An Eligible Participant to whom an Offer is made or to whom the Company intends to make an Outright Grant may give notice to the Company that they would prefer such Offer or Outright Grant be made to a Nominated Party.

(b) The Board may in its absolute discretion determine whether it will make the Offer or Outright Grant to the Nominated Party and on what conditions it will agree to do so.

5. OPTION TERMS

5.1 Board Determination

The terms and conditions of Options offered or granted under these Rules to each Participant shall be:

(a) Determined by the Board and include as a minimum the number of Options, the Option Fee (if any), the Exercise Price (if any), the Option Term, Exercise Conditions (if any), Vesting Conditions (if any), forfeiture conditions (if any) and the class of Shares or any rights attaching to the Shares in respect of which the options are exercisable; and

(b) Set out in the document evidencing the Offer or Outright Grant delivered to the Participant.

5.2 **No Option Fee for Outright Grant**

Where the Board makes an Outright Grant to an Eligible Participant, there shall be no Option Fee in respect of the Options granted.

5.3 **Option Entitlements**

Subject to the Board determining otherwise, prior to an Offer or an Outright Grant and subject to these Rules:

(a) Each Option entitles (subject to the Vesting Conditions and Exercise Conditions being satisfied or waived) the holder to subscribe for or to be transferred one Share at the Exercise Price; and

(b) Any Share issued pursuant to an exercise of an Option will rank pari passu with all existing Shares being in the same class as the Shares from the date of issue.

5.4 **Conditions for Vesting and Exercise**

(a) The Board shall determine prior to an Offer or an Outright Grant being made, the Vesting Conditions and Exercise Conditions attaching to the Options.

(b) Options will only vest if the applicable Vesting Conditions have been satisfied, waived by the Board or are deemed to have been satisfied under these Rules.

(c) Options may only be exercised if the applicable Vesting Conditions and Exercise Conditions have been satisfied, waived by the Board or are deemed to have been satisfied under these Rules.

5.5 **Lapse of Options**

Unless the Board otherwise determines in its sole and absolute discretion, Options shall lapse (whether held by a Participant or a third party transferee) and be incapable of exercise on the earlier of:

(a) The expiry of the Option Term.

(b) If a Participant was an Employee at the time of the Offer or Outright Grant, or where a Nominated Party was granted Options offered to an Employee ("Nominating Employee"), pursuant to clause 4.4, on the date the Participant or in the case of a Nominated Party, the Nominating Employee ceases to be an Employee except where:

(i) Options are capable of being exercised and the Participant voluntarily resigns where the date shall be 30 days after the Participant ceases to be an Employee unless a later date is determined by the Board;

(ii) Options are capable of being exercised and the Participant retires, is retrenched, made redundant, dies or suffers Permanent Incapacity where the date shall be 90 days after the Participant ceases to be an Employee unless a later date is determined by the Board;

(iii) The Participant was also a Director and continues to hold that office in which case paragraph (c) (except sub-paragraph (c)(iii)) of this clause 5.5 shall apply;

(iv) The Board determines otherwise in its sole and absolute discretion.

Where the Participant is a Nominated Party and was granted Options offered to a Nominating Employee, references to Participant in subparagraphs 5.5(b)(i), (ii) and (iii) will be read as if they are a reference to the Nominating Employee.

(c) If a Participant was a Director at the time of the Offer or Outright Grant, or where a Nominated Party was granted Options offered to a Director ("Nominating Director"), pursuant to clause 4.4 on the date the Participant or Nominating Director ceases to hold office except where:

(i) Options are capable of being exercised and the Participant voluntarily resigns where the date shall be 30 days after the Participant ceases to hold office unless a later date is determined by the Board;

(ii) Options are capable of being exercised and the Participant retires, is retrenched, made redundant, dies or suffers Permanent Incapacity where the date shall be 90 days after the Participant ceases to hold office unless a later date is determined by the Board;

(iii) The Participant was also an Employee and continues as an Employee in which case paragraph (b) (except sub-paragraph (b)(iii)) of this clause 5.5 shall apply;

(iv) The Board determines otherwise in its sole and absolute discretion.

Where the Participant is a Nominated Party and was granted Options offered to a Nominating Director, references to Participant in subparagraphs 5.5(c)(i), (ii) and (iii) will be read as if they are a reference to the Nominating Director.

(d) If the Board determines the Vesting Conditions or Exercise Conditions are incapable of being met.

(e) Notwithstanding paragraphs (a), (b), (c) and (d) Options shall lapse (whether or not the Options are capable of being exercised) and be incapable of exercise upon the date a Participant (or in a case where the Participant is a Nominated Party, the relevant Nominating Employee or the Nominating Director) commits an act of fraud, is ineligible to hold their office for the

purposes of Part 2D.6 of the Corporations Act 2001, or is found to have acted in a manner that the Board considers to be gross misconduct.

5.6 Non-Transferable without consent

Options granted under this Plan may not be transferred, encumbered or otherwise disposed of by a Participant, or any person entitled to exercise the Options, without the prior consent of the Board which consent may impose such terms and conditions on such transfer, encumbrance or disposal as the Board sees fit.

6. LOANS

The Board may determine to offer or procure a Subsidiary to offer Loans to Participants in respect of payment of any Option Fee or the Exercise Price on exercise of Options on such terms as agreed between the Company and the Participant.

7. EXERCISE

7.1 Method of Exercise

Subject to clause 7.2, an Option shall only be exercisable by delivery to the registered office of the Company or Substituted Corporation or such other address as determined by the Board of:

(a) A signed Notice of Exercise;

(b) A cheque or cash or such other form of payment determined by the Board in its sole and absolute discretion as being satisfactory consideration for the amount of the Exercise Price (unless the Exercise Price is satisfied by way of Loan);

(c) The Option certificate or documentary evidence satisfactory to the Board that the Option certificate was lost or destroyed.

7.2 Cashless Exercise

At the absolute discretion of the Board a Participant may elect, by notice in writing to the Company, to exercise their Options by way of a "Cashless Exercise". In the case of a Cashless Exercise the Company will only issue or transfer to the Participant such number of Plan Shares that have a value equal to the total value of the Plan Shares that would have been issued or transferred to the Participant if the Options were exercised other than by way of Cashless Exercise less the total amount of the Exercise Price that would have been payable on exercise of those Options.

7.3 Minimum Exercise

Options must be exercised in multiples of 100 unless less than 100 Options are held by a Participant or the Board otherwise agrees.

7.4 No issue unless cleared funds

Where a cheque is presented as payment on the exercise of Options the Company shall not, unless otherwise determined by the Directors, allot and issue or transfer Plan Shares until after any cheque delivered in payment of the Exercise Price has been cleared by the banking system.

7.5 Actions on Exercise

On completion of the exercise of Options the Company shall:

(a) Cancel the Option; and

(b) Allot and issue or transfer the number of Plan Shares for which the Participant was entitled to subscribe through the exercise of the Options.

8. BUYBACK

8.1 General Buy-Back

Subject to any provisions to the contrary in the Company's constitution or a shareholders agreement entered into by the Shareholders of the Company, the Company may at any time, either Buy-Back the Options or Plan Shares in accordance with the requirements of the Corporations Act 2001, and any other applicable laws, Listing Rules or the constitution of the Substituted Corporation.

8.2 Buy Back Procedure

The Board may cause the Company to Buy-Back Options or Plan Shares held by a Participant:

(a) for an amount agreed with the Participant at any time;

(b) for an Option Buy-Back the amount of the Net Gain applicable to the Option on the day prior to the Buy-Back without the agreement of a Participant; or

(c) for a Plan Share Buy-Back at Fair Value.

9. LISTING

9.1 Options

Options issued under the Plan shall not be quoted on a Stock Exchange.

9.2 Plan Shares

(a) Where the Company or Substituted Corporation is listed on a stock exchange, the Board may determine that Plan Shares may be listed on that Stock Exchange.

(b) Unless otherwise determined by the Board in its sole and absolute discretion, Plan Shares shall not be listed on any Stock Exchange until after any period in which the Plan Shares may be forfeited by the Participant and until all Loans have been paid in full.

10. DISPOSAL RESTRICTIONS

10.1 Board Determines

The Board may determine prior to an Offer or Outright Grant whether there will be any restrictions on the disposal of Plan Shares held by any Participants.

10.2 No Transfer

Subject to clause 10.1, Plan Shares may not be transferred, encumbered or otherwise disposed of by a Participant unless prior consent of the Board is obtained which consent may impose such terms and conditions on such transfer, encumbrance or disposal as the Board sees fit.

10.3 Board Actions

The Company may do such things and enter such arrangements with the company's share registry or otherwise as it considers necessary to enforce the transfer restrictions set out in clause 10.2. Plan participants will be bound by any action by the Company under this clause 10.3.

11. CAPITAL RECONSTRUCTIONS AND NEW ISSUES

11.1 Capital Reconstructions

If the capital of the Company is reconstructed the Options shall be treated in accordance with the Listing Rules of the Australian Stock Exchange Limited whether or not those Listing Rules apply to the Company.

11.2 New Issues

Subject to the Listing Rules (where relevant), a Participant may only participate in respect of an Option in a new issue of Shares or other securities to holders of Shares if the Option has been exercised in accordance with its terms on or before the record date for determining entitlements to the issue.

12. CHANGE OF CONTROL

12.1 Change of Control Event

A Change of Control Event occurs where:

(a) The Company becomes a Subsidiary of another corporation.

(b) There is a sale of the business of the Company other than to a company in the Group.

(c) Where a company which is a Subsidiary ceases to be a Subsidiary of the Company.

(d) Any other reorganisation of the Group which results in a Participant ceasing to be an Eligible Participant.

12.2 Effect of a Change in Control

(a) Where a Change of Control Event has or in the opinion of the Board will occur the Board may determine the manner in which the Options will be dealt with, so that the Participant remains as at the date of the determination in a financial position in respect of the Options which is as near as possible as to that which existed prior to the Change of Control Event occurring.

(b) The Board has absolute discretion in making their determination under Clause 12.2, which may include but is not limited to one of the following methods of dealing with the Options:

(i) Allowing the Participants affected by the Change of Control Event to exercise either all or a proportion of their Options within such time as determined by the Board after which the Options will lapse.

(ii) Arranging for the new parent company of the Company (or new parent of the Subsidiary) to become a Substituted Corporation whereby it agrees to assume the obligations of the Company under the Plan, to be bound by the Rules of the Plan and any determination made by the Board of the Company prior to it agreeing to become a Substituted Corporation, to repay to the lender any Loans made prior to the date of it agreeing to become a Substituted Corporation in accordance with the Rules, and to issue to the Participant Shares in the Substituted Corporation on exercise of the Option (as set out in Clause 12.2(c) below) or alternatively options to acquire Shares in the Substituted Corporation (as set out in Clause 12.2(d) below).

(iii) Conducting a Buy-Back of the Options under these Rules.

(iv) Allowing the Participants affected by the Change of Control Event to transfer their Options in accordance with Clause 5.6.

(c) Where Shares in a Substituted Corporation are to be issued on exercise of Options following a Change of Control Event occurring the Board shall arrange for the Exercise Price of the Options to be suitably adjusted prior to

exercise and / or an appropriate number of Shares in the Substituted Corporation to be transferred and issued on exercise of the Option, to reflect differences at that time in the Fair Values of the Shares in the Company and Substituted Corporation, any foreign exchange effects and the capital structures of the Company and Substituted Corporation.

(d) Where Options in another corporation are to be substituted for Options following a Change of Control Event occurring the Board shall arrange for the number and terms of Options substituted, the exercise price of those Options and the number of Shares in the other corporation into which the new Options are exercisable to as nearly as possible ensure the financial position of the Participant whose Options are substituted remains the same if they were able to exercise the substituted Options at the date of substitution.

13. CONTRAVENTION OF LAWS

No act shall be done or determination made in accordance with these Rules where to do so would be a breach of any applicable laws, Listing Rules or the constitution of the Company or Substituted Corporation and where any such act is done or determination made it shall be considered void and to the extent possible be unwound and of no effect in respect of unexercised Options.

14. ADMINISTRATION

14.1 Regulations

The Board may make such regulations for the operation of the Plan as they consider necessary provided such regulations are consistent with these Rules.

14.2 Delegation

(a) The Board may delegate any of their powers or discretions conferred on them by these Rules to:

(i) A committee of the Board; or

(ii) Any one or more persons selected by them.

(b) Any delegation shall be for such period and upon such terms and conditions as determined by the Board from time to time.

14.3 Decisions Final

Every exercise of a discretion by the Board (or its delegates) and any decision by the Board regarding the interpretation effect or application of these Rules shall be final, conclusive and binding.

14.4 Attorney and Agent

(a) Each Participant hereby authorises and appoints each of the Directors and the Secretary holding office at the relevant time (or their delegate) as their agent or attorney with power to do all things necessary in the name of and on behalf of the Participant to give effect to these Rules, including and without limitation, signing option or share transfers, signing all documents and doing all acts necessary to effect a Buy-Back, and accounting for the proceeds of the sale of forfeited shares, but expressly excluding the power to exercise Options granted to the Participant under the Plan.

(b) Each Participant agrees to indemnify and hold harmless any person acting as their agent or attorney in accordance with these Rules in respect of all costs, damages or losses of whatever nature arising from so acting.

14.5 **Notice**

(a) **Address for Service**

(i) Any notice required to be given under the Plan or the terms of the Options granted, to a Participant shall be sent to the address of the Participant as entered in the Option Register unless delivered in person.

(ii) Any notice required to be given under the Plan or the terms of an Option, to the Company shall be sent to the registered office of the Company or such other address as is notified to Participants from time to time.

(b) **Delivery of Notices**

(i) Any notice to be given to Participants may be delivered by hand to the Participant or by any other means specified in the constitution of the Company for delivery of notices to members.

(ii) Any notice to be given to the Company may be delivered by hand or by prepaid post. Notices may also be given to the Company by means of facsimile, e-mail or other mode of electronic delivery to such address as is notified by the Company to the Participant.

(iii) Notices delivered to Participants in accordance with the Company's constitution shall be taken to be delivered in accordance with the constitution. Notices delivered to the Company by pre-paid post shall be taken to be delivered if properly addressed and stamped, 48 hours after mailing in Australia and 7 days after mailing outside Australia. Notices delivered by facsimile, e-mail or other mode of electronic delivery shall be taken to be delivered on receipt of a successful transmission notice, return receipt or such other confirmation by which the sender can reasonably verify delivery.

14.6 **Voting**

Where there is a Buy-Back of Plan Shares, the Board may in sole and absolute discretion require each Participant to do all things necessary to give effect to the Plan Rules or any determination under the Plan Rules by the Board, including voting in favour of the Buy-Back and signing all documents necessary to complete the Buy-Back.

15. PLAN AMENDMENT

15.1 **Amendment of Plan**

(a) The Board may at any time amend these Rules or the terms and conditions upon which any Options have been issued under the Plan.

(b) No amendment to these Rules or to Options granted under the Plan may be made if the amendment reduces the rights of any Participant (unless agreed by the Participant) in respect of Options granted to them prior to the date of the amendment other than an amendment introduced primarily:

(i) For the purposes of complying with or confirming to present or future legislation governing or regulating the Plan or like plans;

(ii) To correct any manifest error mistake;

(iii) For the purpose of complying with Listing Rules; or

(iv) To take into consideration possible adverse taxation implications in respect of the Plan from matters including changes to applicable taxation legislation or the interpretation of that legislation by a court of competent jurisdiction or any rulings from taxation authorities administering such legislation.

(c) The Board may determine that any amendment to these Rules or the terms of Options granted under the Plan be given retrospective effect.

(d) Amendment of these Rules or the terms and conditions upon which Options are granted under the Plan by the Board shall be of immediate effect unless otherwise determined by them.

(e) As soon as reasonably practicable after making any amendment to these Rules or the terms and conditions of Options granted under the Plan the Board shall give notice of the amendment to any Participant affected by the amendment. Failure by the Board to notify a Participant of any amendment shall not invalidate the amendment as it applies to that Participant.

15.2 **Amendment by Addendum**

Subject to any other provision of these Rules, the Board may from time to time amend the terms of this Plan as they shall apply in particular jurisdictions or circumstances by means of an addendum to these Rules.

15.3 Termination or Suspension

The Board may at any time terminate the Plan or suspend the operation of the Plan for such period or periods as it thinks fit.

16. NO EMPLOYMENT CONTRACT

Nothing in these Rules:

(a) Confers upon an Eligible Participant a right to a grant or offer of a grant of Options;

(b) Confers on a Participant or an Eligible Participant the right to continue as an employee of a company in the Group;

(c) Affects the rights of the Company in the Group to terminate the employment of a Participant or an Eligible Participant;

(d) Affects the rights and obligations of any Participant or an Eligible Participant under the terms of their office or employment with any company in the Group;

(e) Confers any legal or equitable right on a Participant or an Eligible Participant whatsoever to take action against any group company in respect of their office or employment; nor

(f) Confers on a Participant or an Eligible Participant any rights to compensation or damages in consequence of the termination of their employment by a company in the Group for any reason whatsoever including ceasing to have rights under the Plan as a result of such termination.

17. GENERAL

17.1 No Fiduciary Capacity

The Board may exercise any power or discretion conferred on them by these Rules in the interest or for the benefit of the Company, and in so doing the Board are not required to act in the interests of another person or as requested by another person and shall not be under any fiduciary obligation to another person.

17.2 Listing Rules

(a) On the Company being admitted to the list of companies quoted on any Stock Exchange the provisions of the Listing Rules of that Stock Exchange shall apply to the Plan, and to the extent that the Plan and the Rules are inconsistent, the Provisions of the Listing Rules shall apply.

(b) To the extent that the Listing Rules of stock exchanges upon which the Company is listed are inconsistent then the Listing Rules of the stock exchange considered to be the Company's home exchange shall apply.

17.3 **Enforcement**

These Rules, any determination of the Board made pursuant to the Rules, and the terms of any Option granted under the Plan shall be deemed to form a contract between the Company or any Substituted Corporation and the Participant or Eligible Participant as the case may be. Each party shall in addition to damages be able to seek specific performance of the contract between them.

17.4 **Governing Law**

This Plan and, any Options granted under it shall be governed by the laws of the State of Queensland and the Commonwealth of Australia.

DATE 2007

AVASTRA LIMITED
(ACN 094 446 803)

EMPLOYEE OPTION PLAN RULES

TABLE OF CONTENTS

AVASTRA

16 March 2007

Avastra Ltd (AVS): Results of Extraordinary General Meeting

Pursuant to section 251AA of the Corporations Act 2001 ASX Listng Rule 3.13.2, Avastra Ltd is pleased to advise that all of the resolutions considered by shareholders at the Extraordinary General Meeting held today in Brisbane were passed on a show of hands.

The following valid proxy votes were received for each resolution:

Resolutions	For	Against	Abstain	Open/Undirected
1. Non-executive Director remuneration	25,834,752	324,168	204,000	209,950
2. Ratification of allotment and issue of securities	25,624,752	159,168	79,000	209,950
3. Approval of Employee Share Option Plan	25,590,802	448,118	124,000	209,950
4. Approval of Issue of Options under ESOP	25,785,802	453,118	124,000	209,950
5. Approval of Issue of Shares and Options	24,316,852	461,668	124,000	209,950

By Order of the Board

Paul Jobbins
Company Secretary

Avastra Ltd ABN 47 094 446 803
Level 7, 360 Queen Street, Brisbane QLD 4000 AUSTRALIA
GPO Box 744, Brisbane QLD 4001 AUSTRALIA
phone: (61) 7 3120 0633, fax: (61) 7 3120 0639
info@avastra.com www.avastra.com

AVASTRA

Extraordinary General Meeting
16 March 2007

Avastra Ltd
ACN 094 446 803

Agenda

- Chairman's Address
- Special Business
  Resolutions
- Other Business
- Close

AVASTRA

Chairman's Address

- On 29 August 2006 Shareholders approved significant change to nature and scale of Company's activities
- Focus on sleep diagnostic labs – US$2B market
- Growing yet fragmented market
  - Consolidate into national footprint
- Acquiring established, profitable businesses
  - Currently completed acquisitions of 3 groups
  - In discussions with further groups
- Organic Growth through economies of scale and scope

AVASTRA

Acquisition 1 – Pacific Sleep Medicine (PSM)

- Number of centres acquired: 10 (52 beds)
- Highly reputable platform business
- Stanford trained respiratory physicians
- Historic annualised revenue A$18.4M
- Acquisition completed 30 November 2006
- PSM provides the administrative and technical platform for the integration of further acquired centres
- Clinical trials business growing

VASTRA

Acquisition 2 – Sleepwell Partners

- Number of centres acquired: 2 (12 beds)
- Historic annualised revenue A$3.5M
- Acquisition completed January 2007
- Provides geographic coverage into Oregon and Utah
- Significant growth potential through sleep trial revenues and CPAP sales

VASTRA

Acquisition 3 – PDX Sleep Solutions (PDX)

- Company specialising in supply and distribution of sleep therapeutic equipment
- Historic annualised earnings A$0.1M
- Acquisition completed February 2007
- PDX provides supply chain leverage for sleep labs

AVASTRA

Special Business

- Proxy Votes received:

Resolution	For	Against	Abstain	Open/Undirected
1 Non-executive Director Remuneration	25,834,752	324,168	204,000	209,950
2 Ratification of allotment and issue of securities	25,624,752	159,168	79,000	209,950
3 Approval of Employee Share Option Plan	25,590,802	448,118	124,000	209,950
4 Approval of Issue of Options under ESOP	25,785,802	453,118	124,000	209,950
5 Approval of Issue of Shares and Options	24,316,852	461,668	124,000	209,950

AVASTRA

Resolution 1

Non-executive Director remuneration

To consider and if thought fit, pass the following resolution as an **ordinary resolution**:

"That the maximum remuneration provided by the Company to non-executive Directors of the Company for their services both to the Company and to its controlled entities, be increased from US$200,000 (AU$255,526 at an exchange rate of 0.7827 on 8 February 2007) per annum to a maximum of AU$400,000 per annum (inclusive of superannuation) with effect from 1 January 2007."

Directors' recommendation: Each director has an interest, either immediately or contingently, in the resolution and refrains from making any recommendation as to how members should vote.

VASTRA

Resolution 2

Ratification of allotment and issue of securities

To consider and if thought fit, pass the following resolution as an **ordinary resolution**:

"That, for the purpose of Listing Rule 7.4 of the Listing Rules of ASX and for all other purposes, the Company approves and ratifies the allotments of securities detailed in the table shown which were issued on terms and conditions set out in the Explanatory Statement accompanying the notice of meeting"

Date	Issued to	Securities Issued	Terms of Securities	Price Issued	Gross Amount Raised
29/11/2006	Vendors of Pacific Sleep Medicine (PSM)	5,000,000	Ordinary Shares	Nil	Nil
7/12/2006	Mitchell M Rosenberg	500,000	Ordinary Shares	$0.24 (deemed price)	Nil
20/12/2006	Pegmaul Pty Ltd	100,000	Ordinary Shares	$0.20	$20,000
2/02/2007	Orbit Capital Pty Ltd	500,000	Ordinary Shares	Nil	Nil
6/02/2007	Vendors of PDX Sleep Solutions LLC (PDX)	150,000	Ordinary Shares	Nil	Nil

VASTRA

Resolution 2

Ratification of allotment and issue of securities

Directors' recommendation: The Board recommends that members vote in favour of approving the Share Issues.

AVASTRA

Resolution 3

Approval of Employee Share Option Plan

To consider and if thought fit, pass the following resolution as an **ordinary resolution**:

"That, for the purpose of Listing Rule 7.2, exception 9 of the Listing Rules of ASX and for all other purposes, the company approves the Employee Share Option Plan of the Company the terms and conditions of which are summarised in the Explanatory Statement accompanying the notice of meeting."

Directors' recommendation: The Board recommends that members vote in favour of approving the Employee Share Option Plan.

VASTRA

Resolution 4

Approval of Issue of Options under ESOP

To consider and if thought fit, pass the following resolution as an **ordinary resolution**:

"That, for the purposes of Listing Rule 7.1 of the Listing Rules of ASX and for all other purposes, approval is given for the Company to allot and issue 6,400,000 options to the following parties on the terms and conditions set out in the Explanatory Statement:

- Participants in ESOP 5,500,000 options
- Tom Wiedel under ESOP 200,000 options
- Milt Erman under ESOP 200,000 options
- Paul Jobbins under ESOP 500,000 options

Directors' recommendation: Each of the Directors is of the opinion that the proposal is in the best interests of the Company and its Shareholders and accordingly recommends that Shareholders vote in favour of Resolution 4.

VASTRA

Resolution 5

Approval of Issue of Shares and Options

To consider and if thought fit, pass the following resolution as an **ordinary resolution**:

"That, for the purposes of section 208 of the Corporations Act, Listing Rule 10.11 of the Listing Rules of ASX and for all other purposes, approval is given for the Company to allot and issue:

- 2,000,000 ordinary shares in the Company to Stanmore Capital Partners, LLC on the terms and conditions set out in the Explanatory Statement; and
- 4,600,000 options to the following parties on the terms and conditions set out in the Explanatory Statement:
  - George Suda 200,000 options;
  - Roger Greene 200,000 options;
  - Michael Dalsin 200,000 options; and
  - Stanmore Capital Partners 4,000,000 options".

Directors' recommendation: Each of the Directors is of the opinion that the proposal is in the best interests of the Company and its Shareholders and accordingly recommends that Shareholders vote in favour of Resolution 5.

AVASTRA

AVASTRA

15 March 2007

Avastra Ltd (AVS): Securities to be released from Escrow

In accordance with Listing Rule 3.10A, Avastra advises that 83,332 ordinary shares will be released from voluntary escrow on 1 April 2007.

333,336 ordinary shares will remain in voluntary escrow with 41,666 released from escrow on the 1st day of each month, until 1 December 2007.

416,668 ordinary shares will remain in voluntary escrow with 41,666 released from escrow on the 1st day of each month, until 1 February 2008.

By Order of the Board

Paul Jobbins
Company Secretary

Avastra Ltd ABN 47 094 446 803
Level 7, 360 Queen Street, Brisbane QLD 4000 AUSTRALIA
GPO Box 744, Brisbane QLD 4001 AUSTRALIA
phone: (61) 7 3120 0633, fax: (61) 7 3120 0639
info@avastra.com www.avastra.com

AVASTRA LTD

ABN 47 094 446 803

Appendix 4D

Half year report
for the half-year ended 31 December 2006
(previous corresponding period to 31 December 2005)

Results for announcement to the market:

		$A'000
Revenues from ordinary activities	Up 1071%	to 1,557
Loss from ordinary activities after tax attributable to members	Up 25%	to (1,704)
Net loss for the period attributable to members	Up 25%	to (1,704)

During the 2006 financial year the company abandoned its clinical trial and along with it the research and development of its BioWeld(R) technology. On 29 August 2006 shareholders of the company approved a significant change to the nature and scale of the company's activities through the acquisition and operation of sleep diagnostic centre businesses predominantly in the United States of America. This was achieved via a major recapitalisation and restructure of its operations. Approximately $9,000,000 was raised in the December quarter through a placement and an entitlements offer.

On 30 November 2006 the company completed its first acquisition, Pacific Sleep Medicine Services, Inc., a profitable and long established California based sleep centre business.

The net loss of the company for the half year to 31 December 2006 was $1,703,865 (31 December 2005: loss ($1,361,299)). A loss of AU$132,269 has been included in the results of the company from the operation of Pacific Sleep Medicine Services, Inc. for the period from 1 December 2006 to 31 December 2006. The loss can be attributed to the payment of 3 fortnightly payrolls to Pacific Sleep Medicine's staff.

No dividend has been declared for the period.

	31 December 2006	31 December 2005
Net tangible assets per security	$0.03	$0.16

Details of entity over which control has been gained during the period:

Name of the entity:	Pacific Sleep Medicine Services, Inc.
Date of gain of control:	30 November 2006

AVASTRA LTD
and CONTROLLED ENTITIES
ABN 47 094 446 803

CONSOLIDATED FINANCIAL REPORT
FOR THE HALF-YEAR ENDED 31 DECEMBER 2006

AVASTRA LTD
ABN 47 094 446 803

INDEX

AVASTRA LTD

ABN 47 094 446 803

DIRECTOR'S REPORT

The directors present their report on the consolidated entity consisting of Avastra Ltd and the entities it controlled at the end of, and during, the half-year ended 31 December 2006.

Directors

The names of directors who held office during or since the end of the half year and until the date of this report are as below. Directors were in office for this entire period unless otherwise stated.

Mr Ian C Sandford, Non-executive Chairman (appointed 22 November 2006)

Mr Guy Aird (Non-executive Director)

Mr Michael P Dalsin (Non-executive Director) (resigned 24 January 2007)

Mr Gregory Fagan (Non-executive Director)

Mr Geoffrey S Garside (Non-executive Director) (appointed 22 November 2006)

Mr Roger Greene (Non-executive Director) (resigned 24 January 2007)

Dr Mitchell M Rosenberg (Non-executive Director) (appointed 23 January 2007)

Mr Troy Shadian (Non-executive Director) (appointed 23 January 2007)

Dr George Steinfels (Non-executive Director)

Review of operations and results

The net loss of the company for the half year to 31 December 2006 was $1,703,865 (31 December 2005: loss ($1,361,299)). A loss of AU$132,269 has been included in the results of the company from the operation of Pacific Sleep Medicine Services, Inc. for the period from 1 December 2006 to 31 December 2006. The loss can be attributed to the payment of 3 fortnightly payrolls to Pacific Sleep Medicine's staff.

Significant changes in the state of affairs

During the 2006 financial year the company abandoned its clinical trial and along with it the research and development of its BioWeld(R) technology. On 29 August 2006 shareholders of the company approved a significant change to the nature and scale of the company's activities through the acquisition and operation of sleep diagnostic centre businesses predominantly in the United States of America. This was achieved via a major recapitalisation and restructure of its operations. Approximately $9,000,000 was raised in the December quarter through a placement offer and an entitlements offer.

On 30 November 2006 the company completed its first acquisition, Pacific Sleep Medicine Services, Inc., a profitable and long established California based sleep centre business.

Events subsequent to reporting date

No events have occurred subsequent to reporting date that will have a material effect on the financial report of the company for the half-year ended 31 December 2006 other than the following:

An agreement to purchase Sleepwell Partners, LLC was reached prior to balance date. One condition precedent remained outstanding at balance date. Conditions were subsequently met and the company completed the acquisition on 24 January 2007.

Rounding of amounts

The consolidated entity has applied the relief available to it in ASIC Class Order 98/100 and accordingly certain amounts in the financial report and the directors' report have been rounded off to the nearest $1,000, unless otherwise indicated.

Auditor's Independence Declaration

The Lead Auditor's Independence Declaration under Section 307C of the Corporations Act 2001 is set out on page 2 and forms part of the directors' report for the half-year ended 31 December 2006.

This report is made in accordance with a resolution of the Directors.

I C Sandford.

Ian Sandford

Chairman

Brisbane, 28 February 2007

William Buck
Business Advisors
Chartered Accountants

Auditor's Independence Declaration under Section 307C of the Corporations Act 2001 to the directors of Avastra Ltd

I declare that, to the best of my knowledge and belief, in relation to our review of Avastra Ltd for the half year ended 31 December 2006 there have been:

(i) no contraventions of the auditor independence requirements as set out in the Corporations Act 2001; and

(ii) no contraventions of any applicable code of professional conduct.

William Buck.

WILLIAM BUCK
Chartered Accountants

D W Langdon

D W LANGDON
Lead Audit Partner

Brisbane, 28 February 2007

Level 16, William Buck Centre, 120 Edward Street, Brisbane QLD 4000 • GPO Box 736, Brisbane QLD 4001
T (61 7) 3233 3555 F (61 7) 3210 6183 E info@williambuckqld.com.au W www.williambuck.com.au

AVASTRA LTD
CONSOLIDATED INCOME STATEMENT
FOR THE HALF-YEAR ENDED 31 DECEMBER 2006

		Economic Entity	
	NOTE	**31 Dec 2006**	**31 Dec 2005**
		$'000	**$'000**
Sales revenue		1,420	-
Interest received		122	132
Other revenue		15	1
Cost of goods sold		(209)	-
Employee benefits and expenses	2	(1,670)	(39)
Research and development		-	(433)
Other operating expenses	2	(1,349)	(936)
Finance costs		(13)	-
Depreciation		(20)	(86)
PROFIT BEFORE INCOME TAX	2	(1,704)	(1,361)
Income tax expense		-	-
PROFIT FOR THE PERIOD		(1,704)	(1,361)
		Cents	**Cents**
Basic earnings per share		(4.0)	(4.9)
Diluted earnings per share		(3.6)	(4.9)

Notes to and forming part of the financial statements are attached.

AVASTRA LTD
CONSOLIDATED BALANCE SHEET
AS AT 31 DECEMBER 2006

	Note	31 Dec 2006	30 Jun 2006
		$'000	$'000
CURRENT ASSETS			
Cash and cash equivalents		8,437	3,746
Trade and other receivables		7,371	89
Inventories		28	-
Other current assets		223	66
TOTAL CURRENT ASSETS		16,059	3,901
NON-CURRENT ASSETS			
Investments		59	-
Property, plant and equipment		916	43
Intangible assets	4	9,229	-
Other non-current assets		9	-
TOTAL NON-CURRENT ASSETS		10,213	43
TOTAL ASSETS		26,272	3,944
CURRENT LIABILITIES			
Trade and other payables		600	167
Short term borrowings		623	-
Short term provisions		5	6
Other current liabilities	4	1,890	-
TOTAL CURRENT LIABILITIES		3,118	173
NON-CURRENT LIABILITIES			
Long term borrowings		860	-
Other non-current liabilities	4	10,393	-
TOTAL NON-CURRENT LIABILITIES		11,253	-
TOTAL LIABILITIES		14,371	173
NET ASSETS		11,901	3,771
EQUITY			
Issued capital	3	20,963	11,130
Reserves		1	-
Retained earnings		(9,063)	(7,359)
TOTAL EQUITY		11,901	3,771

Notes to and forming part of the financial statements are attached.

AVASTRA LTD

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

FOR THE HALF-YEAR ENDED 31 DECEMBER 2006

	Share capital	Reserves	Retained earnings	Total
	$'000	$'000	$'000	$'000
	Ordinary			
Balance at 1 July 2005	10,891	-	(4,359)	6,532
Share buy-back	(19)		-	(19)
Profit/(loss) for the period	-		(1)	(1)
Balance at 31 December 2005	10,872	-	(4,360)	6,512
Balance at 1 July 2006	11,130	-	(7,359)	3,771
New issues	10,654			10,654
Costs of issue	(821)			(821)
Transfer to reserves		1		1
Profit/(loss) for the period	-		(1,704)	(1,704)
Balance at 31 December 2006	20,963	1	(9,063)	11,901

Notes to and forming part of the financial statements are attached.

AVASTRA LTD
CONSOLIDATED CASH FLOW STATEMENT
FOR THE HALF-YEAR ENDED 31 DECEMBER 2006

	Note	31 Dec 2006 Inflows (Outflows) $'000	31 Dec 2005 Inflows (Outflows) $'000
CASH FLOWS FROM OPERATING ACTIVITIES			
Receipts from customers		1,186	-
Payments to suppliers and employees		(3,494)	(1,457)
Interest received		122	132
Interest paid		(13)	-
Government grants		-	29
Other receipts		16	1
NET CASH FROM OPERATING ACTIVITIES		(2,183)	(1,295)
CASH FLOWS FROM INVESTING ACTIVITIES			
Payments for acquisition of businesses	4	(1,382)	-
Payments for property, plant and equipment		(13)	(11)
Proceeds from disposal of property, plant and equipment		91	-
NET CASH FROM INVESTING ACTIVITIES		(1,304)	(11)
CASH FLOWS FROM FINANCING ACTIVITIES			
Proceeds from issues of shares	3	9,044	-
Costs of issues of shares	3	(809)	-
Repayment of borrowings		(57)	-
Payments for share buy-backs		-	(19)
NET CASH FROM FINANCING ACTIVITIES		8,178	(19)
Net increase/(decrease) in cash held		4,691	(1,325)
Cash at the beginning of the period		3,746	5,458
CASH AT THE END OF THE PERIOD		8,437	4,133

Notes to and forming part of the financial statements are attached.

NOTE 1 - STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES

The consolidated interim financial report is a general purpose financial report which has been prepared in accordance with the requirements of the Corporations Act 2001, Australian Accounting Standard AASB 134: Interim Financial Reporting, Australian Accounting Standards Board Interpretations and other authoritative pronouncements of the Australian Accounting Standards Board.

The consolidated interim financial report does not include full disclosures of the type normally included in an annual financial report. It is recommended that the interim financial report be read in conjunction with the annual financial report for the year ended 30 June 2006 and any public announcements made by the company during the half-year in accordance with the continuous disclosure obligations of the Corporations Act 2001.

The company is a company of a kind referred to in ASIC Class Order 98/0100 and accordingly amounts in the directors' report and the half-year financial report are rounded off to the nearest thousand dollars, unless otherwise indicated.

The presentation currency of Avastra Ltd is Australian dollars ($). The functional currency of the foreign operations, Avastra USA, Inc. and Pacific Sleep Medicine Services, Inc. is United States dollars (US$).

The accounting policies and methods of computation adopted are consistent with those of the previous financial year and corresponding interim reporting period.

The consolidated interim financial report was authorised for issue by the directors on 28 February 2007.

NOTE 2 - LOSS FROM ORDINARY ACTIVITIES

	Economic Entity	
	31 Dec 2006 $'000	31 Dec 2005 $'000
The following expense items are relevant in explaining the financial performance for the half year period:		
Other operating expenses - Consultancy fees	560	514
Employee benefits and expenses - Share based payments to directors	490	-
Research and development	-	433
Loss on disposal of assets	14	-
Exchange losses - unrealised	86	-

Due to the change in nature of the company's business no additional meaningful comparatives are available.

NOTE 3 - ISSUED CAPITAL

	Economic Entity	
	31 Dec 2006 $'000	31 Dec 2005 $'000
Ordinary shares		
Issued and fully paid	20,963	11,130

	No. (thousands)	31 Dec 2006 $'000
Movements in ordinary shares on issue		
At 1 July 2006	30,138	11,130
Shares issued during the year		
- 11 September 2006	400	80
- 26 September 2006	50	10
- 6 October 2006	2,000	400
- 25 October 2006	19,000	3,800
- 4 December 2006	25,794	5,159
- 29 November 2006	5,000	1,000
- 7 December 2006	500	120
- 20 December 2006	425	85
Share issue expenses		(821)
At 31 December 2006	83,307	20,963

NOTE 3 - ISSUED CAPITAL cont'd

	No. (thousands)
Options	
At 1 July 2006	3,989
Options issued during the year	
- 11 September 2006	2,450
Options exercised during the year	
- 6 October 2006	(2,000)
- 11 September 2006	(400)
- 20 December 2006	(25)
Options expired during the year	
- 27 October 2006	(1,514)
At 31 December 2006	2,500

NOTE 4 - ACQUISITION OF SUBSIDIARY

During the period the group acquired 100% of Pacific Sleep Medicine Services, Inc. An initial payment of US$2,000,000 was accompanied by the issue of 5,000,000 ordinary shares at an assumed issue price of AU$0.20. The company has agreed to pay a further US$1,500,000 within 9 months of completion of the acquisition and further cash payments and share issues over 3 years after completion dependant on Pacific Sleep Medicine Services, Inc. achieving certain baseline earnings targets.

The purchase price, assuming Pacific Sleep Medicine Services, Inc. achieves the earnings targets, has been allocated as follows:

	$'000
Purchase consideration	15,786
Costs of acquisition	952
Total	16,738

The fair value of assets acquired and liabilities assumed at acquisition date were as follows:

Cash	2,131
Inventories	28
Accounts receivable	7,116
Property, plant and equipment	922
Other non-current assets	9
Trade and other payables	(1,158)
Short-term debt	(340)
Long-term debt	(1,199)
	7,509
Goodwill on acquisition	9,229
Total	16,738

The cash payments made for the acquisitions of businesses during the period are explained as follows:

Total consideration for Pacific Sleep Medicine Services, Inc.	16,738
Less: Cash of Pacific Sleep Medicine Services, Inc.	(2,131)
Less: Deferred consideration payable - current	(1,890)
Less: Deferred consideration payable - non-current	(10,393)
Less: Consideration satisfied by the issue of shares	(1,000)
Cash flow on acquisition net of cash acquired	1,324
Costs of acquisitions not yet completed	58
Payments for acquisition of businesses	1,382

NOTE 5 - SEGMENT REPORTING

The company operates within the sleep diagnostics industry in the United States of America. Australian operations are limited to the corporate activities of the parent company.

NOTE 6 - EVENTS SUBSEQUENT TO REPORTING DATE

No events have occurred subsequent to reporting date that will have a material effect on the financial report of the company for the half-year ended 31 December 2006 other than the following:

An agreement to purchase Sleepwell Partners, LLC was reached prior to balance date. One condition precedent remained outstanding at balance date. Conditions were subsequently met and the company completed the acquisition on 24 January 2007.

NOTE 7 - CONTINGENT LIABILITIES

There has been no change in the contingent liabilities since the last annual reporting date.

AVASTRA LTD

ABN 47 094 446 803

DIRECTOR'S DECLARATION

The directors declare that:

(a) The financial statements and notes set out on pages 5 to 11 are in accordance with the Corporations Act 2001 including:

(i) complying with Accounting Standards, the Corporations Regulations 2001 and other mandatory professional reporting requirements; and

(ii) giving a true and fair view of the consolidated entity's financial position as at 31 December 2006 and its performance as represented by the results of its operations and its cash flows, for the half year ended on that date; and

(b) in the directors' opinion, there are reasonable grounds to believe that the Avastra Ltd will be able to pay its debts as and when they become due and payable.

This declaration is made in accordance with a resolution of the directors.

I. C. Sandford.

Ian Sandford
Chairman

Brisbane, 28 February 2007

William Buck
Business Advisors
Chartered Accountants

INDEPENDENT REVIEW REPORT

To the members of the Avastra Ltd

Report on the Half-Year Financial Report

We have reviewed the accompanying half-year financial report of Avastra Ltd, which comprises the consolidated balance sheet as at 31 December 2006, and the consolidated income statement, consolidated statement of changes in equity and consolidated cash flow statement for the half-year ended on that date, accompanying notes to the consolidated financial statements and the directors' declarations.

Directors' Responsibility for the half-Year Financial Report

The directors of the company are responsible for the preparation and fair presentation of the half-year financial report in accordance with Australian Accounting Standards (including the Australian Accounting Standards Board Interpretations) and the *Corporations Act 2001*. This responsibility includes designing, implementing, and maintaining internal controls relevant to the preparation and fair presentation of the half-year financial report that is free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

Auditor's Responsibility

Our responsibility is to express a conclusion on the half-year financial report based on our review. We conducted our review in accordance with Auditing Standard on Review Engagements ASRE 2410 *Review of an Interim Financial Report Performed by the Independent Auditor of the Entity*, in order to state whether, on the basis of the procedures described, we have become aware of any matter that makes us believe that the financial report is not in accordance with the *Corporations Act 2001* including: giving a true and fair view of the company's financial position as at 31 December 2006 and its performance for the half-year ended on that date; and complying with Accounting Standard AASB134 *Interim Financial Reporting* and the *Corporations Regulations 2001*. As the auditor of Avastra Limited, ASRE 2410 requires that we comply with the ethical requirements relevant to the audit of the annual financial report.

Conclusion

Based on our review, which is not an audit, we have not become aware of any matter that makes us believe that the half-year financial report of Avastra Ltd is not in accordance with the *Corporations Act 2001* including:

(a) giving a true and fair view of the company's financial position as at 31 December 2006 and of its performance for the half-year ended on that date; and

(b) complying with Accounting Standard AASB 134 Interim Financial Reporting and Corporations Regulations 2001.

Signed at Brisbane, 28 February 2007

William Buck.

WILLIAM BUCK
Chartered Accountants

D W LANGDON
Partner

Level 16, William Buck Centre, 120 Edward Street, Brisbane QLD 4000 • GPO Box 736, Brisbane QLD 4001
T (61 7) 3233 3555 F (61 7) 3210 6183 E info@williambuckqld.com.au W www.williambuck.com.au

Form 605

FAXED 6.2.07

Corporations Act 2001
Section 671B

Notice of ceasing to be a substantial holder

To Company Name/Scheme AVASTRA LTD

ACN/ARSN 094 446 803

1. Details of substantial holder(1)

Name NEW MILLENNIUM FUND PTY LTD

ACN/ARSN (if applicable) 089 529 733

The holder ceased to be a substantial holder on 6/2/07

The previous notice was given to the company on 29/11/06

The previous notice was dated 29/11/06

2. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest (2) of the substantial holder or an associate (3) in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of change	Person whose relevant interest changed	Nature of change (4)	Consideration given in relation to change(5)	Class (6) and number of securities affected	Person's votes affected
6/2/07	New Millennium Fund.	Share disposal	$1,360,270	2,500,000	2,500,000

3. Changes in association

The persons who have become associates (3) of, ceased to be associates of, or have changed the nature of their association (7) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN/ARSN (if applicable)	Nature of association

4. Addresses

The addresses of persons named in this form are as follows:

Name	Address
New Millennium Fund P/L	Level 12, 234 George St Sydney.

Signature

print name PAUL RALPH capacity DIRECTOR

sign here [signature] date 6/2/2007

AVASTRA

06 February 2007

Avastra Ltd (AVS): Acquisition of PDX Sleep Solutions, LLC ("PDX")

Avastra Ltd is pleased to announce the completion of its third acquisition, PDX Sleep Solutions, LLC, a company that specialises in the supply and distribution of sleep therapeutic equipment.

PDX has as a regional focus in the greater Portland, Oregon area. For the past 6 months, PDX supplied Sleepwell Partners, LLC, a company acquired by Avastra in January 2007.

Avastra's Chief Operating Officer and President, Mr Tom Wiedel, said "With annualised earnings of AU$67,000, PDX provides a good platform for Avastra to expand its CPAP distribution across existing operations. We see this acquisition as providing a complementary earnings stream to the sleep diagnosis and clinical trails revenue generated at our existing sites."

The Company has issued 150,000 fully paid Ordinary shares as full consideration for PDX, (see attached Appendix 3B).

By Order of the Board

Paul Jobbins
Company Secretary

Avastra Ltd ABN 47 094 446 803
Level 7, 360 Queen Street, Brisbane QLD 4000 AUSTRALIA
phone: (61) 7 3120 0633, fax: (61) 7 3120 0639
info@avastra.com www.avastra.com

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B - Amendment

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

AVASTRA LTD

ABN

47 094 446 803

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Fully Paid
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	150,000
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	Nil
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Shares issued as full consideration for the acquisition of PDX Sleep Solutions, LLC.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	06 February 2007

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	83,957,092	Ordinary Shares

+ See chapter 19 for defined terms.

9 Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
750,000	Options exercisable at $0.25, expiring on 26 October, 2008
1,250,000	Options exercisable at $0.40 cents, expiring on 26 October, 2008
155,000	Staff options exercisable at $0.20, expiring on 2 October 2008
320,000 – Series 3	Options exercisable at $1.00, expiring on 21 January 2008

10 Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)

N/A

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	

+ See chapter 19 for defined terms.

15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will **not** be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	

23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32 How do +security holders dispose of their entitlements (except by sale through a broker)?

N/A

33 +Despatch date

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) [√] Securities described in Part 1

(b) [ ] All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 [ ] If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 [ ] If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

+ See chapter 19 for defined terms.

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	N/A
39	Class of +securities for which quotation is sought	N/A
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	N/A
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	N/A

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

    - An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

      Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

    - Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

    - We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

    - If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... (Company Secretary) Date: 06 February 2007

Print name: Paul Jobbins

+ See chapter 19 for defined terms.

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B - Amendment

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

AVASTRA LTD

ABN

47 094 446 803

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Fully Paid
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	500,000
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Shares to be held in voluntary escrow for 12 months with 41,666 shares released from voluntary escrow each month

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes.
5	Issue price or consideration	Nil
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Shares issued in accordance with an agreement for the provision of corporate advisory and investor relations services.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	02 February 2007

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
83,807,092	Ordinary Shares

+ See chapter 19 for defined terms.

9 Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
750,000	Options exercisable at $0.25, expiring on 26 October, 2008
1,250,000	Options exercisable at $0.40 cents, expiring on 26 October, 2008
155,000	Staff options exercisable at $0.20, expiring on 2 October 2008
320,000 – Series 3	Options exercisable at $1.00, expiring on 21 January 2008

10 Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)

N/A

Part 2 - Bonus issue or pro rata issue

11 Is security holder approval required?

12 Is the issue renounceable or non-renounceable?

13 Ratio in which the +securities will be offered

14 +Class of +securities to which the offer relates

+ See chapter 19 for defined terms.

15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will **not** be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	

+ See chapter 19 for defined terms.

23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	N/A
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) [√] Securities described in Part 1

(b) [ ] All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 [ ] If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 [ ] If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

+ See chapter 19 for defined terms.

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	N/A
39	Class of +securities for which quotation is sought	N/A
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	N/A
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	N/A

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
  - An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

    Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty
  - Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
  - We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.
  - If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 06 February 2007
(Company Secretary)

Print name: Paul Jobbins

+ See chapter 19 for defined terms.

Rule 4.7B

Appendix 4C

Quarterly report
for entities admitted
on the basis of commitments

Name of entity

Avastra Ltd

ABN	Quarter ended ("current quarter")
47 094 446 803	**31 December 2006**

Consolidated statement of cash flows

Cash flows related to operating activities			Current quarter $A'000	Year to date (6 months) $A'000
1.1	Receipts from customers		1,181	1,181
1.2	Payments for	(a) staff costs	(901)	(921)
		(b) advertising & marketing	(66)	(66)
		(c) research & development	-	-
		(d) leased assets	-	-
		(e) other working capital	(705)	(808)
1.3	Dividends received		-	-
1.4	Interest and other items of a similar nature received		70	117
1.5	Interest and other costs of finance paid		(13)	(13)
1.6	Income taxes paid		-	-
1.7	Other (provide details if material)			
	(a) bonuses paid to staff in acquired entity		(735)	(735)
	(b) consulting fees		(202)	(433)
	(c) legal fees		(68)	(159)
	(d) compliance		(68)	(133)
	(e) insurance		(130)	(130)
	Net operating cash flows		(1,637)	(2100)

+ See chapter 19 for defined terms.

		Current quarter $A'000	Year to date (6 months) $A'000
1.8	Net operating cash flows (carried forward)	**(1,637)**	**(2,100)**
	Cash flows related to investing activities		
1.9	Payment for acquisition of:		
	(a) businesses (item 5)	(3,586)	(3,586)
	(b) equity investments		
	(c) intellectual property		
	(d) physical non-current assets	(12)	(12)
	(e) other non-current assets		
1.10	Proceeds from disposal of:		
	(a) businesses (item 5)		
	(b) equity investments		
	(c) intellectual property		
	(d) physical non-current assets	-	91
	(e) other non-current assets		
1.11	Loans to other entities		
1.12	Loans repaid by other entities		
1.13	Other (provide details if material)		
	Net investing cash flows	(3,598)	(3,507)
1.14	**Total operating and investing cash flows**	(5,225)	(5,623)
	Cash flows related to financing activities		
1.15	Proceeds from issues of shares, options, etc.	9,044	9,044
1.16	Proceeds from sale of forfeited shares		
1.17	Proceeds from borrowings		
1.18	Repayment of borrowings	(56)	(56)
1.19	Dividends paid		
1.20	Other (provide details if material)		
	Costs of raising capital	(802)	(802)
	Cash held in acquired business	2,131	2,131
	Net financing cash flows	10,317	10,317
	Net increase (decrease) in cash held	5,082	4,694
1.21	Cash at beginning of quarter/year to date	3,358	3,746
1.22	Exchange rate adjustments to item 1.20		
1.23	**Cash at end of quarter**	8,440	8,440

+ See chapter 19 for defined terms.

Payments to directors of the entity and associates of the directors

Payments to related entities of the entity and associates of the related entities

		Current quarter $A'000
1.24	Aggregate amount of payments to the parties included in item 1.2	1,419
1.25	Aggregate amount of loans to the parties included in item 1.11	

1.26 Explanation necessary for an understanding of the transactions

Directors fees and superannuation $51k
Consulting payments $202k
Success fee for acquisition $848k
Fund raising fees $318k

Non-cash financing and investing activities

2.1 Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows

5,000,000 ordinary shares were issued to the vendors of Pacific Sleep Medicine as part consideration for the acquisition of that group.

2.2 Details of outlays made by other entities to establish or increase their share in businesses in which the reporting entity has an interest

Financing facilities available

Add notes as necessary for an understanding of the position. (See AASB 1026 paragraph 12.2).

		Amount available $A'000	Amount used $A'000
3.1	Loan facilities		
3.2	Credit standby arrangements		

+ See chapter 19 for defined terms.

Reconciliation of cash

Reconciliation of cash at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.		Current quarter $A'000	Previous quarter $A'000
4.1	Cash on hand and at bank	1,973	58
4.2	Deposits at call		
4.3	Bank overdraft		
4.4	Term Deposits	6,467	3,300
	Total: cash at end of quarter (item 1.23)	8,440	3,358

Acquisitions and disposals of business entities

		Acquisitions *(Item 1.9(a))*	Disposals *(Item 1.10(a))*
5.1	Name of entity	Pacific Sleep Medicine	N/A
5.2	Place of incorporation or registration	California, USA	
5.3	Consideration for acquisition or disposal	$5,800,000 (excluding earn out payments)	
5.4	Total net assets	$7,500,000	
5.5	Nature of business	Sleep diagnostics	

Compliance statement

1 This statement has been prepared under accounting policies which comply with accounting standards as defined in the Corporations Act (except to the extent that information is not required because of note 2) or other standards acceptable to ASX.

2 This statement does give a true and fair view of the matters disclosed.

Sign here: .... Date: 31 January 2007
(Company Secretary)

Print name: Paul Jobbins

+ See chapter 19 for defined terms.

Notes

1. The quarterly report provides a basis for informing the market how the entity's activities have been financed for the past quarter and the effect on its cash position. An entity wanting to disclose additional information is encouraged to do so, in a note or notes attached to this report.

2. The definitions in, and provisions of, *AASB 1026: Statement of Cash Flows* apply to this report except for the paragraphs of the Standard set out below.

   - 6.2 - reconciliation of cash flows arising from operating activities to operating profit or loss
   - 9.2 - itemised disclosure relating to acquisitions
   - 9.4 - itemised disclosure relating to disposals
   - 12.1(a) - policy for classification of cash items
   - 12.3 - disclosure of restrictions on use of cash
   - 13.1 - comparative information

3. **Accounting Standards.** ASX will accept, for example, the use of International Accounting Standards for foreign entities. If the standards used do not address a topic, the Australian standard on that topic (if any) must be complied with.

+ See chapter 19 for defined terms.

Rule 3.19A.3

Appendix 3Z

Final Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	AVASTRA LTD
ABN	47 094 446 803

We (the entity) give ASX the following information under listing rule 3.19A.3 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of director	Michael P Dalsin
Date of last notice	9 October 2006
Date that director ceased to be director	24 January 2007

Part 1 – Director's relevant interests in securities of which the director is the registered holder
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Number & class of securities
Fully Paid Ordinary Shares: 1,647,500

+ See chapter 19 for defined terms.

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest	**Number & class of securities**
Montgomery Pacific Group	750,000 unquoted options with exercise price of 25 cents, expiring 26 October 2008 1,250,000 unquote options with exercise price of 40 cents, expiring 26 October 2008

Part 3 – Director's interests in contracts

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
No. and class of securities to which interest relates	N/A

+ See chapter 19 for defined terms.

Rule 3.19A.3

Appendix 3Z

Final Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**AVASTRA LTD**
ABN	**47 094 446 803**

We (the entity) give ASX the following information under listing rule 3.19A.3 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of director	Roger S Greene
Date of last notice	9 October 2006
Date that director ceased to be director	24 January 2007

Part 1 – Director's relevant interests in securities of which the director is the registered holder
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Number & class of securities
Fully Paid Ordinary Shares: 1,460,400

+ See chapter 19 for defined terms.

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest	**Number & class of securities**
Montgomery Pacific Group	750,000 unquoted options with exercise price of 25 cents, expiring 26 October 2008 1,250,000 unquote options with exercise price of 40 cents, expiring 26 October 2008

Part 3 – Director's interests in contracts

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
No. and class of securities to which interest relates	N/A

+ See chapter 19 for defined terms.

Rule 3.19A.3

Appendix 3Z

Final Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**AVASTRA LTD**
ABN	**47 094 446 803**

We (the entity) give ASX the following information under listing rule 3.19A.3 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of director	Dr. John Holaday
Date of last notice	15 August 2006
Date that director ceased to be director	24 January 2007

Part 1 – Director's relevant interests in securities of which the director is the registered holder
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Number & class of securities
Fully Paid Ordinary Shares: 318,000

+ See chapter 19 for defined terms.

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest	**Number & class of securities**
Montgomery Pacific Group	750,000 unquoted options with exercise price of 25 cents, expiring 26 October 2008 1,250,000 unquote options with exercise price of 40 cents, expiring 26 October 2008

Part 3 – Director's interests in contracts

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
No. and class of securities to which interest relates	N/A

+ See chapter 19 for defined terms.

VASTRA

24 January 2007

Avastra Ltd (AVS): Acquisition of Sleepwell Partners

Avastra Ltd is pleased to announce the completion of its second sleep centre group acquisition, Sleepwell Partners, LLC. Sleepwell Partners has 2 sleep centres, one in Utah and one in Oregon, with a total of 12 beds. The transaction was described in detail in earlier filings with the ASX.

Avastra's Chief Operating Officer and President, Mr Tom Wiedel, said "We are happy to have completed this acquisition, which helps broaden our covering across the western United States. Sleepwell gives us a second location in Oregon, and we are examining other opportunities in that market. Due to the size of the operation, Sleepwell will integrate comfortably on to the platform provided from the acquisition of Pacific Sleep Medicine."

Chairman Mr Ian Sandford said "We are very pleased to have completed the acquisition of our second sleep centre group. This acquisition represents yet another strategic step for the Company in positioning itself as a national leader in the US sleep diagnostic market."

By Order of the Board

Eva Liu
Company Secretary

Avastra Ltd ABN 47 094 446 803
Riverside Corporate Park, 11 Julius Ave North Ryde NSW 2113 AUSTRALIA
phone: (61) 2 9888 7184, fax: (61) 2 9889 4895
info@avastra.com www.avastra.com

Rule 3.19A.1

Appendix 3X

Initial Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity:	**AVASTRA LTD**
ABN:	**47 094 446 803**

We (the entity) give ASX the following information under listing rule 3.19A.1 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Dr. Mitchell M Rosenberg
Date of appointment	23 January 2007

Part 1 - Director's relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Number & class of securities
41,666 Ordinary Shares 458,334 Ordinary Shares in voluntary escrow, of which approx. 41,667 will be released from escrow at the end of each month in lieu of contractual services.

+ See chapter 19 for defined terms.

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest.	Number & class of Securities
N/A	N/A

Part 3 – Director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	Dr. Rosenberg currently provides consulting services to Avastra on organisational development and received 500,000 ordinary shares in Dec. 06 that are in voluntary escrow until the end of each month whereby approx. 41,667 shares are released from escrow.
Nature of interest	See Part 1
Name of registered holder (if issued securities)	See Part 1
No. and class of securities to which interest relates	See Part 1

+ See chapter 19 for defined terms.

Rule 3.19A.1

Appendix 3X

Initial Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity:	**AVASTRA LTD**
ABN:	**47 094 446 803**

We (the entity) give ASX the following information under listing rule 3.19A.1 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Mr. Troy A Shadian
Date of appointment	23 January 2007

Part 1 - Director's relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Number & class of securities
N/A

+ See chapter 19 for defined terms.

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest.	**Number & class of Securities**
Berne No. 132 Nominees Pty Ltd <437114 Mont Pac Grp A/C> Mr. Shadian is the beneficial owner.	159,800 Fully Paid Ordinary Shares

Part 3 – Director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
No. and class of securities to which interest relates	N/A

+ See chapter 19 for defined terms.

AVASTRA

23 January 2007

Avastra Ltd (AVS): New Management Appointment and Optimisation of Resource Allocation

Avastra Ltd is pleased to announce the formation of the following committees and the recent appointments in order to manage recently acquired and future businesses and further accelerate the acquisition of additional sleep centres.

Formation of Executive Operating Committee

As announced in the Company's Prospectus dated 5 October 2006, the Company has formed an Executive Operating Committee to execute the strategic plans of the Company. The Committee comprises the following members:

Mr George Suda – Chief of Executive Operating Committee
Mr Tom Wiedel – President & Chief Operating Officer
Dr Milt Erman – Chief Medical Officer
Mr Paul Jobbins – Chief Financial Officer
Mr Michael Dalsin – Investment Banker
Mr Roger Greene – Investment Banker

Appointment of President and Chief Operating Officer

Mr Tom Wiedel has been appointed as the company's President and Chief Operating Officer and as a member of the Executive Operating Committee. Mr Wiedel's priority will be to help integrate and ensure a smooth transition of sleep centre acquisitions to come under the Avastra banner as the leading national multi-centre operation throughout the United States.

Mr Wiedel is a former Operations Executive from Abbey Home Health (predecessor to Apria Healthcare, a New York Stock Exchange company with sales of more than US$1.0 billion). Immediately prior to joining Avastra Mr Wiedel was the Chief Operating Officer for Pacific Sleep Medicine, a business recently acquired by the Company. Prior to joining Pacific Sleep Medicine he was the Administrative Director for the Sleep Disorders Centre at Stanford Health Services.

Formation of Business Acquisition Committee

The Business Acquisition Committee has been formed to identify, negotiate, oversee and to recommend to the Board of Directors acquisitions of sleep centre businesses in the United States. The committee comprises:

Mr Troy Shadian – Chairman (see bio below)
Mr Michael Dalsin
Mr Roger Greene

Effective 24 January 2007, instead of serving on the Board of Directors, Messrs Dalsin and Greene will focus their efforts towards accelerating the acquisition of sleep centres in the United States. Messrs Dalsin and Greene remain committed to Avastra and will remain as members of the Executive Operating Committee and Business Acquisition Committee.

Appointment of Chief Medical Officer

Dr Milton Erman, M.D has been appointed as the company's Chief Medical Officer and as a member of the Executive Operating Committee. Dr Erman is an eminent and well respected Board Certified Doctor in both Sleep and Psychiatry with over 20 years of sleep medicine experience. Immediately prior to joining Avastra Dr Erman was the Chief Medical Officer for Pacific Sleep Medicine, a business recently acquired by the Company.

Appointment of new members to the Board of Directors

Dr Mitchell M. Rosenberg - Masters of Science in Industrial Psychology, and Ph.D in Psychology - Organisational Behaviour, Claremont Graduate University

Dr Rosenberg has over two decades experience in the area of Operational Management, Human Resource and Organisational Development. He was Teaching Assistant to Peter Drucker during graduate school. Twelve of those years were spent in Human Resource and Organisational Development in the Banking sector, working for such large financial institutions as Washington Mutual Bank, American Savings Bank and Great Western Bank. As the Chief People Officer for a Sequoia Capital backed technology and marketing company, Harmonic Communications, Dr Rosenberg was responsible for leading the development of a "next generation" organisational environment. Under his leadership as Executive Vice President and Director of Business Services for Ameriquest Capital Corporation, the company was a finalist in the Fortune 100 "Best companies to Work For." Prior to founding his own consulting firm M.M. Rosenberg & Associates, Dr Rosenberg was CEO of The Picerne Group, an international investment firm managing a portfolio of loans and real estate valued in excess of US$7 billion.

Avastra first engaged Dr Rosenberg in August 2006 to provide consultancy services on organisational development to aide the Company's strategy to grow its sleep diagnostic operations in the United States.

Mr Troy Shadian – BA, UC-Berkeley; MBA, Finance – UCLA

Troy Shadian is a partner in Core Capital Investments, a private equity firm which has acquired over $100 million of hospitality sector businesses and commercial property since 2003. He is also the president of a corporate finance consulting firm. Since 1999 the firm has provided advisory services on over $4 billion of transactions.

Previously, Mr Shadian was in the fixed income division of Morgan Stanley using the firm's capital to make debt investments. His other experience includes underwriting debt for Nomura Securities and acquiring and managing real estate for Goldman Sachs & Company in its real estate principal investment area.

AVASTRA

Chairman Mr Ian Sandford said "these appointments represent yet another strategic step for the Company in positioning itself as a national leader in the US sleep diagnostic market."

Appointment of Company Secretary

Also appointed as Company Secretary, effective today, is Mr Paul Jobbins, who is currently the Company's CFO.

Mr Jobbins, who is based in Australia, has extensive experience in managing group finances including overseas operations, debt and equity finance, analysing potential acquisitions, as well as managing corporate restructuring. In addition, he has worked in major banking and financial institutions in Australia and the UK, in roles within accounting, treasury and the financial markets operations. Outside of finance, Mr Jobbins also has wide ranging skills and experience in corporate affairs, compliance and reporting, industrial relations and human resources.

Prior to joining Avastra, Mr Jobbins was CFO and Company Secretary of Reverse Corp Limited, where he played a critical role in the Company's initial public offering of securities on the Australian Stock Exchange.

Ms. Eva Liu will be stepping down as Company Secretary on 2 February, 2007.

By Order of the Board

Eva Liu
Company Secretary

Avastra Ltd ABN 47 094 446 803
Riverside Corporate Park, 11 Julius Ave North Ryde NSW 2113 AUSTRALIA
phone: (61) 2 9888 7184, fax: (61) 2 9889 4895
info@avastra.com www.avastra.com

VASTRA

15 January 2006

Avastra Ltd (AVS): Securities to be released from Escrow

In accordance with Listing Rule 3.10A, Avastra advises that 41,666 ordinary shares will be released from voluntary escrow on 1 February 2007.

Avastra previously issued an Appendix 3B on 7 December requesting the quotation of 500,000 shares. Of these 500,000 shares in voluntary escrow, approximately 41,667 shares will be released following the end of each month in lieu of monetary compensation for consultancy services relating to Avastra's expansion strategy in the US Sleep disorder market.

The number of shares that remain in escrow following the release on 1 February 2007 is 416,668 shares.

Yours faithfully,

Eva Liu
Company Secretary

Avastra Ltd ABN 47 094 446 803
Riverside Corporate Park, 11 Julius Ave North Ryde NSW 2113 AUSTRALIA
phone: (61) 2 9888 7184, fax: (61) 2 9889 4895
info@avastra.com www.avastra.com

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

AVASTRA LTD

ABN

47 094 446 803

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	425,000
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?	Yes.
5	Issue price or consideration	$0.20 per share
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Shareholders approved at the last AGM the issue of 100,000 shares each to **three** directors for the consideration of $0.20 per share. 100,000 shares issued to a current employee for a consideration of $0.20 per share. 25,000 shares issued for the exercise of options by a former employee, with exercise price of $0.20 per share.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	20 December 2006

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
83,307,092	Ordinary Shares

+ See chapter 19 for defined terms.

9 Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
750,000	Options exercisable at $0.25, expiring on 26 October, 2008
1,250,000	Options exercisable at $0.40 cents, expiring on 26 October, 2008
130,000	Staff options exercisable at $0.20, expiring on 2 October 2008
320,000 – Series 3	Options exercisable at $1.00, expiring on 21 January 2008

10 Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)

N/A

Part 2 - Bonus issue or pro rata issue

N/A

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities (*tick one*)

(a) [√] Securities described in Part 1

(b) [ ] All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	N/A
39	Class of +securities for which quotation is sought	N/A
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	N/A

+ See chapter 19 for defined terms.

41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	N/A

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
    - An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

      Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty
    - Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 20 December 2006
(Company secretary)

Print name: Eva Liu

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity:	**AVASTRA LTD**
ABN	**47 094 446 803**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	**Ian Campbell Sandford**
Date of last notice	28 November, 2006

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct & Indirect interest
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Half of the acquired shares is registered under the name of Clearfield Pty Ltd <Ian Sandford Family A/c>
Date of change	20 December, 2006

No. of securities held prior to change	Nil
Class	Ordinary Shares
Number acquired	50,000 Direct 50,000 Indirectly through the family account
Number disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$0.20 per share
No. of securities held after change	50,000 Direct 50,000 Indirectly through the family account
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Shareholders approved at the 2006 AGM the issue of the shares for the consideration of $0.20 per share.

Part 2 – Change of director's interests in contracts

Not Applicable.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity:	**AVASTRA LTD**
ABN	**47 094 446 803**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	**Guy M. Aird**
Date of last notice	7 December 2006

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct interest
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	N/A
Date of change	20 December, 2006
No. of securities held prior to change	225,000 Ordinary Shares

Class	Ordinary Shares
Number acquired	100,000
Number disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$0.20 per share
No. of securities held after change	325,000 Ordinary Shares
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Shareholders approved at the 2006 AGM the issue of the shares for the consideration of $0.20 per share.

Part 2 – Change of director's interests in contracts

Not Applicable.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity:	**AVASTRA LTD**
ABN	**47 094 446 803**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	**Geoffrey Stuart Garside**
Date of last notice	28 November 2006

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Indirect interest
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	The registered holder is Veleven Pty Ltd, a company of which Mr Garside is a director.
Date of change	20 December, 2006
No. of securities held prior to change	Nil
Class	Ordinary Shares

Number acquired	100,000
Number disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$0.20 per share
No. of securities held after change	100,000 Ordinary Shares
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Shareholders approved at the 2006 AGM the issue of the shares for the consideration of $0.20 per share.

Part 2 – Change of director's interests in contracts

Not Applicable.

18 December 2006

Avastra Ltd (AVS): Securities to be released from Escrow

In accordance with Listing Rule 3.10A, Avastra advises that 41,666 ordinary shares will be released from voluntary escrow on 2 January 2007.

Avastra previously issued an Appendix 3B on 7 December requesting the quotation of 500,000 shares. Of these 500,000 shares in voluntary escrow, approximately 41,667 shares will be released following the end of each month in lieu of monetary compensation for consultancy services relating to Avastra's expansion strategy in the US Sleep disorder market.

Yours faithfully,

Eva Liu
Company Secretary

Avastra Ltd ABN 47 094 446 803
Riverside Corporate Park, 11 Julius Ave North Ryde NSW 2113 AUSTRALIA
phone: (61) 2 9888 7184, fax: (61) 2 9889 4895
info@avastra.com www.avastra.com

Form 603

Corporations Law
Section 671B

Notice of initial substantial holder

To Company Name/Scheme AVASTRA LTD

ACN/ARSN

1. Details of substantial holder(1)

Name **Paradice Investment Management Pty Ltd**

ACN/ARSN (if applicable) **090 148 619**

The holder became a substantial holder on **08/12/06**

2. Details of voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in on the date the substantial holder became a substantial holder are as follows:

Class of securities (4)	Number of securities	Persons' votes (5)	Voting power (6)
FPO	4,925,000	4,925,000	5.94%*

***Based on issued capital of 82,882,092 shares**

3. Details of relevant interests

The nature of the relevant interest the substantial holder or an associate had in the following voting securities on the date the substantial holder became a substantial holder are as follows:

Holder of relevant interest	Nature of relevant interest (7)	Class and number of securities
See Schedule 1		

4. Details of present registered holders

The persons registered as holders of the securities referred to in paragraph 3 above are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder (8)	Class and number of securities
See Schedule 1			

5. Consideration

The consideration paid for each relevant interest referred to in paragraph 3 above, and acquired in the four months prior to the day that the substantial holder became a substantial holder is as follows:

Holder of relevant interest	Date of acquisition	Consideration (9)		Class and number of securities
		Cash	Non-cash	
Paradice Investment Management Pty Ltd	Various dates between 10/11/06 and 08/12/06	($1,191,850)		4,925,000 FPO

6. Associates

The reasons the persons named in paragraph 3 above are associates of the substantial holder are as follows:

Name and ACN/ARSN (if applicable)	Nature of association
N/A	

7. Addresses

The addresses of persons named in this form are as follows:

Name	Address
Paradice Investment Management Pty Ltd	Level 11, 15 Bent Street, Sydney NSW 2000

Signature

print name Kylie Barns capacity Company Secretary

sign here date 13 / 12 / 06

DIRECTIONS

(1) If there are a number of substantial holders with similar or related relevant interests (eg. a corporation and its related corporations, or the manager and trustee of an equity trust), the names could be included in an annexure to the form. If the relevant interests of a group of persons are essentially similar, they may be referred to throughout the form as a specifically named group if the membership of each group, with the names and addresses of members is clearly set out in paragraph 7 of the form.

(2) See the definition of 'associate' in section 9 of the *Corporations Law*.

(3) See the definition of 'relevant interest' in sections 608 and 671B(7) of the *Corporations Law*.

(4) The voting shares of a company constitute one class unless divided into separate classes.

(5) The total number of votes attached to all the voting shares in the company or voting interests in the scheme (if any) that the person or an associate has a relevant interest in.

(6) The person's votes divided by the total votes in the body corporate or scheme multiplied by 100.

(7) Include details of:

(a) any relevant agreement or other circumstances by which the relevant interest was acquired. If subsection 671B(4) applies, a copy of any document setting out the terms of any relevant agreement, and a statement by the person giving full and accurate details of any contract, scheme or arrangement, must accompany this form, together with a written statement certifying this contract, scheme or arrangement; and

(b) any qualification of the power of a person to exercise, control the exercise of, or influence the exercise of, the voting powers or disposal of the securities to which the relevant interest relates (indicating clearly the particular securities to which the qualification applies).

See the definition of 'relevant agreement' in section 9 of the *Corporations Law*.

(8) If the substantial holder is unable to determine the identity of the person (eg. if the relevant interest arises because of an option) write 'unknown'.

(9) Details of the consideration must include any and all benefits, money and other, that any person from whom a relevant interest was acquired has, or may, become entitled to receive in relation to that acquisition. Details must be included even if the benefit is conditional on the happening or not of a contingency. Details must be included of any benefit paid on behalf of the substantial holder or its associate in relation to the acquisitions, even if they are not paid directly to the person from whom the relevant interest was acquired.

Schedule 1 - Becoming a substantial holder in AVASTRA LTD - Paradice Invesment Management Pty Ltd

Details of relevant interests

Holder of relevant interest	Nature of relevant interest	Class and number of securities
Paradice Investment Management Pty Ltd	Power to (or to control) exercise vote and/or dispose of the securities as discretionary investment managers or advisers of superannuation funds, pooled superannuation trusts, managed investment schemes and investment management agreements.	4,925,000 Fully paid ordinary shares

4. Present relevant interest

Holder of relevant interest	Registered Holder of securities	Person entitled to be registed as holder	Nature of relevant interest	Class and no. of securities	Persons votes
Paradice Investment Management Pty Ltd	National Nominees Ltd	PIM Nominees Pty Ltd	Investment Manager	4,925,000	4,925,000
				4,925,000	

AVASTRA

Investor Presentation

December 2006

Company Overview - Strategy

- On 29 August 2006 Shareholders approved significant change to nature and scale of Company's activities
- Focus on sleep disorder diagnostics – US$2B market
- Growing yet fragmented market
  - Aggregate fragmented market into national footprint
- Acquiring established, profitable businesses
  - Currently completing acquisitions of 3 sleep centre groups
  - In early stage discussions with further groups
- Operational efficiencies through centralised management and back office functions

VASTRA

Acquisitions – Pacific Sleep Medicine (PSM)

- Number of centres acquired: 10 (52 beds)
- Historic annualised revenue A$18.4M
- Historic annualised profit A$2.1M
- Acquisition completed 30 November 2006

- PSM provides the administrative and technical platform for the integration of further acquired centres

AVASTRA

Acquisitions – California Sleep Solutions

- Number of centres to be acquired: 4 (14 beds)
- Historic annualised revenue A$3.5M
- Historic annualised profit A$0.7M
- Expect to execute binding purchase agreement Q1 2007
- Deal terms: 5 times earnings over 3 years; down payment of 2 times

VASTRA

Acquisitions – Sleepwell

- Number of centres acquired: 2 (12 beds)
- Historic annualised revenue A$3.5M
- Historic annualised profit A$0.6M
- Agreement executed September 2006
- One remaining condition precedent to be satisfied
- Potential for more favourable terms

AVASTRA

Summary of Acquisitions/LOIs executed

- Total Number of centres: 16 (74 beds)
- Total Historic annualised revenue A$25.5M
- Total Historic annualised EBIT A$5.0M
- Revenue per bed - A$344,345
- Does not include overhead of approx. A$2.0M

AVASTRA

2 Acquisitions – advanced negotiations

- Total Number of centres: 7 (27 beds)
- Historic annualised revenue A$4.9M
- Historic annualised EBIT A$1.7M
- All due diligence completed
- Currently in final stages of negotiating LOI

VASTRA

Eight Strategic Areas in the USA

Region	Total Centers	Qualified Companies	Ave Centers per company
California	108	18	4.5
Texas	139	21	4.2
Ohio Valley	50	12	3.7
Upper Midwest	81	14	5.1
Carolinas	35	9	2.1
NY/NJ/Wash	128	18	4.8
Arizona	34	8	2.6
Total	**575**	**100**	

Future Acquisitions – Target Rich Environment


United States
CANADA
MEXICO
UNITED STATES
Pacific Ocean
Atlantic Ocean
Gulf of Mexico
Hudson Bay
Northern Mariana Islands
Guam
American Samoa
U.S. Virgin Islands
Puerto Rico
HI
AK
18
8
21
14
12
18
9
14

Clinical Trial Revenue

- Overview of a trial
- Revenue per night order of magnitude higher
- Little competition

AVASTRA

Financial Position & Capital Structure

- Fund raised through placement and entitlements offer (Oct/Nov 2006): $9.0M
- Cash on hand 11 December 2006: $8.4M

- Shares on issue 11 December 2006: 82.8M
- Options on issue: 4.0M

VASTRA

The Personnel Plan

- Board of Directors
- Executive Operating Committee
- Acquisitions Committee

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity:	**AVASTRA LTD**
ABN	**47 094 446 803**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	**Gregory D Fagan**
Date of last notice	15 September, 2006

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct & Indirect interest
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Mr Fagan has a family trust account, which holds shares in the Company. Mr Fagan also owns shares in the New Millennium Fund Pty Ltd, which hold shares in the Company.
Date of change	04 December, 2006

No. of securities held prior to change	693,044 fully paid ordinary shares held **directly** **Indirect** interest of 250,000 ordinary shares held by a family trust account. 100,000 Series 3 unquoted options granted 20 January 2004 at $1.00 expiring 21 January 2008. **Indirect** interest of 121,206 shares held through the New Millennium Fund, which held 12.09% interest in the Company.
Class	Ordinary Shares
Number acquired	250,000 Direct 125,000 Indirectly through the family trust account 9,670 Indirectly through the New Millennium Fund.
Number disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$0.20/share
No. of securities held after change	943,044 fully paid ordinary shares. 375,000 ordinary shares held **indirectly** by a family trust account. 100,000 Series 3 unquoted options granted 20 January 2004 at $1.00 expiring 21 January 2008. Indirect interest of 130,876 shares held in the Company through the New Millennium Fund, which holds ~8% interest in the Company.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Participation in the recent entitlement offer.

Part 2 – Change of director's interests in contracts

Not Applicable.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity:	**AVASTRA LTD**
ABN	**47 094 446 803**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	**Guy M. Aird**
Date of last notice	15 September 2006

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct interest
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	N/A
Date of change	04 December, 2006

No. of securities held prior to change	150,000 Ordinary Shares
Class	Ordinary Shares
Number acquired	75,000
Number disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$0.20
No. of securities held after change	225,000 Ordinary Shares
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Participation in the recent entitlement offer.

Part 2 – Change of director's interests in contracts

Not Applicable.

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

AVASTRA LTD

ABN

47 094 446 803

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	500,000
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	The securities are voluntarily escrowed for a period of 12 months. At the end of each month, 41,600 will be released from escrow upon completion of services.

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	The securities will rank equally with existing ORD share class when they are released from escrow.
5	Issue price or consideration	Nil Consideration
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	The issue of shares is in lieu of monetary compensation for consultancy service relating to Avastra's expansion strategy in the US Sleep disorder market.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	07 December 2006

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	82,882,092	Ordinary Shares

+ See chapter 19 for defined terms.

9 Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
750,000	Options exercisable at $0.25, expiring on 26 October, 2008
1,250,000	Options exercisable at $0.40 cents, expiring on 26 October, 2008
155,000	Staff options exercisable at $0.20, expiring on 2 October 2008
320,000 – Series 3	Options exercisable at $1.00, expiring on 21 January 2008

10 Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)

N/A

Part 2 - Bonus issue or pro rata issue

N/A

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotatic.n of securities

34 Type of securities
(*tick one*)

(a) [√] Securities described in Part 1

(b) [ ] All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

+ See chapter 19 for defined terms.

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	N/A
39	Class of +securities for which quotation is sought	N/A
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	N/A

+ See chapter 19 for defined terms.

41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	N/A

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

  - An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

    Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

  - Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... (Company secretary)   Date: 07 December 2006

Print name: Eva Liu

+ See chapter 19 for defined terms.

AVASTRA

06 December 2006

Mr Johnathon Matthews
Advisers, Issuers (Sydney)
Australian Stock Exchange Limited
Level 6, 20 Bridge Street
Sydney NSW 2000

Dear Johnathon,

Avastra Ltd (AVS)

We refer to your letter dated 1 December 2006 and provide the following:

1.1 We confirm the allotment and issue of 43,294,031 ordinary fully paid shares at an issue price of $0.20 per share under the placement and entitlements offer on Monday 4 December 2006. A further 1,500,000 shares were allotted under the entitlements on Tuesday 5 December 2006 for a total allotment of 44,794,031.

1.2 We confirm the despatch of the following:
- 1.2.1 In relation to all holdings on the CHESS sub-register, a notice under ASTC Settlement Rule 8.9.1.
- 1.2.2 In relation to all other holdings, issuer sponsored holding statements.
- 1.2.3 There were no monies refunded.

1.3 Please find attached the following documents:
- 1.3.1 Distribution schedule in the form as proscribed under Appendix 1A, paragraph 48.
- 1.3.2 The 20 largest shareholders.

We also confirm having made payment of listing fees as requested.

Regards

Eva Liu
Company Secretary

Avastra Ltd ABN 47 094 446 803
Riverside Corporate Park, 11 Julius Ave North Ryde NSW 2113 AUSTRALIA
phone: (61) 2 9888 7184, fax: (61) 2 9889 4895
info@avastra.com www.avastra.com

CER/COMPUTERSHARE INVESTOR SERVICES PTY LTD *** Range Of Units Summary *** (RSP510:12.44:061206)
AVASTRA LIMITED/AVS RUN NUMBER 0644 06/12/2006 PAGE : 1

	1 to 1000	1001 to 5000	5001 to 10000	10001 to 50000	50001 to 100000	100001 to (MAX)	* TOTAL *
ORD/FULLY PAID ORDINARY SHARES							
Holders							
Issuer	2	38	26	75	18	29	188
Chess	13	73	53	175	57	91	462
Total	15	111	79	250	75	120	650
Units							
Issuer	1650	117024	235115	2196801	1466191	18380730	22397511
Chess	7239	266315	453755	4863896	4510062	49883314	59984581
Total	8889	383339	688870	7060697	5976253	68264044	82382092

TOTAL HOLDERS FOR CLASSES SELECTED 650

TOTAL UNITS " " " 82382092

****

********** NUMBER OF PAGES WRITTEN * 1 *********** END OF REPORT **************** NUMBER OF LINES WRITTEN * 16 ****

****

CLASS: ORD/FULLY PAID ORDINARY SHARES

HOLDER NO NAME AND ADDRESS	UNITS	% I/C	RANK
QUEENSLAND INVESTMENT CORPORATION C/- NATIONAL NOMINEES LIMITED GPO BOX 2242 BRISBANE QLD 4001	14,208,327	17.25	1
MR PAUL RALPH 168/5 WULUMAY CLOSE ROZELLE NSW 2039	4,539,310	5.51	2
NEW MILLENNIUM FUND PTY LTD LEVEL 12 234 GEORGE STREET SYDNEY NSW 2000	4,143,422	5.03	3
NATIONAL NOMINEES LIMITED PO BOX 1406 MELBOURNE VIC 3001	3,850,000	4.67	4
J P MORGAN NOMINEES AUSTRALIA LIMITED LOCKED BAG 7 ROYAL EXCHANGE NSW 1225	2,935,000	3.56	5
THE NEW MILLENNIUM FUND PTY LTD LEVEL 12 234 GEORGE STREET SYDNEY NSW 2000	2,500,000	3.03	6
ORBIT CAPITAL PTY LTD GPO BOX 525 BRISBANE QLD 4001	1,950,000	2.37	7
DR YURY FURMAN 2358 ACHILLES DRIVE LOS ANGELES CALIFORNIA 90046 USA	1,505,117	1.83	8
DR MILTON ERMAN 428 LOMA LARGA DRIVE SOLANA BEACH CALIFORNIA 92075 USA	1,225,166	1.49	9
MR DAVID FREDERICK OAKLEY 403 BRISBANE CORSO YERONGA QLD 4104	1,100,000	1.34	10

DR STUART MENN 2 VIA SOLANA RANCHO MIRAGE CALIFORNIA 92270 USA	1,002,408	1.22	11
MR MICHAEL DALSIN <NO 1 ACCOUNT> 501 1/2 ORCHID AVENUE CORONA DEL MAR CA 92625 UNITED STATES OF AMERICA	1,000,000	1.21	12
MR ROGER GREENE <NO 1 A/C> 6 JOLIET DRIVE COTO DE CAZA CALIFORNIA 92679 UNITED STATES OF AMERICA	1,000,000	1.21	13
MR SIMON JULIAN MITCHELL & MS ERNESTINE FRANCESCA LAVALLE <MITCHELL LAVALLE A/C> 19 HOBBS STREET AUCHENFLOWER QLD 4066	984,134	1.19	14
MR GREGORY DESMOND FAGAN 20 COOKE ST ESSENDON VIC 3040	943,044	1.14	15
MR THOMAS WIEDEL & MRS KATHRYN WIEDEL 2072 GOLDENEYE PLACE COSTA MESA CALIFORNIA 92626 USA	903,071	1.10	16
JH NOMINEES AUSTRALIA PTY LTD <HARRY FAMILY SUPER FUND A/C> GPO BOX 1315 YEPPOON QLD 4703	900,000	1.09	17
LOCOPE PTY LTD 2 ROSSLYN STREET BELLEVUE HILL NSW 2023	750,000	0.91	18
ROCKET SCIENCE PTY LTD <TROJAN RETIREMENT FUND A/C> GPO BOX 1550 BRISBANE QLD 4001	600,000	0.73	19
ALLEGRO CAPITAL NOMINEES PTY LTD <ALLEGRO CAPITAL ACCOUNT> GPO BOX 525 BRISBANE QLD 4001	576,911	0.70	20

*** REPORT TOTAL ***	46,615,910	56.59
*** REMAINDER ***	35,766,182	43.41
*** GRAND TOTAL ***	82,382,092	100.00

HOLDERS MEETING CRITERIA FOR THIS REPORT: 650

MBER OF PAGES WRITTEN = 3 *********** END OF REPORT **************** NUMBER OF LINES WRITTEN = 105 ****

ASX

AUSTRALIAN SECURITIES EXCHANGE

MARKET RELEASE

6 December 2006

Avastra Ltd

PRE-QUOTATION DISCLOSURE

The following information is released as pre-quotation disclosure.

1. A statement from the Company confirming allotment and despatch under the placement and entitlements offer.
2. Top 20 holders.
3. Distribution schedule.

Security Code: AVS

Johnathon Matthews
Adviser, Issuers (Sydney)

ASX
AUSTRALIAN SECURITIES EXCHANGE

MARKET RELEASE

6 December 2006

Avastra Ltd

REINSTATEMENT TO OFFICIAL QUOTATION

The suspension of trading in the securities of Avastra Limited (the "Company") will be lifted before the commencement of trading on Thursday, 7 December 2006 following compliance by the Company with Chapters 1 and 2 of the listing rules.

The Company will have the following securities quoted upon reinstatement to Official Quotation.

82,382,092 fully paid ordinary shares.

Security Code: AVS

Johnathon Matthews
Adviser, Issuers (Sydney)

ASX
AUSTRALIAN SECURITIES EXCHANGE

MARKET RELEASE

6 December 2006

Avastra Ltd

REINSTATEMENT TO OFFICIAL QUOTATION

The suspension of trading in the securities of Avastra Limited (the "Company") will be lifted before the commencement of trading on Thursday, 7 December 2006 following compliance by the Company with Chapters 1 and 2 of the listing rules.

The Company will have the following securities quoted upon reinstatement to Official Quotation.

82,382,092 fully paid ordinary shares.

Security Code: AVS

Johnathon Matthews
Adviser, Issuers (Sydney)

VASTRA

30 November 2006

Avastra Ltd (AVS): ACQUISITION OF PACIFIC SLEEP MEDICINE (PSM).

Avastra Limited today announced the purchase of Pacific Sleep Medicine (PSM) – a profitable and long-established, California-based, sleep centre business. The operation comprises a total of ten separate sites, with a total of 52 beds. PSM has operations in California, (primarily serving the Los Angeles, San Diego and Palm Springs regions), and Oregon. The annualised revenue for PSM for the past year was approximately $A18.4 million, producing an annualised profit after tax of approximately $A2.1 million.

George Suda, Chief of the Executive Operating Committee, commented, "This is a relatively large sleep centre business by US standards, which grew in part by merger. As Avastra's first acquisition, PSM represents an excellent platform for integrating further sleep centre acquisitions. At least as important as the proven track record of revenues and profitability is the quality of the management team. Tom Wiedel, Chief Operating Officer of PSM, has shown the ability to integrate sleep centres and provide consistent high quality service. Milt Erman, Chief Medical Officer of PSM, is a highly regarded sleep doctor. Their professionalism accounts for their success."

Tom Wiedel commented "PSM is proud to join the Avastra team. We believe that by joining Avastra, we will have opportunities for further growth, either organically or by acquisition. We are committed to helping make Avastra a leading sleep centre business in the US."

The purchase arrangements entered into by Avastra comprise cash payments spread over the next 4 years, with the last three installments variable depending on the business's performance over that period. The initial payment is $US2.0 million. As part of the deal, Avastra will immediately issue PSM shareholders 5 million Avastra shares (See Appendix 3B attached).

Avastra Chairman Ian Sandford said, "I am pleased this first acquisition is an important cornerstone for Avastra, and will form an excellent nucleus around which the company can create a large, successful sleep centre business."

Two previously announced acquisitions are still proceeding towards closure. Assuming these proceed, Avastra will become the largest non-hospital based sleep centre business in California, (the sixth largest economy in the world).

This important acquisition by Avastra Limited fulfils the final outstanding re-listing requirement for the company, which expects to re-list on the ASX on the 7 December 2006.

I. C. Sandford.

Ian Sandford.
Chairman

For further information, contact Avastra on (02) 9888 7184.

Avastra Ltd ABN 47 094 446 803
Riverside Life Sciences Centre
11 Julius Avenue, North Ryde NSW 2113 AUSTRALIA
phone: (61) 2 9888 7184, fax: (61) 2 9889 4895
www.avastra.com info@avastra.com

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

AVASTRA LTD

ABN

47 094 446 803

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	5,000,000
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes.
5	Issue price or consideration	Nil Consideration
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	The issue forms part of the consideration for the acquisition of Pacific Sleep Medicine.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	29 November 2006

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
82,382,092	Ordinary Shares

+ See chapter 19 for defined terms.

9 Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
750,000	Options exercisable at $0.25, expiring on 26 October, 2008
1,250,000	Options exercisable at $0.40 cents, expiring on 26 October, 2008
155,000	Staff options exercisable at $0.20, expiring on 2 October 2008
320,000 – Series 3	Options exercisable at $1.00, expiring on 21 January 2008

10 Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)

N/A

Part 2 - Bonus issue or pro rata issue

N/A

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) [√] Securities described in Part 1

(b) [ ] All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

+ See chapter 19 for defined terms.

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	N/A
39	Class of +securities for which quotation is sought	N/A
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	N/A

+ See chapter 19 for defined terms.

41 Reason for request for quotation now

Example: In the case of restricted securities, end of restriction period

(if issued upon conversion of another security, clearly identify that other security)

N/A

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
    - An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

      Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty
    - Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... (Company secretary)

Date: 30 November 2006

Print name: Eva Liu

+ See chapter 19 for defined terms.

30 November 2006

Avastra Ltd (AVS): Results of Entitlement Issue

Avastra Limited is pleased to announce the results of its non-renounceable Entitlement Offer.

"The Company is very pleased with the outcome of the Entitlement Offer. Over half our shareholders participated in the Offer subscribing in total more than 70 percent of the entitlement. Many shareholders also took the opportunity to subscribe for additional shares, so shareholders are showing their strong support for the company's strategy going forward," said Chairman Mr. Ian Sandford.

The company raised just over $3.6 million (issuing approximately 18 million shares) from the Entitlement Offer. The remaining shortfall to the offer stands at around 7.7 million shares and will be placed with the underwriters, ABN Amro Morgans Corporate Limited.

Funds raised will be used for the purposes as set out in the prospectus, that is, to finance acquisitions in accordance with shareholder approved strategy of repositioning the Company as a global leader in the sleep diagnostics sector through a series of acquisitions of profitable sleep centres in the United States.

Appendix 3B is attached and further details of the issue are outlined below:

Capital raised from existing shareholders	$3,604,760 (18,023,800 shares)
Under Subscription (shortfall shares)	$1,554,048 (7,770,240 shares)
New Shares to be issued and allotted	25,794,031
Total Shares on issue after allotment of new issues	77,382,092
Issue of New Shares and despatch of holding statements	Monday 04 December 2006

Eva Liu
Company Secretary

Avastra Ltd ABN 47 094 446 803
Riverside Life Sciences Centre
11 Julius Avenue, North Ryde NSW 2113 AUSTRALIA
phone: (61) 2 9888 7184, fax: (61) 2 9889 4895
www.avastra.com info@avastra.com

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

AVASTRA LTD

ABN

47 094 446 803

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Fully Paid
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	25,794,031
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes.
5	Issue price or consideration	20 cents per New Share
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Net proceeds of the Issue will be used to finance acquisitions in accordance with Shareholder approved strategy of repositioning the Company as a global leader in the sleep diagnostics sector through a series of acquisitions of profitable sleep centres in the USA.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	04 December 2006

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	77,382,092	Ordinary Shares

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	750,000	Options exercisable at $0.25, expiring on 26 October, 2008
		1,250,000	Options exercisable at $0.40 cents, expiring on 26 October, 2008
		155,000	Staff options exercisable at $0.20, expiring on 2 October 2008
		320,000 – Series 3	Options exercisable at $1.00, expiring on 21 January 2008

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	N/A

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	

+ See chapter 19 for defined terms.

15	$^+$Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has $^+$security holders who will **not** be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	

+ See chapter 19 for defined terms.

24 Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25 If the issue is contingent on +security holders' approval, the date of the meeting	
26 Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27 If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28 Date rights trading will begin (if applicable)	
29 Date rights trading will end (if applicable)	
30 How do +security holders sell their entitlements *in full* through a broker?	
31 How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32 How do +security holders dispose of their entitlements (except by sale through a broker)?	
33 +Despatch date	

+ See chapter 19 for defined terms.

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) [√] Securities described in Part 1

(b) [ ] All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 [ ] If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 [ ] If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 [ ] A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	N/A
39	Class of +securities for which quotation is sought	N/A

+ See chapter 19 for defined terms.

40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	N/A
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	N/A

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

  - An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

+ See chapter 19 for defined terms.

Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any $^{+}$securities to be quoted and that no-one has any right to return any $^{+}$securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the $^{+}$securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the $^{+}$securities to be quoted, it has been provided at the time that we request that the $^{+}$securities be quoted.

- If we are a trust, we warrant that no person has the right to return the $^{+}$securities to be quoted under section 1019B of the Corporations Act at the time that we request that the $^{+}$securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... (Company secretary)

Date: 30 November 2006

Print name: Eva Liu

Form 604

Corporations Act 2001
Section 671B

Notice of change of interests of substantial holder

To Company Name/Scheme AVASTRA LTD

ACN/ARSN 094 446 803

1. Details of substantial holder(1)

Name PAUL RALPH

ACN/ARSN (if applicable)

There was a change in the interests of the substantial holder on 29/11/06

The previous notice was given to the company on / /

The previous notice was dated / /

2. Previous and present voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in when last required, and when now required, to give a substantial holding notice to the company or scheme, are as follows:

Class of securities (4)	Previous notice		Present notice	
	Person's votes	Voting power (5)	Person's votes	Voting power (5)
ORD	2551787	8.5%	4,540,209	5.9%

3. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest of the substantial holder or an associate in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of change	Person whose relevant interest changed	Nature of change (6)	Consideration given in relation to change (7)	Class and number of securities affected	Person's votes affected
20.11.06	PAUL RALPH	SHARE PURCHASE	$522,904.60	ORD.	2,614,523
23-11-06	PAUL RALPH	DISPOSAL	$75,400	ORD	377,000
11.8.06	PAUL RALPH	DISPOSAL	$50,000 -	ORD	250,000

4. Present relevant interests

Particulars of each relevant interest of the substantial holder in voting securities after the change are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder (8)	Nature of relevant interest (6)	Class and number of securities	Person's votes
RALPH	RALPH, PAUL			4540209	5.9%

5. Changes in association

The persons who have become associates (2) of, ceased to be associates of, or have changed the nature of their association (9) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN/ARSN (if applicable)	Nature of association

6. Addresses

The addresses of persons named in this form are as follows:

Name	Address
PAUL RALPH	168/5 WULUMAY CLOSE
	ROZELLE NSW 2039

Signature

print name PAUL RALPH capacity

sign here [signature] date 29/11/06

DIRECTIONS

(1) If there are a number of substantial holders with similar or related relevant interests (eg. a corporation and its related corporations, or the manager and trustee of an equity trust), the names could be included in an annexure to the form. If the relevant interests of a group of persons are essentially similar, they may be referred to throughout the form as a specifically named group if the membership of each group, with the names and addresses of members is clearly set out in paragraph 6 of the form.

(2) See the definition of "associate" in section 9 of the Corporations Act 2001.

(3) See the definition of "relevant interest" in sections 608 and 671B(7) of the Corporations Act 2001.

(4) The voting shares of a company constitute one class unless divided into separate classes.

(5) The person's votes divided by the total votes in the body corporate or scheme multiplied by 100.

(6) Include details of:

(a) any relevant agreement or other circumstances because of which the change in relevant interest occurred. If subsection 671B(4) applies, a copy of any document setting out the terms of any relevant agreement, and a statement by the person giving full and accurate details of any contract, scheme or arrangement, must accompany this form, together with a written statement certifying this contract, scheme or arrangement; and

(b) any qualification of the power of a person to exercise, control the exercise of, or influence the exercise of, the voting powers or disposal of the securities to which the relevant interest relates (indicating clearly the particular securities to which the qualification applies).

See the definition of "relevant agreement" in section 9 of the Corporations Act 2001.

(7) Details of the consideration must include any and all benefits, money and other, that any person from whom a relevant interest was acquired has, or may, become entitled to receive in relation to that acquisition. Details must be included even if the benefit is conditional on the happening or not of a contingency. Details must be included of any benefit paid on behalf of the substantial holder or its associate in relation to the acquisitions, even if they are not paid directly to the person from whom the relevant interest was acquired.

(8) If the substantial holder is unable to determine the identity of the person (eg. if the relevant interest arises because of an option) write "unknown".

(9) Give details, if appropriate, of the present association and any change in that association since the last substantial holding notice.

Form 604

Corporations Act 2001
Section 671B

Notice of change of interests of substantial holder

To Company Name/Scheme AVASTRA LTD.

ACN/ARSN 094 446 803

1. Details of substantial holder(1)

Name THE NEW MILLENNIUM FUND PTY LTD (NMF)

ACN/ARSN (if applicable) 089 529 733

There was a change in the interests of the substantial holder on 29/11/06

The previous notice was given to the company on 23/8/06

The previous notice was dated 24/8/06

2. Previous and present voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in when last required, and when now required, to give a substantial holding notice to the company or scheme, are as follows:

Class of securities (4)	Previous notice		Present notice	
	Person's votes	Voting power (5)	Person's votes	Voting power (5)
ORD	3,643422	12.1%	6,643,422	8.6%

3. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest of the substantial holder or an associate in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of change	Person whose relevant interest changed	Nature of change (6)	Consideration given in relation to change (7)	Class and number of securities affected	Person's votes affected
24/10/06	NMF	SHARE PURCHASE	$500,000	ORD	2,500,000
29.11.06	NMF	SHARE PURCHASE	$100,070	ORD	500,000

4. Present relevant interests

Particulars of each relevant interest of the substantial holder in voting securities after the change are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder (8)	Nature of relevant interest (6)	Class and number of securities	Person's votes
NMF	NMF			6,643,422	8.6%

5. Changes in association

The persons who have become associates (2) of, ceased to be associates of, or have changed the nature of their association (9) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN/ARSN (if applicable)	Nature of association

6. Addresses

The addresses of persons named in this form are as follows:

Name	Address
The New Millennium	Level 12, 234 George St
Fund Pty Ltd.	Sydney NSW 2000.

Signature

print name PAUL RALPH capacity DIRECTOR

sign here [signature] date 29 / 11 / 06.

DIRECTIONS

(1) If there are a number of substantial holders with similar or related relevant interests (eg. a corporation and its related corporations, or the manager and trustee of an equity trust), the names could be included in an annexure to the form. If the relevant interests of a group of persons are essentially similar, they may be referred to throughout the form as a specifically named group if the membership of each group, with the names and addresses of members is clearly set out in paragraph 6 of the form.

(2) See the definition of "associate" in section 9 of the Corporations Act 2001.

(3) See the definition of "relevant interest" in sections 608 and 671B(7) of the Corporations Act 2001.

(4) The voting shares of a company constitute one class unless divided into seperate classes.

(5) The person's votes divided by the total votes in the body corporate or scheme multiplied by 100.

(6) Include details of:

(a) any relevant agreement or other circumstances because of which the change in relevant interest occurred. If subsection 671B(4) applies, a copy of any document setting out the terms of any relevant agreement, and a statement by the person giving full and accurate details of any contract, scheme or arrangement, must accompany this form, together with a written statement certifying this contract, scheme or arrangement; and

(b) any qualification of the power of a person to exercise, control the exercise of, or influence the exercise of, the voting powers or disposal of the securities to which the relevant interest relates (indicating clearly the particular securities to which the qualification applies).

See the definition of "relevant agreement" in section 9 of the Corporations Act 2001.

(7) Details of the consideration must include any and all benefits, money and other, that any person from whom a relevant interest was acquired has, or may, become entitled to receive in relation to that acquisition. Details must be included even if the benefit is conditional on the happening or not of a contingency. Details must be included of any benefit paid on behalf of the substantial holder or its associate in relation to the acquisitions, even if they are not paid directly to the person from whom the relevant interest was acquired.

(8) If the substantial holder is unable to determine the identity of the person (eg. if the relevant interest arises because of an option) write "unknown".

(9) Give details, if appropriate, of the present association and any change in that association since the last substantial holding notice.

28 November 2006

Avastra Ltd (AVS): Changes to the Board and New Appointments

The Board of Avastra today elected Mr Ian Sandford as Chairman of the Board of Directors. Mr Greg Fagan, who has been Chairman for the last three years, remains on the Board. "The role of a non-executive Chairman has encompassed increasing time commitments that unfortunately I am unable to provide at this stage due to other business commitments. But I am happy to pass the Chair to someone with as much experience as Mr Sandford," said Mr Fagan.

Messrs Ian Campbell Sandford and Geoffrey Stuart Garside were elected Directors of the Company by its members at the Annual General Meeting (results of the AGM announced on 22 November).

The Company is transitioning from a biotechnology research and development organisation (receiving mostly government grants) to a Company that owns and operates sleep centres in the United States. The Company will greatly benefit from the appointments of Mr Sandford and Mr Garside, given their breadth of operational experience - from corporate and strategic development to business management.

The new directors' bios appear below:

Ian Sandford BE(Chem)(Hons), MEngSc(UQ), MBA (Exec)(AGSM), FFin, FAICD.

Mr Sandford is experienced in Board leadership, public company directorship, strategy formulation and strategic management, development capital and process engineering. He has 25 years experience in corporate development and management, being a self-employed management consultant for 15 years (1988 - 2003). He was a chemical engineer with Shell Chemical Australia and GHD Engineers, and a corporate executive with Barossa Co-operative Winery Limited (Kaiser Stuhl), Cudgen RZ Limited and AIDC.

Mr Sandford has over 15 years experience as a company director and is currently chairman of Xenome Limited, Braintree Communication Pty Ltd and ASX listed company The Maryborough Sugar Factory Limited. He was previously an independent non-executive director of Norco Co-Operative Limited, Burnett Valley Group of companies, and Panbio Limited (chairman for the last 5 years, including for the IPO).

Geoff Garside, FAICD, FCPA, FCIS,

Mr Garside has a wealth of experience gained in Accounting, Corporate Finance, Treasury Risk Management, Company Secretarial and Administrative roles over a 30-year career. He has been employed with blue chip international corporations including Amcor Limited, Pfizer Corporation Inc. and the Dalgety Group. Geoff also has considerable management consulting experience, having advised numerous large Australian corporations and Government departments and agencies on finance and corporate treasury matters, and was instrumental in gaining licensing under the new Financial Services

Regulations. He has represented professional associations, and is a FCPA, FCIS, and FAICD and is a past National President of the Australian Society of Corporate Treasurers.

More recently, Geoff was Chief Financial Officer of ASX listed IT Group, Sonnet Corporation (SNN) where he successfully implemented AIFRS simultaneously with managing a major industry acquisition. He has also held non-executive Director positions with several organisations. Geoff has been appointed the Chairman of Avastra's Audit Committee.

Eva Liu
Company Secretary

Avastra Ltd ABN 47 094 446 803
Riverside Life Sciences Centre
11 Julius Avenue, North Ryde NSW 2113 AUSTRALIA
phone: (61) 2 9888 7184, fax: (61) 2 9889 4895
www.avastra.com info@avastra.com

Rule 3.19A.1

Appendix 3X

Initial Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity:	**AVASTRA LTD**
ABN:	**47 094 446 803**

We (the entity) give ASX the following information under listing rule 3.19A.1 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Ian Campbell Sandford
Date of appointment	22 November 2006

Part 1 - Director's relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Number & class of securities
N/A

+ See chapter 19 for defined terms.

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest.	**Number & class of Securities**
N/A	N/A

Part 3 – Director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
No. and class of securities to which interest relates	N/A

+ See chapter 19 for defined terms.

Rule 3.19A.1

Appendix 3X

Initial Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity:	**AVASTRA LTD**
ABN:	**47 094 446 803**

We (the entity) give ASX the following information under listing rule 3.19A.1 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Geoffrey Stuart Garside
Date of appointment	22 November 2006

Part 1 - Director's relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Number & class of securities
N/A

+ See chapter 19 for defined terms.

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest.	**Number & class of Securities**
N/A	N/A

Part 3 – Director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
No. and class of securities to which interest relates	N/A

+ See chapter 19 for defined terms.

VASTRA

22 November 2006

Avastra Ltd (AVS): Results of Annual General Meeting

Avastra Ltd is pleased to announce the results of today's AGM held in Melbourne.

Resolutions	For	Against	Abstain
Resolution 2: Adoption of Remuneration Report			
Proxy Votes:	24,095,125	37,000	1,340
On a show of hands	3	0	2
Resolution 3: Re-election of Guy Aird			
Proxy Votes:	23,981,465	2,000	150,000
On a show of hands:	3	0	2
Resolution 4: Re-election of Michael Dalsin			
Proxy Votes:	24,131,465	2,000	0
On a show of hands:	4	0	1
Resolution 5: Re-election of Roger Greene			
Proxy Votes:	24,131,465	2,000	0
On a show of hands:	4	0	1
Resolution 6: Re-election of George Steinfels			
Proxy Votes:	24,131,465	2,000	0
On a show of hands:	3	0	2
Resolution 7: Re-election of Greg Fagan			
Proxy Votes:	24,131,465	2,000	0
On a show of hands:	3	0	2
Resolution 8: Appointment of Ian Sandford			
Proxy Votes:	12,793,478	11,339,987	0
On a show of hands	4	0	1
Resolution 9: Appointment of Geoffrey Garside			
Proxy Votes:	24,131,465	2,000	0
On a show of hands:	3	0	2
Resolution 10: Ratification of previous issues			
Proxy Votes:	23,830,125	2,000	301,340
On a show of hands:	4	0	1
Resolution 11: Issue of shares to Ian Sandford			
Proxy Votes:	12,793,478	11,339,987	0
On a show of hands:	4	0	1

Continued next page

AVASTRA

Resolution 12: Issue of shares to Geoffrey Garside Proxy Votes: On a show of hands:	24,130,125 4	2,000 0	1,340 1
Resolution 13: Issue of shares to Guy Aird Proxy Votes: On a show of hands:	23,981,465 3	2,000 0	150,000 2

Regards

Eva Liu
Company Secretary

Avastra Ltd ABN 47 094 446 803
Riverside Corporate Park, 11 Julius Ave North Ryde NSW 2113 AUSTRALIA
phone: (61) 2 9888 7184, fax: (61) 2 9889 4895
info@avastra.com www.avastra.com

VOLUME 2 of 2

Greenberg Traurig

November 2, 2007

RECEIVED

Office of International
Corporate Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Avastra Ltd. - Information Furnished Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Gentlemen:

The following information is presented on behalf of Avastra Ltd., a company incorporated in Australia (the "Issuer"), in order to obtain the exemption from Section 12(g) of the Securities Exchange Act of 1934 (the "1934 Act") afforded to foreign private issuers eligible under Rule 12g3-2(b) under the 1934 Act. **Please note that due to the amount of published material, this submission is made in two volumes.**

The Issuer also is requesting approval to maintain its eligibility for the exemption through the posting of documents in English on its corporate website, www.avastra.com. Documents are also made available in real time on the website of its principal trading market, the Australian Stock Exchange (www.asx.com.au).

I. The following list describes copies of documents enclosed herewith, which the Issuer, since June 30, 2006 (the date on which its last preceding fiscal year ended) (A) has made or is required to make public pursuant to the laws of the State of Queensland, Australia or the Commonwealth of Australia, (B) has filed or is required to file with the Australian Stock Exchange ("ASX") and which was made public by such exchange, or (C) has distributed or is required to distribute to its security holders. All information or documents furnished under paragraph (b)(1) of Rule 12g3-2(b) are furnished on the understanding that such information and documents will not be deemed "filed" with the SEC, or subject to the liabilities of Section 18 of the 1934 Act:

Current Fiscal Year (ending 30 June 2008)

01/11/2007 Trading Halt

01/11/2007 UBS Australian Healthcare Conference Presentation

31/10/2007 Appendix 4C - quarterly

29/10/2007 Notice of Annual General Meeting/Proxy Form

24/10/2007 Avastra to present at UBS Healthcare Conference

18/10/2007 Completion of SMCC Acquisition

15/10/2007 Securities to be released from escrow

15/10/2007 Correction to Purchase Agreement Announcement

11/10/2007 Binding Purchase Agreement with New York and Florida `Hub`

04/10/2007 Pacific Northwest Hub

01/10/2007 Investor Presentation

27/09/2007 Full Year Statutory Accounts

21/09/2007 Dr Mitchell Rosenberg appointed Executive Chairman

14/09/2007 Avastra in startup discussions for Fourth Hub

07/09/2007 Appendix 3B

30/08/2007 Investor Presentation

30/08/2007 Financial Results Highlights

30/08/2007 Preliminary Final Report

28/08/2007 Acquisition Letter of Intent - Major Hub on US East Coast

23/08/2007 Los Angeles area business letter of intent

17/08/2007 2007 Financial Results Conference Call

15/08/2007 Securities to be released from escrow

02/08/2007 Presentation - Australian BioTechnology Summit

31/07/2007 Appendix 4C - quarterly

27/07/2007 Acquisition of Complete Sleep, LLC

27/07/2007 Appendix 3B - Issue of Shares to PSM and Options

27/07/2007 Appendix 3B - Shares to Sleepwell Partners and Options

16/07/2007 Securities to be released from Escrow

05/07/2007 Ceasing to be a substantial holder

Fiscal Year 2007

29/06/2007 Appendix 3B

22/06/2007 Investor Presentation

22/06/2007 Becoming a substantial holder from CBA

20/06/2007 Change in substantial holding

18/06/2007 Completion of Acquisitions - Appendix 3B

15/06/2007 Appointment of Chief Operating Officer

15/06/2007 Results from EGM

15/06/2007 EGM Presentation

08/06/2007 Appendix 3B

05/06/2007 Change of Director's Interest Notice

28/05/2007 Appendix 3B

15/05/2007 Acquisition of California Sleep Solutions

15/05/2007 Notice of Extraordinary General Meeting

15/05/2007 Securities to be released from escrow

09/05/2007 Acquisition of somniTech, somniCare and somniSchool

27/04/2007 Commitments Test Entity - Third Quarter Report

27/04/2007 Board Changes & Appendix 3Z: FInal Director's Int. Notice

26/04/2007 Change in substantial holding

24/04/2007 Appendix 3B

18/04/2007 Change in substantial holding

16/04/2007 Appendix 3B

10/04/2007 Placement

05/04/2007 Changes to the Board/Appendix 3Z x 2 & Appendix 3X

04/04/2007 Appendix 3B

28/03/2007 Appendix 3B

27/03/2007 Signing of Letter of Intent

26/03/2007 Appendix 3B

16/03/2007 Employee Share Option Plan adopted 16/03/07

16/03/2007 Results of Meeting

16/03/2007 EGM Presentation

15/03/2007 Securities to be released from escrow

28/02/2007 Half Yearly Report & Half Year Accounts

16/02/2007 Proxy Form

15/02/2007 Notice of Extraordinary General Meeting

06/02/2007 Ceasing to be a substantial holder

06/02/2007 Acquisition of PDX Sleep Solutions LLC/Appendix 3B

06/02/2007 Appendix 3B - Amendment

31/01/2007 Commitments Test Entity - Second Quarter Report

24/01/2007 Final Director's Interest Notice x3

24/01/2007 Acquisition of Sleepwell Partners

23/01/2007 Initial Director's Interest Notice x2

23/01/2007 Changes to the Board and New Appointments

15/01/2007 Securities to be released from escrow

Fiscal Year 2006

20/12/2006 Appendix 3B

20/12/2006 Change of Director's Interest Notice x3

18/12/2006 Securities to be released from escrow

14/12/2006 Becoming a substantial holder

12/12/2006 Investor Presentation

11/12/2006 Change in substantial holding

07/12/2006 Change of Director's Interest Notice x2

07/12/2006 Appendix 3B

06/12/2006 Statement from Company/Top 20 & Distribution Schedule

06/12/2006 Pre-Quotation Disclosure

06/12/2006 Reinstatement to Official Quotation

30/11/2006 Acquisition of Pacific Sleep Medicine

30/11/2006 Entitlement Issue/Appendix 3B

29/11/2006 Change in substantial holding

29/11/2006 Change in substantial holding

28/11/2006 Changes to Board & New Appointments/Appendix 3X x2

22/11/2006 Results of Meeting

22/11/2006 AGM Investor Presentation

16/11/2006 Supplementary Prospectus

10/11/2006 Extension of Entitlements Offer

30/10/2006 Change in substantial holding

27/10/2006 Becoming a substantial holder

27/10/2006 Commitments Test Entity - First Quarter Report

26/10/2006 Appendix 3B

24/10/2006 Annual Report & Notice of AGM

20/10/2006 Letters to Shareholders

20/10/2006 Supplementary Prospectus

09/10/2006 Change of Director's Interest Notice x 2

06/10/2006 Appendix 3B - Amendment

05/10/2006 Disclosure Document & Appendix 3B

03/10/2006 Appendix 3B - Shares Release from Escrow

28/09/2006 Change of Director's Interest Notice

28/09/2006 Appendix 3B - Exercise of Options

21/09/2006 Avastra Signs Letter of Intent (amendment to title)

20/09/2006 Avastra Signs Letter of Intent

18/09/2006 Change of Director's Interest Notice x 2

15/09/2006 Appendix 3B

15/09/2006 Change of Director's Interest Notice x7

13/09/2006 Preliminary Final Report

29/08/2006 Results of EGM

29/08/2006 Extraordinary General Meeting Documentation

29/08/2006 Suspension from Official Quotation

24/08/2006 Change in substantial holding

17/08/2006 Presentation to the Market

15/08/2006 Media Release: Avastra to profit from US sleep woes

15/08/2006 Change of Director's Interest Notice x 3

27/07/2006 Commitments Test Entity - Fourth Quarter Report

25/07/2006 Becoming a substantial holder

24/07/2006 Update on 4 July announcement & EGM Notice

05/07/2006 Reinstatement to Official Quotation

04/07/2006 Acquisition Plan & EGM

04/07/2006 Suspension from Official Quotation

2. The Issuer's Constitution as in effect on the date hereof (under the name originally incorporated).

3. The Issuer's Annual Reports for the fiscal years ended June 30, 2006 and 2007.

II. The Issuer's ordinary shares are listed on the Australian Stock Exchange ("ASX"). The ASX requires the publication of annual, half-yearly and quarterly reports. The Company is also required by the ASX to issue press releases and make them available to subsidiary exchanges in each Australian State as to important occurrences such as changes in directors, issuance of new securities, calls on partly paid shares, the expiry of options, dividend announcements and any other material facts which, if not disclosed, would create a false or misleading market in those shares.

Set forth on Schedule A hereto is a summary of the material ASX listing requirements and the due date for publication of those material documents required to be published.

III. The Issuer has advised us that, to the best of its knowledge (based on the residence addresses in its share register), as of October 18, 2007:

> Of the 101,825,603 issued and outstanding fully paid ordinary shares of the Issuer ("Shares"), 16,133,449 of those Shares representing approximately 16% of the issued and outstanding Shares, were held by approximately 30 United States residents. To the best of the Issuer's knowledge, these United States residents acquired their Shares either in open market purchases in Australia or in private placements as consideration for acquisition of their businesses.

IV. The Issuer has advised us that, as of October 18, 2007, the Issuer's number and classes of shares are as follows:

CLASS OF SHARES	NUMBER OF SHARES
Listed ordinary shares	101,825,603

V. The initial public offering by the Issuer in Australia was lodged with the Australian Securities and Investment Commission and resulted in the Issuer's successful quotation of its shares on June 24, 2004. Since that date it has made further offerings in Australia in March 2006, October 2006 and April 2007.

If you have any questions in reference to this information, please contact the undersigned at (212) 801-9380.

Kindly acknowledge receipt of the foregoing by stamping and returning the enclosed copy of this letter in the envelope provided for your convenience.

Very truly yours,

Ross Kaufman

SCHEDULE A

MATERIAL INFORMATION MADE
PUBLIC, DISTRIBUTED OR FILED

I.	**Title:**	Preliminary Final Report lodged with ASX
	Date:	Within 2 months after the end of the Issuer's financial year ending June 30 (the "Issuer Financial Year")
	Entity:	The Australian Stock Exchange Limited
II.	**Title:**	Annual Report to Shareholders lodged with ASX
	Date:	Within 3 months after the end of the Issuer Financial Year
	Entity:	The Australian Stock Exchange Limited
III.	**Title:**	Final Annual Report to Shareholders distributed to Shareholders and (if different from II) lodged with ASX.
	Date:	Within 17 weeks after the end of the Issuer Financial Year
	Entity:	The Australian Stock Exchange Limited
IV.	**Title:**	Notice of Annual General Meeting lodged with ASX
	Date:	Annual General Meeting must be held within five months after the end of the Issuer Financial Year. The notice of such meeting must be sent to shareholders at least 28 days in advance thereof.
	Entity:	The Australian Stock Exchange Limited
V.	**Title:**	Special Interim Dividend Announcement
	Date:	No statutory date requirement
	Entity:	The Australian Stock Exchange Limited

VI.	**Title:**	Quarterly Cash Flow Report (Appendix 5B) lodged with ASX
	Date:	Within one month after the end of the first and third quarters of the Issuer Financial year
	Entity:	The Australian Stock Exchange Limited
VII.	**Title:**	Half Yearly Report to Shareholders lodged with ASX
	Date:	Within 2 months of end of the first half of the Issuer Financial Year
	Entity:	The Australian Stock Exchange Limited
VIII.	**Title:**	Stock Exchange Announcement/Media Release with respect to material developments
	Date:	Immediately
	Entity:	The Australian Stock Exchange Limited



Company Overview - Strategy

- On 29 August 2006 Shareholders approved significant change to nature and scale of Company's activities

- Focus on sleep disorder diagnostics – US$2B market
- Growing yet fragmented market
  - Aggregate fragmented market into national footprint
- Acquiring established, profitable businesses
  - ~~Currently completing acquisitions of 3 sleep centre groups~~
  - In early stage discussions with further groups
- Operational efficiencies through centralised management and back office functions

Acquisitions – Pacific Sleep Medicine

- Number of centres acquired: 10 (52 beds)
- Historic annualised revenue A$18.4M
- Historic annualised profit A$2.1M
- Agreement executed November 2006
- Expected close December 2006

Acquisitions – Sleepwell

- Number of centres acquired: 2 (12 beds)
- Historic annualised revenue A$3.5M
- Historic annualised profit A$0.6M
- Agreement executed September 2006
- Expected close December 2006 – one remaining condition precedent to be satisfied

Acquisitions – California Sleep Solutions

- Number of centres acquired: 4 (14 beds)
- Historic annualised revenue A$3.5M
- Historic annualised profit A$0.7M
- Expect to execute agreement December 2006

BioWeld®

- Human trials of device halted
- Delays to commercialisation
- Board considering either licence or sale of technology to third party

Financial Position & Capital Structure

- Completed placement (October 2006): $3.8M
- Cash on hand 15 November 2006: $6.4M
- Entitlement offer raising: $5.2M
- Cash for acquisitions/working capital: $11.6M

- Shares on issue post raisings: 77.4M
- Options on issue: 4.0M
- Shares to be issued as consideration for acquisitions:
  - Pacific Sleep Medicine – up front: 5.0M

Summary

- BioWeld® technology seeking sale or licence to third party
- Acquisition of established, profitable sleep centres
- Company well positioned to achieve stated objectives

- Timetable
  - Entitlements offer close — Friday 24 November 2006
  - Allotment of shares — Monday 4 December 2006
  - Trading of new shares — Thursday 7 December 2006

16 November 2006

Avastra Ltd (AVS): Supplementary Prospectus

Please find attached Supplementary Prospectus lodged with ASIC today. This supplementary prospectus contains the following:

- Summary of agreement to acquire PSM entered in to on 16 November 2006 ;
- Updated proposed use of funds table;
- Summary of underwriting agreement;
- Terms agreed with proposed new directors;
- Updated timetable and consents;
- Schedule 1 - Updated pro forma financial information;
- Schedule 2 - Updated Independent Accountant's Report.

Regards

Eva Liu
Company Secretary

Avastra Ltd ABN 47 094 446 803
Riverside Corporate Park, 11 Julius Ave North Ryde NSW 2113 AUSTRALIA
phone: (61) 2 9888 7184, fax: (61) 2 9889 4895
info@avastra.com www.avastra.com

VASTRA

Avastra Ltd

ACN 094 446 803

Supplementary Prospectus

16 November 2006

Supplementary Prospectus

Issuer

Avastra Ltd ACN 094 446 803

Supplementary prospectus

This supplementary prospectus relates to the prospectus ("Prospectus") lodged by Avastra with ASIC on 5 October 2006 (as supplemented by a supplementary prospectus dated 20 October 2006) in connection with the offers of Shares in Avastra. This supplementary prospectus provides further information for the Prospectus as set out below.

This supplementary prospectus is supplementary to, and should be read together with, the Prospectus. Words and expressions used in this supplementary prospectus have the meanings given to them in the Prospectus.

This supplementary prospectus is dated 16 November 2006. A copy of this supplementary prospectus was lodged with ASIC on that date. Neither ASIC nor ASX take any responsibility for the contents of this supplementary prospectus.

Contents

This supplementary prospectus contains the following sections:

- Summary of agreement to acquire PSM;
- Updated proposed use of funds table;
- Summary of underwriting agreement;
- *Terms agreed with proposed new directors;*
- Updated timetable and consents;
- Schedule 1 - Updated pro forma financial information;
- Schedule 2 - Updated Independent Accountant's Report.

Execution of agreement to acquire Pacific Sleep Medicine Services, Inc. ("PSM")

On 16 November 2006, the Company entered into a binding agreement (**"PSM Merger Agreement"**) with the shareholders of PSM to acquire PSM. The transaction will be effected by a merger under California law between PSM and a wholly owned subsidiary of the Company, PSMS Acquisition, Inc.

The key terms of the PSM Merger Agreement are as follows. All figures are shown in Australian dollars with an assumed exchange rate of US$0.75:AU$1.00.

Conditions

- That the consent of two noteholders be obtained in relation to the merger. The Company expects these consents will be obtained.
- There are certain other conditions to completion which are usual for this form of transaction.

Either Avastra or the Sellers may terminate the PSM Merger Agreement if closing has not occurred on or before 30 November 2006.

Purchase price

As set out in the summary of the terms of the proposed acquisition in the Prospectus, the purchase price is as follows.

- The initial payment by Avastra will be $2.67 million in cash, plus 5 million Avastra Shares.
- Nine months after the close (or on 15 March 2006 for those sellers who agree to escrow an additional 50% of their initial tranche of shares until 1 July 2007 - see below for more details), Avastra will pay the sellers another $2.00 million. Avastra may be required to pay this amount earlier if its cash reserves are less than $4 million.
- After each of the first 3 anniversaries of the closing of the acquisition, Avastra will be required to pay to the sellers an earn out payment. If the "Adjusted Net Income" (after tax) of PSM for the prior twelve month period is between $1.33 million and $2.66 million, Avastra must pay $2.00 million in cash and issue Avastra Shares with a value of $1.67 million based on the 10 day Avastra VWAP up to the relevant anniversary. If Adjusted Net Income falls below $1.33 million for a 12 month period after the close, then for each dollar of the deficit the earn out consideration for that year will be reduced by two dollars, comprising one dollar of cash and one dollar of Avastra Shares. If Adjusted Net Income exceeds $2.67 million for the 2nd or 3rd periods after the close, the sellers will be entitled to receive 25% of the excess as additional consideration.
- 50% of the initial 5 million shares issued to the sellers are subject to escrow for a period of 12 months after closing. The sellers may elect to receive the 2nd cash payment of $2.00 million approximately 6 months early (15 March 2007) in consideration for agreeing to hold the remaining 50% of those shares subject to escrow until 1 July 2007.
- Avastra will assume, as part of the transaction, a debt of approximately $1.6 million in connection with an earlier acquisition by PSM.

The earn-out payments are payable immediately if either:

- PSM is acquired, directly or indirectly, and the new ultimate parent entity does not have financial resources at least equivalent to the financial resources of Avastra; or
- Avastra terminates its current advisory contract with Stanmore Capital Partners, LLC.

Warranties and representations

The Sellers provide warranties and representations under the Merger Agreement which are considered to be usual for a transaction of this nature.

In particular, the sellers represent that PSM had adjusted net profits of approximately $2.00 million, calculated on an accruals basis for the 12 months ended 31 July 2006. Adjustments include adding back ownership draws and other expenses including sole proprietor ownership expenses which in future years will not be charged as expenses.

Use of funds

As a result of having signed the PSM Merger Agreement, the Company provides the following updated proposed use of funds raised under the Offers.

The proposed use of funds from the Offers is as follows[1]:

Description	$	$
Approximate cash as at 15 November 2006	6,400,000	
Entitlements Offer	5,158,806	
Total approximate cash after Offers		**11,558,806**
Sleepwell Acquisition – up front payment	(1,080,000)	
PSM Acquisition - up front payment	(2,666,666) [3]	
PSM Acquisition - second payment	(2,000,000)	
Costs of Offers (excluding underwriting costs)	(646,997)	
Costs of Underwriting Entitlements Offer	(206,352) [5]	
Working capital - year 1	(2,054,167) [4]	
Working capital - year 2	(1,734,444) [4]	
Subtotal use of proceeds		**(10,388,627)**
Balance Available for deferred consideration for Sleepwell and PSM acquisitions[2] and initial and deferred consideration for other acquisitions		**1,170,179**

Notes:

1. *This table does not include any incoming cash flows from acquisitions as part of regular business operations as the Company is not in a position to provide accurate forecasts of future cash flows from businesses it has not yet acquired.*

2. *Deferred consideration for the PSM and Sleepwell acquisitions will be payable in accordance with an earnings-based formula, details of which are set out above, in the case of PSM, and in Section 3.5 of the Prospectus in the case of Sleepwell. As the size of these payments is dependent upon the amount of future earnings the Directors are not in a position to provide reliable forecasts of the amounts which may be payable.*

3. *The Company had originally planned to open four new 6 bed sleep centres in the two year period following relisting. However this will no longer be an immediate objective given the acquisition of PSM which is summarised above.*

4. *Working capital costs include holding company director and executive costs, adviser costs, listing costs, corporate headquarters, audit and legal costs and do not include business operating costs which are intended to be funded from revenue from business operations*

5. *See summary of Underwriting Agreement below.*

Given the Placement Offer was fully subscribed and the Entitlements Offer is now fully underwritten, the Company will have enough working capital to carry out its stated objectives of acquiring Sleepwell under the Sleepwell Merger Agreement, acquiring PSM under the PSM Merger Agreement and acquiring CSS on the terms of the CSS Letter of Intent summarised in the Prospectus.

If the Company for any reason is not able to close the acquisitions of Sleepwell or PSM or enter into a binding agreement in relation to CSS, on terms satisfactory to it, then the Board may seek other suitable acquisitions of sleep centres and to use the funds raised for those other acquisitions and/or expansion of acquired sleep centres.

Underwriting Agreement

An Underwriting Agreement has been entered into between the Company and ABN AMRO Morgans Corporate Limited (the "Underwriter") dated 16 November 2006 pursuant to which the Underwriter has agreed to fully underwrite the Entitlements Issue.

The Underwriter may terminate its underwriting obligations under the Underwriting Agreement if:

1. **(Market fall)** the ASX All Ordinaries Index closes 10% or more below 5399.1, being its level at the close of trading on the day before the date of the Underwriting Agreement;

2. **(Change of law)** any change of law or regulation which is likely to have an adverse effect on the success of the Offer.

3. **(Quotation Approval)** ASX does not grant approval to quote the New Shares, or if granted, that approval is subsequently withdrawn, qualified or withheld;

4. **(Insolvency)** the Company or an entity in the Group is or becomes insolvent or is deemed to be insolvent under the Corporations Act;

5. **(Default)** any representation or warranty by the Company is not true or correct;

6. **(Failure to comply)** the Company or another entity in the Group fails to comply with its constitution, the Corporations Act or any other applicable law or regulation;

7. **(Material contracts)** the Company or another entity in the Group fails to comply with a material contract;

8. **(Change to capital structure or constitution)** the Company changes its capital structure or its constitution;

9. **(Financial assistance)** the Company takes any steps to pass a resolution to approve financial assistance under the Corporations Act or engages in any conduct which would require such a resolution;

10. **(Business)** the Company disposes or agrees to dispose of a substantial part of its business or assets or ceases or threatens to cease to carry on its business in its normal and usual manner;

11. **(Hostilities)** hostilities not presently existing commence or an escalation in existing hostilities occurs or political or civil unrest or terrorist act involving any of a number of countries or any diplomatic, military, commercial or political establishment of any of those countries anywhere in the world;

12. **(Adverse change)** any actual or potential adverse change occurs in the assets, liabilities, financial position or performance, profits, losses or prospects of the Company which would have an adverse effect on the Entitlements Offer.

13. **(Prospectus)** any of the following occurs:

    (a) ASIC issues an order under section 739 of the Corporations Act;

    (b) an application is made by ASIC for an order under Part 9.5 of the Corporations Act in relation to the Prospectus or ASIC commences any investigation or hearing under Part 3 of the Australian Securities and Investments Commission Act 2001 (Cth) in relation to the Prospectus;

    (c) any person gives a notice under section 733(3) of the Corporations Act or any person withdraws their consent to be named in the Prospectus;

    (d) any person gives a notice under section 730 of the Corporations Act in relation to the Prospectus; or

(e) the Company or an entity in the Group issues a public statement concerning the Offer other than in consultation with the Underwriter.

14. **(Withdrawal of Prospectus)** the Company withdraws either the Prospectus or the Offer;

15. **(Supplementary or replacement prospectus)** failure to lodge a supplementary or replacement prospectus where the Underwriter reasonably believes that the Company is prohibited by section 728(1) of the Corporations Act from inviting applications for Offer Shares under the Prospectus;

16. **(Withdrawal or repayment)** the Company is required to either repay the money received from applicants or offer applicants or Eligible Shareholders an opportunity to withdraw their applications or acceptances for Offer Shares and be repaid their application money;

17. **(Legal proceedings and offence by Directors)** a Director is charged with an indictable offence or disqualified from managing a corporation or any person commences legal proceedings against the Company or any Director; or

18. **(Listing Rules)** the Company or any entity in the Group commits a material breach of the Listing Rules.

Events 5 to 12 and 18 above only give rise to a right of the Underwriter to terminate if the Underwriter reasonably believes the event is likely to have an adverse effect on the Entitlements Offer or could lead to the Underwriter becoming liable under any law or regulation.

Indemnity

The Company has indemnified the Underwriter and its officers, employees, agents and advisers (**"Indemnified Parties"**) against certain liabilities that any of the Indemnified Parties may incur as a result, whether indirectly or directly, of claims relating to the Entitlements Issue, the Prospectus, any promotions in relation to the Entitlements Issue or a breach by the Company of the Underwriting Agreement.

Fees

The Company must pay the Underwriter an underwriting fee of 4% of the total funds to be raised by the Entitlements Issue. The Company must also pay for all other reasonable costs including legal fees and other incidental costs incurred by the Underwriter.

Sub-underwriter

ABN AMRO Morgans Corporate Limited has advised the Company that Queensland Investment Corporation (**"QIC"**), which holds approximately 13.34% of the total issued capital of the Company, has agreed with the Underwriter to sub-underwrite 50% of any shortfall shares under the Entitlements Offer. Depending on levels of Applications under the Entitlements Offer, this could result in QIC holding more than 20% of the total issued shares in the Company. The maximum percentage shareholding which QIC may have as a result of this arrangement is 26.1% of the total issued Shares in the Company. However this assumes that no Shareholders accept their Entitlements, other than those who have already accepted them as at 15 November 2006. As a result the actual percentage is expected to be lower than this.

Proposed remuneration of directors

The Company has agreed with the two proposed new directors of the Company that, subject to them being appointed as directors at the upcoming AGM, they will receive the following remuneration. The total remuneration payable to the directors, including the amounts set out below, will be within the US$200,000 maximum aggregate amount previously approved by shareholders.

Name	Cash fees	Non-cash fees
Mr Ian Sandford	$70,000 per annum as non-executive chairman plus statutory superannuation $8,000 per annum as chairman of the remuneration committee plus statutory superannuation	Subject to shareholder approval, 100,000 options on the terms set out below.
Mr Geoff Garside	$40,000 per annum as non-executive director plus statutory superannuation $8,000 per annum as chairman of the audit committee plus statutory superannuation	Subject to shareholder approval, 100,000 options on the terms set out below.

It is proposed that, subject to shareholder approval, each of the above proposed directors will be granted the number of options stated above. The options will follow IFSA recommendations in that they will have a five year term, vest progressively over three years, be exercisable at a 10% premium to the Avastra market price at the date of grant, and be subject to an appropriate performance hurdle, which is yet to be determined.

Timetable and consents

As announced to the market on 10 November 2006, the Company has extended the Entitlements Closing Date. The amended timetable for the Entitlements Offer is as follows:

Entitlements Offer closes (5.00 pm Sydney time)	Friday 24 November 2006
Allotment and issue of New Shares under Entitlements Offer	Monday 4 December 2006
Expected despatch of holding statements under Entitlements Offer	Monday 4 December 2006
Trading of New Shares expected to commence	Thursday 7 December 2006

Note: The date on which Avastra Shares are expected to be quoted on ASX is subject to ASX agreeing to reinstate all of Avastra's Shares to quotation. There is no guarantee ASX will agree to this. In particular, it will be necessary for the Company to satisfy ASX that it has less than half of its total tangible assets in cash or has commitments to spend 50% of its cash. The Company expects to be in a position to satisfy this requirement upon the closure of the PSM acquisition or the Sleepwell acquisition. The closing of the Sleepwell acquisition is still subject to satisfaction of one condition precedent, being the agreement by certain third party healthcare providers to the assignment of some material contracts. While the Board has no reason to believe this will not be achieved before the proposed trading date above, the satisfaction of the condition is not within the control of Avastra.

Consents

ABN AMRO Morgans Corporate Limited has given, and not withdrawn, its consent to be named in this supplementary prospectus as Underwriter to the Entitlements Offer in the form and context in which it is named.

William Buck has given, and not withdrawn prior to the lodgement of this Prospectus with ASIC, its written consent to be named in this supplementary prospectus as auditor to Avastra in the form and context it is so named and has given and not withdrawn its consent to the inclusion in this supplementary prospectus of references to its Auditor's Report on the Financial Reports of the Company for the year ended 30 June 2006, in the form and context in which they are included.

William Buck Financial Advisors (NSW) Pty Limited has given, and not withdrawn prior to the lodgement of this supplementary prospectus with ASIC, its written consent to be named in this supplementary prospectus as Independent Accountant to Avastra in the form and context it is so named and has given and not withdrawn its consent to the inclusion in this Prospectus of its further Independent Accountants' Report on the pro forma balance sheet included in this supplementary prospectus and references to that report, in the form and context in which they are included.

Each of the persons listed above:

- has not authorised or caused the issue of the Prospectus or this supplementary prospectus;
- has not made any statement in the Prospectus or this supplementary prospectus, or any statement on which a statement in the Prospectus or this supplementary prospectus is based, except where expressly stated above;
- to the maximum extent permitted by law, expressly disclaims and takes no responsibility for any part of the Prospectus and this supplementary prospectus other than a reference to its name and except where expressly stated above; and
- was not involved in the preparation of the Prospectus or this supplementary prospectus or any part of it.

Each Director and proposed Director of the Company has given, and has not withdrawn, their consent to lodgement of this supplementary prospectus with ASIC.

Schedule 1 - Revised financial information

Financial Information

a. Introduction

This schedule provides revised historical and proforma financial information for Avastra to take account of the proposed acquisition of PSM by the Company. All information contained in this section should be read in conjunction with the Independent Accountant's Report in this schedule, and other information included in the Prospectus and this supplementary prospectus.

The financial information set out in this schedule includes:

- Historical balance sheets as at 30 June 2006, 2005 and 2004;
- Proforma balance sheet as at 30 June 2006;
- Supplementary proforma balance sheet as at 30 June 2006.

All historical figures of Avastra have been prepared in accordance with appropriate accounting standards and have been audited by William Buck.

The proforma balance sheet has been prepared based on the audited balance sheet of Avastra as at 30 June 2006, and on the basis the following transactions and adjustments had occurred at that date:

- Issue of 19,000,000 shares at 20 cents per share – the Placement Offer,
- Issue of 25,794,031 shares at 20 cents per share – the Entitlements Offer,
- Acquisition of the issued capital of Sleepwell for an initial acquisition cost of $1,080,000.
- The purchase price comprises an initial payment of $1,080,000 plus future amounts payable contingent on future revenues earned over 36 months. It is assumed that the contingent amount cannot be reliably measured at the point of acquisition and therefore under generally accepted accounting principles, in particular AASB 3: Business Combinations, it is not included in the acquisition cost until such time as it does become reliably measurable.
- The settlement by cash of costs of the offer estimated at $646,997. The costs of the offer have been recognised as a reduction in contributed equity in accordance with AASB 3 and AASB 132: Financial Instruments: Disclosure and Presentation.

The supplementary proforma balance sheet has been prepared based on the proforma balance sheet of Avastra as at 30 June 2006 as described above, and on the basis the following transactions and adjustments had occurred at that date:

- Acquisition of the issued capital of PSM for an initial acquisition cost of $3,740,200. The initial acquisition cost includes a cash payment of US$2,000,000 and the issue of 5,000,000 ordinary shares in Avastra Ltd.
- The purchase price comprises the initial payment as described above, a second payment of US$1.5 million to be paid on either 15 March 2007 or 9 months after the Closing date, plus future amounts payable contingent on future revenues earned over 36 months. It is assumed that the contingent amount cannot be reliably measured at the point of acquisition and therefore under generally accepted accounting principles, in particular AASB 3: Business Combinations, it is not included in the acquisition cost until such time as it does become reliably measurable.
- The settlement by cash of costs for underwriting the entitlements offer estimated to be $206,352. These costs have been recognised as a reduction in contributed equity in accordance with AASB 3 and AASB 132: Financial Instruments: Disclosure and Presentation.

b. Pro forma balance sheet as at 30 June 2006

	Audited Actual 2006 $ (Column 1)	Proforma Adjustments $ (Column 2)	Reviewed Proforma 2006 $ (Column 3)	Supplementary Adjustments $ (Column 4)	Supplementary Proforma 2006 $ (Column 5)	Audited Actual 2005 $	Audited Actual 2004 $
Current assets							
Cash assets	3,746,365	7,236,639	10,983,004	-1,305,231	9,677,773	5,457,830	7,152,617
Receivables	155,402	586,814	742,216	5,182,883	5,925,099	61,631	70,167
Inventories	-	49,119	49,119		49,119	-	-
Total current assets	3,901,767	7,872,572	11,774,339	3,877,652	15,651,991	5,519,461	7,222,784
Non current assets							
Licence	-	-	-	-	-	280,000	320,000
Property, plant and equipment	42,990	551,560	594,550	972,683	1,567,233	305,611	48,580
Patent	-	-	-	-	-	500,004	560,004
Goodwill on acquisition	-	271,316	271,316	855,045	1,126,361	-	-
Inventories	-	64,212	64,212	-	64,212	-	-
Other assets	-	516,639	516,639	9,876	526,515	-	6,000
Total non current assets	42,990	1,403,727	1,446,717	1,837,604	3,284,321	1,085,615	934,584
Total assets	3,944,757	9,276,299	13,221,056	5,715,256	18,938,312	6,605,076	8,157,368
Current liabilities							
Payables	173,280	417,408	590,688	7,103	597,791	72,817	65,290
Provisions	-	157,182	157,182	1,096,080	1,253,262		
Total current liabilities	173,280	574,590	747,870	1,103,183	1,851,053	72,817	65,290
Non current liabilities							
Borrowings	-	389,900	389,900	1,763,275	2,153,175	-	-
Deferred consideration	-	-	-	2,055,150	2,055,150	-	-
Total non current liabilities	-	389,900	389,900	3,818,425	4,208,325	-	-
Total liabilities	173,280	964,490	1,137,770	4,921,608	6,059,378	72,817	65,290
Net assets	3,771,477	8,311,809	12,083,286	793,648	12,876,934	6,532,259	8,092,078
Equity							
Contributed equity	11,130,347	8,311,809	19,442,156	793,648	20,235,804	10,890,910	10,890,910
Accumulated losses	-7,358,870	-	-7,358,870	-	-7,358,870	-4,358,651	-2,798,832
Total Equity	3,771,477	8,311,809	12,083,286	793,648	12,876,934	6,532,259	8,092,078

Reviewed Proforma Balance Sheet as at 30 June 2006

The Reviewed Proforma 30 June 2006 Balance Sheet (Column 3) represents the aggregation of the Audited 30 June 2006 Balance Sheet (Column 1) and the Reviewed Proforma Adjustments (Column 2).

The Reviewed Proforma Adjustments reflect the financial impact of:

- The issue of 19,000,000 shares at 20 cents per share – the Placement Offer, and the issue of 25,794,031 shares at 20 cents per share – the Entitlements Offer. This has the net effect of increasing the respective balances of cash and contributed equity by $8,958,806.
- The settlement by cash of costs of the offer, estimated at $646,997, which have been recognised as a reduction in contributed equity.
- The acquisition of the issued capital of Sleepwell for an initial acquisition cost of $1,080,000. This has the effect of decreasing cash by $1,080,000.
- A line by line consolidation of the Sleepwell balance sheet, converted to Australian Dollars, resulting in goodwill on acquisition of $271,316.

Supplementary Proforma Balance Sheet as at 30 June 2006

The Supplementary Proforma Balance Sheet as at 30 June 2006 Balance Sheet (Column 5) represents the aggregation of the Reviewed Proforma Balance Sheet as at 30 June 2006 (Column 3) and the Supplementary Proforma Adjustments (Column 4).

The Reviewed Proforma Adjustments reflect the financial impact of:

- The settlement by cash of costs of underwriting the entitlements offer, estimated at $206,352 which have been recognised as a reduction in contributed equity.
- The acquisition of the issued capital of PSM for an initial acquisition cost of $3,740,200. This has the effect of decreasing cash by $2,740,200 and increasing contributed equity by $1,000,000.
- The commitment to make a deferred payment, to be settled by cash, to the vendors of PSM of $2,055,150.
- A line by line consolidation of the PSM balance sheet, converted to Australian Dollars, resulting in goodwill on acquisition of $855,045.

Notes to the Financial Information

Summary of significant accounting policies

The principal accounting policies adopted in the preparation of the financial information are consistent with the basis of preparation adopted by Avastra in the audited financial report as set out in Appendix A to this Prospectus. These policies have been consistently applied to the balance sheets for all the years presented. The Reviewed Proforma Balance Sheet includes the consolidated entity consisting of Avastra Limited and its subsidiary following the purported 30 June 2006 purchase of Sleepwell Partners.

(a) Basis of preparation

The proforma balance sheet has been prepared based on the assumptions outlined above and complies with Australian equivalents to International Financial Reporting Standards (AIFRS), other authoritative pronouncements of the Australian Accounting Standards Board, Urgent Issues Group Interpretations and the Corporations Act 2001.

(b) Principles of consolidation

The reviewed proforma balance sheet incorporates the assets and liabilities of Avastra Limited and its proforma subsidiaries, Sleepwell and PSM, as at 30 June 2006 (the **consolidated entity**).

The purchase method of accounting has been used to account for the acquisition of Sleepwell and PSM by Avastra.

(c) Foreign currency translation

Foreign currency transactions have been translated into the functional currency using the exchange rates prevailing at the date of the transactions.

The Balance Sheets of Sleepwell and PSM have a functional and presentation currency in US dollars and has been translated into the presentation currency of Avastra Limited as at 30 June 2006, the date of the transaction and the balance sheet, using exchange rate of USD/AUD1.3701.

(d) Income tax

Historical tax losses have not been recognised in the balance sheet of Avastra Limited.

(e) Contributed Equity

In accordance with AASB 132 paragraph 35, the transaction costs of the Offers have been accounted for as a deduction from equity, net of any related income tax benefit.

(f) Goodwill

Goodwill on acquisition is recorded at the amount by which the purchase price for the Sleepwell and PSM businesses exceeds the fair value attributed to net assets at 30 June 2006, the date of acquisition.

Schedule 2 – Independent Accountant's Report

16 November 2006

The Directors
Avastra Limited
Riverside Life Sciences Centre
11 Julius Avenue
NORTH RYDE NSW 2113

INDEPENDENT ACCOUNTANT'S REPORT ON REVIEWED HISTORICAL FINANCIAL INFORMATION

Dear Directors

INTRODUCTION

We have prepared this Independent Accountant's Report (the "report") on the historical financial information of Avastra Limited ("Avastra" or "the Company") for the inclusion in a Supplementary Prospectus dated on or about 16 November 2006 (the "Supplementary Prospectus") relating to a Prospectus lodged by Avastra with ASIC on 5 October 2006 (as supplemented by a supplementary prospectus dated 20 October 2006) in connection with the offer of 19,000,000 ordinary shares in the Company at an issue price of 20 cents each (the "Placement Offer") and 25,794,031 ordinary shares in the Company at an issue price of 20 cents each (the "Entitlements Offer") to raise up to $8,958,806.

Expressions defined in the Supplementary Prospectus have the same meaning in this Report. The nature of this Report is such that it should be given by an entity which holds an Australian Financial Services Licence ("AFSL") under the Corporation Act 2001 (Cwlth) 2001. William Buck Financial Advisors (NSW) Pty Limited holds the appropriate AFSL.

SCOPE

You have requested William Buck Financial Advisors (NSW) Pty Limited to prepare a Report covering the following information:

a. the historical balance sheet of the Company for the years ended 30 June 2006, 30 June 2005 and 30 June 2004; and

b. the pro forma balance sheet as at 30 June 2006, which assumes completion of the contemplated transactions disclosed in Schedule 1 of the Supplementary Prospectus (the pro forma transactions); and

c. the supplementary pro forma balance sheet as at 30 June 2006, which assumes completion of the additional contemplated transactions disclosed separately in Schedule 1 of the Supplementary Prospectus (the supplementary transactions).

(now referred to collectively as the historical financial information).

This Report does not address the future prospects of Avastra and no comment is made in relation to the rights attaching to the shares on offer pursuant to the Supplementary Prospectus, nor the merits and risks associated with becoming a shareholder in the Company. We disclaim any assumption of responsibility for any reliance on this Report or on the historical financial information to which it relates for any purposes other than for which it was prepared.

REVIEW OF HISTORICAL FINANCIAL INFORMATION

The historical financial information set out in Schedule 1 of the Supplementary Prospectus has been extracted from the audited financial statements of the Company. The historical financial information incorporates such pro forma adjustments and supplementary adjustments as the Directors consider necessary to reflect the operations of the Company going forward as set out in Schedule 1 of the Supplementary Prospectus. The Directors are responsible for the preparation of the historical financial information, including determination of the pro forma adjustments and supplementary adjustments.

William Buck has audited the historical financial information for the years 30 June 2006, 30 June 2005 and 30 June 2004. William Buck has issued an unqualified audit opinion with respect to the Audit Reports for the years ended 30 June 2006, 30 June 2005 and 30 June 2004.

We have conducted our review of the historical financial information in accordance with the Australian Auditing and Assurance Standard AUS 902 "Review of Financial Reports": We made such inquiries and performed such procedures as we, in our professional judgment, considered reasonable in the circumstances including:

- analytical procedures on the audited financial reports of the Company for the relevant historical period;
- a review of work papers, accounting records and other documents;
- a review of the assumptions used to compile the pro forma balance sheet and supplementary pro forma balance sheet as at 30 June 2006;
- a comparison of consistency in application of the recognition and measurement principles in Accounting Standards and other mandatory professional report requirements in Australia, including under Australian International Financial Reporting Standards (A-IFRS) and the accounting policies adopted by the Company disclosed in Schedule 1 of the Supplementary Prospectus; and
- enquiry of Directors, management and others.

These procedures do not provide all the evidence that would be required in an audit, thus the level of assurance provided is less than given in an audit. We have not performed an audit, and accordingly, we do not express an audit opinion.

CONCLUSION

Based on our review, which is not an audit, nothing has come to our attention which causes us to believe that:

- the pro forma balance sheet and supplementary pro forma balance sheet has not been properly prepared on the basis of the pro forma transactions and supplementary transactions;
- the pro forma transactions and supplementary transactions do not form a reasonable basis for the pro forma balance sheet and supplementary pro forma balance sheet;
-

the historical financial information, as set out in Schedule 1 of the Supplementary Prospectus does not present fairly the historical balance sheet of the Company as at 30 June 2006, 30 June 2005 and 30 June 2004 and the pro forma balance sheet and supplementary pro forma balance sheet of the Company as at 30 June 2006; and

- the historical financial information is not in accordance with the recognition and measurement principles prescribed in Accounting Standards and other mandatory professional reporting requirements in Australia, including under A-IFRS, and accounting policies adopted by the Company disclosed in Schedule 1 of the Supplementary Prospectus.

SUBSEQUENT EVENTS

Apart from the matters dealt with in this Report, and having regard to the scope of our Report, to the best of our knowledge and belief no material transactions or events outside of the ordinary business of the Company have come to our attention that would require comment on, or adjustment to, the information referred to in our Report or that would cause such information to be misleading or deceptive.

INDEPENDENCE OF DISCLOSURE OF INTEREST

William Buck Financial Advisors (NSW) Pty Limited does not have any interest in the outcome of this issue other than in the preparation of its Independent Accountant's Report and participation in due diligence procedures for which normal professional fees will be received. William Buck is the auditor of Avastra Limited and will receive normal professional fees for the conduct of future audits.

The use of this Report is strictly limited to the matters contained herein and is not to be read as extending, by implication or otherwise, to any other matter. We have no responsibility to update this Report for events and circumstances occurring after the date of this Report. Consent of the inclusion of the Independent Accountant's Report in this Supplementary Prospectus issued by the Company, in both paper and electronic form and in the format and context in which it appears has been given. At the date of this Report consent has not been withdrawn.

Yours faithfully
William Buck Financial Advisors (NSW) Pty Limited
A.B.N. 93 002 367 839
AFSL 240769

Fausto Pastro
Director & Representative

VASTRA

10 November 2006

Avastra Ltd (AVS): Extension of Entitlements Offer Closing Date

Avastra anticipates being in a position to provide detailed information in the near future regarding the execution of another binding Purchase Agreement with one of the sleep centre operations previously announced to the market and described in the Prospectus dated 5 October 2006. If the Company does execute a further binding Purchase Agreement it intends to issue a supplementary prospectus detailing the material terms of that agreement. In order to give shareholders an opportunity to consider whether to exercise their entitlements with the benefit of this new information, the Company announces that it has extended the closing date for the non-renounceable Entitlements Offer to **24 November 2006**.

Entitlements Offer closes (5.00pm AEST)	Friday 24 November 2006
Allotment and issue of New Shares under Entitlements Offer	Monday 04 December 2006
Expected despatch of holding statements under Entitlements Offer	Monday 04 December 2006
Trading of New Shares expected to commence	Friday 07 December 2006

Update on Sleepwell:

Avastra and the Sleepwell vendors have agreed to extend the date for satisfaction of the conditions precedent to completion of the acquisition of Sleepwell which are summarised in the Prospectus dated 5 October 2006. Avastra has no reason to believe that the Vendors will not be in a position to satisfy the conditions.

Regards

Eva Liu
Company Secretary

Avastra Ltd ABN 47 094 446 803
Riverside Corporate Park, 11 Julius Ave North Ryde NSW 2113 AUSTRALIA
phone: (61) 2 9888 7184, fax: (61) 2 9889 4895
info@avastra.com www.avastra.com

VASTRA

10 November 2006

Avastra Ltd (AVS): Extension of Entitlements Offer Closing Date

Avastra anticipates being in a position to provide detailed information in the near future regarding the execution of another binding Purchase Agreement with one of the sleep centre operations previously announced to the market and described in the Prospectus dated 5 October 2006. If the Company does execute a further binding Purchase Agreement it intends to issue a supplementary prospectus detailing the material terms of that agreement. In order to give shareholders an opportunity to consider whether to exercise their entitlements with the benefit of this new information, the Company announces that it has extended the closing date for the non-renounceable Entitlements Offer to **24 November 2006**.

Entitlements Offer closes (5.00pm AEST)	Friday 24 November 2006
Allotment and issue of New Shares under Entitlements Offer	Monday 04 December 2006
Expected despatch of holding statements under Entitlements Offer	Monday 04 December 2006
Trading of New Shares expected to commence	Friday 07 December 2006

Update on Sleepwell:

Avastra and the Sleepwell vendors have agreed to extend the date for satisfaction of the conditions precedent to completion of the acquisition of Sleepwell which are summarised in the Prospectus dated 5 October 2006. Avastra has no reason to believe that the Vendors will not be in a position to satisfy the conditions.

Regards

Eva Liu
Company Secretary

Avastra Ltd ABN 47 094 446 803
Riverside Corporate Park, 11 Julius Ave North Ryde NSW 2113 AUSTRALIA
phone: (61) 2 9888 7184, fax: (61) 2 9889 4895
info@avastra.com www.avastra.com

QIC

YOUR INVESTMENT PARTNER

Facsimile transmission

Date:	30/10/2006		
To:	ASX – Company Announcements		
Company:	ASX		
Fax:			
CC:			
From:	QIC Compliance	**Respond to:**	N/A
Tel:	3360 3812	**Fax:**	
Pages:	3 (including this page)		
Subject:	Substantial Shareholder lodgement for AVS		

Important information

To whom it may concern,

Notice of change of interests of substantial holder for Avastra Ltd dated 25 October 2006 has been re-lodged due to incorrect shares on issue provided by our data providers.

Brad Jones
Senior Compliance Analyst

Head Office
Level 6 Central Plaza Two 66 Eagle Street Brisbane Qld 4000
GPO Box 2242 Brisbane Qld 4001 Australia
Tel 61 7 3360 3800 Fax 61 7 3360 3979
Email qic@qic.com Web www.qic.com
ABN 95 942 373 762

Sydney Office
Level 12 56 Pitt Street Sydney NSW 2000
PO Box R1413 Royal Exchange NSW 1225
Tel 61 2 9347 3300 Fax 61 2 9347 3399
Email qic@qic.com Web www.qic.com
ABN 95 942 373 762

Form 604

Corporations Act 2001
Section 671B

Notice of change of interests of substantial holder

To Company Name / Scheme — Avastra Ltd

ACN/ARSN — ABN 47 094 446 803

1. Details of Substantial Holder (1)

Name — Queensland Investment Corporation
ACN/ARSN (if applicable)

There was a change in the interests of the substantial holder on — 25/10/2006

The previous notice was dated — 17/03/2006

2. Previous and present voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in when last required, and when now required, to give a substantial holding notice to the company or scheme, are as follows:

Class of securities (4)	Previous notice		Present Notice	
	Person's votes	Voting power (5)	Person's votes	Voting power (5)
Ordinary Shares Fully Paid	1,857,138	6.16%	6,882,138	13.34%

3. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest of the substantial holder or an associate in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of change	Person whose relevant interest changed	Nature of change (6)	Consideration given in relation to change (7)	Class and number of securities affected	Person's votes affected
17-MAR-2006	Queensland Investment Corporation	Share Purchase	297,142.08	1,857,138 Ordinary Shares Fully Paid	Queensland Investment Corporation
25-OCT-2006	Queensland Investment Corporation	Share Purchase	1,005,000.00	5,025,000 Ordinary Shares Fully Paid	Queensland Investment Corporation

4. Present relevant interests

Particulars of each relevant interest of the substantial holder in voting securities after the change are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder (8)	Nature of relevant interest (6)	Class and number of securities	Person's votes
Queensland Investment Corporation				6,882,138 Ordinary fully paid shares	13.34%

5. Changes in association

The persons who have become associates (2) of, ceased to be associates of, or have changed the nature of their association (9) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN/ARSN (if applicable)	Nature of association
N/A	

6. Addresses

The addresses of persons named in this form are as follows:

Name	Address
Queensland Investment Corporation	GPO Box 2242, Brisbane QLD 4001

Signature

print name	John Gethin-Jones	**Capacity**	General Manager, Global Equities
Sign Here		**Date**	30/10/2006

Directions

(1) If there are a number of substantial holders with similar or related relevant interests (eg. a corporation and its related corporations, or the manager and trustee of an equity trust), the names could be included in an annexure to the form. If the relevant interests of a group of persons are essentially similar, they may be referred to throughout the form as a specifically named group if the membership of each group, with the names and addresses of members is clearly set out in paragraph 6 of the form.

(2) See the definition of "associate" in section 9 of the Corporations Act 2001.

(3) See the definition of "relevant interest" in sections 608 and 671B(7) of the Corporations Act 2001.

(4) The voting shares of a company constitute one class unless divided into separate classes.

(5) The person's votes divided by the total votes in the body corporate or scheme multiplied by 100.

(6) Include details of:

(a) any relevant agreement or other circumstances because of which the change in relevant interest occurred. If subsection 671B(4) applies, a copy of any document setting out the terms of any relevant agreement, and a statement by the person giving full and accurate details of any contract, scheme or arrangement, must accompany this form, together with a written statement certifying this contract, scheme or arrangement; and

(b) any qualification of the power of a person to exercise, control the exercise of, or influence the exercise of, the voting powers of disposal of the securities to which the relevant interest relates (indicating clearly the particular securities to which the qualification applies).

See the definition of "relevant agreement" in section 9 of the Corporations Act 2001.

(7) Details of the consideration must include any and all benefits, money and other, that any person from whom a relevant interest was acquired has, or may, become entitled to receive in relation to that acquisition. Details must be included even if the benefit is conditional on the happening or not of a contingency. Details must be included of any benefit paid on behalf of the substantial holder or its associate in relation to the acquisitions, even if they are not paid directly to the person from whom the relevant interest was acquired.

(8) If the substantial holder is unable to determine the identity of the person (eg. if the relevant interest arises because of an option) write "unknown".

(9) Give details, if appropriate, of the present association and any change in the association since the last substantial holding notice.

Form 603

Corporations Act 2001
Section 671B

Notice of initial substantial holder

To Company Name / Scheme — Avastra Ltd

ACN/ARSN — ABN 47 094 446 803

1. Details of Substantial Holder (1)

Name — Queensland Investment Corporation
ACN/ARSN (if applicable)

The holder became a substantial holder on — 25/10/2006

2. Details of voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in on the date the substantial holder became a substantial holder are as follows:

Class of securities (4)	Number of securities	Person's votes (5)	Voting power (6)
Ordinary Shares Fully Paid	6,882,138	6,882,138	8.89%

3. Details of relevant interests

The nature of the relevant interest the substantial holder or an associate had in the following voting securities on the date the substantial holder became a substantial holder are as follows:

Holder of relevant interest	Nature of relevant interest (7)	Class and Number of securities.
Queensland Investment Corporation	Registered holder	6,882,138 Ordinary Shares Fully Paid

4. Details of present registered holders

The persons registered as holders of the securities referred to in paragraph 3 above are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder (8)	Class and Number of securities
Queensland Investment Corporation	Queensland Investment Corporation	Queensland Investment Corporation	6,882,138 Ordinary Shares Fully Paid

5. Consideration

The consideration paid for each relevant interest referred to in paragraph 3 above, and acquired in the four months prior to the day that the substantial holder became a substantial holder is as follows:

Holder of relevant interest	Date of acquisition	Consideration (9)		Class and number of securities affected
		Cash	Non-cash	
Queensland Investment Corporation	17/03/2006	297,142.08		1,857,138 Ordinary Shares Fully Paid
Queensland Investment Corporation	25/10/2006	1,005,000.00		5,025,000 Ordinary Shares Fully Paid

6. Associates

The reasons the persons named in paragraph 3 above are associates of the substantial holder are as follows:

Name and ACN/ARSN (if applicable)	Nature of association
N/A	

7. Addresses

The addresses of persons named in this form are as follows:

Name	Address
Queensland Investment Corporation	GPO Box 2242, Brisbane QLD 4001

Signature

print name John Gethin-Jones Capacity General Manager, Global Equities

Sign Here Date 27/10/2006

Directions

(1) If there are a number of substantial holders with similar or related relevant interests (eg. a corporation and its related corporations, or the manager and trustee of an equity trust), the names could be included in an annexure to the form. If the relevant interests of a group of persons are essentially similar, they may be referred to throughout the form as a specifically named group if the membership of each group, with the names and addresses of members is clearly set out in paragraph 7 of the form.

(2) See the definition of "associate" in section 9 of the Corporations Act 2001.

(3) See the definition of "relevant interest" in sections 608 and 671B(7) of the Corporations Act 2001.

(4) The voting shares of a company constitute one class unless divided into separate classes.

(5) The total number of votes attached to all the voting shares in the company or voting interests in the scheme (if any) that the person or an associate has a relevant interest in.

(6) The person's votes divided by the total votes in the body corporate or scheme multiplied by 100.

(7) Include details of:

(a) any relevant agreement or other circumstances by which the relevant interest was acquired. If subsection 671B(4) applies, a copy of any document setting out the terms of any relevant agreement, and a statement by the person giving full and accurate details of any contract, scheme or arrangement, must accompany this form, together with a written statement certifying this contract, scheme or arrangement; and

(b) any qualification of the power of a person to exercise, control the exercise of, or influence the exercise of, the voting powers or disposal of the securities to which the relevant interest relates (indicating clearly the particular securities to which the qualification applies).

See the definition of "relevant agreement" in section 9 of the Corporations Act 2001.

(8) If the substantial holder is unable to determine the identity of the person (eg. if the relevant interest arises because of an option) write "unknown".

(9) Details of the consideration must include any and all benefits, money and other, that any person from whom a relevant interest was acquired has, or may, become entitled to receive in relation to that acquisition. Details must be included even if the benefit is conditional on the happening or not of a contingency. Details must be included of any benefit paid on behalf of the substantial holder or its associate in relation to the acquisitions, even if they are not paid directly to the person from whom the relevant interest was acquired.

Rule 4.7B

Appendix 4C

Quarterly report for entities admitted on the basis of commitments

Name of entity

Avastra Ltd

ABN

47 094 446 803

Quarter ended ("current quarter")

30 September 2006

Consolidated statement of cash flows

Cash flows related to operating activities			Current quarter $A'000	Year to date (3 months) $A'000
1.1	Receipts from customers		-	-
1.2	Payments for	(a) staff costs	(20)	(20)
		(b) consulting fees	(231)	(231)
		(c) legal fees	(91)	(91)
		(d) overseas travel	(23)	(23)
		(e) compliance	(65)	(65)
		(f) other working capital	(102)	(102)
1.3	Dividends received			
1.4	Interest and other items of a similar nature received		47	47
1.5	Interest and other costs of finance paid			
1.6	Income taxes paid			
1.7	Other (provide details if material)			
	(a) Services income		6	6
	Net operating cash flows		(479)	(479)

+ See chapter 19 for defined terms.

		Current quarter $A'000	Year to date (3 months) $A'000
1.8	Net operating cash flows (carried forward)	(479)	(479)
	Cash flows related to investing activities		
1.9	Payment for acquisition of:		
	(a) businesses (item 5)		
	(b) equity investments		
	(c) intellectual property		
	(d) physical non-current assets		
	(e) other non-current assets		
1.10	Proceeds from disposal of:		
	(a) businesses (item 5)		
	(b) equity investments		
	(c) intellectual property		
	(d) physical non-current assets	91	91
	(e) other non-current assets		
1.11	Loans to other entities		
1.12	Loans repaid by other entities		
1.13	Other (provide details if material)		
	Net investing cash flows	91	91
1.14	**Total operating and investing cash flows**	(388)	(388)
	Cash flows related to financing activities		
1.15	Proceeds from issues of shares, options, etc.		
1.16	Proceeds from sale of forfeited shares		
1.17	Proceeds from borrowings		
1.18	Repayment of borrowings		
1.19	Dividends paid		
1.20	Other (provide details if material)		
	Net financing cash flows		
	Net increase (decrease) in cash held	(388)	(388)
1.21	Cash at beginning of quarter/year to date	3,746	3,746
1.22	Exchange rate adjustments to item 1.20		
1.23	**Cash at end of quarter**	3,358	3,358

+ See chapter 19 for defined terms.

Payments to directors of the entity and associates of the directors
Payments to related entities of the entity and associates of the related entities

		Current quarter $A'000
1.24	Aggregate amount of payments to the parties included in item 1.2	126
1.25	Aggregate amount of loans to the parties included in item 1.11	

1.26 Explanation necessary for an understanding of the transactions

Payment of directors fees, salaries and superannuation in the normal course of business. Consulting fees associated with refocusing the business.

Non-cash financing and investing activities

2.1 Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows

2.2 Details of outlays made by other entities to establish or increase their share in businesses in which the reporting entity has an interest

Financing facilities available

Add notes as necessary for an understanding of the position. (See AASB 1026 paragraph 12.2).

		Amount available $A'000	Amount used $A'000
3.1	Loan facilities		
3.2	Credit standby arrangements		

Reconciliation of cash

Reconciliation of cash at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.		Current quarter $A'000	Previous quarter $A'000
4.1	Cash on hand and at bank	58	196
4.2	Deposits at call		
4.3	Bank overdraft		
4.4	Term Deposits	3,300	3,550
	Total: cash at end of quarter (item 1.23)	3,358	3,746

Acquisitions and disposals of business entities

		Acquisitions *(Item 1.9(a))*	Disposals *(Item 1.10(a))*
5.1	Name of entity	N/A	N/A
5.2	Place of incorporation or registration		
5.3	Consideration for acquisition or disposal		
5.4	Total net assets		
5.5	Nature of business		

Compliance statement

1 This statement has been prepared under accounting policies which comply with accounting standards as defined in the Corporations Act (except to the extent that information is not required because of note 2) or other standards acceptable to ASX.

2 This statement does give a true and fair view of the matters disclosed.

Sign here: .... Date: 27 October 2006
(Director)

Print name: Guy Aird

Notes

1. The quarterly report provides a basis for informing the market how the entity's activities have been financed for the past quarter and the effect on its cash position. An entity wanting to disclose additional information is encouraged to do so, in a note or notes attached to this report.

2. The definitions in, and provisions of, *AASB 1026: Statement of Cash Flows* apply to this report except for the paragraphs of the Standard set out below.

   - 6.2 - reconciliation of cash flows arising from operating activities to operating profit or loss
   - 9.2 - itemised disclosure relating to acquisitions
   - 9.4 - itemised disclosure relating to disposals
   - 12.1(a) - policy for classification of cash items
   - 12.3 - disclosure of restrictions on use of cash
   - 13.1 - comparative information

3. **Accounting Standards.** ASX will accept, for example, the use of International Accounting Standards for foreign entities. If the standards used do not address a topic, the Australian standard on that topic (if any) must be complied with.

+ See chapter 19 for defined terms.

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B - Amendment

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

AVASTRA LTD

ABN

47 094 446 803

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Fully Paid
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	19,000,000 under Placement Offer Approximately 25,794,031 under Entitlement Offer **2,000,000 Exercise of Directors' Options**
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes.
5	Issue price or consideration	20 cents per New Share Nil Consideration for Directors' shares
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Net proceeds of the Issue will be used to finance acquisitions in accordance with Shareholder approved strategy of repositioning the Company as a global leader in the sleep diagnostics sector through a series of acquisitions of profitable sleep centres in the USA.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	Placement Offer – 25 October 2006 Entitlement Offer – 22 November 2006 Directors' Shares – 06 October 2006

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	**77,382,092**	Ordinary Shares

+ See chapter 19 for defined terms.

9 Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
750,000	Options exercisable at $0.25, expiring on 26 October, 2008
1,250,000	Options exercisable at $0.40 cents, expiring on 26 October, 2008
155,000	Staff options exercisable at $0.20, expiring on 2 October 2008
1,513,506 – Series 1	Options exercisable at $2.30, expiring on 27 October 2006
320,000 – Series 3	Options exercisable at $1.00, expiring on 21 January 2008

10 Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)

N/A

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	Shareholder approval not required
12	Is the issue renounceable or non-renounceable?	Non-renounceable
13	Ratio in which the +securities will be offered	1 New Share for every 2 held
14	+Class of +securities to which the offer relates	Ordinary Shares

+ See chapter 19 for defined terms.

15	+Record date to determine entitlements	26 October 2006
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	N/A
17	Policy for deciding entitlements in relation to fractions	Fractions must be rounded up.
18	Names of countries in which the entity has +security holders who will **not** be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	Malaysia Papua New Guinea United States Great Britain
19	Closing date for receipt of acceptances or renunciations	5:00 pm Sydney time 14 November 2006
20	Names of any underwriters	N/A
21	Amount of any underwriting fee or commission	N/A
22	Names of any brokers to the issue	None at present – the company may retain brokers to manage the Entitlement issue
23	Fee or commission payable to the broker to the issue	Not more than 5.4% of Entitlement Issue

+ See chapter 19 for defined terms.

24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	N/A
25	If the issue is contingent on +security holders' approval, the date of the meeting	N/A
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	30 October 2006 for Entitlement Offer
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	17 October 2006
28	Date rights trading will begin (if applicable)	N/A
29	Date rights trading will end (if applicable)	N/A
30	How do +security holders sell their entitlements *in full* through a broker?	N/A
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	N/A

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	N/A
33	+Despatch date	22 November 2006

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) [√] Securities described in Part 1

(b) [ ] All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 [ ] If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 [ ] If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 [ ] A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	N/A
39	Class of +securities for which quotation is sought	N/A
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	N/A
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	N/A

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

  - An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

    Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

  - Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

  - We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

  - If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... (Company secretary)

Date: 06 October 2006

Print name: Eva Liu

AVASTRA

A.C.N. 094 446 803

NOTICE OF ANNUAL GENERAL MEETING

TIME & DATE:
10:30AM, 22 November 2006

LOCATION:
Morgans @ 401
Mezzaine Level
401 Collins Street
Melbourne VIC 3000

Notice of Annual General Meeting

Notice is hereby given that the sixth Annual General Meeting of Avastra Ltd will be held at 10:30am on Wednesday 22 November 2006 at Morgans @ 401, Mezzanine Level, 401 Collins Street, Melbourne VIC 3000.

AGENDA:

Open

Chairman's Address

Ordinary Business:

To consider and if thought fit pass the following as ordinary resolutions:

1. Financial Statements and Reports

To receive, consider and adopt the Annual Financial Report, Directors' Report and Auditors Report for the year ended 30 June 2006.

2. Adoption of the Remuneration report

That the Remuneration Report, included in the Directors Report for the year ended 30 June 2006 be adopted.

3. Re-election of Mr Guy Aird as Company Director

That Mr Guy Aird, who was appointed as a Director as an addition to the existing Directors on 15 December 2005, being eligible for re-election, seeks re-election in accordance with Article 55 of the Company's Constitution, be and is hereby re-elected as a Director of the Company.

4. Re-election of Mr Michael Dalsin as Company Director

That Mr Michael Dalsin, who was appointed as a Director as an addition to the existing Directors on 27 October 2005, being eligible for re-election, seeks re-election in accordance with Article 55 of the Company's Constitution, be and is hereby re-elected as a Director of the Company.

5. Re-election of Mr Roger Greene as Company Director

That Mr Roger Greene, who was appointed as a Director as an addition to the existing Directors on 27 October 2005, being eligible for re-election, seeks re-election in accordance with Article 55 of the Company's Constitution, be and is hereby re-elected as a Director of the Company.

6. Re-election of Dr George Steinfels as Company Director

That Dr George Steinfels, who was appointed as a Director as an addition to the existing Directors on 13 April 2006, being eligible for re-election, seeks re-election in accordance with Article 55 of the Company's Constitution, be and is hereby re-elected as a Director of the Company.

7. Re-election of Mr Gregory Fagan as Company Director

That Mr Gregory Fagan, who being a director who retires at the meeting in accordance with Article 57 of the Company's Constitution and being eligible for re-election, be and is hereby re-elected as a Director of the Company.

8. Appointment of Mr Ian Sandford as Company Director

That Mr Ian Campbell Sandford be and is hereby appointed as a Director of the Company.

9. Appointment of Mr Geoffrey Garside as Company Director

That Mr Geoffrey Stuart Garside be and is hereby appointed as a Director of the Company.

10. Approval under Listing Rule 7.4 of previous issues of securities

In accordance with Australian Stock Exchange Listing Rule 7.4, to ratify the issues of securities by the Company detailed in the following table:

Date	Issued To	Number of Securities Issued	Terms of Securities	Price Securities Issued	Gross Amount Raised ($)
25/10/06	See Explanatory Memorandum	4,500,000	See Explanatory Memorandum	$0.20	$900,000.00
24/01/06	Dr Matthew Harris	200,000	See Explanatory Memorandum	$0.00	$0.00

Voting exclusion

The Company will disregard any votes cast on this Resolution by a person who participated in the issues or any associate of such a person. However, the Company need not disregard a vote if it is cast by the person as proxy for a person who is entitled to vote, in accordance with directions on the Proxy Form or it is cast by a person who is chairing the meeting as a proxy for a person who is entitled to vote, in accordance with a direction on the Proxy Form to vote as the proxy decides.

11. Issue of shares to Mr Ian Sandford

That, subject to the passing of Resolution 8, for the purposes of Listing Rule 10.11 and for all other purposes, shareholders approve the issue and allotment of 100,000 ordinary shares to Mr Ian Sandford for cash consideration of $0.20 per share.

If approval is granted pursuant to Listing Rule 10.11, it is not necessary to also obtain approval pursuant to Listing Rule 7.1

Voting exclusion

The Company will disregard any votes cast on this Resolution by Mr Ian Sandford or his associates. However, the Company need not disregard a vote if it is cast by the person as proxy for a person who is entitled to vote, in accordance with directions on the Proxy Form or it is cast by a person who is chairing the meeting as a proxy for a person who is entitled to vote, in accordance with a direction on the Proxy Form to vote as the proxy decides.

12. Issue of shares to Mr Geoff Garside

That, subject to the passing of Resolution 9, for the purposes of Listing Rule 10.11 and for all other purposes, shareholders approve the issue and allotment of 100,000 ordinary shares to Mr Geoff Garside for cash consideration of $0.20 per share.

If approval is granted pursuant to Listing Rule 10.11, it is not necessary to also obtain approval pursuant to Listing Rule 7.1

Voting exclusion

The Company will disregard any votes cast on this Resolution by Mr Geoff Garside or his associates. However, the Company need not disregard a vote if it is cast by the person as proxy for a person who is

entitled to vote, in accordance with directions on the Proxy Form or it is cast by a person who is chairing the meeting as a proxy for a person who is entitled to vote, in accordance with a direction on the Proxy Form to vote as the proxy decides.

13. Issue of shares to Mr Guy Aird

That, subject to the passing of Resolution 3, for the purposes of Listing Rule 10.11 and for all other purposes, shareholders approve the issue and allotment of 100,000 ordinary shares to Mr Guy Aird for cash consideration of $0.20 per share.

If approval is granted pursuant to Listing Rule 10.11, it is not necessary to also obtain approval pursuant to Listing Rule 7.1

Voting exclusion

The Company will disregard any votes cast on this Resolution by Mr Guy Aird or his associates. However, the Company need not disregard a vote if it is cast by the person as proxy for a person who is entitled to vote, in accordance with directions on the Proxy Form or it is cast by a person who is chairing the meeting as a proxy for a person who is entitled to vote, in accordance with a direction on the Proxy Form to vote as the proxy decides.

14. Other Business

To transact any other business which may lawfully be brought forward.

By Order of the Board



Eva Liu
Company Secretary
24 October 2006

Proxies:

A member entitled to attend and vote may appoint not more than 2 proxies. Where more than one proxy is appointed, each proxy must be appointed to represent a specified proportion of the member's voting rights.

Forms to appoint proxies must be lodged at the Registered Office of the Company not less than 48 hours before the time of the meeting at the Registered Office of the Company (Riverside Life Sciences Centre, 11 Julius Avenue North Ryde NSW 2113 Fax:02 9889 4895).

A proxy form is attached.

Voting Entitlements:

For the purposes of the meeting, shares will be taken to be held by the persons who are registered holders at 10:30 am on Wednesday, 22 November 2006. Accordingly, transactions registered after that time will be disregarded in determining entitlements to attend and vote at the meeting.

Explanatory Memorandum

This explanatory statement has been prepared to assist members in understanding the business to be put to members at the Annual General Meeting and forms part of the notice of meeting.

1. Financial statements and member questions

The Financial Report, Directors' Report and Auditor's Report for the Company for the year ended 30 June 2006 will be laid before the meeting. There is no requirement for members to approve those reports. However, the Chairman will allow a reasonable opportunity for members to ask questions or make comments about those reports. Members will also be given a reasonable opportunity to ask the auditor questions about the conduct of the audit and the preparation and content of the Auditor's Report.

2. The Remuneration Report

In accordance with Section 250R(2) of the Corporations Act, the Company submits to Shareholders for consideration and adoption of the Remuneration Report.

The Remuneration Report sets out the Company's remuneration requirements for the Managing Director/CEO, executives and non-executive directors. A reasonable opportunity will be provided for discussion of the Remuneration Report at the meeting.

Please note that the vote on Resolution 2 is advisory only and does not bind the Company or its directors.

The Directors recommend that Shareholders vote in favour of this resolution. The Chairman will vote any undirected proxy votes in favour of this resolution.

3. Re-election of Mr Guy Aird as Company Director

Mr Guy Aird was elected by the Board on 15 December 2005. The Company's constitution requires that a director appointed by the board retire at the next AGM. Mr Aird is eligible and offers himself for re-election.

Mr Aird's profile can be found on page 3 of the Annual Report accompanying this notice. The Directors recommend that Shareholders vote in favour of this resolution. The Chairman will vote any undirected proxy votes in favour of this resolution.

4. Re-election of Mr Michael Dalsin as Company Director

Mr Michael Dalsin was elected by the Board on 27 October 2005. The Company's constitution requires that a director appointed by the board retire at the next AGM. Mr Dalsin is eligible and offers himself for re-election.

Mr Dalsin's profile can be found on page 3 of the Annual Report accompanying this notice. The Directors recommend that Shareholders vote in favour of this resolution. The Chairman will vote any undirected proxy votes in favour of this resolution.

5. Re-election of Mr Roger Greene as Company Director

Mr Roger Greene was elected by the Board on 27 October 2005. The Company's constitution requires that a director appointed by the board retire at the next AGM. Mr Greene is eligible and offers himself for re-election.

Mr Greene's profile can be found on page 3 of the Annual Report accompanying this notice. The Directors recommend that Shareholders vote in favour of this resolution. The Chairman will vote any undirected proxy votes in favour of this resolution.

6. Re-election of Dr George Steinfels as Company Director

Dr George Steinfels was elected by the Board on 13 April 2006. The Company's constitution requires that a director appointed by the board retire at the next AGM. Dr Steinfels is eligible and offers himself for re-election.

Dr Steinfel's profile can be found on page 4 of the Annual Report accompanying this notice. The Directors recommend that Shareholders vote in favour of this resolution. The Chairman will vote any undirected proxy votes in favour of this resolution.

7. Re-election of Mr Gregory Fagan as Company Director

Mr. Greg Fagan, the Chairman, retires by rotation in accordance with the Constitution. He is eligible and offers himself for re-election.

Mr Fagan's profile can be found on page 3 of the Annual Report enclosed with this notice. The Directors recommend that Shareholders vote in favour of this resolution. The Chairman will vote any undirected proxy votes in favour of this resolution.

8. Appointment of Mr Ian Sandford as Director

Article 58 of the Constitution enables a member with 5% of the votes or more, or 50 members or more, to nominate a person for election as director of the Company. The Company received a nomination notice within the required period nominating Mr Ian Sandford.

Mr Sandford is experienced in Board leadership, public company directorship, strategy formulation and strategic management, development capital, process engineering. He has 25 years experience in corporate development and management, being a self-employed management consultant for 15 years (1988 - 2003). He was a chemical engineer with Shell Chemical Australia and GHD Engineers, and a corporate executive with Barossa Co-operative Winery Limited (Kaiser Stuhl), Cudgen RZ Limited and AIDC.

Mr Sandford has over 15 years experience as a company director and is currently chairman of both Xenome Limited and Braintree Communication Pty Ltd and a director of ASX listed company Maryborough Sugar Factory.

He is on the strategy advisory committee of Imaginot Pty Ltd. He has previously been an independent non-executive director of Norco Co-Operative Limited, Burnett Valley Group of companies, and Panbio Limited (and chairman for the last 5 years, including for the IPO).

Mr Sandford's appointment will take immediate effect after this meeting should Shareholders elect him as a director of the Company. The Directors recommend that Shareholders vote in favour of this resolution. The Chairman will vote any undirected proxy votes in favour of this resolution.

9. Appointment of Mr Geoffrey Garside

Article 58 of the Constitution enables a member with 5% of the votes or more, or 50 members or more, to nominate a person for election as director of the Company. The Company received a nomination notice within the required period nominating Mr Garside.

Mr Garside has a wealth of experience gained in Accounting, Corporate Finance, Treasury Risk Management, Company Secretarial and Administrative roles over a 30-year career.

He has been employed with blue chip international corporations including Amcor Limited, Pfizer Corporation Inc. and the Dalgety Group. Mr Garside also has considerable management consulting experience, having advised numerous large Australian corporations and Government departments and agencies on finance and corporate treasury matters and was instrumental in gaining licensing under the new Financial Services Regulations. He has represented professional associations and is a FCPA, FCIS, and FAICD and is a past National President of the Australian Society of Corporate Treasurers.

More recently Mr Garside was Chief Financial Officer of ASX listed IT Group, Sonnet Corporation (SNN) where he successfully implemented AIFRS simultaneously while managing a major industry acquisition. He has held non-executive Director Positions with several organisations.

Mr Garside's appointment will take immediate effect after this meeting should Shareholders elect him as a director of the Company. The Directors recommend that Shareholders vote in favour of this resolution. The Chairman will vote any undirected proxy votes in favour of this resolution.

10. Approval under Listing Rule 7.4 of previous issues of securities

If the issues of shares described in the table in the Notice of Meeting under Resolution 10 are approved by shareholders in accordance with the proposed resolution, those share issues will be treated as having been made with approval of shareholders for the purpose of ASX Listing Rule 7.1.

The result of this approval would be that the Directors will be entitled to exercise in appropriate circumstances the power to issue further new shares, numbering in aggregate up to 15% of the shares currently on issue in a twelve month period, without offering them pro rata to existing shareholders or obtaining prior approval of existing shareholders.

On 17 January 2006, 200,000 ordinary shares were issued for no cash consideration as an incentive to a senior manager, Dr Matthew Harris, who was and is not a director.

On 25 October 2006 the Company expects to issue up to 4,500,000 ordinary shares at $0.20 per share to primarily sophisticated and institutional investors who have received a personal invitation to invest in the Company in accordance with the Company's Prospectus dated 5 October 2006. This issue is expected to have taken place before the annual general meeting is held. Funds raised will be used to carry out the Company's stated objectives of focussing on the field of sleep diagnostics and acquiring multiple sleep centres in the United States.

The Directors recommend that Shareholders vote in favour of this resolution. The Chairman will vote any undirected proxy votes in favour of this resolution.

11, 12 and 13 - Proposed issues of shares to a director and two proposed directors

One of the directors (Mr Guy Aird) and two proposed directors (Mr Ian Sandford and Mr Geoff Garside) wished to subscribe for shares as part of the recent placement of shares under the Company's prospectus dated 5 October 2005, but were not able to do so as shareholder approval is required for issues to related parties. They therefore committed to subscribe for the shares described below, subject to shareholder approval.

The Company therefore seeks approval to issue 100,000 shares to Mr Guy Aird (a current director), 100,000 shares to Ian Sandford (a proposed director) and 100,000 shares to Geoff Garside (a proposed director) for cash consideration paid by them of $0.20 per share. The shares will be issued within one (1) month of the AGM. The cash consideration payable is on arm's length terms as it is the same cash issue price as under the placement and entitlements offers made under the Company's prospectus dated 5 October 2006.

The maximum amount which the Company may receive from the subscription of these shares (if all the share issues are approved by shareholders) is $60,000 in aggregate or $20,000 each. The Company intends to use any funds raised from the issue of these shares for general working capital purposes.

Each of resolutions 11, 12 and 13 seeks shareholder approval pursuant to Listing Rule 10.11.

The Directors (other than Mr Aird, who has an interest in the resolution) recommend that Shareholders vote in favour of this resolution. The Chairman will vote any undirected proxy votes in favour of this resolution.

AVASTRA

Avastra Ltd

A.C.N. 094 446 803

ANNUAL GENERAL MEETING
APPOINTMENT OF PROXY

Proxy

Appointment of proxy for the Annual General Meeting to be held on 22 November 2006 and any adjournment thereof.

I/We ....

Of ....

....

....

a member/members of Avastra Ltd,
want the chairman of the meeting to be my/our proxy [ ]
OR
I want the person I have named below to be my/our proxy [ ]

Surname: *Initials:*

Their address:

or failing the person named, or if no person is appointed, I/we want the chairman of the meeting to vote in accordance with the direction given on this form. If no direction is given, the proxy may vote as he or she sees fit.

SIGNATURE: .... DATE: ....

This proxy must be signed by the member or the member's Attorney, or, if a corporation, by a duly authorised officer and under common seal if required by its Constitution.

I want my proxy to vote

Ordinary Resolutions	For	Against	Abstain
Resolution 2 – Adoption of Remuneration Report	☐	☐	☐
Resolution 3 – Re-election of Guy Aird	☐	☐	☐
Resolution 4 – Re-election of Michael Dalsin	☐	☐	☐
Resolution 5 – Re-election of Roger Greene	☐	☐	☐
Resolution 6 – Re-election of George Steinfels	☐	☐	☐
Resolution 7 – Re-election of Greg Fagan	☐	☐	☐
Resolution 8 –Appointment of Ian Sandford	☐	☐	☐
Resolution 9 – Appointment of Geoff Garside	☐	☐	☐
Resolution 10 – Ratification of previous issues of securities	☐	☐	☐
Resolution 11 – Issue of Shares to Ian Sandford	☐	☐	☐
Resolution 12 – Issue of Shares to Geoff Garside	☐	☐	☐
Resolution 13 – Issue of Shares to Guy Aird	☐	☐	☐

Signed: Individual Holder/Director

Signed: Joint holder/Director/Company Secretary

AVASTRA

Proxies

1. A member entitled to attend and vote may appoint not more than 2 proxies. Where more than one proxy is appointed, each proxy must be appointed to represent a specified proportion of the member's voting rights.

2. Forms to appoint proxies must be lodged at the Registered Office of the Company not less than 48 hours before the time of the meeting at the Registered Office of the Company:

   Post to: Avastra Ltd,
   Riverside Life Sciences Centre
   11 Julius Avenue
   North Ryde NSW 2113

   Fax: 02 9889 4895

   A proxy need not be a member of the Company.

3. In the case of a corporation, the appointment must be signed by a duly authorised officer or under its common seal if required by the constitution of the corporation. If the appointment is made by power of attorney, that power of attorney must be forwarded with the proxy or proof thereof given to the satisfaction of the Board.

Questions

Questions to the auditor or the board may be provided to the Registered Office of the Company by post, fax or email.

By Mail: Avastra Ltd
Riverside Life Sciences Centre
11 Julius Avenue
North Ryde NSW 2113

Fax: 02 9889 4895

Email: eliu@avastra.com

BY ORDER OF THE BOARD

Eva Liu
Company Secretary

Dated this 24 day of October 2006

AVASTRA

Annual Report

30 June 2006

AVASTRA LTD
ABN 47 094 446 803

TABLE OF CONTENTS

Directors

Mr Gregory Fagan (Chairman)
Mr Guy Aird (Non Executive Director) (Appointed 15 December 2005)
Mr Roger Greene (Non Executive Director) (Appointed 27 October 2005)
Mr Michael Dalsin (Non Executive Director) (Appointed 27 October 2005)
Dr. George Steinfels (Non Executive Director) (Appointed 13 April 2006)
Mr Alan Thompson (Resigned 4 April 2006)
Mr Paul Ralph (Resigned 16 December 2005)

Company Secretary

Miss Eva Liu

Registered Office

Riverside Life Sciences Centre
11 Julius Avenue
North Ryde NSW 2113

Auditors

William Buck (NSW) Pty Limited
Level 24,
201 Elizabeth Street
Sydney NSW 2000

Lawyers

Clayton Utz
Level 28 Riparian Plaza
71 Eagle Street
Brisbane QLD 4000

Share Registry

Computershare Investor Services Pty Limited
Level 3, 60 Carrington Street
Sydney NSW 2000
Telephone: 61 2 8234 5000

Web-site

www.avastra.com

Contact Information

Telephone: +61 2 9888 7184
Fax: +61 2 9889 8945
info@avastra.com

Dear Shareholder,

The FY06 fiscal year has been one of great transition for Avastra. The Company abandoned its clinical trial in September last year following recommendation from an independent expert panel review. The corollary of the panel's decision meant that many more years of research and development would be required for the BioWeld® technology to reach commercialisation.

This outcome set in motion a number of changes that were necessary to minimise the Company's operational expenses and included the redundancy of many research staff. Separately, the former Managing Director resigned, and the Board was reconstituted. What also followed was a great deal of introspection and review of the Company's operations and strategies going forward.

The Board took the view that whilst the Company achieved Proof of Concept with the BioWeld® technology and we obtained some encouraging results, they were not significant enough to encourage directors to pursue the technology to a commercial outcome.

Your Board was cognisant that the Company's share price, market capitalisation and cash reserves were at low ebb, and immediately took steps to find an alternative strategy to boost its market capitalisation and prospects. With that in mind, the Company enlisted the help of Corporate Advisors Stanmore Capital Partners/Montgomery Pacific Group. Stanmore Capital and Montgomery Pacific are boutique investment banking firms that specialises in assisting Australian public life sciences companies with funding and strategies to increase shareholder wealth and sustain growth. Two of the principals of Stanmore Capital, Messrs Roger Greene and Michael Dalsin, were also appointed to the Board in October 2005.

The Advisors identified at least three industries within the life sciences sector that offered Avastra the potential to acquire some cash flow and alleviate the Company's funding pressures. In their analysis, the advisors presented to the Board that sleep diagnostic market in North America represented the best alternative, and has since then developed detailed strategies and business plans on how best for Avastra to achieve becoming a national market leader in this industry.

Since the appointment of Montgomery Pacific/Stanmore Capital in October, we have seen the share price rise from a low of 12.5 cents a year ago to 28 cents at the time of writing. The Board and I have been committed to re-establishing shareholder value in this company, and we will continue to pursue profitable business making opportunities within the current corporate direction.

An encouraging sign that the Company is heading down the right path was evident when Shareholders overwhelmingly approved this change in nature of the Company at an Extraordinary General Meeting (EGM) on 29 August. It is therefore with great excitement and anticipation that Avastra can now move forward on these plans. Most importantly, we thank our Shareholders for being patient during this difficult and sometimes frustrating transition period and we are confident that we can report much more positive results next year.

Yours faithfully,

Greg Fagan
Chairman
15th September 2006

In accordance with the Corporations Act 2001, the Directors of Avastra Ltd ("the Company") submit their report together with the accounts for the Company for the year ended 30 June 2006.

Company Officers' Qualification and Experience

The names and details of the Company's officers, in office during or since the end of the financial year are:

Name	Qualifications, experience and special responsibilities
Mr Gregory Fagan BEc, Dip Fin Planning, CFP, ASIA (Chairman)	Mr. Fagan is a non-executive director. He is an economics graduate from La Trobe University and has a diploma in Applied Finance and Investment. He has been involved in the investment industry for more than 16 years and specialises in investment and taxation advice for high net worth individuals. Mr Fagan is the Managing Director of FMD Financial Pty Ltd (superannuation financial services advisory group). He has previous experience in the Funds Management industry. **Other current directorships**: Independent Non-Executive Director of St. Andrews Finance Limited.
Mr Roger Greene AB Econs, Harvard College, magna cum laude, phi beta kappa; JD Harvard Law School, cum laude (Non Executive Director) *Appointed 28 October 2005*	Mr. Greene worked with the various funds in the Robert M. Bass Group in Texas as a principal and as general counsel. He participated in a number of their opportunity funds, including Brazos Fund, which purchased $2 billion in assets in the US and Canada, and Lone Star Fund, which has acquired and managed several billions of dollars in assets in North America, Asia and Europe. For Brazos, Mr. Greene was responsible for negotiations on a $300 million purchase of assets from a thrift in Canada, an acquisition of assets of over $100 million that resulted from the merger of two insurance companies, and the securitization of hundreds of millions of dollars of mortgage loans. **Other current directorships:** Independent Non-Executive Director of Resonance Health Limited.
Mr Guy Aird Dip Val RMIT ASIA (Non Executive Director) *Appointed 15 December 2005*	Mr Aird is a non-executive director and brings to Avastra expertise in corporate finance. He has been in the investment industry for over 20 years mainly involving equity advisory roles with various private client stockbroking firms. He is a partner in a Melbourne boutique firm Domain Capital who specialise in Corporate Advisory & Equity Capital Market operations. **Other current directorships:** Independent Non-Executive Director of Resonance Health Limited.
Mr Michael Dalsin BSc Mathematical Economics (Non Executive Director) *Appointed 28 October 2005*	Mr. Dalsin has worked in international investment banking and deal-making for investments by Morgan Stanley Managing Director's funds in London, Hong Kong and New York. He was as a lead banker and negotiator for small and medium market ($US15M to $US50M) international acquisitions for both American and English companies. He participated as a key sales person in institutional fundraising for a number of international (micro-capitalization) companies with placements of $US5M to $US10M. He has experience in securing cash flow debt and term debt for small to medium companies and has practice in high yield and convertible debt for the purposes of acquisition. **Other current directorships:** Independent Non-Executive Director of Resonance Health Limited.

Dr George Steinfels Ph.D Pharmacology, MBA, Management & Finance, Wharton School of Business (Non-Exec Director) ***Appointed 13 April 2006***	Dr Steinfels has over 25 years experience in the pharmaceutical industry and is currently the Chief Business Officer and Senior Vice President Clinical Development at Rexahn Pharmaceuticals, Inc. He has extensive operational experience in multinational companies that included development of strategic plans to rapidly grow business units through acquisition of existing providers in the targeted services. He further has experience in managing a US$12 million research budget with 45 research scientists, and developed preclinical and clinical development strategies for over 50 new chemical entities and products in therapeutic areas that include sleep disorders, neurodegenerative disorders, anxiety/depression, schizophrenia and pain.
Mr Paul Ralph BA (Managing Director) ***Resigned 16 Dec 2005***	Mr Ralph has more than 22 years experience in financial markets. He previously worked as a corporate advisor principally in the biotechnology sector. He has a Degree in Pure and Applied Mathematics (Uni. Of Sydney), is the Chairman of Diakyne Pty Ltd (bioscience/diagnostics) and Executive Director of Colorado Investments Pty Ltd (corporate advisory). Mr Ralph founded Avastra Ltd in September 2000 to commercialise the BioWeld® technology.
Mr Alan Thompson BSc (Non-Executive Director) ***Resigned 4 April 2006***	Mr Thompson has more than 30 years experience in the pharmaceutical industry. Most recently (1999-2003), as Worldwide Vice President at Johnson & Johnson's Head Office in the USA, he was responsible for the commercial evaluation of product potential and the direction of business strategy as well as a member of the Board of Ortho-McNeil Pharmaceuticals. Previously accountable for businesses in Asia-Pacific (1991-1993 & 1997-1998), Mr Thompson was Managing Director of Sandoz Pharma in Australia and New Zealand (1993-1997).
Miss Eva Liu BBus. Banking & Finance (Company Secretary)	Miss Liu is the Company Secretary. She has a strong background in banking and finance, and has worked as a Commercial Officer for the British Trade and Cultural Office in Taipei. Miss Liu has extensive journalistic experience.

Principal Activities

The Board discontinued the clinical trial of its BioWeld® Tube following the recommendations of an independent expert panel in September 2005. The principal activity of the Company during the balance of the financial year was researching opportunities in the medical services and medical device business that resulted in a proposal to enter into the sleep dysfunction market in North America. Shareholders overwhelmingly approved this proposal at an extraordinary general meeting on 29 August 2006.

Operating Results

The net operating loss for the year after providing for income tax was $3,000,218 (2005: Loss of $1,559,819). Given the change in the nature of the company's business outlined above the company wrote off its investment in licences and patents amounting to $680,004 and recorded an impairment write down on its remaining fixed assets of $54,334.

Dividends

The directors of the Company recommend that no dividend be paid in respect of the year ended 30 June 2006 (2005: nil).

Significant Changes in the State of Affairs

As outlined under principal activities above, the company discontinued the BioWeld® business in September 2005 following difficulties in a clinical trial. The company with the support of its shareholders in an extraordinary general meeting on 29 August 2006 is repositioned to enter the sleep dysfunction market in North America.

There were no other significant changes in the state of affairs during the year.

Matters Subsequent to the End of the Financial Year

Shareholders, at the extraordinary general meeting on 29 August 2006 the shareholders, passed a resolution to move the business into the sleep diagnostic centre business.

To enable the company to fund the acquisition of businesses in this market the shareholders approved the issue of a further 12 million shares of $0.20 each and 2,500,000 shares to the New Millennium Fund Pty Ltd, a pooled development fund associated with certain directors of the company.

Other than as outlined above there was no matter or circumstance since 30 June 2006 that has significantly affected, or may significantly affect the entity's operations in future financial years, the results of those operations in future financial years, or the entity's state of affairs in future financial years.

Likely developments and expected results of operations

Information on likely developments in the entity's operations and the expected results of operations, other than outlined above, have not been included in this report because the directors believe it would be likely to result in unreasonable prejudice to the company.

Environmental regulation

The company is not subject to significant environmental regulation.

Meetings of Directors

There were 22 meetings of the Board during the year ended 30 June 2006 Information concerning the terms of appointment of all Directors who served during the year, the number of Board meetings each was eligible to attend and the number attended follows.

	Date of Appointment	Date of Resignation	Meetings eligible	Meetings attended
Mr Gregory Fagan	12/09/00	-	22	21
Mr Michael Dalsin	27/10/05	-	16	16
Mr Roger Greene	27/10/05	-	16	16
Mr Guy Aird	15/12/05	-	12	12
Dr George Steinfels	13/04/06	-	5	5
Mr Paul Ralph	12/09/00	16/12/05	9	8
Mr Alan Thompson	03/07/03	04/04/06	16	15

Remuneration report

The remuneration report is set out under the following main headings:

A Principles used to determine the nature and amount of remuneration
B Details of remuneration
C Service agreements
D Share-based compensation

The information provided under headings A-D includes remuneration disclosures that are required under Accounting Standard AASB 124 *Related Party Disclosures*. These disclosures have been transferred from the financial report and have been audited. The disclosures in section E are additional disclosures required by the *Corporations Act 2001* and the *Corporations Regulations 2001* which have not been audited.

A Principles used to determine the nature and amount of remuneration

The objective of the Company's executive reward framework is to ensure reward for performance is competitive and appropriate for the results delivered. The framework aligns executive reward with achievement of strategic objectives and the creation of value for shareholders, and conforms with market best practice for delivery of reward. The Board ensures that executive reward satisfies the following key criteria for good reward governance practices:

- competitiveness and reasonableness
- acceptability to shareholders
- Transparency
- appropriate to attract and retain high calibre executives
- Rewards capability and experience
- Provides a clear structure for earning rewards
- Provides recognition for contribution.

The framework provides a mix of fixed and variable pay.

Non-executive directors

Fees and payments to non-executive directors reflect the demands which are made on, and the responsibilities of, the directors. Non-executive directors' fees and payments are reviewed annually by the Board. The Chairman's fees are determined independently to the fees of non-executive directors based on comparative roles in the external market. The Chairman is not present at any discussions relating to determination of his own remuneration. Non-executive directors do not receive share options under an incentive scheme.

Directors' fees

The current base remuneration was last reviewed with effect from 1 July 2005. The Chairman's and Director's remuneration is inclusive of committee fees.

Non-executive directors' fees are determined within an aggregate directors' fee pool limit, which is periodically recommended for approval by shareholders. The pool limit currently stands at $250,000.

Retirement allowances for directors

There are no retirement allowances for directors.

Executive pay

The executive pay and reward framework has two components:

- Base pay and benefits
- short-term performance incentives (paid as a bonus which may be cash or shares)

The combination of these comprises the executive's total remuneration.

Remuneration report (Continued)

Base pay
Structured as a total employment cost package which may be delivered as a combination of cash and prescribed benefits including superannuation.

Executives are offered a competitive base pay that comprises the fixed component of pay and rewards. Base pay for senior executives is reviewed annually to ensure the executive's pay is competitive within the market.

Benefits
There are no executive benefits for Australian employees, other than superannuation. Company employees in the USA receive benefits including insurance, contribution to pension scheme and to health insurance at a level which is consistent with benefits provided to employees in US biotechnology companies of similar size.

Retirement benefits
There are no retirement benefits other than superannuation.

Short-term incentives
Each year, the audit and remuneration committee considers the appropriate targets and key performance indicators (KPIs) to link the short term incentive (STI) plan and the level of payout if targets are met.

The audit and remuneration committee is responsible for assessing whether the KPIs are met. To help make this assessment, the committee receives detailed reports on performance from management.

The short-term bonus payments are set in line with under or over achievement against the target performance levels. This is at the discretion of the audit and remuneration committee.

B Details of remuneration

Amounts of remuneration

Details of the remuneration of the directors and the key management personnel (as defined in AASB 124 *Related Party Disclosures)* of Avastra Limited are set out in the following tables.

The key management personnel of Avastra Limited are the directors as per pages 3 – 4 above and the following executive officers (of which the entity had only one), which are also the highest paid executives of the entity

- Dr Matthew Harris (resigned 10 April 2006)

The cash bonuses are dependent on the satisfaction of performance conditions as set out in the section headed *Short-term incentives* above. All other elements of remuneration are not directly related to performance.

Directors and key management personnel of Avastra Limited.

2006	Short-term benefits			Post - employment benefits	Share-based payment	
Name	Cash salary and fees	Cash bonus	Non-monetary benefits	Super-annuation	Options	Total
	$	$	$	$	$	$
Non-executive directors						
Mr Gregory Fagan, *Chairman*	26,000	-	-	24,000	-	50,000
Mr Guy Aird	16,000	-	-	-	-	16,000
Mr Roger Greene*	-	-	-	-	-	-
Mr Michael Dalsin*	-	-	-	-	-	-
Dr George Steinfels	6,511	-	-	-	-	6,511
Mr Alan Thompson	22,500	-	-	-	-	22,500
Sub-total non-executive directors	**71,011**	-	-	**24,000**	-	**95,011**
Executive directors						
Mr Paul Ralph**	-	-	-	-	-	-
Other key management personnel						
Dr Matthew Harris	106,722	-	-	8,322	2,055	117,099
Totals	**177,733**		-	**32,322**	**2,055**	**212,110**

* Montgomery Pacific Group LLC, of which Messrs Greene and Dalsin are directors received $397,964 from the Company during the year for services provided on normal commercial terms for the provision of corporate and advisory services but have not received any fees in relation to their role as non-executive directors.

During the year Montgomery Pacific received 2,000,000 advisor options as outlined below. The value of these options received by Montgomery Pacific during the year was calculated at $1,141.

** Colorado Investments Pty Ltd, of which Mr Paul Ralph is a director, received $380,000 from the Company during the year for services provided on normal commercial terms for the provision of management and corporate services that also covered Mr Ralph's resignation.

A further 2,450,000 options were issued on 11 September 2006 following Shareholder approval at an EGM on 29 August to compensate non-executive directors for additional work performed during the absence of a permanent managing director/CEO. Two of the directors have, at the date of this report exercised 400,000 of the 2,450,000 options.

Directors and key management personnel of Avastra Limited.

2005 Name	Short-term benefits Cash salary and fees $	Cash bonus $	Non-monetary benefits $	Post - employment benefits Super-annuation $	Share-based payment Options $	Total $
Non-executive directors						
Mr Gregory Fagan *Chairman*	26,000	-	-	24,000	596	50,596
Mr Alan Thompson	-	-	-	-	-	-
Sub-total non-executive directors	**26,000**	**-**	**-**	**24,000**	**596**	**50,596**
Executive directors						
Mr Paul Ralph *Managing Director**	240,000	100,000	-	-	152	340,152
Other key management personnel						
Dr Matthew Harris	79,640	10,000	-	7,856	-	97,496
Totals	**345,640**	**110,000**		**31,856**	**748**	**488,244**

* Paid to Colorado Investments Pty Limited, a company controlled by Mr Paul Ralph.

C. Service agreements

There are no service agreements in place for any employee or executive of the company as at the date of this report.

D. Share-based compensation

At the date of this report, Director and Director related entities held, directly or indirectly, the following equity interests in the Company:

Shares

As at 30 June 2006, Mr Paul Ralph held 2,551,787 shares in the Company. Of this holding, 627,360 were held in trust for an unrelated third party. Mr Ralph held a further 1,451,012 shares in the Company indirectly through the New Millennium Fund Pty Ltd.

As at 30 June 2006, Mr Gregory Fagan held 693,044 shares in the Company. Mr Fagan held a further 121,206 shares in the Company indirectly through the New Millennium Fund Pty Ltd.

D. Share-based compensation (cont)

Series 1 Options

As at 30 June 2006, the following Directors held the following Series 1 options in the Company:

Mr Paul Ralph held 42,347 Series 1 options, granted on 27 October, 2003 with a $2.30 exercise price and a 3 year term.

Mr Gregory Fagan held 15,684 Series 1 options, granted on 27 October, 2003 with a $2.30 exercise price and a 3 year term.

Mr Paul Ralph and Mr Gregory Fagan have a beneficial interest in the New Millennium Fund Pty Ltd, which held 205,460 Series 1 options with a $2.30 exercise price and a 3 year term.

Series 3 Options

As at 30 June 2006, the following Directors held the following Series 3 options in the Company:

Mr Alan Thompson held 100,000 options, granted on 20 January, 2004 with a $1.00 exercise price and a 4 year term.

Mr Gregory Fagan held 100,000 options, granted on 20 January, 2004 with a $1.00 exercise price and a 4 year term.

Advisor Options

As at 30 June 2006, the following Directors held the following Advisor options in the Company:

Mr Roger Greene and Mr Michael Dalsin through a related company -- Montgomery Pacific, held 750,000 options, granted on 26 October 2005 with a $0.25 exercise price and a 3 year term, and 1,250,000 options, granted on 26 October 2005 with a $0.40 exercise price and a 3 year term.

Directors' and Auditors' Indemnification

The Company paid insurance premiums to insure each of the directors against liabilities for costs and expenses incurred by them on defending and legal proceedings arising out of their conduct while acting in the capacity of director of the Company, other than a wilful breach of duty. The amount of the premium was $47,475 for all directors.

The Company has not, during or since the end of the financial year, indemnified or agreed to indemnify the Company's auditor against a liability incurred as such by the auditor. In addition, the Company has not paid, or agreed to pay, a premium in respect of a contract insuring against liability incurred by the auditor.

Proceedings on Behalf of the Company

No person has applied for leave of Court to bring proceedings on behalf of the Company or to intervene in any proceedings which the Company is a party for the purpose of taking responsibility on behalf of the company for all or any part of those proceedings.

The Company was not a party to any such proceedings during the year.

Auditor's Independence Declaration

A copy of the auditor's independence declaration required under section 307C of the Corporations Act 2001 is set out on page 12.

Rounding of Amounts

The Company is an entity to which ASIC Class Order 98/100 applies and, accordingly, amounts in the financial statements and Directors' report have been rounded to the nearest dollar.

Directors' Interest and Benefits

Other than the above, no Director has since or during the financial year received or become entitled to receive a benefit (other than a benefit included in the aggregate amount of emoluments received or due and receivable by Directors shown in the accounts) by reason of a contract made with the Director, with a firm which he is a member, or with an entity in which he has a substantial financial interest by the Company.

Signed in accordance with a resolution of the Board of Directors:

Gregory Fagan
Chairman

Dated this 15th day of September 2006

William Buck
Business Advisors
Chartered Accountants

LEAD AUDITOR'S INDEPENDENCE DECLARATION UNDER SECTION 307C OF THE CORPORATIONS ACT 2001

TO THE DIRECTORS OF AVASTRA LIMITED

I declare that, to the best of my knowledge and belief, in relation to the audit for the year ended 30 June 2006 there have been:

(i) no contraventions of the auditor independence requirements as set out in the Corporations Act 2001 in relation to the audit; and

(ii) no contraventions of any applicable code of professional conduct in relation to the review.

William Buck
A.B.N. 16 021 300 521

Leo Tutt

L. E. Tutt
Partner
Sydney, 15 September 2006

The Board strongly agrees with the Principles of Good Corporate Governance and Best Practice Recommendations developed by the ASX Corporate Governance Council. The Directors are, however, realistic in acknowledging the size and nature of the Company and have modified where they deem applicable the best practice standards as laid down by the ASX. The Best Practice Recommendations not adopted or specific comments thereon are as follows.

Role of the Board and Management

The Board is responsible for the Corporate Governance of the Company including the setting and the monitoring of the objectives, goals and corporate direction. There are formal statements as to the delegated authority of management. The Board closely interacts with the Company's management and has established adequate systems of internal control, to assess, monitor and manage business risk, and ensure adherence to appropriate ethical standards.

Structure of the Board

Directors' qualifications and experience are outlined in the Directors' report.

Due to the Company's size, it is not considered necessary to maintain a Nomination Committee. When a vacancy exists, through whatever cause, or where it is considered the Board would benefit from the services of a new director with particular skills, the Board considers candidates with the appropriate expertise and experience. The Board then appoints the most suitable person who shall hold office until the conclusion of the following Company annual general meeting and shall be eligible for re-election at every annual general meeting. There are no share qualifications for a director.

Each Director has the right to seek independent professional advice regarding material matters concerning the Company at the Company's expense after notifying the Chairman.

Ethical and Responsible Decision-making

The Company has a formal code of conduct for employees. It recognises the need for Directors and employees to observe the highest standards of behaviour and business ethics. Directors and officers are expected to act in accordance with the law and with the highest standards of propriety.

Share Trading Policy

The Company's share trading policy requires all officers and employees of the Company to gain permission from the Managing Director and/or the Chairman before being allowed to deal in shares of the Company. Where the Chairman or the Managing Director believes trading in the Company's shares may have the appearance but not necessarily the legitimacy of conflict under the insider trading provisions, no trading may take place. In circumstances where permissible trading may not be clear cut, legal advice is sought.

Timely and Balanced Disclosure

The Board through continuous disclosure, the maintenance of a web site, the distribution of the annual report to all shareholders and the holding of an annual shareholders meeting, where shareholders are encouraged to participate, strives to keep shareholders fully informed of developments within the Company in a cost effective manner.

Shareholders' Rights

The Board is aware of the importance of effective shareholder communication. The Company encourages the use of its website. Shareholders wishing to receive the Company's newsletter and other communications electronically can register their email address by contacting Avastra on info@avastra.com. Avastra requests its External Auditor to attend the Company's general meetings.

Audit and Remuneration Committee

The Board has established an Audit and Remuneration Committee ("the Committee") comprising of Mr Gregory Fagan (Chairman of the Committee and the Company), Mr Alan Thompson (Non- Executive Director – resigned 4 April 2006) and Mr Guy Aird (Non-Executive Director).

The Company has departed from the ASX Corporate Governance Council ("ASX CGC") best practice recommendation that the chairperson of the audit committee not be the chairperson of the board. This departure is due to the chairman being the most qualified director for the role. The Company operates on the premise of effective, strong and experienced personnel are more important for the Company's integrity and efficiency than the implementation of third party boilerplate recommendations.

The Company has departed from the ASX CGC best practice recommendation that the audit committee have a formal charter. This departure is due to the small size of the Company.

The Board sets the remuneration of the Managing Director, senior executives and Non-Executive Directors on the advice of the Committee. The committee establishes and reviews compensation arrangements with a view to obtaining and retaining the services of a Managing Director, senior executives and Non-Executive Directors appropriately qualified to discharge their duties.

The committee is also responsible for selecting appropriate external auditors and for reviewing the adequacy of existing external auditor arrangements. The Committee reviews the scope and quality of the external audit process. The review entails an analysis of the audit testing performed in the context of the size and risk profile of the Company.

Remunerate Fairly and Responsibly

Executives' remuneration packages are made up of fixed and performance linked components, with base remuneration fixed at levels competitive with market rates. Incentive payments and salary increases are determined at the completion of performance reviews and measurable against clear performance criteria.

The Managing Director's services were provided via a contract with Colorado Investments Pty Ltd ("Colorado"). The contract was a rolling one year contract which was terminated on 16 December 2005. The contract was terminable on 12 month's notice by either party, or by the Company for the usual non-performance events relating to Mr Ralph's services as Managing Director or a change in control of Colorado. Colorado was paid $A240,000 per year (exclusive of GST) plus performance related bonuses. During the current year an amount of $380,000 was paid which included a termination payment of $240,000.

The remuneration of non-executive directors is fixed. They do not participate in any incentive plans available to executives. The Board has approved annual payments of $30,000 to each non-executive director, with the chairman receiving a fee of $50,000.

Identifying and Managing Risk

Formal risk management profiles, policies, and procedures have been adopted. As noted above, the Company has an Audit and Remuneration Committee. The Board meets on a regular basis and, as part of the ongoing performance review, current and possible future business risks are identified. Once a business risk is identified, appropriate action is planned and instigated by the Board. The results of the action plan are constantly reviewed and corrective action is taken as required.

Due to the size of the Company, an Internal Audit function has not been implemented. However, these duties are performed by the Audit and Remuneration Committee.

The Managing Director and Company Secretary reports to the Board on the integrity of financial statements and the effectiveness of internal compliance and control systems.

Performance Enhancement

The Board does not have a Nomination Committee and has not adopted formal Performance Enhancement procedures, as the Board undertakes ongoing performance reviews as part of its regular review of Company activities.

Interests of Stakeholders

The Company does not have a formal Code of Conduct covering obligations to legitimate stakeholders. However, the Board is fully aware of its obligations for Public or Social Accountability based on notions of legitimacy, fairness, and ethics.

Directors' Declaration

For the year ended 30 June 2006

The Directors of the Company declare:

1. the financial statements and notes, as set out on pages 17 to 37

   (a) comply with Accounting Standards and the Corporations Act 2001; and

   (b) give a true and fair view of the company's financial position as at 30 June 2006 and of its performance for the year ended on that date.

2. In the Directors' opinion, there are reasonable grounds to believe the Company will be able to pay its debts as and when they become due and payable.

3. The audited remuneration disclosures set out on pages 6 to 11 of the directors' report comply with Accounting Standards AASB 124 *Related Party Disclosures* and the *Corporations Regulations 2001.*

The directors have been given the declarations by the chief financial officer required by section 295A of the *Corporations Act 2001.*

This declaration is made in accordance with a resolution of the Board of Directors:

....

Gregory Fagan
Chairman

Dated this 15th day of September 2006.

Avastra Ltd

Income Statement

For the year ended 30 June 2006

	Notes	30 June 2006 $	30 June 2005 $
Continuing operations			
Revenues	2	243,736	314,897
Other revenue	2	324,629	598,385
Depreciation and amortisation expenses		(174,308)	(144,459)
Impairment of licences and patents		(680,004)	-
Impairment of fixed assets		(54,334)	-
Employee benefits expense		(166,880)	(36,218)
Clinical trials		-	(294,313)
Consultancy fees		(882,143)	(438,485)
Insurance		(52,037)	(58,540)
Research and development		(650,318)	(907,090)
Legal fees		(271,398)	-
Travel expenses		(232,834)	-
Other expenses		(404,327)	(593,996)
Loss before income tax		(3,000,218)	(1,559,819)
Income tax expense	3	-	-
Operating loss from continuing activities after income tax	**12**	**(3,000,218)**	**(1,559,819)**
Basic earnings/(loss) per share	14	(9.9)	(5.5 cents)
Diluted earnings/ (loss) per share	14	(9.9)	(5.5 cents)

The income statement should be read in conjunction with the accompanying notes.

Avastra Ltd

Balance Sheet

As at 30 June 2006

	Notes	30 June 2006 $	30 June 2005 $
Current Assets			
Cash and cash equivalents	4	3,746,365	5,457,830
Receivables	5	155,402	61,631
Total Current Assets		3,901,767	5,519,461
Non Current Assets			
Licence	6	-	280,000
Plant and Equipment	7	42,991	305,611
Patent	8	-	500,004
Total Non Current Assets		42,991	1,085,615
Total Assets		**3,944,758**	**6,605,076**
Current Liabilities			
Payables	9	167,319	51,451
Provisions	10	5,961	21,366
Total Current Liabilities		173,280	72,817
Net Assets		**3,771,478**	**6,532,259**
Equity			
Contributed Equity	11	11,130,347	10,890,910
Accumulated Losses	12	(7,358,869)	(4,358,651)
Total Equity		**3,771,478**	**6,532,259**

The balance sheet should be read in conjunction with the accompanying notes.

Avastra Ltd

Statement of changes in equity

As at 30 June 2006

	Notes	30 June 2006 $	30 June 2005 $
Total equity at the beginning of the financial year		6,532,259	8,092,078
Loss for the year		(3,000,218)	(1,559,819)
Shares issued during the year		297,142	-
Shares purchased during the year		(18,575)	-
Transaction costs		(39,130)	-
Total equity at the end of the financial year		3,771,478	6,532,259
Total recognised income and expense for the year attributable to the members of Avastra Limited		(3,000,318)	(1,559,819)

The above statement of changes in equity should be read in conjunction with the accompanying notes.

Statement of Cash Flows

For the year ended 30 June 2006

	Notes	30 June 2006 $	30 June 2005 $
Cash flow from operating activities			
Interest received		243,736	314,897
Government grants		22,500	274,800
Other receipts		296,534	307,555
Payment to suppliers and employees		(2,619,502)	(2,276,344)
Net cash (used in) operating activities	15	(2,056,732)	(1,379,092)
Cash flow from investing activities			
Payments for plant and equipment		(12,988)	(315,695)
Proceeds on sale of plant and equipment		118,818	-
Net cash (used in) investing activities		105,830	(315,695)
Cash flow from financing activities			
Proceeds from share issue		297,142	-
Transaction costs of issue of shares		(39,130)	-
Costs of share buy backs		(18,575)	-
Net cash provided by financing activities		239,437	-
Net increase/(decrease) in cash held		**(1,711,465)**	**(1,694,787)**
Cash at the beginning of the financial year		5,457,830	7,152,617
Cash at the end of the financial year		**3,746,365**	**5,457,830**

The statement of cash flows should be read in conjunction with the accompanying notes.

Note 1 Summary of significant accounting policies

The principal accounting policies adopted in the preparation of the financial report are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.

(a) Basis of preparation

This general purpose financial report has been prepared in accordance with Australian equivalents to International Financial Reporting Standards (AIFRS), other authoritative pronouncements of the Australian Accounting Standards Board, Urgent Issues Group Interpretations and the *Corporations Act 2001*.

Compliance with IFRS

Australian Accounting Standards include AIFRS. Compliance with AIFRS ensures that the financial report comprising the financial statement and notes thereto, comply with International Financial Reporting Standards (IFRS).

This financial report is the first Avastra Limited financial report to be prepared in accordance with AIFRS. AASB 1 *First-time Adoption of Australian Equivalents to International Financial Reporting Standards* has been applied in preparing these financial reports.

Financial reports for Avastra Limited until 30 June 2005 had been prepared in accordance with previous Australian Generally Accepted Accounting Principles (AGAAP). AGAAP differs in certain respects from AIFRS. When preparing the Avastra Limited financial report for the year ended 30 June 2006, management has amended certain accounting and valuation methods applied in the AGAAP financial report to comply with AIFRS. With the exception of financial instruments, the comparative figures in respect of the year ended 30 June 2005 were restated to reflect these adjustments. The Group has taken the exemption available under AASB 1 to only apply AASB 132 *Financial Instruments: Presentation and Disclosure* and AASB 139 *Financial Instruments: Recognition and Measurement* from 1 July 2005.

Historical cost convention

This financial report has been prepared under the historical cost convention.

Critical accounting estimates and assumptions

The preparation of financial statements in conformity with AIFRS requires the use of certain critical accounting estimates. It also requires management to exercise its judgement in the process of applying the company's accounting policies.

Estimates and judgements are continually evaluated and are based on historical experience and other factors, including expectations of future events that may have a financial impact on the company and that are believed to be reasonable under the circumstances.

The company tests annually whether intangibles have suffered any impairment, in accordance with the accounting policy stated in note 1(i). Accordingly the company wrote off its investment in licences and patents at year end as a result of a change in strategic direction.

Note 1 Summary of significant accounting policies (continued)

(b) Segment reporting

A business segment is a group of assets and operations engaged in providing products or services that are subject to risks and returns that are different to those of other business segments. A geographical segment is engaged in providing products or services within a particular economic environment and is subject to risks and returns that are different from those of segments operating in other economic environments.

Business Segment

The company has previously operated in development of technology for the replacement of sutures and surgical staples. The company has now changed strategic direction given difficulties with the clinical trial. The business is now focused on the sleep dysfunction market. For primary reporting purposes the entity operates in one business segment as described.

Geographical segments
The company operates in two main geographical areas:

Australia
The home country of the company which following a change in strategic direction remains as the head office.

United States
The company is focused on acquiring profitable diagnostic sleep centres to create a national chain.

(c) Foreign currency translation

(i) Functional and presentation currency
Items included in the financial statements of the company are measured using the currency of the primary economic environment in which the company operates ('the functional currency'). The financial statements are presented in Australian dollars, which is Avastra Limited's functional and presentation currency.

(ii) Transactions and balances
Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognised in the income statement, except when deferred in equity as qualifying cash flow hedges and qualifying net investment hedges.

(d) Revenue recognition

Revenue is measured at the fair value of the consideration received or receivable. Amounts disclosed as revenue are net of returns, trade allowances and duties and taxes paid.

All revenue is stated net of the amount of goods and services tax (GST).

Note 1 Summary of significant accounting policies (continued)

(e) Government grants

Grants from the government are recognised at their fair value where there is a reasonable assurance that the grant will be received and the company will comply with all attached conditions.

Government grants relating to costs are deferred and recognised in the income statement over the period necessary to match them with the costs that they are intended to compensate.

Government grants relating to the purchase of property, plant and equipment are included in non-current liabilities as deferred income and are credited to the income statement on a straight line basis over the expected lives of the related assets.

(f) Income tax

The income tax expense or revenue for the period is the tax payable on the current period's taxable income based on the national income tax rate adjusted by changes in deferred tax assets and liabilities attributable to temporary differences between the tax bases of assets and liabilities and their carrying amounts in the financial statements, and to unused tax losses.

Deferred tax assets and liabilities are recognised for temporary differences at the tax rates expected to apply when the assets are recovered or liabilities are settled, based on those tax rates which are enacted or substantively enacted. The relevant tax rates are applied to the cumulative amounts of deductible and taxable temporary differences to measure the deferred tax asset or liability.

An exception is made for certain temporary differences arising from the initial recognition of an asset or a liability. No deferred tax asset or liability is recognised in relation to these temporary differences if they arose in a transaction, other than a business combination, that at the time of the transaction did not affect either accounting profit or taxable profit or loss.

Deferred tax assets are recognised for deductible temporary differences and unused tax losses only if it is probable that future taxable amounts will be available to utilise those temporary differences and losses.

Current and deferred tax balances attributable to amounts recognised directly in equity are recognised in equity and not in profit and loss.

(g) Leases

Leases in which a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases. Payments made under operating leases (net of any incentives received from the lessor) are charged to the income statement on a straight-line basis over the period of the lease.

Note 1 Summary of significant accounting policies (continued)

(h) Acquisition of assets

The purchase method of accounting is used to account for all acquisitions of assets regardless of whether equity instruments or other assets are acquired. Cost is measured as the fair value of the assets given, shares issued or liabilities incurred or assumed at the date of exchange plus costs directly attributable to the acquisition. Where equity instruments are issued in an acquisition, the value of the instruments is their published market price as at the date of exchange unless, in rare circumstances, it can be demonstrated that the published price at the date of exchange is an unreliable indicator of fair value and that other evidence and valuation methods provide a more reliable measure of fair value. Transaction costs arising on the issue of equity instruments are recognised directly in equity.

(i) Impairment of assets

Assets that are subject to amortisation are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognised for the amount by which the asset's carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset's fair value less costs to sell and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash generating units).

(j) Cash and cash equivalents

Cash and cash equivalents includes cash on hand, deposits held at call with financial institutions and other short-term highly liquid investments with original maturities of three months or less that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value.

(k) Trade and other receivables

Trade receivables are recognised initially at fair value and subsequently measured at amortised cost, less provision for doubtful debts. Trade receivables are due for settlement no more than 30 days from the date of recognition.

Collectibility of trade receivables is reviewed on an ongoing basis. Debts which are known to be uncollectible are written off. A provision for doubtful receivables is established when there is objective evidence that the company will not be able to collect all amounts due according to the original terms of receivables. The amount of the provision is the difference between the asset's carrying amount and the present value of estimated future cash flows, discounted at the effective interest rate. The amount of the provision is recognised in the income statement.

(l) Recoverable amount of non-current assets

From 1 July 2004 to 30 June 2005

The company has taken the exemption available under AASB 1 to apply AASB 132 and AASB 139 only from 1 July 2005. The company has applied previous AGAAP to the comparative information on financial instruments within the scope of AASB 132 and AASB 139. For further information on previous AGAAP refer to the annual report for the year ended 30 June 2005.

Note 1 Summary of significant accounting policies (continued)

(l) Recoverable amount of non-current assets (cont)

Adjustments on transition date: 1 July 2005

The nature of the main adjustments to make this information comply with AASB 132 and AASB 139 are that, with the exception of held-to-maturity investments and loans and receivables which are measured at amortised cost, fair value is the measurement basis. Fair value is inclusive of transaction costs. Changes in fair value are either taken to the income statement or an equity reserve. At the date of transition (1 July 2005) changes to carrying amounts are taken to accumulated losses.

From 1 July 2005

The company classifies its investments in the following categories: financial assets at fair value through profit or loss, loans and receivables, held-to-maturity investments, and available-for-sale financial assets. The classification depends on the purpose for which the investments were acquired. Management determines the classification of its investments at initial recognition and re-evaluates this designation at each reporting date.

(i) Financial assets at fair value through profit or loss

This category has two sub-categories: financial assets held for trading, and those designated at fair value through profit or loss on initial recognition. A financial asset is classified in this category if acquired principally for the purpose of selling in the short term or if so designated by management. The policy of management is to designate a financial asset if there exists the possibility it will be sold in the short term and the asset is subject to frequent changes in fair value. Derivatives are also categorised as held for trading unless they are designated as hedges. Assets in this category are classified as current assets if they are either held for trading or are expected to be realised within 12 months of the balance sheet date.

(ii) Loans and receivables

Loans and receivables are non derivative financial assets with fixed or determinable payments that are not quoted in an active market. They arise when the company provides money, goods or services directly to a debtor with no intention of selling the receivable. They are included in current assets, except for those with maturities greater than 12 months after the balance sheet date which are classified as non-current assets. Loans and receivables are included in receivables in the balance sheet.

Note 1 Summary of significant accounting policies (continued)

(m) Fair value estimation

The fair value of financial assets and financial liabilities must be estimated for recognition and measurement or for disclosure purposes.
The quoted market price used for financial assets held by the company is the current bid price; the appropriate quoted market price for financial liabilities is the current ask price.
The nominal value less estimated credit adjustments of trade receivables and payables are assumed to approximate their fair values. The fair value of financial liabilities for disclosure purposes is estimated by discounting the future contractual cash flows at the current market interest rate that is available to the company for similar financial instruments.

(n) Property, plant and equipment

Plant and equipment is depreciated over its useful life using the straight line method. The expected useful life for office furniture and laboratory equipment is 5 years.

The assets' residual values and useful lives are reviewed, and adjusted if appropriate, at each balance sheet date.

An asset's carrying amount is written down immediately to its recoverable amount if the asset's carrying amount is greater than its estimated recoverable amount (note 1(i)).

Gains and losses on disposals are determined by comparing proceeds with carrying amount. These are included in the income statement. When revalued assets are sold, it is company policy to transfer the amounts included in other reserves in respect of those assets to retained earnings.

(o) Intangible assets

(i) Patents

Patents have a finite useful life and are carried at cost less accumulated amortisation and impaired losses. Amortisation is calculated using the straight line method to allocate the cost of patents over their estimated useful lives of 10 years. They are assessed for impairment whenever there is an indication that the patent may be impaired. This assessment takes place at least at each financial year end.

(ii) Research and development

Expenditure on research activities, undertaken with the prospect of obtaining new scientific or technical knowledge and understanding, is recognised in the income statement as an expense when it is incurred.

Expenditure on development activities, being the application of research findings or other knowledge to a plan or design for the production of new or substantially improved products or services before the start of commercial production or use, is capitalised if the product or service is technically and commercially feasible and adequate resources are available to complete development. Other development expenditure is recognised in the income statement as an expense when it is incurred.

Intangible assets (continued)

(iii) Intangible assets – other intangibles

Costs incurred in acquiring licences are capitalised and amortised on a straight line basis over the period of the expected benefit. Licences held at the reporting date, prior to being written off, were amortised over its estimated useful life of 10 years, using the straight line method.

(p) Trade and other creditors

These amounts represent liabilities for goods and services provided to the company prior to the end of the financial year and which are unpaid. The amounts are unsecured and are usually paid within 30 days of recognition.

(q) Employee benefits

(i) Wages and salaries and annual leave

Liabilities for wages and salaries and annual leave expected to be settled within 12 months of the reporting date are recognised in other creditors in respect of employees' services up to the reporting date and are measured at the amounts expected to be paid when the liabilities are settled.

(ii) Retirement benefit obligations

The Company contributes the required statutory superannuation rate (currently 9%) on behalf of employees to licensed superannuation funds. The company's legal or constructive obligation is limited to these contributions.

Contributions to the defined contribution fund are recognised as an expense as they become payable. Prepaid contributions are recognised as an asset to the extent that a cash refund or a reduction in the future payments is available.

(iii) Share-based payments

The Company provides benefits to employees (senior executives) of the company in the form of share based payments whereby employees render services in exchange for shares or rights over shares.

Shares options granted before 7 November 2002 and/or vested before 1 January 2005

No expense is recognised in respect of these options. The shares are recognised when the options are exercised and the proceeds received allocated to share capital.

Shares options granted before 7 November 2002 and/or vested before 1 January 2005

The fair value at grant date is independently determined using a Black-Scholes option pricing model that takes into account the exercise price, the term of the option, the vesting and performance criteria, the impact of dilution, the non-tradeable nature of the option, the share price at grant date and expected price volatility of the underlying share, the expected dividend yield and the risk-free interest rate for the term of the option.

The fair value of the options granted excludes the impact of any non-market vesting conditions (for example, profitability and sales growth targets). Non-market vesting conditions are included in assumptions about the number of options that are expected to become exercisable. At each balance sheet date, the entity revises its estimate of the number of options that are expected to become exercisable. The employee benefit expense recognised each period takes into account the most recent estimate.

Employee benefits (continued)

The market value of shares issued to employees for no cash consideration under the employee share scheme is recognised as an employee benefits expense with a corresponding increase in equity when the employees become entitled to the shares.

(r) Contributed equity

Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction from the proceeds. Incremental costs directly attributable to the issue of new shares or options, are included in the cost of the acquisition as part of the purchase consideration.

(s) Earnings Per Share

(i) Basic earnings per share
Basic earnings per share is calculated by dividing the (loss)/profit attributable to equity holders of the company, excluding any costs of servicing equity other than ordinary shares, by the weighted average number of ordinary shares outstanding during the half-year, adjusted for bonus elements in ordinary shares issued during the half-year (see note 14).

(ii) Diluted earnings per share
Diluted earnings per share adjusts the figures used in the determination of basic earnings per share to take into account the after income tax effect of interest and other financing costs associated with dilutive potential ordinary shares and the weighted average number of shares assumed to have been issued for no consideration in relation to dilutive potential ordinary shares (see note 14).

(t) Financial risk management

The Directors provide written principles for overall risk management, as well as written policies covering specific areas, such as mitigating foreign exchange, interest rate and credit risks, and investing excess liquidity.

(i) Market risk

Foreign exchange risk

Foreign exchange risk arises when future commercial transactions and recognised assets and liabilities are denominated in a currency that is not the company's functional currency.

The company operates internationally and is exposed to foreign exchange risk arising from currency exposures to the United States, however the risk is minimal given the current limited size of the operation in this country.

(ii) Interest rate risk exposures
The company's exposure to interest rate risk is small given that it has no debt and has limited funds on deposit.

(iii) Credit risk exposures
The Company has no significant concentration of credit risk.

Note 2 Revenues and Expenses

	2006 $	2005 $
Revenue from continuing operations		
Other Revenue		
Bank interest	243,736	314,897
Revenue from continuing operations	243,736	314,897
Other Income		
Government grants	22,500	290,830
Income tax rebate	296,534	307,555
Other revenue	5,595	-
	324,629	598,385

Expenses

Loss before income tax expense includes the following specific expenses:

	2006	2005
Depreciation	74,308	44,459
Amortisation of licences and patents	100,000	100,000
Impairment write down licences and patents	630,004	-
Impairment write down fixed assets	54,334	-
Clinical trials	-	294,313
Consultancy fees	832,143	438,485
Insurance	52,037	58,540
Research and development	650,318	907,090
Superannuation expense	43,541	-

Note 3 Taxation

Numerical reconciliation of income tax expense to prima facie tax payable

	2006	2005
Loss from continuing operations before income tax expense	(3,000,218)	(1,559,819)
Prima facie income tax expense/(benefit) calculated at 30% on the loss from ordinary activities	(900,065)	(491,732)
Tax effect of amounts which are not deductible (taxable) in calculating taxable income:		
Amortisation expense	30,000	30,000
Impairment expense	220,301	-
Research & Development expense	-	272,127
Patent costs	19,013	-
Legal costs	81,419	4,066
Tax benefit not brought to account	549,332	185,539
Income tax expense from ordinary activities	-	-

There is no tax loss carry forward.

	2006 $	2005 $
Note 4 Cash and Cash Equivalent		
Cash at bank	196,365	91,633
Bank bills	3,550,000	5,363,197
Held in trust	-	3,000
	3,746,365	5,457,830
Note 5 Receivables		
Biotech Innovation Fund Grant	-	28,530
Other receivables	88,769	33,101
Prepayments	66,633	-
	155,402	61,631
Note 6 Licence		
Licence at cost	400,000	400,000
Accumulated amortisation	(160,000)	(120,000)
Impairment write down	(240,000)	-
	-	280,000

The Company had an exclusive licence to research, develop, and commercially exploit technology formerly owned jointly by The Microsearch Foundation of Australia and Access Macquarie Ltd (formerly Macquarie Research Ltd). Given the change in strategic direction of the company the value of these licences is currently uncertain and as a result the carrying cost has been reduced to NIL.

Note 7 Plant and equipment

Plant and equipment:		
At cost	143,106	354,048
Accumulated depreciation	45,781	48,437
Accumulated impairment losses	54,334	-
Total plant and equipment	42,991	305,611

Movements in Carrying Amounts

Balance at the beginning of year	305,611	48,580
Additions	12,988	301,490
Disposals	(146,966)	-
Depreciation expense	(74,308)	(44,459)
Impairment	(54,334)	-
Carrying amount at the end of year	42,991	305,611

	2006 $	2005 $
Note 8 Patents		
Patent at cost	600,000	600,000
Accumulated amortisation	(159,996)	(99,996)
Impairment	(440,004)	-
	-	500,004

Given the change in strategic direction of the company the value of the patents is currently uncertain and as a result the carrying cost has been reduced to NIL.

Note 9 Payables

Payables	146,603	-
Other creditors and accruals	20,716	51,451
	167,319	51,451

Note 10 Provision

Employee entitlements	5,961	21,366
	5,961	21,366

Note 11 Contributed Equity

Ordinary shares fully paid

30 June 2006 – Number:30,138,061 (30 June 2005 – Number: 28,215,423)	11,130,347	10,890,910
	11,130,347	10,890,910

Ordinary shareholders participate in dividends and the proceeds of winding up of the entity in proportion to the number of shares held. At shareholders' meetings each ordinary share is entitled to one vote when a poll is called, otherwise each shareholder has one vote on a show of hands.

Issued Shares: Movements in contributed equity	Number	$
Opening balance	28,215,423	10,890,910
Issue of 2,057,138 shares	2,057,138	297,142
Cost of raising equity	-	(57,705)
Share buyback	(134,500)	-
Closing balance	30,138,061	11,130,347

	2006 $	2005 $
Note 12 Accumulated losses		
Accumulated losses at the beginning of the financial year	(4,358,651)	(2,798,832)
Loss for the year	(3,000,218)	(1,559,819)
Accumulated losses at the end of the financial year	(7,358,869)	(4,358,651)
Note 13 Auditors Remuneration		
Amounts received or due and receivable by William Buck for:		
Audit and review of the financial report of the company	19,500	18,500
Other services in relation to the company	-	-
Total remuneration for audit services	19,500	18,500

Note 14 Earnings Per Share

Basic earnings per share	(9.9 cents)	(5.5 cents)
Diluted earnings per share	(9.9 cents)	(5.5 cents)
Income and share data used in the calculations of basic and diluted earnings per share		
Net loss	(3,000,218)	(1,559,819)

	2006 Number of shares	2005 Number of shares
Weighted average number of ordinary shares used in the calculation of basic earnings per share	30,138,061	28,215,423
Effect of dilutive securities		
Adjusted weighted average number of ordinary shares and potential ordinary shares used in calculating diluted earnings per share	30,138,061	28,215,423

Information concerning earnings per share

Earnings for the purpose of the calculation of basic earnings per share and diluted earnings per share is the net loss. Options granted are considered to be potential ordinary shares when they would result in the issue of ordinary shares for less than the average market price of the ordinary shares during the period. In respect of the financial year ended 30 June 2006 (and 2005), options are not dilutive and are therefore not included in the calculation of either basic or diluted earnings per share.

Note 15 Reconciliation of loss after income tax to net cash flow from operating activities,

	2006 $	2005 $
Operating loss after income tax	(3,000,218)	(1,559,819)
Amortisation	100,000	100,000
Depreciation	74,308	44,459
Impairment write down	734,338	-
Loss on sale of assets	28,147	-
Change in operating assets and liabilities		
(Increase)/Decrease in Receivables	(93,771)	14,536
Decrease/(Increase) in Payables	100,464	21,732
Net cash outflow from operating activities	(2,056,732)	(1,379,092)

Note 16 Key Management Personnel Disclosures

(a) Directors

The following persons were directors of Avastra Limited during the financial year:

(i) Chairman – non-executive
Mr Greg Fagan

(ii) Executive directors
Paul Ralph - Managing Director (Resigned 16 December 2005)

(iii) Non-executive directors

Mr Michael Dalsin	(Appointed 27 October 2005)
Mr Roger Greene	(Appointed 27 October 2005)
Mr Guy Aird	(Appointed 15 December 2005)
Dr George Steinfels	(Appointed 13 April 2006)
Mr Alan Thompson	(Resigned 4 April 2006)

(b) Other key management personnel

The following persons also had authority and responsibility for planning, directing and controlling the activities of the Group, directly or indirectly, during the financial year:

Name	**Position**	**Employer**
Dr Matthew Harris (Resigned 10 April 2006)	Research and Development Manager	Avastra Limited

Key Management Personnel Disclosures (continued)

(b) Key management personnel compensation

The company has taken advantage of the relief provided by ASIC Class Order 06/50 and has transferred the detailed remuneration disclosures to the directors' report. The relevant information can be found in sections A-D of the remuneration report on pages 6 to 10.

(c) Equity instrument disclosures relating to key management personnel

(i) Options provided as remuneration and shares issued on exercise of such options
Details of options provided as remuneration and shares issued on the exercise of such options, together with terms and conditions of the options, can be found in section D of the remuneration report on pages 9 to 10 inclusive .The company has no formal employee share option plan but issues options to attract, retain and motivate employees. It is designed to generate longer term incentives linked to the future of Avastra Limited.

As at 30 June 2006, options have been granted over 3,913,506 shares as outlined hereunder:

Series	Date options Granted	Expiry date	Issue price Of Option	Exercise price of options	Number under option	Date Exercisable
1	27 October 2003	27 October 2006	-	$2.30	1,513,506	Before expiry
3	20 January 2004	21 January 2008	-	$1.00	320,000	Before expiry
Other	10 October 2005	10 October 2008	-	$0.20	80,000	Before expiry
Advisor	26 October 2005	26 October 2008	-	$0.25	750,000	Before expiry
Advisor	26 October 2005	26 October 2008	-	$0.40	1,250,000	Before expiry
					3,913,506	

Series 1 are 3 shares for each option. Advisor and other options are one share per option.

All options on issue are unquoted securities. No person held 20% or more of the Series 1 options. Of the Series 3 options, Mr Gregory Fagan holds 100,000. Dr Matthew Harris hold the Other options – 80,000.

(ii) Option holdings
The numbers of options over ordinary shares in the company held during the financial year by each director of Avastra Limited and other key management personnel of the Company, including their personally related parties, are set out below, and include options held directly or indirectly.

2006 Name	Balance at the start of the year	Granted during the year as compensation	Exercised during the year	Cancelled	Balance at the end of the year	Vested and exercisable at the end of the year
Directors of Avastra Limited						
Mr Greg Fagan	321,144	-	-	-	321,144	321,144
Mr Michael Dalsin	-	1,000,000	-	-	1,000,000	1,000,000
Mr Roger Greene	-	1,000,000	-	-	1,000,000	1,000,000
Mr Guy Aird	-	-	-	-	-	-
Dr George Steinfels	-	-	-	-	-	-
Mr Alan Thompson	100,000	-	-	-	100,000	100,000
Paul Ralph	247,807	-	-	-	247,807	247,807
	668,951	2,000,000	-	-	2,668,951	2,668,951

2005 Name	Balance at the start of the year	Granted during the year as compensation	Exercised during the year	Cancelled	Balance at the end of the year	Vested and exercisable at the end of the year
Directors of Avastra Limited						
Mr Greg Fagan	321,144	-	-	-	321,144	321,144
Mr Alan Thompson	100,000	-	-	-	100,000	100,000
Paul Ralph	247,807	-	-	-	247,807	247,807

(iii) Share holdings

The numbers of shares in the company held during the financial year by each director of Avastra Limited and other key management personnel of the Company, including their personally related parties, are set out below.

2006 Name	Balance at the start of the year	Received during the year on the exercise of options	Other changes during the year	Balance at the end of the year
Directors of Avastra Limited				
Ordinary shares				
Mr Greg Fagan – Direct Interest	693,044	-	-	693,044
Mr Greg Fagan – **Indirect** Interest through New Millennium Fund	121,206	-	-	121,206
Mr Michael Dalsin	-	-	329,500	329,500
Mr Roger Greene	-	-	142,400	142,400
Mr Guy Aird	-	-	-	-
Dr George Steinfels	-	-	-	-
Mr Alan Thompson	-	-	-	-
Mr. Paul Ralph – Direct Beneficial and non beneficial Interest	2,551,787	-	-	2,551,787
Mr. Paul Ralph – **Indirect** through New Millennium Fund	1,451,012	-	-	1,451,012
	4,817,049	-	471,900	5,288,949
Other key management personnel of the Group				
Ordinary shares				
Dr Matthew Harris	-	-	231,500	231,500
	4,817,049	-	703,400	5,520,449

2005 Name	Balance at the start of the year	Received during the year on the exercise of options	Other changes during the year	Balance at the end of the year
Directors of Avastra Limited				
Ordinary shares				
Mr Greg Fagan – Direct Interest	693,044	-	-	693,044
Mr Greg Fagan – Indirect Interest through New Millennium Fund	121,206	-	-	121,206
Mr Alan Thompson	-	-	-	-
Mr Paul Ralph – Direct Interest beneficially and non-beneficially held	2,551,787	-	-	2,551,787
Mr Paul Ralph – Indirect Interest through New Millennium Fund	1,451,012			1,451,012
	4,817,049	-	-	4,817,049
Other key management personnel of the Group				
Ordinary shares				
Dr Matthew Harris	-	-	-	-
	4,817,049	-	-	4,817,049

Note 17 Leasing Commitments

Operating Lease Commitments

	2006 $	2005 $
Non-cancellable operating leases contracted for but not capitalised in the financial statements:		
Payable		
- not later than 1 year	-	175,996
- after one year but not more than 5 years	-	146,663
- more than 5 years	-	-
	-	322,659

Avastra Ltd moved to new premises at Riverside Life Sciences Centre, 11 Julius Ave, North Ryde NSW 2113 on the 29 April 2005. A two year licence was signed; expiring on 2 May 2007, but was terminated early on 9 June 2006.

Note 18 Related Party Transactions

	2006 $	2005 $
a. a company controlled by Paul Ralph, a director, provided management services during the year on normal commercial terms and conditions	380,000	340,000
b. Alan Thompson, a director provided consultancy services during the year on normal commercial terms and conditions	-	15,000
Directors' fees paid for the year were:		
Gregory Fagan	50,000	50,000
Michael Dalsin*	-	-
Roger Greene*	-	-
Guy Aird	16,000	-
George Steinfels	6,511	-
Alan Thompson	22,500	30,000
Erich Odermatt	-	27,500
Paul Ralph**	-	-
	95,011	107,500

* Montgomery Pacific Group LLC, of which Messrs Greene and Dalsin are directors received $397,964 from the Company during the year for services provided on normal commercial terms for the provision of corporate and advisory services but have not received any fees in relation to their role as non-executive directors.

** Colorado Investments Pty Ltd, of which Mr Paul Ralph is a director, received $380,000 from the Company during the year for services provided on normal commercial terms for the provision of management and corporate services that also covered Mr Ralph's resignation.

Note 19 Contingent Liabilities

The Directors believe there are no contingent liabilities as at 30 June 2006.

Note 20: Events Occurring After Reporting Date

At an extraordinary general meeting on 29 August 2006 the shareholders passed a resolution to move the business into the sleep diagnostic centre business.

To enable the company to fund the acquisition of businesses in this market the shareholders approved the issue of a further 12 million shares of $0.20 each, and a further issue of 2,500,000 shares to the New Millennium Fund Pty Ltd.

The company resolved to issue free options to Directors to acquire shares, at the rate of one share per option, as follows:

Mr Greg Fagan	-	250,000
Mr Guy Aird	-	150,000
Mr George Steinfels	-	50,000
Mr Michael Dalsin	-	1,000,000
Mr Roger Greene	-	1,000,000

The options were issued on 11 September 2006, and are to be exercised within one month of being granted.

Other than outlined above there were no material events subsequent to reporting date impacting upon the company.

Note 21: Transition to Australian equivalents to IFRS

There is no change in equity reported under previous Australian Generally Accepted Accounting Principles (AGAAP) to equity under Australian equivalents to IFRS (AIFRS), as at the date of transition to AIRFS – 1 July 2004 or as at the previous balance date.

There is no change to the loss under previous AGAAP to loss under Australian equivalents to IFRS (AIFRS) for the year ended 30 June 2005.

The adoption of AIFRS has not resulted in any material adjustments to the cash flow statement.

William Buck
Business Advisors
Chartered Accountants

INDEPENDENT AUDIT REPORT TO THE MEMBERS OF AVASTRA LIMITED

Scope

The financial report and directors' responsibility
The financial report comprises the balance sheet, income statement, cash flow statement, statement of changes in equity, accompanying notes to the financial statements, and the directors' declaration for Avastra Limited (the company), for the year ended 30 June 2006.
The directors of the company are responsible for the preparation and true and fair presentation of the financial report in accordance with the *Corporations Act 2001*. This includes responsibility for the maintenance of adequate accounting records and internal controls that are designed to prevent and detect fraud and error, and for the accounting policies and accounting estimates inherent in the financial report.

Audit Approach

We conducted an independent audit in order to express an opinion to the members of the company. Our audit was conducted in accordance with Australian Auditing and Assurance Standards, in order to provide reasonable assurance as to whether the financial report is free of material misstatement. The nature of an audit is influenced by factors such as the use of professional judgment, selective testing, the inherent limitations of internal control, and the availability of persuasive rather than conclusive evidence. Therefore, an audit cannot guarantee that all material misstatements have been detected.
We performed procedures to assess whether in all material respects the financial report presents fairly, in accordance with the *Corporations Act 2001*, Accounting Standards and other mandatory financial reporting requirements in Australia, a view which is consistent with our understanding of the company's financial position, and of its performance as represented by the results of its operations and cash flows.
We formed our audit opinion on the basis of these procedures, which included:
—examining, on a test basis, information to provide evidence supporting the amounts and disclosures in the financial report, and
—assessing the appropriateness of the accounting policies and disclosures used and the reasonableness of significant accounting estimates made by the directors.
While we considered the effectiveness of management's internal controls over financial reporting when determining the nature and extent of our procedures, our audit was not designed to provide assurance on internal controls.
Statement of continuing Independence

The auditor's independence declaration provided to the Directors of Avastra Limited dated 13 September 2006 and included on page 12, would be unchanged if provided to the directors as at the date of this report.

Audit Opinion

In our opinion, the financial report of Avastra Limited is in accordance with:
a. the *Corporations Act 2001*, including:
   i. giving a true and fair view of Avastra's financial position as at 30 June 2006 and of it's performance for the year ended on that date; and
   ii. complying with Accounting Standards in Australia and the *Corporations Regulations 2001*; and
b. other mandatory professional reporting requirements in Australia.

William Buck
A.B.N. 16 021 300 521

L. E. Tutt
Partner
Sydney, 15 September 2006

ASX Additional Information

Additional information required by the Australian Stock Exchange Ltd and not shown elsewhere in this report is as follows. The information is current as at 31 August 2006.

a) Twenty largest shareholders

The names of the twenty largest holders of quoted ordinary shares are:

	Number of shares	% of ordinary shares
New Millennium Fund Pty Ltd	3,643,422	12.09
Atefa Ltd	2,614,523	8.67
Mr Paul Ralph	2,301,787	7.64
Queensland Investment Corporation	1,857,138	6.16
Mr Gregory Fagan	693,044	2.29
Mr Simon Mitchell	656,089	2.18
Mr Michael Dalsin	647,500	2.15
JH Nominees Limited	600,000	1.99
Mr David Oakley	570,000	1.89
Mr Roger Greene	460,400	1.53
ANZ Nominees Limited	447,001	1.48
Diemar & Associates Pty Limited	390,524	1.23
Dr Gary Pace	361,046	1.20
Locope Pty Limited	330,000	1.09
Dr John Holaday	318,000	1.05
Dylide Pty Ltd	272,200	0.90
Wise Superannuation Pty Ltd	260,000	0.86
Mr Robert Stainley	250,000	0.83
Mr Paul Young	250,000	0.82
Dr Matthew Harris	231,500	0.77
Total	17,154,174	56.82

b) Distribution of equity securities

The number of shareholders, by size of holding, in each class of shares are:

	Number of holders	Number of ordinary shares
1 to 1,000	17	9,983
1,001 to 5,000	134	462,028
5,001 to 10,000	83	737,712
10,001 to 100,000	186	7,294,623
100,001 and over	52	21,633,805
Total	472	30,138,061

ASX Additional Information

There are no shareholders holding less than a marketable parcel of shares.

c) Substantial shareholders

Substantial shareholders (owning more than 5% of the share capital) in Avastra at 31 August 2006 are set out below.

	Number of Ordinary Shares	%
New Millennium Fund Pty Ltd	3,643,422	12.09
Atefa Ltd	2,614,523	8.67
Mr Paul Ralph	2,301,787	7.64
Queensland Investment Corporation Limited	1,857,138	6.16

d) Voting Rights

All ordinary shares carry one vote per share without restriction.

e) Stock Exchange

The Company's securities are not quoted on any stock exchange other than the Australian Stock Exchange.

AVASTRA

20 October 2006

Avastra Ltd (AVS): Letters to eligible and non eligible shareholders

Avastra Ltd today issued the following letters (attached) to eligible and non eligible shareholders.

Regards

Eva Liu
Company Secretary

Avastra Ltd ABN 47 094 446 803
Riverside Corporate Park, 11 Julius Ave North Ryde NSW 2113 AUSTRALIA
phone: (61) 2 9888 7184, fax: (61) 2 9889 4895
info@avastra.com www.avastra.com

AVASTRA

20 October 2006

Dear Shareholder

On 5 October 2006 the directors of Avastra Limited (the ***Company***) announced that the Company will conduct a one for two non-renounceable entitlement issue of ordinary shares (the ***Entitlement Issue***) at 20 cents per new share (***New Shares***) to raise approximately $5,160,000 before the costs of the Entitlement Issue.

The maximum issue is approximately 25,794,031. The Company has, on this occasion, incorporated a top up facility whereby Eligible Shareholders may apply for additional New Shares in excess of their Entitlement at the same price. The Company expects that total ordinary shares on issue will be 77,382,092, including a 19 million share placement.

The Entitlement Issue is not underwritten. The Board, however, at its discretion may seek brokers or advisors to place any shortfall to the Issue to institutional and sophisticated investors. Stanmore Capital LLC a company controlled by Michael Dalsin and Roger Greene, two directors of Avastra, may participate in placing any shortfall.

Under the Entitlement Issue, only those existing shareholders who have registered an Australian or New Zealand address with the Company and who are holders of fully paid ordinary shares in the Company (***Shares***) as at 7pm (Sydney time) on Thursday 26 October 2006 (the ***Record Date***) may participate in the Entitlement Issue (***Eligible Shareholders***).

The Company's board decided not to extend the Entitlement Issue to shareholders with registered addresses outside of Australia and New Zealand (***Foreign Shareholders***). This decision was made due to the costs of complying with legal and regulatory requirements in foreign countries in comparison with the number of Foreign Shareholders and the value of the New Shares to which they would otherwise be entitled.

The maximum number of New Shares you may apply for is half of the number of Shares registered in your name as at 7pm (Sydney time) on the Record Date, (any fractions of New Shares will be rounded up). You may apply for some or all of these New Shares, and you may also apply for additional shares. All the shares will rank equally in all respects from the date of allotment.

Option holders are not eligible to participate in this Entitlement Issue unless they have exercised their Options on or before the Record Date.

The Directors intend that the net proceeds of the Issue will be used to finance acquisitions in accordance with Shareholder approved strategy of repositioning the Company as a global leader in the sleep diagnostics sector through a series of acquisitions of profitable sleep centres in the USA. This is further explained in the Prospectus that was lodged with the Australian Securities and Investments Commission in Brisbane, and the Australian Stock Exchange on 5 October 2006, which will be despatched on 30 October 2006. A copy can also be found at the ASX website and the Company's website www.avastra.com.

On behalf of the Directors, I invite you to consider the contents of the Prospectus upon receipt, and look forward to you participating in what we all hope will be an exciting future for Avastra.

Yours faithfully

Greg Fagan
Chairman

More Information Overleaf

Additional Information

Summary of Principle Dates of Rights Issue.

Please note that these dates are only indicative, and may be varied by the Board.

Record date to determine entitlement to New Shares	Thursday 26 October 2006
Expected date of despatch of Prospectus and Entitlement and Acceptance Form	Monday 30 October 2006
Last day for acceptance and payment in full (Closing Date)	Tuesday 14 November 2006
Date of Quotation of current Avastra shares on ASX on a deferred settlement basis	Wednesday 15 November 2006
Expected day to allot New Shares and despatch shareholding statements	Wednesday 22 November 2006

List of Unquoted Securities

Number	Terms
750,000	Options exercisable at $0.25, expiring on 26 October, 2008
1,250,000	Options exercisable at $0.40 cents, expiring on 26 October, 2008
155,000	Staff options exercisable at $0.20, expiring on 2 October 2008
1,513,506 – Series 1	Options exercisable at $2.30, expiring on 27 October 2006
320,000 – Series 3	Options exercisable at $1.00, expiring on 21 January 2008

AVASTRA

20 October 2006

Dear Shareholder

On 5 October 2006 the directors of Avastra Limited (the ***Company***) announced that the Company will conduct a one for two non-renounceable entitlement issue of ordinary shares (the ***Entitlement Issue***) at 20 cents per new share (***New Shares***) to raise approximately $5,160,000 before the costs of the Entitlement Issue.

The maximum issue is approximately 25,794,031. The Company has on this occasion incorporated a top up facility whereby Eligible Shareholders may apply for additional New Shares in excess of their Entitlement at the same price. The Company expects that total ordinary shares on issue will be 77,382,092, including a 19 million share placement.

Under the Entitlement Issue, only those existing shareholders who have registered an Australian or New Zealand address with the Company and who are holders of fully paid ordinary shares in the Company (***Shares***) as at 7pm (Sydney time) on Thursday 26 October 2006 (the ***Record Date***) may participate in the Entitlement Issue (***Eligible Shareholders***).

Following consideration of the matter, the Company's board informs you that it has decided not to extend the Entitlement Issue to shareholders with registered addresses outside of Australia or New Zealand (***Foreign Shareholders***). This decision was made due to the costs of complying with legal and regulatory requirements in foreign countries in comparison with the number of Foreign Shareholders and the value of the New Shares to which they would otherwise be entitled.

On this basis you will not be eligible to participate in the Entitlement Issue.

Yours faithfully

Greg Fagan
Chairman

More Information Overleaf

Additional Information

Summary of Principle Dates of Rights Issue.

Please note that these dates are only indicative, and may be varied by the Board.

Record date to determine entitlement to New Shares	Thursday 26 October 2006
Expected date of despatch of Prospectus and Entitlement and Acceptance Form	Monday 30 October 2006
Last day for acceptance and payment in full (Closing Date)	Tuesday 14 November 2006
Date of Quotation of current Avastra shares on ASX on a deferred settlement basis	Wednesday 15 November 2005
Expected day to allot New Shares and despatch shareholding statements	Wednesday 22 November 2005

List of Unquoted Securities

Number	Terms
750,000	Options exercisable at $0.25, expiring on 26 October, 2008
1,250,000	Options exercisable at $0.40 cents, expiring on 26 October, 2008
155,000	Staff options exercisable at $0.20, expiring on 2 October 2008
1,513,506 – Series 1	Options exercisable at $2.30, expiring on 27 October 2006
320,000 – Series 3	Options exercisable at $1.00, expiring on 21 January 2008

Avastra Ltd

Supplementary Prospectus

20 October 2006

Supplementary Prospectus

Issuer

Avastra Limited ACN 094 446 803

Supplementary prospectus

This supplementary prospectus relates to the prospectus ("Prospectus") lodged by Avastra with ASIC on 5 October 2006 in connection with the offers of Shares in Avastra. This supplementary prospectus provides further information for the Prospectus as set out below.

This supplementary prospectus is supplementary to, and should be read together with, the Prospectus. Words and expressions used in this supplementary prospectus have the meanings given to them in the Prospectus.

This supplementary prospectus is dated 20 October 2006. A copy of this supplementary prospectus was lodged with ASIC on that date. Neither ASIC nor ASX take any responsibility for the contents of this supplementary prospectus.

Conditional agreements to issue Shares to Directors and proposed Directors

The Company has agreed, subject to shareholder approval at the upcoming AGM, to issue the following Shares to a Director and two proposed Directors of the Company for cash consideration of $0.20 per Share:

Name and title	Number of Shares	Total consideration payable
Mr Ian Sandford - Proposed Director	100,000	$20,000
Mr Geoff Garside - Proposed Director	100,000	$20,000
Mr Guy Aird - Director	100,000	$20,000

One of the directors (Mr Guy Aird) and two proposed directors (Mr Ian Sandford and Mr Geoff Garside) wished to subscribe for Shares as part of the Placement Offer under the Prospectus, but were not able to do so as shareholder approval is required for issues to related parties. They therefore committed to subscribe for the shares described above on the same terms as under the Placement Offer, subject to shareholder approval.

Consent to Lodgement

Each Director and proposed Director of the Company has given, and has not withdrawn, their consent to lodgement of this supplementary prospectus with ASIC.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity:	**AVASTRA LTD**
ABN	**47 094 446 803**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	**Michael P Dalsin**
Date of last notice	15 September, 2006

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct interest
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	N/A
Date of change	06 October, 2006

No. of securities held prior to change	647,500 fully paid ordinary shares held **directly** 750,000 options held **indirectly** by Montgomery Pacific to exercise at $A0.25 at any time until 26 October 2008 1,250,000 options held **indirectly** by Montgomery Pacific to exercise at $A0.40 at any time until 26 October 2008 1,000,000 unquoted Series 4 options at $0.00 expiring 11 October 2006
Class	Ordinary Shares
Number acquired	1,000,000
Number disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$0
No. of securities held after change	1,647,500 fully paid ordinary shares held **directly** 750,000 options held **indirectly** by Montgomery Pacific to exercise at $A0.25 at any time until 26 October 2008 1,250,000 options held **indirectly** by Montgomery Pacific to exercise at $A0.40 at any time until 26 October 2008
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Exercise of 1,000,000 options approved by Shareholders at an EGM on 29 August for work performed in excess of duties as non-executive director during the absence of a permanent Managing Director/CEO.

Part 2 – Change of director's interests in contracts

Not Applicable.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity:	**AVASTRA LTD**
ABN	**47 094 446 803**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	**Roger S Greene**
Date of last notice	15 September 2006

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	N/A
Date of change	06 October, 2006

No. of securities held prior to change	460,400 fully paid ordinary shares held directly. 750,000 options held by Montgomery Pacific to exercise at $A0.25 at any time until 26 October 2008 1,250,000 options held by Montgomery Pacific to exercise at $A0.40 at any time until 26 October 2008 1,000,000 unquoted Series 4 Options at $0.00 expiring 11 October 2006
Class	Ordinary Shares
Number acquired	1,000,000
Number disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$0
No. of securities held after change	1,460,400 fully paid ordinary shares held **directly** 750,000 options held **indirectly** by Montgomery Pacific to exercise at $A0.25 at any time until 26 October 2008 1,250,000 options held **indirectly** by Montgomery Pacific to exercise at $A0.40 at any time until 26 October 2008
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Exercise of 1,000,000 options approved by Shareholders at an EGM on 29 August for work performed in excess of duties as non-executive director during the absence of a permanent Managing Director/CEO.

Part 2 – Change of director's interests in contracts

Not Applicable.

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B - Amendment

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

AVASTRA LTD

ABN

47 094 446 803

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Fully Paid
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	19,000,000 under Placement Offer Approximately 25,794,031 under Entitlement Offer **2,000,000 Exercise of Directors' Options**
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes.
5	Issue price or consideration	20 cents per New Share Nil Consideration for Directors' shares
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Net proceeds of the Issue will be used to finance acquisitions in accordance with Shareholder approved strategy of repositioning the Company as a global leader in the sleep diagnostics sector through a series of acquisitions of profitable sleep centres in the USA.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	Placement Offer – 25 October 2006 Entitlement Offer – 22 November 2006 Directors' Shares – 06 October 2006

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	**77,382,092**	Ordinary Shares

+ See chapter 19 for defined terms.

9 Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
750,000	Options exercisable at $0.25, expiring on 26 October, 2008
1,250,000	Options exercisable at $0.40 cents, expiring on 26 October, 2008
155,000	Staff options exercisable at $0.20, expiring on 2 October 2008
1,513,506 – Series 1	Options exercisable at $2.30, expiring on 27 October 2006
320,000 – Series 3	Options exercisable at $1.00, expiring on 21 January 2008

10 Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)

N/A

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	Shareholder approval not required
12	Is the issue renounceable or non-renounceable?	Non-renounceable
13	Ratio in which the +securities will be offered	1 New Share for every 2 held
14	+Class of +securities to which the offer relates	Ordinary Shares

+ See chapter 19 for defined terms.

15	+Record date to determine entitlements	26 October 2006
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	N/A
17	Policy for deciding entitlements in relation to fractions	Fractions must be rounded up.
18	Names of countries in which the entity has +security holders who will **not** be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	Malaysia Papua New Guinea United States Great Britain
19	Closing date for receipt of acceptances or renunciations	5:00 pm Sydney time 14 November 2006
20	Names of any underwriters	N/A
21	Amount of any underwriting fee or commission	N/A
22	Names of any brokers to the issue	None at present – the company may retain brokers to manage the Entitlement issue
23	Fee or commission payable to the broker to the issue	Not more than 5.4% of Entitlement Issue

+ See chapter 19 for defined terms.

24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	N/A
25	If the issue is contingent on +security holders' approval, the date of the meeting	N/A
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	30 October 2006 for Entitlement Offer
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	17 October 2006
28	Date rights trading will begin (if applicable)	N/A
29	Date rights trading will end (if applicable)	N/A
30	How do +security holders sell their entitlements *in full* through a broker?	N/A
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	N/A

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	N/A
33	+Despatch date	22 November 2006

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) [√] Securities described in Part 1

(b) [ ] All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 [ ] If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 [ ] If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 [ ] A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	N/A
39	Class of +securities for which quotation is sought	N/A
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	N/A
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	N/A

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

  - An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

    Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

  - Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

  - We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

  - If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 06 October 2006
(Company secretary)

Print name: Eva Liu

+ See chapter 19 for defined terms.

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

AVASTRA LTD

ABN

47 094 446 803

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Fully Paid
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	3,148,843
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes.
5	Issue price or consideration	
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Shares released from escrow.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	24 June 2006

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	30,588,061	Ordinary Shares

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	750,000	Options exercisable at $0.25, expiring on 26 October, 2008
		1,250,000	Options exercisable at $0.40 cents, expiring on 26 October, 2008
		155,000	Staff options exercisable at $0.20, expiring on 2 October 2008
		1,513,506 – Series 1	Options exercisable at $2.30, expiring on 27 October 2006
		320,000 – Series 3	Options exercisable at $1.00, expiring on 21 January 2008
		2,000,000 – Series 4	Options exercisable at $0.00, expiring on 11 October 2006.

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	N/A

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 03 October 2006
(Company secretary)

Print name: Eva Liu

+ See chapter 19 for defined terms.

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity:	**AVASTRA LTD**
ABN	**47 094 446 803**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	**George F Steinfels**
Date of last notice	15 September 2006

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct interest
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	N/A
Date of change	26 September, 2006

No. of securities held prior to change	50,000 Series 4 unquoted options at $0.00 expiring 11 October 2006
Class	Ordinary Shares
Number acquired	50,000
Number disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$0
No. of securities held after change	50,000 Ordinary Shares
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Exercise of 50,000 options granted for work performed in excess of duties as non-executive director during the absence of a permanent Managing Director/CEO.

Part 2 – Change of director's interests in contracts

Not Applicable.

5 October 2006

Avastra Ltd (AVS): Avastra lodges Prospectus for Placement and Entitlement Offers

Agreement to acquire sleep centre business

After much work and substantial effort the Board of Avastra and through the efforts of our retained US corporate advisors have signed its first binding agreement to acquire a sleep centre business, Sleepwell Partners, LLC (**Sleepwell**). This is a milestone event for the company and its shareholders, whose patience and faith in the chance of direction of the company is now finally starting to gain traction.

The acquisition agreement is conditional on approval of the members of Sleepwell, the assignment of certain healthcare contracts and the renegotiation of some of the Sleepwell's leases. If the conditions are not satisfied by 31 October 2006 either Avastra or the sellers may terminate the agreement. The terms of the acquisition agreement are summarised in the prospectus lodged by the Company earlier today, details about which are set out below.

Prospectus for placement offer and entitlements offer

Earlier this year the Avastra directors' proposed an entitlements offering which for a number of corporate and legal reasons was cancelled. As a board, we were committed to ensure that at the earliest opportunity we would make available to shareholders the chance to participate in a pro rata capital raising to ensure that you, the shareholders, could participate in this new corporate direction.

The Company has lodged a prospectus today for an entitlements offer, under which we are offering shareholders the opportunity to subscribe for 1 new share for every 2 held as at the record date at a price of 20c (further details are in the prospectus). Shareholders may also apply for additional shares but the directors may scale back applications for additional shares in their absolute discretion.

The proposed use of funds is set out in the prospectus and includes acquiring Sleepwell, opening new sleep centres, the purchase of more US based sleep centres and for working capital.

We believe that there will be more transactions, as we indicated at the recent Extraordinary General Meeting of shareholders held on the 29th August 2006, and we will keep our shareholders updated regarding future acquisitions.

As a Board we are focused and committed to the continued acquisition of more US based sleep centres as a means to provide an increase in shareholder wealth and ultimately a more valuable company.

AVASTRA

The placement offer and entitlements offer will assist Avastra in the early steps in this most exciting corporate process.

The entitlements offer is conditional on ASX agreeing to reinstate the Company's shares to official quotation. This is likely to be once the Sleepwell acquisition has closed and the Company has otherwise complied with Chapters 1 and 2 of the ASX Listing Rules.

A copy of the prospectus is available on Avastra's website www.avastra.com.

For further information please contact the Company Secretary on 02 9888 7184.

A prospectus regarding the entitlement offering will be forwarded to individual shareholders in due course.

Yours faithfully

Guy Aird
Director

Avastra Ltd ABN 47 094 446 803
Riverside Corporate Park, 11 Julius Ave North Ryde NSW 2113 AUSTRALIA
phone: (61) 2 9888 7184, fax: (61) 2 9889 4895
info@avastra.com www.avastra.com

Avastra Ltd

Prospectus

October 2006

For a placement of 19,000,000 New Shares at an issue price of $0.20 per New Share to parties nominated by the Directors, to raise approximately $3,800,000 (**Placement Offer**)

and

a non-renounceable non-underwritten entitlement offer of New Shares on the basis of 1 New Share for every 2 Shares held at an issue price of $0.20 per New Share to raise up to approximately $5,160,000 (**Entitlements Offer**)

Investment in New Shares offered by this Prospectus should be considered speculative.

Important Notice

The Placement Offer is an invitation to specified investors only to subscribe for ordinary shares (**"New Shares"**) in Avastra Ltd ABN 47 094 446 803 (the **"Company"** or **"Avastra"**). The Entitlements Offer is an invitation to Shareholders as at the Record Date to subscribe for New Shares.

This Prospectus is dated 5 October 2006. A copy of this Prospectus has been lodged with ASIC on that date. ASIC takes no responsibility for the contents of this Prospectus.

No Shares will be issued or allotted on the basis of this Prospectus later than 13 months after the date of this Prospectus.

ASX

Avastra will within 7 days after the date of this Prospectus, apply to ASX for quotation of the New Shares. ASX takes no responsibility for the contents of this Prospectus. The fact that ASX may quote the New Shares is not to be taken in any way as an indication of the merits of Avastra.

The Entitlements Offer is conditional on ASX agreeing to grant quotation of the New Shares. The Company's Shares are currently suspended from quotation on ASX pending the Company satisfying the requirements in Chapters 1 and 2 of the Listing Rules and ASX agreeing to re-admit the Company's Shares to quotation.

The Placement Offer is not conditional on ASX agreeing to grant quotation of the New Shares offered under that Offer. However if the New Shares are not admitted to quotation within 3 months after the date of this Prospectus then the issue of New Shares to Placees is void under section 723(3) of the Corporations Act and the Company will return the money received from Placees as soon as practicable.

Entitlements

The Entitlements Offer is non-renounceable so Entitlements may not be sold. If you decide not to take up your Entitlements they will lapse and form part of the shortfall.

Individual Applicants are responsible for determining their allocations of New Shares before trading in them. Placees and Eligible Shareholders trade New Shares before receiving confirmation of their allocation at their own risk.

Shareholders who take no action in respect of their Entitlements will receive no benefits. An Entitlement and Acceptance Form is enclosed with this Prospectus.

General

The Offers do not take into account your investment objectives, financial situation and particular needs. Before deciding to invest in Avastra, you should read and understand the entire Prospectus and, in particular, in considering Avastra's prospects, you should consider the risk factors that could affect Avastra's performance. You should carefully consider these factors in light of your personal circumstances (including financial and taxation issues) and seek advice from your professional adviser before deciding to invest. Investing in Avastra involves risks. See 'Risk Factors' in Section 6 for a discussion of certain risk factors that you should consider before deciding to invest in Avastra.

No person is authorised to give any information or to make any representation in connection with the Offers that is not contained in this Prospectus or has not been released to ASX with the authorisation of Avastra.

The Application Forms accompanying this Prospectus are important. Please refer to the instructions in this Prospectus and the Placement Application Form and/or Entitlement and Acceptance Form, as appropriate, regarding making an application for New Shares. Applications can only be submitted on a valid Application Form that is only available with this Prospectus.

Restrictions on distribution

This Prospectus does not constitute an offer or invitation in any place in which, or to any person to whom, it would not be lawful to make such an offer or invitation. No action has been taken to lodge this Prospectus in any jurisdiction outside of Australia or to otherwise permit a public offering of New Shares in any jurisdiction outside Australia. This Prospectus is not to be distributed in, and no offer of Shares is to be made in, countries other than Australia other than in accordance with the laws of that country.

The New Shares have not been and will not be registered under the US Securities Act of 1933 and may only be offered, sold or resold in, or to persons in, the United States in accordance with an available exemption from registration. Accordingly, the Offers are not being made in the United States. In addition, applications may not be made by any person who cannot make the representation and warranty set out in Section 1.9 to the effect that it is not in the United States and is not acting for the account or benefit of a person in the United States (subject to certain exceptions) or, if applicable, who does not agree to the restrictions on resale in, or to persons in, the United States specified therein.

It is the responsibility of any Applicant to ensure compliance with any laws of a country relevant to their Application. Return of a duly completed Application Form will be taken by Avastra as a representation that there has been no breach of such laws.

Electronic Prospectus

This Prospectus is available in electronic form at www.avastra.com. This Prospectus is only available in electronic form to residents of Australia. Persons who access the electronic version of this Prospectus should ensure that they download and read the entire Prospectus. The Corporations Act prohibits any person from passing any Application Form on to another person unless it is attached to a hard copy of the Prospectus or the complete and unaltered electronic version of this Prospectus. A paper copy of this Prospectus is available free of charge to any person in Australia by telephoning the Registry on 1300 855 080.

Exposure Period

The Corporations Act prohibits Avastra from processing Application Forms in the seven day period after the date of lodgement of this Prospectus with ASIC. This period may be extended by ASIC by up to a further seven days. This period is an exposure period to allow the Prospectus to be examined by market participants prior to the raising of funds. That examination may result in the identification of deficiencies in the Prospectus, in which case any Application received may need to be dealt with in accordance with section 724 of the Corporations Act. No preference will be conferred on Application Forms received in the Exposure Period.

Definitions, financial amounts and time

Definitions of certain terms used in this Prospectus are explained in the Glossary. All references to currency are to Australian dollars and all references to time are to Sydney time, unless otherwise indicated.

Enquiries

This Prospectus is an important document and should be read in its entirety. If, after reading this Prospectus, you have any questions about the Offers, you should consult your professional financial adviser.

Contents

Summary of the Offers

Issue Price	20 cents per New Share
Shares offered under the Placement Offer	19,000,000
Shares offered under the Entitlements Offer (approx)	25,794,031
Shares on issue following the Offers[1]	**77,382,092**
Options on issue[2]	3,988,506
Total securities on issue following the Offers	**81,370,598**

Notes:

1. *The number of Shares offered under the Entitlements Offer assumes the Placement Offer is fully subscribed. This excludes up to 810,000 Shares which may be issued to the Sellers under the Sleepwell Merger Agreement. Further details are contained in Section 7.3.*

2. *This excludes certain directors' options which the directors intend to exercise before 11 October 2006. For more detail refer to Section 1.10.*

Important dates

Prospectus dated and lodged: Thursday 5 October 2006

Placement Offer

Placement Offer opens (9.00am AEST)	Friday 13 October 2006
Placement Offer closes (5.00pm AEST)	Friday 20 October 2006
Allotment of Shares under Placement Offer	Wednesday 25 October 2006
Expected despatch of holding statements under Placement Offer	Friday 27 October 2006
New Shares expected to commence trading on ASX	Thursday 23 November 2006

Entitlements Offer

Record Date to determine Entitlements under the Entitlements Issue (7.00 pm AEST)	Thursday 26 October 2006
Prospectus and Entitlement and Acceptance Form despatched	Monday 30 October 2006
Entitlements Offer closes (5.00 pm AEST)	Tuesday 14 November 2006
Allotment and issue of New Shares under Entitlements Offer	Wednesday 22 November 2006
Expected despatch of holding statements under Entitlements Offer	Wednesday 22 November 2006
Trading of New Shares expected to commence	Thursday 23 November 2006

Notes:

1. *The above tables are indicative only. Avastra may vary any of the above dates without notice to any recipient of this Prospectus or any Applicant.*
2. *Subject to the Listing Rules, Avastra may close the Offers early or extend the Closing Dates without notice.*
3. *Investors are encouraged to submit their Applications as soon as possible after the relevant Offer opens as it may close at any time without notice.*
4. *Avastra reserves the right to accept late Applications either generally or in particular cases.*
5. *The expected date on which New Shares are expected to commence trading on ASX may vary depending on ASX agreeing to re-admit Avastra's Shares to official quotation. See Section 1.12 for more details.*

Chairman's Letter

5 October 2006

Dear Shareholders and Investors,

Your Directors are pleased to offer you an opportunity to invest in Avastra and participate in the future potential of the Company's proposed new business of acquiring and operating sleep centres.

Avastra is entering a new phase in its history. At the EGM, shareholders approved a material change of business, being a new focus on the field of sleep disorder diagnostics.

The Company has issued this Prospectus for the following key reasons:

- to make the share offers to placees as described in the Notice of Meeting for the Extraordinary General Meeting (**"EGM"**) held on 29 August 2006 and to certain other placees; and
- to give Shareholders the opportunity to participate in a 1 for 2 Entitlements Issue the purpose of which is to raise funds primarily for acquisitions; and
- to comply with the requirements of the Listing Rules consequent on the Company's change in the nature of its activities approved by shareholders at the EGM.

The Entitlements Issue is not underwritten and there is no minimum subscription amount. The Company has incorporated a top up facility whereby Eligible Shareholders may apply for additional New Shares in excess of their Entitlement at the same price. To the extent there is any shortfall under the Entitlements Issue, the Company may seek to place any shortfall with institutional and sophisticated investors chosen by the Company.

Montgomery Pacific Group, LLC, a Californian investment bank, as advisers to the Company, investigated a number of different areas for possible acquisitions by the Company and highlighted a specific target area for the Company as sleep disorder diagnostic services.

Sleep centres, which diagnose sleep disorders such as insomnia and sleep apnoea, are a growing industry in the United States. There are over 3,000 sleep centres in the United States.

In accordance with the requirements of the Listing Rules, the Directors called the EGM to obtain shareholder approval to a change in the nature and scale of the business so that the Company can pursue this opportunity, including the acquisitions of Sleepwell, for which a binding acquisition contract has been entered into, and CSS Laboratories. Since then, we have identified an additional attractive target, Pacific Sleep Medicine.

The Board has resolved to either out-licence the BioWeld® Technology to a third party for development, or to sell that technology to a third party.

Subsequent to the successful EGM, the ASX suspended trading in the shares of the Company pending the Company complying with all the requirements of the Listing Rules as if Avastra was being listed for the first time. One of those requirements is to lodge a prospectus.

This Prospectus contains detailed information on Avastra and its plans for its sleep diagnostic centre business. Investors and Shareholders made offers under this Prospectus should read it carefully before making their investment decision.

In relation to the Entitlements Offer, your Directors draw your attention to the courses of action available to you as set out in Section 1.7. Your Entitlement to New Shares is set out on the accompanying Entitlement and Acceptance Form.

On behalf of the Directors of Avastra, I commend this investment opportunity to you.

Yours sincerely

Gregory Fagan
Chairman

1. THE OFFER

1.1 General

The Company is making two separate Offers under this Prospectus. You should read this Prospectus in its entirety before deciding to complete and lodge an Application Form for the appropriate Offer.

The Entitlements Offer is conditional on ASX agreeing to grant official quotation to the New Shares. The Placement Offer is not conditional on quotation but if the New Shares are not admitted to quotation by ASX within 3 months after the date of this Prospectus, the Corporations Act states that any share issues under the Placement Offer is void and the Company will return the relevant Application Money to Placees.

ASX has indicated that it is unlikely to grant official quotation to the Shares (including the New Shares) until the Sleepwell Merger Agreement has closed and Avastra has acquired Sleepwell. See Section 7.3 for a summary of the key conditions to closing of the Sleepwell Merger Agreement.

1.2 Placement Offer

The Placement Offer of up to 19 million New Shares at $0.20 per New Share to raise up to $3.8 million (before costs) comprises:

- an offer of up to 12 million New Shares to primarily sophisticated and institutional investors who have received a personal invitation to invest from Avastra, as approved at the EGM on 29 August 2006; and
- an offer of 2.5 million New Shares to New Millennium Fund, as approved at the EGM on 29 August 2006; and
- an offer of up to 4.5 million New Shares to primarily sophisticated and institutional investors who have received a personal invitation to invest from Avastra under Avastra's available capacity under Listing Rule 7.1 to issue Shares without Shareholder approval.

If you have been nominated by the Directors and you wish to subscribe for Shares under the Placement Offer, please complete the PLACEMENT APPLICATION FORM.

1.3 Entitlements Offer

Avastra is offering, by way of a 1 for 2 non-renounceable Entitlements Issue, approximately 25,794,031 New Shares at an Application Price of $0.20 per New Share to each Eligible Shareholder to raise up to $5.16 million (before costs). Your Entitlement is shown on your personalised ENTITLEMENT AND ACCEPTANCE FORM.

Fractional entitlements will be rounded up to the nearest whole number of New Shares. For this purpose, holdings in the same name are aggregated for calculation of Entitlements. If Avastra considers that holdings have been split to take advantage of rounding, Avastra reserves the right to aggregate holdings held by associated Shareholders for the purpose of calculating Entitlements.

Eligible Shareholders may apply for Additional New Shares in accordance with Section 1.7.

Shareholders are not obliged to take up their Entitlements but those who do not do so will have their percentage shareholding in the Company diluted.

1.4 Offers not underwritten and no minimum subscription

Neither the Placement Offer nor the Entitlements Offer is underwritten and there is no minimum subscription amount under the Offers.

1.5 Purpose of the Offers - Use of Proceeds

The purpose of the Offers is to:

- raise funds for Avastra to use to achieve its objectives (see the summary of the proposed use of proceeds below);
- comply with the requirements of ASX, on a change of nature and scale of activities.

The proposed use of funds from the Offers is as follows[1]:

Description	$	$
Approximate cash as at 29 September 2006	3,500,000	
Placement Offer	3,800,000	
Entitlements Offer	5,158,806	
Total approximate cash after Offers		**12,458,806**
Sleepwell Acquisition - up front payment	(1,080,000)	
Costs of Offers	(676,617)	
Expansion of acquired business - year 1	(1,286,000)[3]	
Expansion of acquired business - year 2	(1,286,000)[3]	
Working capital - year 1	(2,054,167)[4]	
Working capital - year 2	(1,734,444)[4]	
Subtotal use of proceeds		**(8,117,248)**
Balance Available for deferred consideration for Sleepwell acquisition[2] and initial and deferred consideration for other acquisitions		**4,341,558**

Notes:

1. This table does not include any incoming cash flows from acquisitions as part of regular business operations as the Company is not in a position to provide accurate forecasts of future cash flows from businesses it has not yet acquired. Figures assume the Offers are both fully subscribed.

2. Deferred consideration for the Sleepwell acquisition will be payable in accordance with an earnings-based formula, details of which are set out in Section 3.5. As the size of these payments is dependent upon the amount of future earnings the Directors are not in a position to provide reliable forecasts of the amounts which may be payable. Figures included above are based on historical performance of the businesses proposed to be acquired, as disclosed in due diligence investigations.

3. These planned expansion costs consist of the costs of opening four new six bed sleep centres in the two year period at an average initial cash cost of $643,000 each.

4. *Working capital costs include holding company director and executive costs, adviser costs, listing costs, corporate headquarters, audit and legal costs and do not include operating costs of any acquired business which are intended to be funded from revenue from business operations.*

Even if no funds are raised under the Offers, the Company will have enough working capital to carry out its stated objectives of acquiring Sleepwell under the Sleepwell Merger Agreement but will not have sufficient working capital to expand the business as currently planned. On completion of the Placement Offer, assuming it is fully subscribed, the Company will have enough working capital to carry out its stated objectives of acquiring both Sleepwell under the Sleepwell Merger Agreement and CSS Labs under the current terms in the CSS Letter of Intent. To the extent the Offers are less than fully subscribed, the Company will have less capacity to make further acquisitions, including CSS Labs and PSM, and to expand any acquired businesses in the short term.

If the Company is not able to enter into binding agreements to complete any one or more of the acquisitions of CSS Labs or PSM, as summarised in Section 3.5, on terms satisfactory to it, then the Board may seek other suitable acquisitions of sleep centres and to use the funds raised for those other acquisitions.

1.6 How to Apply for Shares - Placement Offer

To apply for Shares under the Placement Offer, you must complete the Placement Application Form accompanying this Prospectus in accordance with the instructions on that form. Placement Applications will only be accepted on the Placement Application Form accompanying this Prospectus.

Placement Applications must be for no more than the number of New Shares in the allocation notified by Avastra to each investor, unless otherwise determined by Avastra.

Avastra reserves the right to scale back applications either at their discretion or if issuing the number of New Shares applied for may breach the shareholding provisions of Chapter 6 of the Corporations Act or any other law.

The Placement Application Form must be accompanied by a cheque(s) or bank draft(s) in Australian dollars drawn on an Australian branch of an Australian bank for the value of the New Shares for which Application is made. All cheques must be made payable to "Avastra Ltd Holding A/C" and crossed "not negotiable". Payment may be made electronically by prior arrangement with Avastra.

Sufficient cleared funds must be held in your account as cheques returned unpaid or transfers returned unsatisfied may not be re-presented or re-processed and may result in your Application being rejected.

The Application Monies are payable in full on Application. No stamp duty or brokerage is payable by Applicants. All Application Monies will be held on trust for Applicants in a special purpose account established by Avastra until the New Shares are allotted or, if the New Shares are not allotted, until the Application Monies are returned to the Applicants. The Company will also retain those funds in that account until approval is received from ASX for the quotation of those Shares.

Application Monies will be fully or partially refunded where:

- an Application is rejected or accepted in part only; or

- the Placement Offer is withdrawn and/or cancelled.

No interest will be paid on any Application Monies refunded. Avastra is entitled to receive all interest earned from the Application Monies.

Completed Placement Application Forms, together with the cheque(s) or bank draft(s) for the Application Monies or confirmation of electronic transfer of funds, should be returned to the Company's Share Registry by no later than 5.00pm AEST on the Placement Closing Date.

1.7 How to apply for your Entitlement under the Entitlements Offer

The number of New Shares to which Eligible Shareholders are entitled under the Entitlements Offer (your Entitlement) is shown on the accompanying Entitlement and Acceptance Form.

If you do not take up your Entitlement, then your percentage holding in the Company will be diluted.

Eligible Shareholders may:

- take up all of your Entitlement and, if you wish, apply for Additional New Shares;
- take up part of your Entitlement and allow the balance to lapse; or
- allow all or part of your Entitlement to lapse.

Non-qualifying Foreign Shareholders may not take any of these steps.

Taking up all of your Entitlement and Additional Shares

If you wish to take up all of your Entitlement, complete the accompanying Entitlement and Acceptance Form for New Shares in accordance with the instructions set out in that form.

If you have applied to take up all of your Entitlement, you may also apply for Additional New Shares by completing the relevant section of the Entitlement and Acceptance Form.

You should then forward your completed Entitlement and Acceptance Form together with your Application Money to reach the Company's Share Registry no later than 5.00 pm on the Entitlements Closing Date.

The Directors reserve the right in their absolute discretion to scale back or reduce to zero the number of Additional Shares applied for by any Eligible Shareholder and excess Application Money will be refunded without interest.

Taking up part of your Entitlement and allowing the balance to lapse

If you wish to take up part of your Entitlement and allow the balance to lapse, complete the accompanying Entitlement and Acceptance Form for the number of New Shares you wish to take up and follow the steps set out above for acceptance of all of your Entitlement. If you take no further action, the balance of your Entitlement will lapse and you will receive no payment in respect of it.

Allow all or part of your Entitlement to lapse

Entitlements are non-renounceable, so Eligible Shareholders who do not wish to accept some or all of their Entitlement cannot sell or trade all or part of their Entitlement. You will receive no payment for any part of your Entitlement which lapses.

Payment

The Application Price for New Shares is payable in full on application by a payment of $0.20 per New Share. The Entitlement and Acceptance Form must be accompanied by a cheque or bank draft for the Application Monies.

Cheques or bank drafts must be drawn in Australian currency on an Australian bank and made payable to "Avastra Ltd Holding A/C" and crossed "Not Negotiable". Applicants must not forward cash. Receipts for payment will not be issued.

You should ensure that sufficient funds are held in relevant account(s) to cover the cheque(s). If the amount of your cheque(s) for Application Money is not sufficient to pay for the number of New Shares you have applied for, you may be taken to have applied for such lower number of New Shares as your cleared Application Money will pay for or your Application may be rejected.

CHEQUES SHOULD BE MADE PAYABLE TO "AVASTRA LTD HOLDING A/C" AND CROSSED "NOT NEGOTIABLE".

General

Applicants may only sell or otherwise deal in Additional New Shares subsequent to receipt of shareholding statements confirming the number of Additional New Shares allotted to a particular Shareholder and the commencement of trading of New Shares on ASX.

If you have any questions about your Entitlement please contact the Company's Share Registry. Alternatively, contact your stockbroker or other professional adviser.

No brokerage or stamp duty is payable by Shareholders who accept their Entitlement to New Shares.

1.8 Shortfall Shares and management fees

The Company may place any Shortfall Shares with institutional and sophisticated investors known to the Company within three months after the Entitlements Closing Date at the same issue price as under the Entitlements Issue. The Company may agree at its discretion to pay management/advisory fees and/or procurement fees of up to an aggregate of 5.4% of the total proceeds of the Entitlements Issue, exclusive of GST, to brokers or third parties (including Stanmore Capital Partners/Montgomery Pacific - see Section 7.4 for more details) in connection with the management of the Entitlements Offer and obtaining subscriptions for Shortfall Shares on the Company's behalf.

1.9 Treatment of Overseas Shareholders

The Entitlements Offer in this Prospectus is not being extended to any Shareholder whose registered address is not situated in Australia or New Zealand because of the small number of such Shareholders, and the cost of complying with applicable regulations in jurisdictions outside Australia and New Zealand. The Prospectus is sent to those Shareholders for information only.

The Entitlements Offer contained in this Prospectus to Eligible Shareholders with registered addresses in New Zealand is made in reliance on the Securities Act (Overseas Companies) Exemption Notice 2002 (New Zealand). Members of the public in New Zealand who are not existing Shareholders on the Record Date are not entitled to apply for any New Shares.

Recipients may not send or otherwise distribute this Prospectus or the Entitlement and Acceptance Form to any person outside Australia (other than to Eligible Shareholders).

Neither the Entitlements nor the New Shares have been or will be registered under the US Securities Act of 1933 and may only be offered, sold or resold in, or to persons in, the United States in accordance with an available exemption from registration. Accordingly, the Entitlements Offer is not being made in the United States and Entitlements will not be distributed to holders of Shares with registered addresses in the United States. In addition, Entitlements may not be exercised by any Shareholder who cannot make the representations and warranties set out below.

Each Applicant under the Entitlements Offer or the Placement Offer will be taken to have represented, warranted and agreed as follows:

- the Applicant is an Australian or New Zealand citizen or is a resident in Australia or New Zealand located in Australia or New Zealand at the time of such Application and is not acting for the account or benefit of a person located outside Australia or New Zealand;
- the Applicant will not offer or sell the New Shares in any jurisdiction except in compliance with all applicable laws in the jurisdiction which such New Shares are offered and sold;
- it understands that the Shares have not been and will not be registered under the US Securities Act; and
- either (1) it is not engaged in the business of distributing securities or (2) if it is, it agrees that it will not offer or resell in the US or to a US Person (a) any Shares it acquires under an Offer at any time or (b) any Shares it acquires other than under an Offer until 40 days after the date on which the Shares are allocated under the Offer, in either case other than in a transaction meeting the requirements of Rule 144A; this will not prohibit any sale of Shares on ASX if neither the seller nor any person acting on its behalf knows, or has reason to know, that the sale has been pre-arranged with, or that the purchaser is, a person in the US or a US Person.

1.10 Shares and options on issue

The Shares and options on issue immediately before and following completion of the Offers are set out in the table below.

	Shares	Options	Total Securities
Current position	30,588,061	3,988,506	34,576,567
Shares issued on exercise of Directors' options	2,000,000		2,000,000
Placement Offer	19,000,000	0	19,000,000
Entitlements Offer	25,794,031	0	25,794,031
Total	**77,382,092**	**3,988,506**	**81,370,598**

Notes:

1. *The Directors intend to exercise all 2,000,000 outstanding Directors' options before they expire on 11 October 2006. Therefore, these options have been counted as if they had been exercised.*

2. *Assuming the Entitlements Issue and the Placement Offer are each fully subscribed. Apart from the 2,000,000 Director options which are taken into account in the above table, there are 3,988,506 vested Options on issue which may be exercised before the Record Date. If all vested Options are exercised before the Record Date the maximum number of New Shares issued under the Entitlements Issue will increase by 1,999,253. The Company will round up the number of New Shares to be issued under the Entitlements Issue to the nearest whole number in respect of each Shareholder. The actual number of New Shares is likely to increase but the amount of the increase is not able to be calculated as at the date of this Prospectus.*

3. *This table excludes up to 810,000 Shares which may be issued to the Sellers under the Sleepwell Merger Agreement. Further details are contained in Section 7.3*

1.11 Allotment

An Application constitutes an offer to subscribe for New Shares on the terms and conditions set out in this Prospectus. Avastra, reserves the right to:

- reject any Application that has not been correctly completed, or is accompanied by cheques that are dishonoured or payments that have not cleared by the close of the Offer; and
- reject any Application which may result in a breach of the law.

If an Application is rejected or accepted in part only, the relevant part of the Application Monies will be refunded. No interest will be paid on any Application Monies refunded.

1.12 ASX Listing

Avastra will apply within seven days after the date of this Prospectus for quotation of the New Shares on ASX. If the New Shares are not admitted to quotation within three months after the date of this Prospectus, Application Monies will be refunded to the Applicant as soon as practical (without interest).

In addition to the application for quotation, in relation to Avastra's change in nature and scale of activities, ASX requires Avastra to satisfy ASX that it has complied with the conditions for admission to the Official List in Chapter 1 of the Listing Rules and the conditions for quotation of securities on admission in Chapter 2 of the Listing Rules as if it were a new listing. This includes having an adequate spread of shareholders holding marketable parcels.

ASX has indicated that it is unlikely to grant official quotation to the Shares (including the New Shares) until the Sleepwell Merger Agreement has closed and Avastra has acquired Sleepwell. See Section 7.3 for a summary of the key conditions to closing of the Sleepwell Merger Agreement.

The Company expects to be able to satisfy ASX's conditions after completion of the Offers and for its Shares to be permitted to resume trading on ASX.

1.13 Right to Vary or Withdraw Offers

Avastra may vary any of the dates set out in the Prospectus relating to the Offers, without notice to any recipient of the Prospectus or any Applicant. This includes, although is not limited to, varying the Closing Dates.

Avastra may terminate one or both of the Offers, in which case all relevant Application Monies will be returned (without interest) to the respective Applicants.

1.14 Dividend policy

The Company seeks to provide the prospect of future dividends from profitable operation of sleep diagnostic services and related activities. However, the Directors are unable to predict the timing of dividend payments, if any, as this will depend on successful implementation of its acquisition strategy, successful and profitable operation of sleep diagnostic services businesses acquired and the future financial position of the Company.

1.15 Risk Factors

There are a number of factors, both specific to the Avastra business and of a general nature, which may affect the future operating and financial performance of Avastra and the outcome of an investment in Avastra. There can be no guarantee that Avastra will achieve its stated objectives, that forecasts will be met or that forward looking statements will be realised.

Specific risk factors that may affect Avastra's business operations include:

- Low barriers to entry and competition, including new competition from changes in US medical insurance practices such as in home ambulatory testing.
- Inability to acquire and grow appropriate businesses in accordance with the Company's business plan.

- Potential unreliability of unaudited information provided by businesses acquired by Avastra.
- Reliance on advisers and consultants to implement its business strategy.
- Inability to attract and retain competent management with the relationships and networks required to be successful.
- Inability to raise capital.
- Change in rates of reimbursement, or the elimination of reimbursement, by insurance providers.
- A change in the treatment of sleep disorders, or a change in the method or need to test patients before prescribing treatment.
- Changes in government regulations could affect reimbursement by insurers, as well as barriers to entry.
- Currency risk as the primary source of revenue and profits for this business will be in US Dollars.
- Changes to US laws, including tax laws.
- General risks of investing in the share market, general economic conditions and one off events beyond the Company's control.

Before deciding to invest in Avastra, potential investors should read the entire Prospectus and, in particular, should carefully consider the full description of the above risk factors set out in Section 6.

1.16 Taxation

The Australian taxation consequences of any investment in New Shares will depend upon the investor's particular circumstances. Investors should make their own enquiries concerning the taxation consequences of an investment in Avastra and seek professional advice.

1.17 Enquiries

If you require assistance to complete an Application Form or require additional copies of this Prospectus, you should contact the Registry.

If you are unclear in relation to any matter or are uncertain as to whether Avastra is a suitable investment for you, you should seek professional advice from your stockbroker, lawyer, accountant or other professional adviser.

2. INDUSTRY OVERVIEW

Avastra is embarking on a business of acquiring and operating sleep diagnostic centres in the United States of America.

This section includes information on the market for these services in the United States of America.

2.1 Market Description

Sleep medicine is an emerging and expanding field. It is increasingly recognised as a field that is vital in addressing the growing trend of chronic sleep disorder and wakefulness currently affecting between 50-70 million Americans today.

There is now widespread medical recognition of Sleep Disorder Breathing (**SDB**) and its impact on the physical and mental health of the individual. Recent literature now connects SDB with stroke, hypertension, psychiatric disorders, heart attack, and impotence. Sleep disorder, or somnipathy, is disruption in a person's sleep pattern that can interfere with mental and emotional function.

A further example of the adverse effects of sleep disorders and deprivation is the effect on car crash injuries. A study by the Institute of Medicine (**IOM**) of the National Academies' Committee on Sleep Medicine and Research, released in April 2006 and entitled "*Sleep Disorders and Sleep Deprivation: An Unmet Public Health Problem*" (**IOM Study**) states that almost 20 percent of serious car crash injuries have been attributed to driver sleepiness.

It is estimated that 25% of American children ages 1 through 5 have sleep disturbance; about 250,000 people suffer from narcolepsy; more than 50% of Americans age 65 and older have a sleep disorder; disturbed sleep is one of the most frequently cited issues by caretakers for the Institution for Older Americans.

A large and growing market

The number of physician office visits in the US for sleep apnoea, insomnia, restless leg syndrome, narcolepsy, and other major sleep disorders increased from 1,046,927 in 1990 to 6,216,000 in 2001. This is approximately a 493% increase in physician visits due to sleep disorders.

The National Heart, Lung, and Blood Institute (**NHLBI**), a United States Government agency, estimates that sleep disorders add $15.9 billion dollars to the national healthcare bill. This estimate does not include the cost of accidents, loss of work, or other effects of this issue.

Current estimates suggest that sleep disorders will affect 80 million individuals in the US by 2010 and will increase to 100 million individuals by 2050. At present, only a small percentage of the affected population has been tested or received treatment.

Approximately 60% of the disorders are chronic. The most prevalent disorder is insomnia followed by Obstructive Sleep Apnoea (**OSA**). Insurance companies typically require a sleep study for an OSA treatment.

The IOM Study, released in April 2006, claims six million people suffer moderate to severe SDB such as OSA. OSA, the most common SDB, is a disorder caused by airway obstruction resulting in recurrences of cessation in breathing for brief periods of time during sleep. OSA has been estimated to cost Americans US$42 million annually for hospitalisation.

There has been a commercial effort to introduce products to test and treat SDB, as evidenced by continued growth of the sleep disorder diagnostic and therapeutics market. For example, the worldwide sleep apnoea therapeutics market is expected to rise from US$1 billion in 2007 to $2 billion in 2012.

2.2 Diagnosing Sleep Disorders

Generally, an individual seeking treatment for the symptoms of OSA is referred by a general practitioner to a specialist for further evaluation. The doctor will first send the patient to a specialist or a lab for diagnosis and then prescribe the therapeutic for the patient. The diagnosis of OSA typically requires monitoring the patient during sleep. The primary method for diagnosing OSA at present is to have the patient undergo a sleep study, known as polysomnography (**PSG**), the "gold standard" in sleep test. In the United States, in order to have Medicare or private insurance companies reimburse a patient for a CPAP, which is the most common therapeutic device, a PSG must take place at a facility-based sleep test laboratory.

2.3 The economics of sleep centres

The demand-side of the sleep centres market is strong and growing in the United States. As awareness by the medical professions and the public of sleep disorders such as sleep apnoea grow, it can be expected that the demand for diagnostic services will increase. The IOM expects growth in demand for sleep tests to rise as increased awareness rises amongst the medical profession, and patients having greater access to physicians and clinicians trained in performing PSG.

The IOM estimates that less than 20% of the population suffering SDB is being diagnosed.

Revenues for sleep centres in 2004 have been estimated at $US1.63 billion and have been forecast to reach as much as $US4.43 billion by 2011, equivalent to an estimated 15.4% in compound annual growth rate, lending further support to the directors' view that the market will continue expanding.

This strong demand is being served by mostly small operator-owned businesses or hospital owned facilities. There are currently over 3000 sleep test labs in the United States. IOMs study indicated there were an estimated 1,292 sleep centres or laboratories in the US in 2001, of which only 39 percent are accredited by the American Academy of Sleep Medicine. It is estimated that there were only 100 sleep test labs in 1985.

The supply-side market is fragmented, and is also inadequate in servicing the growing need for diagnosing OSA. Generally, this results in long backlogs for patients seeking diagnosis. There is typically a backlog just in diagnosing sleep apnoea that requires a PSG and the wait can be up to 10 weeks or longer. This is one of the key drivers for the business opportunity for Avastra.

There is a small part of the market that provides sleep diagnostic testing in the patient's home, known as ambulatory testing. At present, medical insurers insist on overnight sleep centre tests because unattended in-home sleep tests have not provided sufficient evidence and data to cover the aging population. Therefore, the ambulatory testing market is small. However, the Company believes that many factors, including constant improvements in ambulatory testing equipment and the desire of insurers and other payors to reduce testing costs, will cause in home ambulatory testing to continue to gain market share.

The Company intends to address this segment of the market by targeting providers of ambulatory testing for acquisition and using integrated marketing efforts through its planned network of sleep centres to promote a home testing service.

The Board believes that each industry participant group suffers as a result of the market fragmentation:

- Insurers – The Board has concluded that within the US health insurance companies, CPAP devices and sleep diagnostics account for one the fastest growing expenditures. It is thought that an organised approach to the diagnostic expenditures in sleep would yield large cost savings for these insurers. They seem to prefer a standardised system for interacting with sleep centres, but cannot do so easily without a market leader. When a market leader is large enough, it can implement a standardised protocol, reporting and billing system that can make an impact on cost savings.

- Doctors – The Board believes based on anecdotal evidence that some doctors may have a concern about consistency of quality among sleep centres. Many centres are unaccredited.

- Manufacturers – A backlog in diagnosis slows down therapeutic sales. Their interests are likely to be served by more beds and having a market leader that may have influence on "buy" decisions.

3. AVASTRA BUSINESS PROFILE

3.1 Overview

Avastra is entering a new phase in its history. Shareholders have approved a material change of business, being a new focus on the field of sleep diagnostics.

Stanmore Capital Partners, LLC and Montgomery Pacific Group, LLC, Californian investment banks, as advisers to the Company, investigated a number of different areas for possible acquisitions by the Company and highlighted a specific target area for the Company as sleep diagnostic services.

Diagnosis from a sleep centre is often required before medical insurers in the United States will reimburse the purchase price for devices purchased to treat sleep disorders. The Directors have reason to believe that the sleep disorder market may grow, due to demographic factors such as obesity and aging, and current under-diagnosis of sleep disorders.

In accordance with the requirements of the Listing Rules, the Directors called the EGM to obtain shareholder approval to a change in the nature and scale of the business so that the Company can pursue this opportunity.

The Board has resolved to either out-licence the Company's BioWeld® Technology to a third party for development, or to sell the technology to a third party, subject to shareholder approval.

3.2 Acquisition strategy

The Directors plan to acquire multiple sleep centres in the United States and develop a critical mass. Target centres would generally have at least a two year operating history.

The Company will seek to acquire companies in a geographic region that have multiple centres that are attractively priced. After establishing a presence in a given geographic region, the Company may acquire single centre locations nearby or evaluate the possibility of opening new centres in the same area.

In general, the Company will approach acquisitions with the philosophy that it should be able to acquire profitable private businesses with a price to earnings multiple that is below expected price to earnings multiples of a public company. The Company will then seek to enhance the profitability and performance of the acquired centres by using common marketing, billing, and administration to increase efficiency. At the same time, the Company will attempt to enhance sales through relationships with parties that can increase referrals to the centres.

The Company also intends to address the home testing segment of the market by targeting providers of ambulatory testing for acquisition and using integrated marketing efforts through its planned network of sleep centres to promote a home testing service.

The Company has executed a conditional acquisition agreement for one acquisition and two non-binding letters of intent in relation to potential acquisitions as at the date of this Prospectus. A summary of the first acquisition and the potential acquisitions and acquisition terms is set out below at section 3.5. The first acquisition is of a company operating sleep centres in Portland, Oregon and Salt Lake City, Utah. The potential acquisitions are of a company based in Northern California and a company based in Southern California. Each

potential acquisition is subject to entry into formal purchase agreements and completion by the Company of due diligence investigations.

The Directors are continuing to explore acquisition opportunities in accordance with the Company's acquisition strategy and may enter into similar conditional letters of intent before the expiry of this Prospectus. The Company has executed non-disclosure agreements with more than ten additional targets, and has engaged in preliminary negotiations with several other potential targets regarding acquisitions. The Directors believe that, even if none of the current proposals result in binding acquisition agreements, there are sufficient other acquisition opportunities to execute the Company's objectives.

3.3 Growth of sleep centres

Avastra's strategy is based on its view of the market and business plan which includes the following conclusions of management. Further information on the industry is contained in Section 2.

- *Strong and growing market for sleep disorder diagnosis.*
- *Diagnosis is a pre-requisite for insurance reimbursement in the USA for treatment.*
- *The sleep centres market is highly fragmented with no nationwide leader.*
- *Strong economic relationships with manufacturers, insurance companies and other market players can enhance performance.*
- *Cost savings and revenue enhancement opportunities through combination.*

3.4 Business model

Overview

The central theme of the plan is acquisition of established centres. This plan can be acquisition driven because of the rich field of targets in a fragmented market. There are many "stand alone" centres in the United States. The majority of these are owned and operated individually. There are few, if any, large and well capitalized sleep centre companies that would compete for acquisitions.

Cost Savings

Once the centres are acquired, certain systems can be centralised and costs can be saved by attaining scale. One method of savings is through effective systems integration. The Company's management understands how to make information flow and billing more efficient using information systems.

Revenue Enhancement

One compelling advantage to acquiring a critical mass of centres around the country lies with the marketing and sales potential for the Company. The relationships the current management team has with insurers, manufacturers, and physician groups can be tapped to gain revenue, so long as the Company offers a high quality, cost-effective service.

Lowering transaction costs to other providers and ensuring a quality test will differentiate the Company from the smaller, less capitalised and less professional competitors.

3.5 Initial acquisitions

A summary of the acquisition agreement for Sleepwell and the two letters of intent signed by the Company to date are set out below. The terms in the letters of intent are not yet the subject of binding agreements and may change. Some or all of these acquisitions may not proceed.

As the acquisition of Sleepwell Partners, LLC, summarised below, is the only transaction which is the subject of a binding agreement, the pro forma balance sheet in Section 5 assumes that only this acquisition has been completed.

While all transactions will be completed in US dollars, for the purposes of clarity all amounts referred to in this document have been converted to Australian dollars. The conversion has been made assuming a currency conversion rate of AUD$1.00 = US$0.75.

Sleepwell Partners, LLC

In this transaction the Company is dealing with Sleepwell Laboratories, Inc. (**Sleepwell Manager**) which acts as the management entity for three United States based limited liability companies that each own two sleep diagnostic centres, for a total of six sleep disorder diagnostic centres.

The Company has entered into a conditional acquisition (merger) agreement to acquire one limited liability company, Sleepwell Partners, LLC (**Sleepwell**), that owns sleep centres in Portland and Salt Lake City. Those centres already operate on a profitable basis.

The agreement is conditional on approval by the members of Sleepwell, the obtaining of certain third party consents and certain other conditions. For more detail on the Sleepwell Merger Agreement see Section 7.3.

The Company is in discussions to acquire the Houston and Phoenix sleep centres also managed by Sleepwell Manager. These locations are newer, and have not yet achieved profitability.

Avastra's review of the financial records and unaudited accounts of Sleepwell indicates that Sleepwell's:

- unaudited revenues in the financial year ending 31 December 2005 were $3,527,531; and
- unaudited adjusted EBITDA for the same period was $634,307. Avastra has calculated the adjusted EBITDA figure by adding back management fees which in future years will not be charged as an expense.

The following consideration is payable by Avastra:

- $1,080,000 (US$810,000) at closing in cash of which the Sellers may elect to take up to US$162,000 in Avastra Shares (810,000 Shares at US$0.20 per Share); and
- cash equivalent to 15% of monthly revenues of the acquired businesses each month for 36 months after the close.

California Sleep Solutions, LLC (trading as CSS Laboratories).

California Sleep Solutions, LLC, trading as CSS Laboratories, (**CSS Labs**) owns and operates sleep disorder diagnostic centres in Roseville, Redding, Elk Grove and Folsom, California.

Avastra's review of the financial records and unaudited accounts of CSS Labs indicates that its:

- unaudited revenues (adjusted from cash basis to accrual basis) for the financial year ending 31 December 2005 were $3,483,013; and
- unaudited adjusted after tax net profits were $693,333 for the financial year ending 31 December 2005. Adjustments include adding back certain expenses including sole proprietor ownership benefits such as automobile allowances and entertainment expenses.

In this transaction, it is proposed that the Company will acquire 100% of the units in CSS Labs for cash.

The following terms are not yet the subject of a binding agreement and may change or the acquisition may not proceed. Avastra has agreed, subject to the conditions set out below, a consideration based upon an earn out performance which is estimated to be five times the 2005 adjusted after tax net profits set out above, assuming the target operates at the same level of profitability in the next three years. The consideration would be payable as follows:

- a cash payment on closure equal to two times 2005 adjusted after tax net profits;
- thereafter, one times actual adjusted earnings per year for three years provided that actual adjusted after tax net profits in those years are within 10% of 2005 earnings.

If adjusted earnings are below 90% of 2005 adjusted earnings, or above 110% of 2005 adjusted earnings, then the earn out payment would be decreased or increased dollar for dollar by the amount of the variance.

It should be noted that the earn out consideration structure could result in the purchase price of the centres being increased if the centres grow in profitability by:

- continuing to grow revenues as they have in the past, causing earnings to grow; or
- become more profitable by taking advantage of common billing and other savings resulting from consolidation with other centres acquired by the Company over time.

As part of the letter of intent, it is intended that the two principals of CSS Labs will enter into employment agreements with the Company each for a minimum of three years. The final terms of the employment agreement are still subject to negotiation but as an indication each will include a base salary of $133,000 and a bonus and option plan. The agreements will also include a covenant not to compete with the Company for a period of three years after completion of the acquisition.

The letter of intent is subject to conditions. One of these is that CSS Labs will not have any outstanding liabilities for borrowed money, capital leases and indebtedness to related parties. Another is that the Company receives all necessary governmental, regulatory, corporate, and financing approvals together with any third party consents to enter into the transaction.

These terms are not yet the subject of a binding agreement and may change or the acquisition of CSS Labs may not proceed.

Pacific Sleep Medicine, Inc.

Pacific Sleep Medicine, Inc. (**PSM**) owns and operates ten sleep disorder diagnostic centres from San Diego to Oregon.

Avastra's review of the financial records and unaudited accounts of PSM indicates that PSM's:

- unaudited cash basis revenues for the financial year beginning 1 August 2005 through 31 July 2006 were $16,540,192;
- unaudited adjusted after tax, cash basis net profits were at least $1,333,333 for the financial year beginning 1 August 2005 through 31 July 2006. Adjustments include adding back ownership draws and other expenses including sole proprietor ownership benefits such as automobile allowances and entertainment expenses which in future years will not be charged as an expense.

In this transaction, it is proposed that the Company will acquire 100% of the shares in PSM for cash and stock on the following terms. These terms are not yet the subject of a binding agreement and may change or the acquisition may not proceed.

- The initial payment by Avastra would be equal to US$2 million in cash, plus 5 million Shares in Avastra.
- Nine months after the close, Avastra would pay PSM another US$1.5 million.
- Following each of the first 3 anniversaries of the closing of the acquisition, Avastra would be required to pay to PSM an earn out payment. So long as the "Adjusted Net Income" of PSM for the prior twelve month period meets or exceeds US$1 million, Avastra would pay an amount equal to US$1.5 million in cash and issue Avastra Shares with a value of US$1.25 million issued at a 20% discount to the 10 day volume weighted average price up to the relevant anniversary of the close. Each earn out payment would be made 3 months after the relevant anniversary of the close. If Adjusted Net Income falls below or exceeds US$1,000,000 for a 12 month period after the close, the earn out payment for that year would be adjusted.
- A portion of the shares of Avastra that would be issued as part of the purchase price would be subject to such escrow requirements as may be imposed by ASX or by agreement of the parties.
- Subject to a review of loan documentation, Avastra would assume, as part of the transaction, a debt of approximately US$1 million in connection with an earlier acquisition by PSM.

It is likely that the PSM acquisition will require shareholder approval for the equity consideration component and a further capital raising by Avastra. Any agreement to acquire PSM would be conditional on necessary approvals and financing.

3.6 BioWeld® Technology

Avastra was previously focussed on the development of the BioWeld® Tube device. The BioWeld® Tube device is designed to replace surgical sutures in end-to-end anastomosis of blood vessels in free-flap surgery. A free-flap procedure is where healthy autologous tissue is harvested from a donor site on the body to replaced diseased or damaged tissue elsewhere.

As previously announced to shareholders, the human trial of the BioWeld® Tube device was halted by the Company following a complication in the first human patient and some unexpected results in animal trials of the same device.

Following the cessation of human trials, and the consequent delay to the ultimate commercialisation of the BioWeld® Tube device, the Company reviewed its operations and methods of commercialisation. The Directors decided that it is in the best interests of the Company to either licence the BioWeld® technology to a third party or to sell BioWeld® to a third party.

The Directors are investigating licensing and sale opportunities but have not yet concluded any transaction.

4. BOARD AND MANAGEMENT

4.1 Management

The Company will be managed by a team of experienced personnel, the core of which have worked together for the last 9 months on this opportunity. This team will comprise the Executive Operating Committee (**EOC**) and act as the body that executes the strategic plan of the Company.

Because of the nature of the business, which involves an acquisition-driven strategy, the Board believes an EOC is the most effective method to ensure a smooth and orderly integration of the many sleep centres Avastra intends to acquire. This EOC will be lead by George Suda and will include Michael Dalsin and Roger Greene, all of whom are consultants with Stanmore Capital Partners, LLC, the Company's US corporate adviser. There will be two other members of the team: Paul Jobbins (CFO) and a yet to be confirmed operations executive.

George Suda (Chief of the Executive Operating Committee)

Mr Suda was most recently executive vice president and chief information officer of Apria Healthcare (NYSE:AHG), a United States company listed on the New York Stock Exchange with a market capitalisation that exceeded US$1.5 billion when he completed his service.

Mr. Suda worked at Apria Healthcare for 12 years. He has a vast knowledge of the healthcare market in the United States and understands the sleep market intimately. Mr. Suda led the integration of over 200 acquisitions by Apria in the durable medical equipment service provider market. This roll up strategy is very similar to the sleep market in that the acquisitions were small and often owner-operated.

Mr. Suda, as Chief Information Officer for Apria, implemented a highly efficient system for billing insurers resulting in a 14-day payment turn around. His vision is to standardise the diagnostic process and increase data flow to all related parties via technology.

Mr Suda is a Managing Director with Stanmore Capital Partners, LLC which has agreed to provide his services to the Company in accordance with the terms of the agreement summarised in Section 7.3.

Roger Greene (Director and Member of the Executive Operating Committee)

Mr. Greene previously worked with the various funds in the Robert M. Bass Group in Texas as a principal and as general counsel. He participated in a number of their opportunity funds, including Brazos Fund, which purchased $2 billion in assets in the US and Canada, and Lone Star Fund, which has acquired and managed several billions of dollars in assets in North America, Asia and Europe. For Brazos, Mr. Greene was responsible for negotiations on a $300 million purchase of assets from a thrift in Canada, an acquisition of assets of over $100 million that resulted from the merger of two insurance companies, and the securitization of hundreds of millions of dollars of mortgage loans. He is also a director of ASX listed company Resonance Health Limited.

Mr Greene is a Managing Director of Stanmore Capital Partners which has agreed to provide his services to the Company in accordance with the terms of the agreement summarised in Section 7.3.

Michael Dalsin (Director and Member of the Executive Operating Committee)

Mr Dalsin has previously worked in international investment banking and deal-making for investments by Morgan Stanley Managing Director's funds in London, Hong Kong and New York. He was as a lead banker and negotiator for small and medium market ($US15M to $US50M) international acquisitions for both American and English companies. He participated as a key sales person in institutional fundraising for a number of international (micro-capitalization) companies with placements of $US5M to $US10M. He has experience in securing cash flow debt and term debt for small to medium companies and has practice in high yield and convertible debt for the purposes of acquisition. He is also a director of ASX listed company Resonance Health Limited.

Mr Dalsin is a Managing Director of Stanmore Capital Partners which has agreed to provide his services to the Company in accordance with the terms of the agreement summarised in Section 7.3.

Paul Jobbins (Chief Financial Officer) B.Bus (Aca), CA, Gdip AppFin (Finsia)

Mr Jobbins is a chartered accountant and was previously the Chief Financial Officer and Company Secretary for ASX listed company, Reverse Corp Limited. Prior to joining Reverse Corp he worked with Deutsche Bank, HSBC Midland (London) and Mann Judd Chartered Accountants.

4.2 Board of Directors

Gregory Fagan Bec, Dip Fin Planning, CFP, ASIA (Chairman)

Mr Fagan is a non-executive director and Chairman. He is an economics graduate from La Trobe University and has a diploma in Applied Finance and Investment. He has been involved in the investment industry for more than 16 years and specialises in investment and taxation advice for high net worth individuals. Mr Fagan is the Managing Director of FMD Financial Pty Ltd (superannuation financial services advisory group). He has previous experience in the Funds Management industry.

Roger Greene AB Econs, Harvard College, magna cum laude, phi beta kappa; JD Harvard Law School, cum laude (Non Executive Director)

See the summary of Mr Greene's CV in Section 4.1.

Michael Dalsin BSc Economics, University of Wisconsin-Madison (Non Executive Director)

See the summary of Mr Dalsin's CV in Section 4.1.

Dr George Steinfels Ph.D Pharmacology, University of Maryland; MBA, Management & Finance, University of Pennsylvania, Wharton School of Business (Non-Executive Director)

Dr Steinfels has over 25 years experience in the pharmaceutical industry and is currently the Chief Business Officer and Senior Vice President Clinical Development at Rexahn Pharmaceuticals, Inc. He has extensive operational experience in multinational companies that included development of strategic plans to rapidly grow business units through acquisition of existing providers in the targeted services. He further has experience in managing a US$12 million research budget with 45 research scientists, and developed preclinical and clinical development strategies for over 50 new chemical entities and products in therapeutic areas that

include sleep disorders, neurodegenerative disorders, anxiety/depression, schizophrenia and pain.

Guy Aird Dip Val RMIT ASIA (Non Executive Director)

Mr Aird is a non-executive director and brings to Avastra expertise in corporate finance. He has been in the investment industry for over 20 years mainly involving equity advisory roles with various private client stockbroking firms. He is a partner in a Melbourne boutique firm Domain Capital who specialise in Corporate Advisory & Equity Capital Market operations. He is also a director of ASX listed company Resonance Health Limited.

4.3 Proposed Directors

It is proposed that Mr Ian Sandford and Mr Geoff Garside be submitted for appointment as directors of the Company at the next AGM scheduled for late November 2006. Summaries of their qualifications and backgrounds are set out below.

Given the fact that the Company's business will be predominantly carried on in the United States, the Company is also seeking to identify appropriately qualified US based directors for consideration for appointment to the Board.

Ian Sandford BE(Chem)(Hons), MEngSc(UQ), MBA (Exec)(AGSM), FFin, FAICD

Mr Sandford is experienced in Board leadership, public company directorship, strategy formulation and strategic management, development capital, process engineering. He has 25 years experience in corporate development and management, being a self-employed management consultant for 15 years (1988 - 2003). He was a chemical engineer with Shell Chemical Australia and GHD Engineers, and a corporate executive with Barossa Co-operative Winery Limited (Kaiser Stuhl), Cudgen RZ Limited and AIDC.

Mr Sandford has over 15 years experience as a company director and is currently chairman of both Xenome Limited and Braintree Communication Pty Ltd and a director of ASX listed company Maryborough Sugar Factory. He is on the strategy advisory committee of Imaginot Pty Ltd. He has previously been an independent non-executive director of Norco Co-Operative Limited, Burnett Valley Group of companies, and Panbio Limited (and chairman for the last 5 years, including for the IPO).

Geoff Garside, FAICD, FCPA, FCIS,

Mr Garside has a wealth of experience gained in Accounting, Corporate Finance, Treasury Risk Management, Company Secretarial and Administrative roles over a 30-year career. He has been employed with blue chip international corporations including Amcor Limited, Pfizer Corporation Inc. and the Dalgety Group. Geoff also has considerable management consulting experience, having advised numerous large Australian corporations and Government departments and agencies on finance and corporate treasury matters and was instrumental in gaining licensing under the new Financial Services Regulations. He has represented professional associations and is a FCPA, FCIS, and FAICD and is a past National President of the Australian Society of Corporate Treasurers.

More recently Geoff was Chief Financial Officer of ASX listed IT Group, Sonnet Corporation (SNN) where he successfully implemented AIFRS simultaneously with managing a major industry acquisition. He has held non-executive Director Positions with several organisations.

4.4 Corporate Governance

The Board strongly agrees with the Principles of Good Corporate Governance and Best Practice Recommendations developed by the ASX Corporate Governance Council. The Directors are, however, realistic in acknowledging the size and nature of the Company and have modified where they deem applicable the best practice standards as laid down by the ASX. The Best Practice Recommendations not adopted or specific comments thereon are as follows.

Role of the Board and Management

The Board is responsible for the Corporate Governance of the Company including the setting and the monitoring of the objectives, goals and corporate direction. There are formal statements as to the delegated authority of management. The Board closely interacts with the Company's management and has established adequate systems of internal control, to assess, monitor and manage business risk, and ensure adherence to appropriate ethical standards.

Structure of the Board

Directors' qualifications and experience are outlined in Section 4.2.

Due to the Company's size, it is not considered necessary to maintain a Nomination Committee. When a vacancy exists, through whatever cause, or where it is considered the Board would benefit from the services of a new director with particular skills, the Board considers candidates with the appropriate expertise and experience. The Board then appoints the most suitable person who shall hold office until the conclusion of the following Company annual general meeting and shall be eligible for re-election at every annual general meeting. There are no share qualifications for a director.

Each Director has the right to seek independent professional advice regarding material matters concerning the Company at the Company's expense after notifying the Chairman.

Ethical and Responsible Decision-making

The Company has a formal code of conduct for employees. It recognises the need for Directors and employees to observe the highest standards of behaviour and business ethics. Directors and officers are expected to act in accordance with the law and with the highest standards of propriety.

Share Trading Policy

The Company's share trading policy requires all officers and employees of the Company to gain permission from the Chairman before being allowed to deal in shares of the Company. Where the Chairman believes trading in the Company's shares may have the appearance but not necessarily the legitimacy of conflict under the insider trading provisions, no trading may take place. In circumstances where permissible trading may not be clear cut, legal advice is sought.

Timely and Balanced Disclosure

The Board through continuous disclosure, the maintenance of a web site, the distribution of the annual report to all shareholders and the holding of an annual shareholders meeting, where shareholders are encouraged to participate, strives to keep shareholders fully informed of developments within the Company in a cost effective manner.

Shareholders' Rights

The Board is aware of the importance of effective shareholder communication and the Company encourages the use of its website. Shareholders wishing to receive the Company's news and other communications electronically can register their email address by contacting Avastra on info@avastra.com. Avastra requests its External Auditor to attend the Company's general meetings.

Audit and Remuneration Committee

The Board has established an Audit and Remuneration Committee (the **Committee**) comprising of George Steinfels and Guy Aird.

The Company has departed from the ASX CGC best practice recommendation that the audit committee have a formal charter. This departure is due to the small size of the Company.

The Board sets the remuneration of the senior executives, consultants and non-executive directors on the advice of the Committee. The Committee establishes and reviews compensation arrangements with a view to obtaining and retaining the services of senior executives, consultants and non-executive directors appropriately qualified to discharge their duties.

The committee is also responsible for selecting appropriate external auditors and for reviewing the adequacy of existing external auditor arrangements. The Committee reviews the scope and quality of the external audit process. The review entails an analysis of the audit testing performed in the context of the size and risk profile of the Company.

Remunerate Fairly and Responsibly

Executives' remuneration packages are made up of fixed and performance linked components, with base remuneration fixed at levels competitive with market rates. Incentive payments and salary increases are determined at the completion of performance reviews and measurable against clear performance criteria.

The remuneration of non-executive directors is fixed. They do not participate in any incentive plans available to executives.

Identifying and Managing Risk

Formal risk management profiles, policies, and procedures have been adopted. As noted above, the Company has an Audit and Remuneration Committee. The Board meets on a regular basis and, as part of the ongoing performance review, current and possible future business risks are identified. Once a business risk is identified, appropriate action is planned and instigated by the Board. The results of the action plan are constantly reviewed and corrective action is taken as required.

Due to the size of the Company, an internal audit function has not been implemented. However, these duties are performed by the Audit and Remuneration Committee.

The EOC and Chief Financial Officer report to the Board on the integrity of financial statements and the effectiveness of internal compliance and control systems.

Performance Enhancement

The Board does not have a Nomination Committee and has not adopted formal performance enhancement procedures, as the Board undertakes ongoing performance reviews as part of its regular review of Company activities.

Interests of Stakeholders

The Company does not have a formal code of conduct covering obligations to legitimate stakeholders. However, the Board is fully aware of its obligations for public or social accountability based on notions of legitimacy, fairness, and ethics.

5. FINANCIAL INFORMATION

5.1 Introduction

This section provides historical and proforma financial information for Avastra. All information contained in this section should be read in conjunction with the Independent Accountant's Report in this Section 5, the Risk Factors (Section 6), and other information included in this Prospectus.

The financial information set out in this section includes:

- Historical balance sheets as at 30 June 2006, 2005 and 2004;
- Proforma balance sheet as at 30 June 2006.

All historical figures of Avastra have been prepared in accordance with appropriate accounting standards and have been audited by William Buck.

The proforma balance sheet has been prepared based on the audited balance sheet of Avastra as at 30 June 2006, and on the basis the following transactions and adjustments had occurred at that date:

- Issue of 19,000,000 shares at 20 cents per share – the Placement Offer,
- Issue of 25,794,031 shares at 20 cents per share – the Entitlements Offer,
- Acquisition of the issued capital of Sleepwell for an initial acquisition cost of $1,080,000.
- The purchase price comprises an initial payment of $1,080,000 plus future amounts payable contingent on future revenues earned over 36 months. It is assumed that the contingent amount cannot be reliably measured at the point of acquisition and therefore under generally accepted accounting principles, in particular AASB 3: Business Combinations, it is not included in the acquisition cost until such time as it does become reliably measurable.
- The settlement by cash of costs of the offer estimated at $676,617. The costs of the offer have been recognised as a reduction in contributed equity in accordance with AASB 3 and AASB 132: Financial Instruments: Disclosure and Presentation.

5.2 Pro forma balance sheet as at 30 June 2006

	Audited Actual 2006 $ (Column 1)	Proforma Adjustments $ (Column 2)	Reviewed Proforma 2006 $ (Column 3)	Audited Actual 2005 $	Audited Actual 2004 $
Current assets					
Cash Assets	3,746,365	7,207,019	10,953,384	5,457,830	7,152,617
Receivables	155,402	586,814	742,216	61,631	70,167
Inventories	-	49,119	49,119	-	-
Total current assets	**3,901,767**	**7,842,952**	**11,744,719**	**5,519,461**	**7,222,784**
Non current assets					
Licence	-	-	-	280,000	320,000
Property, plant and equipment	42,990	551,560	594,550	305,611	48,580
Patent	-	-	-	500,004	560,004
Goodwill on acquisition	-	271,316	271,316	-	-
Inventories	-	64,212	64,212	-	-
Other assets	-	516,639	516,639	-	6,000
Total non current assets	**42,990**	**1,403,727**	**1,446,717**	**1,085,615**	**934,584**
Total assets	**3,944,757**	**9,246,679**	**13,191,436**	**6,605,076**	**8,157,368**
Current liabilities					
Payables	173,280	417,408	590,688	72,817	65,290
Provisions	-	157,182	157,182		
Total current liabilities	**173,280**	**574,590**	**747,870**	**72,817**	**65,290**
Non current liabilities					
Borrowings	-	389,900	389,900	-	-
Total non current liabilities	-	**389,900**	**389,900**	-	-
Total liabilities	**173,280**	**964,490**	**1,137,770**	**72,817**	**65,290**
Net assets	**3,771,477**	**8,282,189**	**12,053,666**	**6,532,259**	**8,092,078**
Equity					
Contributed Equity	11,130,347	8,282,189	19,412,536	10,890,910	10,890,910
Accumulated losses	(7,358,870)	-	(7,358,870)	(4,358,651)	(2,798,832)
Total Equity	**3,771,477**	**8,082,189**	**12,053,666**	**6,532,259**	**8,092,078**

Reviewed Proforma Balance Sheet as at 30 June 2006

The Reviewed Proforma 30 June 2006 Balance Sheet (Column 3) represents the aggregation of the Audited 30 June 2006 Balance Sheet (Column 1) and the Reviewed Proforma Adjustments (Column 2).

The Reviewed Proforma Adjustments reflect the financial impact of:

- The issue of 19,000,000 shares at 20 cents per share – the Placement Offer, and the issue of 25,794,031 shares at 20 cents per share – the Entitlements Offer. This has the net effect of increasing the respective balances of cash and contributed equity by $8,958,806.
- The settlement by cash of costs of the offer, estimated at $676,617, which have been recognised as a reduction in contributed equity.
- The acquisition of the issued capital of Sleepwell for an initial acquisition cost of $1,080,000. This has the effect of decreasing cash by $1,080,000.

- A line by line consolidation of the Sleepwell balance sheet, converted to Australian Dollars, resulting in goodwill on acquisition of $271,316.

Notes to the Financial Information

Summary of significant accounting policies

The principal accounting policies adopted in the preparation of the financial information are consistent with the basis of preparation adopted by Avastra in the audited financial report as set out in Appendix A to this Prospectus. These policies have been consistently applied to the balance sheets for all the years presented. The Reviewed Proforma Balance Sheet includes the consolidated entity consisting of Avastra Limited and its subsidiary following the purported 30 June 2006 purchase of Sleepwell Partners.

(a) Basis of preparation

The proforma balance sheet has been prepared based on the assumptions outlined above and complies with Australian equivalents to International Financial Reporting Standards (AIFRS), other authoritative pronouncements of the Australian Accounting Standards Board, Urgent Issues Group Interpretations and the Corporations Act 2001.

(b) Principles of consolidation

The reviewed proforma balance sheet incorporates the assets and liabilities of Avastra Limited and its proforma subsidiary, Sleepwell as at 30 June 2006 (the **consolidated entity**).

The purchase method of accounting has been used to account for the acquisition of Sleepwell Partners by Avastra.

(c) Foreign currency translation

Foreign currency transactions have been translated into the functional currency using the exchange rates prevailing at the date of the transactions.

The Balance Sheet of Sleepwell Partners has a functional and presentation currency in US dollars and has been translated into the presentation currency of Avastra Limited as at 30 June 2006, the date of the transaction and the balance sheet, using exchange rate of USD/AUD1.3701.

(d) Income tax

Historical tax losses have not been recognised in the balance sheet of Avastra Limited.

(e) Contributed Equity

In accordance with AASB 132 paragraph 35, the transaction costs of the Offers have been accounted for as a deduction from equity, net of any related income tax benefit.

(f) Goodwill

Goodwill on acquisition is recorded at the amount by which the purchase price for the Sleepwell business exceeds the fair value attributed to its net assets at 30 June 2006, the date of acquisition.

William Buck

5 October 2006

The Directors
Avastra Limited
Riverside Life Sciences Centre
11 Julius Avenue
NORTH RYDE NSW 2113

INDEPENDENT ACCOUNTANT'S REPORT ON REVIEWED HISTORICAL FINANCIAL INFORMATION

Dear Directors

INTRODUCTION

We have prepared this Independent Accountant's Report (the "report") on the historical financial information of Avastra Limited ("Avastra" or "the Company") for the inclusion in a Prospectus dated on or about 3 October 2006 (the "Prospectus") relating to the offer of 19,000,000 ordinary shares in the Company at an issue price of 20 cents each (the "Placement Offer") and 25,794,031 ordinary shares in the Company at an issue price of 20 cents each) the "Entitlements Offer") to raise up to $8,958,806.

Expressions defined in the Prospectus have the same meaning in this Report.

The nature of this Report is such that it should be given by an entity which holds an Australian Financial Services Licence ("AFSL") under the Corporation Act 2001 (Cwlth) 2001. William Buck Financial Advisors (NSW) Pty Limited holds the appropriate AFSL.

SCOPE

You have requested William Buck Financial Advisors (NSW) Pty Limited to prepare a Report covering the following information:

a. the historical balance sheet of the Company for the years ended 30 June 2006, 30 June 2005 and 30 June 2004; and

b. the pro forma balance sheet as at 30 June 2006, which assumes completion of the contemplated transactions disclosed in Section 5 of the Prospectus (the pro forma transactions).

(referred to collectively as the historical financial information).

This Report does not address the future prospects of Avastra and no comment is made in relation to the rights attaching to the shares on offer pursuant to the Prospectus, nor the merits and risks associated with becoming a shareholder in the Company.

We disclaim any assumption of responsibility for any reliance on this Report or on the historical financial information to which it relates for any purposes other than for which it was prepared.

William Buck Financial Advisors (NSW) Pty Ltd • ABN 93 002 367 839 • AFSL 240769
Level 24, 201 Elizabeth Street, Sydney NSW 2000
T (61 2) 8263 4000 F (61 2) 8263 4111 E info@williambucknsw.com.au W www.williambuck.com.au

REVIEW OF HISTORICAL FINANCIAL INFORMATION

The historical financial information set out in Section 5 of the Prospectus has been extracted from the audited financial statements of the Company. The historical financial information incorporates such pro forma adjustments as the Directors consider necessary to reflect the operations of the Company going forward as set out in Section 5 of the Prospectus. The Directors are responsible for the preparation of the historical financial information, including determination of the pro forma adjustments.

William Buck has audited the historical financial information for the years 30 June 2006, 30 June 2005 and 30 June 2004. William Buck has issued an unqualified audit opinion with respect to the Audit Reports for the years ended 30 June 2006, 30 June 2005 and 30 June 2004.

We have conducted our review of the historical financial information in accordance with the Australian Auditing and Assurance Standard AUS 902 "Review of Financial Reports": We made such inquiries and performed such procedures as we, in our professional judgment, considered reasonable in the circumstances including:

- analytical procedures on the audited financial reports of the Company for the relevant historical period;
- a review of work papers, accounting records and other documents;
- a review of the assumptions used to compile the pro forma balance sheet as at 30 June 2006;
- a comparison of consistency in application of the recognition and measurement principles in Accounting Standards and other mandatory professional report requirements in Australia, including under Australian International Financial Reporting Standards (A-IFRS) and the accounting policies adopted by the Company disclosed in Section X of the Prospectus; and
- enquiry of Directors, management and others.

These procedures do not provide all the evidence that would be required in an audit, thus the level of assurance provided is less than given in an audit. We have not performed an audit, and accordingly, we do not express an audit opinion.

CONCLUSION

Based on our review, which is not an audit, nothing has come to our attention which causes us to believe that:

- the pro forma balance sheet has not been properly prepared on the basis of the pro forma transactions;
- the pro forma transactions do not form a reasonable basis for the pro forma balance sheet;

- the historical financial information, as set out in Section 5 of the Prospectus does not present fairly the historical balance sheet of the Company as at 30 June 2006, 30 June 2005 and 30 June 2004 and the pro forma balance sheet of the Company as at 30 June 2006; and
- the historical financial information is not in accordance with the recognition and measurement principles prescribed in Accounting Standards and other mandatory professional reporting requirements in Australia, including under A-IFRS, and accounting policies adopted by the Company disclosed in Section 5 of the Prospectus.

SUBSEQUENT EVENTS

Apart from the matters dealt with in this Report, and having regard to the scope of our Report, to the best of our knowledge and belief no material transactions or events outside of the ordinary business of the Company have come to our attention that would require comment on, or adjustment to, the information referred to in our Report or that would cause such information to be misleading or deceptive.

INDEPENDENCE OF DISCLOSURE OF INTEREST

William Buck Financial Advisors (NSW) Pty Limited does not have any interest in the outcome of this issue other than in the preparation of its Independent Accountant's Report and participation in due diligence procedures for which normal professional fees will be received. William Buck is the auditor of Avastra Limited and will receive normal professional fees for the conduct of future audits.

The use of this Report is strictly limited to the matters contained herein and is not to be read as extending, by implication or otherwise, to any other matter. We have no responsibility to update this Report for events and circumstances occurring after the date of this Report. Consent of the inclusion of the Independent Accountant's Report in this Prospectus issued by the Company, in both paper and electronic form and in the format and context in which it appears has been given. At the date of this Report consent has not been withdrawn.

Yours faithfully
William Buck Financial Advisors (NSW) Pty Limited
A.B.N. 93 002 367 839
AFSL 240769

Fausto Pastro
Director & Representative

6. RISK FACTORS

6.1 General Comments

A number of factors, both specific to Avastra and of a general nature, may affect the future operating and financial performance of Avastra and the outcome of an investment in Avastra. There can be no guarantee that Avastra will achieve its stated objectives or that forward looking statements will be realised. The ability to achieve the Company's objectives is dependent upon various company-specific factors, as well as general factors, which are described in Sections 6.2 and 6.3.

This Section describes certain risks associated with an investment in Avastra. Each of the risks included below could potentially have a material adverse impact on Avastra's operating and financial performance, and its ability to pay dividends. Prospective investors should specifically consider the risk factors contained within this Section and the other information contained in this Prospectus in light of their own personal circumstances and seek professional advice from an accountant, stockbroker, lawyer or other professional adviser before deciding whether to invest in Avastra.

6.2 Specific Risk Factors

Low Barriers to Entry and Competition

An important point about sleep diagnostics business is that few sustainable barriers of entry exist. Further, very little capital is needed to start a sleep centre ($100,000 for a two-bed centre).

The Company's future potential competitors may include companies with substantially greater resources than it. There is no assurance that competitors will not succeed in developing services that are more effective or economic than the current services of the centres acquired by the Company.

In addition, Avastra may not be able to compete successfully against current or future competitors where aggressive pricing policies are employed to capture market share. Such competition could result in price reductions, reduced gross margins and loss of market share, any of which could materially adversely affect Avastra's future business, operating results and financial position.

There may be changes in the US medical insurance market and practices which adversely effect overnight sleep centre testing businesses. For example, at present, because medical insurers insist on overnight sleep centre tests, the in home ambulatory testing market is small. However, the Company believes that many factors, including constant improvements in ambulatory testing equipment and the desire of insurers and other payors to reduce testing costs, will cause in home ambulatory testing to continue to gain market share. This may have an adverse effect on the Company's sleep centres which rely on overnight stay testing.

The Company intends to address this segment of the market by targeting providers of ambulatory testing for acquisition and using integrated marketing efforts through its planned network of sleep centres to promote a home testing service.

Acquisition and Integration Risk

The Company's business strategy relies on being able to successfully acquire and integrate numerous sleep centres in order to build critical mass. Any failure to successfully acquire and integrate more businesses will adversely affect the Company's financial position.

To finance such acquisitions, Avastra may incur indebtedness and may seek to raise capital. Such actions and the terms on which such funding could be obtained may have a material adverse impact on Avastra's financial position.

To the extent that Avastra grows through acquisition, it will face operational and financial risks commonly encountered with such a strategy, including but not limited to continuity or assimilation of the operations and personnel of the acquired business, dissipation of Avastra's limited management resources and impairment of relationships with employees and customers of the acquired businesses as a result of the changes in ownership and management. In addition, depending on the type of transaction, it may take a substantial period of time to completely realise an acquisition's full benefit.

Limited due diligence and potentially unreliable information

The potential acquisitions summarised in Section 3.5 are small private companies which do not have audited accounts. Therefore no assurance can be given as to the accuracy or completeness of the information provided by or on behalf of the potential targets as part of this due diligence, accessed since then or assessed by Avastra from its knowledge of the industry. There is no assurance that Avastra's due diligence was conclusive and that all material issues and risks in relation to the potential acquisitions have been identified. In particular, the extent of legal, accounting, tax, and commercial due diligence was limited. This was taken into consideration by Avastra in evaluating the proposed acquisitions. To the extent that this information is incomplete, incorrect, inaccurate or misleading, there is a risk that the future profitability and prospects of Avastra may differ (including in a materially adverse way) from Avastra's expectations as reflected in this Prospectus, or additional liabilities may emerge.

Reliance on advisers and consultants

The Company does not have any in house capability to carry out this strategy and is totally reliant on external consultants to identify suitable acquisition targets, undertake due diligence, negotiate acquisition terms, complete the acquisitions and then integrate the businesses. Any termination or reduction of the Company's relationship with its key US corporate advisers will increase the risk that the Company will be unsuccessful in carrying out its strategy.

Ability to Attract and Retain Competent Management and Raise Capital

One way that the Company plans to address the low barriers to entry is the reliance upon:

- relationships in the industry; and
- the availability of capital.

In this business, more than others, relationships and expertise are crucial. These relationships are key to the Company's plans, including cost savings on equipment, the ability to forge relationships with device manufacturers, obtaining referrals from durable medical equipment

(DME) companies, and entering into contracts with major insurance companies. Therefore, the ability to attract and retain top management, particularly those parties that are accustomed to much higher salaries, is a material risk. In the absence of the ability to attract and retain such management, the business may have few other competitive advantages and may not be viable.

The institutional capital interested in this transaction obviously understands the importance of relationships in the health care market generally, and in sleep, DME and insurance markets in particular. Therefore, without management, capital financing for the plan may not be available. The Company intends to partly address this risk through an effective share incentive plan.

The Company's plan contemplates the ability to raise additional capital. While the businesses acquired and built are anticipated to generate positive cash flow, it will not be sufficient to achieve the growth through acquisitions contemplated without additional fundraising. The inability of the Company to raise capital will adversely affect the ability of the Company to expand in accordance with this plan.

Reimbursement

Sleep centres receive the vast majority of their revenue from public or private insurance programs. A change in rates of reimbursement, or the elimination of reimbursement, will have an adverse effect on the business. The Company anticipates that insurance providers will continually attempt to reduce reimbursement rates. Reimbursement rates will vary from state to state in the USA, and by insurance carrier.

Technological Change

A dramatic technological discovery in the treatment of sleep disorders could have a material adverse effect upon the Company. At present, the sleep test is required to determine the nature of the sleep disorder, and to determine whether a device should be prescribed. A change in the treatment of sleep disorders, or a change in the method or need to test patients before prescribing treatment, could have an adverse effect on the Company.

Government and other Regulation

The healthcare market is highly regulated in the United States. Changes in government regulations could affect reimbursement, as well as barriers to entry. Current regulations, for example, would make it difficult for device manufacturers to conduct sleep tests. Changes in regulations could change the competitive landscape.

Sleep test centres are a relatively young business in the United States, and there is also the possibility that physicians, insurance companies or other parties require certain levels of accreditation from public or private associations. These requirements may raise barriers to entry, but also raise operational costs.

Currency Risk

The primary source of revenue and profits for this business will be in US Dollars, and an Australian owner may find that changes in the value of US currency may adversely affect the value of the asset in Australian dollars.

Doing business in the US

The Company's business strategy involves primarily the acquisition of sleep centre businesses in the US. Any change to the laws or tax regimes in the US or between Australia and the US may adversely affect the Company's business and value.

6.3 General Risk Factors

Share market risks

The Shares may trade on the ASX at a price higher or lower than the issue price under the Offer. There can be no guarantee that an active market in the Shares will develop. The price at which the Shares trade will be affected by the financial performance of Avastra and by external factors, including movements on international share markets, the level of interest rates and exchange rates, general domestic and international economic conditions and government policies relating to taxation and other matters.

General economic conditions and outlook

Avastra will be dependent on the general conditions and outlook of the US and Australian economies. These economies may in turn be affected by levels of business spending, inflation, interest rates, exchange rates, access to debt and capital markets, and government fiscal, monetary and regulatory policies. A prolonged and significant downturn in general economic conditions may have a material adverse impact on Avastra's trading and financial performance.

One off events

An outbreak of disease, an act of terrorism or an outbreak of international hostilities may occur, adversely affecting consumer confidence, customer spending and share market performance. This may have an adverse impact on Avastra's operating, financial and Share price performance.

6.4 Investment Speculative

The above list of risk factors ought not to be taken as exhaustive of the risks faced by the Company or by investors in the Company. The above factors, and others not specifically referred to above, may in the future materially affect the financial performance of the Company and the value of the securities offered under this Prospectus.

Therefore, the securities to be issued pursuant to this Prospectus carry no guarantee with respect to the payment of dividends, returns of capital or the market value of those securities.

Potential investors should consider that the investment in the Company is speculative and should consult their professional advisers before deciding whether to apply for securities

7. ADDITIONAL INFORMATION

7.1 Constitution and rights attaching to shares

The key provisions of the Constitution, read together with the Corporations Act, are summarised below. This summary is not intended to be exhaustive.

(a) Rights attaching to Shares

The rights attaching to the Shares are:

- set out in the Constitution of the Company; and
- in certain circumstances, regulated by the Corporations Act, the Listing Rules, the ASTC Settlement Rules and the general law.

The principal rights, liabilities and obligations of the Shareholders as set out in the Constitution are summarised below.

(b) Voting

At a general meeting, every Shareholder present in person or by proxy, attorney or representative has one vote on a show of hands and one vote on a poll for each fully paid share held. Voting at any meeting of Shareholders is by a show of hands unless a poll is demanded. A poll may be demanded by at least five Shareholders entitled to vote on the resolution, Shareholders with at least 5% per cent of the votes that may be cast on the resolution on the poll, or the Chairman.

(c) Dividends

The Directors may from time to time pay dividends to Shareholders out of the profits of the Company. The Directors may pay any interim and final dividends as, in their judgment, the financial position of the Company justifies. The Directors may fix the amount and the method of payment of the dividends. The payment of a dividend does not require any confirmation by a general meeting.

Subject to any special rights attaching to shares with special dividend rights, of which none are currently on issue, all dividends must be paid equally on all shares and in proportion to the number of, and the amounts paid on, the shares held.

(d) Issue of further shares

The Directors may (subject to the restrictions on the issue of shares imposed by the Constitution, the Listing Rules and the Corporations Act) issue, grant options in respect of, or otherwise dispose of further shares on terms and conditions (including preferential, deferred or special rights, privileges or conditions, or restrictions) as they see fit.

(e) Variation of class rights

Subject to the Corporations Act and their terms of issue, the rights attaching to any class of shares may be varied in accordance with the Corporations Act by a special resolution passed by at least three quarters of the votes cast by Shareholders entitled to vote on the resolution and with either the written consent of 75% of the holders

of shares in the class or a special resolution passed at a separate meeting of the holders of shares of the class. In either case, the holders of not less than 10% of the votes in the class of shares whose rights have been varied or cancelled may apply to a court of competent jurisdiction to exercise its discretion to set aside such variation or cancellation.

The creation or issue of further shares ranking equally with a class of shares already on issue is not a variation of class rights.

(f) Transfer of shares

Shareholders may transfer shares by a written transfer instrument in the usual form or any form approved by the Directors or by a proper transfer affected in accordance with the ASTC Settlement Rules and ASX requirements. All transfers must comply with the Constitution, the Listing Rules, the ASTC Settlement Rules and the Corporations Act.

The Directors may refuse to register a transfer of shares, including in circumstances, where the transfer is not in registrable form or the refusal to register the transfer is permitted by the Listing Rules or ASX. The Directors must refuse to register a transfer of shares where required to do so by the Listing Rules. If the Directors decline to register a transfer, the Company must give notice of the refusal and the reasons for the refusal as required by the Corporations Act and the Listing Rules.

(g) General meeting and notices

Each Shareholder is entitled to receive notice of, and except in certain circumstances, attend and vote at general meetings of the Company and to receive all notices, accounts and other documents required to be sent to Shareholders under the Constitution or the Corporations Act.

(h) Winding up

Subject to any special resolution or rights or restrictions attaching to any class or classes of shares, Shareholders will be entitled on a winding up to a share in any surplus assets of the Company in proportion to the shares held by them.

(i) Directors – appointment and removal

The minimum number of Directors is three and the maximum is no more than 12, unless the Shareholders of the Company pass a resolution altering the maximum or minimum number. Directors are elected at annual general meetings of the Company. Any Director who has held office no later than the longer of the third annual general meeting or three years following that Director's last election or appointment (excluding the Managing Director), must retire at each annual general meeting of the Company. A Director retiring by rotation may, subject to certain restrictions, offer themselves for re-election.

The Directors may also appoint a Director to fill a casual vacancy on the Board or in addition to the existing Directors, who will then hold office until the next annual general meeting of the Company.

(j) Directors' and officers' indemnity

Under the Constitution, the Company, on a full indemnity basis and to the full extent permitted by law, indemnifies each person who is or has been an officer of the Company, against any liability (including costs and expenses) incurred by that person.

(k) Amendment

The Constitution may be amended in accordance with the Corporations Act by a special resolution passed by at least three quarters of the votes cast by Shareholders entitled to vote on the resolution. Currently, the Corporations Act requires at least 28 days written notice specifying the intention to propose the resolution to be given.

7.2 Current Option terms

The Options on issue as at the date of this Prospectus are as follows. Series Two options have expired.

Option class	**Number**	**Number of ordinary shares on exercise**	**Number of Holders**
Series 1 options	1,513,506	4,540,518	27
Series 3 options	320,000	320,000	4
Staff options	155,000	155,000	4
Advisor options	2,000,000	2,000,000	2

There are a further 2,000,000 options not included above which were approved by Shareholders on 29 August 2006 with a nil exercise price and which the holders, being Directors Messrs Dalsin and Greene, intend to exercise before the expiry date of 11 October 2006.

The terms and conditions attaching to the Options on issue are summarised below.

Series One Options

Issue date	27 October 2003
Expiry	27 October 2006
Exercise Period	Any time after issue and before expiry
Exercise Price	$2.30
Exercise ratio	3 Shares per Option

Series Three Options

Issue date	20 January 2004
Expiry	21 January 2008
Exercise Period	Any time after issue and before expiry
Exercise Price	$1.00
Exercise ratio	1 Share per Option

Staff Options

Issue date	10 October 2005
Expiry	1 October 2008
Exercise Period	Any time after issue and before expiry
Exercise Price	$0.20
Exercise ratio	1 Share per Option

Advisor Options

Issue date	26 October 2005
Expiry	26 October 2008
Exercise Period	Any time after issue and before expiry
Exercise Price	750,000 at $0.25 and 1,250,000 at $0.40
Exercise ratio	1 Share per Option

Ordinary shares issued on the exercise of options will rank equally with all ordinary shares on issue as at the exercise date and will be subject to the constitution of the Company.

7.3 Material contracts

This section contains a summary of the contracts which the Company expects may be material to investors.

Sleepwell Merger Agreement

On 4 October 2006, Avastra's wholly-owned subsidiary Avastra Acquisition Corp. (**Avastra Sub**), Sleepwell Laboratories, Inc. (**Sleepwell**) and Sleepwell Partners, LLC (the **Manager**) executed a Merger Agreement (**Merger Agreement**) under which Avastra agreed to acquire Sleepwell by way of a merger under the laws of the State of California between Sleepwell and Avastra Sub.

Set out below is a summary of the key terms of the Sleepwell Merger Agreement

Conditions

(a) *Member approval* - The Manager must seek approval of the members of Sleepwell.

(b) *Lease modifications* - The Manager is to seek certain lease modifications, primarily rent reductions. However if these are not obtained this will not delay closing but may result in a reduction in the purchase price.

(c) *Transfer of healthcare contracts* - The Manager must transfer certain healthcare provider contracts to Sleepwell.

(d) *Repayment of intra-group/related party indebtedness* - The Sellers must procure the repayment of all related party indebtedness to Sleepwell.

(e) *No breach of Sellers' representations and warranties* - The representations and warranties given by the Sellers must be true and accurate as at closing although Avastra may choose not to proceed only if the breach would reasonably be anticipated to have a material adverse effect on Sleepwell or its business.

(f) There are certain other conditions to completion which are usual for this form of transaction.

Either Avastra or the Sellers may terminate the Merger Agreement if Closing has not occurred on or before 31 October 2006.

Consideration

The consideration to be paid to the Sellers under the Merger Agreement is as follows:

(g) US$648,000 at Closing;

(h) US$162,000 at closing or, at the election of individual Sellers who are "Accredited Investors" under Rule 501 of Regulation D of the US Securities Act of 1933, a pro rata portion of 810,000 Shares in Avastra to be issued after Closing. Avastra will have to deposit cash equivalent to the Shares (at US$0.20 per Share) into an escrow account until the Shares have been issued.

(i) Earn-out consideration equal to 15% of actual cash receipts of Sleepwell from the operation of its business during each of the first 36 months after the effective date of the merger, payable monthly in arrears.

Warranties and representations

The Sellers provide warranties and representations under the Merger Agreement which are considered to be usual for a transaction of this nature.

Montgomery Pacific Group, LLC and Stanmore Capital Partners, LLC Services Agreement

There are two contracts with Montgomery Pacific, LLC (**Montgomery Pacific**). The first of the contracts is a letter of engagement pursuant to which Montgomery Pacific agrees to provide certain services to the Company, and the Company agrees to pay a retainer and success fee.

The second of the contracts relates to Montgomery Pacific's shareholding in the Company and the nomination of two board members, Roger Greene and Michael Dalsin. This contract has been completed.

As disclosed in the notice of EGM held on 29 August 2006, these agreements have been amended as set out below to cover Stanmore Capital Partners, LLC (**Stanmore Capital Partners**) in addition to Montgomery Pacific Group, LLC.

The agreement with Stanmore Capital Partners was formally documented on 18 September 2006 and now includes the provision of services of parties other than in the capacity as directors, including the services of George Suda as part of the Executive Operating Committee.

The services agreements provide that Montgomery Pacific and Stanmore Capital Partners will provide advice to the Company and assist in:

- identifying, arranging finance for and executing potential acquisitions;
- identifying and arranging private placements of Shares;
- negotiating the terms of any licensing of new products by the Company, or any licensing of existing products by the Company to other parties;
- analysing financial alternatives;
- preparing materials for presentation to potential investors;
- assisting with certain operational issues; and
- assisting in negotiating revenue contracts with insurance providers.

Montgomery Pacific and Stanmore Capital Partners do not guarantee that any of the above tasks will be successfully completed.

The Company has paid Montgomery Pacific a retainer of USD$100,000 and has issued it options to subscribe for 750,000 Shares at an exercise price of 25 cents, and 1,250,000 Shares at an exercise price of 40 cents.

The Company has agreed, subject to any shareholder approval required, to issue to Montgomery Pacific 500,000 Avastra Shares as part-consideration for the services provided by it to the Company to date. Montgomery Pacific has agreed to the following escrow restrictions in relation to those Shares:

- when the volume weighted average price of the Company's Shares on ASX reaches or exceeds $1.00 per share over a 40 trading day period, the escrow restrictions in relation to 250,000 Shares will be released; and
- when the volume weighted average price of the Company's Shares on ASX reaches or exceeds $2.00 per Share over a 40 trading day period, the escrow restrictions in relation to the remaining 250,000 Shares will be released.

The Stanmore Capital Partners agreement provides for a total monthly retainer of US$45,000 for the services provided by it commencing from 1 October 2006.

In addition the Company must pay Montgomery Pacific and Stanmore Capital Partners certain success fees. The cash success fees will be payable as follows and are aggregate amounts which are apportioned between the service providers:

- *upon the completion of an acquisition:* a cash commission of 5% of the price paid by the Company with a minimum fee of US$50,000;

- *upon completion of a private placement (of equity or convertible debt) to investors identified by Montgomery Pacific/Stanmore Capital Partners:* a total cash commission between the two entities of 7%;

- *upon obtaining debt finance:* a total cash commission between the two entities of 1.5% on the amount borrowed;

- *upon obtaining vendor finance on an acquisition:* a total cash commission between the two entities of 2.5% of the amount of the vendor finance;

- *upon the execution of each non-disclosure agreement with a potential seller of assets* - a total cash amount of US$1,000; and

- *upon the execution of each letter of intent with a potential seller of assets* - a total cash amount of US$50,000 which is credited against the 5% cash commission payable on completion of an acquisition.

(Please note that in this agreement the "price" includes any non-cash consideration, such as assumption of debt.)

No success fees or options are due upon a rights or entitlements issue unless that issue is conducted instead of a private placement arranged by Montgomery Pacific/Stanmore Capital Partners. However Montgomery Pacific/Stanmore Capital may agree to place any shortfall shares under such an issue for a fee to be agreed from time to time.

The Stanmore Capital Partners services agreement has a term of three years although the right to receive fees stated above in connection with private placements to or other financing from certain third parties continues for 12 months after the agreement expires.

As disclosed in Section 7.6 , Montgomery Pacific and Stanmore Capital Partners may receive management and procurement fees in relation to the Placement Offer and any placements of Shortfall Shares under the Entitlements Offer.

Avastra Directors Mr Michael Dalsin and Mr Roger Greene are affiliated with and have personal interests in both Montgomery Pacific and Stanmore Capital Partners.

CSIRO Licence

The Company has recently entered into a new licence of premises from the CSIRO. The licence operates for a fixed term ending on 21 February 2007. However it may be terminated by either party before that date by one month's notice.

Research grants

On 10 January 2005 the Company entered into a deed with the Commonwealth's Industry Research and Development Board (AusIndustry) for the provision of up to $250,000 under the Biotechnology Innovation Fund (BIF) grant for the funding of the BioWeld® End-To-Side device. The Company received all of the monies issued under this grant as at 30 June 2006.

The BIF grant required the Company to establish "Proof of Concept" by completing six milestones. Avastra did not complete the sixth milestone after encountering difficulties with the 5th milestone. A completion report was submitted in March 2006 to AusIndustry which also explained the complications that arose with the 5th milestone. Accordingly, there may have been a breach of the deed that may give rise to a liability for Avastra to repay all or part of the monies received.

Similarly, the Company entered into a deed with the New South Wales Department of State and Regional Development for the provision of $50,000 in research funding, of which it has received $30,000 to date. That grant was also to be spent on the BioWeld® End-To-Side device, and may give rise to a liability to repay monies received by the Company to date.

On the basis of earlier discussions the Interim CEO Dr Matthew Harris initiated with AusIndustry and a final interview with AusIndustry in April, it is not expected that either body will seek to recover any of the amounts paid to Avastra, although they have not formally waived any legal entitlements that they have.

7.4 Interests of directors, advisers and promoters

Other than as stated in this Section 7 and elsewhere in this Prospectus:

- no amount has been paid or agreed to be paid and no benefit has been given or agreed to be given to a Director, or proposed Director to induce them to become, or to qualify as, a Director of the Company;
- none of the following persons:
  - a Director or proposed Director of the Company;
  - each person named in the Prospectus as performing a function in a professional, advisory or other capacity in connection with the preparation or distribution of the Prospectus;
  - a promoter of the Company; or
  - a stockbroker to the issue of the New Shares,

  holds or has held at any time in the two years before lodgement of this Prospectus with ASIC, an interest in:

  - the formation or promotion of the Company;
  - the offer of the Company's securities; or
  - property acquired or proposed to be acquired by the Company in connection with its formation or promotion or the Offer,

- or was paid or given, or agreed to be paid or given, any amount or benefit for services provided by such persons in connection with the formation or promotion of the Company or the Offer.

Interests of Directors

Set out below are details of the interests of the Directors (and their associates) in Shares and options at the date of this Prospectus.

Director	Number of direct interests held by Directors	Number of indirect interests in the Company held by related entities	Number of options held by Directors or their associates[1]
Gregory Fagan	693,044	121,206[2] 250,000[3]	115,684 205,460[4]
Roger Greene	460,400	Nil	3,000,000[5]
Guy Aird	150,000	Nil	Nil
Michael Dalsin	647,500	Nil	3,000,000[5]
George Steinfels	50,000	Nil	Nil

Notes:

1. *All options are Series Four options issued after the EGM (see Section 7.2) except for 15,684 Series One options and 100,000 Series Three options held by Mr Fagan, and 2,000,000 options issued to Montgomery Pacific under the services agreement described in Section 7.3 in which Messrs Greene and Dalsin have an interest.*

2. *Number of Shares that will be held in the Company indirectly through the New Millennium Fund Pty Ltd which will have 6,143,422 shares following the issue of 2.5 million shares offered under this prospectus. Mr Fagan has a 1.97% interest in New Millennium Fund which is offered 2.5 million shares under the Placement Offer.*

3. *Number of shares held indirectly by Mr Fagan through a family trust account.*

4. *Series 1 Options held by New Millennium Fund.*

5. *These include 1,000,000 options held by each of Messrs Greene and Dalsin which they intend to exercise before 11 October 2006 (the expiry date). Messrs Greene and Dalsin are affiliated with and have material interests in Montgomery Pacific and Stanmore Capital Partners. Details of the Company's agreements with Montgomery Pacific/Stanmore Capital Partners are set out in Section 7.3.*

The Constitution provides that the Non-Executive Directors are entitled to such remuneration, as determined by the Directors which remuneration must not exceed in aggregate the maximum amount determined by the Company in general meeting. Currently it has been determined that such remuneration will not exceed $200,000 per annum in aggregate, to be apportioned among the Non-Executive Directors as the Board determines in their absolute discretion. It is not intended to distribute this full amount by way of fees in the current year. The Directors acknowledge that as the Company grows, the demands on the Directors will

increase and the Directors' fees will be increased commensurate with their responsibilities and workload, as determined by the Board and approved by the members.

The Company is in the process of entering into deeds of access, indemnity and insurance with each Director, which confirm each of those person's right of access to Board papers and require the Company to provide an indemnity for liability incurred as an officer and promoter of the Company, subject to the restrictions imposed by the Corporations Act and the terms of its Constitution.

Interests of Advisers

In relation to the Placement Offer, except in relation to the 2.5 million New Shares being issued to the New Millenium Group the Company will pay:

- Orbit Capital Pty Ltd and Montgomery Pacific/Stanmore Capital Partners a management fee in relation to New Shares placed under the Placement Offer; and
- a placement referral or handling fee to brokers or other third parties (which may include Orbit Capital Pty Ltd and/or Montgomery Pacific/Stanmore Capital Partners),

in an aggregate amount equivalent to up to 7% of the issue price of all New Shares issued under the Placement Offer (being a maximum aggregate amount of $266,000 if the Placement Offer is fully subscribed).

In relation to the Entitlements Offer, the Company may pay management/advisory and/or procurement fees to brokers or third parties (which may include Montgomery Pacific/Stanmore Capital Partners) in connection with the Entitlements Offer as set out in section 1.8. It is not possible at the date of this prospectus to determine the total amount of the advisory fees payable, if any, as this may depend on the management/advisory services required in connection with the Entitlements Issue and the extent to which it is necessary to place any Shortfall Shares. However, the maximum aggregate amount of fees for these services would be $278,640 exclusive of GST.

Clayton Utz has acted as Australian legal adviser to the Company in connection with the Offer and has performed work in relation to the Australian due diligence enquiries on legal matters. The Company has agreed to pay $100,000 for such services to the date of this Prospectus. Further amounts may be paid to Clayton Utz in accordance with its usual time based charge out rates.

William Buck Financial Advisors (NSW) Pty Limited has prepared the Independent Accountant's Report included in this Prospectus. The Company has agreed to pay $25,000 for such services to the date of this Prospectus. Further amounts may be paid to William Buck Financial Advisers (NSW) Pty Limited in accordance with its usual time-based charge-out rates.

William Buck has also performed audit services in relation to the Company's FY2006 financial statements. The Company has paid $19,500 for such services to the date of this Prospectus as disclosed in the audited accounts. Further amounts may be paid to William Buck in accordance with its usual time-based charge-out rates.

7.5 **Consents and disclaimers of responsibility**

Written consents to the issue of this Prospectus have been given and, at the time of lodgement of this Prospectus with ASIC, had not been withdrawn by the following parties:

Clayton Utz has given, and not withdrawn prior to the lodgement of this Prospectus with ASIC, its written consent to be named in this Prospectus as the Company's legal adviser in the form and context it is so named.

William Buck has given, and not withdrawn prior to the lodgement of this Prospectus with ASIC, its written consent to be named in this Prospectus as auditor to Avastra in the form and context it is so named and has given and not withdrawn its consent to the inclusion in this Prospectus of:

- its Auditor's Report on the Financial Reports of the Company for the year ended 30 June 2006; and
- references to that report,

in the form and context in which they are included.

William Buck Financial Advisors (NSW) Pty Limited has given, and not withdrawn prior to the lodgement of this Prospectus with ASIC, its written consent to be named in this Prospectus as Independent Accountant to Avastra in the form and context it is so named and has given and not withdrawn its consent to the inclusion in this Prospectus of:

- its Independent Accountants' Report on the pro forma balance sheet included in this Prospectus; and
- references to that report,

in the form and context in which they are included.

Computershare Investor Services Pty Limited has given and has not withdrawn prior to the lodgement of this Prospectus with ASIC, its written consent to be named as the Registry in the form and context in which it is named.

Each of the companies and firms named in this Section:

- has not authorised or caused the issue of this Prospectus;
- has not made any statement in this Prospectus, or any statement on which a statement in this Prospectus is based, except where expressly stated above;
- to the maximum extent permitted by law, expressly disclaims and takes no responsibility for any part of this Prospectus other than a reference to its name and except where expressly stated above; and
- was not involved in the preparation of the Prospectus or any part of it except where expressly attributed to that person.

7.6 Costs of the Offer

If the Offer proceeds, the total estimated costs in connection with the Offer (including advisory, legal, accounting, tax, stamp duty, listing and administrative fees, as well as printing, advertising and other expenses) are currently estimated to be approximately $676,617. This assumes that the Company will have to pay management and/or procurement fees of up to approximately $278,000 in relation to Entitlements Offer (see Section 7.4). As a result these amounts may be significantly reduced to the extent the Company does not require such services. The Company will pay all of the estimated costs in connection with the Offer.

7.7 Litigation and claims

So far as the Directors are aware, there is no current or threatened civil ligation, arbitration proceedings or administrative appeals, or criminal or governmental prosecutions of a material nature in which the Company is directly or indirectly concerned which is likely to have a material adverse impact on the business or financial position of the Company.

7.8 Governing law

The Prospectus and the contracts that arise from the acceptance of the Applications under this Prospectus are governed by the law applicable in New South Wales and each Applicant submits to the exclusive jurisdiction of the courts of New South Wales.

7.9 CHESS and Holding Statements

Avastra participates in ASX's Clearing House Electronic Sub-register System (CHESS), in accordance with the Listing Rules and the ASTC Settlement Rules. CHESS is an automated transfer and settlement system for transactions in securities quoted on ASX under which transfers are affected in a paperless form.

Holdings will be registered in one of two sub-registers, an electronic CHESS sub-register or an issuer sponsored sub-register. The Shares of a Shareholder, who is a participant in CHESS or a person sponsored by a participant in CHESS, will be registered on the CHESS sub-register. All other Shares will be registered on the issuer sponsored sub-register.

Following the allocation of New Shares, Shareholders will be sent an initial statement of holding that sets out the number of New Shares that have been allocated. This statement will also provide details of a Shareholder's holder identification number (HIN) or where applicable, the securityholder reference number (SRN) of issuer sponsored holders.

Shareholders will subsequently receive statements showing any changes to their shareholding in Avastra. Shareholders will be required to quote their HIN or SRN, as applicable, in all dealings with a stockbroker or the Registry. Certificates will not be issued to Shareholders.

7.10 Privacy

If you apply for Shares, you will provide personal information to the Company and the Registry. The Company and the Registry collect, hold and use your personal information in order to assess your Application, service your needs as an investor, provide facilities and services that you request and carry out appropriate administration.

Tax and company law requires you to supply some of the information to be collected in connection with your Application. If you do not provide the information requested, your Application may not be able to be processed efficiently, or at all.

The Company and the Registry may disclose your personal information for purposes related to your investment to their agents and service providers including those listed below or as otherwise authorised under the Privacy Act 1988:

- The Registry for ongoing administration of the Register;
- The printers and the mailing house for the purposes of preparation and distribution of statements and for handling of mail.

The information may also be disclosed to members of the Group and to their agents and service providers on the basis that they deal with such information in accordance with the Company's privacy policy.

Under the Privacy Act 1988, you may request access to your personal information held by (or on behalf of) the Company or the Registry. You can request access to your personal information by telephoning or writing to the Company through the Registry.

You can obtain a copy of the Company's privacy policy electronically at www.avastra.com.

7.11 Directors authorisation

Each Director of Avastra has given, and has not withdrawn, their consent to the lodgement of this Prospectus with ASIC.

8. GLOSSARY

Term	Meaning
Additional New Shares	New Shares in addition to an Eligible Shareholder's Entitlement for which an Applicant under the Entitlements Offer makes an Application.
AEST	Australian Eastern Standard Time.
AGAAP	Australian Generally Accepted Accounting Principles.
AIFRS	Australian equivalents of International Financial Reporting Standards.
Applicant	A person that lodges an Application Form pursuant to this Prospectus.
Application	An application for New Shares in the Placement Offer or the Entitlements Offer made by an Applicant on an Application Form and accompanied by the relevant Application Monies.
Application Form	The Placement Application Form or the Entitlement and Acceptance Form, as appropriate.
Application Monies	The monies payable in connection with an Application, being the amount of money accompanying an Application Form.
ASIC	Australian Securities and Investments Commission.
ASTC Settlement Rules	The settlement rules of the ASX Settlement & Transfer Corporation Pty Ltd (ABN 49 008 504 532).
ASX	Australian Stock Exchange Limited (ABN 98 008 624 691).
ASX Business Rules	The ASX business rules.
Avastra	Avastra Ltd (ABN 47 094 446 803).
Board	The Board of Directors of Avastra.
Business Day	Has the same meaning as in the Listing Rules.
CHESS	Clearing House Electronic Subregister System, operated in accordance with the Corporations Act.
Closing Date	The Placement Closing Date or the Entitlement Closing Date, as appropriate.
Company	Avastra.
Company Secretary	The company secretary of Avastra.

Constitution	The Constitution of Avastra.
Corporate Directory	The Corporate Directory at the back of this Prospectus.
Corporations Act	Corporations Act 2001 (Commonwealth).
CSS Labs	California Sleep Solutions, LLC trading as CSS Laboratories (see Section 3.5)
Directors	The directors of Avastra.
EBITDA	Earnings before interest, tax, depreciation and amortisation.
Eligible Shareholder	A Shareholder of the Company, as at the Record Date, other than a Non-qualifying Foreign Shareholder.
Entitlement	Each Shareholder's right to subscribe for New Shares on the terms of the Entitlements Offer.
Entitlement and Acceptance Form	The form attached to or accompanying this Prospectus pursuant to which Applicants apply for New Shares under the Entitlements Offer.
Entitlement Closing Date	5.00 pm AEST on 14 November 2006
Entitlements Offer or Entitlements Issue	The non-renounceable pro rata issue pursuant to this Prospectus by the Company of 1 New Share for every 2 Shares held at an issue price of $0.20 per New Share.
FY	Financial year ending 30 June.
Group	Avastra and its subsidiaries and controlled entities or any one or more of them.
H1	Half year to 31 December.
H2	Half year to 30 June.
Listing Rules	The listing rules of the ASX.
New Shares	The 19 million Shares being offered under the Placement Offer and the approximately 25,794,031 Shares being offered under the Entitlements Offer.
Non-qualifying Foreign Shareholder	A Shareholder, as at the Record Date, whose registered address is not situated in Australia or New Zealand.
Offers	The Placement Offer and the Entitlements Offer.
Official List	The official list of ASX.
Ordinary Shares	Fully paid ordinary Shares in the Company.

Placee	An Applicant under the Placement Offer.
Placement Closing Date	5.00 pm AEST on 20 October 2006
Placement Offer	The offer under this Prospectus to persons identified by the Directors of up to 19,000,000 New Shares at an issue price of $0.20 per New Share.
Placement Application Form	The form attached to or accompanying this Prospectus pursuant to which Applicants apply for New Shares under the Placement Offer.
Prospectus	This document (including the electronic form of this Prospectus), and any supplementary or replacement Prospectus in relation to this document.
PSM	Pacific Sleep Medicine, Inc (see Section 3.5)
Record Date	7.00 pm AEST on 26 October 2006.
Register	The register of Shareholders of the Company.
Registry	Computershare Investor Services Pty Limited (ABN 48 078 279 277).
Shares	Fully paid ordinary shares in the capital of Avastra.
Shareholder	An owner of Shares.
Shortfall Shares	New Shares for which successful valid applications under the Entitlements Offer have not been received by the Entitlements Closing Date.
Sleepwell	Sleepwell Laboratories, Inc.
Sleepwell Merger Agreement	The agreement under which Avastra has agreed to acquire all outstanding shares in Sleepwell Partners, LLC as described in Section 7.3.

Appendix A - Audited Financial Statements for the year ended 30 June 2006

AVASTRA

Annual Report

30 June 2006

AVASTRA LTD
ABN 47 094 446 803

TABLE OF CONTENTS

Directors

Mr Gregory Fagan (Chairman)
Mr Guy Aird (Non Executive Director) (Appointed 15 December 2005)
Mr Roger Greene (Non Executive Director) (Appointed 27 October 2005)
Mr Michael Dalsin (Non Executive Director) (Appointed 27 October 2005)
Dr. George Steinfels (Non Executive Director) (Appointed 13 April 2006)
Mr Alan Thompson (Resigned 4 April 2006)
Mr Paul Ralph (Resigned 16 December 2005)

Company Secretary

Miss Eva Liu

Registered Office

Riverside Life Sciences Centre
11 Julius Avenue
North Ryde NSW 2113

Auditors

William Buck (NSW) Pty Limited
Level 24,
201 Elizabeth Street
Sydney NSW 2000

Lawyers

Clayton Utz
Level 28 Riparian Plaza
71 Eagle Street
Brisbane QLD 4000

Share Registry

Computershare Investor Services Pty Limited
Level 3, 60 Carrington Street
Sydney NSW 2000
Telephone: 61 2 8234 5000

Web-site

www.avastra.com

Contact Information

Telephone: +61 2 9888 7184
Fax: +61 2 9889 8945
info@avastra.com

Dear Shareholder,

The FY06 fiscal year has been one of great transition for Avastra. The Company abandoned its clinical trial in September last year following recommendation from an independent expert panel review. The corollary of the panel's decision meant that many more years of research and development would be required for the BioWeld® technology to reach commercialisation.

This outcome set in motion a number of changes that were necessary to minimise the Company's operational expenses and included the redundancy of many research staff. Separately, the former Managing Director resigned, and the Board was reconstituted. What also followed was a great deal of introspection and review of the Company's operations and strategies going forward.

The Board took the view that whilst the Company achieved Proof of Concept with the BioWeld® technology and we obtained some encouraging results, they were not significant enough to encourage directors to pursue the technology to a commercial outcome.

Your Board was cognisant that the Company's share price, market capitalisation and cash reserves were at low ebb, and immediately took steps to find an alternative strategy to boost its market capitalisation and prospects. With that in mind, the Company enlisted the help of Corporate Advisors Stanmore Capital Partners/Montgomery Pacific Group. Stanmore Capital and Montgomery Pacific are boutique investment banking firms that specialises in assisting Australian public life sciences companies with funding and strategies to increase shareholder wealth and sustain growth. Two of the principals of Stanmore Capital, Messrs Roger Greene and Michael Dalsin, were also appointed to the Board in October 2005.

The Advisors identified at least three industries within the life sciences sector that offered Avastra the potential to acquire some cash flow and alleviate the Company's funding pressures. In their analysis, the advisors presented to the Board that sleep diagnostic market in North America represented the best alternative, and has since then developed detailed strategies and business plans on how best for Avastra to achieve becoming a national market leader in this industry.

Since the appointment of Montgomery Pacific/Stanmore Capital in October, we have seen the share price rise from a low of 12.5 cents a year ago to 28 cents at the time of writing. The Board and I have been committed to re-establishing shareholder value in this company, and we will continue to pursue profitable business making opportunities within the current corporate direction.

An encouraging sign that the Company is heading down the right path was evident when Shareholders overwhelmingly approved this change in nature of the Company at an Extraordinary General Meeting (EGM) on 29 August. It is therefore with great excitement and anticipation that Avastra can now move forward on these plans. Most importantly, we thank our Shareholders for being patient during this difficult and sometimes frustrating transition period and we are confident that we can report much more positive results next year.

Yours faithfully,

Greg Fagan
Chairman
15th September 2006

In accordance with the Corporations Act 2001, the Directors of Avastra Ltd ("the Company") submit their report together with the accounts for the Company for the year ended 30 June 2006.

Company Officers' Qualification and Experience

The names and details of the Company's officers, in office during or since the end of the financial year are:

Name	Qualifications, experience and special responsibilities
Mr Gregory Fagan BEc, Dip Fin Planning, CFP, ASIA (Chairman)	Mr. Fagan is a non-executive director. He is an economics graduate from La Trobe University and has a diploma in Applied Finance and Investment. He has been involved in the investment industry for more than 16 years and specialises in investment and taxation advice for high net worth individuals. Mr Fagan is the Managing Director of FMD Financial Pty Ltd (superannuation financial services advisory group). He has previous experience in the Funds Management industry. **Other current directorships**: Independent Non-Executive Director of St. Andrews Finance Limited.
Mr Roger Greene AB Econs, Harvard College, magna cum laude, phi beta kappa; JD Harvard Law School, cum laude (Non Executive Director) *Appointed 28 October 2005*	Mr. Greene worked with the various funds in the Robert M. Bass Group in Texas as a principal and as general counsel. He participated in a number of their opportunity funds, including Brazos Fund, which purchased $2 billion in assets in the US and Canada, and Lone Star Fund, which has acquired and managed several billions of dollars in assets in North America, Asia and Europe. For Brazos, Mr. Greene was responsible for negotiations on a $300 million purchase of assets from a thrift in Canada, an acquisition of assets of over $100 million that resulted from the merger of two insurance companies, and the securitization of hundreds of millions of dollars of mortgage loans. **Other current directorships:** Independent Non-Executive Director of Resonance Health Limited.
Mr Guy Aird Dip Val RMIT ASIA (Non Executive Director) *Appointed 15 December 2005*	Mr Aird is a non-executive director and brings to Avastra expertise in corporate finance. He has been in the investment industry for over 20 years mainly involving equity advisory roles with various private client stockbroking firms. He is a partner in a Melbourne boutique firm Domain Capital who specialise in Corporate Advisory & Equity Capital Market operations. **Other current directorships:** Independent Non-Executive Director of Resonance Health Limited.
Mr Michael Dalsin BSc Mathematical Economics (Non Executive Director) *Appointed 28 October 2005*	Mr. Dalsin has worked in international investment banking and deal-making for investments by Morgan Stanley Managing Director's funds in London, Hong Kong and New York. He was as a lead banker and negotiator for small and medium market ($US15M to $US50M) international acquisitions for both American and English companies. He participated as a key sales person in institutional fundraising for a number of international (micro-capitalization) companies with placements of $US5M to $US10M. He has experience in securing cash flow debt and term debt for small to medium companies and has practice in high yield and convertible debt for the purposes of acquisition. **Other current directorships:** Independent Non-Executive Director of Resonance Health Limited.

Dr George Steinfels Ph.D Pharmacology, MBA, Management & Finance, Wharton School of Business (Non-Exec Director) *Appointed 13 April 2006*	Dr Steinfels has over 25 years experience in the pharmaceutical industry and is currently the Chief Business Officer and Senior Vice President Clinical Development at Rexahn Pharmaceuticals, Inc. He has extensive operational experience in multinational companies that included development of strategic plans to rapidly grow business units through acquisition of existing providers in the targeted services. He further has experience in managing a US$12 million research budget with 45 research scientists, and developed preclinical and clinical development strategies for over 50 new chemical entities and products in therapeutic areas that include sleep disorders, neurodegenerative disorders, anxiety/depression, schizophrenia and pain.
Mr Paul Ralph BA (Managing Director) *Resigned 16 Dec 2005*	Mr Ralph has more than 22 years experience in financial markets. He previously worked as a corporate advisor principally in the biotechnology sector. He has a Degree in Pure and Applied Mathematics (Uni. Of Sydney), is the Chairman of Diakyne Pty Ltd (bioscience/diagnostics) and Executive Director of Colorado Investments Pty Ltd (corporate advisory). Mr Ralph founded Avastra Ltd in September 2000 to commercialise the BioWeld® technology.
Mr Alan Thompson BSc (Non-Executive Director) *Resigned 4 April 2006*	Mr Thompson has more than 30 years experience in the pharmaceutical industry. Most recently (1999-2003), as Worldwide Vice President at Johnson & Johnson's Head Office in the USA, he was responsible for the commercial evaluation of product potential and the direction of business strategy as well as a member of the Board of Ortho-McNeil Pharmaceuticals. Previously accountable for businesses in Asia-Pacific (1991-1993 & 1997-1998), Mr Thompson was Managing Director of Sandoz Pharma in Australia and New Zealand (1993-1997).
Miss Eva Liu BBus. Banking & Finance (Company Secretary)	Miss Liu is the Company Secretary. She has a strong background in banking and finance, and has worked as a Commercial Officer for the British Trade and Cultural Office in Taipei. Miss Liu has extensive journalistic experience.

Principal Activities

The Board discontinued the clinical trial of its BioWeld® Tube following the recommendations of an independent expert panel in September 2005. The principal activity of the Company during the balance of the financial year was researching opportunities in the medical services and medical device business that resulted in a proposal to enter into the sleep dysfunction market in North America. Shareholders overwhelmingly approved this proposal at an extraordinary general meeting on 29 August 2006.

Operating Results

The net operating loss for the year after providing for income tax was $3,000,218 (2005: Loss of $1,559,819). Given the change in the nature of the company's business outlined above the company wrote off its investment in licences and patents amounting to $680,004 and recorded an impairment write down on its remaining fixed assets of $54,334.

Dividends

The directors of the Company recommend that no dividend be paid in respect of the year ended 30 June 2006 (2005: nil).

Significant Changes in the State of Affairs

As outlined under principal activities above, the company discontinued the BioWeld® business in September 2005 following difficulties in a clinical trial. The company with the support of its shareholders in an extraordinary general meeting on 29 August 2006 is repositioned to enter the sleep dysfunction market in North America.

There were no other significant changes in the state of affairs during the year.

Matters Subsequent to the End of the Financial Year

Shareholders, at the extraordinary general meeting on 29 August 2006 the shareholders, passed a resolution to move the business into the sleep diagnostic centre business.

To enable the company to fund the acquisition of businesses in this market the shareholders approved the issue of a further 12 million shares of $0.20 each and 2,500,000 shares to the New Millennium Fund Pty Ltd, a pooled development fund associated with certain directors of the company.

Other than as outlined above there was no matter or circumstance since 30 June 2006 that has significantly affected, or may significantly affect the entity's operations in future financial years, the results of those operations in future financial years, or the entity's state of affairs in future financial years.

Likely developments and expected results of operations

Information on likely developments in the entity's operations and the expected results of operations, other than outlined above, have not been included in this report because the directors believe it would be likely to result in unreasonable prejudice to the company.

Environmental regulation

The company is not subject to significant environmental regulation.

Meetings of Directors

There were 22 meetings of the Board during the year ended 30 June 2006 Information concerning the terms of appointment of all Directors who served during the year, the number of Board meetings each was eligible to attend and the number attended follows.

	Date of Appointment	Date of Resignation	Meetings eligible	Meetings attended
Mr Gregory Fagan	12/09/00	-	22	21
Mr Michael Dalsin	27/10/05	-	16	16
Mr Roger Greene	27/10/05	-	16	16
Mr Guy Aird	15/12/05	-	12	12
Dr George Steinfels	13/04/06	-	5	5
Mr Paul Ralph	12/09/00	16/12/05	9	8
Mr Alan Thompson	03/07/03	04/04/06	16	15

Remuneration report

The remuneration report is set out under the following main headings:

A Principles used to determine the nature and amount of remuneration
B Details of remuneration
C Service agreements
D Share-based compensation

The information provided under headings A-D includes remuneration disclosures that are required under Accounting Standard AASB 124 *Related Party Disclosures.* These disclosures have been transferred from the financial report and have been audited. The disclosures in section E are additional disclosures required by the *Corporations Act 2001* and the *Corporations Regulations 2001* which have not been audited.

A Principles used to determine the nature and amount of remuneration

The objective of the Company's executive reward framework is to ensure reward for performance is competitive and appropriate for the results delivered. The framework aligns executive reward with achievement of strategic objectives and the creation of value for shareholders, and conforms with market best practice for delivery of reward. The Board ensures that executive reward satisfies the following key criteria for good reward governance practices:

- competitiveness and reasonableness
- acceptability to shareholders
- Transparency
- appropriate to attract and retain high calibre executives
- Rewards capability and experience
- Provides a clear structure for earning rewards
- Provides recognition for contribution.

The framework provides a mix of fixed and variable pay.

Non-executive directors

Fees and payments to non-executive directors reflect the demands which are made on, and the responsibilities of, the directors. Non-executive directors' fees and payments are reviewed annually by the Board. The Chairman's fees are determined independently to the fees of non-executive directors based on comparative roles in the external market. The Chairman is not present at any discussions relating to determination of his own remuneration. Non-executive directors do not receive share options under an incentive scheme.

Directors' fees

The current base remuneration was last reviewed with effect from 1 July 2005. The Chairman's and Director's remuneration is inclusive of committee fees.

Non-executive directors' fees are determined within an aggregate directors' fee pool limit, which is periodically recommended for approval by shareholders. The pool limit currently stands at $250,000.

Retirement allowances for directors

There are no retirement allowances for directors.

Executive pay

The executive pay and reward framework has two components:

- Base pay and benefits
- short-term performance incentives (paid as a bonus which may be cash or shares)

The combination of these comprises the executive's total remuneration.

Remuneration report (Continued)

Base pay
Structured as a total employment cost package which may be delivered as a combination of cash and prescribed benefits including superannuation.

Executives are offered a competitive base pay that comprises the fixed component of pay and rewards. Base pay for senior executives is reviewed annually to ensure the executive's pay is competitive within the market.

Benefits
There are no executive benefits for Australian employees, other than superannuation. Company employees in the USA receive benefits including insurance, contribution to pension scheme and to health insurance at a level which is consistent with benefits provided to employees in US biotechnology companies of similar size.

Retirement benefits
There are no retirement benefits other than superannuation.

Short-term incentives
Each year, the audit and remuneration committee considers the appropriate targets and key performance indicators (KPIs) to link the short term incentive (STI) plan and the level of payout if targets are met.

The audit and remuneration committee is responsible for assessing whether the KPIs are met. To help make this assessment, the committee receives detailed reports on performance from management.

The short-term bonus payments are set in line with under or over achievement against the target performance levels. This is at the discretion of the audit and remuneration committee.

B Details of remuneration

Amounts of remuneration

Details of the remuneration of the directors and the key management personnel (as defined in AASB 124 *Related Party Disclosures)* of Avastra Limited are set out in the following tables.

The key management personnel of Avastra Limited are the directors as per pages 3 – 4 above and the following executive officers (of which the entity had only one), which are also the highest paid executives of the entity

- Dr Matthew Harris (resigned 10 April 2006)

The cash bonuses are dependent on the satisfaction of performance conditions as set out in the section headed *Short-term incentives* above. All other elements of remuneration are not directly related to performance.

Directors and key management personnel of Avastra Limited.

2006	Short-term benefits			Post - employment benefits	Share-based payment	
Name	Cash salary and fees	Cash bonus	Non-monetary benefits	Super-annuation	Options	Total
	$	$	$	$	$	$
Non-executive directors						
Mr Gregory Fagan, *Chairman*	26,000	-	-	24,000	-	50,000
Mr Guy Aird	16,000	-	-	-	-	16,000
Mr Roger Greene*	-	-	-	-	-	-
Mr Michael Dalsin*	-	-	-	-	-	-
Dr George Steinfels	6,511	-	-	-	-	6,511
Mr Alan Thompson	22,500	-	-	-	-	22,500
Sub-total non-executive directors	**71,011**	**-**	-	**24,000**	-	**95,011**
Executive directors						
Mr Paul Ralph**	-	-	-	-	-	-
Other key management personnel						
Dr Matthew Harris	106,722	-	-	8,322	2,055	117,099
Totals	**177,733**		-	**32,322**	**2,055**	**212,110**

* Montgomery Pacific Group LLC, of which Messrs Greene and Dalsin are directors received $397,964 from the Company during the year for services provided on normal commercial terms for the provision of corporate and advisory services but have not received any fees in relation to their role as non-executive directors.

During the year Montgomery Pacific received 2,000,000 advisor options as outlined below. The value of these options received by Montgomery Pacific during the year was calculated at $1,141.

** Colorado Investments Pty Ltd, of which Mr Paul Ralph is a director, received $380,000 from the Company during the year for services provided on normal commercial terms for the provision of management and corporate services that also covered Mr Ralph's resignation.

A further 2,450,000 options were issued on 11 September 2006 following Shareholder approval at an EGM on 29 August to compensate non-executive directors for additional work performed during the absence of a permanent managing director/CEO. Two of the directors have, at the date of this report exercised 400,000 of the 2,450,000 options.

Directors and key management personnel of Avastra Limited.

2005	Short-term benefits			Post - employment benefits	Share-based payment	
Name	Cash salary and fees $	Cash bonus $	Non-monetary benefits $	Super-annuation $	Options $	Total $
Non-executive directors						
Mr Gregory Fagan *Chairman*	26,000	-	-	24,000	596	50,596
Mr Alan Thompson	-	-	-	-	-	-
Sub-total non-executive directors	**26,000**	**-**	**-**	**24,000**	**596**	**50,596**
Executive directors						
Mr Paul Ralph *Managing Director**	240,000	100,000	-	-	152	340,152
Other key management personnel						
Dr Matthew Harris	79,640	10,000	-	7,856	-	97,496
Totals	**345,640**	**110,000**		**31,856**	**748**	**488,244**

* Paid to Colorado Investments Pty Limited, a company controlled by Mr Paul Ralph.

C. Service agreements

There are no service agreements in place for any employee or executive of the company as at the date of this report.

D. Share-based compensation

At the date of this report, Director and Director related entities held, directly or indirectly, the following equity interests in the Company:

Shares

As at 30 June 2006, Mr Paul Ralph held 2,551,787 shares in the Company. Of this holding, 627,360 were held in trust for an unrelated third party. Mr Ralph held a further 1,451,012 shares in the Company indirectly through the New Millennium Fund Pty Ltd.

As at 30 June 2006, Mr Gregory Fagan held 693,044 shares in the Company. Mr Fagan held a further 121,206 shares in the Company indirectly through the New Millennium Fund Pty Ltd.

D. Share-based compensation (cont)

Series 1 Options

As at 30 June 2006, the following Directors held the following Series 1 options in the Company:

Mr Paul Ralph held 42,347 Series 1 options, granted on 27 October, 2003 with a $2.30 exercise price and a 3 year term.

Mr Gregory Fagan held 15,684 Series 1 options, granted on 27 October, 2003 with a $2.30 exercise price and a 3 year term.

Mr Paul Ralph and Mr Gregory Fagan have a beneficial interest in the New Millennium Fund Pty Ltd, which held 205,460 Series 1 options with a $2.30 exercise price and a 3 year term.

Series 3 Options

As at 30 June 2006, the following Directors held the following Series 3 options in the Company:

Mr Alan Thompson held 100,000 options, granted on 20 January, 2004 with a $1.00 exercise price and a 4 year term.

Mr Gregory Fagan held 100,000 options, granted on 20 January, 2004 with a $1.00 exercise price and a 4 year term.

Advisor Options

As at 30 June 2006, the following Directors held the following Advisor options in the Company:

Mr Roger Greene and Mr Michael Dalsin through a related company – Montgomery Pacific, held 750,000 options, granted on 26 October 2005 with a $0.25 exercise price and a 3 year term, and 1,250,000 options, granted on 26 October 2005 with a $0.40 exercise price and a 3 year term.

Directors' and Auditors' Indemnification

The Company paid insurance premiums to insure each of the directors against liabilities for costs and expenses incurred by them on defending and legal proceedings arising out of their conduct while acting in the capacity of director of the Company, other than a wilful breach of duty. The amount of the premium was $47,475 for all directors.

The Company has not, during or since the end of the financial year, indemnified or agreed to indemnify the Company's auditor against a liability incurred as such by the auditor. In addition, the Company has not paid, or agreed to pay, a premium in respect of a contract insuring against liability incurred by the auditor.

Proceedings on Behalf of the Company

No person has applied for leave of Court to bring proceedings on behalf of the Company or to intervene in any proceedings which the Company is a party for the purpose of taking responsibility on behalf of the company for all or any part of those proceedings.

The Company was not a party to any such proceedings during the year.

Auditor's Independence Declaration

A copy of the auditor's independence declaration required under section 307C of the Corporations Act 2001 is set out on page 12.

Rounding of Amounts

The Company is an entity to which ASIC Class Order 98/100 applies and, accordingly, amounts in the financial statements and Directors' report have been rounded to the nearest dollar.

Directors' Interest and Benefits

Other than the above, no Director has since or during the financial year received or become entitled to receive a benefit (other than a benefit included in the aggregate amount of emoluments received or due and receivable by Directors shown in the accounts) by reason of a contract made with the Director, with a firm which he is a member, or with an entity in which he has a substantial financial interest by the Company.

Signed in accordance with a resolution of the Board of Directors:

Gregory Fagan
Chairman

Dated this 15th day of September 2006

William Buck
Business Advisors
Chartered Accountants

LEAD AUDITOR'S INDEPENDENCE DECLARATION UNDER SECTION 307C OF THE CORPORATIONS ACT 2001

TO THE DIRECTORS OF AVASTRA LIMITED

I declare that, to the best of my knowledge and belief, in relation to the audit for the year ended 30 June 2006 there have been:

(i) no contraventions of the auditor independence requirements as set out in the Corporations Act 2001 in relation to the audit; and

(ii) no contraventions of any applicable code of professional conduct in relation to the review.

William Buck
A.B.N. 16 021 300 521

L. E. Tutt
Partner
Sydney, 15 September 2006

The Board strongly agrees with the Principles of Good Corporate Governance and Best Practice Recommendations developed by the ASX Corporate Governance Council. The Directors are, however, realistic in acknowledging the size and nature of the Company and have modified where they deem applicable the best practice standards as laid down by the ASX. The Best Practice Recommendations not adopted or specific comments thereon are as follows.

Role of the Board and Management

The Board is responsible for the Corporate Governance of the Company including the setting and the monitoring of the objectives, goals and corporate direction. There are formal statements as to the delegated authority of management. The Board closely interacts with the Company's management and has established adequate systems of internal control, to assess, monitor and manage business risk, and ensure adherence to appropriate ethical standards.

Structure of the Board

Directors' qualifications and experience are outlined in the Directors' report.

Due to the Company's size, it is not considered necessary to maintain a Nomination Committee. When a vacancy exists, through whatever cause, or where it is considered the Board would benefit from the services of a new director with particular skills, the Board considers candidates with the appropriate expertise and experience. The Board then appoints the most suitable person who shall hold office until the conclusion of the following Company annual general meeting and shall be eligible for re-election at every annual general meeting. There are no share qualifications for a director.

Each Director has the right to seek independent professional advice regarding material matters concerning the Company at the Company's expense after notifying the Chairman.

Ethical and Responsible Decision-making

The Company has a formal code of conduct for employees. It recognises the need for Directors and employees to observe the highest standards of behaviour and business ethics. Directors and officers are expected to act in accordance with the law and with the highest standards of propriety.

Share Trading Policy

The Company's share trading policy requires all officers and employees of the Company to gain permission from the Managing Director and/or the Chairman before being allowed to deal in shares of the Company. Where the Chairman or the Managing Director believes trading in the Company's shares may have the appearance but not necessarily the legitimacy of conflict under the insider trading provisions, no trading may take place. In circumstances where permissible trading may not be clear cut, legal advice is sought.

Timely and Balanced Disclosure

The Board through continuous disclosure, the maintenance of a web site, the distribution of the annual report to all shareholders and the holding of an annual shareholders meeting, where shareholders are encouraged to participate, strives to keep shareholders fully informed of developments within the Company in a cost effective manner.

Shareholders' Rights

The Board is aware of the importance of effective shareholder communication. The Company encourages the use of its website. Shareholders wishing to receive the Company's newsletter and other communications electronically can register their email address by contacting Avastra on info@avastra.com. Avastra requests its External Auditor to attend the Company's general meetings.

Audit and Remuneration Committee

The Board has established an Audit and Remuneration Committee ("the Committee") comprising of Mr Gregory Fagan (Chairman of the Committee and the Company), Mr Alan Thompson (Non- Executive Director – resigned 4 April 2006) and Mr Guy Aird (Non-Executive Director).

The Company has departed from the ASX Corporate Governance Council ("ASX CGC") best practice recommendation that the chairperson of the audit committee not be the chairperson of the board. This departure is due to the chairman being the most qualified director for the role. The Company operates on the premise of effective, strong and experienced personnel are more important for the Company's integrity and efficiency than the implementation of third party boilerplate recommendations.

The Company has departed from the ASX CGC best practice recommendation that the audit committee have a formal charter. This departure is due to the small size of the Company.

The Board sets the remuneration of the Managing Director, senior executives and Non-Executive Directors on the advice of the Committee. The committee establishes and reviews compensation arrangements with a view to obtaining and retaining the services of a Managing Director, senior executives and Non-Executive Directors appropriately qualified to discharge their duties.

The committee is also responsible for selecting appropriate external auditors and for reviewing the adequacy of existing external auditor arrangements. The Committee reviews the scope and quality of the external audit process. The review entails an analysis of the audit testing performed in the context of the size and risk profile of the Company.

Remunerate Fairly and Responsibly

Executives' remuneration packages are made up of fixed and performance linked components, with base remuneration fixed at levels competitive with market rates. Incentive payments and salary increases are determined at the completion of performance reviews and measurable against clear performance criteria.

The Managing Director's services were provided via a contract with Colorado Investments Pty Ltd ("Colorado"). The contract was a rolling one year contract which was terminated on 16 December 2005. The contract was terminable on 12 month's notice by either party, or by the Company for the usual non-performance events relating to Mr Ralph's services as Managing Director or a change in control of Colorado. Colorado was paid $A240,000 per year (exclusive of GST) plus performance related bonuses. During the current year an amount of $380,000 was paid which included a termination payment of $240,000.

The remuneration of non-executive directors is fixed. They do not participate in any incentive plans available to executives. The Board has approved annual payments of $30,000 to each non-executive director, with the chairman receiving a fee of $50,000.

Identifying and Managing Risk

Formal risk management profiles, policies, and procedures have been adopted. As noted above, the Company has an Audit and Remuneration Committee. The Board meets on a regular basis and, as part of the ongoing performance review, current and possible future business risks are identified. Once a business risk is identified, appropriate action is planned and instigated by the Board. The results of the action plan are constantly reviewed and corrective action is taken as required.

Due to the size of the Company, an Internal Audit function has not been implemented. However, these duties are performed by the Audit and Remuneration Committee.

The Managing Director and Company Secretary reports to the Board on the integrity of financial statements and the effectiveness of internal compliance and control systems.

Performance Enhancement

The Board does not have a Nomination Committee and has not adopted formal Performance Enhancement procedures, as the Board undertakes ongoing performance reviews as part of its regular review of Company activities.

Interests of Stakeholders

The Company does not have a formal Code of Conduct covering obligations to legitimate stakeholders. However, the Board is fully aware of its obligations for Public or Social Accountability based on notions of legitimacy, fairness, and ethics.

The Directors of the Company declare:

1. the financial statements and notes, as set out on pages 17 to 37

   (a) comply with Accounting Standards and the Corporations Act 2001; and

   (b) give a true and fair view of the company's financial position as at 30 June 2006 and of its performance for the year ended on that date.

2. In the Directors' opinion, there are reasonable grounds to believe the Company will be able to pay its debts as and when they become due and payable.

3. The audited remuneration disclosures set out on pages 6 to 11 of the directors' report comply with Accounting Standards AASB 124 *Related Party Disclosures* and the *Corporations Regulations 2001*.

The directors have been given the declarations by the chief financial officer required by section 295A of the *Corporations Act 2001*.

This declaration is made in accordance with a resolution of the Board of Directors:

....

Gregory Fagan
Chairman

Dated this 15th day of September 2006.

Income Statement

For the year ended 30 June 2006

	Notes	30 June 2006 $	30 June 2005 $
Continuing operations			
Revenues	2	243,736	314,897
Other revenue	2	324,629	598,385
Depreciation and amortisation expenses		(174,308)	(144,459)
Impairment of licences and patents		(680,004)	-
Impairment of fixed assets		(54,334)	-
Employee benefits expense		(166,880)	(36,218)
Clinical trials		-	(294,313)
Consultancy fees		(882,143)	(438,485)
Insurance		(52,037)	(58,540)
Research and development		(650,318)	(907,090)
Legal fees		(271,398)	-
Travel expenses		(232,834)	-
Other expenses		(404,327)	(593,996)
Loss before income tax		(3,000,218)	(1,559,819)
Income tax expense	3	-	-
Operating loss from continuing activities after income tax	**12**	**(3,000,218)**	**(1,559,819)**
Basic earnings/(loss) per share	14	(9.9)	(5.5 cents)
Diluted earnings/ (loss) per share	14	(9.9)	(5.5 cents)

The income statement should be read in conjunction with the accompanying notes.

Avastra Ltd

Balance Sheet

As at 30 June 2006

	Notes	30 June 2006 $	30 June 2005 $
Current Assets			
Cash and cash equivalents	4	3,746,365	5,457,830
Receivables	5	155,402	61,631
Total Current Assets		3,901,767	5,519,461
Non Current Assets			
Licence	6	-	280,000
Plant and Equipment	7	42,991	305,611
Patent	8	-	500,004
Total Non Current Assets		42,991	1,085,615
Total Assets		**3,944,758**	**6,605,076**
Current Liabilities			
Payables	9	167,319	51,451
Provisions	10	5,961	21,366
Total Current Liabilities		173,280	72,817
Net Assets		**3,771,478**	**6,532,259**
Equity			
Contributed Equity	11	11,130,347	10,890,910
Accumulated Losses	12	(7,358,869)	(4,358,651)
Total Equity		**3,771,478**	**6,532,259**

The balance sheet should be read in conjunction with the accompanying notes.

Statement of changes in equity

As at 30 June 2006

	Notes	30 June 2006 $	30 June 2005 $
Total equity at the beginning of the financial year		6,532,259	8,092,078
Loss for the year		(3,000,218)	(1,559,819)
Shares issued during the year		297,142	-
Shares purchased during the year		(18,575)	-
Transaction costs		(39,130)	-
Total equity at the end of the financial year		3,771,478	6,532,259
Total recognised income and expense for the year attributable to the members of Avastra Limited		(3,000,318)	(1,559,819)

The above statement of changes in equity should be read in conjunction with the accompanying notes.

Statement of Cash Flows

For the year ended 30 June 2006

	Notes	30 June 2006 $	30 June 2005 $
Cash flow from operating activities			
Interest received		243,736	314,897
Government grants		22,500	274,800
Other receipts		296,534	307,555
Payment to suppliers and employees		(2,619,502)	(2,276,344)
Net cash (used in) operating activities	15	(2,056,732)	(1,379,092)
Cash flow from investing activities			
Payments for plant and equipment		(12,988)	(315,695)
Proceeds on sale of plant and equipment		118,818	-
Net cash (used in) investing activities		105,830	(315,695)
Cash flow from financing activities			
Proceeds from share issue		297,142	-
Transaction costs of issue of shares		(39,130)	-
Costs of share buy backs		(18,575)	-
Net cash provided by financing activities		239,437	-
Net increase/(decrease) in cash held		**(1,711,465)**	**(1,694,787)**
Cash at the beginning of the financial year		5,457,830	7,152,617
Cash at the end of the financial year		**3,746,365**	**5,457,830**

The statement of cash flows should be read in conjunction with the accompanying notes.

Note 1 Summary of significant accounting policies

The principal accounting policies adopted in the preparation of the financial report are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.

(a) Basis of preparation

This general purpose financial report has been prepared in accordance with Australian equivalents to International Financial Reporting Standards (AIFRS), other authoritative pronouncements of the Australian Accounting Standards Board, Urgent Issues Group Interpretations and the *Corporations Act 2001*.

Compliance with IFRS

Australian Accounting Standards include AIFRS. Compliance with AIFRS ensures that the financial report comprising the financial statement and notes thereto, comply with International Financial Reporting Standards (IFRS).

This financial report is the first Avastra Limited financial report to be prepared in accordance with AIFRS. AASB 1 *First-time Adoption of Australian Equivalents to International Financial Reporting Standards* has been applied in preparing these financial reports.

Financial reports for Avastra Limited until 30 June 2005 had been prepared in accordance with previous Australian Generally Accepted Accounting Principles (AGAAP). AGAAP differs in certain respects from AIFRS. When preparing the Avastra Limited financial report for the year ended 30 June 2006, management has amended certain accounting and valuation methods applied in the AGAAP financial report to comply with AIFRS. With the exception of financial instruments, the comparative figures in respect of the year ended 30 June 2005 were restated to reflect these adjustments. The Group has taken the exemption available under AASB 1 to only apply AASB 132 *Financial Instruments: Presentation and Disclosure* and AASB 139 *Financial Instruments: Recognition and Measurement* from 1 July 2005.

Historical cost convention

This financial report has been prepared under the historical cost convention.

Critical accounting estimates and assumptions

The preparation of financial statements in conformity with AIFRS requires the use of certain critical accounting estimates. It also requires management to exercise its judgement in the process of applying the company's accounting policies.

Estimates and judgements are continually evaluated and are based on historical experience and other factors, including expectations of future events that may have a financial impact on the company and that are believed to be reasonable under the circumstances.

The company tests annually whether intangibles have suffered any impairment, in accordance with the accounting policy stated in note 1(i). Accordingly the company wrote off its investment in licences and patents at year end as a result of a change in strategic direction.

Note 1 Summary of significant accounting policies (continued)

(b) Segment reporting

A business segment is a group of assets and operations engaged in providing products or services that are subject to risks and returns that are different to those of other business segments. A geographical segment is engaged in providing products or services within a particular economic environment and is subject to risks and returns that are different from those of segments operating in other economic environments.

Business Segment

The company has previously operated in development of technology for the replacement of sutures and surgical staples. The company has now changed strategic direction given difficulties with the clinical trial. The business is now focused on the sleep dysfunction market. For primary reporting purposes the entity operates in one business segment as described.

Geographical segments
The company operates in two main geographical areas:

Australia
The home country of the company which following a change in strategic direction remains as the head office.

United States
The company is focused on acquiring profitable diagnostic sleep centres to create a national chain.

(c) Foreign currency translation

(i) Functional and presentation currency
Items included in the financial statements of the company are measured using the currency of the primary economic environment in which the company operates ('the functional currency'). The financial statements are presented in Australian dollars, which is Avastra Limited's functional and presentation currency.

(ii) Transactions and balances
Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognised in the income statement, except when deferred in equity as qualifying cash flow hedges and qualifying net investment hedges.

(d) Revenue recognition

Revenue is measured at the fair value of the consideration received or receivable. Amounts disclosed as revenue are net of returns, trade allowances and duties and taxes paid.

All revenue is stated net of the amount of goods and services tax (GST).

Note 1 Summary of significant accounting policies (continued)

(e) Government grants

Grants from the government are recognised at their fair value where there is a reasonable assurance that the grant will be received and the company will comply with all attached conditions.

Government grants relating to costs are deferred and recognised in the income statement over the period necessary to match them with the costs that they are intended to compensate.

Government grants relating to the purchase of property, plant and equipment are included in non-current liabilities as deferred income and are credited to the income statement on a straight line basis over the expected lives of the related assets.

(f) Income tax

The income tax expense or revenue for the period is the tax payable on the current period's taxable income based on the national income tax rate adjusted by changes in deferred tax assets and liabilities attributable to temporary differences between the tax bases of assets and liabilities and their carrying amounts in the financial statements, and to unused tax losses.

Deferred tax assets and liabilities are recognised for temporary differences at the tax rates expected to apply when the assets are recovered or liabilities are settled, based on those tax rates which are enacted or substantively enacted. The relevant tax rates are applied to the cumulative amounts of deductible and taxable temporary differences to measure the deferred tax asset or liability.

An exception is made for certain temporary differences arising from the initial recognition of an asset or a liability. No deferred tax asset or liability is recognised in relation to these temporary differences if they arose in a transaction, other than a business combination, that at the time of the transaction did not affect either accounting profit or taxable profit or loss.

Deferred tax assets are recognised for deductible temporary differences and unused tax losses only if it is probable that future taxable amounts will be available to utilise those temporary differences and losses.

Current and deferred tax balances attributable to amounts recognised directly in equity are recognised in equity and not in profit and loss.

(g) Leases

Leases in which a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases. Payments made under operating leases (net of any incentives received from the lessor) are charged to the income statement on a straight-line basis over the period of the lease.

Note 1 Summary of significant accounting policies (continued)

(h) Acquisition of assets

The purchase method of accounting is used to account for all acquisitions of assets regardless of whether equity instruments or other assets are acquired. Cost is measured as the fair value of the assets given, shares issued or liabilities incurred or assumed at the date of exchange plus costs directly attributable to the acquisition. Where equity instruments are issued in an acquisition, the value of the instruments is their published market price as at the date of exchange unless, in rare circumstances, it can be demonstrated that the published price at the date of exchange is an unreliable indicator of fair value and that other evidence and valuation methods provide a more reliable measure of fair value. Transaction costs arising on the issue of equity instruments are recognised directly in equity.

(i) Impairment of assets

Assets that are subject to amortisation are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognised for the amount by which the asset's carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset's fair value less costs to sell and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash generating units).

(j) Cash and cash equivalents

Cash and cash equivalents includes cash on hand, deposits held at call with financial institutions and other short-term highly liquid investments with original maturities of three months or less that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value.

(k) Trade and other receivables

Trade receivables are recognised initially at fair value and subsequently measured at amortised cost, less provision for doubtful debts. Trade receivables are due for settlement no more than 30 days from the date of recognition.

Collectibility of trade receivables is reviewed on an ongoing basis. Debts which are known to be uncollectible are written off. A provision for doubtful receivables is established when there is objective evidence that the company will not be able to collect all amounts due according to the original terms of receivables. The amount of the provision is the difference between the asset's carrying amount and the present value of estimated future cash flows, discounted at the effective interest rate. The amount of the provision is recognised in the income statement.

(l) Recoverable amount of non-current assets

From 1 July 2004 to 30 June 2005

The company has taken the exemption available under AASB 1 to apply AASB 132 and AASB 139 only from 1 July 2005. The company has applied previous AGAAP to the comparative information on financial instruments within the scope of AASB 132 and AASB 139. For further information on previous AGAAP refer to the annual report for the year ended 30 June 2005.

Note 1 Summary of significant accounting policies (continued)

(l) Recoverable amount of non-current assets (cont)

Adjustments on transition date: 1 July 2005

The nature of the main adjustments to make this information comply with AASB 132 and AASB 139 are that, with the exception of held-to-maturity investments and loans and receivables which are measured at amortised cost, fair value is the measurement basis. Fair value is inclusive of transaction costs. Changes in fair value are either taken to the income statement or an equity reserve. At the date of transition (1 July 2005) changes to carrying amounts are taken to accumulated losses.

From 1 July 2005

The company classifies its investments in the following categories: financial assets at fair value through profit or loss, loans and receivables, held-to-maturity investments, and available-for-sale financial assets. The classification depends on the purpose for which the investments were acquired. Management determines the classification of its investments at initial recognition and re-evaluates this designation at each reporting date.

(i) Financial assets at fair value through profit or loss

This category has two sub-categories: financial assets held for trading, and those designated at fair value through profit or loss on initial recognition. A financial asset is classified in this category if acquired principally for the purpose of selling in the short term or if so designated by management. The policy of management is to designate a financial asset if there exists the possibility it will be sold in the short term and the asset is subject to frequent changes in fair value. Derivatives are also categorised as held for trading unless they are designated as hedges. Assets in this category are classified as current assets if they are either held for trading or are expected to be realised within 12 months of the balance sheet date.

(ii) Loans and receivables

Loans and receivables are non derivative financial assets with fixed or determinable payments that are not quoted in an active market. They arise when the company provides money, goods or services directly to a debtor with no intention of selling the receivable. They are included in current assets, except for those with maturities greater than 12 months after the balance sheet date which are classified as non-current assets. Loans and receivables are included in receivables in the balance sheet.

Note 1 Summary of significant accounting policies (continued)

(m) Fair value estimation

The fair value of financial assets and financial liabilities must be estimated for recognition and measurement or for disclosure purposes.
The quoted market price used for financial assets held by the company is the current bid price; the appropriate quoted market price for financial liabilities is the current ask price.
The nominal value less estimated credit adjustments of trade receivables and payables are assumed to approximate their fair values. The fair value of financial liabilities for disclosure purposes is estimated by discounting the future contractual cash flows at the current market interest rate that is available to the company for similar financial instruments.

(n) Property, plant and equipment

Plant and equipment is depreciated over its useful life using the straight line method. The expected useful life for office furniture and laboratory equipment is 5 years.

The assets' residual values and useful lives are reviewed, and adjusted if appropriate, at each balance sheet date.

An asset's carrying amount is written down immediately to its recoverable amount if the asset's carrying amount is greater than its estimated recoverable amount (note 1(i)).

Gains and losses on disposals are determined by comparing proceeds with carrying amount. These are included in the income statement. When revalued assets are sold, it is company policy to transfer the amounts included in other reserves in respect of those assets to retained earnings.

(o) Intangible assets

(i) Patents

Patents have a finite useful life and are carried at cost less accumulated amortisation and impaired losses. Amortisation is calculated using the straight line method to allocate the cost of patents over their estimated useful lives of 10 years. They are assessed for impairment whenever there is an indication that the patent may be impaired. This assessment takes place at least at each financial year end.

(ii) Research and development

Expenditure on research activities, undertaken with the prospect of obtaining new scientific or technical knowledge and understanding, is recognised in the income statement as an expense when it is incurred.

Expenditure on development activities, being the application of research findings or other knowledge to a plan or design for the production of new or substantially improved products or services before the start of commercial production or use, is capitalised if the product or service is technically and commercially feasible and adequate resources are available to complete development. Other development expenditure is recognised in the income statement as an expense when it is incurred.

Intangible assets (continued)

(iii) Intangible assets – other intangibles

Costs incurred in acquiring licences are capitalised and amortised on a straight line basis over the period of the expected benefit. Licences held at the reporting date, prior to being written off, were amortised over its estimated useful life of 10 years, using the straight line method.

(p) Trade and other creditors

These amounts represent liabilities for goods and services provided to the company prior to the end of the financial year and which are unpaid. The amounts are unsecured and are usually paid within 30 days of recognition.

(q) Employee benefits

(i) Wages and salaries and annual leave

Liabilities for wages and salaries and annual leave expected to be settled within 12 months of the reporting date are recognised in other creditors in respect of employees' services up to the reporting date and are measured at the amounts expected to be paid when the liabilities are settled.

(ii) Retirement benefit obligations

The Company contributes the required statutory superannuation rate (currently 9%) on behalf of employees to licensed superannuation funds. The company's legal or constructive obligation is limited to these contributions.

Contributions to the defined contribution fund are recognised as an expense as they become payable. Prepaid contributions are recognised as an asset to the extent that a cash refund or a reduction in the future payments is available.

(iii) Share-based payments

The Company provides benefits to employees (senior executives) of the company in the form of share based payments whereby employees render services in exchange for shares or rights over shares.

Shares options granted before 7 November 2002 and/or vested before 1 January 2005

No expense is recognised in respect of these options. The shares are recognised when the options are exercised and the proceeds received allocated to share capital.

Shares options granted before 7 November 2002 and/or vested before 1 January 2005

The fair value at grant date is independently determined using a Black-Scholes option pricing model that takes into account the exercise price, the term of the option, the vesting and performance criteria, the impact of dilution, the non-tradeable nature of the option, the share price at grant date and expected price volatility of the underlying share, the expected dividend yield and the risk-free interest rate for the term of the option.

The fair value of the options granted excludes the impact of any non-market vesting conditions (for example, profitability and sales growth targets). Non-market vesting conditions are included in assumptions about the number of options that are expected to become exercisable. At each balance sheet date, the entity revises its estimate of the number of options that are expected to become exercisable. The employee benefit expense recognised each period takes into account the most recent estimate.

Employee benefits (continued)

The market value of shares issued to employees for no cash consideration under the employee share scheme is recognised as an employee benefits expense with a corresponding increase in equity when the employees become entitled to the shares.

(r) Contributed equity

Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction from the proceeds. Incremental costs directly attributable to the issue of new shares or options, are included in the cost of the acquisition as part of the purchase consideration.

(s) Earnings Per Share

(i) Basic earnings per share
Basic earnings per share is calculated by dividing the (loss)/profit attributable to equity holders of the company, excluding any costs of servicing equity other than ordinary shares, by the weighted average number of ordinary shares outstanding during the half-year, adjusted for bonus elements in ordinary shares issued during the half-year (see note 14).

(ii) Diluted earnings per share
Diluted earnings per share adjusts the figures used in the determination of basic earnings per share to take into account the after income tax effect of interest and other financing costs associated with dilutive potential ordinary shares and the weighted average number of shares assumed to have been issued for no consideration in relation to dilutive potential ordinary shares (see note 14).

(t) Financial risk management

The Directors provide written principles for overall risk management, as well as written policies covering specific areas, such as mitigating foreign exchange, interest rate and credit risks, and investing excess liquidity.

(i) Market risk

Foreign exchange risk

Foreign exchange risk arises when future commercial transactions and recognised assets and liabilities are denominated in a currency that is not the company's functional currency.

The company operates internationally and is exposed to foreign exchange risk arising from currency exposures to the United States, however the risk is minimal given the current limited size of the operation in this country.

(ii) Interest rate risk exposures
The company's exposure to interest rate risk is small given that it has no debt and has limited funds on deposit.

(iii) Credit risk exposures
The Company has no significant concentration of credit risk.

Note 2 Revenues and Expenses

	2006 $	2005 $
Revenue from continuing operations		
Other Revenue		
Bank interest	243,736	314,897
Revenue from continuing operations	243,736	314,897
Other Income		
Government grants	22,500	290,830
Income tax rebate	296,534	307,555
Other revenue	5,595	-
	324,629	598,385

Expenses

Loss before income tax expense includes the following specific expenses:

	2006 $	2005 $
Depreciation	74,308	44,459
Amortisation of licences and patents	100,000	100,000
Impairment write down licences and patents	680,004	-
Impairment write down fixed assets	54,334	-
Clinical trials	-	294,313
Consultancy fees	882,143	438,485
Insurance	52,037	58,540
Research and development	650,318	907,090
Superannuation expense	43,541	-

Note 3 Taxation

Numerical reconciliation of income tax expense to prima facie tax payable

	2006 $	2005 $
Loss from continuing operations before income tax expense	(3,000,218)	(1,559,819)
Prima facie income tax expense/(benefit) calculated at 30% on the loss from ordinary activities	(900,065)	(491,732)
Tax effect of amounts which are not deductible (taxable) in calculating taxable income:		
Amortisation expense	30,000	30,000
Impairment expense	220,301	-
Research & Development expense	-	272,127
Patent costs	19,013	-
Legal costs	81,419	4,066
Tax benefit not brought to account	549,332	185,539
Income tax expense from ordinary activities	-	-

There is no tax loss carry forward.

	2006 $	2005 $
Note 4 Cash and Cash Equivalent		
Cash at bank	196,365	91,633
Bank bills	3,550,000	5,363,197
Held in trust	-	3,000
	3,746,365	5,457,830
Note 5 Receivables		
Biotech Innovation Fund Grant	-	28,530
Other receivables	88,769	33,101
Prepayments	66,633	-
	155,402	61,631
Note 6 Licence		
Licence at cost	400,000	400,000
Accumulated amortisation	(160,000)	(120,000)
Impairment write down	(240,000)	-
	-	280,000

The Company had an exclusive licence to research, develop, and commercially exploit technology formerly owned jointly by The Microsearch Foundation of Australia and Access Macquarie Ltd (formerly Macquarie Research Ltd). Given the change in strategic direction of the company the value of these licences is currently uncertain and as a result the carrying cost has been reduced to NIL.

Note 7 Plant and equipment

	2006 $	2005 $
Plant and equipment:		
At cost	143,106	354,048
Accumulated depreciation	45,781	48,437
Accumulated impairment losses	54,334	-
Total plant and equipment	42,991	305,611

Movements in Carrying Amounts

	2006 $	2005 $
Balance at the beginning of year	305,611	48,580
Additions	12,988	301,490
Disposals	(146,966)	-
Depreciation expense	(74,308)	(44,459)
Impairment	(54,334)	-
Carrying amount at the end of year	42,991	305,611

	2006 $	2005 $

Note 8 Patents

	2006 $	2005 $
Patent at cost	600,000	600,000
Accumulated amortisation	(159,996)	(99,996)
Impairment	(440,004)	-
	-	500,004

Given the change in strategic direction of the company the value of the patents is currently uncertain and as a result the carrying cost has been reduced to NIL.

Note 9 Payables

	2006 $	2005 $
Payables	146,603	-
Other creditors and accruals	20,716	51,451
	167,319	51,451

Note 10 Provision

	2006 $	2005 $
Employee entitlements	5,961	21,366
	5,961	21,366

Note 11 Contributed Equity

Ordinary shares fully paid

	2006 $	2005 $
30 June 2006 – Number:30,138,061 (30 June 2005 – Number: 28,215,423)	11,130,347	10,890,910
	11,130,347	10,890,910

Ordinary shareholders participate in dividends and the proceeds of winding up of the entity in proportion to the number of shares held. At shareholders' meetings each ordinary share is entitled to one vote when a poll is called, otherwise each shareholder has one vote on a show of hands.

Issued Shares: Movements in contributed equity	Number	$
Opening balance	28,215,423	10,890,910
Issue of 2,057,138 shares	2,057,138	297,142
Cost of raising equity	-	(57,705)
Share buyback	(134,500)	-
Closing balance	30,138,061	11,130,347

	2006 $	2005 $
Note 12 Accumulated losses		
Accumulated losses at the beginning of the financial year	(4,358,651)	(2,798,832)
Loss for the year	(3,000,218)	(1,559,819)
Accumulated losses at the end of the financial year	(7,358,869)	(4,358,651)
Note 13 Auditors Remuneration		
Amounts received or due and receivable by William Buck for:		
Audit and review of the financial report of the company	19,500	18,500
Other services in relation to the company	-	-
Total remuneration for audit services	19,500	18,500

Note 14 Earnings Per Share

	2006	2005
Basic earnings per share	(9.9 cents)	(5.5 cents)
Diluted earnings per share	(9.9 cents)	(5.5 cents)
Income and share data used in the calculations of basic and diluted earnings per share		
Net loss	(3,000,218)	(1,559,819)

	2006 Number of shares	2005 Number of shares
Weighted average number of ordinary shares used in the calculation of basic earnings per share	30,138,061	28,215,423
Effect of dilutive securities	-	
Adjusted weighted average number of ordinary shares and potential ordinary shares used in calculating diluted earnings per share	30,138,061	28,215,423

Information concerning earnings per share

Earnings for the purpose of the calculation of basic earnings per share and diluted earnings per share is the net loss. Options granted are considered to be potential ordinary shares when they would result in the issue of ordinary shares for less than the average market price of the ordinary shares during the period. In respect of the financial year ended 30 June 2006 (and 2005), options are not dilutive and are therefore not included in the calculation of either basic or diluted earnings per share.

Note 15 Reconciliation of loss after income tax to net cash flow from operating activities,

	2006 $	2005 $
Operating loss after income tax	(3,000,218)	(1,559,819)
Amortisation	100,000	100,000
Depreciation	74,308	44,459
Impairment write down	734,338	-
Loss on sale of assets	28,147	-
Change in operating assets and liabilities		
(Increase)/Decrease in Receivables	(93,771)	14,536
Decrease/(Increase) in Payables	100,464	21,732
Net cash outflow from operating activities	(2,056,732)	(1,379,092)

Note 16 Key Management Personnel Disclosures

(a) Directors

The following persons were directors of Avastra Limited during the financial year:

(i) Chairman – non-executive
Mr Greg Fagan

(ii) Executive directors
Paul Ralph - Managing Director (Resigned 16 December 2005)

(iii) Non-executive directors

Mr Michael Dalsin	(Appointed 27 October 2005)
Mr Roger Greene	(Appointed 27 October 2005)
Mr Guy Aird	(Appointed 15 December 2005)
Dr George Steinfels	(Appointed 13 April 2006)
Mr Alan Thompson	(Resigned 4 April 2006)

(b) Other key management personnel

The following persons also had authority and responsibility for planning, directing and controlling the activities of the Group, directly or indirectly, during the financial year:

Name	Position	Employer
Dr Matthew Harris (Resigned 10 April 2006)	Research and Development Manager	Avastra Limited

Key Management Personnel Disclosures (continued)

(b) Key management personnel compensation

The company has taken advantage of the relief provided by ASIC Class Order 06/50 and has transferred the detailed remuneration disclosures to the directors' report. The relevant information can be found in sections A-D of the remuneration report on pages 6 to 10.

(c) Equity instrument disclosures relating to key management personnel

(i) Options provided as remuneration and shares issued on exercise of such options

Details of options provided as remuneration and shares issued on the exercise of such options, together with terms and conditions of the options, can be found in section D of the remuneration report on pages 9 to 10 inclusive .The company has no formal employee share option plan but issues options to attract, retain and motivate employees. It is designed to generate longer term incentives linked to the future of Avastra Limited.

As at 30 June 2006, options have been granted over 3,913,506 shares as outlined hereunder:

Series	Date options Granted	Expiry date	Issue price Of Option	Exercise price of options	Number under option	Date Exercisable
1	27 October 2003	27 October 2006	-	$2.30	1,513,506	Before expiry
3	20 January 2004	21 January 2008	-	$1.00	320,000	Before expiry
Other	10 October 2005	10 October 2008	-	$0.20	80,000	Before expiry
Advisor	26 October 2005	26 October 2008	-	$0.25	750,000	Before expiry
Advisor	26 October 2005	26 October 2008	-	$0.40	1,250,000	Before expiry
					3,913,506	

Series 1 are 3 shares for each option. Advisor and other options are one share per option.

All options on issue are unquoted securities. No person held 20% or more of the Series 1 options. Of the Series 3 options, Mr Gregory Fagan holds 100,000. Dr Matthew Harris hold the Other options – 80,000.

(ii) Option holdings

The numbers of options over ordinary shares in the company held during the financial year by each director of Avastra Limited and other key management personnel of the Company, including their personally related parties, are set out below, and include options held directly or indirectly.

2006 Name	Balance at the start of the year	Granted during the year as compensation	Exercised during the year	Cancelled	Balance at the end of the year	Vested and exercisable at the end of the year
Directors of Avastra Limited						
Mr Greg Fagan	321,144	-	-	-	321,144	321,144
Mr Michael Dalsin	-	1,000,000	-	-	1,000,000	1,000,000
Mr Roger Greene	-	1,000,000	-	-	1,000,000	1,000,000
Mr Guy Aird	-	-	-	-	-	-
Dr George Steinfels	-	-	-	-	-	-
Mr Alan Thompson	100,000	-	-	-	100,000	100,000
Paul Ralph	247,807	-	-	-	247,807	247,807
	668,951	2,000,000	-	-	2,668,951	2,668,951

2005 Name	Balance at the start of the year	Granted during the year as compensation	Exercised during the year	Cancelled	Balance at the end of the year	Vested and exercisable at the end of the year
Directors of Avastra Limited						
Mr Greg Fagan	321,144	-	-	-	321,144	321,144
Mr Alan Thompson	100,000	-	-	-	100,000	100,000
Paul Ralph	247,807	-		-	247,807	247,807

(iii) Share holdings

The numbers of shares in the company held during the financial year by each director of Avastra Limited and other key management personnel of the Company, including their personally related parties, are set out below.

2006 Name	Balance at the start of the year	Received during the year on the exercise of options	Other changes during the year	Balance at the end of the year
Directors of Avastra Limited				
Ordinary shares				
Mr Greg Fagan – Direct Interest	693,044	-	-	693,044
Mr Greg Fagan – **Indirect** Interest through New Millennium Fund	121,206	-	-	121,206
Mr Michael Dalsin	-	-	329,500	329,500
Mr Roger Greene	-	-	142,400	142,400
Mr Guy Aird	-	-	-	-
Dr George Steinfels	-	-	-	-
Mr Alan Thompson	-	-	-	-
Mr. Paul Ralph – Direct Beneficial and non beneficial Interest	2,551,787	-	-	2,551,787
Mr. Paul Ralph – **Indirect** through New Millennium Fund	1,451,012	-	-	1,451,012
	4,817,049	-	471,900	5,288,949
Other key management personnel of the Group				
Ordinary shares				
Dr Matthew Harris	-	-	231,500	231,500
	4,817,049	-	703,400	5,520,449

2005 Name	Balance at the start of the year	Received during the year on the exercise of options	Other changes during the year	Balance at the end of the year
Directors of Avastra Limited				
Ordinary shares				
Mr Greg Fagan – Direct Interest	693,044	-	-	693,044
Mr Greg Fagan – Indirect Interest through New Millennium Fund	121,206	-	-	121,206
Mr Alan Thompson	-	-	-	-
Mr Paul Ralph – Direct Interest beneficially and non-beneficially held	2,551,787	-	-	2,551,787
Mr Paul Ralph – Indirect Interest through New Millennium Fund	1,451,012			1,451,012
	4,817,049	-	-	4,817,049
Other key management personnel of the Group				
Ordinary shares				
Dr Matthew Harris	-	-	-	-
	4,817,049	-	-	4,817,049

Note 17 Leasing Commitments

Operating Lease Commitments

	2006 $	2005 $
Non-cancellable operating leases contracted for but not capitalised in the financial statements:		
Payable		
- not later than 1 year	-	175,996
- after one year but not more than 5 years	-	146,663
- more than 5 years	-	-
	-	322,659

Avastra Ltd moved to new premises at Riverside Life Sciences Centre, 11 Julius Ave, North Ryde NSW 2113 on the 29 April 2005. A two year licence was signed; expiring on 2 May 2007, but was terminated early on 9 June 2006.

Note 18 Related Party Transactions

	2006 $	2005 $
a. a company controlled by Paul Ralph, a director, provided management services during the year on normal commercial terms and conditions	380,000	340,000
b. Alan Thompson, a director provided consultancy services during the year on normal commercial terms and conditions	-	15,000
Directors' fees paid for the year were:		
Gregory Fagan	50,000	50,000
Michael Dalsin*	-	-
Roger Greene*	-	-
Guy Aird	16,000	-
George Steinfels	6,511	-
Alan Thompson	22,500	30,000
Erich Odermatt	-	27,500
Paul Ralph**	-	-
	95,011	107,500

* Montgomery Pacific Group LLC, of which Messrs Greene and Dalsin are directors received $397,964 from the Company during the year for services provided on normal commercial terms for the provision of corporate and advisory services but have not received any fees in relation to their role as non-executive directors.

** Colorado Investments Pty Ltd, of which Mr Paul Ralph is a director, received $380,000 from the Company during the year for services provided on normal commercial terms for the provision of management and corporate services that also covered Mr Ralph's resignation.

Note 19 Contingent Liabilities

The Directors believe there are no contingent liabilities as at 30 June 2006.

Note 20: Events Occurring After Reporting Date

At an extraordinary general meeting on 29 August 2006 the shareholders passed a resolution to move the business into the sleep diagnostic centre business.

To enable the company to fund the acquisition of businesses in this market the shareholders approved the issue of a further 12 million shares of $0.20 each, and a further issue of 2,500,000 shares to the New Millennium Fund Pty Ltd.

The company resolved to issue free options to Directors to acquire shares, at the rate of one share per option, as follows:

Mr Greg Fagan	-	250,000
Mr Guy Aird	-	150,000
Mr George Steinfels	-	50,000
Mr Michael Dalsin	-	1,000,000
Mr Roger Greene	-	1,000,000

The options were issued on 11 September 2006, and are to be exercised within one month of being granted.

Other than outlined above there were no material events subsequent to reporting date impacting upon the company.

Note 21: Transition to Australian equivalents to IFRS

There is no change in equity reported under previous Australian Generally Accepted Accounting Principles (AGAAP) to equity under Australian equivalents to IFRS (AIFRS), as at the date of transition to AIRFS – 1 July 2004 or as at the previous balance date.

There is no change to the loss under previous AGAAP to loss under Australian equivalents to IFRS (AIFRS) for the year ended 30 June 2005.

The adoption of AIFRS has not resulted in any material adjustments to the cash flow statement.

William Buck
Business Advisors
Chartered Accountants

INDEPENDENT AUDIT REPORT TO THE MEMBERS OF AVASTRA LIMITED

Scope

The financial report and directors' responsibility
The financial report comprises the balance sheet, income statement, cash flow statement, statement of changes in equity, accompanying notes to the financial statements, and the directors' declaration for Avastra Limited (the company), for the year ended 30 June 2006.
The directors of the company are responsible for the preparation and true and fair presentation of the financial report in accordance with the *Corporations Act 2001*. This includes responsibility for the maintenance of adequate accounting records and internal controls that are designed to prevent and detect fraud and error, and for the accounting policies and accounting estimates inherent in the financial report.

Audit Approach

We conducted an independent audit in order to express an opinion to the members of the company. Our audit was conducted in accordance with Australian Auditing and Assurance Standards, in order to provide reasonable assurance as to whether the financial report is free of material misstatement. The nature of an audit is influenced by factors such as the use of professional judgment, selective testing, the inherent limitations of internal control, and the availability of persuasive rather than conclusive evidence. Therefore, an audit cannot guarantee that all material misstatements have been detected.
We performed procedures to assess whether in all material respects the financial report presents fairly, in accordance with the *Corporations Act 2001*, Accounting Standards and other mandatory financial reporting requirements in Australia, a view which is consistent with our understanding of the company's financial position, and of its performance as represented by the results of its operations and cash flows.
We formed our audit opinion on the basis of these procedures, which included:
—examining, on a test basis, information to provide evidence supporting the amounts and disclosures in the financial report, and
—assessing the appropriateness of the accounting policies and disclosures used and the reasonableness of significant accounting estimates made by the directors.
While we considered the effectiveness of management's internal controls over financial reporting when determining the nature and extent of our procedures, our audit was not designed to provide assurance on internal controls.
Statement of continuing Independence

The auditor's independence declaration provided to the Directors of Avastra Limited dated 13 September 2006 and included on page 12, would be unchanged if provided to the directors as at the date of this report.

Audit Opinion

In our opinion, the financial report of Avastra Limited is in accordance with:
a. the *Corporations Act 2001*, including:
   i. giving a true and fair view of Avastra's financial position as at 30 June 2006 and of it's performance for the year ended on that date; and
   ii. complying with Accounting Standards in Australia and the *Corporations Regulations 2001*; and
b. other mandatory professional reporting requirements in Australia.

William Buck
A.B.N. 16 021 300 521

Les Tutt

L. E. Tutt
Partner
Sydney,15 September 2006

ASX Additional Information

Additional information required by the Australian Stock Exchange Ltd and not shown elsewhere in this report is as follows. The information is current as at 31 August 2006.

a) Twenty largest shareholders

The names of the twenty largest holders of quoted ordinary shares are:

	Number of shares	% of ordinary shares
New Millennium Fund Pty Ltd	3,643,422	12.09
Atefa Ltd	2,614,523	8.67
Mr Paul Ralph	2,301,787	7.64
Queensland Investment Corporation	1,857,138	6.16
Mr Gregory Fagan	693,044	2.29
Mr Simon Mitchell	656,089	2.18
Mr Michael Dalsin	647,500	2.15
JH Nominees Limited	600,000	1.99
Mr David Oakley	570,000	1.89
Mr Roger Greene	460,400	1.53
ANZ Nominees Limited	447,001	1.48
Diemar & Associates Pty Limited	390,524	1.23
Dr Gary Pace	361,046	1.20
Locope Pty Limited	330,000	1.09
Dr John Holaday	318,000	1.05
Dylide Pty Ltd	272,200	0.90
Wise Superannuation Pty Ltd	260,000	0.86
Mr Robert Stainley	250,000	0.83
Mr Paul Young	250,000	0.82
Dr Matthew Harris	231,500	0.77
Total	17,154,174	56.82

b) Distribution of equity securities

The number of shareholders, by size of holding, in each class of shares are:

	Number of holders	Number of ordinary shares
1 to 1,000	17	9,983
1,001 to 5,000	134	462,028
5,001 to 10,000	83	737,712
10,001 to 100,000	186	7,294,623
100,001 and over	52	21,633,805
Total	472	30,138,061

ASX Additional Information

There are no shareholders holding less than a marketable parcel of shares.

c) Substantial shareholders

Substantial shareholders (owning more than 5% of the share capital) in Avastra at 31 August 2006 are set out below.

	Number of Ordinary Shares	%
New Millennium Fund Pty Ltd	3,643,422	12.09
Atefa Ltd	2,614,523	8.67
Mr Paul Ralph	2,301,787	7.64
Queensland Investment Corporation Limited	1,857,138	6.16

d) Voting Rights

All ordinary shares carry one vote per share without restriction.

e) Stock Exchange

The Company's securities are not quoted on any stock exchange other than the Australian Stock Exchange.

Corporate Directory

Directors	Company Secretary
Gregory Fagan (Chairman) Roger S Greene Guy Aird Michael P Dalsin Dr George F Steinfels	Eva Liu
Registered Office Riverside Life Sciences Centre 11 Julius Avenue North Ryde NSW 2113	**Share Registry** Computershare Investor Services Pty Limited Level 3 60 Carrington Street Sydney NSW 2000 Telephone: 1300 855 080
Auditor William Buck Level 24, 201 Elizabeth Street Sydney NSW 2000	**Solicitors to the Offer** Clayton Utz Level 28 Riparian Plaza 71 Eagle Street Brisbane QLD 4000
Independent Accountant William Buck Financial Advisors (NSW) Pty Limited Level 24, 201 Elizabeth Street Sydney NSW 2000	**The Avastra website** www.avastra.com

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 1 /3/2002, 1/1/2003.

Name of entity

AVASTRA LTD

ABN

47 094 446 803

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Fully Paid
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	19,000,000 under Placement Offer Approximately 25,794,031 under Entitlement Offer
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes.
5	Issue price or consideration	20 cents per New Share
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Net proceeds of the Issue will be used to finance acquisitions in accordance with Shareholder approved strategy of repositioning the Company as a global leader in the sleep diagnostics sector through a series of acquisitions of profitable sleep centres in the USA.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	Placement Offer – 25 October 2006 Entitlement Offer – 22 November 2006

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	75,332,092	Ordinary Shares

9 Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
750,000	Options exercisable at $0.25, expiring on 26 October, 2008
1,250,000	Options exercisable at $0.40 cents, expiring on 26 October, 2008
155,000	Staff options exercisable at $0.20, expiring on 2 October 2008
1,513,506 – Series 1	Options exercisable at $2.30, expiring on 27 October 2006
320,000 – Series 3	Options exercisable at $1.00, expiring on 21 January 2008
2,000,000 – Series 4	Options exercisable at $0.00, expiring on 11 October 2006.

10 Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)

N/A

Part 2 - Bonus issue or pro rata issue

11 Is security holder approval required?

Shareholder approval not required

12 Is the issue renounceable or non-renounceable?

Non-renounceable

13 Ratio in which the +securities will be offered

1 New Share for every 2 held

+ See chapter 19 for defined terms.

14	+Class of +securities to which the offer relates	Ordinary Shares
15	+Record date to determine entitlements	26 October 2006
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	N/A
17	Policy for deciding entitlements in relation to fractions	Fractions must be rounded up.
18	Names of countries in which the entity has +security holders who will **not** be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	Malaysia Papua New Guinea United States Great Britain
19	Closing date for receipt of acceptances or renunciations	5:00 pm Sydney time 14 November 2006
20	Names of any underwriters	N/A
21	Amount of any underwriting fee or commission	N/A
22	Names of any brokers to the issue	None at present – the company may retain brokers to manage the Entitlement issue
23	Fee or commission payable to the broker to the issue	Not more than 5.4% of Entitlement Issue

24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	N/A
25	If the issue is contingent on +security holders' approval, the date of the meeting	N/A
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	30 October 2006 for Entitlement Offer
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	10 October 2006
28	Date rights trading will begin (if applicable)	N/A
29	Date rights trading will end (if applicable)	N/A
30	How do +security holders sell their entitlements *in full* through a broker?	N/A
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	N/A
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	N/A
33	+Despatch date	22 November 2006

+ See chapter 19 for defined terms.

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) [√] Securities described in Part 1

(b) [ ] All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 [ ] If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 [ ] If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 [ ] A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	N/A
39	Class of +securities for which quotation is sought	N/A

40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	N/A
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	N/A

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 05 October 2006
(Company secretary)

Print name: Eva Liu

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

AVASTRA LTD

ABN

47 094 446 803

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Fully Paid
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	50,000
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes.
5	Issue price or consideration	Nil consideration
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Exercise of unlisted options to a director granted on 11 September 2006 following shareholder approval.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	26 September 2006

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	30,588,061	Ordinary Shares

+ See chapter 19 for defined terms.

9 Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
750,000	Options exercisable at $0.25, expiring on 26 October, 2008
1,250,000	Options exercisable at $0.40 cents, expiring on 26 October, 2008
155,000	Staff options exercisable at $0.20, expiring on 2 October 2008
1,513,506 – Series 1	Options exercisable at $2.30, expiring on 27 October 2006
320,000 – Series 3	Options exercisable at $1.00, expiring on 21 January 2008
2,000,000 – Series 4	Options exercisable at $0.00, expiring on 11 October 2006.

10 Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)

N/A

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 28 September 2006
(Company secretary)

Print name: Eva Liu

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity:	**AVASTRA LTD**
ABN	**47 094 446 803**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	**Gregory D Fagan**
Date of last notice	29 June, 2005

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct interest
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	N/A
Date of change	11 September, 2006

No. of securities held prior to change	693,044 fully paid ordinary shares held **directly** 15,684 Series 1 unquoted options, granted 27 October 2003 at $2.30 expiring 27 October 2006. 100,000 Series 3 unquoted options granted 20 January 2004 at $1.00 expiring 21 January 2008. Indirect interest of 121,206 shares held in New Millennium Fund, which has 12.09% interest in the Company. Indirect interest in New Millennium Fund which holds 205,460 Series 1 options issued 27 October 2003 at $2.30 exercisable until 27 October 2006
Class	Unquoted Series 4 options
Number acquired	250,000
Number disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$0

No. of securities held after change	693,044 fully paid ordinary shares held **directly** .5,684 Series 1 unquoted options, granted 27 October 2003 at $2.30 expiring 27 October 2006. 100,000 Series 3 unquoted options granted 20 January 2004 at $1.00 expiring 21 January 2008. Indirect interest of 121,206 shares held in New Millennium Fund, which has 12.09% interest in the Company. Indirect interest in New Millennium Fund which holds 205,460 Series 1 options issued 27 October 2003 at $2.30 exercisable until 27 October 2006 250,000 Series 4 unquoted options granted 11 September at $0.00 expiring 11 October 2005
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Grant of .,000,000 options was for work performed in excess of duties as non-executive director during the absence of a permanent Managing Director/CEO. Shareholders overwhelmingly approved the issue at an EGM on 29 August 2006.

Part 2 – Change of director's interests in contracts

Not Applicable.

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity:	**AVASTRA LTD**
ABN	**47 094 446 803**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	**Gregory D Fagan**
Date of last notice	15 September, 2006

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Indirect interest
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	N/A
Date of change	12 September, 2006

No. of securities held prior to change	693,044 fully paid ordinary shares held **directly** 15,684 Series 1 unquoted options, granted 27 October 2003 at $2.30 expiring 27 October 2006. 100,000 Series 3 unquoted options granted 20 January 2004 at $1.00 expiring 21 January 2008. **Indirect** interest of 121,206 shares held in New Millennium Fund, which has 12.09% interest in the Company. **Indirect** interest in New Millennium Fund which holds 205,460 Series 1 options issued 27 October 2003 at $2.30 expiring 27 October 2006 250,000 Series 4 unquoted options granted at $0.00 expiring until 11 October 2006
Class	Ordinary Shares
Number acquired	250,000
Number disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$0

No. of securities held after change	693,044 fully paid ordinary shares held **directly** 15,684 Series 1 unquoted options, granted 27 October 2003 at $2.30 expiring 27 October 2006. 100,000 Series 3 unquoted options granted 20 January 2004 at $1.00 expiring 21 January 2008. Indirect interest of 121,206 shares held in New Millennium Fund, which has 12.09% interest in the Company. Indirect interest in New Millennium Fund which holds 205,460 Series 1 options issued 27 October 2003 at $2.30 exercisable until 27 October 2006 250,000 ordinary shares held indirectly by a family trust, Snagglepuss Pty Ltd.
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Exercise of 250,000 Series 4 options granted on 11 September for work performed in excess of duties as non-executive director during the absence of a permanent Managing Director/CEO. Shareholders overwhelmingly approved the issue at an EGM on 29 August 2006.

Part 2 – Change of director's interests in contracts

Not Applicable.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity:	**AVASTRA LTD**
ABN	**47 094 446 803**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	**Michael P Dalsin**
Date of last notice	15 August, 2006

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct interest
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	N/A
Date of change	11 September, 2006

No. of securities held prior to change	647,500 fully paid ordinary shares held **directly** 750,000 options held **indirectly** by Montgomery Pacific to exercise at $A0.25 at any time until 26 October 2008 1,250,000 options held **indirectly** by Montgomery Pacific to exercise at $A0.40 at any time until 26 October 2008
Class	Unquoted Series 4 options
Number acquired	1,000,000
Number disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$0
No. of securities held after change	647,500 fully paid ordinary shares held **directly** 750,000 options held **indirectly** by Montgomery Pacific to exercise at $A0.25 at any time until 26 October 2008 1,250,000 options held **indirectly** by Montgomery Pacific to exercise at $A0.40 at any time until 26 October 2008 1,000,000 Series 4 options held directly at $0.00 expiring 11 October 2006
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Grant of 1,000,000 options was for work performed in excess of duties as non-executive director during the absence of a permanent Managing Director/CEO. Shareholders overwhelmingly approved the issue at an EGM on 29 August 2006.

Part 2 – Change of director's interests in contracts

Not Applicable.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity:	**AVASTRA LTD**
ABN	**47 094 446 803**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	**Roger S Greene**
Date of last notice	15 August 2006

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	N/A
Date of change	11 September, 2006

No. of securities held prior to change	460,400 fully paid ordinary shares held directly. 750,000 options held by Montgomery Pacific to exercise at $A0.25 at any time until 26 October 2008 1,250,000 options held by Montgomery Pacific to exercise at $A0.40 at any time until 26 October 2008
Class	Unquoted Series 4 options
Number acquired	1,000,000
Number disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$0
No. of securities held after change	460,400 fully paid ordinary shares held **directly** 750,000 options held **indirectly** by Montgomery Pacific to exercise at $A0.25 at any time until 26 October 2008 1,250,000 options held **indirectly** by Montgomery Pacific to exercise at $A0.40 at any time until 26 October 2008 1,000,000 Series 4 options held directly at $0.00 expiring 11 October 2006
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Grant of 1,000,000 options was for work performed in excess of duties as non-executive director during the absence of a permanent Managing Director/CEO. Shareholders overwhelmingly approved the issue at an EGM on 29 August 2006.

Part 2 – Change of director's interests in contracts

Not Applicable.

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity:	**AVASTRA LTD**
ABN	**47 094 446 803**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	**Guy M. Aird**
Date of last notice	22 December 2005

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct interest
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	N/A
Date of change	11 September, 2006
No. of securities held prior to change	Nil

Class	Unquoted Series 4 options
Number acquired	150,000
Number disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$0
No. of securities held after change	150,000 Series 4 unquoted options at $0.00 expiring 11 October 2006
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Grant of 150,000 options for work performed in excess of duties as non-executive director during the absence of a permanent Managing Director/CEO. Shareholders overwhelmingly approved the issue at an EGM on 29 August 2006.

Part 2 – Change of director's interests in contracts

Not Applicable.

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity:	**AVASTRA LTD**
ABN	**47 094 446 803**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	**Guy M. Aird**
Date of last notice	15 September 2006

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct interest
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	N/A
Date of change	11 September, 2006

No. of securities held prior to change	150,000 Series 4 unquoted options at $0.00 expiring 11 October 2006
Class	Ordinary Shares
Number acquired	150,000
Number disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$0
No. of securities held after change	150,000 ordinary shares
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Exercise of 150,000 Series 4 unquoted options granted for work performed in excess of duties as non-executive director during the absence of a permanent Managing Director/CEO. Shareholders overwhelmingly approved the issue at an EGM on 29 August 2006.

Part 2 – Change of director's interests in contracts

Not Applicable.

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity:	**AVASTRA LTD**
ABN	**47 094 446 803**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	**George F Steinfels**
Date of last notice	22 December 2005

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct interest
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	N/A
Date of change	11 September, 2006
No. of securities held prior to change	Nil
Class	Unquoted Series 4 options

Number acquired	50,000
Number disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$0
No. of securities held after change	50,000 Series 4 unquoted options at $0.00 expiring 11 October 2006
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Grant of 50,000 options for work performed in excess of duties as non-executive director during the absence of a permanent Managing Director/CEO. Shareholders overwhelmingly approved the issue at an EGM on 29 August 2006.

Part 2 – Change of director's interests in contracts

Not Applicable.

AVASTRA

21 September 2006

Avastra Ltd (AVS): Avastra Signs Letter of Intent to Purchase Large Sleep Centre Company

Avastra recently received shareholder support at an Extraordinary General Meeting on August 29, 2006 to halt development of its BioWeld® technology and reposition the company as a global leader in the sleep diagnostics sector through a series of acquisitions of profitable sleep centres in the USA.

Avastra today signed a non-binding Letter of Intent (LOI) to purchase a company with ten sleep centres in the United States. Unaudited figures provided by the company indicate that it had sales in excess of $16,000,000 and after-tax earnings of over $1,300,000 for the 12 months ending 31 July 2006. Avastra has not yet conducted detailed due diligence on the potential target including its financial information and performance. The LOI provides Avastra with an exclusive period for finalising a Purchase Agreement with the seller until November 30, 2006.

Avastra received shareholder support for a series of placements to investors to fund the acquisitions of Sleepwell and California Sleep Solutions.

The Board of Directors is currently considering funding options for the potential acquisition the subject of the Letter of Intent. These funding options may include a pro-rata entitlements share issue and placements of shares in addition to those approved at the recent EGM.

Details of the acquisition target and likely acquisition pricing, as well as the funding plan, will be in the prospectus expected to be lodged shortly in order to have the Company's shares readmitted to ASX quotation.

Regards

Eva Liu
Company Secretary

Avastra Ltd ABN 47 094 446 803
Riverside Corporate Park, 11 Julius Ave North Ryde NSW 2113 AUSTRALIA
phone: (61) 2 9888 7184, fax: (61) 2 9889 4895
info@avastra.com www.avastra.com

20 September 2006

Avastra Ltd (AVS): Avastra Signs Letter of Intent to Purchase Large Sleep Centre Company; Board Approves Entitlements Offer to Fund Acquisition

Avastra recently received shareholder support at an Extraordinary General Meeting on August 29, 2006 to halt development of its BioWeld® technology and reposition the company as a global leader in the sleep diagnostics sector through a series of acquisitions of profitable sleep centres in the USA.

Avastra today signed a non-binding Letter of Intent (LOI) to purchase a company with ten sleep centres in the United States. Unaudited figures provided by the company indicate that it had sales in excess of $16,000,000 and after-tax earnings of over $1,300,000 for the 12 months ending 31 July 2006. Avastra has not yet conducted detailed due diligence on the potential target including its financial information and performance. The LOI provides Avastra with an exclusive period for finalising a Purchase Agreement with the seller until November 30, 2006.

Avastra received shareholder support for a series of placements to investors to fund the acquisitions of Sleepwell and California Sleep Solutions.

The Board of Directors is currently considering funding options for the potential acquisition the subject of the Letter of Intent. These funding options may include a pro-rata entitlements share issue and placements of shares in addition to those approved at the recent EGM.

Details of the acquisition target and likely acquisition pricing, as well as the funding plan, will be in the prospectus expected to be lodged shortly in order to have the Company's shares readmitted to ASX quotation.

Regards

Eva Liu
Company Secretary

Avastra Ltd ABN 47 094 446 803
Riverside Corporate Park, 11 Julius Ave North Ryde NSW 2113 AUSTRALIA
phone: (61) 2 9888 7184, fax: (61) 2 9889 4895
info@avastra.com www.avastra.com

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice - Amendment

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity:	**AVASTRA LTD**
ABN	**47 094 446 803**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	**Gregory D Fagan**
Date of last notice	29 June, 2005

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct interest
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	N/A
Date of change	11 September, 2006

No. of securities held prior to change	693,044 fully paid ordinary shares held directly 15,684 Series 1 unquoted options, granted 27 October 2003 at $2.30 expiring 27 October 2006. 100,000 Series 3 unquoted options granted 20 January 2004 at $1.00 expiring 21 January 2008. **(Amended)** **71,883 shares held in Avastra indirectly through New Millennium Fund.** **(Amended)** **Indirect interest in options through New Millennium Fund which holds 205,460 Series 1 options issued 27 October 2003 at $2.30 exercisable until 27 October 2006**
Class	Unquoted Series 4 options
Number acquired	250,000
Number disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$0

No. of securities held after change	693,044 fully paid ordinary shares held directly 15,684 Series 1 unquoted options, granted 27 October 2003 at $2.30 expiring 27 October 2006. 100,000 Series 3 unquoted options granted 20 January 2004 at $1.00 expiring 21 January 2008. **(Amended)** **71,883 shares held in Avastra indirectly through New Millennium Fund.** **(Amended)** **Indirect interest in options through New Millennium Fund which holds 205,460 Series 1 options issued 27 October 2003 at $2.30 exercisable until 27 October 2006** 250,000 Series 4 unquoted options granted 11 September at $0.00 expiring 11 October 2005
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Grant of 250,000 options was for work performed in excess of duties as non-executive director during the absence of a permanent Managing Director/CEO. Shareholders overwhelmingly approved the issue at an EGM on 29 August 2006.

Part 2 – Change of director's interests in contracts

Not Applicable.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice - Amendment

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity:	**AVASTRA LTD**
ABN	**47 094 446 803**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	**Gregory D Fagan**
Date of last notice	15 September, 2006

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Indirect interest
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	N/A
Date of change	12 September, 2006

No. of securities held prior to change	693,044 fully paid ordinary shares held directly ..5,684 Series 1 unquoted options, granted 27 October 2003 at $2.30 expiring 27 October 2006. 100,000 Series 3 unquoted options granted 20 January 2004 at $1.00 expiring 21 January 2008. **(Amended)** **71,883 shares held in the Company indirectly through New Millennium Fund.** **(Amended)** **Indirect interest in options through New Millennium Fund which holds 205,460 Series 1 options issued 27 October 2003 at $2.30 expiring 27 October 2006** 250,000 Series 4 unquoted options granted at $0.00 expiring until 11 October 2006
Class	Ordinary Shares
Number acquired	250,000
Number disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$0

No. of securities held after change	693,044 fully paid ordinary shares held directly 15,684 Series 1 unquoted options, granted 27 October 2003 at $2.30 expiring 27 October 2006. 100,000 Series 3 unquoted options granted 20 January 2004 at $1.00 expiring 21 January 2008. **(Amended)** **71,883 shares in the Company held indirectly through New Millennium Fund,** **(Amended)** **Indirect interest in options through New Millennium Fund which holds 205,460** Series 1 options issued 27 October 2003 at $2.30 exercisable until 27 October 2006 250,000 ordinary shares held indirectly by a family trust, Snagglepuss Pty Ltd.
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Exercise of 250,000 Series 4 options granted on 11 September for work performed in excess of duties as non-executive director during the absence of a permanent Managing Director/CEO. Shareholders overwhelmingly approved the issue at an EGM on 29 August 2006.

Part 2 – Change of director's interests in contracts

Not Applicable.

AVASTRA LIMITED

ABN 47 094 446 803

APPENDIX 4E

PRELIMINARY FINAL REPORT

FOR THE FINANCIAL YEAR ENDED 30 JUNE 2006

Appendix 4E

Preliminary final report

Name of entity

Avastra Limited

ABN or equivalent company reference	Preliminary final *(tick)*	Financial year ended ('current period')
ABN 47 094 446 803	✓	30 JUNE 2006

2. Results for announcement to the market

2.1	Revenues from continuing operations	Down	22.6%	to	$243,736
2.2	Loss after tax attributable to members	Up	92.3%	to	($3,000,218)
2.3	Loss for the period attributable to members	Up	92.3%	to	($3,000,218)

2.4 Dividends (distributions)	Amount per security	Franked amount per security
Final dividend *The company is not proposing any dividends be paid*	Nil	Nil
Previous corresponding period	Nil	Nil

2.5 Record date for determining entitlements to the dividend	N/A

2.6 Commentary on Results for the Year

The FY06 fiscal year has been one of great transition for Avastra The Company abandoned its clinical trial in September last year following recommendation from an independent expert panel review. The corollary of the panel's decision meant that many more years of research and development would be required for the BioWeld® technology to reach commercialisation.

This outcome set in motion a number of changes that were necessary to minimise the Company's operational expenses and included the redundancy of many research staff. Separately, the former Managing Director resigned, and the Board was reconstituted. What also followed was a great deal of introspection and review of the Company's operations and strategies going forward.

The Board took the view that whilst the Company achieved Proof of Concept with the BioWeld® technology and we obtained some encouraging results, they were not significant enough to encourage directors to pursue the technology to a commercial outcome. The Board was cognisant that the Company's share price, market capitalisation and cash reserves were at low ebb, and immediately took steps to find an alternative strategy to boost its market capitalisation and prospects. With that in mind, the Company enlisted the help of Corporate Advisors Stanmore Capital Partners/Montgomery Pacific Group. Stanmore Capital and Montgomery Pacific are boutique investment banking firms that specialises in assisting Australian public life sciences companies with funding and strategies to increase shareholder wealth and sustain growth. Two of the principals of Stanmore Capital, Messrs Roger Greene and Michael Dalsin, were also appointed to the Board in October 2005.

The Advisors identified at least three industries within the life sciences sector that offered Avastra the potential to acquire some cash flow and alleviate the Company's funding pressures. In their analysis, the advisors presented to the Board that sleep diagnostic market in North America represented the best alternative, and has since then developed detailed strategies and business plans on how best for Avastra to achieve becoming a national market leader in this industry.

Since the appointment of Montgomery Pacific/Stanmore Capital in October, we have seen the share price rise from a low of 12.5 cents a year ago to 28 cents at the time of writing. The Board has been committed to re-establishing shareholder value in this company, and intend to continue pursuing profitable business making opportunities within the current corporate direction.

An encouraging sign that the Company is heading down the right path was evident when Shareholders overwhelmingly approved this change in nature of the Company at an Extraordinary General Meeting (EGM) on 29 August. It is therefore with great excitement and anticipation that Avastra can now move forward on these plans.

Shareholders approved this change in direction of the Company at an Extraordinary General Meeting (EGM) on 29 August 2006 and it is with shareholder support and confidence that Avastra can now move forward on these plans.

Loss from operations

The loss from operations for the year was $3,000,218 (2005 - $1,559,819). This loss included a write down of licences and patents of $680,004 and an impairment write down of assets of $54,334 following the change in strategic direction of the company.

Subsequent Events

At an extraordinary general meeting on 29 August 2006 the shareholders passed a resolution to move the business into the sleep diagnostic centre business.

To enable the company to fund the acquisition of businesses in this market the shareholders approved the issue of a further 12 million shares of $0.20 each, and 2,500,000 shares to the New Millennium Fund Pty Ltd, a pooled development fund associated with certain directors of the company.

3. Income Statement
For the year ended 30 June 2006

	Notes	30 June 2006 $	30 June 2005 $
Continuing operations			
Revenues	2	243,736	314,897
Other revenue	2	324,629	598,385
Depreciation and amortisation expenses		(174,308)	(144,459)
Impairment of licences and patents		(680,004)	-
Impairment of fixed assets		(54,334)	-
Employee benefits expense		(166,880)	(36,218)
Clinical trials		-	(294,313)
Consultancy fees		(882,143)	(438,485)
Insurance		(52,037)	(58,540)
Research and development		(650,318)	(907,090)
Legal fees		(271,398)	-
Travel expenses		(232,834)	-
Other expenses		(404,327)	(593,996)
Loss before income tax		(3,000,218)	(1,559,819)
Income tax expense	3	-	-
Operating loss from continuing activities after income tax	**12**	**(3,000,218)**	**(1,559,819)**
Basic earnings/(loss) per share	14	(9.9)	(5.5 cents)
Diluted earnings/ (loss) per share	14	(9.9)	(5.5 cents)

The income statement should be read in conjunction with the accompanying notes.

4. Balance Sheet

As at 30 June 2006

	Notes	30 June 2006 $	30 June 2005 $
Current Assets			
Cash and cash equivalents	4	3,746,365	5,457,830
Receivables	5	155,402	61,631
Total Current Assets		3,901,767	5,519,461
Non Current Assets			
Licence	6	-	280,000
Plant and Equipment	7	42,991	305,611
Patents	8	-	500,004
Total Non Current Assets		42,991	1,085,615
Total Assets		**3,944,758**	**6,605,076**
Current Liabilities			
Payables	9	167,319	51,451
Provisions	10	5,961	21,366
Total Current Liabilities		173,280	72,817
Net Assets		**3,771,478**	**6,532,259**
Equity			
Contributed Equity	11	11,130,347	10,890,910
Accumulated Losses	12	(7,358,869)	(4,358,651)
Total Equity		**3,771,478**	**6,532,259**

The balance sheet should be read in conjunction with the accompanying notes.

5. Statement of changes in equity

As at 30 June 2006

	Notes	30 June 2006 $	30 June 2005 $
Total equity at the beginning of the financial year		6,532,259	8,092,078
Loss for the year		(3,000,218)	(1,559,819)
Shares issued during the year		297,142	-
Shares purchased during the year		(18,575)	-
Transaction costs		(39,130)	-
Total equity at the end of the financial year		3,771,478	6,532,259
Total recognised income and expense for the year attributable to the members of Avastra Limited		(3,000,318)	(1,559,819)

The above statement of changes in equity should be read in conjunction with the accompanying notes.

6. Statement of Cash Flows
For the year ended 30 June 2006

	Notes	30 June 2006 $	30 June 2005 $
Cash flow from operating activities			
Interest received		243,736	314,897
Government grants		22,500	274,800
Other receipts		296,534	307,555
Payment to suppliers and employees		(2,619,502)	(2,276,344)
Net cash (used in) operating activities	15	(2,056,732)	(1,379,092)
Cash flow from investing activities			
Payments for plant and equipment		(12,988)	(315,695)
Proceeds on sale of plant and equipment		118,818	-
Net cash (used in) investing activities		105,830	(315,695)
Cash flow from financing activities			
Proceeds from share issue		297,142	-
Transaction costs of issue of shares		(39,130)	-
Costs of share buy backs		(18,575)	-
Net cash provided by financing activities		239,437	-
Net increase/(decrease) in cash held		**(1,711,465)**	**(1,694,787)**
Cash at the beginning of the financial year		5,457,830	7,152,617
Cash at the end of the financial year		**3,746,365**	**5,457,830**

The statement of cash flows should be read in conjunction with the accompanying notes.

Notes to the accounts – items 3-6 above.

Notes to the financial statements

For the year ended 30 June 2006

Note 1 Summary of significant accounting policies

The principal accounting policies adopted in the preparation of the financial report are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.

(a) (a) Basis of preparation

This general purpose financial report has been prepared in accordance with Australian equivalents to International Financial Reporting Standards (AIFRS), other authoritative pronouncements of the Australian Accounting Standards Board, Urgent Issues Group Interpretations and the *Corporations Act 2001.*

Compliance with IFRS

Australian Accounting Standards include AIFRS. Compliance with AIFRS ensures that the financial report comprising the financial statement and notes thereto, comply with International Financial Reporting Standards (IFRS).

This financial report is the first Avastra Limited financial report to be prepared in accordance with AIFRS. AASB 1 *First-time Adoption of Australian Equivalents to International Financial Reporting Standards* has been applied in preparing these financial reports

Financial reports for Avastra Limited until 30 June 2005 had been prepared in accordance with previous Australian Generally Accepted Accounting Principles (AGAAP). AGAAP differs in certain respects from AIFRS. When preparing the Avastra Limited financial report for the year ended 30 June 2006, management has amended certain accounting and valuation methods applied in the AGAAP financial report to comply with AIFRS. With the exception of financial instruments, the comparative figures in respect of the year ended 30 June 2005 were restated to reflect these adjustments. The Group has taken the exemption available under AASB 1 to only apply AASB 132 *Financial Instruments: Presentation and Disclosure* and AASB 139 *Financial Instruments: Recognition and Measurement* from 1 July 2005.

Historical cost convention

This financial report has been prepared under the historical cost convention.

Critical accounting estimates and assumptions

The preparation of financial statements in conformity with AIFRS requires the use of certain critical accounting estimates. It also requires management to exercise its judgement in the process of applying the company's accounting policies.

Estimates and judgements are continually evaluated and are based on historical experience and other factors, including expectations of future events that may have a financial impact on the company and that are believed to be reasonable under the circumstances.

The company tests annually whether intangibles have suffered any impairment, in accordance with the accounting policy stated in note 1(i). Accordingly the company wrote off its investment in licences and patents at year end as a result of a change in strategic direction.

Notes to the financial statements

For the year ended 30 June 2006

Note 1 Summary of significant accounting policies (continued)

(b) Segment reporting

A business segment is a group of assets and operations engaged in providing products or services that are subject to risks and returns that are different to those of other business segments. A geographical segment is engaged in providing products or services within a particular economic environment and is subject to risks and returns that are different from those of segments operating in other economic environments.

Business Segment

The company has previously operated in development of technology for the replacement of sutures and surgical staples. The company has now changed strategic direction given difficulties with clinical trials. The business is now focused on the sleep dysfunction market. For primary reporting purposes the entity operates in one business segment as described.

Geographical segments

The company operates in two main geographical areas:

Australia

The home country of the company which following a change in strategic direction remains as the head office.

United States

The company is focused on acquiring profitable diagnostic sleep centres to create a national chain.

(c) Foreign currency translation

(i) Functional and presentation currency

Items included in the financial statements of the company are measured using the currency of the primary economic environment in which the company operates ('the functional currency'). The financial statements are presented in Australian dollars, which is Avastra Limited's functional and presentation currency.

(ii) Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognised in the income statement, except when deferred in equity as qualifying cash flow hedges and qualifying net investment hedges.

(d) Revenue recognition

Revenue is measured at the fair value of the consideration received or receivable. Amounts disclosed as revenue are net of returns, trade allowances and duties and taxes paid.

All revenue is stated net of the amount of goods and services tax (GST).

Notes to the financial statements

For the year ended 30 June 2006

Note 1 Summary of significant accounting policies (continued)

(e) Government grants

Grants from the government are recognised at their fair value where there is a reasonable assurance that the grant will be received and the company will comply with all attached conditions.

Government grants relating to costs are deferred and recognised in the income statement over the period necessary to match them with the costs that they are intended to compensate.

Government grants relating to the purchase of property, plant and equipment are included in non-current liabilities as deferred income and are credited to the income statement on a straight line basis over the expected lives of the related assets.

(f) Income tax

The income tax expense or revenue for the period is the tax payable on the current period's taxable income based on the national income tax rate adjusted by changes in deferred tax assets and liabilities attributable to temporary differences between the tax bases of assets and liabilities and their carrying amounts in the financial statements, and to unused tax losses.

Deferred tax assets and liabilities are recognised for temporary differences at the tax rates expected to apply when the assets are recovered or liabilities are settled, based on those tax rates which are enacted or substantively enacted for each jurisdiction. The relevant tax rates are applied to the cumulative amounts of deductible and taxable temporary differences to measure the deferred tax asset or liability.

An exception is made for certain temporary differences arising from the initial recognition of an asset or a liability. No deferred tax asset or liability is recognised in relation to these temporary differences if they arose in a transaction, other than a business combination, that at the time of the transaction did not affect either accounting profit or taxable profit or loss.

Deferred tax assets are recognised for deductible temporary differences and unused tax losses only if it is probable that future taxable amounts will be available to utilise those temporary differences and losses.
Current and deferred tax balances attributable to amounts recognised directly in equity are recognised in equity and not in profit and loss.

(g) Leases

Leases in which a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases. Payments made under operating leases (net of any incentives received from the lessor) are charged to the income statement on a straight-line basis over the period of the lease.

Notes to the financial statements

For the year ended 30 June 2006

Note 1 Summary of significant accounting policies (continued)

(h) Acquisition of assets

The purchase method of accounting is used to account for all acquisitions of assets regardless of whether equity instruments or other assets are acquired. Cost is measured as the fair value of the assets given, shares issued or liabilities incurred or assumed at the date of exchange plus costs directly attributable to the acquisition. Where equity instruments are issued in an acquisition, the value of the instruments is their published market price as at the date of exchange unless, in rare circumstances, it can be demonstrated that the published price at the date of exchange is an unreliable indicator of fair value and that other evidence and valuation methods provide a more reliable measure of fair value. Transaction costs arising on the issue of equity instruments are recognised directly in equity.

(i) Impairment of assets

Assets that are subject to amortisation are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognised for the amount by which the asset's carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset's fair value less costs to sell and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash generating units).

(j) Cash and cash equivalents

Cash and cash equivalents includes cash on hand, deposits held at call with financial institutions and other short-term highly liquid investments with original maturities of three months or less that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value.

(k) Trade and other receivables

Trade receivables are recognised initially at fair value and subsequently measured at amortised cost, less provision for doubtful debts. Trade receivables are due for settlement no more than 30 days from the date of recognition.

Collectibility of trade receivables is reviewed on an ongoing basis. Debts which are known to be uncollectible are written off. A provision for doubtful receivables is established when there is objective evidence that the company will not be able to collect all amounts due according to the original terms of receivables. The amount of the provision is the difference between the asset's carrying amount and the present value of estimated future cash flows, discounted at the effective interest rate. The amount of the provision is recognised in the income statement.

(l) Recoverable amount of non-current assets

From 1 July 2004 to 30 June 2005

The company has taken the exemption available under AASB 1 to apply AASB 132 and AASB 139 only from 1 July 2005. The company has applied previous AGAAP to the comparative information on financial instruments within the scope of AASB 132 and AASB 139. For further information on previous AGAAP refer to the annual report for the year ended 30 June 2005.

Notes to the financial statements
For the year ended 30 June 2006

Note 1 Summary of significant accounting policies (continued)

(l) Recoverable amount of non-current assets (cont)

Adjustments on transition date: 1 July 2005

The nature of the main adjustments to make this information comply with AASB 132 and AASB 139 are that, with the exception of held-to-maturity investments and loans and receivables which are measured at amortised cost, fair value is the measurement basis. Fair value is inclusive of transaction costs. Changes in fair value are either taken to the income statement or an equity reserve. At the date of transition (1 July 2005) changes to carrying amounts are taken to accumulated losses.

From 1 July 2005

The company classifies its investments in the following categories: financial assets at fair value through profit or loss, loans and receivables, held-to-maturity investments, and available-for-sale financial assets. The classification depends on the purpose for which the investments were acquired. Management determines the classification of its investments at initial recognition and re-evaluates this designation at each reporting date.

(i) Financial assets at fair value through profit or loss

This category has two sub-categories: financial assets held for trading, and those designated at fair value through profit or loss on initial recognition. A financial asset is classified in this category if acquired principally for the purpose of selling in the short term or if so designated by management. The policy of management is to designate a financial asset if there exists the possibility it will be sold in the short term and the asset is subject to frequent changes in fair value. Derivatives are also categorised as held for trading unless they are designated as hedges. Assets in this category are classified as current assets if they are either held for trading or are expected to be realised within 12 months of the balance sheet date.

(ii) Loans and receivables

Loans and receivables are non derivative financial assets with fixed or determinable payments that are not quoted in an active market. They arise when the company provides money, goods or services directly to a debtor with no intention of selling the receivable. They are included in current assets, except for those with maturities greater than 12 months after the balance sheet date which are classified as non-current assets. Loans and receivables are included in receivables in the balance sheet.

Notes to the financial statements

For the year ended 30 June 2006

Note 1 Summary of significant accounting policies (continued)

(m) Fair value estimation

The fair value of financial assets and financial liabilities must be estimated for recognition and measurement or for disclosure purposes.
The quoted market price used for financial assets held by the company is the current bid price; the appropriate quoted market price for financial liabilities is the current ask price.
The nominal value less estimated credit adjustments of trade receivables and payables are assumed to approximate their fair values. The fair value of financial liabilities for disclosure purposes is estimated by discounting the future contractual cash flows at the current market interest rate that is available to the company for similar financial instruments.

(n) Property, plant and equipment

Plant and equipment is depreciated over its useful life using the straight line method. The expected useful life for office furniture and laboratory equipment is 5 years.

The assets' residual values and useful lives are reviewed, and adjusted if appropriate, at each balance sheet date.

An asset's carrying amount is written down immediately to its recoverable amount if the asset's carrying amount is greater than its estimated recoverable amount (note 1(i)).

Gains and losses on disposals are determined by comparing proceeds with carrying amount. These are included in the income statement. When revalued assets are sold, it is company policy to transfer the amounts included in other reserves in respect of those assets to retained earnings.

(o) Intangible assets

(i) Patents

Patents have a finite useful life and are carried at cost less accumulated amortisation and impaired losses. Amortisation is calculated using the straight line method to allocate the cost of patents over their estimated useful lives of 10 years. They are assessed for impairment whenever there is an indication that the patent may be impaired. This assessment takes place at least at each financial year end.

(ii) Research and development

Expenditure on research activities, undertaken with the prospect of obtaining new scientific or technical knowledge and understanding, is recognised in the income statement as an expense when it is incurred.

Expenditure on development activities, being the application of research findings or other knowledge to a plan or design for the production of new or substantially improved products or services before the start of commercial production or use, is capitalised if the product or service is technically and commercially feasible and adequate resources are available to complete development. Other development expenditure is recognised in the income statement as an expense when it is incurred.

Notes to the financial statements
For the year ended 30 June 2006

Intangible assets (continued)
(iii) Intangible assets – other intangibles

Costs incurred in acquiring licences are capitalised and amortised on a straight line basis over the period of the expected benefit. Licences held at the reporting date, prior to being written off, were amortised over its estimated useful life of 10 years, using the straight line method.

(p) Trade and other creditors

These amounts represent liabilities for goods and services provided to the company prior to the end of the financial year and which are unpaid. The amounts are unsecured and are usually paid within 30 days of recognition.

(q) Employee benefits

(i) Wages and salaries and annual leave

Liabilities for wages and salaries and annual leave expected to be settled within 12 months of the reporting date are recognised in other creditors in respect of employees' services up to the reporting date and are measured at the amounts expected to be paid when the liabilities are settled.

(ii) Retirement benefit obligations

The Company contributes the required statutory superannuation rate (currently 9%) on behalf of employees to licensed superannuation funds. The Company's legal or constructive obligation is limited to these contributions.

Contributions to the defined contribution fund are recognised as an expense as they become payable. Prepaid contributions are recognised as an asset to the extent that a cash refund or a reduction in the future payments is available.

(iii) Share-based payments

The Company provides benefits to employees (senior executives) of the company in the form of share based payments whereby employees render services in exchange for shares or rights over shares.

Shares options granted before 7 November 2002 and/or vested before 1 January 2005
No expense is recognised in respect of these options. The shares are recognised when the options are exercised and the proceeds received allocated to share capital.

Shares options granted before 7 November 2002 and/or vested before 1 January 2005

The fair value at grant date is independently determined using a Black-Scholes option pricing model that takes into account the exercise price, the term of the option, the vesting and performance criteria, the impact of dilution, the non-tradeable nature of the option, the share price at grant date and expected price volatility of the underlying share, the expected dividend yield and the risk-free interest rate for the term of the option.

The fair value of the options granted excludes the impact of any non-market vesting conditions (for example, profitability and sales growth targets). Non-market vesting conditions are included in assumptions about the number of options that are expected to become exercisable. At each balance sheet date, the entity revises its estimate of the number of options that are expected to become exercisable. The employee benefit expense recognised each period takes into account the most recent estimate.

Notes to the financial statements
For the year ended 30 June 2006

Employee benefits (continued)

The market value of shares issued to employees for no cash consideration under the employee share scheme is recognised as an employee benefits expense with a corresponding increase in equity when the employees become entitled to the shares.

(r) Contributed equity

Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction from the proceeds. Incremental costs directly attributable to the issue of new shares or options, are included in the cost of the acquisition as part of the purchase consideration.

(s) Earnings Per Share

(i) Basic earnings per share
Basic earnings per share is calculated by dividing the (loss)/profit attributable to equity holders of the company, excluding any costs of servicing equity other than ordinary shares, by the weighted average number of ordinary shares outstanding during the half-year, adjusted for bonus elements in ordinary shares issued during the half-year (see note 14).

(ii) Diluted earnings per share
Diluted earnings per share adjusts the figures used in the determination of basic earnings per share to take into account the after income tax effect of interest and other financing costs associated with dilutive potential ordinary shares and the weighted average number of shares assumed to have been issued for no consideration in relation to dilutive potential ordinary shares (see note 14).

(t) Financial risk management

The Directors provide written principles for overall risk management, as well as written policies covering specific areas, such as mitigating foreign exchange, interest rate and credit risks, and investing excess liquidity.

(i) Market risk

Foreign exchange risk
Foreign exchange risk arises when future commercial transactions and recognised assets and liabilities are denominated in a currency that is not the company's functional currency.

The company operates internationally and is exposed to foreign exchange risk arising from currency exposures to the United States, however the risk is minimal given the current limited size of the operation in this country.

(ii) Interest rate risk exposures
The company's exposure to interest rate risk is small given that it has no debt and has limited funds on deposit.

(iii) Credit risk exposures
The Company has no significant concentration of credit risk.

Notes to the financial statements
For the year ended 30 June 2006

Note 2 Revenues and Expenses

	2006 $	2005 $
Revenue from continuing operations		
Other Revenue		
Bank interest	243,736	314,897
Revenue from continuing operations	243,736	314,897
Other Income		
Government grants	22,500	290,830
Income tax rebate	296,534	307,555
Other revenue	5,595	-
	324,629	598,385

Expenses
Loss before income tax expense includes the following specific expenses:

	2006	2005
Depreciation	74,308	44,459
Amortisation of licences and patents	100,000	100,000
Impairment write down licences and patents	680,004	-
Impairment write down fixed assets	54,334	-
Clinical trials	-	294,313
Consultancy fees	882,143	438,485
Insurance	52,037	58,540
Research and development	650,318	907,090
Superannuation expense	43,541	

Note 3 Taxation

Numerical reconciliation of income tax expense to prima facie tax payable

	2006	2005
Loss from continuing operations before income tax expense	(3,000,218)	(1,559,819)
Prima facie income tax expense/(benefit) calculated at 30% on the loss from ordinary activities	(900,065)	(491,732)
Tax effect of amounts which are not deductible (taxable) in calculating taxable income:		
Amortisation expense	30,000	30,000
Impairment expense	220,301	-
Research & Development expense	-	272,127
Patent costs	19,013	-
Legal costs	81,419	4,066
Tax benefit not brought to account	549,332	185,539
Income tax expense from ordinary activities	-	-

There is no tax loss carry forward.

Notes to the financial statements

For the year ended 30 June 2006

	2006 $	2005 $
Note 4 Cash and Cash Equivalent		
Cash at bank	196,365	91,633
Bank bills	3,550,000	5,363,197
Held in trust	-	3,000
	3,746,365	5,457,830
Note 5 Receivables		
Biotech Innovation Fund Grant	-	28,530
Other receivables	88,769	33,101
Prepayments	66,633	-
	155,402	61,631
Note 6 Licences		
Licence at cost	400,000	400,000
Accumulated amortisation	(160,000)	(120,000)
Impairment write down	(240,000)	-
	-	280,000

The Company had an exclusive licence to research, develop, and commercially exploit technology formerly owned jointly by The Microsearch Foundation of Australia and Access Macquarie Ltd (formerly Macquarie Research Ltd). Given the change in strategic direction of the company the value of these licences is currently uncertain and as a result the carrying cost has been reduced to NIL.

	2006 $	2005 $
Note 7 Plant and equipment		
Plant and equipment:		
At cost	143,106	354,048
Accumulated depreciation	45,781	48,437
Accumulated impairment losses	54,334	-
Total plant and equipment	42,991	305,611
Movements in Carrying Amounts		
Balance at the beginning of year	305,611	48,580
Additions	12,988	301,490
Disposals	(146,966)	-
Depreciation expense	(74,308)	(44,459)
Impairment	(54,334)	-
Carrying amount at the end of year	42,991	305,611

Notes to the financial statements

For the year ended 30 June 2006

	2006 $	2005 $
Note 8 Patents		
Patent at cost	600,000	600,000
Accumulated amortisation	(159,996)	(99,996)
Impairment	(440,004)	-
	-	500,004

Given the change in strategic direction of the company the value of the patents is currently uncertain and as a result the carrying cost has been reduced to NIL.

	2006 $	2005 $
Note 9 Payables		
Payables	146,603	-
Other creditors and accruals	20,716	51,451
	167,319	51,451
Note 10 Provision		
Employee entitlements	5,961	21,366
	5,961	21,366
Note 11 Contributed Equity		
Ordinary shares fully paid		
30 June 2006 – Number:30,138,061	11,130,347	10,890,910
(30 June 2005 – Number: 28,215,423)		
	11,130,347	10,890,910

Ordinary shareholders participate in dividends and the proceeds of winding up of the entity in proportion to the number of shares held. At shareholders' meetings each ordinary share is entitled to one vote when a poll is called, otherwise each shareholder has one vote on a show of hands.

Issued Shares: Movements in contributed equity	**Number**	**$**
Opening balance	28,215,423	10,890,910
Issue of 2,057,138 shares	2,057,138	297,142
Cost of raising equity	-	(57,705)
Share buyback	(134,500)	-
Closing balance	30,138,061	11,130,347

Notes to the financial statements

For the year ended 30 June 2006

	2006 $	2005 $
Note 12 Accumulated losses		
Accumulated losses at the beginning of the financial year	(4,358,651)	(2,798,832)
Loss for the year	(3,000,218)	(1,559,819)
Accumulated losses at the end of the financial year	(7,358,869)	(4,358,651)
Note 13 Auditors Remuneration		
Amounts received or due and receivable by William Buck for:		
Audit and review of the financial report of the company	19,500	18,500
Other services in relation to the company	-	-
Total remuneration for audit services	19,500	18,500
Note 14 Earnings Per Share		
Basic earnings per share	(9.9 cents)	(5.5 cents)
Diluted earnings per share	(9.9 cents)	(5.5 cents)
Income and share data used in the calculations of basic and diluted earnings per share		
Net loss	(3,000.218)	(1,559,819)
	2006 Number of shares	**2005 Number of shares**
Weighted average number of ordinary shares used in the calculation of basic earnings per share	30,138,061	28,215,423
Effect of dilutive securities		
Adjusted weighted average number of ordinary shares and potential ordinary shares used in calculating diluted earnings per share	30,138,061	28,215,423

Information concerning earnings per share

Earnings for the purpose of the calculation of basic earnings per share and diluted earnings per share is the net loss. Options granted are considered to be potential ordinary shares when they would result in the issue of ordinary shares for less than the average market price of the ordinary shares during the period. In respect of the financial year ended 30 June 2006 (and 2005), options are not dilutive and are therefore not included in the calculation of either basic or diluted earnings per share.

Notes to the financial statements

For the year ended 30 June 2006

Note 15 Reconciliation of loss after income tax to net cash flow from operating activities,

	2006 $	2005 $
Operating loss after income tax	(3,000,218)	(1,559,819)
Amortisation	100,000	100,000
Depreciation	74,308	44,459
Impairment write down	734,338	-
Loss on sale of assets	28,147	-
Change in operating assets and liabilities		
(Increase)/Decrease in Receivables	(93,771)	14,536
Decrease/(Increase) in Payables	100,464	21,732
Net cash outflow from operating activities	(2,056,732)	(1,379,092)

7. Dividends (in the case of a trust, distributions)

Date the dividend (distribution) is payable	N/A
+Record date to determine entitlements to the dividend (distribution) (ie, on the basis of proper instruments of transfer received by 5.00 pm if +securities are not +CHESS approved, or security holding balances established by 5.00 pm or such later time permitted by SCH Business Rules if +securities are +CHESS approved)	N/A
If it is a final dividend, has it been declared? (Preliminary final report only)	N/A

Amount per security

		Amount per security	Franked amount per security at % tax	Amount per security of foreign source dividend
Final dividend:	Current year	Nil	Nil	Nil
	Previous year	Nil	Nil	Nil
Interim dividend:	Current year	Nil	Nil	Nil
	Previous year	Nil	Nil	Nil

8. Details of dividend or distribution reinvestment plans in operation

N/A

9. NTA backing

	Current period	Previous corresponding period
Net tangible asset backing per ordinary security	12.5 cents	21.4 cents

10. Control gained over entities having material effect

Name of entity (or group of entities)	N/A
Consolidated profit (loss) from ordinary activities and extraordinary items after tax of the controlled entity (or group of entities) since the date in the current period on which control was acquired	N/A
Date from which such loss has been calculated	N/A
Profit (loss) from ordinary activities and extraordinary items after tax of the controlled entity (or group of entities) for the whole of the previous corresponding period	N/A

Loss of control of entities having material effect

Name of entity (or group of entities)	N/A
Consolidated profit (loss) from ordinary activities and extraordinary items after tax of the controlled entity (or group of entities) for the current period to the date of loss of control	N/A
Date to which the profit (loss) has been calculated	N/A
Consolidated profit (loss) from ordinary activities and extraordinary items after tax of the controlled entity (or group of entities) while controlled during the whole of the previous corresponding period	N/A
Contribution to consolidated profit (loss) from ordinary activities and extraordinary items from sale of interest leading to loss of control	N/A

11. Details of aggregate share of profits (losses) of associates and joint venture entities

Name of entity	Percentage of ownership interest held at end of period		Contribution to net profit (loss)	
Equity accounted associates and joint venture entities	Current period	Previous corresponding period	Current period $	Previous corresponding period - $A'000
	N/A		N/A	
Total				
Other material interests				
Total	N/A		N/A	

12. Any other significant information needed by an investor to make an informed assessment of the entity's financial performance and financial position.

See Commentary on Results for the Year.

13.1 Earnings per security (EPS)	**Current period**	**Previous corresponding period**
Basic EPS (cents per share)	(9.9 cents)	(5.5 cents)
Diluted EPS (cents per share)	(9.9 cents)	(5.5 cents)

The following reflects the profit or loss and share data used in the calculations of basic and diluted earnings per share:	**2006** **$**	**2005** **$**
Earnings used in calculation of basic and diluted earnings per share	(3,000,218)	(1,559,819)
	2006	**2005**
Number of ordinary shares Weighted average number of ordinary shares used in the calculation of basic and diluted earnings per share	30,138,061	28,215,423

13.2 Returns to shareholders (Including distributions and buy backs)

	Current period $A'000	Previous corresponding Period $A'000
Ordinary securities (each class separately)	-	-
Preference securities (each class separately)	-	-
Other equity instruments (each class separately)	-	-
Total	-	-

There were no dividend or distribution plans in operation during the period.

13.3 Significant features of operating performance

See commentary on results for the year.

13.4 Trends in performance

See commentary on results for the year.

13.5 Factors which have affected the results during the reporting period or which are likely to affect results in the future, including those where the effect could not be quantified.

See commentary on results for the year.

13.6 Impact of adoption of Australian Equivalents to International Financial Reporting Standards

There is no change in equity reported under previous Australian Generally Accepted Accounting Principles (AGAAP) to equity under Australian equivalents to IFRS (AIFRS), as at the date of transition to AIRFS – 1 July 2004 or as at the previous balance date.

There is no change to the loss under previous AGAAP to loss under Australian equivalents to IFRS (AIFRS) for the year ended 30 June 2005.

The adoption of AIFRS has not resulted in any material adjustments to the cash flow statement.

14. This report is based on accounts to which one of the following applies.

☐	The accounts have been audited.	☐	The accounts have been subject to review.
☒	The accounts are in the process of being audited or subject to review.	☐	The accounts have not yet been audited or reviewed.

15. If the accounts have not yet been audited or subject to review and are likely to be subject to dispute or qualification, a description of the likely dispute or qualification.

N/A

16. If the accounts have not been audited or subject to review and are subject to dispute or qualification, a description of the dispute or qualification.

N/A

Signed

Eva Liu
Company Secretary

Date: 13th September 2006

VASTRA

29 August 2006

Avastra Limited (AVS) is pleased to announce the results of the Extraordinary General Meeting passed as ordinary resolutions.

Resolutions	For	Against	Abstain
Resolution 1: Change in nature and scale of activities of the Company On a show of hands:	10,570,586 10	10,000 0	0 1
Resolution 2: Issue of shares exceeding limits imposed by Listing Rule 7.1 On a show of hands:	10,427,218 10	120,000 0	33,368 1
Resolution 3: Issue of shares to Queensland Investment Corporation Limited – Ratification On a show of hands:	8,054,859 9	12,500 0	656,089 2
Resolution 4: Issue of shares to New Millennium fund Pty Ltd On a show of hands:	4,465,377 9	120,000 0	0 2
Resolution 5: Consolidation of issued capital. On a show of hands – Not required to be voted on as shares were above the 20cent/share minimum	10,560,586	15,000	0
Resolution 6: Issue of Options to Directors for past work in absence of permanent Managing Director On a show of hands	10,380,718 10	199,868 0	0 1

Yours faithfully

Eva Liu
Company Secretary

Avastra Limited
Riverside Life Sciences Centre
11 Julius Avenue, North Ryde NSW 2113
tel: +61 2 8873 6000, fax: +61 2 8873 6050

29 August 2006

Dear Shareholders

On behalf of the Board of Avastra, I would like to welcome you to our first EGM. Unfortunately Messrs Roger Greene, Michael Dalsin and George Suda could not be with us today due to prior commitments. But we have here with us today Mr Guy Aird, who joined the Board last December, and Dr George Steinfels, who joined Avastra in April 2006.

Your Board has called this EGM to ask the Company's members to make some important decisions today, decisions that may be vital to the success of this Company, and decisions that may prove to be pivotal in this Company's short history.

Avastra's objectives have long been to create value in a product that not only would provide profits to its members but also provide a greater benefit to the community. The BioWeld® technology was this product. The Company's research and development effort in this technology, however, resulted in mixed success. Whilst the Company has achieved Proof of Concept with the BioWeld® technology, we are still a long way off from reaching commercialisation.

As you will remember, the Company's clinical trial was halted in June 2005 due to some events unrelated to the technology, as well some startling and unexpected results. The laser-assisted BioWeld® studies also gave way to glue-assisted BioWeld® studies that based on preliminary results showed to be of promise. You may also remember that the Company abandoned its clinical trials following an independent expert panel review that advised the Company to conduct further research before resuming any human trials. And further, the panel was unable to help explain the unexpected results in the long term animal study. This advice presented a challenge that all biotechnology firms face in attempting to reach commercialisation, namely funding.

Lead times between research and commercialisation is usually much longer than investors anticipate and a consequence of raising an initial $10 – $20 million dollars from the public is that invariably, this is insufficient to take biotech companies to the commercialisation stage. Further funding attempts prior to commercialisation would also prove difficult should positive results do not eventuate as quickly as Shareholders anticipate.

It is in this context that your Board had determined that a better commercial decision and a better return on shareholders' funds would be to focus on cash-flow positive businesses also in the life sciences area that would still be aligned with the Company's objectives of providing a product or service from which a wider community may benefit.

With the help of Montgomery Pacific Group and Stanmore Capital Partners LLC, as Corporate Advisors to the Company, and with prior track record in improving shareholder wealth for small to

medium life sciences companies both in Australia and the US, the advisors identified Sleep Centres in the US as a viable industry that will provide the company with cashflow.

Montgomery Pacific/Stanmore Capital has identified an industry with a fragmented market in which there is currently no national leader and a market that shows considerable financial promise should a company assert itself in a position as market leader. You will have no doubt seen the details of the business proposal and business plans that were included with the EGM notice and explanatory memorandum. Therefore further details will not be presented here. Suffice it to say that your Board believes this is the ideal way forward and with a business plan to lend support to this strategy, we urge Shareholders to vote in favour of Resolution 1.

The corollary of changing the nature of the Company's activities, however, is that further funding will be necessary to strengthen the Company's balance sheet. This is in order to place Avastra in a powerful position in negotiating multiple sleep centre acquisitions as it pursues a strategy to take a dominant place in the sleep centre market. The Board therefore is asking shareholders to vote in favour of Resolutions 2 to 4 that will provide the Company the best chance to raise further funds as the need arises.

Similarly, as a result in change of the nature of the Company's activities that the Australian Stock Exchange requires the Company to meet Chapters 1 and 2 and ensure that the Company's shares are priced 20cents or above. At the date of writing this address, the Company's share price has improved significantly from this time last year of 15 cents to 28 cents. Resolution 5, therefore, may be unnecessary.

Your Board has stepped in to fill the position vacated by the former Managing Director. Not only has the non-executive directors managed operational affairs but your Board has also worked tirelessly to find an alternative strategy and sources of funding in the hopes of bringing to fruition a viable course of action that will provide the returns on Shareholders' funds that our Shareholders expect and deserve. I therefore urge Shareholders to vote for Resolution 6.

I also ask Shareholders to bear in mind that some resolutions are conditional upon the passing of other related resolutions. For example, if Resolution 2 and 4, to ratify and approve the placement of shares to obtain further funding are not passed, then Resolution 1, to change the nature of the Company's activities will not pass because in order to make the transition to operate in the Sleep Diagnostic market, funding will be required for reasons provided in the Explanatory Memorandum.

Lastly, I speak on behalf of the Board when I say that we hope we can all come out of this meeting today with renewed enthusiasm for the new direction forward and for Shareholders to see a positive return on their funds soon.

Yours faithfully

Gregory D Fagan
Chairman

AVASTRA

Extraordinary General Meeting

29 August 2006

ACN 094 446 803

General Meeting Business

Agenda

- Chairman's Address
- Special Business Resolutions
- Other Business
- Close

- **Resolution 1 – Change in nature and scale of activities of the Company (conditional on the passing of Resolutions 2, 4 and 6)**

To consider and if thought fit, to pass, with or without amendment, the following as an **ordinary resolution**:

"That for the purposes of Listing Rule 11.1 and for all other purposes, ***Shareholders approve a significant change to the nature and scale of the Company's activities through the Company's acquisition of CSS Laboratories Inc and Sleepwell Portland and Salt Lake.****"*

- For: 10,570,586
- Against: 10,000
- Abstain: 0

Directors' recommendation: Mr Greg Fagan, Mr Guy Aird and Dr George Steinfels recommend shareholders vote in favour of this resolution believing this to be in the best interest of the company.

Mr Roger Greene and Mr Michael Dalsin have material interest. Their votes will not be counted nor have they elected to give any recommendations on this resolution.

General Meeting Resolution 2

- **Resolution 2 – Issue of shares exceeding limits imposed by Listing Rule 7.1** **(conditional on the passing of Resolutions 1, 4 and 6)**

To consider and if thought fit, to pass, with or without amendment, the following as an **ordinary resolution**:

"That approval is given to the Company, for the purposes of Listing Rule 7.1 and for all other purposes, to issue 12 million ordinary shares at a price of $0.20, to sophisticated investors and institutional investors and otherwise on the terms and conditions set out in the Explanatory Memorandum accompanying this Notice."

Proxy Votes on Resolution 2

- For: 10,427,218
- Against: 120,000
- Abstain: 33,368

Directors' recommendation: The Board is in favour of this resolution believing this proposal to be in the best interest of the company.

- **Resolution 3 – Issue of shares to Queensland Investment Corporation Limited – ratification**

To consider and if thought fit, to pass, with or without amendment, the following as an **ordinary resolution**:

"That the issue of 1,857,138 ordinary shares in the Company to the Queensland Investment Corporation Limited approved by the Board be ratified by Shareholders."

- For: 8,054,858
- Against: 12,500
- Abstain: 656,089

Directors' Recommendation: The Board is in favour of this resolution believing it to be in the best interest of the company and its shareholders and accordingly recommend that shareholders vote in favour of Resolution 4.

General Meeting Resolution 4

- **Resolution 4 – Issue of shares to New Millennium Fund Pty Ltd (conditional on the passing of Resolutions 1, 2, and 6**

To consider and if thought fit, to pass, with or without amendment, the following as an **ordinary resolution**:

"That, subject to the passing of Resolution 1 that the New Millennium Fund be permitted to purchase, and the Company be permitted to issue 2.5 million ordinary shares (1,666,667 on a post consolidation basis) to the New Millennium Fund at a price of $0.20 per share, and otherwise on the terms and conditions as described in the Explanatory Memorandum accompanying this Notice."

Proxy Votes for Resolution 4

- For: 4,465,377
- Against: 120,000
- Abstain: 0

Directors' Recommendation: Mr Roger Greene, Mr Michael Dalsin and Dr George Steinfels recommends a vote in favour in the best interest of the company.

Resolution 5 – Consolidation of issued capital (if required)

To consider and if thought fit, to pass, with or without amendment, the following as an **ordinary resolution**:

"That, subject to, the passing of Resolution 1, and pursuant to and in accordance with section 254H of the Corporations Act 2001 and the Company's Constitution and for all other purposes, ***with effect from 5 September 2006, all of the issued Shares and Options of the Company be consolidated on the basis that every three (3) Shares held by each shareholder at the Consolidation Record Time be consolidated into two (2) Shares*** *with any fractions of new Shares that would result from the Consolidation will be rounded up to the nearest whole number and that Options be adjusted in accordance with their terms and the Listing Rules and otherwise on the terms and conditions described in the Explanatory Memorandum."*

- For: 10,560,586
- Against: 15,000
- Abstain: 0

Directors' recommendation: Each of the directors recommend Shareholder vote in favour of Resolution 5

General Meeting Resolution 6

- **Resolution 6 – Directors' remuneration (conditional on the passing of Resolutions 1, 2 and 4)**

To consider and if thought fit, to pass, with or without amendment, the following as an **ordinary resolution**:

"That subject to the passing Resolution 1, 2 and 4 and for the purposes of Listing Rule 10.11 and for all other purposes, Shareholders approve the issue and allotment to:

- ***Greg Fagan of 250,000 free options to acquire ordinary shares (166,667 on a post consolidation basis), in part consideration for services Mr Fagan has rendered to the Company; and***
- ***Guy Aird of 150,000 free options to acquire ordinary shares (100,000 on a post consolidation basis), in part consideration for services Mr Aird has rendered to the Company; and***

Continued next slide . . .

Resolution 6 (Cont . . .)

- *George Steinfels of 50,000 free options to acquire ordinary shares (33,334 on a post consolidation basis), in part consideration for services Dr Steinfels has rendered to the Company; and*

- *Michael Dalsin of 1,000,000 free options to acquire ordinary shares (666,667 on a post consolidation basis), in part consideration for services Mr Dalsin has rendered to the Company; and*

- *Roger Greene of 1,000,000 free options to acquire ordinary shares (666,667 on a post consolidation basis), in part consideration for services Mr Dalsin has rendered to the Company.*

Proxy Votes on Resolution 6

- For: 10,380,718
- Against: 199,868
- Abstain: 0

Each proposed recipient of the options recused himself from the board's deliberations and voting. Remaining board members consider the proposed remuneration in part consideration of the additional services provided by each director to be reasonable. The non-recipient directors recommend to shareholders that the options be granted in accordance with the proposed resolution.

ASX
AUSTRALIAN STOCK EXCHANGE

MARKET RELEASE

29 August 2006

Avastra Limited

SUSPENSION FROM OFFICIAL QUOTATION

The securities of Avastra Limited (the "Company") will be suspended from quotation immediately pending the outcome of the meeting of security holders today to consider resolutions concerning the proposed acquisition of sleep diagnostic centres.

If security holders do not approve the resolutions, the Company will be reinstated when the Company confirms that it will not change its activities.

If security holders approve the resolutions, trading in the securities will re-commence when the Company satisfies ASX that it meets the requirements of chapters 1 and 2 of the Listing Rules.

Security Code: AVS

Johnathon Matthews
<u>Adviser, Issuers (Sydney)</u>

Mr Johnathon Matthews
Issuers Adviser (Sydney)
Australian Stock Exchnage Limited
Exchange Centre
20 Bridge Street
Sydney NSW 2000

Dear Mr Matthews

Re: Request for Suspension of Shares

Avastra is requesting a suspension in trading of its Shares. The Company will be holding an Extraordinary General Meeting (EGM) today at which shareholders will vote *inter alia* on the change in nature and activity of the Company, pursuant to Listing Rule 11.1.2.

Should shareholders vote against the change in nature of activity to that of sleep disorder market, the suspension is expected to be lifted following the Company's confirmation of this outcome. If, however, shareholders vote in favour of a change in nature of activity, the suspension will last until the Company is able to satisfy the requirements under Chapters 1 and 2 of the ASX Listing Rules pursuant to Listing Rule 11.1.3.

The Company expects to lodge a prospectus in the coming weeks and anticipates being able to meet listing rule requirements soon. Avastra will advise ASX with the requisite information immediately upon doing so.

Results of the EGM will be advised later today.

Yours faithfully

Eva Liu
Company Secretary

Avastra Limited
Riverside Life Sciences Centre
11 Julius Avenue, North Ryde NSW 2113
tel: +61 2 8873 6000, fax: +61 2 8873 6050

Form 604

Corporations Act 2001
Section 671B

Notice of change of interests of substantial holder

To Company Name/Scheme: AVASTRA LTD

ACN/ARSN: 094 446 803

1. Details of substantial holder(1)

Name: The New Millennium Fund Pty Ltd (NME)

ACN/ARSN (if applicable): 089 529 733

There was a change in the interests of the substantial holder on: 23/8/06

The previous notice was given to the company on: / /

The previous notice was dated: / /

2. Previous and present voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in when last required, and when now required, to give a substantial holding notice to the company or scheme, are as follows:

Class of securities (4)	Previous notice		Present notice	
	Person's votes	Voting power (5)	Person's votes	Voting power (5)
ORD	6143422	20.4%	3643422	12.1%

3. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest of the substantial holder or an associate in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of change	Person whose relevant interest changed	Nature of change (6)	Consideration given in relation to change (7)	Class and number of securities affected	Person's votes affected
22.8.06	NME	DISPOSAL	$264,000	ORD	1,100,000
23.8.06	NME	DISPOSAL	$336,000	ORD	1,400,000

4. Present relevant interests

Particulars of each relevant interest of the substantial holder in voting securities after the change are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder (8)	Nature of relevant interest (6)	Class and number of securities	Person's votes
NME	NME	NME	Registered holder	ORD 3,643,422	3,643,422

5. Changes in association

The persons who have become associates (2) of, ceased to be associates of, or have changed the nature of their association (9) with, the substantial holder in relation to voting interests in the company or scheme are as follows: N/A

Name and ACN/ARSN (if applicable)	Nature of association

6. Addresses

The addresses of persons named in this form are as follows:

Name	Address
New Millennium Fund Pty Ltd	Level 12, 234 George St, Sydney.

Signature

print name PAUL RALPH capacity DIRECTOR

sign here [signature] date 24/8/06

DIRECTIONS

(1) If there are a number of substantial holders with similar or related relevant interests (eg. a corporation and its related corporations, or the manager and trustee of an equity trust), the names could be included in an annexure to the form. If the relevant interests of a group of persons are essentially similar, they may be referred to throughout the form as a specifically named group if the membership of each group, with the names and addresses of members is clearly set out in paragraph 6 of the form.

(2) See the definition of "associate" in section 9 of the Corporations Act 2001.

(3) See the definition of "relevant interest" in sections 608 and 671B(7) of the Corporations Act 2001.

(4) The voting shares of a company constitute one class unless divided into separate classes.

(5) The person's votes divided by the total votes in the body corporate or scheme multiplied by 100.

(6) Include details of:

(a) any relevant agreement or other circumstances because of which the change in relevant interest occurred. If subsection 671B(4) applies, a copy of any document setting out the terms of any relevant agreement, and a statement by the person giving full and accurate details of any contract, scheme or arrangement, must accompany this form, together with a written statement certifying this contract, scheme or arrangement; and

(b) any qualification of the power of a person to exercise, control the exercise of, or influence the exercise of, the voting powers or disposal of the securities to which the relevant interest relates (indicating clearly the particular securities to which the qualification applies).

See the definition of "relevant agreement" in section 9 of the Corporations Act 2001.

(7) Details of the consideration must include any and all benefits, money and other, that any person from whom a relevant interest was acquired has, or may, become entitled to receive in relation to that acquisition. Details must be included even if the benefit is conditional on the happening or not of a contingency. Details must be included of any benefit paid on behalf of the substantial holder or its associate in relation to the acquisitions, even if they are not paid directly to the person from whom the relevant interest was acquired.

(8) If the substantial holder is unable to determine the identity of the person (eg. if the relevant interest arises because of an option) write "unknown".

(9) Give details, if appropriate, of the present association and any change in that association since the last substantial holding notice.

AVASTRA

17 August 2006

Avastra Ltd (AVS): Avastra Presentation to the Market

Mr George Suda, who is currently in Australia, is the former Executive Vice-President of Apria Healthcare with over 9 years' experience in the US healthcare service industry, including the sleep market.

As announced on 3 July 2004, Mr Suda has agreed to serve as the next Chief Executive Officer of the Company to lead the effort to acquire and integrate sleep centres should Shareholders approve this strategy moving forward at the EGM on 29 August 2006.

Following is the presentation Mr Suda will be presenting to the investment community whilst in the country.

Yours faithfully,

Eva Liu
Company Secretary

Avastra Limited
(ASX: AVS)

Sleep Centre Acquisitions

Investor Presentation
August 2006

Michael Dalsin (Director)
George Suda (CEO)

Avastra History/Strategy

- Hired top-flight executives to explore new business strategy
- Discontinued all research and development activity on BioWeld® resulting in low cash burn
- Identified fragmented sleep diagnostic industry as major opportunity for growth in the US market
- Decision to acquire established and profitable regionally-based sleep centers and aggregate fragmented market into national footprint
- Use combination of top-flight executives and acquisitions of established profitable companies to drive operational efficiencies and capture market share

VASTRA

George Suda - CEO

The Company will be lead by a seasoned executive within the industry who has extensive industry- wide contacts

Chief Executive Officer- George J. Suda

1994 – 2005 Apria Healthcare (NYSE:AHG); Costa Mesa, CA

EXECUTIVE VICE PRESIDENT & CHIEF INFORMATION OFFICER - Technology

- As a member of senior management team, assigned to analyze and correct critical operational problems affecting company efficiency.
- Managed all aspects of the information services and technology strategy for this NYSE traded company with $1.5 billion in annual sales.
- Managed relationships at senior levels with insurance companies, DME distributors and other industry leaders.
- Created and implemented systems for 600 locations, including inventory and inventory planning, distribution, billing, forecasting, infrastructure, security and E-business.
- *Accomplishments Include:* Stock price increase from $9.00 per share when promoted to senior management team to over $30.00 per share upon exit.
- Oklahoma State University
- MBA, Chapman University (valedictorian)

VASTRA

The Fundamentals of Sleep Disorders

- **What is a sleep disorder?**
  - Insomnia, Sleep Apnea, Narcolepsy, Restless Leg Syndrome
- **The effects of sleep disorders**
  - High Blood Pressure, Heart Attacks, Stroke, Type-II Diabetes, Heart Disease, Weight Gain, Impotency, and Headaches
- **Treatments for sleep disorders**
  - Prescription for sleep diagnostic test required before treatments are reimbursed by insurance companies
  - Treatments include drugs and devices (CPAPs)

VASTRA

Overview of Opportunity



Healthcare diagnostics industry

Specifically, sleep disorders and sleep apnea

Patient has sleep issues (such as snoring or insomnia) and goes to the doctor



Doctor sends patient to sleep lab for testing



Physician prescribes the appropriate treatment based on the tests results. 50% of the time a Continuous Positive Airway Pressure (CPAP) device is prescribed for Obstructive Sleep Apnea (OSA).

Sleep Test Laboratory



This is the business area of focus

VASTRA

The Growing Sleep Market

- **The number of physician office visits in the US for sleep apnea, insomnia, restless leg syndrome, narcolepsy, and other major sleep disorders increased from** 1,046,927 in 1990 to 6,216,000 in 2001.
- **The National Heart, Lung, and Blood Institute (NHLBI), a United States Government agency, estimates that sleep disorders add** $15.9 billion dollars to the national healthcare bill.
- **Sleep apnea prevalence increases with age and/or obesity, according to a number of research articles.** More than 50% of Americans age 65 and older have a sleep disorder.
- **Current estimates suggest that sleep disorders will affect** 80 million individuals in the US by 2010. **At present, only a small percentage of the affected population has been tested or received treatment.**
- Approximately 60% of the disorders are chronic and require medical intervention. **The most prevalent disorder is insomnia followed by obstructive sleep apnea (OSA). Insurance companies typically require a sleep study for an OSA treatment.**
- **It is estimated that** sleep apnea affects approximately 20 million people in the US **including children. It is estimated that 25% of American children ages 1 through 5 have sleep disturbance.**

The Sleep Diagnostic Market Opportunity

- **Privately-held and individually-operated; under-capitalized companies**
  - Average center has 4 beds with US$500K in revenue
    - Backlog is as high as 180 days for some centers
  - Restricted ability to grow business internally or externally due to lack of capital
- **Super fragmented market with niche specialties**
  - 3,700 Sleep Diagnostic Centers in the US
    - 1,900 are independently owned (focus of Avastra)
- **No national players**
  - Largest group is 90 centers and regionally focused
- **Market conditions allow AVS to acquire established, profitable operations at favorable terms**
  - Sellers have no access to capital
  - Sellers have no exit mechanism
  - Sellers are frustrated that they cannot take advantage of a growing demand
  - Sellers recognize AVS is the only player in the industry with capital, expertise and contacts to successfully aggregate the market

AVASTRA

The Avastra Advantage

- **Acquisition of established, profitable companies creates market advantage**
  - Operational and business efficiencies maximized
    - Centralize key business operations such as billing and scoring tests
  - Ability to offer the market a portfolio of products and services
    - Laboratory and Ambulatory studies
    - Clinical trials and research
    - DME sales
    - Teaching of PSTs and Physicians

- **Acquisition of regionally-based established and profitable companies creates a national footprint**
  - Ability to capture national insurance contracts in regional markets
  - Dominate the US$2B sleep diagnostic market

VASTRA

Avastra Today

- **AVS has identified over 100 qualified targets for acquisition**
  - Targets are 3-7 center operations
  - Greater than $2M sales
  - Have 3 years of operational experience
  - Demonstrated profitability for 3 years
- **Non-Disclosure Agreements signed with 20 established, profitable operations**
- **Two Letters of Intent (LOIs) with established, profitable operations**
- **EGM on 29 August for approval of the following**
  - Change of business direction and acquisitions
  - Placement
  - Approval of George Suda as CEO

VASTRA

Capital Structure

ISSUED CAPITAL

• Ordinary Shares:	28,938,061
• Proposed Placement Shares:	12,000,000
• **Ordinary Shares Post-placement:**	**41,938,061**

CASH

• Cash at 30 June 2006:	$3,746,000
• Proceeds from Proposed Placement:	$2,400,000

VASTRA

15 August 2006

Avastra Ltd (AVS): **MEDIA RELEASE**

AVASTRA to profit from US sleep woes

Avastra Limited (ASX Code: AVS) today confirmed that it was poised to secure a significant international opportunity that, if approved by shareholders, will see it rapidly penetrate the multi-billion dollar sleep dysfunction market in North America.

Incoming Chief Executive Officer, Mr George Suda said the strategic move would transform the company into an international healthcare aggregator, replicating successful consolidation strategies such as those employed by leading Australian pathology and medical imaging companies.

Avastra is set to hold an Extraordinary General Meeting (EGM) in Brisbane on 29 August, seeking shareholder approval to reposition the Company to focus on acquiring profitable US diagnostic sleep centres to create a national chain.

As part of this strategic move, the Company will seek approval to halt development of its BioWeld® technology and to raise an additional $2.4 million at $0.20 per share to fund initial acquisitions.

Earlier this year, the Company engaged US-based private equity group Montgomery Pacific Group and US-based investment bankers Stanmore Capital, to identify qualified sleep centres on its behalf.

Two initial acquisition candidates, with centres in California, Oregon and Utah, have signed Letters of Intent with Avastra, and discussions are advancing with approximately 20 further qualifying vendors.

Initial qualifying acquisition targets have a net margin of 20% or greater and a positive cash flow.

The US market is the largest in the world for sleep diagnostic services, and its sleep dysfunction market is growing rapidly with an estimated 70 million US citizens suffering from sleep disorders, a figure expected to reach 80 million within four years.

In addition to the large US sleep diagnostics market, Avastra also believes future consolidation opportunities will also arise in other markets including Australia and Europe.

AVASTRA

Despite the US market's rapid growth, Mr Suda said the US sleep diagnostics sector was highly fragmented. Most sleep labs are privately-owned and capital-constrained, presenting a major opportunity for consolidation, re-branding, efficiency gains and expansion.

"This industry represents a major untapped opportunity for an investor with expertise in the sector to apply the aggregation model that has been so successful in the medical imaging and pathology industries in Australia," he said.

He said that at least 1,100 of the country's 3,700 sleep diagnostic centres were small, stand-alone, profitable 'mum and dad' operations that were potential acquisition targets for Avastra. The largest chain is less than 100 centres, and there are no publicly traded companies focusing on the sleep diagnostics sector in the US.

"Our aim is to introduce centralised marketing, billing, medical reporting, quality control and administration systems that will achieve substantial operating efficiencies and enable us to offer higher-quality, cost-effective services to large insurance companies on a nationwide basis," he said.

In a first for the US's sleep diagnostic sector, Avastra expects to ultimately secure nationwide contracts with private health insurers through a national footprint. Currently, more than 70% of the US population have private health insurance.

"These insurance companies, who pay for diagnostic services for patients in the US, are keenly interested in our plans as they are currently frustrated with the market's lack of consistency in professional standards, data collection and reporting, cost structures and billing.

"We will focus on building on our strong relationships with insurers, manufacturers of sleep therapeutics and physician groups to establish a strong referrer base."

Mr Suda said sleep dysfunction accounted for more than six million visits to physicians a year in the US, a fivefold increase since 1990.

"Sleep tests are required to enable physicians to diagnose a patient's sleep disorder and prescribe appropriate treatments and, in the US, people currently have to wait up to six months to be tested.

"In addition, in order to be reimbursed for the sleep test by public or most private health insurers, patients are required to stay overnight for testing in an accredited centre," he said.

Mr Suda said that there were compelling long-term drivers for growth in the US sleep diagnostics sector.

He said according to a leading US Government medical research institute, loss of sleep has greater negative health consequences than alcohol and drug abuse and may contribute to stroke, hypertension, psychiatric disorders, heart attack and impotence.

"Poor sleep affects every aspect of a person's life, including work performance, mood, personal relationships and overall health, and it has become a major health issue in the US.

"The US National Heart, Lung, and Blood Institute estimates that sleep disorders add $US15.9 billion dollars to the US national healthcare bill, excluding the cost of lost productivity, car accidents and industrial injuries caused by lack of sleep."

Mr Suda said subject to securing shareholder approval for the Company's new direction and associated capital raising at the EGM on 29 August, Avastra will be well-positioned to establish itself as a global leader in the lucrative sleep diagnostics sector.

ENDS

Footnote:
Avastra Limited is a Sydney-based biomedical company set up in 2003 and listed on the Australian Stock Exchange in June 2004, with a market capitalisation of $6 million. Chairman Greg Fagan flagged to shareholders at the company's 2005 annual general meeting that shareholders' interests would be best served by seeking out alternative opportunities to use the company's cash holdings to generate returns to shareholders, after it halted development of its BioWeld® technology following disappointing trial results.

Further information:
George Suda, Avastra Limited
15 – 17 August: 0408 977 244
18 August onwards: + 1 323 253 3055

Issued by:
Kelly Robinson and Margaret Lyons, Synchronous Communication
P 07 3003 1159
E kelly@synchronous.com.au

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity:	**AVASTRA LTD**
ABN	**47 094 446 803**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	**Michael P Dalsin**
Date of last notice	3 January 2006

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct interest
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	N/A
Date of change	24 July, 2006

No. of securities held prior to change	329,500 fully paid ordinary shares held directly. 969,600 fully paid ordinary shares indirectly through Montgomery Pacific purchased on-market 750,000 options held by Montgomery Pacific to exercise at $A0.25 at any time until 26 October 2008 1,250,000 options held by Montgomery Pacific to exercise at $A0.40 at any time until 26 October 2008
Class	Fully Paid Ordinary
Number acquired	318,000
Number disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$0
No. of securities held after change	647,500 fully paid ordinary shares held **directly** 750,000 options held **indirectly** by Montgomery Pacific to exercise at $A0.25 at any time until 26 October 2008 1,250,000 options held **indirectly** by Montgomery Pacific to exercise at $A0.40 at any time until 26 October 2008
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Off Market Transfer from Montgomery Pacific Group (initially purchased on market).

Part 2 – Change of director's interests in contracts

Not Applicable.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity:	**AVASTRA LTD**
ABN	**47 094 446 803**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	**Roger S Greene**
Date of last notice	5 December 2005

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct interest
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	N/A
Date of change	24 July, 2006

No. of securities held prior to change	142,400 fully paid ordinary shares held directly. 969,600 fully paid ordinary shares indirectly through Montgomery Pacific 750,000 options held by Montgomery Pacific to exercise at $A0.25 at any time until 26 October 2008 1,250,000 options held by Montgomery Pacific to exercise at $A0.40 at any time until 26 October 2008
Class	Fully Paid Ordinary
Number acquired	318,000
Number disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$0
No. of securities held after change	460,400 fully paid ordinary shares held **directly** 750,000 options held **indirectly** by Montgomery Pacific to exercise at $A0.25 at any time until 26 October 2008 1,250,000 options held **indirectly** by Montgomery Pacific to exercise at $A0.40 at any time until 26 October 2008
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Off market transfer from Montgomery Pacific Group (initially purchased on-market).

Part 2 – Change of director's interests in contracts

Not Applicable.

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity:	**AVASTRA LTD**
ABN	**47 094 446 803**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	**John Holaday**
Date of last notice	17 January 2006

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct interest
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	N/A
Date of change	24 July, 2006

No. of securities held prior to change	969,600 fully paid ordinary shares indirectly through Montgomery Pacific 750,000 options held indirectly by Montgomery Pacific to exercise at $A0.25 at any time until 26 October 2008 1,250,000 options held indirectly by Montgomery Pacific to exercise at $A0.40 at any time until 26 October 2008
Class	Fully Paid Ordinary
Number acquired	318,000
Number disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$0
No. of securities held after change	318,000 fully paid ordinary shares held **directly** 750,000 options held **indirectly** by Montgomery Pacific to exercise at $A0.25 at any time until 26 October 2008 1,250,000 options held **indirectly** by Montgomery Pacific to exercise at $A0.40 at any time until 26 October 2008
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Off market transfer from Montgomery Pacific Group (initially purchased on-market).

Part 2 – Change of director's interests in contracts

Not Applicable.

Rule 4.7B

Appendix 4C

Quarterly report for entities admitted on the basis of commitments

Introduced 31/3/2000. Amended 30/9/2001, 24/10/2005.

Name of entity

Avastra Limited

ABN	Quarter ended ("current quarter")
47 094 446 803	**30 June 2006**

Consolidated statement of cash flows

Cash flows related to operating activities			Current quarter $A'000	Year to date (....12...months) $A'000
1.1	Receipts from customers		-	1
1.2	Payments for	(a) staff costs	(25)	(63)
		(b) consulting fees	(418)	(933)
		(c) research and development	(89)	(631)
		(d) overseas travel	(113)	(204)
		(e) other working capital	(221)	(767)
1.3	Dividends received			
1.4	Interest and other items of a similar nature received		36	248
1.5	Interest and other costs of finance paid			
1.6	Income taxes paid			
1.7	Other (provide details if material)			
	(a) Government grants		13	348
	(b) Fixed asset sales		63	63
	Net operating cash flows		(754)	(1,938)

+ See chapter 19 for defined terms.

		Current quarter $A'000	Year to date (....12...months) $A'000
1.8	Net operating cash flows (carried forward)	**(754)**	**(1,938)**
	Cash flows related to investing activities		
1.9	Payment for acquisition of:		
	(a) businesses (item 5)		
	(b) equity investments		
	(c) intellectual property		
	(d) physical non-current assets	-	(11)
	(e) other non-current assets		
1.10	Proceeds from disposal of:		
	(a) businesses (item 5)		
	(b) equity investments		
	(c) intellectual property		
	(d) physical non-current assets		
	(e) other non-current assets		
1.11	Loans to other entities		
1.12	Loans repaid by other entities		
1.13	Other (provide details if material)		
	Net investing cash flows	-	(11)
1.14	**Total operating and investing cash flows**	(754)	(1,949)
	Cash flows related to financing activities		
1.15	Proceeds from issues of shares, options, etc.	-	256
1.16	Proceeds from sale of forfeited shares		
1.17	Proceeds from borrowings		
1.18	Repayment of borrowings		
1.19	Dividends paid		
1.20	Other (provide details if material) Share buyback	-	(19)
	Net financing cash flows	-	237
	Net increase (decrease) in cash held	(754)	(1,712)
1.21	Cash at beginning of quarter/year to date	4,500	5,458
1.22	Exchange rate adjustments to item 1.20		
1.23	**Cash at end of quarter**	3,746	3,746

+ See chapter 19 for defined terms.

Payments to directors of the entity and associates of the directors
Payments to related entities of the entity and associates of the related entities

		Current quarter $A'000
1.24	Aggregate amount of payments to the parties included in item 1.2	288
1.25	Aggregate amount of loans to the parties included in item 1.11	

1.26 Explanation necessary for an understanding of the transactions

Payment of directors fees, salaries and superannuation in the normal course of business. Consulting fees associated with refocusing the business.

Non-cash financing and investing activities

2.1 Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows

2.2 Details of outlays made by other entities to establish or increase their share in businesses in which the reporting entity has an interest

Financing facilities available

Add notes as necessary for an understanding of the position. (See AASB 1026 paragraph 12.2).

		Amount available $A'000	Amount used $A'000
3.1	Loan facilities		
3.2	Credit standby arrangements		

+ See chapter 19 for defined terms.

Reconciliation of cash

Reconciliation of cash at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.		Current quarter $A'000	Previous quarter $A'000
4.1	Cash on hand and at bank	196	570
4.2	Deposits at call		
4.3	Bank overdraft		
4.4	Term Deposits	3,550	3,930
	Total: cash at end of quarter (item 1.23)	3,746	4,500

Acquisitions and disposals of business entities

		Acquisitions *(Item 1.9(a))*	Disposals *(Item 1.10(a))*
5.1	Name of entity	N/A	N/A
5.2	Place of incorporation or registration		
5.3	Consideration for acquisition or disposal		
5.4	Total net assets		
5.5	Nature of business		

Compliance statement

1 This statement has been prepared under accounting policies which comply with accounting standards as defined in the Corporations Act (except to the extent that information is not required because of note 2) or other standards acceptable to ASX.

2 This statement does give a true and fair view of the matters disclosed.

Sign here:  Date: 27 July 2006

Company Secretary

Print name: Eva Liu

Notes

1. The quarterly report provides a basis for informing the market how the entity's activities have been financed for the past quarter and the effect on its cash position. An entity wanting to disclose additional information is encouraged to do so, in a note or notes attached to this report.

2. The definitions in, and provisions of, *AASB 1026: Statement of Cash Flows* apply to this report except for the paragraphs of the Standard set out below.

   - 6.2 - reconciliation of cash flows arising from operating activities to operating profit or loss
   - 9.2 - itemised disclosure relating to acquisitions
   - 9.4 - itemised disclosure relating to disposals
   - 12.1(a) - policy for classification of cash items
   - 12.3 - disclosure of restrictions on use of cash
   - 13.1 - comparative information

3. **Accounting Standards.** ASX will accept, for example, the use of International Accounting Standards for foreign entities. If the standards used do not address a topic, the Australian standard on that topic (if any) must be complied with

+ See chapter 19 for defined terms.

Form 603

Corporations Act 2001
Section 671B

Notice of initial substantial holder

To Company Name / Scheme: Avastra Ltd

ACN/ARSN: ABN 47 094 446 833

1. Details of Substantial Holder (1)

Name: Queensland Investment Corporation
ACN/ARSN (if applicable)

The holder became a substantial holder on: 17/03/2006

2. Details of voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in on the date the substantial holder became a substantial holder are as follows:

Class of securities (4)	Number of securities	Person's votes (5)	Voting power (6)
Ordinary Shares Fully Paid	1,857,138	1,857,138	6.16%

3. Details of relevant interests

The nature of the relevant interest the substantial holder or an associate had in the following voting securities on the date the substantial holder became a substantial holder are as follows:

Holder of relevant interest	Nature of relevant interest (7)	Class and Number of securities.
Queensland Investment Corporation	Registered Holder	1,857,138 Ordinary Shares Fully Paid

4. Details of present registered holders

The persons registered as holders of the securities referred to in paragraph 3 above are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder (8)	Class and Number of securities
Queensland Investment Corporation	Queensland Investment Corporation	Queensland Investment Corporation	1,857,138 Ordinary Shares Fully Paid

5. Consideration

The consideration paid for each relevant interest referred to in paragraph 3 above, and acquired in the four months prior to the day that the substantial holder became a substantial holder is as follows:

Holder of relevant interest	Date of acquisition	Consideration (9)	Class and number of securities affected
		Cash	
Queensland Investment Corporation	17/03/2006	297,142.00	1,857,138

6. Associates

The reasons the persons named in paragraph 3 above are associates of the substantial holder are as follows:

Name and ACN/ARSN (if applicable)	Nature of association
N/A	

7. Addresses

The addresses of persons named in this form are as follows:

Name	Address
Queensland Investment Corporation	GPO Box 2242, Brisbane QLD 4001

Signature

print name Andrew Arkell Capacity Company Secretary

Sign Here Date 25 July 2006

Directions

(1) If there are a number of substantial holders with similar or related relevant interests (eg. a corporation and its related corporations, or the manager and trustee of an equity trust), the names could be included in an annexure to the form. If the relevant interests of a group of persons are essentially similar, they may be referred to throughout the form as a specifically named group if the membership of each group, with the names and addresses of members is clearly set out in paragraph 7 of the form.

(2) See the definition of "associate" in section 9 of the Corporations Act 2001.

(3) See the definition of "relevant interest" in sections 608 and 671B(7) of the Corporations Act 2001.

(4) The voting shares of a company constitute one class unless divided into separate classes.

(5) The total number of votes attached to all the voting shares in the company or voting interests in the scheme (if any) that the person or an associate has a relevant interest in.

(6) The person's votes divided by the total votes in the body corporate or scheme multiplied by 100.

(7) Include details of:

(a) any relevant agreement or other circumstances by which the relevant interest was acquired. If subsection 671B(4) applies, a copy of any document setting out the terms of any relevant agreement, and a statement by the person giving full and accurate details of any contract, scheme or arrangement, must accompany this form, together with a written statement certifying this contract, scheme or arrangement; and

(b) any qualification of the power of a person to exercise, control the exercise of, or influence the exercise of, the voting powers or disposal of the securities to which the relevant interest relates (indicating clearly the particular securities to which the qualification applies).

See the definition of "relevant agreement" in section 9 of the Corporations Act 2001.

(8) If the substantial holder is unable to determine the identity of the person (eg. if the relevant interest arises because of an option) write "unknown".

(9) Details of the consideration must include any and all benefits, money and other, that any person from whom a relevant interest was acquired has, or may, become entitled to receive in relation to that acquisition. Details must be included even if the benefit is conditional on the happening or not of a contingency. Details must be included of any benefit paid on behalf of the substantial holder or its associate in relation to the acquisitions, even if they are not paid directly to the person from whom the relevant interest was acquired.

VASTRA

24 July 2006

Avastra Ltd (AVS): Notification of Update to Announcement of 4 July 2006

The Company refers to its prior announcement of 4 July 2006 referring to a proposed Extraordinary General Meeting (EGM) and anticipated resolutions to be considered at that meeting.

We hereby provide an update that reflects recent changes in the proposed resolutions for consideration at the EGM, and a copy of the Notice of Meeting and Explanatory Memorandum for the EGM.

In this regard, the Company advises that some of the resolutions it had proposed to put to shareholders at the EGM have now been withdrawn, and accordingly, some of the information contained in the 4 July 2006 announcement is no longer relevant. Pages 5 and 6 of that announcement contain details of the 'Directors' Compensation and Executive Compensation Packages'; 'Terms of Appointment of Montgomery Pacific'; and, 'Financial position of the Company following the change in activities and passing of other proposed resolutions'.

In accordance with the revised resolutions now to be considered at the EGM, these sections should now be disregarded and reliance should instead be placed on the enclosed Notice of Meeting and Explanatory Memorandum which is expected to be despatched to shareholders on 28 July 2006.

Any enquiries should be directed to the Company Secretary, Eva Liu on (02) 8873 6000.

Yours faithfully,

Gregory D. Fagan
Chairman

AVASTRA LIMITED

ACN 094 446 803

NOTICE OF EXTRAORDINARY GENERAL MEETING EXPLANATORY MEMORANDUM AND PROXY FORM

Date of Meeting.

29th August, 2006

Time of Meeting

11am

Place of Meeting:

Riverside Centre Auditorium
Level 5, 123 Eagle Street
Brisbane QLD 4000

AVASTRA LIMITED ACN 094 446 803

NOTICE OF GENERAL MEETING

NOTICE is hereby given that an Extraordinary General Meeting of members of Avastra Limited ('the Company') will be held at Riverside Centre Auditorium, Level 5, 123 Eagle Street, Brisbane QLD 4000, on the 29th August, 2006 at 11am.

SPECIAL BUSINESS

NOTE: Resolutions 1, 2, 4 and 6 are conditional on **each** of those resolutions being passed. That is, if Resolution 1 is passed but any of Resolutions 2, 4 or 6 are **not** passed each of Resolutions 1, 2, 4 and 6 will be deemed to have **NOT** been passed.

Resolution 1 – Change in nature and scale of activities of the Company

(Conditional on the passing of Resolutions 2, 4 and 6)

To consider and if thought fit, to pass, with or without amendment, the following as an **ordinary Resolution:**

"That, subject to the passing of Resolutions 2, 4 and 6, for the purposes of Listing Rule 11.1 and for all other purposes, shareholders approve a significant change to the nature and scale of the Company's activities through the Company's acquisition and operation of sleep diagnostic centre businesses in accordance with the business plan in the Explanatory Memorandum including the acquisitions of CSS Laboratories Inc and Sleepwell Portland and Salt Lake further details of which are described in the Explanatory Memorandum."

Voting exclusion

The Company will disregard any votes cast on this Resolution by a person who might obtain a benefit, except a benefit solely in the capacity of a holder of ordinary securities, if the Resolution is passed, and any associate of those persons. However, the Company need not disregard a vote if it is cast by a person as proxy for a person who is entitled to vote, in accordance with directions on the Proxy Form or it is cast by a person who is chairing the meeting as a proxy for a person who is entitled to vote, in accordance with a direction on the Proxy Form to vote as the proxy decides.

Resolution 2 – Issue of shares exceeding limits imposed by Listing Rule 7.1

(Conditional on the passing of Resolution 1 and Resolutions 4 and 6)

To consider and if thought fit, to pass, with or without amendment, the following as an **ordinary Resolution:**

"That, subject to the passing of Resolutions 1, 4 and 6, approval is given to the Company, for the purposes of Listing Rule 7.1 and for all other purposes, to issue 12 million ordinary shares at a price of $0.20, to sophisticated investors and institutional investors and otherwise on the terms and conditions set out in the Explanatory Memorandum accompanying this Notice."

Voting exclusion

The Company will disregard any votes cast on this Resolution by a person who may participate in the proposed issue and by a person who might obtain a benefit, except a benefit solely in the capacity of a holder of ordinary securities, if the Resolution is passed, and any associate of those persons. However, the Company need not disregard a vote if it is cast by a person as proxy for a person who is entitled to vote, in accordance with directions on the Proxy Form or it is cast by a person who is chairing the meeting as a proxy for a person who is entitled to vote, in accordance with a direction on the Proxy Form to vote as the proxy decides.

Resolution 3 – Issue of shares to Queensland Investment Corporation Limited – subsequent approval pursuant to Listing Rule 7.4

To consider and if thought fit, to pass, with or without amendment, the following as an **ordinary Resolution:**

"That the issue of 1,857,138 ordinary shares in the Company to the Queensland Investment Corporation Limited approved by the Board as detailed in the Explanatory Memorandum be ratified by shareholders."

Voting exclusion

The Company will disregard any votes cast on this Resolution by a person who participated in the issue. However, the Company need not disregard a vote it it is cast by the person as proxy for a person who is entitled to vote, in accordance with directions on the Proxy Form or it is cast by a person who is chairing the meeting as a proxy for a person who is entitled to vote, in accordance with a direction on the Proxy Form to vote as the proxy decides.

Resolution 4 – Issue of shares to New Millennium Fund

(Conditional on the passing of Resolutions 1, 2 and 6)

To consider and if thought fit, to pass, with or without amendment, the following as an **ordinary Resolution:**

"That, subject to the passing of Resolutions 1, 2 and 6 and for the purposes of Listing Rule 10.11 that the New Millennium Fund be permitted to purchase, and the Company be permitted to issue 2.5 million ordinary shares (1,666,667 on a post consolidation basis) to the New Millennium Fund at a price of $0.20 per share, and otherwise on the terms and conditions as described in the Explanatory Memorandum accompanying this Notice."

Voting exclusion

The Company will disregard any votes cast on this Resolution by a person who is to receive securities in relation to the entity and by a person who might obtain a benefit, except a benefit solely in the capacity of a holder of ordinary securities, if the Resolution is passed, and any associate of those persons. However, the Company need not disregard a vote if it is cast by a person as proxy for a person who is entitled to vote, in accordance with directions on the Proxy Form or it is cast by a person who is chairing the meeting as a proxy for a person who is entitled to vote, in accordance with a direction on the Proxy Form to vote as the proxy decides.

Chapter 7.1

If approval is granted pursuant to Listing Rule 10.11, it is not necessary to also obtain approval pursuant to Listing Rule 7.1

Resolution 5 – Consolidation of issued capital (if required see page 14 and 19 of Explanatory Memorandum)

To consider and if thought fit, to pass, with or without amendment, the following as an **ordinary Resolution:**

"That, subject to, the passing of Resolution 1, and pursuant to and in accordance with section 254H of the Corporations Act 2001 and the Company's constitution and for all other purposes, with effect from 5th Septebmer, 2006, all of the issued shares and options of the Company be consolidated on

the basis that every three (3) shares held by each shareholder at the Consolidation Record Time be consolidated into two (2) shares with any fractions of new shares that would result from the Consolidation will be rounded up to the nearest whole number and that options be adjusted in accordance with their terms and the Listing Rules and otherwise on the terms and conditions described in the Explanatory Memorandum."

Resolution 6 – Issue of options to Directors for Past Work in Absence of Permanent Managing Director

(Conditional on passing Resolutions 1, 2 and 4)

To consider and if thought fit, to pass, with or without amendment, the following as an **ordinary Resolution:**

"That, subject to the passing of Resolutions 1, 2 and 4, for the purposes of Listing Rule 10.11 and for all other purposes, shareholders approve the issue and allotment to:

(a) Greg Fagan (director and chairman) of 250,000 free options to acquire 250,000 ordinary shares (166,667 on a post consolidation basis) in part consideration for services Mr Fagan has rendered to the Company;

(b) Guy Aird (director of the Company) of 150,000 free options to acquire 150,000 ordinary shares (100,000 on a post consolidation basis) in part consideration for services Mr Aird has rendered to the Company;

(c) George Steinfels (director of the Company) of 50,000 free options to acquire 50,000 ordinary shares (33,334 on a post consolidation basis) in part consideration for services Dr. Steinfels has rendered to the Company;

(d) Michael Dalsin (director of the Company) of 1,000 000 free options to acquire 1,000,000 ordinary shares (666,667 on a post consolidation basis) in part consideration for services Mr Dalsin rendered to the Company; and

(e) Roger Greene (director of the Company) of 1,000,000 free options to acquire 1,000,000 ordinary shares (666,667 on a post consolidation basis) in part consideration for services Mr Green has rendered to the Company,

by a date which is not be more than one (1) month after the EGM.

Shareholders should note that there will be no cash consideration upon the exercise of the options and consequent issue of the shares as they will be issued as part consideration for services rendered by the directors and otherwise on the terms and conditions as described in the Explanatory Memorandum accompanying this Notice."

Chapter 7.1

If approval is granted pursuant to Listing Rule 10.11, it is not necessary to also obtain approval pursuant to Listing Rule 7.1

Voting exclusion

The Company will disregard any votes cast on this Resolution by a person who is to receive securities in relation to the entity and by a person who might obtain a benefit, except a benefit solely in the capacity of a holder of ordinary securities, if the Resolution is passed, and any associate of those persons. However, the Company need not disregard a vote if it is cast by a person as proxy for a person who is entitled to vote, in accordance with directions on the Proxy Form or it is cast by a

person who is chairing the meeting as a proxy for a person who is entitled to vote, in accordance with a direction on the Proxy Form to vote as the proxy decides.

Other Business

To consider any other business brought forward in accordance with the Company's constitution or the law.

By order of the Board

Eva Liu
Company Secretary
28th July, 2006

Explanatory Memorandum

This accompanying Explanatory Memorandum forms part of the Notice of Extraordinary General Meeting and should be read in conjunction with it.

Shareholders are specifically referred to the Glossary in the Explanatory Memorandum which contains definitions of capitalised words and terms used in this Notice of Extraordinary General Meeting and the Explanatory Memorandum.

Voting by Proxy

Please note that:

1. **(right to appoint)**

   Each shareholder has the right to appoint a proxy to attend and vote for the shareholder at this EGM.

2. **(two proxies)**

   To enable a shareholder to divide its voting rights a shareholder may appoint two proxies. Where two proxies are appointed:

   (a) a separate Proxy Form should be used to appoint each proxy;

   (b) the Proxy Form may specify the proportion, or the number, of votes that the proxy may exercise, and if it does not do so the proxy may exercise half of the votes.

3. **(who may be a proxy)**

   A shareholder can appoint any other person to be their proxy. A proxy need not be a shareholder of the Company. The proxy appointed can be described in the Proxy Form by an office held, for example, 'the Chair of the Meeting'.

4. **(signature/s of individuals)**

   In the case of shareholders who are individuals, the Proxy Form must be signed:

   (a) if the shares are held by one individual, by that shareholder;

   (b) if the shares are held in joint names, by any one of them.

5. **(signatures on behalf of companies)**

   In the case of shareholders who are companies, the Proxy Form must be signed:

   (a) if it has a sole director who is also sole company secretary, by that director (and stating that fact next to, or under, the signature of the Proxy Form);

   (b) in the case of any other company, by either two directors or a director and company secretary.

6. **(other authorised persons)**

   If the person signing the Proxy Form is doing so under power of attorney, or is an officer of a company outside of (5) above but authorised to sign the Proxy Form, the power of

attorney or other authorisation (or a certified copy of it), as well as the Proxy Form, must be received by the Company by the time and at the place in (7) below.

7. **(lodgment place and deadline)**

A Proxy Form accompanies this Notice. To be effective, Proxy Forms (duly completed and signed) must be received by the Company's registry office, Computershare Investor Services Pty Limited:

(a) in person at Level 2, 60 Carrington Street, Sydney NSW 2000, Australia;

(b) by post to GPO Box 4195, Sydney NSW 2001; or

(c) by facsimile on +61 (0) 3 9473 2118

by no later than 48 hours before the time for the holding of the meeting.

The chairman of the EGM intends to use any undirected proxies held by him to vote in favour of each of the Resolutions at the EGM.

Shareholders who are entitled to Vote

In accordance with regulation 7.11.37 of the Corporations Regulations 2001, the Company has determined that a person's entitlement to attend and vote at the EGM will be the entitlement of that person set out in the register of members as at 11am (Sydney time) on 27th August, 2006. This means that any holder registered as a shareholder on that date will be entitled to attend and vote at the EGM.

This Explanatory Memorandum is an important document, and should be read in its entirety by all shareholders.

Introduction

This Explanatory Memorandum forms part of the Notice of Extraordinary General Meeting of Avastra Limited and has been prepared in connection with the EGM to be held at

The purpose of this Explanatory Memorandum is to provide shareholders with information that the Board of the Company believes to be material to shareholders in deciding whether or not to approve the Resolutions. At the EGM, shareholders will be asked to consider Resolutions approving:

1. Change in the nature and scale of activities of the Company;

2. Issue of shares in the Company exceeding the limit imposed by Listing Rule 7.1;

3. Ratification of issue of shares to Queensland Investment Corporation Limited;

4. Issue of shares to New Millennium Fund Pty Ltd;

5. Consolidation of issued capital; and

6. Issue of Options to Directors for Past Work in Absence of Permanent Managing Director.

Each of the resolutions is an ordinary resolution requiring it to be passed by a simple majority of votes cast by shareholders entitled to vote on the resolution.

EXPLANATORY MEMORANDUM

Approval of many of the resolutions are conditional upon each other, because the Board believes that the business strategy will only be effective if the Company can acquire multiple sleep centres, beyond the two that are the subject of this vote, so that it can develop the mass and efficiency necessary to attain strong profitability.

To do so, the Board believes the Company must shift its business focus; acquire the centres; attain the ability to finance further acquisitions; retain and maintain capable management teams and directors. The directors do not believe the plan can succeed without a foundation for all of those elements, and therefore would not suggest moving forward on the plan without providing for each of the elements. Further information regarding each of these resolutions is set out below.

As previously announced to shareholders, the human trials of the BioWeld® Tube device were halted by the Company following an unrelated complication in the first human patient and some unexpected results in animal trials of the same device.

Following the cessation of human trials, and the consequent delay to the ultimate commercialisation of the BioWeld® Tube device, the Company has completed reviewing its operations and methods of commercialisation on an ongoing basis.

The Board has resolved to either out-licence the BioWeld® Technology to a third party for development, or to sell the technology to a third party. However, this will effect a material change in the business of the Company and the final sale or out-licensing will be subject to a separate vote of shareholders at a future EGM.

As announced, if the vote of shareholders approves a material change of business, the Company will focus on the sleep diagnostics area.

Montgomery Pacific Group LLC, a Californian investment bank, as advisers to the Company, has investigated a number of different areas for possible acquisitions by the Company and has highlighted sleep diagnostic services as a specific target area for the Company.

Sleep centres, which diagnose sleep disorders such as insomnia and sleep apnoea, are a growing industry in the United States. There are over 3,700 sleep centres in the United States, and Montgomery Pacific has targeted this sector as an area of particular interest for acquisitions.

Diagnosis from a sleep centre is often required before medical insurers in the United States will reimburse the purchase price for devices purchased to treat sleep disorders. Montgomery Pacific believes that the sleep disorder market may grow, due to demographic factors such as obesity and aging, and current under-diagnosis of sleep disorders.

Attachment A, attached as part of this Explanatory Memorandum, is a summary of the business plan that the Board intends to adopt if the Resolutions put to the EGM are passed by shareholders.

The directors have resolved that each of the Resolutions (except Resolution 3 and Resolution 5 (on the basis that Resolution 5 may or may not be required) should be conditional on all the other Resolutions being passed by shareholders.

EXPLANATORY MEMORANDUM

Resolution 1 – Change in nature and scale of operations of the Company

Brief History

As previously announced to shareholders, the human trial of the BioWeld® Tube device was halted by the Company following a complication in the first human patient and some unexpected results in animal trials of the same device.

Following the cessation of human trials, and the consequent delay to the ultimate commercialisation of the BioWeld® Tube device, the Company has been reviewing its operations and methods of commercialisation on an ongoing basis. One of the results of this review is that the Board has decided that it is in the best interests of the Company to either licence the BioWeld® technology to a third party or to sell BioWeld® to a third party.

Montgomery Pacific investigated a number of different areas for possible acquisitions by the Company before highlighting sleep diagnostic centres as a specific target area for the Company.

Sleep centres, which diagnose sleep disorders such as insomnia and sleep apnoea, is a growing industry. For example there are over 3,700 sleep centres in the United States. The directors are of the view that a change in the business of the Company to enable the Company to pursue this market will be of benefit to shareholders.

In accordance with the requirements of the Listing Rules, the directors have called this EGM to seek shareholder approval to a change in the nature and scale of the business.

Proposed change of activities

The directors anticipate being able to acquire many profitable sleep centres in the United States (these would have at least a two year operating history).

The Company has prepared a business plan which will take effect in the event the shareholders vote in favour of this Resolution. Please see Attachment A which contains a summary of the business plan. A general summary of the main points of the business plan follows:

1. **Strong and growing market for sleep disorder diagnosis**

   Currently 70 million individuals in the United States suffer from sleep disorders. Approximately 60% are chronic and require medical intervention. The number of physician office visits in the United States for major sleep disorders increased from 1,046,927 in 1990 to 6,216,000 in 2001. This is approximately a 493% increase. There is an average 21-day backlog to get a sleep test nationally, with some areas averaging up to 180 days.

2. **Diagnosis is a pre-requisite for insurance reimbursement (in the USA) for treatment**

   In the United States, in order to have Medicare or private insurance companies reimburse a patient for sleep disorder treatment, a polysomnograph must take place at an accredited sleep test laboratory. Each sleep test requires a bed and a one night stay at a centre. A centre charges between $500 and $1,000 per test.

3. **In terms of sleep centres, the market is highly fragmented with no nationwide leader**

   There are over 1,100 stand-alone centres in the United States. The majority of these are owned and operated individually. Additionally, there are few, if any, "large" centre companies that would compete for acquisitions. The plan is to acquire enough centres to have a leading market share and nationwide position in the marketplace.

4. **Management team**

The chief executive officer will be George Suda. He was most recently executive vice president and chief information officer of Apria Healthcare (NYSE:AHG), a United States company listed on the New York Stock Exchange with a market capitalisation that exceeded US$1.5 billion when he completed his service. Mr. Suda worked at Apria Healthcare for 12 years. He has a vast knowledge of the healthcare market in the United States and understands the sleep market intimately. Mr. Suda led the integration of over 200 acquisitions by Apria in the durable medical equipment service provider market. This roll up strategy is very similar to the sleep market in that the acquisitions were small and often owner-operated. The leader will be augmented with a lawyer/banker team who will handle the acquisitions and capital raisings (Roger Greene and Michael Dalsin). The management team has also identified other potential senior executive candidates with relevant experience.

5. **Strong economic relationships with manufacturers, insurance companies and other market players can enhance performance**

This supply-side market fragmentation is a "weak link" in the supply chain to deliver sleep therapeutics to patients. The opportunity exists for a national player to consolidate and organise this portion of the market. This player must have knowledge and relationships with the other market providers in the supply chain to succeed.

6. **Cost savings and revenue enhancement opportunities through combination**

The most compelling advantage in acquiring a critical mass of centres around the country lies with the marketing and sales potential for the Company. The relationships the current management team has with insurers, manufacturers, and physician groups can be tapped to gain revenue, so long as the Company offers a high quality cost-effective service. Lowering transaction costs to the market and insuring a quality test will differentiate the Company from the smaller, less capitalised and less professional competitors. Once the centres are acquired, certain systems can be centralised and costs can be saved by attaining scale.

Acquisition Strategy and Initial Acquisitions

The Company plans to acquire multiple sleep centres in the United States, and develop a critical mass. The first step in a particular geographic region is that the Company will seek to acquire companies that have multiple centres that are attractively priced. After establishing a presence in a given geographic region, the Company may acquire single centre locations nearby or evaluate the possibility of opening new centres in the same area. In general, the Company will approach acquisitions with the philosophy that it should be able to acquire profitable private businesses with a price to earnings multiple that is below expected price to earnings multiples of a public company. The Company will then seek to enhance the profitability and performance of the acquired centres by using common marketing, billing, and administration to increase efficiency. At the same time, the Company will attempt to enhance sales through relationships with parties that can increase referrals to the centres.

The Company has executed two letters of intent as at the date of this Notice of Meeting and Explanatory Statement. The first is with a company in California and the other with a company operating sleep centres in Portland, Oregon and Salt Lake City, Utah. Each is subject to entry into formal purchase agreements upon the passing of the Resolution to change activities and completion by the Company of due diligence investigations. The directors are continuing to explore acquisition opportunities in accordance with the proposed business plan and may enter into similar conditional letters of intent before the date of the Extraordinary General Meeting. The directors believe that, even if either or both of the current proposals do not result in binding acquisition agreements, there are sufficient other acquisition opportunities to execute the business plan.

While all transactions will be completed in USD, for the purposes of clarity all amounts referred to in this document have been converted to Australian dollars. The conversion has been made assuming a currency conversion rate of AUD$1.00 = US$0.75.

CSS Laboratories Inc.

CSS Laboratories Inc ("CSS Labs") owns and operates sleep disorder diagnostic centres in Roseville, Redding, Elk Grove and Folsom, California. CSS Labs has been in business three years, all of which have been represented to be profitable on an adjusted basis. CSS Labs reports revenues for the financial year ending 31 December 2005 as $2,625,000.00. CSS Labs represents after earnings before interest, tax, depreciation and amortisation (EBITDA) net profits adjusted by adding back ownership draws and other expenses (including sole proprietor ownership benefits such as automobile allowances and entertainment expenses which in future years will not be charged as an expense) to be $500,000 for the financial year ending 31 December 2005.

In this transaction, the Company will acquire 100% of the units in CSS Labs for cash. The Company has agreed to a consideration based upon an earn out performance which is estimated to be five times the above-mentioned 2005 adjusted after tax net profits, assuming the target operates at the same level of profitability in the next three years. The consideration is payable as to two times 2005 adjusted earnings on closure. Thereafter, the Company will pay one times the actual adjusted earnings per year for three years provided that actual adjusted earnings in those years are within 10% of 2005 earnings. If adjusted earnings are below 90% of 2005 adjusted earnings, or above 110% of 2005 adjusted earnings, then the earn out payment shall be decreased or increased dollar for dollar by the amount of the variance.

It should be noted that the earn out may result in the purchase price of the centres being increased if the centres grow in profitability by:

(a) continuing to grow revenues as they have in the past, causing earnings to grow; or

(b) become more profitable by taking advantage of common billing and other savings resulting from consolidation with other centres acquired by the Company over time.

As part of the letter of intent it is intended that the two principals of CSS Labs will enter into employment agreements with the Company each for a minimum of five (5) years. The final terms of any agreement between the parties are still subject to negotiation (and the passing of this Resolution) but as an indication each will include a base salary of $125,000 and a bonus and option plan. The agreements will also include a covenant not to compete with the Company for a period of five (5) years after completion of the acquisition.

The letter of intent is subject to conditions. One of these is that CSS Labs will not have any outstanding liabilities for borrowed money, capital leases and indebtedness to related parties. Another is that the Company receives all necessary governmental, regulatory, corporate, and financing approvals together with any third party consents to enter into the transaction.

Sleepwell Inc

In this transaction the Company is dealing with Sleepwell Laboratories Inc ("Sleepwell") which acts as the management entity for three United States based limited liability companies that together own six (6) sleep disorder diagnostic centres. The Company will acquire an entity that owns sleep centres in Portland and Salt Lake immediately. Those centres already operate on a profitable basis. The Company will also obtain an option to acquire companies that own two centres each in Houston and Phoenix. The Houston and Phoenix locations are newer, and have not yet achieved profitability. In accordance with the strategy of the Company to acquire profitable centres, the option gives the Company the ability to lock in a purchase price structure once those centres achieve significant profitability.

The Sleepwell Portland-Salt Lake company, which will be acquired immediately, has been in business two years and represents that 2004 and 2005 were profitable. Sleepwell represents revenues in the financial year ending 31 December 2005 to be $3,306,250. Sleepwell represents that adjusted EBITDA for the same period was $337,500. Adjusted EBITDA is arrived at by adding back management fees which in future years will not be charged as an expense.

It is contemplated that the Company will acquire the first of the limited liability companies (Sleepwell Portland and Salt Lake) and obtain an option to acquire the other two limited liability companies (Sleepwell Houston and Sleepwell Phoenix – each own two (2) diagnostic sleep centres) together with an option to obtain rights to software systems owned by the Sleepwell labs.

The Company has agreed to a consideration based upon an earn out performance which is estimated to be six times the 2005 adjusted (EBTIDA), assuming the target operates at the same level of profitability in the next three years. The consideration is payable as to three times the 2005 adjusted EBITDA on closure. The first payment is 80% in cash and 20% in the Company's shares. For the purposes of valuing the Company's shares, 80% shall be valued at US$0.20 and 20% shall be valued at the 5-day VWAP in the week before completion. Note, however, that the transaction will be subject to the ASX being satisfied that the Company meets the requirements of Chapters 1 and 2 of the ASX Listing Rules. Thereafter, the Company will pay two times the actual adjusted EBITDA in the first year after the close and one times actual adjusted EBITDA in the second year after the close. The earn out payments are to be made 50% in cash and 50% in the Company's shares. The Company's shares used to make the earn out payments are valued at the 30 day VWAP on the first and second anniversaries of the date of closure respectively.

It should be noted that the earn out may result in the purchase price of the centres being increased if the centres grow in profitability by:

(a) continuing to grow revenues as they have in the past, causing earnings to grow; or

(b) become more profitable by taking advantage of common billing and other savings resulting from consolidation with other centres acquired by the Company over time.

After the issue of all shares in consideration for the above transaction, it is estimated that Sleepwell will hold approximately 2.3% of the voting shares on issue in the Company.

Further, in return for payment of an option fee of $31,250 for each entity ($15,625 per centre), the Company will receive an option to purchase Sleepwell Houston and Phoenix within either three (3) years or within six (6) months of when those entities reach an adjusted earnings before interest, taxes, depreciation and amortisation rate of at least $312,500 per year. Any acquisition will be on the same terms and conditions as the acquisition of Sleepwell Portland – Salt Lake, with 40% of the total consideration as an upfront cash payment.

In consideration for payment of a licence fee of $123,000, Sleepwell will give the Company a perpetual licence to use its EMR software in any testing centre acquired from Sleepwell. If the Company wishes to use this software in a testing centre not acquired from Sleepwell, a further licence fee will be payable.

The letter of intent is subject to conditions. One of these is that the Sleepwell will not have any outstanding liabilities for borrowed money, capital leases and indebtedness to related parties. Another is that the Company receives all necessary governmental, regulatory, corporate, and financing approvals together with any third party consents to enter into the transaction.

Financial position of the Company following the change in activities

Assuming both CSS Labs and Sleepwell are acquired, the Company could have revenues of $7,000,000 for the 12-month period following closure (this figure allows for growth given the total revenue figure for the two entities is $5,866,666 for the year ending December 2005). The following represents the best estimate by the Board on the pro forma of the Company for the 12 months after

the acquisitions. The table should be read in conjunction with the Company's published financial information as at March 2006. As with all projections, however, there are risks that the results may not be achieved. Please see the Risk Factors section in Attachment A, and consider it in voting on this Resolution.

Notes:

1. Revenues assume projected growth of only the two companies identified as acquisitions in this Explanatory Memorandum;

2. Revenue projections do not include revenue from any other acquisition of sleep centre companies in the coming year even though management believes that it will find other suitable acquisition targets within the next twelve months;

3. Operating costs, being expenses dedecuted from revenues to produce the estimated net profit are based upon estimates provided by the two identified acquisitions in this Explanatory Memorandum.

Below is a table showing the capital structure and a pro forma balance sheet of the Company at present and if the Resolutions are passed by shareholders at the EGM and if shares are issued to Sleepwell:

PRESENT STRUCTURE	**Capital Table**	**IF RESOLUTIONS PASSED**	**Capital Table**
Shares		**Shares**	
Current Shares	30,138,061	Current Shares	30,138,061
		Placement of 12M shares (Res 2)	12,000,000
		Placement of 2.5M shares (Res 4)	2,500,000
		Total expected shares for Sleepwell	1,000,000
Sub-Total Shares	30,138,061	**Sub-Total Shares**	45,638,061
Options		**Options**	
Options	3,988,506	Options	3,988,506
		Options (Res 6)	2,450,000
Sub-Total Options	**3,988,506**	**Sub-Total Options**	**6,438,506**
Total Securities	**34,126,567**	**Total Securities**	**52,076,567**

PRO FORMA BALANCE SHEETS 12 MONTHS AFTER EGM

IF RESOLUTIONS NOT PASSED			IF RESOLUTIONS PASSED	
Cash (See Note 1)	$	3,450,000	Cash	$5,800,000
Non Liquid Assets	$	500,000	Non Liquid Assets (See Note 2)	$4,500,000
Total Assets	$	3,950,000	Total Assets	$10,300,000
Liabilities	$		Liabilities	$2,500,000
Shareholder's Equity	$	3,950,000	Shareholder's Equity	$7,800,000

Note 1: This is the estimated amount of cash after expending approximately $400,000 of cash in keeping the Company going for 12 months if the resolutions are not passed.

Note 2: Non Liquid assets include all tangible assets other than cash such as plant & equipment, estimated to be $2,000,000, accounts receivable, estimated to be $500,000, and intangible assets such as goodwill.

Impact of passing the Resolution

ASX has informed Avastra that shareholder approval and compliance with Chapters 1 and 2 of the Listing Rules is required.

Amongst other things, the provisions of Chapters 1 and 2 of the Listing Rules require the Company to undertake or comply with the following:

1. subject to any exemptions granted by the ASX, any new share issues must be made at a minimum of $0.20 cents per share in order to raise additional working capital and any options must have an exercise price of no less than $0.20 cents per share;

2. obtain the requisite shareholder spread – at least 400 shareholders each with a parcel of shares in the Company worth $2,000;

3. prepare a full form prospectus which will be in accordance with the provisions of the Corporations Act 2001; and

4. satisfy either of the tests set down in the Listing Rules in relation to the Company's profitability or the Company's asset value.

If Resolution 1 is passed, trading in the Company's securities will be suspended until such time as the Company has satisfied the requirements of Chapters 1 and 2 of the Listing Rules and ASX has advised it is satisfied that the Company has complied with any pre-conditions the ASX has required be met.

In order to satisfy the requirements of the Listing Rules, Avastra may have to undertake a consolidation of its capital in order to meet the minimum share price requirement. If, at the date of the EGM Avastra does not satisfy the requirements of Chapters 1 and 2 of the Listing Rules, under Resolution 5 Avastra proposes to consolidate its capital on a 3 for 2 basis (i.e. every 3 Avastra shares at the time will be consolidated into 2 Avastra shares, with entitlements to Avastra shares following the consolidation rounded up to the nearest whole Avastra share, and the number of existing options will be adjusted in accordance with the ASX Listing Rules but the exercise price of options issued pursuant to resolutions passed at this EGM will remain at $0.20).

Further, if at the date of the EGM Avastra does not satisfy the requirements of Chapters 1 and 2 of the Listing Rules, it is the directors' intention to issue a full form prospectus as soon as possible after the EGM to obtain the requisite shareholder spread if the ASX has not provided a waiver to the requirements listed in Chapters 1 and 2 of the ASX Listing Rules.

Impact of not passing the Resolution

If the Resolution does not pass, it is expected that Avastra will:

(a) for a reasonable time, look for other opportunities for investment; and then

(b) return remaining cash to shareholders on a pro-rata basis.

Recommendation of the Directors – Resolution 1

The Company's directors (other than Michael Dalsin and Roger Greene who have elected not to give an opinion) are of the opinion that the proposed transactions are in the best interests of the Company and its shareholders and accordingly recommend that shareholders vote in favour of Resolution 1.

Michael Dalsin and Roger Greene, both directors of the Company and Montgomery Pacific Group LLC and Stanmore Capital Partners LLC have an interest in the outcome of this vote and as such any shares held by Michael Dalsin, Roger Greene, Stanmore Capital Partners LLC and Montgomery Pacific Group LLC will not be counted for voting purposes on this Resolution.

Resolution 2 – Issue exceeding limits imposed by Listing Rule 7.1

ASX Listing Rule 7.1 provides that a company must not, subject to certain exceptions, issue during any 12 month period any equity securities if the number of securities exceeds the number determined by the formula in the Listing Rule, which is approximately 15% of the number of securities in the same class on issue at the commencement of that 12 month period.

The exceptions to this rule permit certain issues of a company's shares not to be included in calculating the 15% threshold. One exception is where the issue is approved by shareholders in a general meeting. Pursuant to this exception the directors are seeking the approval of shareholders to make the issues set out in Resolution 2 on or before 3 months from the date of this EGM up to a maximum of 12 million fully paid ordinary shares.

For the requirements of Listing Rule 7.3 the following additional information is provided:

1. The maximum number of shares the Company will issue is 12 million (8,000,000 on a post conversion basis) at an issue price of $0.20. Shareholders should note that the issue price will remain at 20 cents whether or not consolidation occurs;
2. The shares will be issued and allotted no later than three months after the date of the EGM (or such later date to the extent permitted by any ASX waiver or modification of the ASX Listing Rules);
3. The shares will be issued and allotted to sophisticated investors, institutional investors and wholesale investors at the discretion of the directors;
4. The shares to be issued are ordinary fully paid shares which will be issued on the same terms and conditions as the shares currently on issue by the Company; and
5. The funds raised from the issue of the shares will be used to raise capital to build the Company's balance sheet, conduct further acquisitions, open new sleep centres, hire management and build infrastructure.

In order to achieve the management's plan to make multiple acquisitions, it is important to have a strong cash position for the following reasons:

1. To be in a position to make multiple profitable acquisitions concurrently.
2. To acquire centres that are already profitable, the Company must be capable of paying a multiple of earnings. Even if the entire payment is not required at close, owners of profitable centres will expect the Company to have a balance sheet demonstrating the ability (a) to make all earn out payments over time, and (b) the ability to acquire more centres.
3. To be able to make initial payments for profitable centres primarily in cash while the share price is relatively low, instead of paying private owners in shares that are very likely to appreciate over time.
4. To take advantage of favourable pricing in this highly fragmented and undercapitalised market without contingent financing.
5. To be able to act quickly with acquisitions if a profitable target is in a strategically important location.
6. A strong cash position is important for a potential seller's interest, particularly if the sellers are to consider accepting earn-out payments in cash or to accept ordinary shares in the Company in exchange for the sale of their company.

7. Large institutional investors have indicated a long term capital commitment for the Company enabling the management team to reach their plan for a nationwide footprint.

8. To attract and retain a strong management team, the Company must satisfy the management team that a plan for multiple profitable acquisitions can be achieved without contingent financing.

9. Show a strong balance sheet to attract potential acquisition targets.

10. A strong cash position will enable the Company's advisors to negotiate in confidence that funds can be sourced from reliable and well funded investors, such as institutional investors, rather than from retail or small existing shareholders.

Recommendation of the Directors – Resolution 2

Each of the directors is of the opinion that the proposal is in the best interests of the Company and its shareholders and accordingly recommend that shareholders vote in favour of Resolution 2.

Resolution 3 – Issue of shares to Queensland Investment Corporation Limited – subsequent approval pursuant to Listing Rule 7.4

ASX Listing Rule 7.1 provides that a company must not, subject to certain exceptions, issue during any 12 month period any equity securities if the number of securities exceeds 15% of the number of securities in the same class on issue at the commencement of that 12 month period.

Directors are seeking the subsequent approval of shareholders under Listing Rule 7.4 of the Board's decision to issue of 1,857,138 fully paid ordinary shares in the Company to Queensland Investment Corporation Limited.

In accordance with Listing Rule 7.5 the Board notes that:

1. The number of shares the Company issued was 1,857,138;

2. The shares were allotted on 16 March 2006;

3. The shares where issued at a price of $0.16;

4. The shares are ordinary fully paid shares which were issued on the same terms and conditions as the ordinary shares currently on issue and

5. The funds raised from the issue of the shares were used to increase the Company's working capital.

The number of shares issued to the Queensland Investment Corporation represents fifteen percent (15%) of the Company's issued share capital. By asking the shareholders to grant subsequent approval to the issue of these shares to the Queensland Investment Corporation, the Company is then able to issue further shares to other parties. This means that the directors will be able to issue shares in the Company up to 15% of the issued capital as part of acquisition funding for any centres approved to be acquired by shareholders under Resolution 1.

Recommendation of the Directors – Resolution 3

Each of the directors are of the opinion that the proposal is in the best interests of the Company and its shareholders and accordingly recommend that shareholders vote in favour of Resolution 3.

EXPLANATORY MEMORANDUM

Resolution 4 – Issue of shares to New Millennium Fund

It is proposed that the Company issue 2.5 million shares (1,666,667 on a post-consolidation basis) to the New Millennium Fund ("the Fund") within one (1) month of the EGM.

Greg Fagan is a shareholder in the Fund, and Guy Aird is related to parties who have invested in the Fund, and consequently make no recommendation on this resolution. Roger Greene and Michael Dalsin may also benefit financially from approval of this resolution and consequently make no recommendation on this resolution.

The shares will be issued at an issue price of $0.20. The funds will be added to the balance sheet of the Company, and are needed for the same reasons as those set forth in response to Resolution 2.

The Company needs the backing of a major institutional investor that is likely to be a long-term investor. In order to maintain a flexible capital structure, the New Millennium Fund investment will not be counted against the 15% limit in issuing new shares if this issue is approved by shareholders.

Recommendation of the Directors – Resolution 4

George Steinfels, as the only director without any association with the Fund, is of the opinion that the proposal is in the best interests of the Company and its shareholders and accordingly recommends that shareholders vote in favour of Resolution 4

Resolution 5 – Share consolidation

This Resolution will only be required if at the date of the EGM the Company does not meet the requirements of Chapters 1 and 2 of the Listing Rules in relation to the minimum issue price per share.

Background

Section 254H of the Corporations Act enables a company to convert all or any of its shares into a smaller number of shares by a Resolution passed at a general meeting. The Listing Rules also require that the number of options on issue be consolidated in the same ratio as the ordinary capital and the exercise price be amended in inverse proportion to that ratio.

The Company proposes to consolidate its issued shares and options on a three for two basis. The consolidation will only become effective if at the date of the EGM the Company does not meet the requirements of Chapters 1 and 2 of the Listing Rules. It is proposed to implement the Consolidation at the Consolidation Record Time. The Consolidation is proposed in order to meet any requirements under Chapters 1 and 2 of the ASX Listing Rules.

The Consolidation Record Time will be 4.00pm (Sydney time) on the date which is five business days after ASX has been notified of the consolidation. As the Company expects to advise ASX on the same day as the EGM if the consolidation proceeds, the Consolidation Record Date is expected to be 5th September, 2006. The Consolidation Record Time will be confirmed by the Company through an ASX announcement as soon as possible after the meeting.

Effect of Consolidation

The effect of the Consolidation, if Resolution 5 is passed, is that every 3 existing shares will be consolidated into 2 shares and every 3 existing options will be consolidated into 2 options. In addition, the exercise price of each option will be multiplied by a factor of 1.5.

Immediately after the Consolidation, each shareholder will still hold the same proportion of the Company's share capital and the net assets as before the Consolidation. The current rights attaching to the shares and options will not be affected.

The Consolidation will result in any shareholder whose holding of shares or options at the Consolidation Record Time is not a whole multiple of 3 receiving a fraction of a security. These fractional entitlements will be rounded up to the nearest whole number.

It is expected that, following the Consolidation, the price for each share in the Company on recommencement of trading on ASX will increase to 1.5 times the price prior to suspension of the shares. However, the extent of this increase in price will depend on the market for the shares.

Holding statements and taxation

As from the Consolidation Record Time, the Company will dispatch a notice to shareholders and the holders of options advising them of the number of shares and options held by each shareholder and holder of options (as the case may be) both before and after the Consolidation. The Company will also arrange for new holding statements to be issued to Shareholders and holders of options.

It is not considered that there will be any taxation consequences for shareholders arising from the Consolidation. However, shareholders are advised to seek their own tax advice on the effect of the Consolidation and none of the Company, the Company's directors or the Company's advisers accepts any responsibility for any individual shareholders consequences of the Consolidation.

EXPLANATORY MEMORANDUM

Recommendation of the Directors – Resolution 5

In the event the shares trade below $0.20 per share, the Consolidation of shares is necessary to help meet the ASX listing requirements.

Each of the directors is of the opinion that the proposal is in the best interests of the Company and its shareholders and accordingly recommends that shareholders vote in favour of Resolution 5 in order to help the Company meet its listing requirements under Chapters 1 and 2 of the ASX Listing Rules.

EXPLANATORY MEMORANDUM

Resolution 6 – Issue of shares to Directors for Past Work in Absence of a Permanent Managing Director

Listing Rule 10.11 provides that a company must not issue or agree to issue securities to a related party without obtaining the approval of shareholders. It is proposed that the Company issue to:

1. Greg Fagan (director and chairman) 250,000 free options to acquire 250,000 ordinary shares (166,667 on a post consolidation basis) in part consideration for services Mr Fagan has rendered to the Company;

2. Guy Aird (director of the Company) 150,000 free options to acquire 150,000 ordinary shares (100,000 on a post consolidation basis) in part consideration for services Mr Aird has rendered to the Company;

3. George Steinfels (director of the Company) 50,000 free options to acquire 50,000 ordinary shares (33,334 on a post consolidation basis) in part consideration for services Dr. Steinfels has rendered to the Company;

4. Michael Dalsin (director of the Company) 1,000,000 free options to acquire 1,000,000 ordinary shares (666,667 on a post consolidation basis) in part consideration for services Mr Dalsin has rendered to the Company; and

5. Roger Greene (director of the Company) 1,000,000 free options to acquire 1,000,000 ordinary shares (666,667 on a post consolidation basis) in part consideration for services Mr Greene has rendered to the Company,

by a date which is not be more than one (1) month after the EGM.

Shareholders should note that there will be no cash consideration upon the exercise of the options and consequent issue of the shares as they will be issued as part consideration for services rendered by the directors.

The above directors have played multiple roles and provided greater than expected offering of services in the absence of a managing director.

During the past year, the breadth and capabilities of Avastra's management team has been limited. Due to this situation, Mr. Fagan's skill sets have been augmenting Avastra's internal management, thus providing services above and beyond that normally expected by a non-executive chairman.

Mr Aird and Dr. Steinfels have also provided services above and beyond that normally expected of non-executive directors.

The services in addition to those expected of a non executive director provided provided by Messrs Dalsin and Greene include research into the sleep market in the United States and other markets; identification of qualified targets; negotiation of non-disclosure agreements; identification and recruitment of potential managers; negotiations with potential sellers; analysis of potential targets; due diligence; and, communications with potential partners involved in the sleep industry, but not currently providing diagnostic services.

The options, if granted to each of Messrs Fagan, Aird, Dalsin and Greene and Dr. Steinfels, are exercisable by the persons entitled to them not later than one (1) month after the date of issue ("the exercise period"). If the options have not been exercised by the end of the exercise period, they will expire.

In considering the recommendation to shareholders each proposed recipient of the options recused himself from the board's deliberations and voting. Remaining board members consider the proposed remuneration in part consideration of the additional services provided by each director to be reasonable having regard to the Company's circumstances and to the services provided by that

director. In the circumstances the non-recipient directors recommend to shareholders that the options be granted in accordance with the proposed resolution.

GLOSSARY

ASX	means Australian Stock Exchange Limited ACN 008 624 691;
Avastra or the Company	means Avastra Limited ACN 094 446 803;
Board	means the board of directors of the Company;
Consolidation	means the consolidation of the Company's shares as contemplated in Resolution 5;
CPAP	means a Continuous Positive Airway Pressure device;
EBITDA	means earnings before interest, tax, depreciation and amortisation;
EGM	means the extraordinary general meeting of the Company to which this Notice of Extraordinary General Meeting and Explanatory Memorandum relate to be held on 29th August, 2006;
Listing Rule/s	means ASX Listing Rules;
Private Placement	means the issue and allotment of shares in the Company to individuals or entities in accordance with the Reolsutions passed at this EGM or otherwise in accordance with the Lisitng Rules and which is not an issue and allotment which would require disclosure pursuant to the Corporations Act;
Proxy Form	means the proxy form attached to this Notice of Extraordinary General Meeting;
Resolution/s	means the resolutions numbered 1 to 6 as set out in this Notice of Extraordinary General Meeting;
Risk Factors	means the risk factors identified in the Business Plan on page 23 of the Explanatory Memorandum; and
VWAP	means the volume weighted average price of a share.

Attachment A

Summary of Business Plan

Business Proposition

Own a nationwide (USA) network of sleep diagnostic centres, also known as sleep test laboratories (LABS) through acquisition of current labs or building new labs in underserved geographic areas.

The General Market Description - Sleep disorders for humans

Market Geography: United States of America

Sleep medicine is an emerging and expanding field. In the past 25 years, a great deal of progress has been made in testing and treating sleep disorders. There has been an increase in the commercial introduction of products to test and treat Sleep Disorder Breathing (SDB).

There is now widespread medical recognition of SDB and its impact on the physical and mental health of the individual. Current market trends show a 16% growth in sleep testing beds and a greater than 20% growth in treatment modalities associated with this field.

Medical literature indicates excessive sleepiness and fatigue caused by SDB is a major factor in industrial injuries, auto accidents, and lost productivity. Loss of sleep has been shown to negatively impact the population more than alcohol and drug abuse. Recent literature now connects SDB with stroke, hypertension, psychiatric disorders, heart attack, and impotence.

Currently 70 million individuals in the US suffer from sleep disorders. Approximately 60% are chronic and require medical intervention. The most prevalent disorder is insomnia followed by sleep apnoea. It is estimated that sleep apnoea affects approximately 20 million people in the US including children. Current estimates suggest that sleep disorders will affect 80 million individuals in the US by 2010 and will increase to 100 million individuals by 2050.

Other startling statistics concerning sleep disorders include the following: it is estimated that 25% of American children ages 1 through 5 have sleep disturbance; about 250,000 people suffer from narcolepsy; more than 50% of Americans age 65 and older have a sleep disorder; disturbed sleep is one of the most frequently cited issues by caretakers for the Institution for Older Americans. Current methods of testing and treating sleep disorders are only reaching 5% of the population.

The Medical community has also linked sleep disorders to other health problems. However, Obstructive Sleep Apnoea ("OSA"), as well as other sleep disorders, are still a growing problem across the world, and in the United States.

A large and growing problem - sleep disorder facts

(a) The number of physician office visits in the US for sleep apnea, insomnia, restless leg syndrome, narcolepsy, and other major sleep disorders increased from 1,046,927 in 1990 to 6,216,000 in 2001. This is approximately a 493% increase in physician visits due to sleep disorders.

(b) The National Heart, Lung, and Blood Institute ("NHLBI"), a United States Government agency, estimates that sleep disorders add $15.9 billion dollars to the national healthcare bill. This estimate does not include the cost of accidents, loss of work, or other effects of this issue.

(c) Sleep apnea prevalence increases with age and/or obesity, according to a number of research articles. More than 50% of Americans age 65 and older have a sleep disorder.

(d) Current estimates suggest that sleep disorders will affect 30 million individuals in the US by 2010. At present, only a small percentage of the affected population has been tested or received treatment.

(e) Approximately 60% of the disorders are chronic and require medical intervention. The most prevalent disorder is insomnia followed by obstructive sleep apnea (OSA). Insurance companies typically require a sleep study for an OSA treatment.

(f) It is estimated that sleep apnea affects approximately 20 million people in the US including children. It is estimated that 25% of American children ages 1 through 5 have sleep disturbance.

Diagnosing Sleep Disorders

Generally, an individual seeking treatment for the symptoms of OSA is referred by a general practitioner to a specialist for further evaluation. The diagnosis of OSA typically requires monitoring the patient during sleep. During overnight testing, respiratory parameters and sleep patterns may be monitored, along with other vital signs such as heart rate and blood oxygen levels. These tests allow sleep clinicians to detect any sleep disturbances such as apnoeas, hypopnoeas or subconscious awakenings. The primary method for diagnosing OSA at present is to have the patient undergo a sleep study, known as polysomnography. In the United States, in order to have Medicare or private insurance companies reimburse a patient for a CPAP, a polysomnograph must take place at an accredited sleep test laboratory. Each sleep test requires a bed and a one night stay at a centre.

Current Market for Sleep Test Laboratories

The demand-side of this market is strong and growing in the United States. The total market size (for sleep test centres) in 2005 was approximately 2 billion dollars in the United States. This figure is set to grow about 20% in 2006. It is estimated that less than 20% of the affected population is being diagnosed.

According to an independent study by Wachovia Bank, on average, sleep centres report 21% growth in beds over the past 12 months. It is estimated that there were only 100 sleep test labs in 1985. Respondents expect the number of beds to increase 31% over the next 12 months. Results support our 20% + obstructive sleep apnoea (OSA) market growth forecast through 2007. Only 40% of patients that receive sleep test are prescribed a CPAP device. The conclusion is that sleep diagnostic services (sleep tests) are growing at twice the rate of sleep therapeutic sales.

The strong demand is being served by very small, operator-owned businesses. There are currently over 3750 sleep test labs. Approximately 1100 of the total are "freestanding", meaning they are not connected or owned, by a doctor or hospital. Between 800 and 850 are connected or owned by hospitals. Just under 1000 are connected to physician groups.

These numbers reveal that the supply-side market which is very fragmented. Generally, this results in long backlogs for patients seeking diagnosis. There is an average 21-day backlog to get a sleep test nationally, with some areas averaging up to 180 days. This is one of the key drivers for the business opportunity.

In a survey of 3,700 centres in the US the average centre has four beds. The average revenue per centre is approximately $500,000 per year. The average reimbursement for a sleep test is $650.

Market Interrelation

This supply-side market fragmentation is a "weak link" in the supply chain to deliver sleep therapeutics to patients. The opportunity exists for a national player to consolidate and organise this portion of the

market. This player must have knowledge and relationships with the other market providers in the supply chain to succeed.

This market interrelation is both tense and cooperative. The interrelationship of the supply chain is one key to understanding the business opportunity.

The patient is the ultimate user of the diagnostic services and the therapeutic device.

However, in order for the patient to "buy" diagnostic services, four significant parties play a major role.

The first is the medical insurance entity, whether private or public. This is referred to as the payor. This entity often restricts where a patient may be diagnosed and what type device or therapeutic solution is available.

The second is the doctor. In every instance, the doctor will first send the patient to a lab for diagnosis and then prescribe the therapeutic for the patient.

While the patient may be referred by a number of market players, the sleep centre is paid by the insurer (or payor) for the services provided to the patient.

The third player is the CPAP manufacturer. These companies (Respironics and ResMed) market directly to consumers and doctors and can refer patients to "friendly" sleep labs.

The fourth player is the durable medical equipment ("DME") provider. These companies (Apria (the largest) and Rotech are two of the largest in the US at $1.5B and $1B in sales respectively), handle the fitting, delivery, and reimbursement aspects of the CPAP device. They, too, act as a referral source to sleep centres.

This is a basic graph of the events and payments that define the total market process.

There is a natural tension between the insurer who strives to save costs and the doctor who wishes to ensure quality. In some cases, the insurer may force the patient to visit a certain sleep centre. In other cases, the doctor may be the deciding factor in which sleep centre the patient is diagnosed. In every case, the CPAP maker will look to influence doctors, patients, and insurers to prescribe their device.

PATIENT **EXPERIENCE** - The patient needs a comfortable atmosphere that imitates the home environment

PRODUCT PROVIDERS	PAYOR	REFERRAL GROUP
ResMed – CPAP maker	Insurance company	Pulmonologist
Apria - Equip. distributor.	Medicare	General Physician
INFLUENCE	**COST SAVINGS**	**QUALITY**
These are billion dollar companies. Their motivation is to sell CPAP devices ($1200). Typically a diagnosis and prescription are needed for payment. In order to comply with government billing regulations, they generally do not own centers. They believe "customer buy decisions" can be influenced from the sleep test laboratory.	These entities strive to save money on the entire process while insuring accurate diagnoses. Currently, they have no national sleep test laboratory with which to contract for discounts. An incorrect diagnosis results in the unnecessary purchase of a CPAP or more importantly, fails to discover a more severe health issue	These are independent doctor's offices or regional hospitals. Their main goal is to provide correct solutions to their patient's problems. They generally will not prescribe a solution without a diagnostic test. They want to make sure their patient is properly diagnosed with high quality clinical data. The insurance company can also influence referral decision.

Analysis of the Interrelation – Sleep Centres, the weakest link

The state of the interrelation between these parties is one of the key drivers behind the business plan. There are five main players in the market:

1. Insurers. There are a handful of multi-billion dollar companies in this space.

2. Doctors. Although there are thousands of doctors, they often act in large "silos". This term is well known in the US healthcare market. Cardiology, pulmonology, and endocrinology are "silos" that currently refer most of the patients to sleep labs. Although general practitioners are the fastest growing "silo" to refer patients to centres.

3. Manufacturers. There are only two multi-billion dollar companies that comprise over 80% of the market, ResMed and Respironics. The management team has a relationship with senior management of both companies.

4. DME's – There are three multi-billion dollar companies that control 25% of the market, Apria, Lincare, and Rotech. The management team has a relationship with senior management of these companies.

5. Sleep centres. The largest sleep centre group has less than 100 centres in the northeast. The second largest has less than 5,050 centres. There are over 750 centres that are individually owned and operated.

One can easily conclude that of the five players in the market, only one is highly fragmented. This fragmentation, along with a growing market, is key driver for moving into this market.

The management team understands and has experience with the underlying goals of each of these market providers. A key advantage the Company has is this knowledge and these relationships. Because the market interrelationship is intense, trust and relationships are keys to profitably in navigating the market. Currently, ResMed, Respironics, Apria, nor Rotech has a central relationship with a sleep centre group.

Each provider group suffers from market fragmentation:

1. Insurers - In discussions with leaders of a number of US health insurance companies, they claim CPAP and sleep diagnostics account for one the fastest growing expenditures. In direct conversations with a major health insurer in the US), they noted that an organised approach to the diagnostic expenditures in sleep is difficult as there is not market leader. They prefer a standardised cost system, but cannot do so easily without a market leader. When a market leader is large enough, it can implement a standardised protocol, reporting and billing system that can make an impact on cost savings.

2. Doctors – In discussion with dozens of pulmonologists and cardiologists, they expressed a concern for quality across centres. Accreditation standards are weak and data from sleep centres is often incomplete or difficult for these doctors to interpret.

3. Manufacturers – In discussions with senior executives at both Respironics and ResMed, both companies expressed a simple frustration. A backlog in diagnosis slows down therapeutic sales. Their interests are served by more beds and a market leader that may have influence on "buy" decisions.

The Plan

Overview

The central theme of the plan is acquisition of current centres. This plan can be acquisition driven because of the rich field of targets in a fragmented market. There are over 1,100 "stand alone" centres in the United States. The majority of these are owned and operated individually. Additionally, there are few, if any, "large" centre companies that would compete for acquisitions. Currently, there are approximately 25 organisations with more than 4 centres and less than a dozen with more than 10 centres.

Further, because of issues with liquidity and undercapitalisation, initial market feedback is that these companies can be acquired on very favourable terms.

Cost Savings:

Once the centres are acquired, certain systems can be centralised and costs can be saved by attaining scale. One method of savings is through effective systems integration. The current management understands how to make information flow and billing more efficient using information systems. Mr. Suda, as Chief Information Officer for Apria, implemented a highly efficient system for billing insurers resulting in a 14-day payment turn around. His vision is to standardise the diagnostic process and increase data flow to all related parties via technology.

Revenue Enhancement:

The most compelling advantage in acquiring a critical mass of centres around the country lies with the marketing and sales potential for the Company. The relationships the current management team has with insurers, manufacturers, and physician groups can be tapped to gain revenue, so long as the Company offers a high quality, cost-effective service. Lowering transaction costs to other providers and insuring a quality test will differentiate the Company from the smaller, less capitalised and less professional competitors.

Management Team:

The chief executive officer will be George Suda. Most recently executive vice president of Apria (12 years), he has a vast knowledge of the healthcare market in the United States and understands the sleep market intimately. Mr. Suda led the integration of over 200 acquisitions by Apria in the durable

medical equipment service provider market. This market is very similar to the sleep market in that the acquisitions were small and often owner-operated.

The leader will be augmented with a lawyer/banker team who will handle the acquisitions and capital raisings (Roger Greene and Michael Dalsin).

Risks Factors

Low Barriers to Entry

An important point about this business is that few sustainable barriers of entry exist. Further, very little capital is needed to start a sleep centre ($100,000 for a two-bed centre).

Ability to Attract and Retain Competent Management and Raise Capital

One way this plan addresses the low barriers to entry is the reliance upon:

(a) relationships in the industry; and

(b) the availability of capital.

In this business, more than others, the typical caution that a loss of management is particularly apt, because relationships and expertise are crucial. These relationships are the mechanism for certain key portions of this plan, including cost savings on equipment, the ability to forge relationships with device manufacturers, obtain referrals from DME companies, and enter into contracts with major insurance companies. Therefore, the ability to attract and retain top management, particularly those parties who are accustomed to much higher salaries, is a material risk. In the absence of the ability to attract and retain such management, the business may have few other competitive advantages and may not be viable. The institutional capital interested in this transaction obviously understands the importance of relationships in the health care market generally, and in sleep, DME and insurance markets in particular. Therefore, without management, capital financing for the plan may not be available. In this plan, that risk has been addressed through a share incentive plan. To attract and retain competent and skilled managers, the Company expects that it will have to offer, subject to shareholder approval, an attractive plan to offer managers an opportunity to acquire shares or options in the Company. Managers may not make long term commitments to the Company until such a plan is in place.

The plan contemplates the ability to raise additional capital. While the businesses acquired and built are anticipated to generate positive cash flow, it will not be sufficient to achieve the growth contemplated without additional fundraising. The inability of the Company to raise capital will adversely affect the ability of the Company to expand in accordance with this plan.

Reimbursement

Sleep centres receive the vast majority of their revenue from public or private insurance programs. A change in rates of reimbursement, or the elimination of reimbursement, will have an adverse affect upon the business. The Company should anticipate that insurance providers will continually attempt to reduce reimbursement rates. Reimbursement rates will vary from state to state, and by insurance carrier.

Technological Change

A dramatic technological discovery in the treatment of sleep disorders could have a material adverse effect upon the Company. At present, the sleep test is required to determine the nature of the sleep disorder, and to determine whether a device should be prescribed. A change in the treatment of sleep

disorders, or a change in the method or need to test patients prior to prescribing treatment, could have a negative adverse effect upon the Company.

Government and other Regulation

The healthcare market is highly regulated in the United States. Changes in government regulations could affect reimbursement, as well as barriers to entry. Current regulations, for example, would make it difficult for device manufacturers to conduct sleep tests. Changes in regulations could change the competitive landscape.

Sleep test centres are a relatively young business in the United States, and there is also the possibility that physicians, insurance companies or other parties require certain levels of accreditation from public or private associations. These requirements may raise barriers to entry, but also raise operational costs.

Currency Risk

Other risks include foreign currency risk. The primary source of revenue and profits for this business will be in the US Dollar, and an Australian owner may find that changes in the value of US currency may adversely affect the value of the asset in Australian dollars.

ASX
AUSTRALIAN STOCK EXCHANGE

MARKET RELEASE

5 July 2006

Avastra Limited

REINSTATEMENT TO OFFICIAL QUOTATION

The suspension of trading in the securities of Avastra Limited (the "Company") will be lifted immediately, following receipt of an announcement by the Company providing details of the proposed acquisition of two established sleep diagnostic centres and the Company's proposed change of activities into the sleep diagnostic industry.

Security Code: AVS

Johnathon Matthews
Adviser, Issuers (Sydney)

ASX
AUSTRALIAN STOCK EXCHANGE

MARKET RELEASE

5 July 2006

Avastra Limited

REINSTATEMENT TO OFFICIAL QUOTATION

The suspension of trading in the securities of Avastra Limited (the "Company") will be lifted immediately, following receipt of an announcement by the Company providing details of the proposed acquisition of two established sleep diagnostic centres and the Company's proposed change of activities into the sleep diagnostic industry.

Security Code: AVS

Johnathon Matthews
<u>Adviser, Issuers (Sydney)</u>

AVASTRA

04 July 2006

AVS: Avastra announces the Initial steps in its acquisition plan to be a prominent player in the US Sleep Centre market

Sleep Centres

Montgomery Pacific investigated a number of different areas for possible acquisitions by the Company before highlighting sleep diagnostic centres as a specific target area for the Company.

Avastra will be seeking shareholder approval for a series of resolutions which will start the company on a path to become a leader in the sleep diagnostic services (known as 'sleep centres") market in the United States. The company plans to acquire established, profitable sleep centres across the United States. According to a recent Wachovia Bank survey, the multi-billion dollar sleep diagnostic services market in the United States had 2005 annual growth in excess of 20%, and is projected to grow at 30% over the next 12 months. In order for insurance companies to reimburse a patient for a sleep therapeutic device, such as a CPAP, a sleep diagnostic test is required. Currently, the market is highly fragmented with no dominant nationwide company in the diagnostic services market.

Sleep centres, which diagnose sleep disorders such as insomnia and sleep apnoea, are a growing industry. For example there are over 3,700 sleep centres in the United States. The directors are of the view that a change in the business of the Company to enable the Company to pursue this market will be of benefit to shareholders.

In accordance with the requirements of the Listing Rules, the directors will be convening an extraordinary general meeting ("EGM") to seek shareholder approval to a change in the nature and scale of the Company's activities.

Proposed change of activities

The directors anticipate being able to acquire many profitable sleep centres in the United States (these would have at least a two year operating history).

The Company has prepared a business plan which will take effect in the event the shareholders vote in favour of this Resolution. A full summary of the business plan will be attached to the explanatory memorandum which will accompany the notice of the EGM. A general summary of the main points of the business plan follows:

1. **Strong and growing market for sleep disorder diagnosis**

   Currently 70 million individuals in the United States suffer from sleep disorders. Approximately 60% are chronic and require medical intervention. The number of physician office visits in the United States for major sleep disorders increased from 1,046,927 in 1990 to 6,216,000 in 2001. This is approximately a 493% increase. There is an average 21-day backlog to get a sleep test nationally, with some areas averaging up to 180 days.

2. **Diagnosis is a pre-requisite for insurance reimbursement (in the USA) for treatment**

In the United States, in order to have Medicare or private insurance companies reimburse a patient for sleep disorder treatment, a polysomnograph must take place at an accredited sleep test laboratory. Each sleep test requires a bed and a one night stay at a centre. A centre charges between $500 and $1000 per test.

3. **The sleep centre market is highly fragmented with no nationwide leader**

There are over 1100 stand-alone centres in the United States. The majority of these are owned and operated individually. Additionally, there are few, if any, "large" centre companies that would compete for acquisitions. The plan is to acquire enough centres to have a leading market share and nationwide position in the marketplace.

4. **Strong economic relationships with manufacturers, insurance companies and other market players can enhance performance**

This supply-side market fragmentation is a "weak link" in the supply chain to deliver sleep therapeutics to patients. The opportunity exists for a national player to consolidate and organise this portion of the market. This player must have knowledge and relationships with the other market providers in the supply chain to succeed.

5. **Cost savings and revenue enhancement opportunities through combination**

The most compelling advantage to acquiring a critical mass of centres around the country lies with the marketing and sales potential for the Company. The relationships the current management team has with insurers, manufacturers, and physician groups can be tapped to gain revenue, so long as the Company offers a high quality, cost-effective service. Lowering transaction costs to the market and insuring a quality test will differentiate the Company from the smaller, less capitalised and less professional competitors. Once the centres are acquired, certain systems can be centralised and costs can be saved by attaining scale.

Acquisition Strategy and Initial Acquisitions

The Company plans to acquire multiple sleep centres in the United States, and develop a critical mass. The first step in a particular geographic region is that the Company will seek to acquire companies that have multiple centres that are attractively priced. After establishing a presence in a given geographic region, the Company may acquire single centre locations nearby or evaluate the possibility of opening new centres in the same area. In general, the Company will approach acquisitions with the philosophy that it should be able to acquire profitable private businesses with a price to earnings multiple that is below expected price to earnings multiples of a public company. The Company will then seek to enhance the profitability and performance of the acquired centres by using common marketing, billing, and administration to increase efficiency. At the same time, the Company will attempt to enhance sales through relationships with parties that can increase referrals to the centres.

Letters of Intent

The Company has executed two letters of intent. The first with a company in California and the other with a company operating sleep centres in Portland, Oregon and Salt Lake City, Utah. Each is subject to entry into formal purchase agreements upon the passing of the Resolution to change activities and completion by the Company of due diligence investigations.

While all transactions will be completed in USD, for the purposes of clarity all amounts referred to in this document have been converted to Australian dollars. The conversion has been made assuming a currency conversion rate of AUD$1.00 = US$0.75.

CSS Laboratories Inc.

CSS Laboratories Inc ("CSS Labs") owns and operates sleep disorder diagnostic centres in Roseville, Redding, Elk Grove and Folsom, California. CSS Labs has been in business three years, all of which have been represented to be profitable on an adjusted basis. CSS Labs reports revenues for the financial year ending 31 December 2005 as $2,625,000.00 CSS Labs represents after EBITDA net profits adjusted by adding back ownership draws and other expenses (including sole proprietor ownership benefits such as automobile allowances and entertainment expenses which in future years will not be charged as an expense) to be $500,000 for the financial year ending 31 December 2005.

In this transaction, the Company will acquire 100% of the units in CSS Labs for cash. The Company has agreed a consideration based upon an earn out performance which is estimated to be five times the above-mentioned 2005 adjusted after tax net profits, assuming the target operates at the same level of profitability in the next three years. The consideration is payable as to two times 2005 adjusted earnings on closure. Thereafter, the Company will pay one times actual adjusted earnings per year for three years provided that actual adjusted earnings in those years are within 10% of 2005 earnings. If adjusted earnings are below 90% of 2005 adjusted earnings, or above 110% of 2005 adjusted earnings, then the earn out payment shall be decreased or increased dollar for dollar by the amount of the variance.

It should be noted that the earn out may result in the purchase price of the centres being increased if the centres grow in profitability by:

(a) continuing to grow revenues as they have in the past, causing earnings to grow; or

(b) become more profitable by taking advantage of common billing and other savings resulting from consolidation with other centres acquired by the Company over time.

As part of the letter of intent it is intended that, the two principals of CSS Labs will enter into employment agreements with the Company each for a minimum of five (5) years. The final terms of any agreement between the parties are still subject to negotiation (and the passing of this Resolution) but as an indication each will include a base salary of $125,000 and a bonus and option plan. The agreements will also include a covenant not to compete with the Company for a period of five (5) years after completion of the acquisition.

The letter of intent is subject to conditions. One of these is that CSS Labs will not have any outstanding liabilities for borrowed money, capital leases and indebtedness to related parties. Another is that the Company receives all necessary governmental, regulatory, corporate, and financing approvals together with any third party consents to enter into the transaction.

Sleepwell Inc

In this transaction the Company is dealing with Sleepwell Laboratories Inc ("Sleepwell") which acts as the management entity for three United States based limited liability companies that together own six (6) sleep disorder diagnostic centres. The Company will acquire an entity that owns sleep centres in Portland and Salt Lake immediately. Those centres already operate on a profitable basis. The Company will also obtain an option to acquire companies that own two centres each in Houston and Phoenix. The Houston and Phoenix locations are newer, and have not yet achieved profitability. In accordance with the strategy of the Company to acquire profitable centres, the option gives the

Company the ability to lock in a purchase price structure once those centres achieve significant profitability.

The Sleepwell Portland-Salt Lake company, which will be acquired immediately, has been in business two years and represents that 2004 and 2005 were profitable. Sleepwell represents revenues in the financial year ending 31 December 2005 to be $3,306,250. Sleepwell represents that adjusted EBITDA for the same period was $337,500. Adjusted EBITDA is arrived at by adding back management fees which in future years will not be charged as an expense.

It is contemplated that the Company will acquire the first of the limited liability companies (Sleepwell Portland and Salt Lake) and obtain an option to acquire the other two limited liability companies (Sleepwell Houston and Sleepwell Phoenix – each own two (2) diagnostic sleep centres) together with an option to obtain rights to software systems owned by the Sleepwell labs.

The Company has agreed a consideration based upon an earn out performance which is estimated to be six times 2005 adjusted earnings before interest, tax, depreciation and amortisation (EBTIDA), assuming the target operates at the same level of profitability in the next three years. The consideration is payable as to three times 2005 adjusted EBITDA on closure. The first payment is 80% in cash and 20% in the Company's shares. For the purposes of valuing the Company's shares, 80% shall be valued at US$0.20 and 20% shall be valued at the 5-day VWAP in the week before completion. Note, however, that the transaction will be subject to the ASX being satisfied that the Company meets the requirements of Chapters 1 and 2 of the ASX Listing Rules. Thereafter, the Company will pay two times actual adjusted EBITDA in the first year after the close and one times actual adjusted EBITDA in the second year after the close. The earn out payments are to be made 50% in cash and 50% in the Company's shares. The Company's shares used to make the earn out payments are valued at the 30 day VWAP on the first and second anniversaries of the date of closure respectively.

It should be noted that the earn out may result in the purchase price of the centres being increased if the centres grow in profitability by:

(a) continuing to grow revenues as they have in the past, causing earnings to grow; or

(b) become more profitable by taking advantage of common billing and other savings resulting from consolidation with other centres acquired by the Company over time.

After the issue of all shares in consideration for the above transaction, it is estimated that Sleepwell will hold approximately 2.3% of the voting shares on issue in the Company.

Further, in return for payment of an option fee of $31,250 for each entity ($15,625 per centre), the Company will receive an option to purchase Sleepwell Houston and Phoenix within either three (3) years or within six (6) months of when those entities reach an adjusted earnings before interest, taxes, depreciation and amortisation rate of at least $312,500 per year. Any acquisition will be on the same terms and conditions as the acquisition of Sleepwell Portland – Salt Lake, with 40% of the total consideration as an upfront cash payment.

In consideration for payment of a licence fee of $123,000, Sleepwell will give the Company a perpetual licence to use its EMR software in any testing centre acquired from Sleepwell. If the Company wishes to use this software in a testing centre not acquired from Sleepwell, a further licence fee will be payable.

The letter of intent is subject to conditions. One of these is that the Sleepwell will not have any outstanding liabilities for borrowed money, capital leases, and indebtedness to related parties. Another is that the Company receives all necessary governmental, regulatory, corporate, and financing approvals together with any third party consents to enter into the transaction.

Private Placement to position the company for further acquisitions

In order to build Avastra's balance sheet and prepare for additional acquisitions, the Company will also seek shareholder approval to allow two placements of 12 million shares and 2.5 million shares to institutional and other qualified professional investors at $0.20 cents per share to raise $2.9 million. Full details of these proposed placements will be contained in the Notice of Meeting and accompanying Explanatory Memorandum to be sent to shareholders and put to them for approval at the proposed EGM.

Directors' Compensation and Executive Compensation Packages

It is also proposed to put resolutions to shareholders to provide compensation to directors for past services, for work performed by some of them outside the scope of their normal directors' duties and to provide incentives to senior executives. These will comprise 1.1 million options for past services, 450 options to directors Fagan, Aird and Steinfels for additional work and 1 million shares and 13 million options under a proposed senior executives' incentive compensation package.

Full details of these proposals will be contained in the Notice of Meeting and accompanying Explanatory Memorandum to be sent to shareholders and put to them for approval at the proposed EGM.

Terms of Appointment of Montgomery Pacific

In terms of a proposed arrangement with Montgomery Pacific Group Inc., an investment banking group associated with directors Greene and Dalsin, it will be paid a success fee if it successfully introduces investors for a private placement of shares, negotiates licensing arrangements for sleep centres and assists in analysing financial alternatives. Part of the success fee payable to it will be the issue of 500,000 shares in the Company.

Full details of this proposal will be contained in the Notice of Meeting and accompanying Explanatory Memorandum to be sent to shareholders and put to them for approval at the proposed EGM.

Financial position of the Company following the change in activities and passing of other proposed resolutions

Below is a table showing the capital structure of the Company at present and if the Resolutions are passed by shareholders at the EGM

CAPITAL STRUCTURE

PRESENT STRUCTURE	Capital Table	IF PROPOSED RESOLUTIONS ARE PASSED	Capital Table
Shares		**Shares**	
Current Shares	30,138,061	Current Shares	30,138,061
		Placement (Fund-raising)	14,500,000
		Issue shares (Executive Incentive)	1,000,000
		Issue shares (Sleepwell)	1,000,000
		Possible issue shares (Montgomery)	500,000
Sub-Total Shares	30,138,061	**Sub-Total Shares**	47,138,061
Options		**Options**	
Options	3,988,506	Options	3,988,506
		Options (Directors Compensation)	1,550,000
		Options (Executive Compensation)	13,000,000
Sub-Total Options	**3,988,506**	**Sub-Total Options**	**18,538,506**
Total Securities	**34,126,567**	**Total Securities**	**65,676,567**

Assuming both CSS Labs and Sleepwell are acquired, the Company could have revenues of $7,000,000 for the 12-month period following closure (this figure allows for growth given the total revenue figure for the two entities is $5,866,666 for the year ending December 2005). Estimated net profit for the same period based upon the two acquisitions is $550,000.

The following represents the best estimate of the Board on the pro forma balance sheet of the Company 12 months after the acquisitions. The pro forma should be read in conjunction with the Company's published financial information as at March 2006. As with all projections, however, there are risks that the results may not be achieved.

PRO FORMA BALANCE SHEETS 12 MONTHS AFTER EGM

IF PROPOSED RESOLUTIONS NOT PASSED		IF PROPOSED RESOLUTIONS PASSED	
	$		$
Cash (See Note 1)	3,450,000	Cash	5,800,000
Non Liquid Assets	500,000	Non Liquid Assets (See Note 2)	4,500,000
Total Assets	3,950,000	Total Assets	10,300,000
Liabilities		Liabilities	2,500,000
Shareholder's Equity	3,950,000	Shareholder's Equity	7,800,000

Notes

1. This is the estimated amount of cash after expending approximately $400,000 of cash in keeping the Company going for 12 months if the resolutions are not passed.
2. Non Liquid assets include all tangible assets other than cash such as plant & equipment, estimated to be $2,000,000, accounts receivable, estimated to be $500,000, and intangible assets such as goodwill;
3. Revenues assume projected growth of only the two companies identified as acquisitions in this Explanatory Memorandum;
4. Revenue projections do not include revenue from any other acquisition of sleep centre companies in the coming year even though management believes that it will find other suitable acquisition targets within the next twelve months;
5. Operating costs, being expenses deducted from revenues to produce the estimated net profit are based upon estimates provided by the two identified acquisitions in this Explanatory Memorandum.

.

Impact of passing the Resolution

If the proposed resolutions are passed Avastra will need to comply with Chapters 1 and 2 of the Listing Rules.

Amongst other things, the provisions of Chapters 1 and 2 of the Listing Rules require the Company to undertake or comply with the following:

1. any new share issues must be made at a minimum of $0.20 cents per share in order to raise additional working capital and any options must have an exercise price of no less than $0.20 cents per share;

2. obtain the requisite shareholder spread – at least 400 shareholders each with a parcel of shares in the Company worth $2,000;

3. prepare a full form prospectus which will be in accordance with the provisions of the Corporations Act 2001; and

4. satisfy either of the tests set down in the Listing Rules in relation to the Company's profitability or the Company's asset value.

If the proposed Resolution to change the nature and the scope of the Company's activities is passed, trading in the Company's securities will be suspended until such time as the Company has satisfied the requirements of Chapters 1 and 2 of the Listing Rules and ASX has advised it is satisfied that the Company has complied with any pre-conditions the ASX has required be met.

In order to satisfy the requirements of the Listing Rules, Avastra may have to undertake a consolidation of its capital in order to meet the minimum share price requirement. If, at the date of the EGM Avastra does not satisfy the minimum share price requirement a proposed Resolution will be put to shareholders to consolidate Avastra's capital on a 3 for 2 basis (i.e. every 3 Avastra shares at the time will be consolidated into 2 Avastra shares, with entitlements to Avastra shares following the consolidation rounded up to the nearest whole Avastra share, and the number of existing options will be adjusted in accordance with the ASX Listing Rules.

The Company will issue a full form prospectus as soon as possible after the EGM in order to comply with the requirements listed in Chapters 1 and 2 of the ASX Listing Rules.

BioWeld®

As previously announced to shareholders, the human trial of the BioWeld® Tube device was halted by the Company following a complication in the first human patient and some unexpected results in animal trials of the same device.

Following the cessation of human trials, and the consequent delay to the ultimate commercialisation of the BioWeld® Tube device, the Company has been reviewing its operations and methods of commercialisation on an ongoing basis. One of the results of this review is that the Board has decided that it is in the best interests of the Company to either licence the BioWeld® technology to a third party or to sell BioWeld® to a third party

Suspension of Trading

ASX will suspend trading in the Company's securities immediately upon this announcement being made but will lift the suspension if it is satisfied the announcement contains sufficient information to inform the market of the proposed new activities.

Estimated Timetable

Depending upon when the documents are lodge with the Australian Securities & Investments Commission, which has 14 days to review them, the Company expects to dispatch the EGM documents to shareholders during the week commencing 24 July 2006. If it is able to do so the EGM is likely to be held in the week commencing 28 August 2006.

If shareholders approve the change in activities at the EGM the shares will be suspended from trading from the time of the passing of the resolution until the company has complied with Chapters 1 and 2. If the company has a sufficient spread of shareholders it expects the shares to be re-instated for quotation within 2/3 weeks of the EGM. If it needs to obtain a spread this period will be more likely 4 weeks. The directors hope to keep the period of suspension to a minimum.

Yours faithfully,



Gregory D. Fagan
Chairman

ASX
AUSTRALIAN STOCK EXCHANGE

MARKET RELEASE

4 July 2006

Avastra Limited

SUSPENSION FROM OFFICIAL QUOTATION

The securities of Avastra Limited (the "Company") will be suspended from quotation immediately, following the announcement of the Company's proposed acquisition of two established sleep diagnostic centres.

Unless ASX decides otherwise, the Company's securities will be reinstated to quotation prior to the commencement of trading on Wednesday, 5 July 2006.

In accordance with ASX's requirements for compliance with Chapter 11 of the Listing Rules, if shareholders approve the transaction and the change of activities into the sleep diagnostic industry, it is expected that the Company's securities will be suspended from quotation immediately following such approval and will remain suspended until the Company has complied with Chapters 1 and 2 of the Listing Rules.

For further details, please refer to the Company's announcement today.

Security Code: AVS

Johnathon Matthews
Adviser, Issuers (Sydney)

PAUL RALPH
Suite 2
5 Roseberry Place
BALMAIN NSW 2041

Remove this top section if desired before framing

Certificate of Registration on Change of Name

CERTIFICATE

This is to certify that

ASTRAXIA LTD

Australian Company Number 094 446 803

did on the fourth day of November 2003 change its name to

AVASTRA LTD

Australian Company Number 094 446 803

The company is a public company.

The company is limited by shares.

The company is registered under the Corporations Act 2001 and is taken to be registered in New South Wales and the date of commencement of registration is the twelfth day of September, 2000.

Issued by the
Australian Securities and Investments Commission
on this fourth day of November, 2003.

David Knott
Chairman

CONSTITUTION

ASTRAVIA LIMITED

A.C.N. 094 446 803

TABLE OF CONTENTS

VOTES OF MEMBERS

APPOINTMENT AND REMOVAL OF DIRECTORS

REMUNERATION OF DIRECTORS

POWERS AND DUTIES OF DIRECTORS

PROCEEDINGS OF DIRECTORS

EXECUTIVE DIRECTORS

LOCAL MANAGEMENT

SECRETARY

SEALS

INSPECTION OF RECORDS

DECLARATION OF DIVIDENDS

CORPORATIONS LAW

COMPANY LIMITED BY SHARES

CONSTITUTION

ASTRAVIA LIMITED

A.C.N. 094 446 803

PRELIMINARY

1. DEFINITIONS AND INTERPRETATION

1.1 In this Constitution unless the context otherwise requires:

'ASX' means Australian Stock Exchange Limited ACN 008 624 691;

'Auditor' means the Company's auditor;

'Business Day' has the same meaning as in the Listing Rules;

'CHESS' has the same meaning as in chapter 21 of the SCH Business Rules;

'CHESS Holding' has the same meaning as in the SCH Business Rules;

'Company' means Astravia Limited A.C.N.

'Constitution' means the constitution of the Company as amended from time to time;

'Director' means a person appointed to the position of a director of the Company;

'Directors' means all or some of the Directors acting as a board;

'Dividend' includes bonus;

'Executive Director' has the meaning given by paragraph 73.1(c);

'Issuer Sponsored Holding' has the same meaning as in the SCH Business Rules;

'Listing Rules' means the Listing Rules of ASX and any other rules of ASX which are applicable while the Company is admitted to the Official List of the ASX, each as amended or replaced from time to time, except to the extent of any express written waiver by ASX.

'Managing Director' means a Director appointed as managing director under paragraph 73.1(a);

'Marketable Parcel' has the same meaning as in the ASX Business Rules;

'Member' means a person who is a member of the Company under the Corporations Law;

'Non-Executive Director' means a Director who is not an Executive Director;

'Non-Marketable Parcel' means a parcel of securities that is less than a Marketable Parcel;

'Office' means the Company's registered office,

'Proper SCH Transfer' has the same meaning as in the Corporations Law;

'Register' means the register of Members of the Company;

'Registered Address' means the last known address of a Member as noted in the Register;

'Related Body Corporate' has the meaning given to it by section 9 of the Corporations Law;

'Representative' means a person appointed by a Member to act as its representative under **paragraph 51**;

'Restricted Securities' has the same meaning as in the Listing Rules;

'SCH Business Rules' means the business rules of the Securities Clearing House in force from time to time;

'SCH-regulated Transfer' has the same meaning as in the Corporations Law;

'Seal' means the Company's common seal;

'Secretary' means any person appointed by the Directors to perform any of the duties of a secretary of the Company and if more than one person is appointed , any one or more of such persons;

'Securities Clearing House' has the same meaning as in the Corporations Law;

'Securities Exchange' has the same meaning as in the Corporations Law; and

'Shares' means shares in the share capital of the Company.

1.2 In this Constitution, unless the context otherwise requires:

(a) the singular includes the plural and vice versa and words importing a gender include other genders;

(b) words importing natural persons include corporations;

(c) a reference to a **paragraph** is a reference to a paragraph of this Constitution;

(d) headings are for ease of reference only and do not affect the construction of this Constitution; and

(e) a reference to the Corporations Law is a reference to the Corporations Law as modified or amended from time to time.

1.3 To the extent that the Company:

(a) is not admitted to the Official List of ASX, notwithstanding anything contained in this Constitution, the Listing Rules do not apply and any requirements of the Listing Rules are of no effect unless and until such time as the Company is admitted to the Official List of ASX, from which time **paragraph 1.3(b)** applies;

(b) is admitted to the Official List of ASX, the following paragraphs apply:

(i) notwithstanding anything contained in this Constitution, if the Listing Rules prohibit an act being done, the act shall not be done;

(ii) nothing contained in this Constitution prevents an act being done that the Listing Rules require to be done;

(iii) if the Listing Rules require an act to be done or not to be done, authority is given for that act to be done or not to be done (as the case may be);

(iv) if the Listing Rules require this Constitution to contain a provision and it does not contain such a provision, this Constitution is deemed to contain that provision;

(v) if the Listing Rules require this Constitution not to contain a provision and it contains such a provision, this Constitution is deemed not to contain that provision; and

(vi) if any provision of this Constitution is or becomes inconsistent with the Listing Rules, this Constitution is deemed not to contain that provision to the extent of the inconsistency.

1.4 Unless the contrary intention appears in this Constitution, an expression in a paragraph of this Constitution has the same meaning as in the Corporations Law. Where the expression has more than one meaning in the Corporations Law and a provision of the Corporations Law deals with the same matter as a paragraph of this Constitution, that expression has the same meaning as in that provision.

1.5 The provisions of the Corporations Law that apply to certain companies as replaceable rules are displaced by this Constitution in their entirety and do not apply to the Company.

1.6 For the purposes of this Constitution, if the provisions of:

(a) the Corporations Law and the Listing Rules;

(b) the Corporations Law and the SCH Business Rules; or

(c) the Corporations Law and this Constitution,

conflict on the same matter, the provisions of the Corporations Law prevail.

SHARES

2. RIGHTS

Subject to this Constitution and to the terms of issue of Shares, all Shares attract the following rights:

(a) the right to receive notice of and to attend and vote at all general meetings of the Company;

(b) the right to receive dividends; and

(c) in a winding up or a reduction of capital, the right to participate equally in the distribution of the assets of the Company (both capital and surplus), subject to any amounts unpaid on the Share and, in the case of a reduction, to the terms of the reduction.

3. ISSUE OF SHARES

3.1 Subject to the Corporations Law, the Listing Rules and this Constitution, the Directors may issue and allot, or dispose of, Shares:

(a) on terms determined by the Directors;

(b) at the issue price that the Directors determine; and

(c) to Members whether in proportion to their existing shareholdings or otherwise, and to such other persons as the Directors may determine.

3.2 The Directors' power under **paragraph 3.1** includes the power to:

(a) grant options over unissued Shares;

(b) issue and allot Shares:

(i) with any preferential, deferred or special rights, privileges or conditions;

(ii) with any restrictions in regard to dividend, voting, return of capital or otherwise; or

(iii) which are liable to be redeemed;

(iv) which are bonus Shares for whose issue no consideration is payable to the Company; or

(v) which have any combination of the characteristics described in subparagraphs (i) to (iv) inclusive.

4. COMMISSION AND BROKERAGE

Any brokerage or commission that may be paid by the Company may be made in cash, by the issue and allotment of Shares or options to acquire shares, or the issue of debentures, or the issue of other securities in the Company, or by a combination of any of those methods.

5. TRUSTS NOT RECOGNISED

5.1 Except as required by law, the SCH Business Rules or as otherwise provided by this Constitution, the Company will not recognise any person as holding a Share on trust and the Company will not be bound to recognise any equitable, contingent, future or partial interest or any other right in respect of a Share except the registered holder's absolute right of ownership.

5.2 This **paragraph 5** applies even if the Company has notice of the relevant trust, interest or right.

6. JOINT HOLDERS

6.1 If two or more persons are registered as the holders of a Share, they are taken to hold the Share as joint tenants with benefit of survivorship and the person whose name appears first on the Register is the only joint holder entitled to receive notices from the Company.

6.2 Any one of the joint holders of a Share may give an effective receipt for any dividend or return of capital payable to the joint holders.

6.3 The Company is entitled to and in respect of CHESS Holdings, must:

(a) record the names of only the first three joint holders of a Share on the Register;

(b) regard the three joint holders of a Share appearing first on the Register as the registered holders of that Share to the exclusion of any other holders; and

(c) disregard the entitlement of any person to be registered on the Register as a holder if the name of the person would appear on the Register after the first three holders for that Share.

7. SHARE CERTIFICATES

7.1 The Directors will not, unless they determine otherwise or the Listing Rules require, issue a certificate to a Member for any Shares registered in the Member's name or record any holding and held on a certificated subregister.

7.2 Any certificate for Shares must be issued and despatched in accordance with the Corporations Law, the SCH Business Rules and the Listing Rules.

7.3 Subject to the Listing Rules, the Directors may in their absolute discretion elect whether to maintain a certificated subregister for any class of Shares.

7.4 Subject to the Listing Rules and the SCH Business Rules, Shares may be held on any subregister maintained by or on behalf of the Company or on any branch register kept by the Company.

7.5 The Directors may order worn out or defaced certificates to be cancelled and, if necessary, replaced by new certificates.

8. CLASS MEETINGS

8.1 The rights attached to any class of Shares may be varied in accordance with the Corporations Law.

8.2 The provisions of this Constitution relating to general meetings apply, with necessary changes, to a meeting of a class of members holding Shares in that class as if it was a general meeting except that:

(a) a quorum is two persons holding or representing by proxy, attorney or Representative not less than 5% of the Shares of the class or, if there is one holder of Shares in the class, that person; and

(b) any five holders, or any holder of Shares of the class present in person or by proxy, attorney or Representative who can vote not less than 5% of all votes held by members of that class, may demand a poll.

9. NON-MARKETABLE PARCELS

9.1 (a) If at any time the number of Shares registered in the name of a Member is less than a Marketable Parcel and those Shares are held on a certificated subregister or an issuer sponsored subregister (**'Eligible Member'**), the Directors may cause a written notice (**'Notice'**) to be despatched to the Eligible Member, requiring the Eligible Member to advise the Company by a specified date (**'Relevant Date'**) whether the Eligible Member elects that the provisions of this paragraph are not to apply to the Shares.

(b) The Relevant Date must be not less than six weeks after the date of service of the Notice.

9.2 (a) At least four weeks before the Notice being despatched the Directors may cause a notice to be despatched to each Member who holds less than a Marketable Parcel of Shares on the CHESS Subregister, advising each of those Members of the Directors' intention to invoke the procedure provided for in this **paragraph 9** (**'Procedure'**).

(b) That notice must state that if the Member wishes to have its holding sold in accordance with the Procedure that Member must arrange for conversion of its holding to the issuer sponsored subregister before a specified date, being the date on which the Directors intend to invoke the Procedure.

9.3 At the time the Procedure is invoked a Notice must be despatched to each and every Eligible Member.

9.4 The Notice must state that the Shares referred to in the Notice will be liable to be sold unless, by the Relevant Date the Member advises the Company that the provisions of this paragraph are not to apply to the Shares.

9.5 Every Eligible Member on whom a Notice has been served may by notice in writing to the Company and delivered to the Office before the Relevant Date require the Company not to sell that Member's Shares in accordance with this paragraph in which event no sale of that Member's Shares will take place.

9.6 If the Eligible Member does not advise the Company by the Relevant Date that the provisions of this paragraph are not to apply to the Shares referred to in the Notice, any of those Shares that are held on the issuer sponsored subregister as at the Relevant Date may be sold by the Company.

9.7 Any Shares which may be sold under this paragraph may be sold on the terms, in the manner and at the time determined by the Directors and, for the purposes of a sale under this paragraph, each Eligible Member:

(a) appoints the Company the Eligible Member's agent for sale;

(b) authorises the Company to effect on the Eligible Member's behalf a transfer of the Shares sold;

(c) appoints the Company and its Directors jointly and severally as the Eligible Member's attorneys in the Eligible Member's name and on the Eligible Member's behalf to execute any instrument or take any other steps as they or any of them may consider appropriate to transfer the Shares sold.

9.8 The title of the transferee to Shares acquired under this paragraph is not affected by any irregularity or invalidity in connection with the sale of Shares to the transferee.

9.9 (a) The proceeds of any sale of Shares under this paragraph less any unpaid calls and interest (**'Sale Consideration'**) will be paid to the relevant Member or as that Member may direct.

(b) The Sale Consideration received by the Company in respect of all Shares sold under this paragraph will be paid into a bank account opened and maintained by the Company for the purposes of this paragraph.

(c) The Company will hold the Sale Consideration in trust for the Member whose Shares are sold under this paragraph and will forthwith notify the Member in writing that the Sale Consideration in respect of the Member's Shares has been received by the Company and is being held by the Company pending instructions from the Member as to how it is to be dealt with. Unless the Member has waived any entitlement it may have to a share certificate or certificates, the Member's instructions, to be effective, must be accompanied by the share certificate or certificates to which the Sale Consideration relates or, if the certificate or certificates has or have been lost or destroyed, by a statement and undertaking under subsection 1089(2) of the Corporations Law.

9.10 Subject to the Corporations Law, the Company or the purchaser will bear all costs, including brokerage and stamp duty, associated with the sale of any Shares under this paragraph.

9.11 The Procedure may only be invoked once in any 12 month period after its adoption or renewal.

9.12 If the Procedure has been invoked and there is an announcement of a takeover bid for Shares, no more sales of Shares may be made under this **paragraph 9** until after the close of the offers made under the takeover. The Procedure may then be invoked again.

CALLS

10. GENERAL

10.1 Subject to the Corporations Law and the terms on which partly paid Shares are issued, the Directors may make calls on the holders of the Shares for any money unpaid on them.

10.2 A call is made when the resolution of the Directors authorising it is passed.

10.3 The Directors may revoke or postpone a call before its due date for payment.

10.4 The Directors may require a call to be paid by instalments.

10.5 The Company must comply with the Corporations Law and the Listing Rules in relation to the dispatch and content of notices to Members on whom a call is made.

10.6 A Member to whom notice of a call is given in accordance with this **paragraph 10** must pay to the Company the amount called in accordance with the notice.

10.7 Failure to send a notice of a call to any Member or the non-receipt of a notice by any Member does not invalidate the call.

10.8 Joint holders of Shares are jointly and severally liable to pay all calls in respect of their Shares.

11. INSTALMENTS AND AMOUNTS WHICH BECOME PAYABLE

If:

(a) the Directors require a call to be paid by instalments; or

(b) an amount becomes payable by the terms of issue of Shares on allotment, or at a time or in circumstances specified in the terms of issue,

then:

(c) the amount is payable as if it were a call made by the Directors and as if they had given notice of it; and

(d) the consequences of late payment or non-payment of the amount are the same as the consequences of late payment or non-payment of a call.

12. INTEREST AND EXPENSES

If an amount called is not paid on or before the due date, the person liable to pay the amount must also pay:

(a) interest on the amount from the due date to the time of actual payment at a rate determined by the Directors (not exceeding 15% per annum); and

(b) all expenses incurred by the Company as a consequence of the non-payment,

but the Directors may waive payment of the interest and expenses in whole or in part.

13. RECOVERY OF AMOUNTS DUE

On the hearing of any action for the recovery of money due for any call, proof that:

(a) the name of the person sued was, when the call was made, entered in the Register as a holder or the holder of Shares in respect of which the call was made;

(b) the resolution making the call is duly recorded in the Directors' minute book; and

(c) notice of the call was given to the person sued,

will be conclusive evidence of the debt.

14. DIFFERENTIATION

The Directors may, on the issue of Shares, differentiate between the holders as to the amount of calls to be paid and the times of payment.

15. PAYMENT OF CALLS IN ADVANCE

15.1 The Directors may accept from a Member the whole or part of the amount unpaid on a Share before the amount accepted has been called.

15.2 The Company may:

(a) pay interest on any amount accepted, until the amount is payable under a call and at a rate (not exceeding 15% per annum) agreed between the Member and the Directors; and

(b) subject to any contract between the Company and the Member, repay all or any of the amount accepted in excess of the amount called on the Share.

15.3 Payment of an amount in advance of a call does not entitle the paying Member to any:

(a) dividend, benefit or advantage, other than the payment of interest under this **paragraph 15**; or

(b) voting right,

to which the Member would not have been entitled if it had paid the amount when it became due.

LIEN AND FORFEITURE

16. LIEN

16.1 To the extent permitted by the Listing Rules, the Company has a first and paramount lien on every partly paid Share and dividends payable in respect of the Share for all money:

(a) due and unpaid to the Company at a fixed time, in respect of the Share;

(b) presently payable by a holder or the holder of the Share, or the holder's estate, to the Company in respect of the Share; or

(c) which the Company is required by law to pay (and has paid) in respect of the Share.

16.2 The lien extends to reasonable interest and expenses incurred because the amount is not paid.

16.3 If any law for the time being of any country, state or place imposes or purports to impose an immediate or contingent liability on the Company to make any payment or authorises a taxing authority or Government official to require the Company to make payment in respect of Shares or dividends or other moneys accruing due to the Member who holds the Shares:

(a) the Member or, if the Member is deceased, the Member's legal personal representative, indemnifies the Company in respect of any such payment or liability; and

(b) subject to the Corporations Law and the Listing Rules, the Company:

(i) has a lien on the Shares and dividends and other moneys payable in respect of the Shares, whether the Shares are held by the Member solely or jointly with another person in respect of any payment made or liability incurred by the Company, together with reasonable expenses and interest on any payment made by the Company at a rate to be fixed by the Directors not exceeding 15% per annum from the date of payment by the Company to the date of repayment by the Member;

(ii) may set off amounts so paid by the Company against amounts payable by the Company to the Member as dividends or otherwise; and

(iii) may recover as a debt due from the Member or its legal personal representative the amount of all payments made by the Company together with reasonable expenses and interest at the rate and for the period referred to in **paragraph 16.3(b)(i)**.

16.4 The Company may do all things that the Directors think necessary or appropriate to do under the SCH Business Rules and the Listing Rules to enforce or protect the Company's lien.

16.5 Unless the Directors determine otherwise, the registration of a transfer of a Share operates as a waiver of the Company's lien on the Share.

16.6 The Directors may declare a Share to be wholly or partly exempt from a lien.

7.4 Subject to the Listing Rules and the SCH Business Rules, Shares may be held on any subregister maintained by or on behalf of the Company or on any branch register kept by the Company.

7.5 The Directors may order worn out or defaced certificates to be cancelled and, if necessary, replaced by new certificates.

8. CLASS MEETINGS

8.1 The rights attached to any class of Shares may be varied in accordance with the Corporations Law.

8.2 The provisions of this Constitution relating to general meetings apply, with necessary changes, to a meeting of a class of members holding Shares in that class as if it was a general meeting except that:

(a) a quorum is two persons holding or representing by proxy, attorney or Representative not less than 5% of the Shares of the class or, if there is one holder of Shares in the class, that person; and

(b) any five holders, or any holder of Shares of the class present in person or by proxy, attorney or Representative who can vote not less than 5% of all votes held by members of that class, may demand a poll.

9. NON-MARKETABLE PARCELS

9.1 (a) If at any time the number of Shares registered in the name of a Member is less than a Marketable Parcel and those Shares are held on a certificated subregister or an issuer sponsored subregister (**'Eligible Member'**), the Directors may cause a written notice (**'Notice'**) to be despatched to the Eligible Member, requiring the Eligible Member to advise the Company by a specified date (**'Relevant Date'**) whether the Eligible Member elects that the provisions of this paragraph are not to apply to the Shares.

(b) The Relevant Date must be not less than six weeks after the date of service of the Notice.

9.2 (a) At least four weeks before the Notice being despatched the Directors may cause a notice to be despatched to each Member who holds less than a Marketable Parcel of Shares on the CHESS Subregister, advising each of those Members of the Directors' intention to invoke the procedure provided for in this **paragraph 9** (**'Procedure'**).

(b) That notice must state that if the Member wishes to have its holding sold in accordance with the Procedure that Member must arrange for conversion of its holding to the issuer sponsored subregister before a specified date, being the date on which the Directors intend to invoke the Procedure.

9.3 At the time the Procedure is invoked a Notice must be despatched to each and every Eligible Member.

9.4 The Notice must state that the Shares referred to in the Notice will be liable to be sold unless, by the Relevant Date the Member advises the Company that the provisions of this paragraph are not to apply to the Shares.

17. LIEN SALE

If:

(a) the Company has a lien on a Share for money presently payable;

(b) the Company has given the Member or the Member's executors or administrators (as the case may be) holding the Share written notice demanding payment of the money; and

(c) that Member fails to pay all of the money demanded,

then 14 or more days after giving the notice, the Directors may, if the Listing Rules permit, sell the Share in any manner determined by them.

18. FORFEITURE NOTICE

18.1 The Directors may at any time after a call or instalment becomes payable and remains unpaid by a Member, serve a notice on the Member requiring the Member to pay:

(a) the unpaid amount;

(b) any interest that has accrued; and

(c) all expenses incurred by the Company as a consequence of the non-payment.

18.2 The notice under **paragraph 18.1** must:

(a) specify a day (not earlier than 14 days after the date of the notice) on or before which the payment required by the notice must be made; and

(b) state that if a Member does not comply with the notice, the Shares in respect of which the call was made or instalment is payable will be liable to be forfeited.

19. FORFEITURE

19.1 If a Member does not comply with a notice served under **paragraph 18**, then any or all of the Shares in respect of which the notice was given may be forfeited under a resolution of the Directors.

19.2 Unpaid dividends in respect of forfeited Shares will also be forfeited.

19.3 On forfeiture, Shares become the property of the Company and forfeited Shares must be:

(a) if the Listing Rules permit, sold, disposed of, or cancelled on terms determined by the Directors; or

(b) offered by public auction in accordance with any requirements of the Listing Rules.

19.4 The Directors may, at any time before a forfeited Share is sold, disposed of or cancelled, annul the forfeiture of the Share on conditions determined by them.

19.5 Promptly after a Share has been forfeited:

(a) notice of the forfeiture must be given to the Member in whose name the Share was registered immediately before its forfeiture; and

(b) the forfeiture and its date must be noted in the Register.

19.6 Omission or neglect to give notice of or to note the forfeiture as specified in **paragraph 19.5** will not invalidate a forfeiture.

20. LIABILITY OF FORMER MEMBER

20.1 The interest of a person who held Shares that are forfeited is extinguished but subject to the Listing Rules, the former Member remains liable to pay:

(a) all money (including interest and expenses) that was payable by the Member to the Company at the date of forfeiture in respect of the forfeited Shares; and

(b) interest from the date of forfeiture until payment of the money referred to in paragraph (a), of this paragraph at a rate determined by the Directors (not exceeding 15% per annum).

20.2 A former Member's liability to the Company ceases if and when the Company receives payment in full of all money (including interest and expenses) payable by the person in respect of the Shares. The liability may only be released or waived in accordance with the Listing Rules.

21. DISPOSAL OF FORFEITED SHARES

21.1 The Company may:

(a) receive the consideration (if any) given for a forfeited Share on any sale or disposition of the Share; and

(b) effect a transfer of the Share in favour of a person to whom the Share is sold or disposed of.

21.2 The purchaser of the Share:

(a) is not bound to check the regularity of the sale or the application of the purchase price;

(b) obtains title to the Share despite any irregularity in the sale; and

(c) will not be subject to complaint or remedy by the former holder of the Share in respect of the purchase.

21.3 A statement signed by a Director and the Secretary that the Share has been regularly forfeited and sold or reissued or regularly sold without forfeiture to enforce a lien, is conclusive evidence of the matters stated as against all persons claiming to be entitled to the Share.

21.4 Subject to the terms on which a Share is on issue, the net proceeds of any sale made to enforce a lien or on forfeiture must be applied by the Company in the following order:

(a) in payment of the costs of the sale;

(b) in payment of all amounts (if any) secured by the lien or all money (if any) that was payable in respect of the forfeited Share; and

(c) where the Share was forfeited under **paragraph 19.1**, in payment of any surplus to the former Member whose Share was sold.

TRANSFER OF SHARES

22. GENERAL

22.1 Subject to this Constitution, a Member may transfer Shares held by that Member.

22.2 Subject to **paragraph 22.3**, Shares may be transferred by:

(a) a written transfer instrument in any usual or common form; or

(b) any other form approved by the Directors.

22.3 (a) The Company may participate in any computerised or electronic system for market settlement, securities transfer and registration conducted in accordance with the Corporations Law, the Listing Rules and the SCH Business Rules, or corresponding laws or securities exchange rules in any other country.

(b) If the Company participates in a system of the kind described in **paragraph 22.3(a)**, then despite any other provision of this Constitution:

(i) Shares may be transferred, and transfers may be registered, in any manner required or permitted by the Listing Rules or the SCH Business Rules (or corresponding laws or securities exchange rules in any other country) applying in relation to the system;

(ii) the Company must comply with and give effect to those rules; and

(iii) the Company may, in accordance with those rules, decline to issue certificates for holdings of Shares.

22.4 A written transfer instrument must be:

(a) executed by the transferor or (where the Corporations Law permits) stamped by the transferor's broker;

(b) unless the Directors decide otherwise in the case of a fully paid Share, executed by the transferee or (where the Corporations Law permits) stamped by the transferee's broker; and

(c) in the case of a transfer of partly paid Shares, endorsed or accompanied by an instrument executed by the transferee or by the transferee's broker to the effect

that the transferee agrees to accept the Shares subject to the terms and conditions on which the transferor held them, to become a Member and to be bound by the Constitution.

Subject to the Corporations Law, the written transfer instrument may comprise two documents.

22.5 Except as required by the SCH Business Rules:

(a) a transferor of Shares remains the holder of the Shares transferred until the transfer is registered and the name of the transferee is entered in the Register in respect of the Shares; and

(b) a transfer of Shares does not pass the right to any dividends on the Shares until such registration.

23. TRANSFER PROCEDURE

23.1 Except where the Directors determine (to comply with laws or securities exchange rules of a foreign country), for a transfer of Shares that is not a SCH-regulated Transfer:

(a) the written transfer instrument must be left at the Office or another place acceptable to the Company;

(b) the instrument must be accompanied by a certificate for the Shares dealt with in the transfer where a certificate has been issued, unless the Directors waive production of the certificate on receiving satisfactory evidence of the loss or destruction of the certificate; and

(c) the Directors may, if the Listing Rules permit, require other evidence of the transferor's right to transfer the Shares.

23.2 For a transfer of Shares that is a SCH-regulated transfer, a Share transfer must be effected in accordance with the Listing Rules and the SCH Business Rules.

24. RIGHT TO REFUSE REGISTRATION

24.1 The Directors may in their absolute discretion refuse to register any transfer of Shares or other securities where the Shares or other securities are not quoted by ASX. Where the Shares or other securities are quoted by ASX, the Directors may in their absolute discretion refuse to register any transfer in any of the circumstances permitted by the Listing Rules.

24.2 The Directors must:

(a) except as permitted by ASX, refuse to register any transfer of Shares or other securities which are Restricted Securities if that transfer is or might be in breach of the Listing Rules or any escrow agreement entered into by the Company under the Listing Rules in relation to the Shares; and

(b) refuse to register any transfer where the Company is, or the Directors are, required to do so by the Listing Rules.

24.3 Despite **paragraphs 24.1 and 24.2**, the Company must not refuse or fail to register or give effect to, or delay or in any way interfere with, a Proper SCH Transfer of Shares or other securities quoted by ASX.

24.4 If a person has lodged a transfer which the Directors have refused to register, the Company must, within 5 Business Days after the date of lodgment, give to the lodging person written notice of the refusal and the reasons for it.

24.5 Subject to **paragraph 24.3**, Restricted Securities cannot be disposed of during the escrow period except as permitted by the Listing Rules or ASX. The Company will refuse to acknowledge a disposal of Restricted Securities to the extent required under the Listing Rules.

TRANSMISSION OF SHARES

25. TITLE ON DEATH

25.1 The legal personal representative of a deceased Member who was the sole holder of Shares is the only person whom the Company will recognise as having any title to the deceased Member's Shares.

25.2 If a deceased Member was a joint holder of Shares, the other joint holder is the only person whom the Company will recognise as having any title to the deceased Member's Shares.

25.3 The estate of the deceased Member will not be released from any liability to the Company in respect of the Shares.

25.4 The Company may register or give effect to a transfer to a transferee who dies before the transfer is registered.

26. ENTITLEMENT TO TRANSMISSION

26.1 A person who becomes entitled to a Share in consequence of the death, mental incapacity or bankruptcy of a Member may, subject to **paragraph 24** and to producing to the Company evidence of its entitlement that is satisfactory to the Directors, elect to:

(a) be registered as the holder of the Share; or

(b) transfer the Share to some other person nominated by it.

26.2 If the person who has become entitled to a Share:

(a) elects to be registered as the holder, then the person must deliver or send to the Company a written notice of election signed by him or her; or

(b) elects to transfer the Share, then the person must effect a transfer of the Share.

26.3 An election to be registered as a holder of a Share under **paragraph 26.1(a)** or a transfer of a Share from a Member or deceased Member under this **paragraph 26** is subject to the same limitations, restrictions and provisions of this Constitution as would apply if the election were a transfer or the transfer were made by the Member or deceased Member himself or herself.

26.4 A person who:

(a) has become entitled to a Share by operation of law; and

(b) has produced evidence of that person's entitlement which is satisfactory to the Directors,

is entitled to the dividends and other rights of the registered holder of the Share.

26.5 Where two or more persons are jointly entitled to any Share in consequence of the death of the registered holder, they will be considered to be joint holders of the Share.

CHANGES TO SHARE CAPITAL

27. CONSOLIDATION OR DIVISION

For the purpose of giving effect to any consolidation or division of Shares, the Directors may, subject to the SCH Business Rules, settle any difficulty that arises with respect to fractions of Shares in any manner that they think expedient.

POWERS OF ATTORNEY

28. POWERS OF ATTORNEY

28.1 If a Member executes or proposes to execute any document or do any act by or through an attorney which is relevant to the Company or the Member's shareholding in the Company, that Member must deliver the instrument appointing the attorney to the Company for notation.

28.2 The Company may require the Member to lodge a certified copy of the instrument for retention by the Company, and ask for whatever evidence it thinks appropriate that the power of attorney is effective and continues to be in force.

28.3 Any power of attorney granted by a Member will, as between the Company and the Member who granted the power of attorney:

(a) continue in force; and

(b) may be acted on,

unless express notice in writing of its revocation or of the death of the Member who granted it is lodged with the Company.

28.4 Where a Member proposes that an attorney represent the Member at a general meeting or adjourned meeting, the Member must comply with **paragraph 49.1** of this Constitution.

GENERAL MEETINGS

29. CALLING GENERAL MEETING

29.1 A Director may call a meeting of Members.

29.2 The Directors must call annual general meetings in accordance with the Corporations Law, to be held by the Company at times to be determined by the Directors.

29.3 Members may also request or call and arrange to hold general meetings in accordance with the procedures set out in the Corporations Law.

29.4 A general meeting may be held at two or more venues simultaneously using any technology that gives the Members as a whole a reasonable opportunity to participate.

30. NOTICE

30.1 Notice of a general meeting must be given in accordance with the Corporations Law to the persons referred to in **paragraph 96.1**.

30.2 Except as permitted by the Corporations Law, general meetings must be called on at least 21 days notice in accordance with the procedures set out in the Corporations Law.

30.3 A notice calling a general meeting must:

(a) specify the place, date and time of the meeting (and if the meeting is to be held in two or more places, the technology that will be used to facilitate this);

(b) state the general nature of the business to be transacted at the meeting;

(c) specify a place and facsimile number and may specify an electronic address for the purposes of proxy appointments;

(d) subject to the SCH Business Rules, specify particulars of any determination made under section 1109N of the Corporations Law; and

(e) comply with any other requirements of the Corporations Law.

31. BUSINESS

31.1 The business of an annual general meeting may include:

(a) any of the following matters, even if not referred to in the notice of meeting:

(i) consideration of the annual financial report, directors' report and Auditor's report;

(ii) election of directors;

(iii) appointment of the Auditor; and

(iv) fixing the Auditor's remuneration.

(b) any business which under this Constitution or the Corporations Law is required to be transacted at an annual general meeting; and

(c) any other business which may lawfully be transacted at a general meeting.

31.2 The chairperson of an annual general meeting must allow a reasonable opportunity for the Members as a whole at the meeting to:

(a) ask questions about or make comments on the management of the Company; and

(b) ask the Auditor or their representative questions relevant to the conduct of the audit and the preparation and content of the Auditor's report for the Company.

31.3 (a) The Directors may postpone or cancel any general meeting (other than a meeting requested or called by Members under **paragraph 29.3**) at any time before the day of the meeting.

(b) The Directors must give notice of the postponement or cancellation to all persons entitled to receive notices of a general meeting.

31.4 An accidental omission to send a notice of a general meeting (including a proxy appointment form) or the postponement of a general meeting to any Member or the non-receipt of a notice (or form) by any Member does not invalidate the proceedings at or any resolution passed at the general meeting.

PROCEEDINGS AT GENERAL MEETINGS

32. MEMBER

In **paragraphs 33, 34, and 42, 'Member'** includes a Member present in person or by proxy, attorney or Representative.

33. QUORUM

33.1 No business may be transacted at a general meeting unless a quorum of Members is present at the commencement of business.

33.2 A quorum of Members is two Members.

33.3 If a quorum is not present within 30 minutes after the time appointed for a meeting:

(a) the meeting is automatically dissolved if it was requested or called by Members under **paragraph 29.3**; or

(b) in any other case:

(i) it will stand adjourned to the same time and place seven days after the meeting, or to another day, time and place determined by the Directors; and

(ii) if at the adjourned meeting a quorum is not present within 30 minutes after the time appointed for the meeting the meeting is automatically dissolved.

34. CHAIRPERSON

34.1 The chairperson, or in the chairperson's absence the deputy chairperson, of Directors' meetings will be the chairperson at every general meeting.

34.2 If:

(a) there is no chairperson or deputy chairperson; or

(b) neither the chairperson nor deputy chairperson is present within 15 minutes after the time appointed for holding the meeting; or

(c) the chairperson and deputy chairperson are unwilling to act as chairperson of the meeting,

the Directors present may elect a chairperson.

34.3 If no chairperson is elected in accordance with **paragraph 34.2**, then:

(a) the Members may elect one of the Directors present as chairperson; or

(b) if no Director is present or is willing to take the chair, the Members may elect one of the Members present as chairperson.

34.4 If there is a dispute at a general meeting about a question of procedure, the chairperson may determine the question.

35. GENERAL CONDUCT

The general conduct of each general meeting of the Company and the procedures to be adopted at the meeting will be determined by the chairperson, including the procedure for the conduct of the election of Directors.

36. ADJOURNMENT

36.1 The chairperson of a meeting at which a quorum is present:

(a) in his or her discretion may adjourn a meeting; and

(b) must adjourn a meeting if the meeting directs him or her to do so.

36.2 An adjourned meeting may take place at a different venue from the initial meeting.

36.3 The only business that can be transacted at an adjourned meeting is the unfinished business of the initial meeting.

36.4 If a general meeting has been adjourned for more than 30 days, notice of the adjourned meeting must be given to Members as if it were an original meeting, but otherwise it is not necessary to give notice of an adjourned meeting or the business of the adjourned meeting.

36.5 A poll cannot be demanded on any resolution concerning the adjournment of a meeting except by the chairperson.

37. DECISIONS

37.1 Subject to the Corporations Law in relation to special resolutions, a resolution is carried if a majority of the votes cast on the resolution are in favour of the resolution.

37.2 A resolution put to the vote of a meeting is decided on a show of hands unless a poll is demanded by:

(a) at least 5 members entitled to vote on the resolution;

(b) members with at least 5% of the votes that may be cast on the resolution on a poll;

(c) the chairperson; or

(d) a director.

37.3 A poll may be demanded:

(a) before a vote is taken; or

(b) in the case of a vote taken on a show of hands, immediately before or on declaration of the results of the vote.

37.4 Unless a poll is demanded:

(a) a declaration by the chairperson that a resolution has been carried, carried by a specified majority, or lost; and

(b) an entry to that effect in the minutes of the meeting,

are conclusive evidence of the fact without proof of the number or proportion of the votes in favour of or against the resolution.

37.5 The demand for a poll may be withdrawn.

37.6 A decision of a general meeting may not be impeached or invalidated on the ground that a person voting at the meeting was not entitled to do so.

38. TAKING A POLL

38.1 Subject to **paragraph 38.5**, a poll will be taken when and in the manner that the chairperson directs. No notice need be given of any poll.

38.2 The result of the poll will determine whether the resolution on which the poll was demanded is carried or lost.

38.3 The chairperson may determine any dispute about the admission or rejection of a vote, and such determination, if made in good faith, will be final and conclusive.

38.4 A poll cannot be demanded on any resolution concerning the election of the chairperson of a meeting.

38.5 A poll demanded by the chairperson of any resolution concerning the adjournment of a meeting must be taken immediately.

38.6 After a poll has been demanded at a meeting, the meeting may continue for the transaction of business other than the question on which the poll was demanded.

39. CASTING VOTE OF CHAIRPERSON

The chairperson does not have a casting vote (in addition to the chairperson's votes as a Member, proxy, attorney or Representative) on a show of hands or on a poll.

40. ADMISSION TO GENERAL MEETINGS

The chairperson of a general meeting may refuse admission to a person, or require a person to leave and not return to, a meeting if the person:

(a) refuses to permit examination of any article in the person's possession; or

(b) is in possession of any:

(i) electronic or recording device;

(ii) placard or banner; or

(iii) other article

which the chairperson considers to be dangerous, offensive or liable to cause disruption; or

(c) causes any disruption to the meeting.

41. AUDITOR'S RIGHT TO BE HEARD

The Auditor is entitled to:

(a) attend any general meeting of the Company;

(b) be heard at any general meeting of the Company on any part of the business of the meeting that concerns the Auditor in their capacity as auditor, even if:

(i) the Auditor retires at the meeting; or

(ii) Members pass a resolution to remove the Auditor from office; and

(c) authorise a person in writing to attend and speak at any general meeting as the Auditor's representative.

VOTES OF MEMBERS

42. ENTITLEMENT TO VOTE

42.1 Subject to this Constitution and to any rights or restrictions attaching to any class of Shares:

(a) every Member may vote;

(b) subject to **paragraph 46.3** and the Corporations Law, on a show of hands every Member has one vote;

(c) on a poll every Member has:

(i) for each fully paid Share held by the Member, one vote; and

(ii) for each partly paid Share held by the Member, a fraction of a vote equivalent to the proportion which the amount paid (not credited) is of the total amounts paid and payable, whether or not called, (excluding amounts credited) on the Share. Without limiting the generality of **paragraph 15.3**, an amount paid on a Share in advance of a call is not to be taken as paid for the purposes of this paragraph.

42.2 During a breach of the Listing Rules relating to Shares which are Restricted Securities, or a breach of a restriction agreement, the holder of the relevant Restricted Securities is not entitled to any voting rights in respect of those Restricted Securities.

42.3 If a Member:

(a) dies; or

(b) through mental or physical infirmity, is incapable of managing the Member's affairs;

and a personal representative, trustee or other person is appointed under law to administer the Member's estate or property, the personal representative, trustee or person so appointed may exercise any rights of the Member in relation to a general meeting as if the personal representative, trustee or person (as the case may be) was a Member.

43. UNPAID CALLS

A Member is entitled to:

(a) vote; or

(b) be counted in a quorum,

only in respect of Shares on which all calls due and payable have been paid.

44. JOINT HOLDERS

44.1 If two or more joint holders purport to vote, the vote of the joint holder whose name appears first in the Register will be accepted, to the exclusion of the other joint holder or holders.

44.2 For the purposes of this **paragraph 44**, several executors or administrators of a deceased Member in whose sole name any Shares are registered will be taken to be joint holders of those Shares.

45. OBJECTIONS

45.1 An objection to the qualification of a voter may only be raised at the meeting or adjourned meeting at which the voter tendered its vote.

45.2 An objection must be referred to the chairperson of the meeting, whose decision made in good faith is final.

45.3 Subject to **paragraph 45.4**, a vote which the chairperson does not disallow under an objection is valid for all purposes.

45.4 A vote that the Listing Rules require the Company to disregard is not valid.

46. VOTES BY PROXY

46.1 A Member who is entitled to vote at a general meeting of the Company may appoint not more than two proxies to attend and vote at the meeting on that Member's behalf.

46.2 If a Member appoints one proxy, that proxy may, subject to the Corporations Law, vote on a show of hands.

46.3 If a Member appoints two proxies and the appointment does not specify the proportion or number of the Member's votes each proxy may exercise, each proxy may exercise half the votes. However, neither proxy may vote on a show of hands.

46.4 A proxy may demand or join in demanding a poll.

47. DOCUMENT APPOINTING PROXY

47.1 An appointment of a proxy is valid if it is signed by the Member making the appointment and contains the information required by subsection 250A(l) of the Corporations Law.

47.2 For the purposes of **paragraph 47.1**, an appointment received at an electronic address will be taken to be signed by the Member if:

(a) a personal identification code allocated by the Company to the Member has been input into the appointment; or

(b) the appointment has been verified in another manner approved by the Directors.

47.3 A proxy need not be a Member.

47.4 The Company may send a proxy appointment form to Members in a form which has been approved by the Directors or by the chairperson and the Managing Director.

47.5 A proxy may vote or abstain as he or she chooses except where the appointment of the proxy directs the way the proxy is to vote on a particular resolution. Unless otherwise indicated when voting, if a proxy votes at all, the proxy will be deemed to have voted all directed proxies in the manner directed.

47.6 A proxy's appointment is valid at an adjourned meeting.

47.7 A proxy or attorney may be appointed for all meetings or for any number of meetings or for a particular purpose.

47.8 Unless otherwise provided for in the proxy's appointment or in any instrument appointing an attorney, the appointment of the proxy or the attorney will be taken to confer authority:

(a) to vote on:

(i) any amendment moved to the proposed resolutions and on any motion that the proposed resolutions not be put or any similar motion; and

(ii) any procedural motion, including any motion to elect the chairperson, to vacate the chair or to adjourn the meeting,

even though the appointment may specify the way the proxy or attorney is to vote on a particular resolution; and

(b) to vote on any motion before the meeting whether or not the motion is referred to in the appointment.

48. PROXY IN BLANK

If a proxy appointment is signed by the Member but does not name the proxy or proxies in whose favour it is given, the chairperson may either act as proxy or complete the proxy appointment by inserting the name or names of one or more Directors or the Secretary.

49. LODGMENT OF PROXY

49.1 Subject to **paragraph 49.3**, the appointment of a proxy or attorney must be received by the Company, at least 48 hours (unless reduced in the notice of meeting to which the appointment relates) before the meeting (or the resumption of an adjourned meeting) at which the appointee is to attend and vote.

49.2 If the appointment purports to be executed under a power of attorney or other authority, the original document or a certified copy of it must be received by the Company at least 48 hours (unless reduced in the notice of meeting to which the appointment relates) before:

(a) the time for holding the meeting or adjourned meeting at which the appointee proposed to vote; or

(b) the taking of a poll on which the appointee proposes to vote.

49.3 The Company receives an appointment of a proxy or attorney or other authority under which it was signed when it is received at:

(a) the Office;

(b) a facsimile number at the Office; or

(c) a place, facsimile number or electronic address specified for that purpose in the notice of meeting.

50. VALIDITY

A vote cast in accordance with an appointment of proxy or power of attorney is valid even if before the vote was cast the appointor:

(a) died;

(b) became mentally incapacitated;

(c) revoked the proxy or power; or

(d) transferred the Shares in respect of which the vote was cast,

unless the Company received written notification of the death, mental incapacity, revocation or transfer before the relevant meeting or adjourned meeting.

51. REPRESENTATIVES OF BODIES CORPORATE

51.1 Any Member which is a body corporate may appoint an individual as its representative as provided by the Corporations Law.

51.2 The appointment of a Representative may set out restrictions on the Representative's powers.

51.3 The original form of appointment of a Representative, a certified copy of the appointment, or a certificate of the body corporate evidencing the appointment are each prima facie evidence of a Representative having been appointed.

51.4 The chairperson of a general meeting may permit a person claiming to be a Representative to exercise the body's powers even if he or she has not produced a certificate or other satisfactory evidence of his or her appointment.

APPOINTMENT AND REMOVAL OF DIRECTORS

52. NUMBER OF DIRECTORS

52.1 Subject to the Corporations Law, the Company may by resolution passed at a general meeting increase or reduce the minimum or maximum number of Directors.

52.2 Until the Company resolves otherwise in accordance with **paragraph 52.1** there will be:

(a) a minimum of three Directors; and

(b) a maximum of twelve Directors.

52.3 Subject to any resolution of the Members determining the maximum and minimum numbers of Directors, the Directors may from time to time determine the respective numbers of Executive and Non-Executive Directors.

52.4 The Directors and the Secretary in office as at the date this Constitution becomes effective continue in office subject to this Constitution.

53. QUALIFICATION

53.1 Neither a Director nor an Alternate Director must hold any Shares.

53.2 A Director (and an Alternate Director when acting as a Director) is entitled to notice of all general meetings and meetings of the holders of any class of Shares.

54. POWER TO REMOVE AND APPOINT

54.1 The Company may, subject to the Corporations Law, by resolution passed in general meeting:

(a) remove any Director before the end of the Director's term of office; and

(b) if the outgoing Director is a Non-Executive Director, elect another person to replace the Director.

54.2 A person appointed under **paragraph 54.1** will hold office for the remainder of the term for which the Director replaced would have held office if the Director had not been removed.

54.3 Subject to the provisions of this Constitution, the Company may appoint a person as a Director by resolution passed in general meeting.

55. ADDITIONAL AND CASUAL DIRECTORS

55.1 Subject to **paragraph 52**, the Directors may appoint any person as a Director to fill a casual vacancy or as an addition to the existing Directors.

55.2 A Director appointed under **paragraph 55.1** will hold office until the end of the next annual general meeting of the Company, at which the Director may be re-elected but he or she will not be taken into account in determining the number of Directors who must retire by rotation at the meeting in accordance with **paragraph 57**.

56. FILLING VACATED OFFICE

56.1 The Company may at a general meeting at which a Director retires, by ordinary resolution fill the vacated office by electing a person to that office.

57. RETIREMENT BY ROTATION

57.1 Subject to the Listing Rules and **paragraph 73.5**, at the close of each annual general meeting one-third of the Directors or, if their number is not a multiple of three, then the number nearest to but not more than one-third of the Directors, must retire.

57.2 (a) The Directors to retire by rotation at an annual general meeting are those Directors who have been longest in office since their last election.

(b) Directors elected on the same day may agree among themselves or determine by lot which of them must retire.

57.3 Subject to **paragraph 73.4**, a Director must retire from office at the conclusion of the third annual general meeting after the Director was last elected even if his or her retirement results in more than one-third of all Directors retiring from office.

57.4 A retiring Director remains in office until the end of the meeting and will be eligible for re-election at the meeting.

58. NOMINATION OF DIRECTOR

58.1 A person, other than a Director retiring under **paragraph 57** or under **paragraph 55.2** who seeks re-election, is not eligible for election as a Director at a general meeting unless:

(a) the person is proposed as a candidate by at least 50 Members or Members holding between them at least 5% of the votes that may be cast at a general meeting of the Company; and

(b) the proposing Member leaves a notice at the Office which nominates the candidate for the office of Director and includes the signed consent of the candidate.

58.2 A notice given in accordance with **paragraph 58.1** must be left at the Office not less than 30 Business Days before the relevant general meeting.

59. VACATION OF OFFICE

59.1 The office of a Director immediately becomes vacant if the Director:

(a) ceases to be a Director by virtue of the Corporations Law;

(b) is prohibited by the Corporations Law from holding office or continuing as a Director;

(c) is liable to make a call but does make the call within 21 days after the date on which it is payable;

(d) is prohibited from holding or is removed from the office of Director by an order made under the Corporations Law;

(e) becomes bankrupt or makes any general arrangement or composition with his or her creditors;

(f) cannot manage the Company because of his or her mental incapacity or is a person whose estate is liable to have a person appointed, under the law relating to the administration of estates of persons who through mental or physical infirmity are incapable of managing their affairs, to administer it, or becomes in the opinion of the Directors incapable of performing his or her duties;

(g) resigns from his or her office of Director by notice in writing to the Company;

(h) is removed by a resolution of the Company;

(i) not being engaged abroad on the business of the Company, is absent from Directors' meetings for three consecutive months without leave of absence from the Directors.

REMUNERATION OF DIRECTORS

60. REMUNERATION OF NON-EXECUTIVE DIRECTORS

60.1 Subject to the Listing Rules, the Directors as a whole (other than Executive Directors) may be paid or provided remuneration for their services the total amount or value of which must not exceed the aggregate maximum sum from time to time determined by the Company in general meeting.

60.2 The notice calling a general meeting at which it is proposed that Members approve an increase of the aggregate maximum sum must state the amount of the increase and the aggregate maximum sum, and any other matters required by the Listing Rules.

60.3 Subject to the Listing Rules, the aggregate maximum sum will be divided among the Non-Executive Directors in such proportion and manner as the Directors agree and, in default of agreement, equally and shall be deemed to accrue from day to day.

60.4 Non-Executive Directors may not be paid a commission on or a percentage of profits or operating revenue.

60.5 If a Non-Executive Director is required to perform services for the Company which in the opinion of the Directors, are outside the scope of the ordinary duties of a Director, the Company may pay or provide the Director remuneration determined by the Directors which may be either in addition to or instead of the Director's remuneration under **paragraph 60.1**.

60.6 Non-Executive Directors may also be paid all travelling, hotel and other expenses properly incurred by them in attending and returning from meetings of the Directors or any committee of the Directors or general meetings of the Company or otherwise in connection with the Company's business.

60.7 The Company may also pay a premium for a contract insuring a person who is or has been a Non-Executive Director against liability incurred by the person as a Director, except in circumstances prohibited by the Corporations Law.

61. REMUNERATION OF EXECUTIVE DIRECTORS

61.1 The remuneration of an Executive Director may from time to time be fixed by the Directors. The remuneration may be by way of salary or commission or participation in profits or by all or any of these modes but may not be by commission on, or a percentage of, operating revenue.

61.2 The Company may reimburse an Executive Director for his or her expenses properly incurred as a Director or in the course of his or her office.

61.3 Except in circumstances prohibited by the Corporations Law, the Company may pay a premium for a contract insuring a person who is or has been an Executive Director against liability incurred by the person as a Director.

62. RETIREMENT BENEFITS

62.1 Subject to the Corporations Law and the Listing Rules the Company may give a person a benefit in connection with a Director's retirement from a Board or managerial office in the Company.

POWERS AND DUTIES OF DIRECTORS

63. DIRECTORS TO MANAGE COMPANY

63.1 The business of the Company is managed by or under the direction of the Directors who may exercise all powers of the Company that this Constitution, the Corporations Law or the Listing Rules do not require to be exercised by the Company in general meeting.

63.2 Without limiting the generality of **paragraph 63.1**, the Directors may exercise all the powers of the Company to:

(a) borrow money;

(b) charge any property or business of the Company or all or any of its uncalled capital;

(c) issue debentures or give any other security for a debt, liability or obligation of the Company or of any other person; and

(d) guarantee or to become liable for the payment of money or the performance of any obligation by or of any other person.

PROCEEDINGS OF DIRECTORS

64. DIRECTORS' MEETINGS

64.1 Any Director may at any time, and the Secretary must on the request of a Director, convene a meeting of the Directors.

64.2 A Directors' meeting must be called by not less than 48 hours notice of a meeting to each Director, unless the Directors unanimously agree otherwise. The notice may be in writing or given using any technology consented to by all the Directors.

64.3 An accidental omission to send a notice of a meeting of Directors to any Director or the non-receipt of such a notice by any Director does not invalidate the proceedings, or any resolution passed at the meeting.

64.4 (a) Subject to the Corporations Law, a Directors' meeting may be held by the Directors communicating with each other by any technological means consented to by all the Directors. The consent may be a standing one.

(b) The Directors need not all be physically present in the same place for a Directors' meeting to be held.

(c) A Director who participates in a meeting held in accordance with this **paragraph 64.4** is taken to be present and entitled to vote at the meeting.

(d) A Director can only withdraw his or her consent to the means of communication between Directors proposed for a Directors' meeting if the Director does so at least 48 hours before the meeting.

64.5 **Paragraph 64.4** applies to meetings of Directors' committees as if all committee members were Directors.

64.6 The Directors may meet together, adjourn and regulate their meetings as they think fit.

64.7 A quorum for meetings of Directors may be fixed by the Directors and unless so fixed, is three directors present. The quorum must be present at all times during the meeting.

64.8 Where a quorum cannot be established for the consideration of a particular matter at a meeting of Directors, one or more of the Directors may call a general meeting of Members to deal with the matter.

65. DECISIONS

65.1 Questions arising at a meeting of Directors are to be decided by a majority of votes of the Directors present and voting and, subject to the Corporations Law, each Director has one vote.

65.2 Subject to the Listing Rules in the case of an equality of votes the chairperson of a meeting has a casting vote in addition to his or her deliberative vote.

66. DIRECTORS' INTERESTS

66.1 As required by the Corporations Law, a Director must give the Directors notice of any material personal interest in a matter that relates to the affairs of the Company.

66.2 Subject to the provisions of this **paragraph 66**, a Director and any firm, body or entity in which a Director has a direct or indirect interest, may in any capacity:

(a) enter into any contract or arrangement with the Company;

(b) be appointed to hold any office or place of profit under the Company, other than the office of auditor; and

(c) act in a professional capacity, other than as auditor, for the Company,

and may receive and retain for his or her own benefit any remuneration, profits or benefits as if he or she were not a Director.

66.3 The fact that a Director holds office as a director, and has fiduciary obligations arising out of that office:

(a) will not void or render voidable a contract made by a Director with the Company;

(b) will not void or render voidable a contract or arrangement entered into by or on behalf of the Company and in which the Director may have any interest; and

(c) will not require the Director to account to the Company for any profit realised by or under any contract or arrangement entered into by or on behalf of the Company and in which the Director may have any interest.

66.4 A Director may be or become a director or other officer of, or otherwise be interested in:

(a) any Related Body Corporate or

(b) any other body corporate promoted by the Company or in which the Company may be interested as a vendor, shareholder or otherwise,

and is not accountable to the Company for any remuneration or other benefits received by the Director as a director or officer of, or from having an interest in, that body corporate.

66.5 A Director who has a material personal interest in a matter that is being considered at a Directors' meeting must not:

(a) be present while the matter is being considered at the meeting; or

(b) vote on the matter,

unless permitted to do so by the Corporations Law, in which case the Director may:

(c) be counted in determining whether or not a quorum is present at any meeting of Directors considering that contract or arrangement or proposed contract or arrangement;

(d) sign or countersign any document relating to that contract or arrangement or proposed contract or arrangement to which the seal is affixed; and

(e) vote in respect of, or in respect of any matter arising out of, the contract or arrangement or proposed contract or arrangement.

67. ALTERNATE DIRECTORS

67.1 A Director may, with the approval of the Directors, appoint any person as his or her alternate.

67.2 An Alternate Director is entitled to notice of Directors' meetings while he or she is acting in that capacity and, if the appointor is not present at a meeting, is entitled to attend, be counted in a quorum and vote as a Director.

67.3 An Alternate Director is an officer of the Company and is not an agent of the appointor.

67.4 The provisions of this Constitution which apply to Directors also apply to Alternate Directors, except that Alternate Directors are not entitled in that capacity to any remuneration from the Company.

67.5 (a) The appointment of an Alternate Director may be revoked at any time by the appointor or by the other Directors.

(b) An Alternate Director's appointment ends automatically when his or her appointor ceases to be a Director.

67.6 Any appointment or revocation under this paragraph must be effected by written notice delivered to the Secretary.

67.7 An Alternate Director does not have an interest in a contract or arrangement or a material personal interest in a matter by reason only of the fact that his or her appointor has such an interest.

68. REMAINING DIRECTORS

68.1 The Directors may act even if there are vacancies on the board.

68.2 If the number of Directors is not sufficient to constitute a quorum at a Directors' meeting, the Director or Directors may act only to:

(a) appoint a Director; or

(b) call a general meeting.

69. CHAIRPERSON

69.1 The Directors may elect a Director as chairperson of Directors' meetings and may determine the period for which the chairperson will hold office.

69.2 If no chairperson is elected or if the chairperson is not present at any Directors' meeting within 10 minutes after the time appointed for the meeting to begin, the Directors present must elect a Director to be chairperson of the meeting.

69.3 The Directors may elect a Director as deputy chairperson who shall act as chairperson in the chairperson's absence from any Directors' meeting.

70. DELEGATION

70.1 (a) The Directors may delegate any of their powers, other than those which by law must be dealt with by the Directors as a board, to a committee or committees.

(b) The Directors may at any time revoke any delegation of power.

70.2 At least one member of each committee of Directors must be a Director.

70.3 A committee may be authorised by the Directors to sub-delegate all or any of the powers for the time being vested in it.

70.4 Meetings of any committee of Directors will be governed by the provisions of this Constitution which deal with Directors' meetings so far as they are applicable and are not inconsistent with any directions of the Directors. The provisions apply as if each member was a Director.

71. WRITTEN RESOLUTIONS

71.1 If all the Directors who are eligible to vote on a resolution have signed a document containing a statement that they are in favour of a resolution set out in the document, then a resolution in those terms is taken to have been passed by the Directors without a meeting. The resolution is passed when the last Director signs.

71.2 For the purposes of **paragraph 71.1**, separate copies of a document may be used for signing by the Directors if the wording of the resolution and statement is identical in each copy.

71.3 Any document referred to in this paragraph may be in the form of a facsimile transmission or electronic notification.

71.4 If a resolution is taken to have been passed in accordance with this paragraph, the minutes must record that fact.

71.5 This paragraph applies to meetings of Directors' committees as if all members of the committee were Directors.

71.6 Any document referred to in this **paragraph 71** must be sent to every Director who is entitled to vote on the resolution.

72. MINUTES

72.1 The Directors must cause minutes to be made of:

(a) the names of the Directors present at all general meetings, Directors' meetings and meetings of Directors' committees;

(b) all proceedings and resolutions of general meetings, Directors' meetings and meetings of Directors' committees;

(c) all resolutions passed in accordance with **paragraph 71**;

(d) appointments of officers, but only if the Directors resolve that a minute of the appointment should be made, and

(e) all disclosures of interests made in accordance with the Corporations Law.

72.2 Minutes must be signed by the chairperson of the meeting or by the chairperson of the next meeting, and if so signed will be conclusive evidence of the matters stated in such minutes.

EXECUTIVE DIRECTORS

73. APPOINTMENT

73.1 (a) The Directors may appoint a Director to the office of Managing Director on such terms as they think fit.

(b) The Directors may appoint a Director to any other full-time or substantially full-time executive position in the Company on such terms as they think fit.

(c) A Director appointed under **paragraph 73.1(a) or (b)**, and a Director (however appointed) occupying for the time being a full-time or substantially full-time executive position in the Company or a related body corporate, is referred to in this Constitution as an Executive Director.

73.2 The Directors may, subject to the terms of the Executive Director's employment contract, suspend, remove or dismiss him or her from executive office and appoint another Director in that place.

73.3 If the Managing Director ceases to be a Director, his or her executive office terminates automatically.

73.4 A Managing Director is not subject to retirement by rotation and is not to be taken into account in determining the rotation of retirement of Directors. Any other Executive Directors are subject to retirement by rotation.

74. POWERS OF EXECUTIVE DIRECTORS

74.1 The Directors may confer on an Executive Director any powers exercisable by the Directors, subject to any terms and restrictions determined by the Directors.

74.2 The Directors may authorise an Executive Director to sub-delegate all or any of the powers vested in him or her.

74.3 Any power conferred under this paragraph may be concurrent with but not to the exclusion of the Directors' powers.

74.4 The Directors may at any time withdraw or vary any of the powers conferred on an Executive Director.

LOCAL MANAGEMENT

75. GENERAL

75.1 The Directors may provide for the management and transaction of the affairs of the Company in any place and in such manner as they think fit.

75.2 Without limiting **paragraph 75.1**, the Directors may:

(a) establish local boards or agencies for managing any of the affairs of the Company in a specified place and appoint any persons to be members of those local boards or agencies; and

(b) delegate to any person appointed under **paragraph 75.1(a)** any of the powers, authorities and discretions which may be exercised by the Directors under this Constitution,

on any terms and subject to any conditions determined by the Directors.

76. APPOINTMENT OF ATTORNEYS AND AGENTS

76.1 The Directors may from time to time by resolution or power of attorney under the Seal appoint any person to be the attorney or agent of the Company:

(a) for the purposes;

(b) with the powers, authorities and discretions (not exceeding those exercisable by the Directors under this Constitution);

(c) for the period; and

(d) subject to the conditions,

determined by the Directors.

76.2 An appointment by the Directors of an attorney or agent of the Company may be made in favour of:

(a) any member of any local board established under this Constitution;

(b) any company;

(c) the members, directors, nominees or managers of any company or firm; or

(d) any fluctuating body of persons whether nominated directly or indirectly by the Directors.

76.3 A power of attorney may contain such provisions for the protection and convenience of persons dealing with an attorney as the Directors think fit.

76.4 An attorney or agent appointed under this paragraph may be authorised by the Directors to sub-delegate all or any of the powers authorities and discretions for the time being vested in it.

SECRETARY

77. SECRETARY

77.1 There must be at least one Secretary of the Company appointed by the Directors on conditions determined by them.

77.2 The Directors may, subject to the terms of the Secretary's employment contract, suspend, remove or dismiss the Secretary.

77.3 The Secretary is entitled to attend all Directors' and general meetings.

SEALS

78. COMMON SEAL

If the Company has a Seal:

(a) the Directors must provide for the safe custody of the Seal;

(b) it must not be used except with the authority of the Directors or a Directors' committee authorised to permit use of the Seal;

(c) every document to which the Seal is affixed must be signed by a Director and be countersigned by another Director, the Secretary or another person appointed by the Directors to countersign the document; and

(d) the Directors may determine by resolution either generally or in any particular case that the signature of any Director or the Secretary to a document to which the Seal or a duplicate seal or certificate seal is affixed may be a facsimile applied to the document by specified mechanical means.

79. DUPLICATE SEAL

79.1 If the Company has a Seal, the Company may have one or more duplicate seals of the Seal each of which:

(a) must be a facsimile of the Seal with the addition on its face of the words **'Duplicate Seal'**; and

(b) must only be used with the authority of the Directors or a Directors' committee.

80. SHARE SEAL

80.1 If the Company has a Seal, the Company may have a certificate seal which:

(a) may be affixed to Share, option or other certificates;

(b) must be a facsimile of the Seal with the addition on its face of the words **'Share Seal'**; and

(c) must only be used with the general or specific authority of the Directors or a Directors' committee.

INSPECTION OF RECORDS

81. TIMES FOR INSPECTION

81.1 Except as otherwise required by the Corporations Law, the Directors may determine whether and to what extent, and at what times and places and under what conditions, the financial records and other documents of the Company or any of them will be open for inspection by Members other than Directors.

81.2 A Member other than a Director does not have the right to inspect any financial records or other documents of the Company unless the Member is authorised to do so by a court order or a resolution of the Directors.

81.3 Notwithstanding **paragraphs 81.1 and 81.2**, the books of the Company containing the minutes of general meetings shall be kept at the Office and shall be open to inspection of Members at all times when the Office is required to be open to the public.

DIVIDENDS AND RESERVES

82. DECLARATION OF DIVIDENDS

The Directors may by resolution either:

(a) declare a dividend to be paid to the Members and may fix the amount, the time for and method of payment; or

(b) determine a dividend is payable and fix the amount and the time for and method of payment.

83. AMEND RESOLUTION TO PAY DIVIDEND

If the Directors determine that a dividend is payable under **paragraph 82(b)**, they may, if permitted by the Listing Rules, amend or revoke the resolution to pay the dividend before the record date notified to ASX for determining entitlements to that dividend.

84. NO INTEREST

Interest is not payable by the Company on a dividend.

85. RESERVES

85.1 The Directors may set aside out of profits such amounts by way of reserves as they think appropriate before declaring a dividend or determining to pay a dividend.

85.2 The Directors may apply the reserves for any purpose for which profits may be properly applied.

85.3 Pending any application of the reserves, the Directors may invest or use the reserves in the business of the Company or in other investments as they think fit.

85.4 The Directors may carry forward any undistributed profits without transferring them to a reserve.

86. DIVIDEND ENTITLEMENT

86.1 Subject to the rights of persons (if any) entitled to Shares with special rights as to dividends:

(a) all fully paid Shares on which any dividend is declared or paid, are entitled to participate in that dividend equally; and

(b) each partly paid Share is entitled to a fraction of the dividend declared or paid on a fully paid Share of the same class, equivalent to the proportion which the amount paid (not credited) on the Share bears to the total amounts paid and payable, whether or not called, (excluding amounts credited) on the Share.

86.2 An amount paid on a Share in advance of a call is not to be taken as paid for the purposes of **paragraph 86.1**.

86.3 Unless otherwise determined by the Directors, Shares rank for dividends from their date of allotment.

86.4 Subject to the Corporations Law and the SCH Business Rules, a transfer of Shares registered after the record date notified to ASX for determining entitlements to a dividend paid or payable in respect of the transferred Shares, does not pass the right to that dividend.

87. RESTRICTED SECURITIES

During a breach of the Listing Rules relating to Shares which are Restricted Securities, or a breach of a restriction agreement, the holder of the relevant Restricted Securities is not entitled to any dividend in respect of those Restricted Securities.

88. DEDUCTIONS FROM DIVIDENDS

The Directors may deduct from a dividend payable to a Member all sums presently payable by the Member to the Company on account of calls or otherwise in relation to Shares in the Company.

89. DISTRIBUTION OF ASSETS

89.1 The Directors may resolve that a dividend (interim or final) will be paid wholly or partly by the transfer or distribution of specific assets, including fully paid shares in, or debentures of, any other corporation.

89.2 If a difficulty arises in making a transfer or distribution of specific assets, the Directors may:

(a) deal with the difficulty as they consider expedient;

(b) fix the value of all or any part of the specific assets for the purposes of the distribution;

(c) determine that cash will be paid to any Members on the basis of the fixed value in order to adjust the rights of all the Members; and

(d) vest any such specific assets in trustees as the Directors consider expedient.

89.3 If a transfer or distribution of specific assets to a particular Member or Members is illegal or, in the Directors' opinion, impracticable, the Directors may make a cash payment to the Member or Members on the basis of the cash amount of the dividend instead of the transfer or distribution of specific assets.

90. PAYMENT

90.1 Any dividend or other money payable in respect of Shares may be paid by cheque sent through the mail directed to:

(a) the address of the Member shown in the Register or to the address of the joint holder of Shares shown first in the Register; or

(b) an address which the Member has, or joint holders have, in writing notified the Company as the address to which dividends should be sent.

90.2 Any joint holder may give an effectual receipt for any dividend or other money paid in respect of Shares held by holders jointly.

91. ELECTION TO REINVEST DIVIDEND

If and to the extent authorised by resolution of the Company in general meeting, the Directors may:

(a) establish a plan under which Members or any class of Members may elect to reinvest cash dividends paid by the Company by subscribing for Shares;

(b) vary, suspend or terminate the arrangements established under **paragraph 91(a)**.

92. ELECTION TO ACCEPT SHARES IN LIEU OF DIVIDEND

92.1 If and to the extent authorised by resolution of the Company in general meeting, the Directors may resolve, in respect of any dividend which it is proposed to pay on any Shares, that holders of those Shares may elect to:

(a) forego their right to share in the proposed dividend or part of the proposed dividend; and

(b) instead receive an issue of Shares credited as fully paid.

92.2 If the Directors resolve to allow the election provided for in **paragraph 92.1**, each holder of Shares conferring a right to share in the proposed dividend may, by notice in writing to the Company given in such form and within such period as the Directors may decide, elect to:

(a) forego the dividend which otherwise would have been paid to the holder on such of the holder's Shares conferring a right to share in the proposed dividend as the holder specifies in the notice of election; and

(b) receive instead Shares to be issued to the holder credited as fully paid, on and subject to such terms and conditions as the Directors may determine.

92.3 Following the receipt of duly completed notices of election under **paragraph 92.2**, the Directors must:

(a) appropriate from the Company's profits or any reserve available for distribution to Members an amount equal to the aggregate issue price (if any) of the Shares to be

issued credited as fully paid to those holders of Shares who have given such notices of election; and

(b) apply the amount (if any) in paying up in full the number of Shares required to be so issued.

92.4 The Directors may rescind, vary or suspend a resolution of the Directors made under **paragraph 92.1** and the arrangements implemented under the resolution.

92.5 The powers given to the Directors by this **paragraph 92** are additional to the provisions for capitalisation of profits provided for by this Constitution. If the Directors exercise their power to capitalise profits under **paragraph 94** then any Member who has elected to participate in arrangements established under this **paragraph 92** is deemed, for the purpose of determining the Member's entitlement to share in the capitalised sum, not to have so elected.

93. UNCLAIMED DIVIDENDS

All dividends unclaimed for one year after the time for payment has passed may be invested by the Directors as they think fit for the benefit of the Company until claimed or until required to be dealt with in accordance with any law relating to unclaimed money.

94. CAPITALISATION OF PROFITS

94.1 The Directors may resolve:

(a) to capitalise any sum being the Company's profits or any reserve available for distribution to Members; and

(b) that:

(i) no Shares be issued and no amounts unpaid on Shares be paid up on capitalisation of the sum; or

(ii) the sum be applied in any of the ways mentioned in **paragraph 94.2** for the benefit of Members in the proportions in which the members would have been entitled if the sum had been distributed by way of Dividend.

94.2 The ways in which a sum may be applied for the benefit of Members under **paragraph 94.1(b)(ii)** are:

(a) in paying up any amounts unpaid on Shares held or to be held by Members;

(b) in paying up in full unissued Shares or debentures to be issued to Members as fully paid; or

(c) partly as mentioned in **paragraph 94.2(a)** and partly as mentioned in **paragraph 94.2(b)**.

94.3 To the extent necessary to adjust the rights of the Members among themselves, the Directors may:

(a) make cash payments in cases where Shares or debentures become issuable in fractions; and

(b) authorise any person to make, on behalf of all the Members entitled to a benefit on the capitalisation, an agreement with the Company providing for:

(i) the issue to them, credited as fully paid up, of any such further Shares or debentures; or

(ii) the payment by the Company on their behalf of the amount or any part of the amount remaining unpaid on their existing Shares by the application of their respective proportions of the sum resolved to be capitalised,

and any agreement made under the authority of **paragraph 94.3(b)** is effective and binding on all the Members concerned.

NOTICES

95. SERVICE OF NOTICES

95.1 Notice may be given by the Company to any person who is entitled to notice under this Constitution by:

(a) serving it on the person;

(b) sending it by post, facsimile transmission or electronic notification to the person at the person's address shown in the Register or the address supplied by the person to the Company for sending notices to the person; or

(c) (except in the case of a notice of meeting of Members which is required to be given individually to each Member entitled to vote at the meeting and to each Director), advertising in one or more newspapers published daily (except on weekends) throughout Australia as determined by the Directors.

95.2 A notice sent by post is taken to be served:

(a) by properly addressing, prepaying and posting the notice; and

(b) on the day after the day on which it was posted.

95.3 A notice sent by facsimile transmission or electronic notification is taken to be served:

(a) by properly addressing the facsimile transmission or electronic notification and transmitting it; and

(b) on the day of its transmission except if transmitted after 5.00pm in which case is taken to be served on the next day.

95.4 A notice given by advertisement is taken to be served on the date on which the advertisement first appears in a newspaper.

95.5 A notice may be served by the Company on joint holders under **paragraph 95.1(a) or 95.1(b)** by giving the notice to the joint holder whose name appears first in the Register.

95.6 Every person who is entitled to a Share by operation of law and who is not registered as the holder of the Share is taken to receive any notice served in accordance with this paragraph by advertisement or on that person from whom the first person derives title.

95.7 A Share certificate, cheque, warrant or other document may be delivered by the Company either personally or by sending it:

(a) in the case of a Member who does not have a Registered Address in Australia, by airmail post, by facsimile transmission, electronic notification or in another way that ensures that it will be received quickly, as appropriate; and

(b) in any other case by ordinary post, and is at the risk of the addressee as soon as it is given or posted.

95.8 A Member whose Registered Address is not in Australia may specify in writing an address in Australia as the Member's Registered Address within the meaning of this paragraph.

95.9 A certificate in writing signed by a Director, Secretary or other officer of the Company, or by any person that the Company has engaged to maintain the Register, that a document or its envelope or wrapper was addressed and stamped and was posted is conclusive evidence of posting.

95.10 Subject to the Corporations Law the signature to a written notice given by the Company may be written or printed.

95.11 All notices sent by post outside Australia must be sent by prepaid airmail post.

95.12 A notice sent by post, facsimile transmission or electronic notification to a Member's address shown in the Register or the address supplied by the Member to the Company for the purpose of sending notices to the Member is deemed to have been served notwithstanding that the Member has died, whether or not the Company has notice of his or her death.

96. PERSONS ENTITLED TO NOTICE

96.1 Notice of every general meeting must be given to:

(a) every Member;

(b) every Director and Alternate Director;

(c) ASX; and

(d) the Auditor.

96.2 No other person is entitled to receive notice of a general meeting.

AUDIT AND FINANCIAL RECORDS

97. COMPANY TO KEEP FINANCIAL RECORDS

97.1 The Directors must cause the Company to keep written financial records and to prepare financial documents and reports in accordance with the requirements of the Corporations Law and the Listing Rules.

97.2 The Directors must cause the financial records and financial documents of the Company to be audited in accordance with the requirements of the Corporations Law and the Listing Rules.

WINDING UP

98. WINDING UP

98.1 Nothing in this paragraph prejudices the rights of the holders of Shares issued on special terms and conditions.

98.2 If the Company is wound up, the liquidator may, with the sanction of a special resolution of the Company:

(a) divide among the Members in kind all or any of the Company's assets; and

(b) for that purpose, determine how he or she will carry out the division between the different classes of Members,

but may not require a Member to accept any Shares or other securities in respect of which there is any liability.

98.3 The liquidator may, with the sanction of a special resolution of the Company, vest all or any of the Company's assets in a trustee on trusts determined by the liquidator for the benefit of the contributories.

INDEMNITY

99. INDEMNITY

99.1 To the extent permitted by law and subject to the restrictions in sections 199A and 199B of the Corporations Law, the Company indemnifies every person who is or has been an officer of the Company against any liability (other than for legal costs) incurred by that person as an officer of the Company (including liabilities incurred by the officer as a director or officer of a subsidiary of the Company where the Company requested the officer to accept appointment as such director or officer).

99.2 To the extent permitted by law and subject to the restrictions in sections 199A and 199B of the Corporations Law, the Company indemnifies every person who is or has been an officer of the Company against reasonable legal costs incurred in defending an action for a liability incurred by that person as an officer of the Company (including such legal costs incurred by the officer as a director or officer of a subsidiary of the Company where the Company requested the officer to accept appointment as such director or officer).

99.3 For the purposes of this **paragraph 99**, 'officer' has the meaning given by section 9 of the Corporations Law.

END